Exhibit 99.3

A copy of this preliminary prospectus has been filed with the securities regulatory authority in each of the provinces and territories of Canada, other than Quebec, but has not yet become final. Information contained in this preliminary prospectus may not be complete and may have to be amended. This preliminary prospectus does not constitute a public offering of securities.

No securities are being offered pursuant to this prospectus. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

PRELIMINARY PROSPECTUS

Non-Offering Prospectus	April 30, 2021

MERCER PARK BRAND ACQUISITION CORP.

(To be renamed Glass House Brands Inc. in connection with its qualifying acquisition of GH

Group, Inc.)

Mercer Park Brand Acquisition Corp. (“BRND”) intends to derive a substantial portion of its revenues from the cannabis industry in one or more States of the United States, which industry is illegal under United States federal law. The Resulting Issuer (as defined below) intends to be directly involved (through its licensed subsidiaries) in the cannabis industry in the United States where local State laws permit such activities. Currently, the subsidiaries and managed entities of the Target Business (as defined below) are directly engaged in the manufacture, possession, use, sale or distribution of cannabis and/or hold licenses in the adult-use and/or medicinal cannabis marketplace in the State of California. The Resulting Issuer, after the Transaction (as defined below), will be a vertically-integrated cannabis company in the United States with initial operations in the State of California.

The United States federal government regulates drugs through the Controlled Substances Act (21 U.S.C.§ 811), which places controlled substances, including marijuana (defined as all parts of the plant cannabis sativa L. containing more than 0.3 percent tetrahydrocannabinol (“THC”)), in a schedule. Marijuana (also referred to as cannabis) is classified as a Schedule I drug. Under United States federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. The United States Food and Drug Administration has not approved marijuana as a safe and effective drug for any indication.

In the United States, marijuana is largely regulated at the State level. State laws regulating cannabis are in direct conflict with U.S. federal law, which makes cannabis use and possession federally illegal. Although certain states authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal and any such acts are criminal acts under federal law. The Supremacy Clause of the United States Constitution establishes that the United States Constitution and federal laws made pursuant to it are paramount and, in case of conflict between federal and State law, the federal law shall apply.

Under President Barack Obama, the U.S. administration attempted to address the inconsistencies between federal and state regulation of cannabis in a memorandum sent by then-Deputy Attorney General James Cole to all United States Attorneys in August 2013 (the “Cole Memorandum”). The Cole Memorandum acknowledged that notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several States had enacted laws relating to cannabis for medical and recreational purposes. In March 2017, then newly-appointed Attorney General Jeff Sessions, a long-time opponent of State-regulated medical and recreational cannabis, noted limited federal resources and acknowledged that much of the Cole Memorandum had merit; however, he had previously stated that he did not believe it had been implemented effectively.

i

On January 4, 2018, former U.S. Attorney General Jeff Sessions issued a memorandum to U.S. district attorneys which rescinded previous guidance from the U.S. Department of Justice specific to cannabis enforcement in the United States, including the Cole Memorandum. With the Cole Memorandum rescinded, U.S. federal prosecutors were given discretion in determining whether to prosecute cannabis related violations of U.S. federal law, subject to budgetary constraints. On November 7, 2018, Mr. Sessions tendered his resignation as Attorney General at the request of then President Donald Trump. Following Mr. Sessions’ resignation, Matthew Whitaker began serving as Acting United States Attorney General, until February 14, 2019, when William Barr was appointed as the United States Attorney General. During his Senate confirmation hearing, Mr. Barr stated that he disagrees with efforts by States to legalize marijuana, but would not pursue marijuana companies in States that legalized marijuana under Obama administration policies. He stated further that he would not upset settled expectations that had arisen as a result of the Cole Memorandum. Federal enforcement of cannabis-related activity remained consistent with the priorities outlined in the Cole Memorandum throughout Attorney General Barr’s tenure.

On January 20, 2021, Joseph R. Biden Jr. was sworn in as the new President of the United States. During his campaign, he stated a policy goal to decriminalize possession of cannabis at the federal level. However, he has not publicly supported the full legalization of cannabis. It is unclear how much of a priority decriminalization may be for President Biden’s administration. President Biden nominated federal judge Merrick Garland to serve as his Attorney General. During his confirmation hearings in the Senate on February 22, 2021, Attorney General nominee Garland confirmed that he would not prioritize pursuing cannabis prosecutions in States that have legalized and that are regulating the use of cannabis, both for medical and adult use. The Senate confirmed Judge Garland as Attorney General on March 10, 2021.

There is no guarantee that State laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of State laws within their respective jurisdictions. Unless and until the United States Congress amends the Controlled Substances Act with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that U.S. federal authorities may enforce current U.S. federal law. If the U.S. federal government were to begin to enforce U.S. federal laws relating to cannabis in States where the sale and use of cannabis is currently legal, or if existing applicable State laws are repealed or curtailed, BRND’s Target Business, results of operations, financial condition and prospects and the Resulting Issuer would likely be materially adversely affected. See “Risk Factors – Risks Related to Legality of Cannabis” for additional information on this risk.

In light of the political and regulatory uncertainty surrounding the treatment of U.S. cannabis-related activities, including the rescission of the Cole Memorandum discussed above, on February 8, 2018, the Canadian Securities Administrators published Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana- Related Activities (“Staff Notice 51-352”) setting out the Canadian Securities Administrators’ disclosure expectations for specific risks facing issuers with cannabis-related activities in the United States. Staff Notice 51-352 includes additional disclosure expectations that apply to all issuers with U.S. cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the U.S. cannabis industry.

The Resulting Issuer’s involvement in the U.S. cannabis market may subject it to heightened scrutiny by regulators, stock exchanges, clearing agencies and other U.S. and Canadian authorities. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Resulting Issuer’s ability to operate in the U.S. or any other jurisdiction. The Target Business has received and continues to receive legal input regarding (i) compliance with applicable State regulatory frameworks, and (ii) potential exposure and implications arising from U.S. federal law in certain respects. The Target Business receives such input on an ongoing basis but does not have a formal legal opinion on such matters. There are a number of risks associated with the Target Business. See “Cannabis Market Overview – Legal and Regulatory Matters – United States Federal Overview”, “Cannabis Market Overview – Legal and Regulatory Matters – U.S. Federal Enforcement Priorities”, “Risk Factors – the Resulting Issuer’s operations in the U.S. cannabis market may become the subject of heightened scrutiny” and “Risk Factors - Regulatory scrutiny of – the Resulting Issuer’s industry may negatively impact its ability to raise additional capital”.

Jonathan Sandelman, Charles Miles, Lawrence Hackett and Andrew Smith are the current directors of BRND and will be subject to liability as directors for any misrepresentation in this prospectus. The following proposed directors are not current directors of BRND and will not become directors of BRND until the completion of the Transaction and therefore they will not be subject to liability as directors for any misrepresentation in this prospectus: Kyle Kazan, Graham Farrar, Jamie Mendola, Jocelyn Rosenwald, Lameck Humble Lukanga, George Raveling, Bob Hoban and Hector De La Torre.

No securities are being offered pursuant to this prospectus. This prospectus is being filed with the securities regulatory authorities in each of the provinces and territories of Canada, other than Quebec, by BRND, which is a corporation incorporated under the laws of the Province of British Columbia. BRND is a special purpose acquisition corporation that was organized for the purpose of effecting an acquisition of one or more businesses or assets by way of a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination involving BRND that will qualify as its “qualifying transaction”. Since no securities are being sold pursuant to this prospectus, no proceeds will be raised pursuant to this prospectus.

On April 8, 2021, BRND announced that it had entered into a definitive purchase agreement (the “Definitive GH Group Agreement”) with GH Group, Inc. (“GH Group”, or the “Target Business”) pursuant to which, among other things, BRND shall acquire, directly or indirectly, all of the common equity of GH Group (collectively, the “Transaction”). Up to $12 million of non-convertible Class A preferred shares of GH Group may remain outstanding at closing of the Transaction. See “Corporate Structure – GH Group Financing”. The Transaction constitutes BRND’s qualifying transaction. See “The Business of GH Group” for a summary of the Target Business.

GH Group is a vertically integrated producer and seller of adult-use and medicinal cannabis and related products in California. GH Group has been cultivating cannabis since 2015 and was one of the first three (3) recipients of a license to open a retail dispensary in Santa Barbara, California. It possesses (i) an aggregate of 550,000 sq. ft. in two operating greenhouse facilities in Santa Barbara county that both include associated processing facilities, (ii) a volatile and non-volatile manufacturing and distribution facility in Lompec, California, and (iii) an additional non-volatile manufacturing facility in Long Beach, California. GH Group owns three (3) operating retail dispensaries in Santa Barbara, Los Angeles and Berkeley, California and partially owns and manages a fourth located in Los Angeles that includes a specialty indoor cultivation facility.

GH Group is brand-focused with cannabis products including flower, oil and concentrate, tinctures, and vaporizer products. GH Group’s brands include Forbidden Flowers, Mama Sue and Glass House Farms, which is the second largest cannabis flower brand in California according to data from BDS Analytics.

GH Group has executed a series of agreements whereby GH Group has the option, subject to satisfactory completion of due diligence and other conditions, to acquire a large greenhouse farm complex located in southern California which, while currently used to grow tomatoes and cucumbers, is anticipated, subject to the receipt of applicable regulatory approvals, to be re-purposed to grow cannabis. See “SoCal Greenhouse Acquisition”.

GH Group has executed an agreement with Element 7, LLC whereby GH Group has the right, subject to satisfactory completion of due diligence and other conditions, to merge with certain subsidiary entities of Element 7, LLC which are in the process of applying for up to 17 state and local retail cannabis licenses in California. See “Element 7”.

In addition, GH Group has agreed, subject to certain conditions, to appoint Element 7, LLC as a consultant to assist with the obtaining of additional licenses in California. See “Element 7”.

This prospectus is being filed in accordance with the NEO Exchange Listing Manual in connection with the completion of BRND’s qualifying transaction. Unless otherwise indicated or where inapplicable, this prospectus has been prepared assuming that the Transaction has been completed.

Existing shareholders of BRND who do not redeem their shares will continue to hold an interest in the Resulting Issuer after giving effect to the Transaction. In connection with the completion of the Transaction, BRND intends to change its name to “Glass House Brands Inc.”. Following closing, BRND will indirectly own 100% of the common equity of GH Group. See “Notice to Readers”, “The Business of GH Group” and “Corporate Structure – Definitive GH Group Agreement”.

BRND’s Class A restricted voting shares (the “BRND Class A Restricted Voting Shares”) are currently listed for trading on the Neo Exchange Inc. (the “NEO Exchange”) under the symbol “BRND.A.U”. The closing price of the BRND Class A Restricted Voting Shares on the NEO Exchange on April 8, 2021, the last trading day before the Definitive GH Group Agreement was announced, was $10.04. The closing price of the BRND Class A Restricted Voting Shares on the NEO Exchange on April 29, 2021 was $10.12. The share purchase warrants of BRND (the “BRND Warrants”) are also currently listed for trading on the NEO Exchange under the symbol “BRND.WT”. The closing price of the BRND Warrants on April 8, 2021, the last trading day before the Definitive GH Group Agreement was announced, was $1.64. The closing price of the BRND Warrants on April 29, 2021 was $2.32. The completion of the Transaction is conditional upon, among other things, approval by the NEO Exchange.

On April 8, 2021, BRND also announced a private placement of $85 million of non-voting shares of Mercer Park Brand Pipe Inc. (“MPB PipeCo”), currently a wholly owned subsidiary of BRND (the “Private Placement Shares”) at a price of $10.00 per share (the “Private Placement”). The closing of the Private Placement is scheduled to occur contemporaneously with the closing of the Transaction and, in connection therewith, the Private Placement Shares issued will be exchanged for Equity Shares (as defined below) on a one-for-one basis. The Private Placement is subject to customary conditions, including the closing of the Transaction.

An investment in BRND or the Resulting Issuer is subject to a number of risks that should be carefully considered by investors. In reviewing this prospectus, an investor should carefully consider the matters described under the heading “Risk Factors”.

As the Transaction constitutes BRND’s proposed qualifying transaction, holders of BRND Class A Restricted Voting Shares can elect to redeem (conditional on closing) all or a portion of their BRND Class A Restricted Voting Shares, whether they vote for or against, or do not vote on, the Transaction, provided that they deposit (and do not validly withdraw) their BRND Class A Restricted Voting Shares for redemption prior to 5:00 p.m. (Toronto time) on the fifth (5th) business day before the BRND Meeting (as defined below), or 5:00 p.m. (Toronto time) on the fifth (5th) business day before any adjournment(s) or postponement(s) thereof (the “Redemption Deadline”).

A redeeming BRND Shareholder is entitled (conditional on closing) to receive an amount per BRND Class A Restricted Voting Share, payable in cash, equal to the pro-rata portion (per BRND Class A Restricted Voting Share) of: (A) the escrowed funds available in the BRND’s escrow account at the time of the meeting of the BRND Shareholders at which the Transaction is approved, including interest and other amounts earned thereon; less (B) an amount equal to the total of (i) applicable taxes payable by BRND on such interest and other amounts earned in the escrow account, and (ii) actual and expected direct expenses related to the redemption, each as reasonably determined by BRND. For greater certainty, such amount will not be reduced by the amount of any tax of BRND under Part VI.1 of the Income Tax Act (Canada) (the “Tax Act”) or the deferred underwriting commissions per BRND Class A Restricted Voting Share held in escrow. This redemption amount is anticipated to be $10.11 per BRND Class A Restricted Voting Share, assuming a June 4, 2021 redemption date.

Original purchasers of BRND Class A Restricted Voting Shares and/or BRND Warrants from the underwriters in BRND’s initial public offering may have a contractual right of action for rescission or damages against BRND and certain other persons in the event of a misrepresentation in this prospectus. See “Contractual Right of Action”.

This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities. No underwriters have been involved in the preparation of this prospectus or performed any review or independent due diligence of the contents of this prospectus.

BRND Shareholders should be aware that the acquisition, holding and disposition of the securities described in this prospectus may have tax consequences in Canada, the United States and elsewhere depending on each particular shareholder’s specific circumstances. BRND Shareholders should consult their own tax advisors with respect to such tax considerations. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

The directors and the chief executive officer of BRND reside outside of Canada and certain experts retained by BRND are organized outside of Canada. Each of these individuals and entities have appointed the following agents for service of process:

Name of Director or Officer	Name and Address of Agent

Jonathan Sandelman, Director	152928 Canada Inc., c/o Stikeman Elliott LLP, 5300 Commerce
Court West, 199 Bay Street, Toronto, ON, Canada M5L 1B9

Lawrence Hackett, Director	152928 Canada Inc., c/o Stikeman Elliott LLP, 5300 Commerce
Court West, 199 Bay Street, Toronto, ON, Canada M5L 1B9

Charles Miles, Director	152928 Canada Inc., c/o Stikeman Elliott LLP, 5300 Commerce
Court West, 199 Bay Street, Toronto, ON, Canada M5L 1B9

Louis F. Karger, Chief Executive Officer	152928 Canada Inc., c/o Stikeman Elliott LLP, 5300 Commerce
Court West, 199 Bay Street, Toronto, ON, Canada M5L 1B9

Name of Expert	Name and Address of Agent

Macias Gini & O’Connell LLP	152928 Canada Inc., c/o Stikeman Elliott LLP, 5300 Commerce
Court West, 199 Bay Street, Toronto, ON, Canada M5L 1B9

BRND Shareholders are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that resides outside of Canada, even if the party has appointed an agent for service of process.

The global outbreak of COVID-19 has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, store closures, self-imposed quarantine periods and social distancing, have caused and may continue to cause material disruption to businesses globally, resulting in an economic slowdown. The full extent of the impact that COVID-19, including government and/or regulatory responses to the pandemic, will have on the Resulting Issuer is highly uncertain and difficult to predict at this time. See “COVID-19”.

The head office of BRND is currently located at 590 Madison Avenue, 26th Floor, New York, New York, USA. The head office of the Resulting Issuer is expected to be located at 3645 Long Beach Blvd., Long Beach, California, USA.

Increasingly, Canadian public companies with U.S. cannabis businesses that are going public in Canada are using multiple voting share structures. The GH Group Founders (as defined below) wish to be able to continue to build the Resulting Issuer’s business during the current and expected future volatile period in the industry. Accordingly, subject to obtaining applicable consents, including under Ontario Securities Commission Rule 56-501 – Restricted Shares, which requires majority of minority approval by a majority of votes cast by the holders of BRND Class A Restricted Voting Shares, excluding any votes attached to BRND Class A Restricted Voting Shares held directly or indirectly by persons who also hold BRND Class B Shares (as defined below), BRND intends to issue Multiple Voting Shares (as defined below) to the GH Group Founders in connection with the closing of the Transaction. The Multiple Voting Shares are expected to be nominal value preferred shares with a $0.001 per share redemption and liquidation value (rounded down to the nearest cent taking into account all Multiple Voting Shares being redeemed or liquidated at the relevant time by the applicable holder), carry 50 votes per share (voting together with the other classes of Equity Shares as if they were a single class except where otherwise required by law or stock exchange requirements), and have no entitlement to dividends and no conversion rights. In addition, unless redeemed earlier by the holder, the Multiple Voting Shares would be subject to a three (3)-year sunset provision, at which time they would be redeemed by the Resulting Issuer. The Multiple Voting Shares will not be transferable. See “Description of Securities – Capital Structure” for a description of the intended structure.

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TABLE OF CONTENTS

GLOSSARY OF TERMS	1

PROSPECTUS SUMMARY	15

NOTICE TO READERS	23

U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES	24

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	24

COVID-19	28

MARKET AND INDUSTRY DATA	28

RECENT DEVELOPMENTS	28

CORPORATE STRUCTURE	29
Mercer Park Brand Acquisition Corp.	29
Definitive GH Group Agreement	30
Registration Rights Agreement	36
Piggy-back Registration Rights	37
Accounting Treatment	37
Proposed Transactions	37
Private Placement	38
Inter-Corporate Relationships	40
Warrant Agreement	41
Exchangeable Shares and Exchange Rights Agreements	42

CANNABIS MARKET OVERVIEW	50
Exposure to U.S. Marijuana Related Activities	54
Use of Cannabis	54
California Cannabis Market	54
Legal and Regulatory Matters	54
Compliance with License Requirements	61
Non-Compliance with State and Local Cannabis Laws	68
Ability to Access Public and Private Capital	68

THE BUSINESS OF GH GROUP	69
History of GH Group and Business Overview	69
Cultivation	69
Manufacturing and Distribution	73
Wholesale Sales	74
Brand, Product and Marketing	76
Retail	76
Information Technology & Inventory Management	79
Banking & Processing	79
Competitive Conditions	80
Environmental Protection Requirements	80

SOCAL GREENHOUSE ACQUISITION	80
SoCal Greenhouse Acquisition Agreements	81

ELEMENT 7	82
Element 7 Merger Agreement	83
Element 7 Consulting Agreement	84

MERCER PARK BRAND ACQUISITION CORP.	85

OUTLOOK	86

USE OF ESCROWED FUNDS	87

NON-U.S. GAAP MEASURES	88

SELECTED CONSOLIDATED FINANCIAL INFORMATION	89
Pro Forma Consolidated Capitalization	89
Summary Pro Forma Consolidated Financial Information	90

DIVIDEND POLICY	93

MANAGEMENT’S DISCUSSION AND ANALYSIS	93

DESCRIPTION OF SECURITIES	93
Equity Shares and Multiple Voting Shares	94
Advance Notice Requirements for Director Nominations	100

EQUITY INCENTIVE PLAN DESCRIPTION	100
Summary of Equity Incentive Plan	100

OPTIONS TO PURCHASE SECURITIES	104
Options	104
BRND Warrants	104

SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER	105
Mercer Park Brand Acquisition Corp. Founders’ Shares	106
Exchangeable Shares	106

PRIOR SALES	106

PRINCIPAL SHAREHOLDERS	107

DIRECTORS AND EXECUTIVE OFFICERS	108
Biographies	109
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	112
Majority Voting Policy	112
Forum Selection Provisions	113
Conflicts of Interest	113
Directors’ and Officers’ Liability Insurance	113

DIRECTORS’ AND EXECUTIVE OFFICERS’ COMPENSATION	114
Benchmarking	115
Elements of Compensation	115
Compensation, Employment Agreements, Termination and Change of Control Benefits	116
Director Compensation	116

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	117

AUDIT COMMITTEE	117
Composition of the Resulting Issuer Audit Committee	117
Pre-Approval Policies and Procedures	117
External Audit Service Fees	117

CORPORATE GOVERNANCE	117
Statement of Corporate Governance Practices	117
Board of Directors	118
Director Term Limits/Mandatory Retirement	120
Diversity	120
Orientation and Continuing Education	121
Social Responsibility	121
Nomination of Directors	121
Board and Committee Assessment	121
Audit Committee	121
Compensation, Nomination & Corporate Governance Committee	122
Code of Conduct	124
Key Governance Documents	124

REGULATORY APPROVALS	125

RISK FACTORS	126

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	155
Residents of Canada	156
Non-Residents of Canada	158

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	159
Tax Treatment of the Transaction to the Resulting Issuer and Classification of the Resulting Issuer as a U.S. Domestic Corporation	160
Tax Consequences of the Transaction to U.S. Holders of BRND Class A Restricted Voting Shares	161
Tax Consequences of the Transaction to U.S. Holders of BRND Warrants	166
Tax Consequences to Non-U.S. Holders	167

PROMOTER	168

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	169

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	169

AUDITORS	169

REGISTRAR AND TRANSFER AGENT	169

MATERIAL CONTRACTS	170

CONTRACTUAL RIGHT OF ACTION	170

SECURITIES LAWS EXEMPTIONS	171

FINANCIAL STATEMENTS	171

APPENDIX A – BRND AUDITED ANNUAL FINANCIAL STATEMENTS (YEARS ENDED DECEMBER 31, 2020 AND 2019)	A-1

APPENDIX B – MANAGEMENT’S DISCUSSION & ANALYSIS OF BRND	B-1

APPENDIX C – GH GROUP ANNUAL FINANCIAL STATEMENTS (YEAR ENDED DECEMBER 31, 2020; YEAR ENDED DECEMBER 31, 2019; YEAR ENDED DECEMBER 31, 2018)	C-1

APPENDIX D – MANAGEMENT’S DISCUSSION AND ANALYSIS OF GH GROUP, INC.	D-1

APPENDIX E – CHARTER OF THE AUDIT COMMITTEE OF GLASS HOUSE BRANDS INC.	E-1

APPENDIX F –BUD AND BLOOM AUDITED FINANCIAL STATEMENTS (FOR THE PERIOD ENDED AUGUST 31, 2019 AND THE YEAR ENDED DECEMBER 31, 2018)	F-1

APPENDIX G –MANAGEMENT’S DISCUSSION AND ANALYSIS OF BUD AND BLOOM	G-1

APPENDIX H – FARMACY BERKELEY AUDITED ANNUAL FINANCIAL STATEMENTS (FOR THE YEARS ENDED DECEMBER 31, 2020, DECEMBER 31, 2019 AND DECEMBER 31, 2018)	H-1

APPENDIX I – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FARMACY BERKELEY	I-1

APPENDIX J – ELEMENT 7 AUDITED ANNUAL FINANCIAL STATEMENTS (FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019)	J-1

APPENDIX K – MANAGEMENT’S DISCUSSION AND ANALYSIS OF ELEMENT 7	K-1

APPENDIX L – BRND UNAUDITED PRO FORMA FINANCIAL STATEMENTS	L-1

CERTIFICATE OF MERCER PARK BRAND ACQUISITION CORP AND PROMOTER	CT-1

GLOSSARY OF TERMS

“10% U.S. Shareholder” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Considerations – Tax Consequences of the Transaction to U.S. Holders of BRND Class A Restricted Voting Shares – Conversion of BRND into a U.S. Domestic Corporation – Effects of Section 367(b) of the Code upon the Conversion”;

“20-day VWAP” has the meaning ascribed to it under the heading “Corporate Structure – Definitive GH Group Agreement”;

“2014 Cole Memorandum” has the meaning ascribed to it under the heading “Cannabis Market Overview – Legal and Regulatory Matters – United States Federal Overview”;

“2014 Farm Bill” has the meaning ascribed to it under the heading “Cannabis Market Overview – Legal and Regulatory Matters – United States Federal Overview”;

“2018 Farm Bill” has the meaning ascribed to it under the heading “Cannabis Market Overview – Legal and Regulatory Matters – United States Federal Overview”;

“Accounting Standards Relief” has the meaning ascribed to it under the heading “Securities Law Exemptions”;

“Adjusted EBITDA” has the meaning ascribed to it under the heading “Non-U.S. GAAP Measures – Adjusted EBITDA”;

“Advance Notice Provisions” has the meaning ascribed to it under the heading “Description of Securities – Advance Notice Requirements for Director Nominations”;

“Affiliate” has the meaning ascribed to it in National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators;

“All E&P Amount” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Considerations – Tax Consequences of the Transaction to U.S. Holders of BRND Class A Restricted Voting Shares – Conversion of BRND into a U.S. Domestic Corporation – Effects of Section 367(b) of the Code upon the Conversion”;

“allowable capital loss” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations – Residents of Canada – Taxation of Capital Gains and Capital Losses”;

“Ancillary Rights” has the meaning ascribed to it under the heading “Corporate Structure – Exchangeable Shares and Exchange Rights Agreements – General”;

“Anti-Dilution Payment” has the meaning ascribed to it under the heading “Corporate Structure – Definitive GH Group Agreement”;

“Audit Committee” has the meaning ascribed to it under the heading “Audit Committee”;

“AUMA” has the meaning ascribed to it under the heading “Cannabis Market Overview – Legal and Regulatory Matters – California State Level Overview”;

“Automatic Exchange Right” has the meaning ascribed to it under the heading “Corporate Structure – Exchangeable Shares and Exchange Rights Agreements – Automatic Exchange Right on Liquidation of BRND”;

“Awards” has the meaning ascribed to it under the heading “Equity Incentive Plan Description – Summary of Equity Incentive Plan - Purpose”;

“BCBCA” means the Business Corporations Act (British Columbia), as it may be amended from time to time;

“BCC” has the meaning ascribed to it under the heading “Cannabis Market Overview – Legal and Regulatory Matters – California State Level Overview”;

“BRND” means Mercer Park Brand Acquisition Corp., and shall include, when appropriate, its subsidiaries from time to time;

“BRND Audited Annual Financial Statements” has the meaning ascribed to it under the heading “Financial Statements”;

“BRND Class A Restricted Voting Shares” means the Class A restricted voting shares in the capital of BRND, and each a “BRND Class A Restricted Voting Share”;

“BRND Class A Restricted Voting Units” means the Class A restricted voting units offered to the public under BRND’s initial public offering at an offering price of $10.00 per BRND Class A Restricted Voting Unit, each comprised of one BRND Class A Restricted Voting Share and one-half of a BRND Warrant, and each a “BRND Class A Restricted Voting Unit”;

“BRND Class B Shares” means the Class B shares in the capital of BRND (and for greater certainty, includes the BRND Founders’ Shares), and each a “BRND Class B Share”;

“BRND Class B Units” means the Class B units of BRND, each comprised of one BRND Class B Share and one-half of a BRND Warrant, and each a “BRND Class B Unit”;

“BRND directors” has the meaning ascribed to it under the heading “Contractual Right of Action”;

“BRND Founders” means, collectively, Mercer, Charles Miles and Sean Goodrich (or persons or companies controlled by them), as the collective holders of the BRND Founders’ Shares and of the BRND Founders’ Warrants (each as defined herein);

“BRND Founders’ Shares” means the Class B shares in the capital of BRND issued to the BRND Founders (other than as part of the BRND Class B Units), and each a “BRND Founders’ Share”;

“BRND Founders’ Warrants” means the share purchase warrants in the capital of BRND issued to Mercer, and each a “BRND Founders’ Warrant”;

“BRND Meeting” means the special meeting of shareholders of BRND to be held to vote on the Transaction;

“BRND Shareholders” means the registered or beneficial holders of the BRND Class A Restricted Voting Shares and/or the BRND Class B Shares, as the context requires;

“BRND Warrant Holders” means the holders of the BRND Warrants, and each, a “BRND Warrant Holder”;

“BRND Warrants” means, collectively, (A) the 20,125,000 share purchase warrants underlying the BRND Class A Restricted Voting Units, (B) the 9,810,000 BRND Founders’ Warrants, and (C) the 54,500 share purchase warrants underlying the BRND Class B Units, each of which having been issued under the Warrant Agreement and in respect of which, 65 days following the completion of the Transaction, will each entitle the holder thereof to purchase one BRND Class A Restricted Voting Share (which, at such time, will represent one Subordinate Voting Share) at a price of $11.50 and each a “BRND Warrant”;

“Bud and Bloom” means Bud and Bloom, a California corporation;

“Bud and Bloom Audited Financial Statements” has the meaning ascribed to it under the heading “Financial Statements”;

“Buyer” has the meaning ascribed to it under the heading “Corporate Structure – Definitive GH Group Agreement”;

“Call Rights” has the meaning ascribed to it under the heading “Corporate Structure – Exchangeable Shares and Exchange Rights Agreements – General”;

“C&CG Committee” means the Compensation, Nominating and Corporate Governance Committee of BRND;

“California Option Agreement” has the meaning ascribed to it under the heading “SoCal Greenhouse Acquisition – California Option Agreement”;

“Canaccord” has the meaning ascribed to it under the heading “Corporate Structure – Private Placement”;

“Canada-U.S. Tax Convention” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations – Non-Residents of Canada – Dividends on Equity Shares”;

“Cap” has the meaning ascribed to it under the heading “Corporate Structure – Definitive GH Group Agreement”;

“Capital Based Earnout Shares” has the meaning ascribed to it under the heading “Corporate Structure – Definitive GH Group Agreement”;

“Cashless Exercise” has the meaning ascribed to it under the heading “Corporate Structure – Warrant Agreement”;

“Casitas” has the meaning ascribed to it under the heading “The Business of GH Group – History of GH Group and Business Overview”;

“CBD” has the meaning ascribed to it under the heading “Cannabis Market Overview – Use of Cannabis”;

“CBP” has the meaning ascribed to it under the heading “Risk Factors – Risks Related to Legality of Cannabis – While legal under applicable U.S. State law, the Resulting Issuer’s business activities are illegal under U.S. federal law”;

“CDC” has the meaning ascribed to it under the heading “Risk Factors – Risks Related to the Resulting Issuer’s Business and GH Group’s Business – Covid-19 pandemic”;

“CDFA” has the meaning ascribed to it under the heading “Cannabis Market Overview – Legal and Regulatory Matters – California State Overview”;

“CDPH” has the meaning ascribed to it under the heading “Cannabis Market Overview – Legal and Regulatory Matters – California State Level Overview”;

“CDS” means CDS Clearing and Depository Services Inc.;

“CEFF Camarillo Propco” means CEFF Camarillo Property, LLC;

“CEFF Parent” means CEFF Camarillo Holdings, LLC;

“CEFF Parties” means CEFF Parent together with CEFF Camarillo Propco;

“Change of Control Transaction” has the meaning ascribed to it under the heading “Description of Securities – Equity Shares – Exercise of Voting Rights”;

“Closing” has the meaning ascribed to it under the heading “Corporate Structure – Definitive GH Group Agreement”;

“CMS Asset” has the meaning ascribed to it under the heading “The Business of GH Group – History of GH Group and Business Overview”;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Cole Memorandum” has the meaning ascribed to it under the heading “Cannabis Market Overview – Legal and Regulatory Matters – United States Federal Overview”;

“Company Stock” has the meaning ascribed to it under the heading “Corporate Structure – Definitive GH Group Agreement”;

“Compliance Provisions” has the meaning ascribed to it under the heading “Description of Securities – Equity Shares and Multiple Voting Shares – Multiple Voting Shares – Compliance Provisions”;

“Control Transaction” has the meaning ascribed to it under the heading “Corporate Structure – Exchangeable Shares and Exchange Rights Agreements – Redemption Rights”;

“Conversion” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Consideration – Tax Treatment of the Transaction to BRND and Classification of BRND as a U.S. Domestic Corporation”;

“CPG” has the meaning ascribed to it under the heading “The Business of GH Group – History of GH Group and Business Overview”;

“CUA” has the meaning ascribed to it under the heading “Cannabis Market Overview – Legal and Regulatory Matters – California State Level Overview”;

“DEA” has the meaning ascribed to it under the heading “Risk Factors – Risks Related to Legality of Cannabis – Any re-classification of cannabis or changes in U.S. controlled substance laws and regulations may affect the Resulting Issuer’s business”;

“Deemed Dividend Election” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Considerations – Tax Consequences of the Transaction to U.S. Holders of BRND Class A Restricted Voting Shares – Conversion of BRND into a U.S. Domestic Corporation – Effects of Section 367(b) of the Code upon the Conversion”;

“Definitive GH Group Agreement” means the definitive purchase agreement among BRND, GH Group and its shareholders relating to the Transaction, as may be amended, supplemented or otherwise modified from time to time;

“Definitive Option PSA” has the meaning ascribed to it under the heading “SoCal Greenhouse Acquisition – California Option Agreement”;

“Definitive Property PSA” has the meaning ascribed to it under the heading “SoCal Greenhouse Acquisition – California Option Agreement”;

“Demand Registration” has the meaning ascribed to it under the heading “Registration Rights Agreement – Demand Registration Rights”;

=” shall mean the aggregate Equity Shares issued and outstanding, including the applicable Equity Shares issuable on exchange of the Exchangeable Shares and on exchange of the BRND Warrants, excluding the Cashless Exercise, provided they are not determined to be “out of the money” by the Resulting Issuer Board;

“DOJ” has the meaning ascribed to it under the heading “Cannabis Market Overview – Legal and Regulatory Matters – United States Federal Overview”;

“Effective Date” means the closing date of the Transaction;

“Element 7” means Element 7, LLC;

“Element 7 Audited Annual Financial Statements” has the meaning ascribed to it under the heading “Financial Statements”;

“Element 7 Consulting Agreement” has the meaning ascribed to it under the heading “Element 7 –Element 7 Consulting Agreement”;

“Element 7 Merger” has the meaning ascribed to it under the heading “Element 7”;

“Element 7 Merger Agreement” has the meaning ascribed to it under the heading “Element 7 – Element 7 License Acquisition Agreement”;

“Equity Incentive Plan” means the new equity incentive plan to be approved by BRND Shareholders at the BRND Meeting and adopted by BRND;

“Equity Shares” means, collectively, subordinate, restricted and/or limited voting shares of the Resulting Issuer;

“Escrowed Funds” has the meaning ascribed to it under the heading “Use of Escrowed Funds”.

“Exchange Agreement and Undertaking” means the exchange agreement and undertaking dated May 7, 2019, entered into by each of the BRND Founders in favour of BRND;

“Exchangeable Share Consideration” has the meaning ascribed to it under the heading “Corporate Structure – Exchangeable Shares and Exchange Rights Agreements – Ranking and Liquidation Rights”;

“Exchangeable Shareholder Put Event” has the meaning ascribed to it under the heading “Corporate Structure – Exchangeable Shares and Exchange Rights Agreements – Grant of Exchange Rights”;

“Exchangeable Shareholders’ Put Right” has the meaning ascribed to it under the heading “Corporate Structure – Exchangeable Shares and Exchange Rights Agreements – Grant of Exchange Rights”;

“Exchangeable Share Provisions” has the meaning ascribed to it under the heading “Corporate Structure – Exchangeable Shares and Exchange Rights Agreements – Grant of Exchange Rights”;

“Exchangeable Shares” means the non-voting exchangeable common stock of MPB AcquisitionCo which, pursuant to the applicable Exchange Rights Agreements, are exchangeable on a one-for-one basis into Equity Shares;

“Exchangeable Shareholders” means the holders of the Exchangeable Shares;

“Exchanged Shares” has the meaning ascribed to it under the heading “Corporate Structure – Exchangeable Shares and Exchange Rights Agreements – Grant of Exchange Rights”;

“Exchange Rights Agreements” has the meaning ascribed to it under the heading “Corporate Structure – Exchangeable Shares and Exchange Rights Agreements – Exchangeable Share Procedures”;

“Exercise Notice” has the meaning ascribed to it under the heading “SoCal Greenhouse Acquisition – California Option Agreement”;

“Existing Leases” has the meaning ascribed to it under the heading “SoCal Greenhouse Acquisition”;

“Extraordinary Dividends” means any dividend paid by BRND, together with all other dividends payable by BRND in the same calendar year, that has an aggregate absolute dollar value which is greater than $0.25 per share, with the adjustment to the applicable price, if applicable, being a reduction equal to the amount of the excess;

“Farmacy Berkeley” has the meaning ascribed to it under the heading “The Business of GH Group – History of GH Group and Business Overview”;

“FATCA” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Considerations – Tax Consequences to Non-U.S. Holders – Foreign Account Tax Compliance Act”;

“FDA” has the meaning ascribed to it under the heading “Cannabis Market Overview – Legal and Regulatory Matters – United States Federal Overview”;

“FDCA” has the meaning ascribed to it under the heading “Risk Factors – Risks Related to Legality of Cannabis – Regulatory action and approvals from the U.S. Food and Drug Administration”;

“FinCEN” has the meaning ascribed to it under the heading “Cannabis Market Overview – Legal and Regulatory Matters – United States Federal Overview”;

“FinCEN Memorandum” has the meaning ascribed to it under the heading “Cannabis Market Overview – Legal and Regulatory Matters – United States Federal Overview”;

“forward-looking information” has the meaning ascribed to it under the heading “Caution Regarding Forward-Looking Statements”;

“forward-looking statements” has the meaning ascribed to it under the heading “Caution Regarding Forward-Looking Statements”;

“FPI Capital Structure Amendments” has the meaning ascribed to it under the heading “Description of Securities – Equity Shares and Multiple Voting Shares”;

“FPI Threshold” has the meaning ascribed to it under the heading “Description of Securities – Equity Shares and Multiple Voting Shares – Equity Shares – Conversion”;

“Fully-Diluted Share Number” has the meaning ascribed to it under the heading “Corporate Structure – Definitive GH Group Agreement”;

“GH EIP” has the meaning ascribed to it under the heading “Options to Purchase Securities – GH Group Equity Incentive Plan”;

“GH Group” means GH Group, Inc.;

“GH Group Audited Annual Financial Statements” has the meaning ascribed to it under the heading “Financial Statements”;

“GH Group Company Incentive Plan” has the meaning ascribed to it under the heading “Corporate Structure – Definitive GH Group Agreement”;

“GH Group Financing” has the meaning ascribed to it under the heading “Corporate Structure – GH Group Financing”;

“GH Group Founders” means, collectively, Kyle Kazan, Graham Farrar, Jamie Rosenwald, Benjamin Persky, Kris Hulgreen, Steven Persky and Hans Tiedemann;

“GH Options” has the meaning ascribed to it under the heading “Options to Purchase Securities – GH Group Equity Incentive Plan”;

“GH Participant” has the meaning ascribed to it under the heading “Options to Purchase Securities – GH Group Equity Incentive Plan”;

“GIPI” means Glass Investments Projects, Inc.;

“Guidelines” has the meaning ascribed to it under the heading “Corporate Governance – Statement of Corporate Governance Practices”;

“held of record” has the meaning ascribed to it under Rule 12g5-1 of the Securities Exchange Act of 1934, as amended;

“Holder” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations”;

“HSR Act” has the meaning ascribed to it under the heading “Corporate Structure – Definitive GH Group Agreement;

“iCANN” has the meaning ascribed to it under the heading “The Business of GH Group – History of GH Group and Business Overview”;

“IMS” has the meaning ascribed to it under the heading “The Business of GH Group – Information Technology and Inventory Management”;

“Incorporation Share” means the initial BRND Class B Share issued to Mercer in connection with the incorporation of BRND;

“Insolvency Event” has the meaning ascribed to it under the heading “Corporate Structure – Exchangeable Shares and Exchange Rights Agreements – Redemption Rights”;

“IPM” has the meaning ascribed to it under the heading “Cannabis Market Overview – Compliance with License Requirements – Cultivation Operations Compliance”;

“IRS” means the U.S. Internal Revenue Service;

“ISOs” has the meaning ascribed to it under the heading “Equity Incentive Plan Description – Summary of Equity Incentive Plan - Purpose”;

“Later Redemption Date” has the meaning ascribed to it under the heading “Corporate Structure – Exchangeable Shares and Exchange Rights Agreements – Redemption Call Right”;

“Limited Voting Shares” means limited voting shares of the Resulting Issuer;

“Liquidation Amount” has the meaning ascribed to it under the heading “Corporate Structure – Exchangeable Shares and Exchange Rights Agreements – Ranking and Liquidation Rights”;

“Liquidation Call Purchase Price” has the meaning ascribed to it under the heading “Corporate Structure – Exchangeable Shares and Exchange Rights Agreements – Liquidation Call Right”;

“Liquidation Call Right” has the meaning ascribed to it under the heading “Corporate Structure – Exchangeable Shares and Exchange Rights Agreements – Liquidation Call Right”;

“Liquidation Date” has the meaning ascribed to it under the heading “Corporate Structure – Exchangeable Shares and Exchange Rights Agreements – Ranking and Liquidation Rights”;

“Liquidation Event” has the meaning ascribed to it under the heading “Corporate Structure – Exchangeable Shares and Exchange Rights Agreements – Automatic Exchange Right on Liquidation of BRND”;

“Liquidation Event Effective Date” has the meaning ascribed to it under the heading “Corporate Structure – Exchangeable Shares and Exchange Rights Agreements – Automatic Exchange Right on Liquidation of BRND”;

“Lockup Agreement” has the meaning ascribed to it under the heading “Corporate Structure – Definitive GH Group Agreement”;

“Long Form Demand Registration” has the meaning ascribed to it under the heading “Registration Rights Agreement – Demand Registration Rights”;

“Mark-to-Market” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Considerations – Tax Consequences of the Transaction to U.S. Holders of BRND Class A Restricted Voting Shares – Conversion of BRND into a U.S. Domestic Corporation – Passive Foreign Investment Company Considerations in Connection with the Conversion”;

“MAUCRSA” has the meaning ascribed to it under the heading “Cannabis Market Overview – Legal and Regulatory Matters – California State Level Overview”;

“MCRSA” has the meaning ascribed to it under the heading “Cannabis Market Overview – Legal and Regulatory Matters – California State Level Overview”;

“MCSB” has the meaning ascribed to it under the heading “Cannabis Market Overview – Legal and Regulatory Matters – California State Level Overview – California Licenses and Regulations - Manufacturing”;

“MD&A” means management’s discussion and analysis;

“Mercer” means Mercer Park Brand, L.P. (formerly Mercer Park CB II, L.P.), a limited partnership formed under the laws of the State of Delaware, and BRND’s sponsor;

“Merger” has the meaning ascribed to it under the heading “Corporate Structure – Definitive GH Group Agreement”;

“Merger Consideration” has the meaning ascribed to it under the heading “Corporate Structure – Definitive GH Group Agreement”;

“Merger Parties” means BRND, Buyer, Merger Sub, GH Group, Sellers and Sellers’ Representative, and referred to individually as a “Merger Party”;

“Merger Sub” has the meaning ascribed to it under the heading “Corporate Structure – Definitive GH Group Agreement;

“METRC” has the meaning ascribed to it under the heading “Cannabis Market Overview – Legal Regulatory Matters – California State Level Overview – California Licenses and Regulations – Reporting Requirements”;

“MPB AcquisitionCo” means MPB Acquisition Corp.;

“MPB PipeCo” means Mercer Park Brand Pipe Inc.;

“Multiple Voting Shares” means multiple voting shares of the Resulting Issuer;

“NEO” means a Named Executive Officer, as such term is defined in Form 51-102F6 – Statement of Executive Compensation under NI 51-102, and collectively the “NEOs”;

“NEO Exchange” means the Neo Exchange Inc.;

“NEO Exchange Policies” means the rules and policies of the NEO Exchange in effect from time to time;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NI 52-107” means National Instrument 52-107 – Acceptable Accounting Principles and Auditing Standards;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings;

“NI 52-110” means National Instrument 52-110 – Audit Committees;

“NI 58-101” means National Instrument 58-101 – Disclosure of Corporate Governance Practices;

“NI 62-104” means National Instrument 62-104 – Take-Over Bids and Special Transactions;

“Nominating Shareholder” has the meaning ascribed to it under the heading “Description of Securities – Advance Notice Requirements for Director Nominations”;

“Non-Electing Shareholder” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Considerations – Tax Consequences of the Transaction to U.S. Holders of BRND Class A Restricted Voting Shares – Conversion of BRND into a U.S. Domestic Corporation – Passive Foreign Investment Company Considerations in Connection with the Conversion”;

“Non-Resident Holder” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations – Non-Residents of Canada”;

“non-U.S. GAAP” has the meaning ascribed to it under the heading “Non-U.S. GAAP Measures”;

“Non-U.S. Holder” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Considerations”;

“Notice Date” has the meaning ascribed to it under the heading “Description of Securities – Advance Notice Requirements for Director Nominations”;

“NP 58-201” means National Policy 58-201 – Corporate Governance Guidelines;

“NQSOs” has the meaning ascribed to it under the heading “Equity Incentive Plan Description – Summary of Equity Incentive Plan – Purpose”;

“Option” the meaning ascribed to it under the heading “SoCal Greenhouse Acquisition – California Option Agreement”;

“Option Holder” means the Glass Investments Projects, Inc.;

“Optionholder” has the meaning ascribed to it under the heading “Management’s Discussion and Analysis – Management’s Discussion and Analysis of GH Group for the Years Ended December 31, 2020, December 31, 2019 and December 31, 2018 – Recent Developments – Greenhouse Option Acquisition”;

“Option Rights” has the meaning ascribed to it under the heading “SoCal Greenhouse Acquisition – California Option Agreement”;

“Options” has the meaning ascribed to it under the heading “Equity Incentive Plan Description – Summary of Equity Incentive Plan – Purpose”;

“OSC” means the Ontario Securities Commission;

“Outside Date” has the meaning ascribed to it under the heading “Corporate Structure – Definitive GH Group Agreement”;

“Owning or Controlling” has the meaning ascribed to it under the heading “Description of Securities – Equity Shares and Multiple Voting Shares – Multiple Voting Shares – Compliance Provisions”;

“Padaro” has the meaning ascribed to it under the heading “History of GH Group and Business Overview – Cultivation”;

“Participants” has the meaning ascribed to it under the heading “Equity Incentive Plan Description – Summary of Equity Incentive Plan – Eligibility”;

“Per Share Merger Consideration” has the meaning ascribed to it under the heading “Corporate Structure – Definitive GH Group Agreement”;

“PFIC” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Considerations – Tax Consequences of the Transaction to U.S. Holders of BRND Class A Restricted Voting Shares – Conversion of BRND into a U.S. Domestic Corporation – Passive Foreign Investment Company Considerations in Connection with the Conversion”;

“Piggyback Shareholders” has the meaning ascribed to it under the heading “Corporate Structure – Registration Rights Agreement”;

“Polar” has the meaning ascribed to it under the heading “Recent Developments”;

“Post Closing Cash” has the meaning ascribed to it under the heading “Corporate Structure – Definitive GH Group Agreement”;

“Preferred Shares” has the meaning ascribed to it under the heading “Description of Securities”;

“Price Based Earn-out Shares” has the meaning ascribed to it under the heading “Corporate Structure – Definitive GH Group Agreement”;

“Private Placement” has the meaning ascribed to it under the heading “Corporate Structure – Private Placement”;

“Private Placement Shares” has the meaning ascribed to it under the heading “Corporate Structure – Private Placement”;

“Programs and Policies” has the meaning ascribed to it under the heading “Notice to Readers”;

“Purchase Price” has the meaning ascribed to it under the heading “Corporate Structure – Definitive GH Group Agreement”;

“Purchaser” has the meaning ascribed to it under the heading “SoCal Greenhouse Acquisition – California Option Agreement”;

“QEF” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Considerations – Tax Consequences of the Transaction to U.S. Holders of BRND Class A Restricted Voting Shares – Conversion of BRND into a U.S. Domestic Corporation – Passive Foreign Investment Company Considerations in Connection with the Conversion”;

“QEF Election” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Considerations – Tax Consequences of the Transaction to U.S. Holders of BRND Class A Restricted Voting Shares – Conversion of BRND into a U.S. Domestic Corporation – Passive Foreign Investment Company Considerations in Connection with the Conversion”;

“qualifying transaction” has the meaning ascribed to it under the heading “Notice to Readers”;

“RDSP” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations – Residents of Canada – Eligibility for Investment”;

“Recapitalization” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Considerations – Tax Consequences of the Transaction to U.S. Holders of BRND Class A Restricted Voting Shares – Conversion of BRND Class A Restricted Voting Shares to Subordinate Voting Shares”;

“Redemption Call Purchase Price” has the meaning ascribed to it under the heading “Corporate Structure – Exchangeable Shares and Exchange Rights Agreements – Redemption Call Right”;

“Redemption Call Right” has the meaning ascribed to it under the heading “Corporate Structure – Exchangeable Shares and Exchange Rights Agreements – Redemption Call Right”;

“Redemption Date” has the meaning ascribed to it under the heading “Corporate Structure – Exchangeable Shares and Exchange Rights Agreements – Redemption Rights”;

“Redemption Deadline” means 5:00 p.m. (Toronto time) on the fifth business day before the meeting of BRND Shareholders to consider, among other things, the Transaction, or 5:00 p.m. (Toronto time) on the fifth business day before any adjournment(s) or postponement(s) thereof;

“Redemption Event” has the meaning ascribed to it under the heading “Corporate Structure – Exchangeable Shares and Exchange Rights Agreements – Redemption Rights”;

“Redemption Notice” has the meaning ascribed to it under the heading “Corporate Structure – Exchangeable Shares and Exchange Rights Agreements – Redemption Rights”;

“Redemption Price” has the meaning ascribed to it under the heading “Corporate Structure – Exchangeable Shares and Exchange Rights Agreements – Redemption Rights”;

“Registering Shareholders” has the meaning ascribed to it under the heading “Corporate Structure – Registration Rights Agreement;

“Registration Rights Agreement” has the meaning ascribed to it under the heading “Corporate Structure – Registration Rights Agreement;

“Related Person” has the meaning ascribed to it in the NEO Exchange Policies;

“Resident Holder” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations – Residents of Canada”;

“RESP” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations – Residents of Canada – Eligibility for Investment”;

“Restricted Voting Shares” means restricted voting shares of the Resulting Issuer;

“Resulting Issuer” has the meaning ascribed to it under the heading “Notice to Readers”;

“Resulting Issuer Board” means the board of directors of BRND immediately following the closing of the Transaction;

“Resulting Issuer Pro Forma Financial Statements” has the meaning ascribed to it under the heading “Financial Statements”;

“Resulting Issuer Shareholders” means the registered or beneficial holders of the Subordinate Voting Shares and/or the Multiple Voting Shares, as the context requires;

“Retraction Call Notice” has the meaning ascribed to it under the heading “Corporate Structure – Exchangeable Shares and Exchange Rights Agreements – Retraction Call Right”;

“Retraction Call Right” has the meaning ascribed to it under the heading “Corporate Structure – Exchangeable Shares and Exchange Rights Agreements – Retraction Call Right”;

“Retraction Date” has the meaning ascribed to it under the heading “Corporate Structure – Exchangeable Shares and Exchange Rights Agreements – Exchange of Exchangeable Shares for Subordinate Voting Shares”;

“Retraction Price” has the meaning ascribed to it under the heading “Corporate Structure – Exchangeable Shares and Exchange Rights Agreements – Exchange of Exchangeable Shares for Subordinate Voting Shares”;

“Retraction Request” has the meaning ascribed to it under the heading “Corporate Structure – Exchangeable Shares and Exchange Rights Agreements – Exchange of Exchangeable Shares for Subordinate Voting Shares”;

“Retracted Shares” has the meaning ascribed to it under the heading “Corporate Structure – Exchangeable Shares and Exchange Rights Agreements – Exchange of Exchangeable Shares for Subordinate Voting Shares”;

“Rohrabacher-Blumenauer Amendment” has the meaning ascribed to it under the heading “Cannabis Market Overview – Legal and Regulatory Matters – United States Federal Overview”;

“RRIF” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations – Residents of Canada – Eligibility for Investment”;

“RRSP” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations – Residents of Canada – Eligibility for Investment”;

“RSUs” has the meaning ascribed to it under the heading “Equity Incentive Plan Description – Summary of Equity Incentive Plan – Purpose”;

“SEC” has the meaning ascribed to it under the heading “Securities Laws Exemptions”;

“Second Amendment” has the meaning ascribed to it under the heading “SoCal Greenhouse Acquisition – California Option Agreement”;

“Securities” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations”;

“Seller Indemnity Cap” has the meaning ascribed to it under the heading “Corporate Structure – Definitive GH Group Agreement”;

“Sellers” has the meaning ascribed to it under the heading “Corporate Structure – Definitive GH Group Agreement;

“Sellers’ Representative” has the meaning ascribed to it under the heading “Corporate Structure – Definitive GH Group Agreement”;

“Sessions Memorandum” has the meaning ascribed to it under the heading “Cannabis Market Overview – Legal and Regulatory Matters – United States Federal Overview”;

“Shareholder Redemption Notice” has the meaning ascribed to it under the heading “Corporate Structure – Exchangeable Shares and Exchange Rights Agreements – Redemption Rights”;

“Short Form Demand Registration” has the meaning ascribed to it under the heading “Registration Rights Agreement – Demand Registration Rights”;

“Short-Term Lease” has the meaning ascribed to it under the heading “SoCal Greenhouse Acquisition”;

“Short-Term Tenant” has the meaning ascribed to it under the heading “SoCal Greenhouse Acquisition”;

“signatories” has the meaning ascribed to it under the heading “Contractual Right of Action”;

“SOPs” has the meaning ascribed to it under the heading “Cannabis Market Overview – Legal Regulatory Matters – California State Level Overview – California Licenses and Regulations – Operating Procedure Requirements”;

“SPAC” has the meaning ascribed to it under the heading “Notice to Readers”;

“SPAC Closing Cash Minimum” has the meaning ascribed to it under the heading “Corporate Structure – Definitive GH Group Agreement”;

“Investor Rights Agreement” has the meaning ascribed to it under the heading “Corporate Structure – Definitive GH Group Agreement”;

“Series A Preferred Shares” has the meaning ascribed to it under the heading “Corporate Structure – Definitive GH Group Agreement”;

“Series A Warrants” has the meaning ascribed to it under the heading “Corporate Structure – Definitive GH Group Agreement”;

“SoCal Greenhouse” has the meaning ascribed to it under the heading “Corporate Structure – Proposed Transactions”;

“SoCal Greenhouse Facility Acquisition Agreement” has the meaning ascribed to it under the heading “SoCal Greenhouse Acquisition – California Option Agreement”;

“SoCal Greenhouse Agreements” has the meaning ascribed to it under the heading “SoCal Greenhouse Acquisition – SoCal Greenhouse Acquisition Agreements”;

“Sponsor Shares” has the meaning ascribed to it under the heading “Corporate Structure – Definitive GH Group Agreement”;

“Staff Notice 51-352” has the meaning ascribed to it on the cover page hereto;

“State” means a state of the United States, as the context requires;

“Subordinate Voting Shares” means subordinate voting shares of BRND or the Resulting Issuer, as applicable;

“Substances Act” has the meaning ascribed to it under the heading “Cannabis Market Overview”;

“Target Business” means, GH Group, Inc.;

“Target Disclosure” has the meaning ascribed to it under the heading “Risk Factors – General Legal and Regulatory Risks – Seller Indemnity Cap”;

“taxable capital gain” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations – Residents of Canada – Taxation of Capital Gains and Capital Losses”;

“Tax Act” means the Income Tax Act (Canada), as amended from time to time, including the regulations thereunder;

“Tax Proposals” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations”;

“TFSA” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations – Residents of Canada – Eligibility for Investment”;

“THC” has the meaning ascribed to it under the heading “Cannabis Market Overview – Use of Cannabis”;

“The Pottery” means The Pottery, Inc.;

“TMX MOU” has the meaning ascribed to it under the heading “Risk Factors – Risks Related to Legality of Cannabis – The Resulting Issuer’s operations in the U.S. cannabis market may become the subject of heightened scrutiny”;

“Total Cash” has the meaning ascribed to it under the heading “Corporate Structure – Definitive GH Group Agreement”;

“Transaction” has the meaning ascribed to it on the cover page hereto;

“Treasury Regulations” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Considerations”;

“T&T” has the meaning ascribed to it under the heading “Cannabis Market Overview – Legal Regulatory Matters – California State Level Overview – California Licenses and Regulations – Cultivation”;

“UIDs” has the meaning ascribed to it under the heading “Cannabis Market Overview – Compliance with License Requirements – Cultivation Operations Compliance”;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“Unsuitable Person” has the meaning ascribed to it under the heading “Description of Securities – Equity Shares and Multiple Voting Shares – Multiple Voting Shares – Compliance Provisions”;

“USAM” has the meaning ascribed to it under the heading “Cannabis Market Overview – Legal and Regulatory Matters – United States Federal Overview”;

“U.S. GAAP” has the meaning ascribed to it under the heading “U.S. Generally Accepted Accounting Principles”;

“U.S. Holder” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Considerations” or under the heading “Corporate Structure – Exchangeable Shares and Exchange Rights Agreements – Ranking and Liquidation Rights”, as the context applies;

“U.S. PCAOB GASS” has the meaning ascribed to it under the heading “U.S. Generally Accepted Accounting Principles”;

“U.S. Resident” has the meaning ascribed to it under the heading “Corporate Structure – Exchangeable Shares and Exchange Rights Agreements – Ranking and Liquidation Rights”;

“U.S. Securities Act” means the Securities Act of 1933;

“USRPHC” has the meaning ascribed to it under the heading “Risk Factors – Tax Risks – U.S. tax classification of BRND as a U.S. Real Property Holding Company”;

“Warrant Agent” means Odyssey Trust Company, in its capacity as warrant agent in respect of the Warrant Agreement; and

“Warrant Agreement” means the warrant agency agreement between BRND and Odyssey Trust Company, as warrant agent, dated May 13, 2019, as it may be amended from time to time.

PROSPECTUS SUMMARY

The following is a summary of this prospectus and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus.

Unless otherwise specified, all dollar amounts are expressed in United States dollars and all references to “$” or “US$” are to United States dollars. References to “C$” are to Canadian dollars.

Description of Mercer Park Brand Acquisition Corp.

BRND is a corporation incorporated under the laws of the Province of British Columbia. BRND is a special purpose acquisition corporation that was organized for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving BRND, which is referred to throughout this prospectus as BRND’s “qualifying transaction”.

BRND’s sponsor, Mercer, is a limited partnership of which Mercer Park CB II GP, LLC is the general partner, and which is indirectly controlled by Jonathan Sandelman. Mercer Park, L.P., the parent of Mercer, is a privately-held family office based in New York, New York, the executive leadership and entrepreneurial expertise, investment and deal experience and network of which have been a critical component of BRND’s identification and consummation process in respect of the Transaction.

On April 8, 2021, BRND announced that it had entered into the Definitive GH Group Agreement with GH Group pursuant to which, among other things, BRND shall acquire, directly or indirectly, all of the common equity of GH Group. Up to $12 million of non-convertible Class A preferred shares of GH group may remain outstanding at closing of the Transaction. This acquisition is intended to collectively constitute BRND’s “qualifying transaction”. Subject to obtaining certain approvals and the satisfaction of certain conditions stipulated therein, it is anticipated that these acquisitions will be completed by mid-2021.

The post-closing head office of the Resulting Issuer will be located at 3645 Long Beach Blvd., Long Beach, California, USA.

See “Corporate Structure – Mercer Park Brand Acquisition Corp.” and “Corporate Structure – Definitive GH Group Agreement” at page 29 of this prospectus.

On April 8, 2021, BRND also announced a private placement of $85 million of non-voting shares of MPB PipeCo, a wholly owned subsidiary of BRND at a price of $10.00 per share. The closing of the Private Placement is scheduled to occur contemporaneously with the closing of the Transaction and in connection therewith, the Private Placement Shares issued will be exchanged for Equity Shares on a one-for-one basis. The Private Placement is subject to customary conditions, including the closing of the Transaction. See “Corporate Structure – Private Placement” at page 38 of this prospectus.

Definitive GH Group Agreement

On April 8, 2021, BRND, and its wholly owned subsidiary MPB AcquisitionCo, and its wholly owned subsidiary Merger Sub, entered into the Definitive GH Group Agreement with GH Group, the sellers listed on the signature page thereto, Kyle Kazan as sellers’ representative and certain GH Group Founders, whereby BRND intends to effectuate a merger of Merger Sub with and into GH Group, with GH Group continuing as the surviving corporation and a majority-owned subsidiary of MPB AcquisitionCo.

The description of the Definitive GH Group Agreement, both in this section and elsewhere in this prospectus (see “Corporate Structure – Definitive GH Group Agreement” at page 30 of this prospectus), is a summary only, is not exhaustive and is qualified in its entirety by reference to the terms of the Definitive GH Group Agreement, which may be found on BRND’s profile on SEDAR at www.sedar.com.

Proposed Transactions

GH Group has executed a series of agreements whereby GH Group has the option, subject to satisfactory completion of due diligence and other conditions, to acquire a large greenhouse farm located in southern California which, while currently used to grow tomatoes and cucumbers, is anticipated, subject to the receipt of applicable regulatory approvals, to be re-purposed to grow cannabis. See “SoCal Greenhouse Acquisition” at page 80 of this prospectus.

GH Group has executed an agreement with Element 7 whereby GH Group has the right, subject to satisfactory completion of due diligence and other conditions, to merge with certain subsidiary entities of Element 7 which are in the process of applying for up to 17 state and local retail cannabis licenses in California. See “Element 7” at page 80 of this prospectus.

In addition, GH Group has agreed to appoint Element 7 as a consultant to assist with the obtaining of additional licenses in California. See “Element 7” at page 80 of this prospectus.

Cannabis Market Overview

The legalization and regulation of marijuana for medical and adult use is being implemented at the State level in the United States. State laws regulating cannabis are in direct conflict with U.S. federal law, which makes cannabis use and possession federally illegal. Although certain States and territories of the U.S. authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal and any such acts are criminal acts under federal law under any and all circumstances under the Substances Act. Although the Target Business’ activities are compliant with applicable United States State and local law, strict compliance with State and local laws with respect to cannabis may neither absolve BRND of liability under United States federal law, nor may it provide a defense to any federal proceeding which may be brought against BRND. The risk of federal enforcement and other risks associated with BRND’s business are described under “Risk Factors”.

As of December 31, 2020, the date of the Audited GH Group Financial Statements, 100% of GH Group’s business was directly derived from U.S. cannabis-related activities, based on the existing operations of GH Group. As such, GH Group’s balance sheet and operating statement exposure to U.S. cannabis related activities is 100%.

See “Cannabis Market Overview” at page 50 of this prospectus for further details on the legal and regulatory environment of the cannabis market.

The Business of GH Group

Key Assets	Description
2 Greenhouse/Cultivation Facilities 1 Manufacturing and Distribution Facility 4 Dispensaries	GH Group is a vertically integrated producer and seller of adult-use and medicinal cannabis and related products in California. GH Group has been cultivating cannabis since 2015 and was one of the first three (3) recipients of a license to open a retail dispensary in Santa Barbara, California. It possesses (i) an aggregate of 550,000 sq. ft.in two operating greenhouse facilities in Santa Barbara county that both include associated processing facilities, (ii) a volatile and non-volatile manufacturing and distribution facility in Lompec, California, and (iii) an additional non-volatile manufacturing facility in Long Beach, California. GH Group owns three (3) operating retail dispensaries in Santa Barbara, Los Angeles and Berkeley, California and partially owns and manages a fourth located in Los Angeles that includes a specialty indoor cultivation facility. GH Group is brand-focused with cannabis products including flower, oil and concentrate, tinctures, and vaporizer products. GH Group’s brands include Forbidden Flowers, Mama Sue and Glass House Farms, which is the second largest cannabis flower brand in California according to data from BDS Analytics. See “The Business of GH Group” at page 69 of this prospectus.

GH Group has agreed to acquire additional dispensaries (see “Element 7” at page 80 of this prospectus) and a greenhouse complex in Southern California (see “SoCal Greenhouse Acquisition” at page 80 of this prospectus). Each such transaction is conditional upon closing of the Transaction and is subject to customary closing conditions, including regulatory approval.

Mercer Park Brand Acquisition Corp. – Company Overview

The Resulting Issuer, after the Transaction, will be a leading vertically-integrated cannabis company in the United States focused on recreational and wellness applications, with an initial portfolio of high quality vertically-integrated operations in California.1 GH Group was selected based on its anticipated 2021 financial results and strength of the resulting platform for future growth, with a focus on positive Adjusted EBITDA2 and vertical integration in the largest state cannabis market in the United States of America.

The Resulting Issuer’s combined operations will initially employ over approximately 300 people across four (4) cultivation and production facilities (including the proposed SoCal Greenhouse) and four (4) dispensaries across the State of California. The Resulting Issuer’s post-closing operations, which will be made up of the existing operations of GH Group, will be led by proven operators with deep talent pools and expertise to contribute to the Resulting Issuer’s future growth.

The Resulting Issuer’s executive team comprises proven leaders in marketing, healthcare, operations and finance, areas essential for the future success of the Resulting Issuer.

Kyle Kazan, Chairman, Chief Executive Officer and Director

A seasoned investor and expert manager of private equity funds with over two (2) decades of domestic and international experience, Kyle has a track record of growing de novo companies to industry leadership in the fields of fund/asset management, property management and insurance. Kyle also served on the boards of multiple international investment and hedge funds before pivoting in 2016 to the regulated cannabis industry, where he closed four funds and consolidated them to form the vertically integrated GH Group.

Graham Farrar, President and Director

Graham is a serial entrepreneur who began his career as part of the original team at Software.com, taking the company public in 1999. Shortly thereafter, he served on the board of Seacology and was part of the founding team at Sonos, where he was involved with product design, development, sales, and customer support. After Sonos, Farrar served as a board member for Heal the Ocean, was a founder and partner of ebook publishers iStoryTime Inc. and zuuka, and founded a Santa Barbara luxury rental company. He first ventured into the regulated cannabis industry by founding Elite Garden Wholesale, an agriculture technology company focused on developing products for the hydroponics industry.

Derek Higgins, Chief Financial Officer

Derrek Higgins serves as Chief Financial Officer for GH Group. Derrek has day to day responsibility managing the financial actions and planning of GH Group, overseeing cash flow, leading capital raises, analyzing mergers and acquisitions, and implementing growth strategies. He has more than 20 years of public and private company financial expertise in preparing venture-backed startups for public listings, representing shareholders and implementing comprehensive profitability and working capital plans.

1 Subject to receipt of any necessary State and local regulatory approvals in California.

2 See “Non-U.S. GAAP Measures”.

Jamin Horn, Corporate Secretary

Jamin has over a decade of legal experience in counseling high-growth private and public companies, principally in the medical and digital technology sectors, and over six years of experience advising California and multi-state cannabis operators and associated technology service providers. Prior to becoming an attorney, he worked on investor-side early-stage financing and intellectual property commercialization planning and analysis. He is a member of the California bar, the Association of Corporate Counsel and the International Cannabis Bar Association.

Daryl Kato, Chief Operating Officer

Daryl is a seasoned leader with over 20 years of experience in operations, finance, accounting, and technology across multiple industry sectors and consumer packaged goods categories. Most recently, he served as the Chief Financial Officer and Board Director at Nissin Foods USA. Prior to that, he co-founded and sold a digital out-of-home advertising company and completed several business transformation projects while with Nestlé USA, Global Nestle Professional, Farmer Brothers (NASDAQ: FARM), and Mitsubishi UFJ Financial Group (NYSE: MUFG). Kato began his career in Deloitte’s audit practice where he earned his CPA license.

Joe Andreae, Vice President, Business Development

Joe is a true veteran of legal cannabis markets, having spent over a decade as a serial cannabis entrepreneur. With multiple endeavors spanning 3 states, he has acquired a range of expertise that encompasses nearly every aspect of the cannabis business, beginning in the cultivation supply sector with lighting and hydroponic equipment for the medical market. From there, he dove ever-deeper into the industry, as a pioneer of the extraction sector in Colorado, co-owner of a medical cannabis dispensary in California, founder/owner of Madrone Oregon, which held 11 state cultivation licenses, and President of the ceramic accessories brand, Hive. Most recently, he served as the CEO of a premium California concentrates brand for three years, before bringing his extensive industry knowledge and leadership to GH Group.

It is intended that the Resulting Issuer will continue to seek opportunities to broaden its existing footprint in California and elsewhere with potential for branding and other synergies, while maintaining a focus on vertical integration. Such acquisitions may be directly “plant-touching” or may be in related businesses whose inclusion within the Resulting Issuer portfolio would be accretive to future growth prospects.

Risk Factors

The acquisition of any of the securities of BRND is speculative, involving a high degree of risk. An investment in the securities of BRND should not constitute a major portion of an individual’s investment portfolio and should only be made by persons who can afford a total loss of their investment. BRND’s shareholders should evaluate carefully the risks identified in this prospectus under the heading “Risk Factors” associated with BRND’s securities, along with the risk factors described elsewhere in this prospectus.

Summary of Certain Canadian Federal Income Tax Considerations

For a summary of certain Canadian federal income tax considerations applicable to a beneficial owner of the Securities following the Transaction, see “Certain Canadian Federal Income Tax Considerations” at page 156 of this prospectus.

Holders are urged to consult their own income tax advisors with respect to the tax consequences applicable to the acquisition, holding and disposition of Securities based on their own particular circumstances.

Summary of Certain United States Federal Income Tax Considerations

For a summary of certain United States federal income tax considerations of the Transaction applicable to a U.S. Holders, please see “Certain United States Federal Income Tax Considerations” at page 160 of this prospectus.

Holders are urged to consult their own income tax advisors with respect to the tax consequences applicable to the acquisition, holding and disposition of Securities based on their own particular circumstances.

Summary of Financial Information

Pro Forma Consolidated Capitalization

Completion of the Transaction requires, among other things, shareholder approval of the BRND Shareholders at a meeting of the BRND Shareholders, which meeting has not yet taken place. In addition, as the Transaction constitutes BRND’s qualifying transaction, holders of BRND Class A Restricted Voting Shares can elect to redeem all or a portion of their BRND Class A Restricted Voting Shares, whether they vote for or against, or do not vote on, the qualifying transaction, provided that they deposit (and do not validly withdraw) their shares for redemption prior to the Redemption Deadline. A description of the redemption rights will be included in the management information circular to be mailed to BRND Shareholders in connection with the shareholders meeting. A redeeming BRND shareholder is entitled (conditional on closing) to receive an amount per Class A Restricted Voting Share, payable in cash, equal to the pro-rata portion (per BRND Class A Restricted Voting Share) of: (A) the escrowed funds available in the BRND’s escrow account at the time of the BRND Meeting, including interest and other amounts earned thereon; less (B) an amount equal to the total of (i) applicable taxes payable by BRND on such interest and other amounts earned in the escrow account, and (ii) actual and expected direct expenses related to the redemption, each as reasonably determined by BRND. For greater certainty, such amount will not be reduced by the amount of any tax of BRND under Part VI.1 of the Tax Act or the deferred underwriting commissions per BRND Class A Restricted Voting Share held in escrow. This redemption amount is anticipated to be $10.11 per BRND Class A Restricted Voting Share, assuming a June 4, 2021 redemption date.

The following table sets forth the consolidated capitalization of the Resulting Issuer as of December 31, 2020 adjusted to give effect to (i) the Transaction (ii) the proposed acquisition of SoCal Greenhouse, (iii) the proposed Element 7 Merger, (iv) the Private Placement, and (v) the GH Group Financing, assuming a zero and 25% level of redemptions of Class A Restricted Voting Shares. Since December 31, 2020, other than in the normal course of business, there has been no material change in the equity and debt capital of GH Group.

This table should be read in conjunction with the BRND Audited Annual Financial Statements, the GH Group Audited Annual Financial Statements, the Farmacy Berkeley Audited Annual Financial Statements, the Element 7 Audited Annual Financial Statements and the Resulting Issuer Pro Forma Financial Statements attached to this prospectus as Appendix A, Appendix C, Appendix F, Appendix H, Appendix J and Appendix L, respectively.

	As of December 31, 2020, as adjusted after giving	As of December 31, 2020, as adjusted after giving
	effect to (i) the Transaction and the acquisition of	effect to the Transaction and the acquisition of
	Farmacy Berkeley, (ii) the proposed acquisition of	Farmacy Berkeley, (ii) the proposed acquisition of
	SoCal Greenhouse, (iii) the proposed Element 7	SoCal Greenhouse, (iii) the proposed Element 7
	Merger, (iv) the Private Placement, and (v) the GH	Merger, (iv) the Private Placement, and (v) the GH
	Group Financing and assuming no redemptions of	Group Financing and assuming 25% redemptions of
	BRND Class A Restricted Voting Shares	BRND Class A Restricted Voting Shares
Cash and cash equivalents	381,177,330	177,408,802
Debt	989,554	989,554
Shareholders’ equity(1)	713,882,057	512,632,057
TotalCapitalization	714,871,611	513,621,611

Debt, net of cash	(380,187,776)	(176,419,248)

Notes:

(1)	Excludes the Equity Shares issuable upon the exercise of the BRND Warrants, which are exercisable commencing 65 days after the completion of the Transaction. See “Corporate Structure – Warrant Agreement” at page 41 of this prospectus.

Summary Pro Forma Consolidated Financial Information

The unaudited pro forma consolidated statement of financial position of BRND as at December 31, 2020 (see “Mercer Park Brand Acquisition Corp. Unaudited Pro Forma Consolidated Statement of Financial Position As at December 31, 2020” at page 92 of this prospectus) has been prepared by BRND to give effect to (i) the Transaction (ii) the proposed acquisition of SoCal Greenhouse, (iii) the proposed Element 7 Merger, (iv) the Private Placement, and (v) the GH Group Financing as if they had occurred on December 31, 2020. The unaudited pro forma consolidated statement of operations of BRND for the year ended December 31, 2020 (see “Mercer Park Brand Acquisition Corp. Unaudited Pro Forma Consolidated Statements of Operations For the Year Ended December 31, 2020” at page 93 of this prospectus) has been prepared by BRND to give effect to (i) the Transaction (ii) the proposed acquisition of SoCal Greenhouse, (iii) the proposed Element 7 Merger, (iv) the Private Placement, and (v) the GH Group Financing as if they had occurred on December 31, 2019.

This summary pro forma financial information should be read in conjunction with the BRND Audited Annual Financial Statements, the GH Group Audited Annual Financial Statements, the Farmacy Berkeley Audited Annual Financial Statements, the Element 7 Audited Annual Financial Statements and the Resulting Issuer Pro Forma Financial Statements attached to this prospectus as Appendix A, Appendix C, Appendix F, Appendix H, Appendix J, and Appendix L, respectively.

The pro forma financial information has been prepared for illustrative purposes only and may not be indicative of the operating results or financial condition that would have been achieved if (i) the Transaction, (ii) the proposed acquisition of SoCal Greenhouse, (iii) the proposed Element 7 Merger, (iv) the Private Placement, and (v) the GH Group Financing had been completed on the date or for the periods noted above, nor does it purport to project the results of operations or financial position for any future period or as of any future date. In addition to the pro forma adjustments that comprise this pro forma financial information, various other factors will have an effect on the financial condition and results of operations of BRND following the completion of (i) the Transaction, (ii) the proposed acquisition of SoCal Greenhouse, (iii) the proposed Element 7 Merger, (iv) the Private Placement, and (v) the GH Group Financing including an adjustment as it relates to the closing of the Transaction which assumes no redemption of BRND Class A Restricted Voting Shares (the actual redemption level is uncertain, but see Note 5 of the Resulting Issuer Pro Forma Financial Statements for the illustrative effect of 0% and 25% redemption levels). See “Notes to Pro Forma Condensed Consolidated Combined Financial Information” included in Appendix L for a discussion of pro forma adjustments. See also “Caution Regarding Forward-Looking Statements” at page 24 of this prospectus.

Mercer Park Brand Acquisition Corp.

Unaudited Pro Forma Consolidated Statement of Financial Position

As at December 31, 2020

US$	Mercer Park BRAND December 31, 2020 $	GH Group December 31, 2020 $	iCann December 31, 2020	Element 7 December 31, 2020	Subtotal December 31, 2020 $	Notes	Pro-Forma Adjustments $	Consolidated December 31, 2020 $
ASSETS
Current
Cash	2,095,023	4,535,251	158,928		6,789,202	5a	407,537,056	365,936,258
						5d	(118,890,000)
						5f	(16,100,000)
						5i	85,000,000
						5l	(400,000)
						5k	2,000,000
Deposit				61,893	61,893	5k	10,000,000	10,061,893
Accounts receivable, trade, no allowance	-	5,141,021			5,141,021			5,141,021
Income tax recoverable	1,209,852	-			1,209,852			1,209,852
Inventory	-	6,866,002	343,289		7,209,291			7,209,291
Prepaid Expenses and other assets	-	1,018,212	61,528		1,079,740			1,079,740
Notes Receivables		904,534			904,534			904,534
	3,304,875	18,465,020	563,745	61,893	22,395,533		369,147,056	391,542,589
Operating Lease Right-of-Use Assets, Net		2,532,629		538,065	3,070,694			3,070,694
Marketable securities held in a escrow account	407,537,056	-			407,537,056	5a	(407,537,056)	-
Intangible assets	-	5,279,000		153,477	5,432,477	5d	171,920,360	214,103,880
						5e	(153,477)
						5e	24,000,000
						5l	12,904,520
Property, plant and equipment	-	27,192,027	692,645		27,884,672	5d	92,420,992	120,305,664
Goodwill	-	4,815,999			4,815,999			4,815,999
Deferred tax assets	598,435	-			598,435	5c(iii)	(598,435)	-
Investments		10,701,868			10,701,868	51	(2,045,309)	8,656,559
Other long term assets	-	554,266			554,266			554,266
Total assets	411,440,366	69,540,809	1,256,390	753,435	482,991,000		260,058,651	743,049,651

Liabilities
Current
Accounts payable and accrued liabilities	396,779	6,570,715	875,599		7,843,093	5g	6,000,000	13,843,093
Income tax payable	-	4,740,003	209,466		4,949,469			4,949,469
Debts/notes payable - current portion	-	601,188			601,188			601,188
Derivative Liabilities		7,365,000			7,365,000			7,365,000
Operating Lease Liabilities - current portion		327,329		155,906	483,235			483,235
Due to related parties	349,034	-		531,121	880,155	5e	(531,121)	349,034
	745,813	19,604,235	1,085,065	687,027	22,122,140		5,468,879	27,591,019
Deferred underwriters’ commission	16,100,000	-			16,100,000	5f	(16,100,000)	-
Class A restricted voting shares subject to redemption	402,500,000	-			402,500,000	5b	(402,500,000)	-
Debts payable - Non-current portion	-	19,072,858			19,072,858	5j	(18,684,492)	388,366
Operating Lease Liabilities - Non-current portion		2,318,852		451,259	2,770,111			2,770,111
Deferred Tax Liabilities		1,420,583			1,420,583			1,420,583
Other Non-Current Liabilities	-	849,358			849,358			849,358
Total liabilities	419,345,813	43,265,886	1,085,065	1,138,286	464,835,050		(431,815,613)	33,019,437
Additional paid-in-capital	(11,684,284)	-			(11,684,284)	5b	402,500,000	667,345,361
						5c(ii)	(390,815,716)
						5d	100,000,000
						5d	45,451,352
						5e	24,000,000
						5e	531,121
						5e	(153,477)
						5c(i)	393,996,118
						5c(ii)	26,061,981
						5i	85,000,000
						5j	(18,001,529)
						5e	584
						5l	(171,325)
						5l	10,630,536
Preferred Stock						5k	12,000,000	48,686,021
						5j	18,684,492
						5j	18,001,529
Retained earnings	3,778,837	-			3,778,837	5i	(3,778,837)	-
						5g	(6,000,000)	(6,000,000)
Members’ equity	-	26,274,923	171,325	(384,267)	26,061,981	5c(ii)	(26,061,981)	-
Non-Controlling Interest				(584)	(584)	5e	(584)	(1,168)
Total Shareholders’ Equity	(7,905,447)	26,274,923	171,325	(384,851)	18,155,950	-	691,874,264	710,030,214
Total liabilities and members’ equity	411,440,366	69,540,809	1,256,390	753,435	482,991,000		260,058,651	743,049,651

Mercer Park Brand Acquisition Corp.

Unaudited Pro Forma Consolidated Statement of Operations

As at December 31, 2020

US$	Mercer Park BRAND December 31, 2020 $	GH Group December 31, 2020 $	iCann December 31, 2020	Element 7 December 31, 2020 $	Subtotal $	Notes	Pro-Forma Adjustments $	Consolidated December 31, 2020 $
Revenues, net of discounts	-	48,259,601	3,607,307		51,866,908			51,866,908
Cost of goods sold	-	29,519,143	2,621,272		32,140,415			32,140,415
	-	18,740,458	986,035	-	19,726,493		-	19,726,493
Gross profit (loss)	-	18,740,458	986,035	-	19,726,493		-	19,726,493
Expenses
Transaction costs	-	-			-	5g	6,000,000	6,000,000
General and administrative	752,259	18,637,477	1,798,289	274,397	21,462,422			21,462,422
Sales and marketing	-	1,489,664	166,784		1,656,448			1,656,448
Professional Fees	-	2,040,004	71,570		2,111,574			2,111,574
Depreciation and Amortization	-	2,576,263	108,672		2,684,935			2,684,935
Foreign exchange loss (gain)	43,142	-			43,142			43,142
Total Expenses	795,401	24,743,408	2,145,315	274,397	27,958,521		6,000,000	33,958,521

Net income (loss) from operations	(795,401)	(6,002,950)	(1,159,280)	(274,397)	(8,232,028)		(6,000,000)	(14,232,028)
Other (income) expense
Share of (income) loss on equity investments	-	2,126,112			2,126,112			2,126,112
Interest expense	-	2,179,137	327,104		2,506,241			2,506,241
Interest income	(1,742,747)	(115,572)			(1,858,319)			(1,858,319)
Loss on Change in Fair Value of Derivative Liablities		251,663			251,663			251,663
Other expense (income)	-	(203,345)	32,566		(170,779)			(170,779)
Total other (income) expense	(1,742,747)	4,237,995	359,670	-	2,854,918		-	2,854,918
Income tax (recovery) expense	-	6,418,533	207,868		6,626,401			6,626,401
Net Income (loss) and comprehensive income (loss)	947,346	(16,659,479)	(1,726,818)	(274,397)	(17,713,348)		(6,000,000)	(23,713,348)
Net Income (Loss) Attributable to Non-Controlling Interest				(584)	(584)	5e	584	-
Net Loss Attributable to Members Interest	947,346	(16,659,479)	(1,726,818)	273,813	(17,713,932)		(5,999,416)	(23,713,348)

NOTICE TO READERS

This prospectus is being filed by BRND, which is a corporation incorporated under the laws of the Province of British Columbia. BRND is a special purpose acquisition corporation (“SPAC”) that was organized for the purpose of effecting an acquisition of one or more businesses or assets by way of a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination involving BRND that will qualify as its “qualifying transaction”.

On April 8, 2021, BRND announced that it had entered into the Definitive GH Group Agreement (as defined below) with GH Group pursuant to which, among other things, BRND shall acquire, directly or indirectly, all of the common equity of GH Group. Up to $12 million of non-convertible Series A Preferred Shares of GH Group may remain outstanding at closing of the Transaction. Existing shareholders of BRND (who, in the case of holders of BRND Class A Restricted Voting Shares (as defined below), do not choose to redeem their shares) will continue to hold an interest in BRND after giving effect to the Transaction. In connection with the completion of the Transaction, BRND intends to change its name to “Glass House Brands Inc.”.

BRND will indirectly own 100% of the common equity of GH Group. See “The Business of GH Group” and “Corporate Structure – Definitive GH Group Agreement”. See “Description of Securities – Capital Structure” for a description of the intended capital structure of the Resulting Issuer (as defined below).

This prospectus is being filed in accordance with the NEO Exchange Listing Manual in connection with the completion of BRND’s qualifying transaction. Unless otherwise indicated or where inapplicable, the disclosure in this prospectus has been prepared assuming that the Transaction has become effective. References to the “Resulting Issuer” in this prospectus are to BRND after giving effect to the Transaction, as the context requires.

The information provided herein concerning the Resulting Issuer following the completion of the Transaction is provided as of the date of this prospectus. Accordingly, the information provided herein is subject to change prior or subsequent to the date hereof. See “Caution Regarding Forward-Looking Statements”.

Unless otherwise indicated, references herein to the programs, policies, procedures, practices, guidelines, mandates and plans (collectively, the “Programs and Policies”) of BRND refer, in each case, to the Programs and Policies of the Resulting Issuer which are expected to be formally ratified and adopted by the Resulting Issuer’s board of directors (the “Resulting Issuer Board”) subsequent to the Transaction. Unless otherwise indicated, the disclosure in respect of the Programs and Policies contained in this prospectus is presented on the assumption that the Programs and Policies have been formally ratified by the Resulting Issuer Board in such form and have been instituted by the Resulting Issuer. Notwithstanding the foregoing, prior to the formal ratification and adoption of each of the Programs and Policies, it is expected that the Resulting Issuer Board will review and adjust such Programs and Policies to the extent necessary to seek to ensure that the specific requirements of the Resulting Issuer and its operations are met. Accordingly, the disclosure contained in this prospectus in respect of such Programs and Policies remains subject to revision.

Unless otherwise specified, all dollar amounts are expressed in United States dollars and all references to “$” or “$” are to United States dollars. References to “C$” are to Canadian dollars.

The following table sets forth, for the periods indicated, the high, low, average and period-end rates of exchange for one U.S. dollar, expressed in Canadian dollars, published by the Bank of Canada during the respective periods, based on the daily average exchange ratee published by the Bank of Canada.

	Year Ended
	December 31
	2020		2019		2018
Rate at end of period	C$	1.2732	C$	1.2988	C$	1.3642
Average rate during period	C$	1.3415	C$	1.3269	C$	1.2957
High rate for period	C$	1.4496	C$	1.3600	C$	1.3642
Low rate for period	C$	1.2718	C$	1.2988	C$	1.2288

GH Group reports certain non-U.S. GAAP (as defined below) measures that are used to evaluate the performance of the business and the performance of its segments, as well as to manage its capital structures. As non-U.S. GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable U.S. GAAP (as defined below) measure. See “Non-U.S. GAAP Measures”.

The Resulting Issuer Pro Forma Financial Statements included in Appendix L to this prospectus assume the completion of the Transaction. The Resulting Issuer Pro Forma Financial Statements should be read in conjunction with the BRND Audited Annual Financial Statements, the GH Group Audited Annual Financial Statements, the Farmacy Berkeley Audited Annual Financial Statements, and the Element 7 Audited Annual Financial Statements included in Appendix A, Appendix C, Appendix F, Appendix H and Appendix K, respectively.

U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The BRND Audited Annual Financial Statements and the summary pro forma financial information of the Resulting Issuer attached as Appendix A and Appendix L, respectively, to this prospectus have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and the BRND Audited Annual Financial Statements are being audited in accordance with the standards of the U.S. Public Company Accounting Oversight Board (“U.S. PCAOB GAAS”). The GH Group Audited Annual Financial Statements, the Bud and Bloom Audited Financial Statements, the Farmacy Berkeley Audited Annual Financial Statements and the Element 7 Audited Annual Financial Statements, attached as Appendix C, Appendix F, Appendix H and Appendix K, respectively, to this prospectus, are being prepared in accordance with U.S. GAAP and audited in accordance with U.S. PCAOB GAAS. See “Securities Laws Exemptions”.

After the completion of the Transaction, the Resulting Issuer intends to file its financial statements required by Canadian securities laws prepared in accordance with U.S. GAAP and audited as required in accordance with U.S. PCAOB GAAS under Sections 3.7 and 3.8 of National Instrument 52-107 - Acceptable Accounting Principles and Auditing Standards (“NI 52-107”), permitting the continued use of U.S. GAAP and U.S. PCAOB GAAS by the Resulting Issuer.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus are prospective in nature and include forward-looking information and/or forward-looking statements within the meaning of applicable securities laws (collectively, “forward-looking statements”). All information, other than statements of historical facts, included in this prospectus that address activities, events or developments that BRND expects or anticipates will or may occur in the future is “forward-looking information”. Forward-looking statements include, but are not limited to:

•	the extent of the impact of COVID-19, including government and/or regulatory responses to the outbreak (see “COVID-19”);

•	statements concerning the completion of, and matters relating to, the Transaction and the expected timing related thereto;

•	the likelihood of the Transaction being completed;

•	the likelihood of the Private Placement (as defined below) being completed;

•	the redemption amount, if any, in respect of the BRND Class A Restricted Voting Shares;

•	the members of the Resulting Issuer Board and the executive officers of the Resulting Issuer following the Transaction;

•	the expected operations, financial results and condition of the Resulting Issuer following the Transaction;

•	general economic trends;

•	the regulatory and legal environment relating to cannabis in the United States and Canada;

•	any potential future legalization of adult-use and/or medical marijuana under U.S. federal law;

•	expectations of market size and growth in the United States and the States in which the Resulting Issuer operates;

•	cannabis cultivation, production and extraction capacity estimates and projections;

•	additional funding requirements;

•	statements based on the BRND Pro Forma Financial Statements;

•	the Resulting Issuer’s Programs and Policies;

•	the Resulting Issuer’s future objectives and strategies to achieve those objectives;

•	the listing or continued listing of the Equity Shares (excluding the Multiple Voting Shares which will not be listed securities) and BRND Warrants on the NEO Exchange;

•	any market created for the Resulting Issuer’s or BRND’s securities;

•	the estimated cash flow, capitalization and adequacy thereof for the Resulting Issuer following the Transaction;

•	the expected benefits of the Transaction to, and resulting treatment of, holders of BRND Class A Restricted Voting Shares, BRND Class B Shares (as defined below), and BRND Warrants;

•	the amount and frequency of any dividend which may be paid on Equity Shares in the future;

•	the anticipated effects of the Transaction;

•	the number of Equity Shares outstanding following the Transaction;

•	the Resulting Issuer’s compensation of its directors and executive officers;

•	the satisfaction of the conditions to consummate the Transaction; and

•	other statements with respect to management’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts.

Forward-looking statements generally can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “would”, “could”, “will”, “intend”, “target”, “forecast”, “project”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “design”, “goal”, “plans” or “continue”, or similar expressions suggesting future outcomes or events.

Forward-looking statements reflect BRND’s and/or GH Group’s management’s current beliefs, expectations and assumptions and are based on information currently available to management, management’s historical experience, perception of trends and current business conditions, expected future developments and other factors which management considers appropriate. With respect to the forward-looking statements included in this prospectus, BRND and GH Group have made certain assumptions with respect to, among other things:

•	the anticipated approval of the Transaction by the BRND Shareholders;

•	the anticipated acquisition of SoCal Greenhouse by GH Group:

•	the anticipated merger of GH Group with certain subsidiary entities of Element 7 that are in the process applying for up to 17 state and local retail cannabis licenses in California;

•	the anticipated entry into the Element 7 Consulting Agreement between Element 7 and GH Group;

•	the anticipated receipt of any required regulatory approvals and consents (including the final approval of the NEO Exchange);

•	the expectation that both BRND and GH Group will comply with the terms and conditions of the Definitive GH Group Agreement;

•	the expectation that no event, change or other circumstance will occur that could give rise to the termination of the Definitive GH Group Agreement;

•	that no unforeseen changes in the legislative and operating frameworks for the Resulting Issuer will occur;

•	that the Resulting Issuer will meet its future objectives and priorities;

•	that the Resulting Issuer will have access to adequate capital to fund its future projects and plans;

•	that the Resulting Issuer’s future projects and plans will proceed as anticipated;

•	that there will be no material changes in the U.S. legal and regulatory environment relating to cannabis;

•	taxes payable;

•	customer growth, pricing, usage and churn rates; technology deployment;

•	data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources; and

•	assumptions concerning general economic and industry growth rates, commodity prices, currency exchange and interest rates and competitive intensity.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated or implied by such forward-looking statements will occur or that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve known and unknown risks and uncertainties and other factors that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include, but are not limited to:

•	cannabis is a controlled substance under the Substances Act (as defined below);

•	enforcement of cannabis laws could change;

•	the Resulting Issuer may be subject to restricted access to banking services in the United States and Canada;

•	differing regulatory requirements across State jurisdictions may hinder economies of scale;

•	legal, regulatory or other political change;

•	the unpredictable nature of the cannabis industry;

•	regulatory scrutiny;

•	the impact of regulatory scrutiny on the ability to raise capital;

•	anti-money laundering laws and regulations;

•	any reclassification of cannabis or changes in U.S. controlled substances and regulations;

•	restrictions on the availability of favourable locations;

•	U.S. border officials could deny entry of non-U.S. citizens into the U.S. to employees of or investors in companies with cannabis operations in the United States or Canada;

•	risks associated with the Multiple Voting Shares, including unpredictability caused by the Resulting Issuer’s capital structure and the concentration of voting control and the ability to influence corporate matters by the holders of the Multiple Voting Shares;

•	the issuance of Preferred Shares (as defined below) could decrease earnings and assets available to holders of the Equity Shares and may decrease the market price of the Equity Shares;

•	risk of civil asset forfeiture;

•	lack of access to U.S. bankruptcy protection;

•	BRND Shareholders will only have limited and indirect recourse against the vendors of the Target Business;

•	enforceability of contracts;

•	changes in Canadian regulation;

•	general regulatory and licensing risks;

•	California regulatory regime and transfer and grant of licenses;

•	limitations on ownership of licenses;

•	regulatory action from the Food and Drug Administration;

•	conditions precedent or approvals required for the Transaction not being obtained;

•	the potential benefits of the Transaction not being realized;

•	BRND and GH Group’s abilities to delay or amend the implementation of all or part of the Transaction or to proceed with the Transaction even if certain consents and approvals are not obtained on a timely basis;

•	future factors that may arise making it inadvisable to proceed with, or advisable to delay, all or part of the Transaction;

•	the costs related to the Transaction that must be paid even if the Transaction is not completed;

•	no assurance that the Private Placement will be completed;

•	risks inherent in the current state of scientific research related to the benefits of cannabis;

•	competition;

•	ability to attract and retain customers;

•	unfavourable publicity or consumer perception;

•	results of future clinical research;

•	future research may lead to findings that vaporizers and related products are not safe for their intended use;

•	controversy surrounding vaporizers and vaporizer products;

•	limited market data and difficulty to forecast;

•	constraints on marketing products;

•	effects of the COVID-19 pandemic;

•	execution of the Resulting Issuer’s business strategy;

•	effective use of BRND’s non-redeemed escrowed funds and the net proceeds from the Private Placement;

•	limited operating history of BRND and GH Group;

•	reliance on management;

•	conflicts of interests;

•	the SoCal Greenhouse and/or Element 7 Merger may not be completed or, if completed, may not be successful;

•	ability to establish and maintain effective internal control over financial reporting;

•	competition from synthetic production and technological advances;

•	fraudulent or illegal activity by employees, contractors and consultants;

•	developments in the cannabis industry;

•	reputational risks for BRND, the Resulting Issuer and third parties;

•	advertising and promotional risk;

•	product liability;

•	product recalls;

•	risks related to product development and identifying markets for sale;

•	dependence on suppliers, manufacturers, and contractors;

•	reliance on inputs;

•	reliance on equipment and skilled labour;

•	service providers;

•	litigation;

•	intellectual property risks;

•	information technology systems, cyber-attacks, security, and privacy breaches;

•	bonding and insurance coverage;

•	transportation;

•	energy costs;

•	risks inherent in an agricultural business;

•	management of growth;

•	risks of leverage;

•	future acquisitions or dispositions;

•	difficulty attracting and retaining personnel;

•	website accessibility;

•	costs of being a public company;

•	difficulty in enforcing judgments and effecting service of process on directors and officers;

•	past performance not being indicative of future results;

•	financial projections may prove materially inaccurate or incorrect;

•	currency fluctuations;

•	market price volatility risks;

•	restrictions on and limited markets for securities of the Resulting Issuer;

•	sales by existing shareholders;

•	subsequent offers will result in dilution to holders of the Equity Shares;

•	the Cashless Exercise (as defined below) feature of the BRND Warrants;

•	global financial conditions;

•	environmental regulation;

•	unknown environmental risks;

•	the dual United States and Canadian tax residence and tax classification of the Resulting Issuer;

•	the deduction of certain expenses of the Resulting Issuer may be restricted;

•	dividends paid by the Resulting Issuer may be subject to withholding tax; and

•	the Resulting Issuer may be subject to net operating loss limitations.

For a further description of these and other factors that could cause actual results to differ materially from the forward-looking statements included in this prospectus, see the risk factors discussed under the heading “Risk Factors” and as described from time to time in the reports and disclosure documents filed by BRND and, following the Transaction, the Resulting Issuer with the Canadian securities regulatory agencies and commissions. This list is not exhaustive of the factors that may impact the forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on forward-looking statements. As a result of the foregoing and other factors, there can be no assurance that actual results will be consistent with these forward-looking statements.

All forward-looking statements included in and incorporated into this prospectus are qualified by these cautionary statements. Unless otherwise indicated, the forward-looking statements contained herein are made as of the date of this prospectus and, except as expressly required by applicable law, BRND, its promoter, GH Group, and the Resulting Issuer and its directors and officers undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Readers are cautioned that the actual results achieved may vary from the information provided herein and that such variations may be material. Consequently, there are no representations that actual results achieved will be the same in whole or in part as those set out in the forward-looking statements.

COVID-19

The global outbreak of COVID-19 has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, store closures, selfimposed quarantine periods and social distancing, have caused and may continue to cause material disruption to businesses globally, resulting in an economic slowdown. The full extent of the impact that COVID-19, including government and/or regulatory responses to the pandemic, will have on the Resulting Issuer is highly uncertain and difficult to predict at this time.

GH Group evaluated the risk of supply chain disruption as well as staffing disruption from COVID-19. While GH Group has not to date experienced any failure to secure critical supplies or services, future disruptions in the supply chain are possible and may significantly increase costs or delay production times. To remediate the risk of staffing disruption, GH Group has sought to implement new safety procedures in accordance with the guidance of the U.S. Centers for Disease Control and Prevention at all locations to better protect the health and safety of both employees and customers. These changes include, but are not limited to: (i) all GH Group dispensaries have had plexiglass dividers installed; and (ii) all floors and waiting areas, including exteriors, have had physical distancing signage and posted guidelines installed to seek to ensure physical distancing within facilities. GH Group staff have personal protective equipment and are required to follow necessary sanitary protocols after every transaction. GH Group is re-assessing the response of GH Group to the COVID-19 pandemic on an ongoing basis. Due to the rapid developments and uncertainty surrounding COVID-19, it is not possible to predict the impact of these developments on all aspects of the Resulting Issuer.

MARKET AND INDUSTRY DATA

This prospectus relies on and refers to information regarding various companies and certain market and industry data. BRND and/or GH Group have obtained this information and industry data from independent market research reports and/or information made publicly available by such companies. Such reports generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy or completeness of such information is not guaranteed. Although BRND and GH Group believe the market research and publicly available information is reliable, BRND and GH Group have not independently verified and cannot guarantee the accuracy or completeness of that information and investors should use caution in placing reliance on such information.

RECENT DEVELOPMENTS

On March 10, 2021, Polar Asset Management Partners Inc. (“Polar”) disclosed pursuant to an Alternative Monthly Report under National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues that as at February 28, 2021, Polar, on behalf of client accounts over which it has discretionary trading authority, exercised control or direction over 4,468,143 BRND Class A Restricted Voting Shares, representing approximately 11.1% of the issued and outstanding BRND Class A Restricted Voting Shares. Polar exercises control or direction, but not beneficial or registered ownership, over such BRND Class A Restricted Voting Shares.

CORPORATE STRUCTURE

Mercer Park Brand Acquisition Corp.

Name, Address and Incorporation

BRND was incorporated under the BCBA on April 16, 2019. The head office of BRND is located at 590 Madison Avenue, 26th Floor, New York, New York, USA. The authorized capital of BRND includes an unlimited number of BRND Class A Restricted Voting Shares and an unlimited number of BRND Class B Shares, each without nominal or par value. In addition, BRND’s authorized capital currently includes an unlimited number each of Subordinate Voting Shares and Multiple Voting Shares, but the terms of such shares are expected to be amended. As described below.

BRND intends to change its name to “Glass House Brands Inc.” and amend its capital structure in connection with the completion of the Transaction.

The Transaction

As of the date of this prospectus, BRND is a SPAC that was incorporated under the laws of the Province of British Columbia for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving BRND, which is referred to throughout this prospectus as BRND’s “qualifying transaction”.

BRND’s sponsor, Mercer, is a limited partnership of which Mercer Park CB GP II, LLC is the general partner, and which is indirectly controlled by Jonathan Sandelman. Mercer is a privately-held family office based in New York, New York, the executive leadership and entrepreneurial expertise, investment and deal experience and network of which have been a critical component of BRND’s identification and consummation process in respect of the Transaction.

On April 8, 2021, BRND announced that it had entered into the Definitive GH Group Agreement to acquire GH Group, which is intended to constitute BRND’s “qualifying transaction”. Subject to obtaining certain approvals and the satisfaction of certain conditions stipulated therein, it is anticipated that this acquisition will be completed by mid-2021.

In connection with the Transaction, BRND intends to amend its constating documents to, among other things, (i) create and set the terms of the proposed Restricted Voting Shares and Limited Voting Shares, including applying coattail terms to such shares similar to those applicable to the Subordinate Voting Shares as more particularly described below, (ii) amend the terms of the BRND Class A Restricted Voting Shares to provide that, upon completion of the Transaction, the BRND Class A Restricted Voting Shares shall be converted into Subordinate Voting Shares, Restricted Voting Shares or Limited Voting Shares, as applicable (rather than solely into Subordinate Voting Shares), (iii) provide that, upon completion of the Transaction, the BRND Class B Shares shall be directly or indirectly converted on a one-for-one basis into Equity Shares, (iv) amend the terms of the Multiple Voting Shares to convert the terms of such class of shares into non-transferable, redeemable and retractable preferred shares carrying 50 votes per share with no dividend or conversion rights and a $0.001 redemption and liquidation value, (rounded down to the nearest cent taking into account all Multiple Voting Shares being redeemed or liquidated at the relevant time by the applicable holder) and (v) amend the terms of the Subordinate Voting Shares issuable on conversion of the BRND Class A Restricted Voting Shares, including by amending the requirements in respect of who may hold Subordinate Voting Shares. BRND intends to issue Multiple Voting Shares to the GH Group Founders in connection with the closing of the Transaction. See “Description of Securities”.

Following the closing of the acquisition of GH Group, BRND will indirectly own 100% of the common equity of GH Group. See “Notice to Readers”, “The Business of GH Group”, “Corporate Structure – Definitive GH Group Agreement” and “Risk Factors”.

The head office of the Resulting Issuer is expected be located at 3645 Long Beach Blvd., Long Beach, California. The Resulting Issuer will be a reporting issuer in all of the provinces and territories of Canada, other than Quebec.

There is no assurance that the acquisition of GH Group will be completed or, if completed, will be on terms that are exactly the same as disclosed in this prospectus.

Definitive GH Group Agreement

On April 8, 2021, BRND, and its wholly owned subsidiary MPB AcquisitionCo (“Buyer”), and its wholly owned subsidiary MPB Mergersub Corp. (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Definitive GH Group Agreement”) with GH Group, the sellers listed on the signature page thereto (“Sellers”), Kyle Kazan as sellers’ representative (in such capacity, “Sellers’ Representative”) and certain GH Group Founders, whereby BRND intends to effectuate a merger of Merger Sub with and into GH Group (the “Merger”), with GH Group continuing as the surviving corporation and a majority-owned subsidiary of Buyer. BRND, Buyer, Merger Sub, GH Group, Sellers and Sellers’ Representative are referred to individually as a “Merger Party” and collectively as the “Merger Parties”.

Pursuant to the terms of the Definitive GH Group Agreement, including the fulfillment of the closing conditions specified therein, all of the issued and outstanding shares of common stock of GH Group prior to the effective time of the merger (“Company Stock”), other than any dissenting shares of Company Stock, will be converted into the right to receive the Per Share Merger Consideration (as defined below) upon the Closing (as defined below). The “Per Share Merger Consideration” is the amount equal to the Merger Consideration divided by the Fully-Diluted Share Number (as defined below). The “Merger Consideration” is the value equal to: (i) the purchase price of $325,000,000 (the “Purchase Price”); minus (ii) the amount of indebtedness of GH Group and its direct and indirect subsidiaries as of the date immediately preceding the closing of the Transaction (the “Closing”); plus (iii) the amount of cash of GH Group and its direct and indirect subsidiaries on the date immediately preceding the Closing; plus (iv) the amount (if any) by which the working capital on the date immediately preceding the Closing exceeds the working capital target of $15,000,000; minus (v) the amount (if any) by which the working capital target of $15,000,000 exceeds working capital on the date immediately preceding the Closing; minus (vi) the number of shares of Series A Preferred Shares outstanding immediately preceding the Closing multiplied by $1.27 plus all accrued and unpaid dividends thereon. The “Fully-Diluted Share Number” is the aggregate number of shares of Class A common stock of GH Group outstanding (assuming the conversion of all shares of the Class B common stock of GH Group) and issuable upon the exercise of outstanding warrants and conversion of convertible promissory notes in GH Group at the effective time of the merger.

The Fully-Diluted Share Number excludes (i) the aggregate number of shares of Company Stock issuable upon the full exercise of all unvested GH Group options, (ii) any shares of Company Stock (or shares of Company Stock issued upon exercise or conversion of securities convertible into or exercisable for Company Stock) issued in connection with the consummation of the other transactions described below, and (iii) any shares of Company Stock into which the Series A Preferred Shares and Series A Warrants were convertible or exercisable, as applicable, prior to the Closing (unless converted into or exercised for, as applicable, Company Stock prior to the Closing), all of which will remain as obligations of GH Group after the Closing, including the assumption by BRND of the incentive plan of GH Group (the “GH Group Company Incentive Plan”). Each incentive stock option under the GH Group Company Incentive Plan will cease to represent the right to purchase Company Stock and will become an option to purchase a number of Equity Shares. Each vested option under the GH Group Company Incentive Plan that is not an incentive stock option will be converted into the right to receive an economically equivalent number of Exchangeable Shares. Each unvested option under the GH Group Company Incentive Plan that is not an incentive stock option will converted into an economically equivalent number of restricted units of Exchangeable Shares.

At the Closing, the Per Share Merger Consideration will be issued in the form of common shares in the capital of Buyer with a value of $10.00 per share that are exchangeable on a one-for-one basis into Equity Shares. The Per Share Merger Consideration will be allocated among the GH Group shareholders in the proportions set forth in the Definitive GH Group Agreement. Upon the consummation of the Closing, the shares of Merger Sub owned by Buyer will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

It is a condition of closing under the Definitive GH Group Agreement that if the SPAC Closing Cash (as such term is defined in the Definitive GH Group Agreement) is less than $250,000,000, the holders of at least two-thirds (2/3rds) of the then outstanding shares of Class B common stock of GH Group shall have approved the consummation of the Closing.

The Definitive GH Group Agreement contains a post-closing adjustment mechanism for (i) the level of working capital actually delivered at Closing compared to the closing estimate of working capital, (ii) the actual amount cash at Closing compared to the closing estimate of cash, and (iii) the actual amount of indebtedness at Closing compared to the closing estimate of indebtedness. The amount of actual Merger Consideration will be increased by any excess working capital, any increase in cash and any decrease in indebtedness. The amount of actual Merger Consideration will be decreased by any shortfall in working capital, any decrease in cash and any increase in indebtedness. If the actual Merger Consideration is less than the closing estimate of Merger Consideration by more than $500,000, BRND may reduce the Merger Consideration by the shortfall. If the actual Merger Consideration exceeds the closing estimate of Merger Consideration by more than $500,000, the Merger Consideration will be increased by the excess. Exchangeable Shares with a value (based on $10.00 per share) of $7,500,000 (which make up part of the Merger Consideration) will be held back at Closing for any adjustment to Merger Consideration.

The Definitive GH Group Agreement requires the Merger Parties to enter into certain ancillary agreements, including:

•	BRND, Buyer and the Sellers’ Representative, on behalf of the GH Group Shareholders (as defined in the Definitive GH Group Agreement), must enter into an exchange rights agreement setting forth the rights and obligations of the holders of the Exchangeable Shares;

•	the GH Group Founders and the BRND Founders must enter into a lockup agreement, pursuant to which (i) 50% of the Exchangeable Shares issued to the GH Group Founders will be subject to a six (6) month lock-up period and the remaining 50% of the Exchangeable Shares issued to the GH Group Founders will be subject to a 12-month lock-up period, and (ii) the Equity Shares issued to the BRND Founders at Closing will be subject, in addition to certain forfeiture-based restrictions, to similar lock-up restrictions (collectively, the “Lockup Agreement”);

•	Mercer and the GH Group Founders shall be granted registration rights by the Resulting Issuer pursuant to a registration rights agreement (see “Corporate Structure – Registration Rights Agreement”);

•	The BRND Founders will enter into an investor rights agreement with BRND (the “Investor Rights Agreement”), whereby the BRND Founders agree (i) to vote all of their shares of BRND in favour of the transactions contemplated by the Merger Agreement, (ii) that for a period of up to three (3) years following the Closing the BRND Founders may put forward one nominee for the Resulting Issuer Board for as long as the BRND Founders holds at least 50% of their respective Sponsor Shares owned by each of them, respectively, at Closing (assuming forfeited shares to be continued to be owned), and (iii) that the ultimate number of Equity Shares to be issued to the BRND Founders on Closing in exchange for the BRND Class B Shares that were issued to them for nominal consideration in connection with BRND’s initial public offering (the “Sponsor Shares”) be subject to forfeiture as follows:

°	50% of the Sponsor Shares (which equals approximately 5,044,875 Sponsor Shares) will be earned upon closing of the Merger and not subject to forfeiture;

°	25% of the Sponsor Shares (which equals approximately 2,522,438 Sponsor Shares) will be earned based on meeting the following share price trading thresholds (the “Price Based Earn-out Shares”):

■	if within two (2) years following the Closing, the volume weighted average price per share of the Equity Shares on the NEO Exchange or other nationally recognized Canadian or United States stock exchange for 20 consecutive trading days’ (the “20-day VWAP”) meets or exceeds $13.00 (subject to customary adjustments), BRND Founders will earn and retain 2/3 of the Price Based Earn-out Shares; and

■	if within two (2) years following the Closing, the 20-day VWAP meets or exceeds $15.00 (subject to customary adjustments), the BRND Founders will earn and retain the remaining 1/3 of the Price Based Earn-out Shares.

°	in the event the BRND Founders earn any Price Based Earn-out Shares pursuant to the foregoing, BRND will promptly issue to those shareholders of GH Group who were eligible to receive Merger Consideration under the Merger Agreement 1.5 Equity Shares for every Price Based Earn-out Share earned and retained by the BRND Founders;

o	25% of the Sponsor Shares (which equals approximately 2,522,438 Sponsor Shares) (the “Capital Based Earn-out Shares”) will be earned and retained based on the amount of BRND’s closing cash (as such term is defined in the Definitive GH Group Agreement), plus any net proceeds from equity or equity-linked financings (e.g., issuance of convertible debt, sale of common or preferred stock, etc.) closed within one (1) year following the Closing (the “Post Closing Cash”, together with BRND’s Closing Cash, the “Total Cash”, not to exceed $402.5 million);

o	the Capital Based Earn-out Shares to be earned and retained by Mercer will be calculated based on the following formula (but in no event will more than 2,522,438 Capital Based Earn-out Shares be deemed earned): (Total Cash - $185.0 million) / $202.5 million * 2,522,438;

o	notwithstanding the provisions above:

■	in the event that less than $185.0 million in BRND’s Closing Cash is available immediately following the Closing, as reflected on BRND’s balance sheet (“the “SPAC Closing Cash Minimum”), then no Capital Based Earn-out Shares will be earned by Mercer; and

■	in the event the 20-day VWAP reaches $17.00 (subject to customary adjustments) within two (2) years following the Closing, Mercer will earn and retain 100% of the Capital Based Earn-out Shares; provided that, (i) if the SPAC Closing Cash Minimum was not met, no Capital Based Earn-out Shares will be earned and retained, and (ii) if an Anti-Dilution Payment (as defined below) was paid to the GH Group Shareholders, the amount of Capital Based Earn-out Shares to be earned and retained by Mercer will be reduced by the number of Equity Shares issued to the Selling Shareholders under the Anti-Dilution Payment.

o	if any Post Closing Cash is raised below $10.00 per Equity Share, the GH Group Shareholders will have the benefit of anti-dilution protection whereby additional Equity Shares will be issued by BRND to the GH Group Shareholders (the “Anti-Dilution Payment”);

o	if BRND consummates a transaction which results in the holders of Equity Shares having the right to exchange their shares for cash, securities or other property having a value equaling or exceeding a 20-day VWAP threshold set forth above (for any non-cash proceeds, as determined based on the agreed valuation set forth in the applicable definitive agreements for such transaction or, in the absence of such valuation, their fair market value), the 20-day VWAP threshold will be considered met and the applicable Sponsor Shares will be considered earned and retained and may participate in such transaction; and

o	Mercer will use its reasonable best efforts to assist the Resulting Issuer with fundraising efforts and to leverage its capital markets expertise and relationships for a period of at least one (1) year after the Closing.

The Definitive GH Group Agreement contains representations and warranties made by (i) BRND, Buyer and Merger Sub to GH Group and the GH Group Shareholders and (ii) GH Group and the GH Group Shareholders to BRND, Buyer and Merger Sub, including representations and warranties related to due organization and qualification, capitalization and authorization to enter into the Definitive GH Group Agreement and carry out their respective obligations thereunder. In addition, GH Group and the GH Group Shareholders made certain customary representations and warranties particular to the conduct of GH Group’s business, the ownership of GH Group’s equity, the ownership, sufficiency and quality of GH Group’s assets, required consents to the Merger, the accuracy of GH Group’s books and records and financial statements, taxes, litigation, certain employee matters, related party transactions, compliance with applicable laws and the lack of any claims, actions or proceedings that may cause a material adverse effect. In addition, BRND, Buyer and Merger Sub made certain representations with respect to required consents, securities law matters, its financial statements, tax matters, related party transactions, prospectus disclosures, and subsidiaries. These representations and warranties may be subject to important qualifications, limitations and exceptions agreed to by the Merger Parties, including the uncertainty surrounding the legality of cannabis under U.S. federal law.

The representations and warranties of GH Group and the GH Group Shareholders and BRND, Buyer and Merger Sub contained in the Definitive GH Group Agreement have customary survival periods following the Closing, during which time indemnification for breaches may be sought against GH Group and the GH Group Shareholders or against BRND, Buyer and Merger Sub for any breaches or inaccuracies, subject to negotiated limitations, baskets and caps.

The Definitive GH Group Agreement contains pre-Closing and post-Closing covenants by each party (including confidentiality, non-compete and non-solicit provisions imposed on certain of the GH Group Shareholders). Prior to Closing, the Merger Parties agree to cooperate and use commercially reasonable efforts to complete the transaction and to secure the necessary approvals, consents, registrations, permits, authorizations and other confirmations for Closing. Additionally, GH Group and the GH Group Shareholders agreed not to solicit or enter into any discussions regarding a similar transaction with any other third party. Prior to the Closing, GH Group will be required to be operated in the ordinary course of its business (except for certain agreed upon fund raising necessary for the other transactions described below). Meanwhile, BRND agrees to file a prospectus with the Ontario Securities Commission and the NEO Exchange and prepare a circular, if applicable, hold shareholder meetings and, if applicable, hold Warrantholder meetings for all necessary approvals for the acquisition, as required by the NEO Exchange and applicable Canadian securities regulators. Post-Closing, the Resulting Issuer will adopt an equity incentive plan as approved by the Resulting Issuer Board.

The lockup restrictions in the Lockup Agreeement may be eliminated if Buyer or BRND undergoes certain fundamental changes within the 12-month period following the closing, such as liquidation or winding up, change of control pursuant to a merger or similar business combination transaction or sale of a majority of their shares or all or substantially all of their consolidated assets.

The Definitive GH Group Agreement contains customary closing conditions and other conditions that are specific to the transaction, including:

•         For the benefit of both parties:

○	no governmental authority making the transactions contemplated in the Definitive GH Group Agreement illegal (other than existing federal cannabis laws);

○	no proceeding will have been commenced and remain pending against any Merger Party which would reasonably be expected to prevent the Closing; provided, that such proceeding is not attributable to any breach or violation of Buyer or BRND of the terms of the Definitive GH Group Agreement or any Other Transaction (as defined in the Definitive GH Group Agreement);

○	receipt of all required consents and approvals;

○	BRND will have received shareholder approval from the shareholders of BRND;

○	the U.S. Hart-Scott-Rodino Antitrust Improvements Act (the “HSR Act”) waiting period applicable to the transactions contemplated by the Definitive GH Group Agreement will have expired;

○	the approval of the NEO Exchange will have been obtained by BRND to enable the Merger to qualify as BRND’s qualifying transaction and the listing of the Equity Shares on the NEO Exchange after the Closing Date;

○	a final receipt for this prospectus will have been issued by or on behalf of the OSC (as defined below);

○	the strategic opportunities agreement between BRND and one of its affiliates shall have been terminated;

○	on or prior to the effective time of the Merger, all of the unredeemed BRND Class A Restricted Voting Shares and BRND Class B Restricted Voting Shares outstanding immediately prior to the Closing will have been converted directly or indirectly into Equity Shares; and

○	the Investor Rights Agreement will be in full force and effect, and neither BRND nor Mercer will be in breach thereof, will have failed to perform thereunder or will have threatened to terminate or repudiate the Investor Rights Agreement.

•        For the benefit of Buyer:

○	the representations and warranties of the GH Group Shareholders and GH Group contained in the Definitive GH Group Agreement will be true and correct in all material respects as of the date of Closing (without giving effect to any materiality qualifiers), except where the failure to be so true and correct has not had and would not be reasonably likely to have a material adverse effect on GH Group; provided that certain specified representations and warranties of GH Group and the GH Group Shareholders contained in the Definitive GH Group Agreement shall be true and correct in all material respects as of the date of the Closing;

○	the GH Group Shareholders and GH Group will have duly performed and complied in all material respects with all agreements, covenants and conditions required by the Definitive GH Group Agreement;

○	all of the documents, instruments and agreements to be executed and/or delivered pursuant to the Definitive GH Group Agreement will have been executed by the Merger Parties;

○	no Material Adverse Effect (as defined in the Definitive GH Group Agreement) in respect of GH Group and its direct and indirect subsidiaries will have occurred and be continuing;

○	the GH Group Shareholders will have delivered the audited financial statements of GH Group for the fiscal years ended December 31, 2018, December 31, 2019, and December 31, 2020 to Buyer;

○	GH Group Shareholders holding no more than 10% of the outstanding Company Stock shall have exercised their appraisal rights under Delaware law;

○	the GH Group Shareholders will have delivered to Buyer regulatory legal opinions by GH Group’s cannabis regulatory counsel, which meet the requirement of the NEO Exchange; and

○	the amount of cash payable by BRND at the Closing to the GH Group Shareholders who are not accredited investors shall not exceed $750,000.

•      For the benefit of Sellers and GH Group:

○	the representations and warranties of Buyer, Merger Sub and BRND contained in the Definitive GH Group Agreement will be true and correct in all material respects as of the date of Closing, except where the failure to be so true and correct has not had and would not be reasonably likely to have a material adverse effect on BRND, Buyer and Merger Sub; provided that certain specified representations and warranties of BRND, Buyer and Merger Sub contained in the Definitive GH Group Agreement shall be true and correct in all material respects as of the date of the Closing;

○	Buyer, Merger Sub and BRND will have duly performed and complied in all material respects with all agreements, covenants and conditions required by the Definitive GH Group Agreement;

○	all of the documents, instruments and agreements to be executed and/or delivered pursuant to the Definitive GH Group Agreement will have been executed by the Merger Parties;

○	no Material Adverse Effect on Buyer or BRND will have occurred and be continuing;

○	each of Kyle Kazan, Graham Farrar, Derrek Higgins and Jamin Horn will have executed and delivered an employment agreement with the Resulting Issuer, with annual compensation that is the same as his annual compensation preceding the date of the Definitive GH Group Agreement, the effectiveness of which agreements is only conditioned upon the occurrence of the Closing;

○	Buyer will have delivered to Kyle Kazan an opinion of legal counsel for BRND as to common shares in the capital of Buyer that are exchangeable on a one-for-one basis into Equity Shares regarding, among others, valid issuance of such securities on a fully paid, non-assessable basis and freely-tradable nature of such securities subject to the applicable lockup terms set forth in the Lockup Agreement and applicable law, in the form mutually acceptable to the Merger Parties, acting reasonably;

○	at the Closing, BRND will have a minimum of $185,000,000 in cash: (i) before any cash consideration, as applicable, is payable for any Other Transactions; (ii) after any payments due and payable for BRND’s, the Merger Sub’s and the Buyer’s expenses related to the closing of the Merger, including all costs, fees, expenses and payments contingent on the closing of the Merger; (iii) after reduction for the aggregate amount of payments required to be made in connection with the exercise by one or more BRND shareholders of their rights to redeem BRND Class A Restricted Voting Shares held by them in accordance with BRND’s organizational documents; (iv) plus the cash proceeds actually received by BRND in respect of the Private Placement or certain other equity or debt offerings; and (v) after taking into account any estimated debt or payables on BRND’s balance sheet as of the closing of the Merger, and the GH Group Shareholders will have received a certificate signed on behalf of Buyer, Merger Sub and BRND such effect;

○	Buyer and BRND will have delivered to the exchange agent the common shares in the capital of Buyer that are exchangeable on a one-for-one basis into Equity Shares, to be held and delivered by the exchange agent to all of the GH Group Shareholders in accordance with the Definitive GH Group Agreement;

○	GH Group will have received a certified pro forma capitalization statement and pro forma balance sheet of BRND as of the Closing;

○	BRND will have issued to certain of the GH Group Founders certain Multiple Voting Shares (see “Principal Shareholders” and “Description of Securities – Equity Share and Multiple Voting Share Structure – Multiple Voting Share”); and

○	If BRND’s Closing Cash is less than $250,000,000, the holders of at least two-thirds of the outstanding Class B common stock of GH Group will have approved the Closing.

If these conditions are not satisfied or waived prior to July 31, 2021 (the “Outside Date”) (subject to extension as described below), the Closing will not occur.

Post-Closing, the Resulting Issuer Board will initially consist of eight (8) total members of which (i) the Sponsor will put forward one (1) nominee, represented initially by Jamie Mendola, (ii) GH Group will put forward four (4) nominees, initially represented by Kyle Kazan, Graham Farrar and two (2) independent nominees, (iii) Element 7 will put forward one (1) independent nominee, represented initially be Bob Hoban, and (iv) two (2) additional independent nominees will be chosen by unanimous consent of the Sponsor, Kyle Kazan and Graham Farrar. All of such directors will be subject to customary regulatory approvals. Appropriate recusal, independence, special committee and/or resignation provisions will be enacted and adhered to as it relates to potential competitor and conflicting outside interests. In addition, Kyle Kazan will serve as the Executive Chairman and Chief Executive Officer of the Resulting Issuer, Graham Farrar will serve as the President of the Resulting Issuer and Derrek Higgins will serve as the Chief Financial Officer of the Resulting Issuer. The compensation of each of the above-named officers will be public market-based, compliant with NEO Exchange rules and applicable laws, and as mutually agreed by the Merger Parties.

The Definitive GH Group Agreement may be terminated and the merger may be abandoned at any time prior to the Closing:

•     by mutual written consent of Buyer and the Seller’s Representative;

•     by either Buyer or Sellers’ Representative if:

o	the Closing has not occurred on or before the Outside Date; provided, that the right to terminate the Definitive GH Group Agreement will not be available to any Merger Party whose failure to fulfill any material obligation under the Definitive GH Group Agreement has been the cause of, or resulted in, the failure of the Closing to have occurred on or before such date; provided, further that if the only closing condition that remains to be satisfied (other than closing conditions that, by their terms, can only be satisfied as of Closing) is approval under the HSR Act, the Outside Date may, at the option of Buyer, be extended for successive thirty (30)-day periods upon Buyer providing the Sellers’ Representative with written notice of such extension on or prior to the then- current Outside Date; provided, further, that in no event will the Outside Date be extended beyond September 30, 2021;

o	a governmental authority will have issued an order or taken any other action (excluding any order or action arising under, relating to or in connection with the Federal Cannabis Laws (as defined in the Definitive GH Group Agreement)), in each case that has become final and non-appealable and that restrains, enjoins or otherwise prohibits the merger or any part of it; provided, that the right to terminate the Definitive GH Group Agreement will not be available to any Merger Party whose failure to fulfill any material obligation under the Definitive GH Group Agreement has been the cause of, or resulted in, the issuance of such order or such action; or

o	shareholder approval from the shareholders of BRND is not obtained at the shareholder meeting of BRND shareholders in respect of the Transaction (subject to any adjournment or postponement of the shareholder meeting of BRND shareholders in respect of the Transaction); provided that the right to terminate the Definitive GH Group Agreement will not be available to Buyer if, at the time of such termination, Buyer, Merger Sub or BRND is in material uncured breach of the Definitive GH Group Agreement;

•	by Buyer, if any of the representations and warranties of the GH Group Shareholders and GH Group in the Definitive GH Group Agreement become untrue or inaccurate or there has been a material breach on the part of GH Group or any of the GH Group Shareholders of any of its covenants or agreements contained in the Definitive GH Group Agreement; provided that Buyer will not have the right to terminate the Definitive GH Group Agreement if Buyer, Merger Sub, or BRND is then in material breach of any of its representations, warranties, covenants or agreements set forth in the Definitive GH Group Agreement; and

•	by Sellers’ Representative, if any of the representations and warranties of Buyer, Merger Sub, or BRND in the Definitive GH Group Agreement become untrue or inaccurate or there has been a material breach on the part of Buyer, Merger Sub, or BRND of any of its covenants or agreements contained in the Definitive GH Group Agreement; provided that the Sellers’ Representative will not have the right to terminate the Definitive GH Group Agreement if any of the GH Group Shareholders or GH Group is then in material breach of any of its representations, warranties, covenants or agreements set forth in the Definitive GH Group Agreement.

The threshold or deductible for losses resulting from breaches of representations and warranties under the Definitive GH Group Agreement is $3,000,000.

Sellers’ aggregate liability for all losses resulting from breaches of representations and warranties of Sellers or GH Group shall not exceed $40,625,000 (the “Cap”). The aggregate liability of an individual Seller for all losses resulting from breaches of such Seller’s individual representations and the representations and warranties of GH Group shall not exceed an amount equal to such Seller’s pro rata share of the Cap.

Buyer’s, Merger Sub’s and BRND’s aggregate liability for all indemnifiable losses will not exceed an amount equal to the Purchase Price.

In no event will any Seller have any liability for indemnification obligations or otherwise arising under, relating to, or in connection with, the Definitive Merger Agreement for any amount, individually or in the aggregate, in excess of the amount equal to the lesser of the following (the “Seller Indemnity Cap”): (i) the product of (x) such Seller’s pro rata share of GH Group’s common equity, and (y) the Purchase Price; or (ii) the then-current value of such Seller’s pro rata share of the Merger Consideration as of the date of the indemnification claim to the extent such Seller has not sold the underlying shares prior to such date, (x) with each Exchangeable Share deemed to have a value equal to the number of Equity Shares into which such Exchangeable Share is convertible as of such determination date multiplied by the closing trading price for an Equity Share on the principal securities exchange on which such security is traded on the date immediately preceding such determination date, and (y) each Equity Share being valued at the closing trading price for an Equity Share on the principal securities exchange on which such security is traded on the date immediately preceding such determination date.

The above limitations do not apply to any losses (i) incurred by Buyer as a result of Sellers’ failure to comply with covenants made in the Definitive GH Group Agreement or breach of certain excluded representations of Sellers, and (ii) incurred by Sellers as a result of Buyer, Merger Sub or BRND’s failure to comply with covenants made in the Definitive GH Group Agreement or breach of certain excluded representations of Buyer.

Sellers, their related indemnitees and their respective affiliates will have no recourse against BRND’s escrow account for any indemnifiable losses suffered by them.

Each Seller will be liable only for such Sellers’ own breach of such Seller’s individual representations or breach of or failure to comply with covenants or agreements of such Seller contained in the Definitive GH Group Agreement and no Seller will be liable for any other Seller’s breach or inaccuracy of such other Seller’s individual representations or breach of or failure to comply with covenants or agreements of such other Seller contained in the Definitive GH Group Agreement.

The description of the Definitive GH Group Agreement, both below and elsewhere in this prospectus, is a summary only, is not exhaustive and is qualified in its entirety by reference to the terms of the Definitive GH Group Agreement, which will be made available on BRND’s profile on SEDAR at www.sedar.com.

Registration Rights Agreement

Concurrently with Closing, BRND will enter into a registration rights agreement (the “Registration Rights Agreement”) with the GH Group Founders and Mercer (the “Registering Shareholders” or the “Piggyback Shareholders”, as applicable). The Registration Rights Agreement will provide the Registering Shareholders with the registration rights outlined below in respect of the Equity Shares held by such holders from time to time. These Equity Shares are referred to as “registrable securities”.

Demand Registration Rights

Each of the Registering Shareholders can request that the Resulting Issuer qualify by prospectus (a “Long-Form Demand Registration”) or short-form prospectus (a “Short-Form Demand Registration”, and together with the Long-Form Demand Registration, a “Demand Registration”) in Canada all or a portion of their registrable securities, provided that the aggregate offering price is at least $15 million in the case of a Long-Form Demand Registration or at least $10 million in the case of a Short-Form Demand Registration. No prospectus need be filed by the Resulting Issuer within 120 days of the last prospectus for a Demand Registration. The Resulting Issuer can postpone the filing of a prospectus for up to 90 days twice in a 12-month period if the Board determines that a Demand Registration would materially interfere with any material financing, acquisition, corporate reorganization or merger or other transaction or which would require disclosure of information at a time when the Resulting Issuer has a bona fide business purpose not to immediately disclose such information. The underwriters for any Demand Registration will be selected by the Registering Shareholders in consultation with the Resulting Issuer. The Resulting Issuer may participate in a proposed Demand Registration by selling Equity Shares from treasury if the underwriters of the Demand Registration, acting reasonably, are of the view that to do so would facilitate the offering.

Piggy-back Registration Rights

If the Resulting Issuer proposes to register or qualify its securities for sale to the public, it must provide notice to each Registering Shareholder and the Piggyback Shareholders and use its reasonable commercial efforts to cause to be registered all registrable securities that the holders of such registrable securities request in writing be so registered. These piggy-back registration rights are unlimited in number. If a public offering of securities is being effected, those securities offered shall be allocated first to the Resulting Issuer then, to the Registering Shareholders (pro rata based on the amount owned by each), and then, to the Piggyback Shareholders (pro rata based on the amount owned by each).

The Resulting Issuer will agree to pay certain costs and expenses in connection with each demand and piggy-back registration, except underwriting fees applicable to the securities sold by the holders of registrable securities and any legal fees of independent counsel exceeding $75,000 to such holders of registrable securities. In the case of both demand and piggy-back registration rights, all person(s) holding either type of right must agree to enter into such lockup agreements as may be reasonably requested by the lead underwriter of any public offering, not to exceed 180 days following Closing.

The description of the Registration Rights Agreement, both below and elsewhere in this prospectus, is a summary only, is not exhaustive and is qualified in its entirety by reference to the terms of the Registration Rights Agreement, which may be found on BRND’s profile on SEDAR at www.sedar.com.

Accounting Treatment

The Transaction will be accounted for on the basis that GH Group is the accounting acquirer. As a result, BRND will be treated as the “acquired” company for accounting purposes and the Transaction will be treated as the equivalent of the Resulting Issuer issuing shares for the net assets of BRND, accompanied by a recapitalization. The net assets of BRND will be stated at historical cost, with no goodwill or other intangible assets recorded.

Proposed Transactions

GH Group has entered into a series of agreements whereby GH Group has the option, subject to satisfactory completion of due diligence and other conditions, to acquire a large greenhouse farm complex (“SoCal Greenhouse”) located in southern California which, while currently used to grow tomatoes and cucumbers, is anticipated, subject to the receipt of applicable regulatory approvals, to be re-purposed to grow cannabis. See “SoCal Greenhouse Acquisition”.

GH Group has executed an agreement with Element 7, LLC (“Element 7”) whereby GH Group has the right, subject to satisfactory completion of due diligence and other conditions, to merge with certain subsidiary entities of Element 7 which are in the process of applying for up to 17 state and local retail cannabis licenses in California. See “Element 7”.

In addition, GH Group has agreed to appoint Element 7 as a consultant to assist with the obtaining of additional licenses in California. See “Element 7”.

NEO Exchange Guidance Regarding Companies with U.S. Marijuana-Related Activities

Subject to satisfactory compliance with all listing requirements set out in the NEO Exchange Listing Manual and the additional items reflected below, the NEO Exchange currently does not have a policy prohibiting the listing of companies established and/or holding assets in the U.S. with marijuana-related activities, provided such activities are conducted in compliance with the current laws and regulations of a U.S. State where such activities are legal.

In addition to the listing requirements in the NEO Exchange Listing Manual, which include the standard requirements for timely and accurate disclosure as defined by the Canadian Securities Administrators and as further enhanced by their specific disclosure requirements set out in Staff Notice 51-352, the NEO Exchange expects issuers with U.S. marijuana-related activities, among other things, to: (i) undertake that they are respecting and will continue to respect, within the realm of their control, the U.S. DOJ (as defined below) marijuana enforcement priorities as they were defined in the now-rescinded Cole Memorandum (as defined below) (see “Cannabis Market Overview – Legal and Regulatory Matters – United States Federal Overview”); and (ii) undertake that they are neither importing nor exporting marijuana to or from the United States.

Private Placement

On April 8, 2021, BRND announced a private placement of $85 million of non-voting shares of MPB PipeCo, a wholly owned subsidiary of BRND (the “Private Placement Shares”) at a price of $10.00 per Private Placement Share (the “Private Placement”). Canaccord Genuity Corp. (“Canaccord”), the underwriter in respect of BRND’s initial public offering and the sole agent in respect of the Private Placement, has subscribed for $4.9 million of Private Placement Shares under the Private Placement, which subscription is expected to be funded by Canaccord directing to BRND an equal amount from the non-discretionary portion of deferred underwriting fees that will be owed by BRND to Canaccord in connection with the Closing. Canaccord is currently expected to assign its subscription agreement to an affiliate. Under the terms of the Private Placement, Canaccord shall be entitled to a 4.0% commission on the sale of the Private Placement Shares, other than in connection with the sale of Private Placement Shares to certain president’s list subscribers. In addition, a Private Placement subscriber that has subscribed for $20.1 million of Private Placement Shares will be transferred 223,333 free-trading Equity Shares by the Sponsor for no additional consideration in order make the effective price of such subscription $9.00 per Private Placement Share.

The closing of the Private Placement is scheduled to occur contemporaneously with the closing of the Transaction and in connection therewith, the Private Placement Shares issued will be exchanged for Equity Shares on a one-for-one basis. The Private Placement is subject to customary conditions, including the closing of the Transaction.

The funds from the Private Placement are expected to be used to fund the Resulting Issuer’s growth strategy, for working capital and for general corporate purposes.

GH Group Financing

GH Group is expected to complete an up to $12 million equity financing in the United States before the end of May 2021 (the “GH Group Financing”). Investors in the GH Group Financing will receive, for each $1.27 invested, one (1) Series A preferred share of GH Group (the “Series A Preferred Shares”) and one (1) warrant (the “Series A Warrants”) to purchase a Class A common share of GH Group at an exercise price equal to the fair market value of one Class A common share of GH Group as of the date of issuance of such warrant.

Series A Preferred Shares

The proposed terms of the Series Preferred Shares are as follows, but remain subject to change.

The Series Preferred Shares will rank with respect to dividends and on liquidation ahead of the common shares of GH Group.

In the event of liquidation, the holders of Series Preferred Shares will be entitled, in priority to the holders of common shares, but after payment to any senior claimants, to their liquidation value, which is their original issue price, plus all accrued and unpaid dividends. A similar amount must be paid in the event of certain mergers, asset sales or other liquidity-equivalent events.

The Series A Preferred Shares will be entitled to quarterly compounding cumulative dividends at the rate of 15% per annum based on their liquidation value, payable on the last day of March, June, September and December, commencing in June 2021, or upon earlier liquidation or redemption. If the Series A Preferred Shares are still outstanding one (1) year following their date of issuance, the dividend rate shall increase to 20% per annum. No cash dividends may be paid on the common shares of GH group unless all accrued and unpaid dividends on the Series Preferred Shares have been paid.

The Series Preferred Shares are generally non-voting, except in the event that they would be adversely affected by a proposed amendment to the Articles or By-laws of GH Group, as the same may be amended from time to time.

The Series A Preferred Shares are redeemable by GH Group at any time for their liquidation value, which is their original issue price, plus all accrued and unpaid dividends.

The Series A Preferred Shares are convertible at the option of the holder into common shares of GH Group prior to the date that is 60 days following the date of issuance of such shares.

Assuming that the GH Group Financing is successfully completed, it is currently expected by GH Group that some of the Series A Preferred Shares will be converted into Class A common shares of GH Group prior to the closing of the Transaction, such that they will be exchanged for Exchangeable Shares at closing of the Transaction. If all of the Series A Preferred Shares in the amount of $12 million were so converted before the Closing, they would represent a total of 1,200,000 Exchangeable Shares at the effective time. However, it is possible that some or all of the Series A Preferred Shares may remain outstanding following the closing of the Transaction, in which case it is intended that they will be redeemed as soon as practicable thereafter, subject to the availability of cash.

Series A Warrants

As part of the GH Group Financing, for every $1.27 invested in respect of Series A Preferred Shares, each investor will also receive one Series A Warrant to purchase one common share of GH Group at an exercise price per share equal to the fair market value of one Class A common share of GH Group as of the date of issuance of such warrant. Assuming for illustrative purposes only that the closing of the GH Group Financing were to occur on the date of this prospectus, the exercise price per share would be $1.06. If the GH Group Financing is fully subscribed, Series A Warrants to purchase a total of 9,448,819 Class A common shares of GH Group will be issued at the closing of the GH Group Financing.

Following the closing of the Transaction, the Series A Warrants will, assuming the GH Group Financing is fully subscribed, represent the right to acquire 1,200,000 Equity Shares at a price of $10.00 per share. Fractional shares will be paid in cash. The Series A Warrants will be subject to customary anti-dilution protections.

The Series A Warrants will expire 36 months after their date of issuance. That expiration date can be accelerated on 30 days’ prior notice in GH Group’s discretion if the closing market price of the Equity Shares equals or exceeds a specified threshold for 20 trading days within any thirty (30) trading day period. In that event, GH Group will have the option to require any holder wishing to exercise its Series A Warrants to do so on a cashless basis in whole or in part.

Inter-Corporate Relationships

The organizational chart below indicates the proposed inter-corporate relationships of the Resulting Issuer and its material subsidiaries, including their jurisdiction of incorporation in parentheses, after giving effect to the Transaction:

Notes:

(1)	After giving effect to the Transaction, before the exchange of any Exchangeable Shares and assuming no redemptions of the BRND Class A Restricted Voting Shares, the GH Group Founders are expected to beneficially own or control, directly or indirectly, approximately 69.1% of voting power over the Resulting Issuer as result of their direct or indirect beneficial ownership or control over the Multiple Voting Shares.

(2)	On closing of the Transaction, the BRND Class A Restricted Voting Shares, BRND Class B Shares and Private Placement Shares will convert into Equity Shares on a one-for-one basis.

(3)	See “Corporate Structure – GH Group Financing”.

(4)	As of December 31, 2020, the date of the Audited GH Group Financial Statements, 100% of GH Group’s business was directly derived from U.S. cannabis-related activities, based on the existing operations of GH Group. As such, GH Group’s balance sheet and operating statement exposure to U.S. cannabis related activities is 100%.

On closing of the Transaction, (a) assuming (i) zero redemptions of BRND Class A Restricted Voting Shares, (ii) no exchanges of Exchangeable Shares, and (iii) no exercises of BRND Warrants, and (b) prior to the issuance of any Equity Shares in connection with (i) the acquisition of SoCal Greenhouse, and (ii) any Element 7 Merger, the former holders of BRND Class A Restricted Voting Shares are expected to hold an approximately 68.2% economic interest in the Resulting Issuer.

Warrant Agreement

All BRND Warrants will become exercisable only commencing 65 days after the completion of BRND’s qualifying transaction (which is expected to consist of the Transaction). Each BRND Warrant is exercisable to purchase one BRND Class A Restricted Voting Share (which, following the closing of the Transaction, will become one Equity Share) at a price of $11.50 per share, subject to the following adjustments. The BRND Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, Extraordinary Dividend or a recapitalization, reorganization, merger or consolidation. No adjustments shall be made to the BRND Warrants, however, if the issue of Equity Shares, rights, options warrants or securities exchangeable therefor is made at a price below their respect exercise prices, including the exercise price in respect of the BRND Warrants. Once the BRND Warrants become exercisable, BRND may accelerate the expiry date of the outstanding BRND Warrants (excluding the BRND Founders’ Warrants but only to the extent still held by Mercer at the date of public announcement of such acceleration and not transferred prior to the accelerated expiry date, due to the anticipated knowledge by Mercer of material undisclosed information which could limit its flexibility) by providing 30 days’ notice if, and only if, the closing share price of the Equity Shares equals or exceeds $18.00 per share (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like) for any 20 trading days within a 30-trading day period, in which case the expiry date shall be the date which is 30 days following the date on which such notice is provided.

The right to exercise will be forfeited unless the BRND Warrants are exercised prior to the date specified in the notice of acceleration of the expiry date. On and after the accelerated expiry date, a record holder of a BRND Warrant will have no further rights. BRND Warrants may be exercised only for a whole number of shares. No fractional shares will be issued upon exercise of the BRND Warrants. If, upon exercise of the BRND Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares to be issued to the BRND Warrant Holder and such BRND Warrant Holder will not be entitled to any cash or other consideration in lieu of fractional interest held.

The exercise of the BRND Warrants by any holder in the United States, or that is a “U.S. Person” (as defined in Rule 902(k) of the U.S. Securities Act), may only be effected in compliance with an exemption from the registration requirements of the U.S. Securities Act and applicable state “blue sky” securities laws.

The BRND Warrant Holders do not have the rights or privileges of holders of shares and any voting rights until they exercise their BRND Warrants and receive corresponding Equity Shares. After the issuance of corresponding Equity Shares upon exercise of the BRND Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders (other than in respect of the election of members of the Resulting Issuer Board, in respect of which the holders of Limited Voting Shares will not have any right to vote). On the exercise of any BRND Warrant, the BRND Warrant exercise price will be $11.50, subject to adjustments as described herein.

The Warrant Agreement contemplates that the BRND Warrants may be exercised through Cashless Exercise. A Cashless Exercise permits a BRND Warrant Holder, in lieu of making a cash payment on exercise, to instead elect to surrender the BRND Warrant Holder’s BRND Warrants and to receive the number of shares in the capital of BRND for which the BRND Warrants are conferred the right to acquire that is equal to the quotient obtained by multiplying (i) the number of Equity Shares for which the BRND Warrants are being exercised by (ii) the difference between, if positive, (A) the volume weighted average price of the Equity Shares trading on the NEO Exchange for the 20 trading days immediately prior to (but not including) the date of exercise of such BRND Warrants and (B) $11.50, and dividing such product by the volume weighted average price of the Equity Shares trading on the NEO Exchange for the 20 trading days immediately prior to (but not including) the date of exercise of such BRND Warrants (the “Cashless Exercise”).

The Warrant Agent shall, on receipt of a written request of BRND or holders of not less than 25% of the aggregate number of BRND Warrants then outstanding, convene a meeting of holders of BRND Warrants upon at least 21 calendar days’ written notice to holders of BRND Warrants. Every such meeting shall be held in Toronto, Ontario or at such other place as may be approved or determined by the Warrant Agent. A quorum at meetings of holders of BRND Warrants shall be two persons present in person or represented by proxy holding or representing more than 20% of the aggregate number of BRND Warrants then outstanding.

From time to time, BRND and the Warrant Agent, without the consent of the holders of BRND Warrants, may amend or supplement the Warrant Agreement for certain purposes including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of BRND Warrants. Any amendment or supplement to the Warrant Agreement that adversely affects the interests of the holders of BRND Warrants may only be made by an “extraordinary resolution”, which is defined in the Warrant Agreement as a resolution either (i) a resolution passed at a duly-convened meeting of BRND Warrant Holders, at which, by the affirmative vote of holders of BRND Warrants representing not less than 66 2/3% of the aggregate number of the then outstanding BRND Warrants represented at the meeting and voted on such resolution, or (ii) adopted by an instrument in writing signed by the holders of BRND Warrants representing not less than two-thirds of the aggregate number of the then outstanding BRND Warrants.

The BRND Warrants will expire at 5:00 p.m. (Toronto time) on the day that is five years after the completion of the qualifying transaction of BRND (which is expected to consist of the Transaction) or may expire earlier if a qualifying transaction does not occur by May 13, 2021, or if the expiry date is accelerated, as described above.

Exchangeable Shares and Exchange Rights Agreements

For tax reasons, rather than receiving Equity Shares, the sellers of GH Group will receive, following the closing of the Transaction, Exchangeable Shares of MPB AcquisitionCo as part of their consideration.

Broadly speaking, the Exchangeable Shares will entitle their holders to rights that are comparable (without taking into account tax consequences) to those rights attaching to the Subordinate Voting Shares, except that (i) the Exchangeable Shares will have 1.1 votes per share (this will expire after one (1) year, after which they will have one vote per share), and (ii) the aggregate voting power of the Exchangeable Shares will not exceed 49.9% of the total voting power of all classes of shares of MPB AcquisitionCo. Until their Exchangeable Shares are exchanged for the applicable Equity Shares pursuant to the Exchange Rights Agreement or the Exchangeable Share Provisions, holders of Exchangeable Shares will not have the right to vote at meetings of Resulting Issuer Shareholders, though it is anticipated that they will have the right to at meetings of the shareholders of MPB AcquisitionCo, including at meetings of the shareholders of MPB AcquisitionCo with respect to altering the rights of holders of any of the Exchangeable Shares, or if MPB AcquisitionCo decides to take certain actions without fully protecting the holders of any of the Exchangeable Shares, or as otherwise required by law. The Exchangeable Shares will be exchangeable at any time, on a one-for-one basis, for Equity Shares, at the option of the holder, subject to certain contractual lockup restrictions. Certain ancillary rights, as further described below, will be provided to the holders of the Exchangeable Shares pursuant to the terms of the Exchange Rights Agreement.

Exchangeable Share Procedures

In connection with the Definitive GH Group Agreement, at the Effective Date, BRND will enter into an exchange rights agreement with MPB AcquisitionCo and the Sellers’ Representative on behalf of the holders of the Exchangeable Shares (the “Exchange Rights Agreement”), whereby BRND has agreed to make certain covenants in favour of the sellers to protect their rights as holders of Exchangeable Shares. BRND agrees to reserve the necessary amount of Equity Shares for issuance upon exchange of the Exchangeable Shares, and ensure such shares remain protected from pre-emptive and other rights. Upon notice to the Resulting Issuer and MPB AcquisitionCo and as required under the Exchangeable Share Provisions, the Resulting Issuer will issue such number of Equity Shares to a holder of Exchangeable Shares in exchange for the Exchangeable Shares of such holder, subject to the terms specified in the Exchange Rights Agreement. Additionally, the Resulting Issuer will have an overriding liquidation call right under the Exchange Rights Agreement to purchase all, but not less than all, of the Exchangeable Shares from the holders thereof upon a proposed liquidation, dissolution or winding-up of MPB AcquisitionCo, as well as a redemption call right and retraction call right on the Exchangeable Shares, in each case for the consideration set forth in such agreements.

General

The Exchangeable Shares, together with the Ancillary Rights (as defined below), are intended to be economically comparable to the applicable Equity Shares. The dividends and other rights attaching to the Exchangeable Shares, together with the Ancillary Rights, are designed to place holders of Exchangeable Shares, as nearly as practicable, in the same economic position as holders of Equity Shares, except that the holders of Exchangeable Shares will have no right to vote as Resulting Issuer Shareholders, except as described in this prospectus and except for the enhanced rights as described above. As used in this prospectus, a reference to the phrase “comparable” (or words to similar effect) between the Exchangeable Shares and the Equity Shares does not take into account any tax implications or different tax treatment with respect to the Exchangeable Shares and the Equity Shares, which vary depending upon each holder, such holder’s residence for tax purposes and the residence of the paying company.

The ancillary rights, consisting of the Automatic Exchange Right (as defined below) and the Exchangeable Shareholders’ Put Right (as defined below) (collectively, the “Ancillary Rights”), are rights established for the benefit of the holders of Exchangeable Shares pursuant to the Exchange Rights Agreement and are intended to ensure that such holders have the right to receive the applicable Subordinate Voting Shares in the event of: (i) a Liquidation Event (as defined below) (by the operation of the Automatic Exchange Right); or (ii) an Insolvency Event (as defined below) (by the operation of the Exchangeable Shareholders’ Put Right).

In connection with the issuance of the Exchangeable Shares, call rights are provided in favour of BRND, which are triggered in certain circumstances. The call rights, consisting of the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right (in each case, as defined below) (collectively, the “Call Rights”), are rights established in favour of BRND to allow it to purchase Exchangeable Shares: (i) in the event of the liquidation, dissolution or winding-up of MPB AcquisitionCo (by the operation of the Liquidation Call Right); or (ii) that would otherwise be redeemed by MPB AcquisitionCo (by the operation of the Redemption Call Right or the Retraction Call Right). The consideration received by a holder of Exchangeable Shares will be the same whether such holder’s Exchangeable Shares are redeemed by MPB AcquisitionCo or purchased by the Resulting Issuer.

Voting and Dividend Rights

Holders of Exchangeable Shares will not be entitled to vote at any meeting of the Resulting Issuer Shareholders or on any matter or resolution otherwise submitted by BRND to its shareholders. The Exchangeable Shares will have voting rights in MPB AcquisitionCo (as described above).

Holders of Exchangeable Shares will be entitled to receive, subject to applicable law, dividends comparable to all dividends paid on the Equity Shares. Cash dividends on the Exchangeable Shares are payable in an amount equal to and in the currency of the corresponding cash dividend payable on Subordinate Voting Shares, or the U.S. dollar equivalent. Stock dividends declared on the Equity Shares to be paid in Equity Shares will be satisfied for each Exchangeable Share by the issue or transfer of such number of Exchangeable Shares as is equal to the number of Equity Shares to be paid on each Equity Share (or by way of an economically equivalent stock split). Dividends declared on Equity Shares in property other than cash or Equity Shares will be satisfied by such type and amount of property for each Exchangeable Share as is the same as, or economically equivalent to, the type and amount of property declared as a dividend on each Equity Share. The declaration date, record date and payment date for dividends on the Exchangeable Shares will be the same as the relevant date for the corresponding dividends on the Equity Shares.

The record date for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend or distribution declared on the Exchangeable Shares shall be the same dates as the record date and payment date, respectively, for the corresponding dividend or distribution declared on the Equity Shares.

Any dividend which should have been declared or paid on the Exchangeable Shares but was not so declared or paid due to the provisions of applicable law shall be declared and paid by MPB AcquisitionCo as soon as payment of such dividend is permitted by such law.

If, on any payment date for any dividends or distributions declared on the Exchangeable Shares, the dividends or distributions are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends or distributions that remain unpaid shall be paid on the first subsequent date or dates determined by the MPB AcquisitionCo board of directors on which MPB AcquisitionCo shall have sufficient moneys, assets or other property properly applicable to the payment of such dividend or distribution.

The MPB AcquisitionCo board of directors shall determine, in good faith and acting reasonably (with the assistance of such reputable and qualified independent financial advisors and/or other experts as it may require), economic equivalence for these purposes, and shall provide the Exchangeable Shareholders with a copy of a written determination of economic equivalence and the underlying calculations supporting such determination and the final version of any written report provided by such financial advisors and/or other experts supporting such determination, if requested. For greater certainty, the MPB AcquisitionCo board of directors shall not be under any obligation to procure any such assistance in support of their determination of economic equivalence for these purposes.

Ranking and Liquidation Rights

Except for the exchange features and any related rights, dividend rights corresponding to dividends paid on Equity Shares, as well as the voting rights of the Exchangeable Shares , the Exchangeable Shares rank pari passu with the MPB AcquisitionCo Class A common voting shares. Subject to applicable law and the due exercise by BRND of its Liquidation Call Right, in the event of the liquidation, dissolution or winding-up of BRND, or MPB AcquisitionCo, as applicable, a holder of Exchangeable Shares shall be entitled to receive in respect of each Exchangeable Share held by such holder on the effective date (the “Liquidation Date”) of such liquidation, dissolution or winding-up, before any distribution of any part of the assets of BRND or MPB AcquisitionCo, an amount per Exchangeable Share equal to the Exchangeable Share Consideration applicable on the last business day prior to the Liquidation Date (the “Liquidation Amount”).

On or promptly after the Liquidation Date, and subject to the exercise by BRND of its Liquidation Call Right in accordance with the terms of the Exchange Rights Agreement, MPB AcquisitionCo shall cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares and a document (in the case of a holder who is a U.S. Resident (as defined below)) containing a representation and warranty that the holder is a U.S. Resident, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under applicable law and the articles and by-laws of MPB AcquisitionCo at the registered office of MPB AcquisitionCo. Upon such payment of the total Liquidation Amount, the holders of the Exchangeable Shares (other than any holder which is an affiliate (as such term is defined in the Exchange Rights Agreement) of BRND) shall thereafter be considered and deemed for all purposes to be holders of the Equity Shares delivered to them as part or all of the Exchangeable Share Consideration notwithstanding that the certificate or certificates representing such Exchangeable Shares have not been delivered by the holder or holders thereof to BRND, and such holders shall not be entitled, in respect of the Exchangeable Shares, to share in any further distribution of the assets of MPB AcquisitionCo.

For the purposes hereof, a “U.S. Resident” means a person who is a resident of the United States for purposes of the Internal Revenue Code of 1986, as amended or, if a partnership, all of whose partners are U.S. Residents, and the “Exchangeable Share Consideration” per Exchangeable Share means one Equity Share and any unpaid dividend entitlements, less applicable withholding taxes.

Exchange of Exchangeable Shares for Equity Shares

Subject to the exercise by BRND of its Retraction Call Right, a holder of Exchangeable Shares will be entitled at any time following the closing of the Transaction to retract (meaning require MPB AcquisitionCo to redeem) any or all of the Exchangeable Shares held by such holder for a retraction price per share equal to the then Retraction Price (as defined below). A holder of Exchangeable Shares may affect such retraction by presenting: (i) a certificate or certificates to MPB AcquisitionCo or Odyssey Trust Company, acting as BRND’s transfer agent (or any successor thereto), representing the number of Exchangeable Shares the holder desires to retract, duly endorsed in blank; (ii) a duly executed request (a “Retraction Request”) indicating the number of Exchangeable Shares the holder desires to retract (the “Retracted Shares”) and the date of retraction (the “Retraction Date”) and acknowledging the Retraction Call Right; and (iii) such other documents as may be required to effect the retraction of the Retracted Shares.

When a holder requests MPB AcquisitionCo to redeem Exchangeable Shares, BRND will have an overriding Retraction Call Right to purchase on the Retraction Date all but not less than all of the Retracted Shares, at a purchase price per share equal to the then Retraction Price. Upon receipt of a Retraction Request, MPB AcquisitionCo is required to immediately notify BRND in writing of the Retraction Request. BRND must then advise MPB AcquisitionCo and the Exchangeable Shareholder within five business days as to whether the Retraction Call Right will be exercised. If BRND advises MPB AcquisitionCo that BRND will exercise the Retraction Call Right within such five business day period, then, provided the Retraction Request is not validly revoked by the holder, the Retraction Request shall be considered to be an offer by the holder to sell the Retracted Shares to BRND in accordance with the Retraction Call Right.

On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the Retraction Price, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price payable to such holder shall not be made, in which case the rights of such holder shall remain unaffected until the total Retraction Price has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total Retraction Price has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by MPB AcquisitionCo shall thereafter be considered and deemed for all purposes to be a holder of the Equity Shares delivered to such holder.

Notwithstanding the foregoing, MPB AcquisitionCo shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law. If MPB AcquisitionCo believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, MPB AcquisitionCo shall only be obligated to redeem Retracted Shares to the extent of the maximum number that may be so redeemed (rounded down to the next whole number of shares) as would not be contrary to such provisions. In any case in which the redemption by MPB AcquisitionCo of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law, and more than one holder has duly delivered a Retraction Request, MPB AcquisitionCo shall redeem Retracted Shares on a pro rata basis. Provided that the Retraction Request is not revoked by the holder, the holder of any such Retracted Shares not redeemed by MPB AcquisitionCo as a result of solvency requirements or other provisions of applicable law shall be deemed by giving the Retraction Request to require BRND to purchase such Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by BRND to such holder of the Retraction Price for each such Retracted Share.

For the purposes hereof, the “Retraction Price” per Exchangeable Share means one Equity Share and any unpaid dividend entitlements, less applicable withholding taxes.

It is anticipated that upon exchange of the Exchangeable Shares into Equity Shares and any other event requiring the issuance of Equity Shares, MPB AcquisitionCo will issue an equivalent number of Class A common voting shares of MPB AcquisitionCo to BRND.

Redemption Rights

Subject to applicable law, and provided that the Resulting Issuer has not exercised the Redemption Call Right or an Exchangeable Shareholder has not exercised the Exchangeable Shareholders’ Put Right pursuant to the Exchange Rights Agreement, upon the occurrence of a Redemption Event (as defined below), MPB AcquisitionCo shall have the right to redeem all but not less than all of the then outstanding Exchangeable Shares for an amount per Exchangeable Share equal to the Exchangeable Share Consideration on the last business day prior to the Redemption Date (the “Redemption Price”). “Redemption Date” means the date for redemption as established in accordance with the terms of the Exchangeable Shares.

In the case of a proposed redemption by MPB AcquisitionCo of Exchangeable Shares, MPB AcquisitionCo shall:

•	at least 15 days before the Redemption Date (other than a Redemption Date established in connection with a Control Transaction (as defined below)), notify BRND in writing (the “Redemption Notice”) of the intention of MPB AcquisitionCo to redeem the Exchangeable Shares; and

•	at least 10 days before the Redemption Date (other than a Redemption Date established in connection with a Control Transaction), send or cause to be sent to BRND and each holder of Exchangeable Shares a notice in writing (the “Shareholder Redemption Notice”) of the proposed redemption by MPB AcquisitionCo of the Exchangeable Shares held by such holder.

In the case of a Redemption Date established in connection with a Control Transaction, the Redemption Notice and the Shareholder Redemption Notice must be sent on or before the Redemption Date, on as many days prior written notice as may be determined by the MPB AcquisitionCo board of directors, to be reasonably practicable in the circumstances (provided that at least ten business days’ notice is given). In any such case, such notice shall set out the Redemption Date.

On the Redemption Date and subject to the exercise by the Resulting Issuer of the Redemption Call Right or the exercise of the Exchangeable Shareholders’ Put Right pursuant to the Exchange Rights Agreement, MPB AcquisitionCo shall cause to be delivered to the holders of the Exchangeable Shares to be redeemed the Exchangeable Share Consideration representing the full Redemption Price for each such Exchangeable Share, upon presentation and surrender at the registered office of MPB AcquisitionCo of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the applicable law and (in the case of a holder who is a U.S. Resident) a representation and warranty by such holder of Exchangeable Shares to be redeemed that such holder is a U.S. resident. On and after the Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Redemption Price, unless payment of the total Redemption Price delivered to a holder for such Exchangeable Shares shall not be made upon presentation and surrender of share certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price has been paid in the manner hereinbefore provided. Upon such payment of the total Redemption Price, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Equity Shares delivered to them.

For the purposes hereof, a “Redemption Event” means (a) the occurrence of a Control Transaction, (b) the occurrence of an Insolvency Event, (c) the day upon which U.S. tax legislation is amended and becomes effective such that all U.S. resident holders of Exchangeable Shares may receive Equity Shares in exchange for their Exchangeable Shares on a tax-deferred basis for U.S. income tax purposes, or (d) the seventh (7th) anniversary of the closing or any date thereafter; a “Control Transaction” means any of the following: (i) any person or group of persons acting jointly or in concert (within the meaning of NI 62-104) acquires, directly or indirectly, control (as defined in NI 62-104) of BRND; (ii) the shareholders of the Resulting Issuer shall have approved merger, consolidation, recapitalization or reorganization of the Resulting Issuer, or, if shareholder approval is not sought or obtained, any such transaction shall have been consummated, in either case other than any such transaction which would result in at least 50% of the total voting power represented by the voting securities of the resulting entity outstanding immediately after such transaction being beneficially owned by holders of outstanding voting securities of the Resulting Issuer immediately prior to the transaction, with the voting power of each such continuing holder relative to such other continuing holders being not altered substantially in the transaction; or (iii) the shareholders of the Resulting Issuer shall approve an agreement for the sale or disposition by the Resulting Issuer of all or substantially all of the Resulting Issuer’s assets; and an “Insolvency Event” means the institution by MPB AcquisitionCo of any proceeding to be adjudicated as bankrupt or insolvent or to be liquidated, dissolved or wound-up, or the consent of MPB AcquisitionCo to the institution of bankruptcy, insolvency, liquidation, dissolution or winding up proceedings against it, or the filing of a petition, answer or consent seeking liquidation, dissolution or winding up under any bankruptcy, insolvency or analogous laws in any jurisdiction, and the failure by MPB AcquisitionCoto contest in good faith any such proceedings instituted by any person other than MPB AcquisitionCo commenced in respect of MPB AcquisitionCo within 30 days of becoming aware thereof, or the consent by MPB AcquisitionCo to the filing of any such petition or to the appointment of a receiver, or the making by MPB AcquisitionCo of a general assignment for the benefit of creditors, or the admission in writing by MPB AcquisitionCo of its inability to pay its debts generally as they become due, or MPB AcquisitionCo not being permitted, pursuant to solvency requirements of applicable law, to purchase any Retracted Shares (as defined below).

Purchase for Cancellation

Subject to applicable law, MPB AcquisitionCo may at any time and from time to time purchase for cancellation all or any part of the Exchangeable Shares by private contract with any holder of Exchangeable Shares at any price agreed to between MPB AcquisitionCo and such holder of Exchangeable Shares.

Amendments and Approval

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares in the Exchange Rights Agreement may be added to, changed or removed but only with the approval of BRND and the holders of the Exchangeable Shares given as hereinafter specified.

Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 50% of the outstanding Exchangeable Shares at that time are present or represented by proxy. If at any such meeting the holders of at least 50% of the outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than five days thereafter and to such time and place as may be designated by the chairperson of such meeting. At such adjourned meeting the holders of Exchangeable Shares present or represented by proxy thereat shall form a quorum and may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution at such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares.

Certain Restrictions

So long as any of the Exchangeable Shares are outstanding, MPB AcquisitionCo shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares by special resolution:

(a)	amend the articles of MPB AcquisitionCo; or

(b)	initiate the voluntary liquidation, dissolution or winding-up of MPB AcquisitionCo, nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of MPB AcquisitionCo.

Reciprocal Changes

Except for the issuance of employee incentive stock-based compensation in accordance with the terms of any employee stock option plan, in the event that the Resulting Issuer, without the prior approval of MPB AcquisitionCo and the prior approval of the holders of the Exchangeable Shares given by special resolution:

(a)	issues or distributes Equity Shares or securities exchangeable for or convertible into or carrying rights to acquire Equity Shares to the holders of the then outstanding Equity Shares by way of stock dividend or other distribution, other than an issue of Equity Shares pursuant to a distribution which is accompanied by an economically equivalent distribution on the Exchangeable Shares as described under “Corporate Structure – Exchangeable Shares and Exchange Rights Agreements – Voting and Dividend Rights” above or an issue of Equity Shares (or securities exchangeable for or convertible into or carrying rights to acquire Equity Shares) to holders of Equity Shares who exercise an option to receive dividends of Equity Shares (or securities exchangeable for or convertible into or carrying rights to acquire Equity Shares) in lieu of receiving cash dividends, provided that the holders of Exchangeable Shares shall receive the same option to either receive such cash dividends or receive dividends of Equity Shares (or securities exchangeable for or convertible into or carrying rights to acquire Equity Shares) or have their Exchangeable Shares sub-divided as provided above, all as applicable and without duplication;

(b)	issues or distributes rights, options or warrants to the holders of the-then outstanding Equity Shares entitling them to subscribe for or to purchase Equity Shares (or securities exchangeable for or convertible into or carrying rights to acquire Equity Shares, all as applicable and without duplication); or

(c)	issues or distributes to the holders of the-then outstanding Equity Shares:

(i)	shares or securities of the Resulting Issuer of any class other than Subordinate Voting Shares, Restricted Voting Shares or Limited Voting Shares;

(ii)	rights, options or warrants other than those referred to in clause (b); or

(iii)	evidences of indebtedness of the Resulting Issuer;

MPB AcquisitionCo will provide at least five (5) business days’ prior notice to the holders of Exchangeable Shares and will ensure that the economic equivalent on a per share basis of such Equity Shares (or securities exchangeable for or convertible into or carrying rights to acquire Equity Shares), rights, options, securities, shares, evidences of indebtedness or other assets is issued or distributed simultaneously to holders of the Exchangeable Shares, all as applicable and without duplication.

In the event that the Resulting Issuer, without the prior approval of MPB AcquisitionCo and the prior approval of the holders of the Exchangeable Shares given by special resolution:

(a)	subdivides, redivides or changes the then outstanding Equity Shares into a greater number of Equity Shares;

(b)	reduces, combines, consolidates or changes the then outstanding Equity Shares into a lesser number of Equity Shares; or

(c)	reclassifies or otherwise changes the Equity Shares or effects an amalgamation, merger, reorganization or other similar transaction affecting the Equity Shares;

MPB AcquisitionCo will ensure that the same or an economically equivalent change as effected in respect of the Equity Shares shall simultaneously be made to, or in, the rights of the holders of the Exchangeable Shares.

Grant of Exchange Rights

Subject to the Resulting Issuer’s Call Rights under the Exchange Rights Agreement, the Resulting Issuer will grant to each of the Exchangeable Shareholders the right, exercisable at any time (each an “Exchangeable Shareholder Put Event”), to require the Resulting Issuer to purchase from such Exchangeable Shareholder all or any part of the Exchangeable Shares held by such Exchangeable Shareholder (the “Exchanged Shares”), all in accordance with the provisions of the Exchange Rights Agreement and the share terms (the “Exchangeable Share Provisions”) of MPB AcquisitionCo governing the Exchangeable Shares (the “Exchangeable Shareholders’ Put Right”).

The purchase price payable by the Resulting Issuer for each Exchangeable Share to be purchased by the Resulting Issuer upon the exercise of the Exchangeable Shareholders’ Put Right shall be an amount per Exchangeable Share equal to the Exchangeable Share Consideration.

The Resulting Issuer will also grant the Automatic Exchange Right to the Exchangeable Shareholders.

Automatic Exchange Right on Liquidation of the Resulting Issuer

The Resulting Issuer will give each Exchangeable Shareholder written notice of each of the following events (each a “Liquidation Event”) at the time set forth below:

(a)	in the event of any determination by the Resulting Issuer Board to institute voluntary liquidation, dissolution or winding-up proceedings with respect to the Resulting Issuer or to affect any other distribution of assets of the Resulting Issuer among its stockholders for the purpose of winding up its affairs, at least 30 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

(b)	as soon as practicable following the earlier of:

(i)	receipt by the Resulting Issuer of notice of; and

(ii)	BRND’s otherwise becoming aware of,

any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of the Resulting Issuer or to affect any other distribution of assets of the Resulting Issuer among its stockholders for the purpose of winding up its affairs, in each case where the Resulting Issuer has failed to contest in good faith any such proceeding commenced in respect of the Resulting Issuer within 30 days of becoming aware thereof.

Such notice shall include a brief description of the automatic exchange of Exchangeable Shares for Equity Shares (the “Automatic Exchange Right”).

In order for the Exchangeable Shareholders to participate on a pro-rata basis with the holders of the Equity Shares in the distribution of assets of the Resulting Issuer in connection with a Liquidation Event, immediately prior to the effective date of a Liquidation Event (the “Liquidation Event Effective Date”), subject to each of the Liquidation Call Right and Exchangeable Shareholders’ Put Right (if applicable) not having been exercised, each of the then outstanding Exchangeable Shares shall be automatically exchanged for Equity Shares. To effect such automatic exchange, the Resulting Issuer shall be deemed to have purchased each Exchangeable Share outstanding on the Liquidation Event Effective Date held by Exchangeable Shareholders, and each Exchangeable Shareholder shall be deemed to have sold the Exchangeable Shares held by it at such time to the Resulting Issuer, for an amount per share equal to the Exchangeable Share Consideration applicable on the business day prior to the Liquidation Event Effective Date.

Liquidation Call Right

The Resulting Issuer shall have the overriding right (the “Liquidation Call Right”), in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of the Resulting Issuer and notwithstanding the Exchangeable Share Provisions, to purchase from all, but not less than all, of the Exchangeable Shareholders (other than any Exchangeable Shareholder which is an affiliate of the Resulting Issuer) on the Liquidation Date all, but not less than all, of the Exchangeable Shares held by each such Exchangeable Shareholder on payment by the Resulting Issuer to each such Exchangeable Shareholder an amount per Exchangeable Share equal to the Exchangeable Share Consideration applicable on the business day prior to the Liquidation Date (the “Liquidation Call Purchase Price”). In the event of the exercise of the Liquidation Call Right by the Resulting Issuer, each Exchangeable Shareholder (other than any Exchangeable Shareholder which is an affiliate of the Resulting Issuer) shall be obligated to sell all the Exchangeable Shares held by such Exchangeable Shareholder to the Resulting Issuer on the Liquidation Date on payment by the Resulting Issuer to the Exchangeable Shareholder of the Liquidation Call Purchase Price, less any applicable withholding taxes, for each such Exchangeable Share and MPB AcquisitionCo shall have no obligation to pay the Liquidation Amount to the holders of such Exchangeable Shares so purchased by the Resulting Issuer.

Redemption Call Right

Upon the receipt of a Redemption Notice, the Resulting Issuer shall have the overriding right (the “Redemption Call Right”), notwithstanding the proposed redemption of the Exchangeable Shares by the Resulting Issuer pursuant to the Exchangeable Share Provisions, to purchase from all but not less than all of the Exchangeable Shareholders (other than any Exchangeable Shareholder which is an affiliate of the Resulting Issuer) on the Redemption Date or, if the Exchangeable Shares have not otherwise been redeemed or retracted by such date, any date following the Redemption Date (the “Later Redemption Date”), all but not less than all of the Exchangeable Shares held by each such holder on payment by the Resulting Issuer to each Exchangeable Shareholder an amount per Exchangeable Share (the “Redemption Call Purchase Price”) equal to the Exchangeable Share Consideration on the last business day prior to the Redemption Date or the Later Redemption Date, as applicable. In the event of the exercise of the Redemption Call Right by the Resulting Issuer, each Exchangeable Shareholder shall be obligated to sell all the Exchangeable Shares held by the Exchangeable Shareholder to the Resulting Issuer on the Redemption Date or the Later Redemption Date, as applicable, on payment by the Resulting Issuer to the Exchangeable Shareholder of the Redemption Call Purchase Price for each such Exchangeable Share, and MPB AcquisitionCo shall have no obligation to redeem such Exchangeable Shares so purchased by the Resulting Issuer.

Retraction Call Right

Upon receipt by the Resulting Issuer of a Retraction Request, MPB AcquisitionCo shall immediately notify the Resulting Issuer in writing thereof (a “Retraction Call Notice”) and shall provide to the Resulting Issuer a copy of the Retraction Request. Upon receipt by the Resulting Issuer of a Retraction Call Notice, the Resulting Issuer shall have the right (the “Retraction Call Right”), notwithstanding the Exchangeable Share Provisions, to purchase from each such Exchangeable Shareholder that has delivered a Retraction Request, on the Retraction Date, all but not less than all of the Exchangeable Shares held by such holder on payment by the Resulting Issuer to each such Exchangeable Shareholder an amount per Exchangeable Share equal to the Exchangeable Share Consideration on the last business day prior to the Retraction Date.

Resulting Issuer Shareholder Information

The Resulting Issuer, its affiliates or its representatives shall promptly mail or cause to be mailed (or otherwise communicate in the same manner as the Resulting Issuer utilizes in communications to Resulting Issuer Shareholders, subject to applicable regulatory requirements) to each of the Exchangeable Shareholders copies of all mailings and communications that it sends to Resulting Issuer Shareholders, such mailing or communication to commence on or about the same day as the mailing or notice (or other communication) with respect thereto is commenced by the Resulting Issuer to the Resulting Issuer Shareholders.

Any written materials distributed by the Resulting Issuer shall be sent by mail (or otherwise communicated in the same manner as the Resulting Issuer utilizes in communications to the Resulting Issuer Shareholders, subject to applicable regulatory requirements) to each Exchangeable Shareholder at its address as shown on the books of MPB AcquisitionCo.

Lockup and Transfer Restrictions Applicable to the Exchangeable Shareholders

For a description of the lockup restrictions applicable to the Exchangeable Shareholders, see “Corporate Structure – Definitive GH Group Agreement”.

CANNABIS MARKET OVERVIEW

In accordance with Staff Notice 51-352, below is a discussion of the federal and state-level U.S. regulatory regimes in those jurisdictions where GH Group is currently directly or indirectly involved through its subsidiaries. In accordance with Staff Notice 51-352, BRND intends to evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented and amended and made available to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding marijuana regulation. Any non-compliance, citations or notices of violation which may have an impact on BRND’s licensing, business activities or operations are required by Staff Notice 51-352 to be promptly disclosed by BRND.

The legalization and regulation of marijuana for medical and adult-use purposes is being implemented at the State level in the United States. State laws regulating cannabis are in direct conflict with the federal Controlled Substances Act (the “Substances Act”), which makes cannabis use and possession federally illegal. Although certain States and territories of the U.S. authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal and any such acts are criminal acts under federal law under any and all circumstances under the Substances Act. Although GH Group’s activities are compliant with applicable United States State and local law, strict compliance with State and local laws with respect to cannabis may neither absolve BRND of liability under United States federal law, nor may it provide a defense to any federal proceeding which may be brought against BRND. The risk of federal enforcement and other risks associated with BRND’s business are described under “Risk Factors”.

The following table is intended to assist readers in identifying those parts of this prospectus that address the disclosure expectations outlined in Staff Notice 51-352 for issuers that currently have marijuana-related activities in U.S. States where such activity has been authorized within a State regulatory framework.

Specific Disclosure Necessary to Fairly
Industry	Present all Material Facts, Risks and
Involvement	Uncertainties	Prospectus Cross-Reference

All Issuers with	Describe the nature of the issuer’s involvement	- Mercer Park Brand Acquisition Corp.
U.S. Marijuana-	in the U.S. marijuana industry and include the
Related Activities	disclosures indicated for at least one of the
direct, indirect and ancillary industry
involvement types noted in this table.

	Prominently State that marijuana is illegal	- Cover Page (bold typeface)
	under U.S. federal law and that enforcement of	- Legal and Regulatory Framework – United
	relevant laws is a significant risk.	States Federal Overview
- Regulatory Framework – U.S. Federal
Enforcement Priorities
- Risk Factors – The approach to the
enforcement of cannabis laws may be subject
to change or may not proceed as previously
outlined

	Discuss any statements and other available	- Cover Page (bold typeface)
	guidance made by federal authorities or	- Legal and Regulatory Framework – United
	prosecutors regarding the risk of enforcement	States Federal Overview
	action in any jurisdiction where the issuer	- Legal and Regulatory Framework – U.S.
	conducts U.S. marijuana-related activities.	Federal Enforcement Priorities
- Legal and Regulatory Framework –
California State Level Overview

	Outline related risks including, among others,	- Cover Page (bold typeface)
	the risk that third-party service providers could	- Legal and Regulatory Framework – United
	suspend or withdraw services and the risk that	States Federal Overview
	regulatory bodies could impose certain	- Legal and Regulatory Framework – U.S.
	restrictions on the issuer’s ability to operate in	Federal Enforcement Priorities
	the U.S.	- Legal and Regulatory Framework –
California State Level Overview
- Risk Factors – Service providers could
suspend or withdraw service
- Risk Factors - While legal under applicable
U.S. State law, BRND’s business activities are
illegal under U.S. federal law

	Given the illegality of marijuana under U.S.	- Cannabis Market Overview - Ability to
	federal law, discuss the issuer’s ability to	Access Public and Private Capital
	access both public and private capital and	- Risk Factors – The Resulting Issuer may be
	indicate what financing options are / are not	subject to restricted access to banking in the
	available in order to support continuing operations.	United States and Canada
- Risk Factors – The Resulting Issuer’s investments in the U.S. are subject to applicable anti-money laundering laws and regulations

Specific Disclosure Necessary to Fairly
Industry	Present all Material Facts, Risks and	Prospectus Cross-Reference
Involvement	Uncertainties
	Quantify the issuer’s balance sheet and operating statement exposure to U.S. marijuana related activities.	- Mercer Park Brand Acquisition Corp.
	Disclose if legal advice has not been obtained, either in the form of a legal opinion or otherwise, regarding (a) compliance with applicable State regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.	GH Group has received and continues to receive legal input regarding (a) compliance with applicable State regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law in certain respects. GH Group receives such input on an ongoing basis but does not have a formal legal opinion on such matters.
U.S. Marijuana Issuers with direct involvement in cultivation or distribution	Outline the regulations for U.S. States in which the issuer operates and confirm how the issuer complies with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. State.

- Cover Page (bold typeface)

- Legal and Regulatory Framework – United States Federal Overview

- Legal and Regulatory Framework – U.S.

Federal Enforcement Priorities

- Legal and Regulatory Framework – California State Level Overview

- Legal and Regulatory Framework – Compliance with State Regulatory Framework

- Legal and Regulatory Framework – Non-Compliance with State and Local Cannabis Laws

Discuss the issuer’s program for monitoring compliance with U.S. State law on an ongoing basis, outline internal compliance procedures and provide a positive statement indicating that the issuer is in compliance with U.S. State law and the related licensing framework. Promptly disclose any non-compliance, citations or notices of violation which may have an impact on the issuer’s licence, business activities or operations.

 - Cover Page (bold typeface)

- Legal and Regulatory Framework – United States Federal Overview

- Legal and Regulatory Framework – U.S.

Federal Enforcement Priorities

- Legal and Regulatory Framework – California State Level Overview

- Legal and Regulatory Framework – Compliance with State Regulatory Framework –

- Legal and Regulatory Framework – Non-Compliance with State and Local Cannabis Laws

U.S. Marijuana Issuers with indirect involvement in cultivation or distribution	Outline the regulations for U.S. states in which the issuer’s investee(s) operate.

- Cover Page (bold typeface)

- Legal and Regulatory Framework – United States Federal Overview

- Legal and Regulatory Framework – U.S.

Federal Enforcement Priorities

- Legal and Regulatory Framework – California State Level Overview

- Legal and Regulatory Framework – Compliance with State Regulatory Framework -Legal and Regulatory Framework – Non-Compliance with State and Local Cannabis Laws

Specific Disclosure Necessary to Fairly
Industry	Present all Material Facts, Risks and	Prospectus Cross-Reference
Involvement	Uncertainties
Provide reasonable assurance, through either positive or negative statements, that the investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state. Promptly disclose any non-compliance, citations or notices of violation, of which the issuer is aware, that may have an impact on the investee’s license, business activities or operations.

- Cover Page (bold typeface)

- Legal and Regulatory Framework – United States Federal Overview

- Legal and Regulatory Framework – U.S. Federal Enforcement Priorities

- Legal and Regulatory Framework – California State Level Overview

- Legal and Regulatory Framework – Compliance with State Regulatory Framework -Legal and Regulatory Framework

- Non-Compliance with State and Local Cannabis Laws

- Risk Factors - California Regulatory Regime and Transfer and Grant of Licenses

U.S. Marijuana Issuers with material ancillary involvement	Provide reasonable assurance, through either positive or negative statements, that the applicable customer’s or investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.

- Cover Page (bold typeface)

- Legal and Regulatory Framework – United States Federal Overview

- Legal and Regulatory Framework – U.S.

Federal Enforcement Priorities

- Legal and Regulatory Framework – California State Level Overview

- Legal and Regulatory Framework – Compliance with State Regulatory Framework -Legal and Regulatory Framework – Non-Compliance with State and Local Cannabis Laws

- Risk Factors - California Regulatory Regime and Transfer and Grant of Licenses

In accordance with Staff Notice 51-352, below is a discussion of the federal and State-level U.S. regulatory regimes in those jurisdictions where GH Group is, and the Resulting Issuer will be, directly or indirectly involved through its subsidiaries. GH Group and its subsidiaries are directly engaged in the manufacture, possession, use, sale or distribution of cannabis and/or hold licenses in the adult-use and/or medicinal cannabis marketplace in the State of California. In accordance with Staff Notice 51-352, BRND will evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented and amended to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding cannabis regulation. As noted under “Non-Compliance with State and Local Cannabis Laws” below, the Resulting Issuer intends to cause GH Group to promptly remedy any known occurrences of non-compliance with applicable State and local cannabis rules and regulations, and the Resulting Issuer intends to publicly disclose any non-compliance, citations or notices of violation which may have an impact on its licenses, business activities or operations.

See “Corporate Structure - NEO Exchange Guidance Regarding Companies with U.S. Marijuana-Related Activities” for a discussion on the NEO Exchange’s additional expectations for issuers with U.S. marijuana-related activities.

Exposure to U.S. Marijuana Related Activities

As of December 31, 2020, the date of the Audited GH Group Financial Statements, 100% of GH Group’s business was directly derived from U.S. cannabis-related activities, based on the existing operations of GH Group. As such, GH Group’s balance sheet and operating statement exposure to U.S. cannabis related activities is 100%.

Use of Cannabis

Marijuana is a preparation of the leaves and flowering tops of cannabis sativa, the hemp plant, which contains a number of pharmacologically-active principles (cannabinoids). It is used for its euphoric properties and can be considerably more potent when smoked and inhaled than when simply eaten.

Medical cannabis refers to the use of cannabis and its constituent cannabinoids, such as tetrahydrocannabinol (“THC”) and cannabidiol (“CBD”), as medical therapy to treat disease or alleviate symptoms. The cannabis plant has a history of medicinal use dating back thousands of years across many cultures.

Smoking cannabis is the most traditional form of ingestion and consists of smoking the dried flowers or leaves of the cannabis plant. Cannabis can be smoked through a pipe, rolled into a joint (or cigarette), or smoked using a water pipe (also known as a “bong”). Vaporizing involves using a vaporizer, which is a device that is able to extract the therapeutic ingredients in the cannabis plant material at a much lower temperature than required for burning. This allows user to inhale the active ingredients as a vapor instead of smoke. Many medical marijuana patients find that vaporizing offers an improved medical effectiveness, compared to smoking.

Topical cannabis encompasses herbal medicines that are applied directly to the skin or muscles. They include lotions, salves, balms, sprays, oils, and creams. Some patients report they are effective for skin conditions like psoriasis, joint diseases like rheumatoid arthritis, migraines, restless leg syndrome, some spasms, and everyday muscle stress and soreness. Unlike smoking, vaporizing or eating cannabis, topical products are generally non-psychoactive.

California Cannabis Market

Management believes that California is the most strategic base for post-prohibition expansion given its talent pool, wealth of brand and product expertise, mature consumer trends and agricultural conditions. It is management’s view that California has significant impact on global consumer trends, especially the consumer-packaged goods industry. California brands and retailers are often perceived as the “gold standard” influencing the global industry. With approximately 31 million adult residents and 279 million adult visitors annually, the California cannabis market grew to nearly $3 billion in annual spending in 2017, the largest market in the world. Annual legal cannabis spending in the State decreased to $2.5 billion in 2018, including as a direct result of burdensome regulations and taxes and recalcitrant or unprepared county and city authorities. Legal spending increased to $2.9 billion in 2019. California represents approximately 22% of the total 2025 U.S. cannabis market opportunity, and 16% of the estimated 2025 global recreational adult-use industry. According to BDS Analytics, the California cannabis market is expected to reach $7.4 billion in 2025, more than 2.7 times larger than Florida, the next largest market in the United States.3

Legal and Regulatory Matters

United States Federal Overview

A Schedule I controlled substance is defined as a substance that has no currently accepted medical use in the United States, a lack of safety for use under medical supervision and a high potential for abuse. The U.S. Department of Justice (“DOJ”) defines Schedule I drugs, substances or chemicals as “drugs with no currently accepted medical use and a high potential for abuse.” The United States Food and Drug Administration (“FDA”) has not approved marijuana as a safe and effective drug for any indication.4

3 Arcview Market Research (2020). The State of Legal Cannabis Markets, 8th edition. Available at: https://research.arcviewgroup.com/solcm8/.

4 United States Drug Enforcement Administration (2018). Drug Scheduling. Available at: https://www.dea.gov/drug-scheduling.

As of March 1, 2021, 47 States, the District of Columbia and the territories of Guam and Puerto Rico have now, under State law, legalized cannabis for medical and/or recreational purposes and public acceptance of cannabis continues to increase across the United States at a rapid pace. In 15 States, the sale and possession of both medical-use and adult-use cannabis is legal, and the District of Columbia has legalized adult-use cannabis but does not permit commercial sales. The sale and possession of both medical-use and adult-use cannabis is legal in the State of California.

Notwithstanding the permissive regulatory environment of medical and/or recreational cannabis at the State level, and the increasing number of States with legal recreational frameworks, cannabis continues to be categorized as a Schedule I controlled substance under the Substances Act. Dozens of pieces of legislation have been introduced in the United States Congress that would legitimize the use and sale of cannabis, including the “Marijuana Opportunity, Reinvestment, and Expungement (MORE) Act” that would remove marijuana from the Substances Act, and the “Strengthening the Tenth Amendment through Entrusting States (STATES) Act” that would lift the Substances Act’s restrictions on cannabis for individuals or corporations operating in compliance with State law. The MORE Act passed the House of Representatives on December 4, 2020, but was not considered in the Senate. Following the 2020 election, the Democratic Party now controls both the House of Representatives and the Senate. Democratic Senate Majority Leader Chuck Schumer, Senator Cory Booker and Senator Ron Wyden released a public statement on February 1, 2021 stating their intention to introduce comprehensive cannabis reform legislation. They plan to release a unified discussion draft of the reform legislation in the early part of 2021. However, there can be no assurances as to when any such bill will pass, if any such bill will pass at all or if any such bill will be accepted and made law by the President. As a result, cannabis-related practices or activities, including without limitation, the manufacture, importation, possession, use, or distribution of cannabis, remain illegal under United States federal law.

As a result of the conflict between state and federal law regarding cannabis, investments in cannabis businesses in the United States are subject to inconsistent legislation and regulation. On August 29, 2013, the U.S. DOJ attempted to address this inconsistency and to provide guidance to enforcement agencies when then Deputy Attorney General, James Cole, authored a memorandum (the “Cole Memorandum”) addressed to all United States Attorneys acknowledging that notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several States have enacted laws relating to cannabis for medical and recreational purposes.

In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a prosecutorial priority at the federal level. Notably, however, the U.S. DOJ has never provided specific guidelines for what regulatory and enforcement systems it deems sufficient under the Cole Memorandum standard.

The Cole Memorandum outlined the following priorities for the U.S. DOJ relating to the prosecution of cannabis offenses:

•	Preventing the distribution of marijuana to minors;

•	Preventing revenue from the sale of marijuana from going to criminal enterprises, gangs and cartels;

•	Preventing the diversion of marijuana from States where it is legal under State law in some form to other States;

•	Preventing State-authorized marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity;

•	Preventing violence and the use of firearms in the cultivation and distribution of marijuana;

•	Preventing drugged driving and the exacerbation of other adverse public health consequences associated with marijuana use;

•	Preventing the growing of marijuana on public lands and the attendant public safety and environmental dangers posed by marijuana production on public lands; and

•	Preventing marijuana possession or use on federal property.

While not legally binding, and merely prosecutorial guidance, the Cole Memorandum laid a framework for managing the tension between State and federal laws concerning State-regulated cannabis businesses.

In March 2017, then newly-appointed Attorney General Jeff Sessions, a long-time opponent of State-regulated medical and recreational cannabis, noted limited federal resources and acknowledged that much of the Cole Memorandum had merit; however, he had previously stated that he did not believe it had been implemented effectively. On January 4, 2018, the Cole Memorandum was rescinded by Attorney General Sessions. While this did not create a change in federal law, as the Cole Memorandum was not itself law, the revocation removed the U.S. DOJ’s guidance to U.S. Attorneys that State-regulated cannabis industries substantively in compliance with the Cole Memorandum’s guidelines should not be a prosecutorial priority.

In addition to the rescission of the Cole Memorandum, Attorney General Sessions issued a memorandum (the “Sessions Memorandum”) which confirmed the rescission of the Cole Memorandum on the basis that the prosecutorial guidelines therein were “unnecessary” given the well-established principles governing federal prosecution that are already in place. Those principles are included in chapter 9.27.000 of the United States Attorneys’ Manual (“USAM”) and require federal prosecutors deciding which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution and the cumulative impact of particular crimes on the community.

While the Sessions Memorandum emphasizes that marijuana is a Schedule I controlled substance, and reiterates the statutory view that cannabis is a “dangerous drug and that marijuana activity is a serious crime,” it does not otherwise indicate that the prosecution of marijuana-related offenses is now a DOJ priority. Furthermore, the Sessions Memorandum explicitly describes itself as a guide to prosecutorial discretion. Such discretion is in the hands of U.S. Attorneys in deciding whether or not to prosecute marijuana-related offenses; resultantly, it is uncertain how active U.S. federal prosecutors will be in relation to such activities. Dozens of U.S. Attorneys across the country have affirmed that their view of federal enforcement priorities has not changed.

To the knowledge of management of BRND, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action specific to the State of California.

Cannabis remains a Schedule I controlled substance at the federal level, and neither the Cole Memorandum nor the Sessions Memorandum has changed that fact. The federal government of the United States has always reserved the right to enforce federal law in regard to the sale and disbursement of medical or recreational cannabis, even if State law sanctioned such sale and disbursement. From a purely legal perspective, the criminality of cannabis activities at the federal level today is identical to what it was on January 3, 2018 and it remains unclear whether the risk of enforcement has been altered. Attorney General Sessions resigned on November 7, 2018 and was later replaced by Attorney General William Barr. During his Senate confirmation hearing, Mr. Barr stated that he disagrees with efforts by States to legalize marijuana, but would not go after marijuana companies in states that legalized it under Obama administration policies. He stated further that he would not upset settled expectations that have arisen as a result of the Cole Memorandum (as defined below). Federal enforcement of cannabis-related activity remained consistent with the priorities outlined in the Cole Memorandum throughout Attorney General Barr’s tenure.

Current U.S. President Biden publicly stated during his campaign a policy goal to decriminalize possession of cannabis at the federal level. It is unclear how much of a priority decriminalization may be for President Biden’s administration. President Biden nominated federal judge Merrick Garland to serve as his Attorney General. During his confirmation hearings in the Senate on February 22, 2021, Attorney General nominee Garland confirmed that he would not prioritize pursuing cannabis prosecutions in states that have legalized and that are regulating the use of cannabis, both for medical and adult use. The Senate confirmed Judge Garland as Attorney General on March 10, 2021. Additionally, under U.S. federal law it may potentially be a violation of federal money laundering statutes for financial institutions to accept any proceeds from cannabis sales or any other Schedule I narcotics. As a result, both U.S. and Canadian banks have been reluctant to transact with cannabis companies, due to the uncertain legal and regulatory framework characterizing the industry at present. There is a risk that banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses. More specifically, under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be prosecuted for money laundering or conspiracy. Despite these laws, in February 2014, the Financial Crimes Enforcement Network (“FinCEN”) of the U.S. Treasury Department issued a memorandum (the “FinCEN Memorandum”) providing instructions to banks seeking to provide services to cannabis-related businesses. The FinCEN Memorandum, which is covered in more detail below, states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued (the “2014 Cole Memorandum”) to federal prosecutors relating to the prosecution of money laundering offenses predicated on cannabis-related violations of the Substances Act. The 2014 Cole Memorandum was also rescinded by the Sessions Memorandum. However, the FinCEN Memorandum was not rescinded, and the then Treasury Secretary Steve Mnuchin publicly stated that the U.S. Treasury Department was not informed of Attorney General Sessions’ intent to rescind the Cole Memorandum and that there is no desire to rescind the FinCEN Memorandum.

While the Sessions Memorandum introduced further uncertainty and added to the State-federal divide concerning the legislation and prosecution of cannabis, the United States Congress has repeatedly enacted legislation to protect the medical marijuana industry from prosecution. The United States Congress has passed appropriations bills each year since 2014 that included a so-called “rider” provision (known then as the “Rohrabacher-Blumenauer Amendment”) which by its terms does not appropriate any federal funds to the U.S. DOJ for the prosecution of medical cannabis offenses of individuals who are in compliance with State medical cannabis laws. Subsequent to the issuance of the Sessions Memorandum on January 4, 2018, the United States Congress continued to include the Rohrabacher-Blumenauer Amendment in each subsequent omnibus appropriations bill for fiscal years 2018, 2019, 2020 and 2021, thus preserving the protections for the medical cannabis marketplace and its lawful participants from interference by the U.S. DOJ up and through the 2021 appropriations deadline of September 30, 2021.

Notably, the Amendment has always applied only to medical cannabis programs, and have no effect on pursuit of recreational cannabis activities. There have been attempts by Congressional supporters of cannabis legalization to extend the protections afforded by the Rohrabacher-Blumenauer Amendment to recreational cannabis activities, but those efforts have been unsuccessful.

American courts have construed these appropriations bills to prevent the federal government from prosecuting individuals when those individuals are operating in strict compliance with State law. However, because this conduct continues to violate federal law, American courts have observed that should Congress at any time choose to appropriate funds to fully prosecute the Substances Act, any individual or business—even those that have fully complied with State law—could be prosecuted for violations of federal law. If Congress restores funding, the U.S. government will have the authority to prosecute individuals for violations of the law within the past five years under the Substances Act’s statute of limitations.

Prior to 2018, the cultivation of hemp in the U.S. was governed by (i) Section 7606 of the Agricultural Act of 2014, codified at U.S.C. Chapter 7, Section 5490 (the “2014 Farm Bill”) and (ii) applicable State law. Section 7606 allowed for the cultivation of industrial hemp for research purposes under State agricultural pilot programs. Although the 2014 Farm Bill expired on September 30, 2018, Section 7606 remained in place.

On December 20, 2018, the Agriculture Improvement Act of 2018 (the “2018 Farm Bill”) became law. The law legalizes hemp as an agricultural commodity by removing hemp, its derivatives, cannabinoids, and extracts (including CBD and any part of the cannabis plant which contains 0.3% THC or less on a dry weight basis) from the list of controlled substances in the Substances Act.5 Each State can now develop a plan for the regulation of hemp production, which will be administered subject to the approval and oversight of the United States Department of Agriculture. On January 15, 2021, USDA published a final rule that provides regulations for the production of hemp in the United States and is effective on March 22, 2021. With the passage of the 2018 Farm Bill, hemp and its derivatives cultivated and produced in compliance with federal and state laws and regulations is now legal. However, cultivation is still subject to serious restrictions that, ultimately, may vary greatly between different jurisdictions.

Notwithstanding the comments made by Attorney General Garland, there is no guarantee that the current presidential administration will not change its stated policy regarding the low-priority enforcement of U.S. federal cannabis laws that conflict with State laws. The Biden administration and Congress could reverse course and decide to enforce U.S. federal cannabis laws vigorously.

5 Specifically, the law defines “hemp” as “the plant Cannabis sativa L. and any part of that plant, including the seeds thereof and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a delta-9 tetrahydrocannabinol concentration of not more than 0.3 percent on a dry weight basis.”

An additional challenge to marijuana-related businesses is that the provisions of the United States Internal Revenue Code (“Code”) (specifically, section 280E thereof) are being applied by the U.S. Internal Revenue Service (“IRS”) to businesses operating in the medical and adult-use marijuana industry. Section 280E of the Code prohibits marijuana businesses from deducting their ordinary and necessary business expenses, forcing them to pay higher effective U.S. federal tax rates than similar companies in other industries. The effective tax rate on a marijuana business depends on how large its ratio of non-deductible expenses is to its total revenues. Therefore, businesses in the legal cannabis industry may be less profitable than they would otherwise be.

U.S. Federal Enforcement Priorities

For the reasons set forth above, GH Group, and any future investments of the Resulting Issuer, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada and the U.S. As a result, the Resulting Issuer may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Resulting Issuer’s ability to invest in the U.S. or any other jurisdiction. See “Risk Factors”.

Changes in government policy or public opinion can significantly influence the regulation of the cannabis industry in Canada, the United States and elsewhere. A negative shift in the public’s perception of cannabis in the U.S. or any other applicable jurisdiction could affect future legislation or regulation. Among other things, such a shift could cause State jurisdictions to abandon initiatives or proposals to legalize cannabis, thereby limiting the number of new State jurisdictions into which the Resulting Issuer could expand. Any inability to fully implement the Resulting Issuer’s expansion strategy may have a material adverse effect on the Resulting Issuer’s business, financial condition and results of operations. See “Risk Factors”.

Further, violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from criminal charges or civil proceedings conducted by either the U.S. federal government or private citizens (who have the right to seek private relief for BRND’s “aiding and abetting” activities that violate U.S. federal law), including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on BRND, including on its reputation and ability to conduct business, its holding (directly or indirectly) of cannabis licenses in the U.S., the listing of its securities on various stock exchanges, its financial position, operating results, profitability or liquidity, or the market price of its publicly-traded shares. In addition, it is difficult for BRND to estimate the time or resources that would be needed for the investigation or final resolution of any such matters because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial. See “Risk Factors”.

California State Level Overview

In 1996, California was the first state to legalize medical marijuana through Proposition 215, the Compassionate Use Act (“CUA”). This legalized the use, possession and cultivation of medical marijuana by patients with a physician recommendation for treatment of cancer, anorexia, AIDS, chronic pain, spasticity, glaucoma, arthritis, migraine or any other illness for which marijuana provides relief. In 2003, Senate Bill 420 was signed into law establishing an optional identification card system for medical marijuana patients.

In September 2015, the California legislature passed three bills collectively known as Medical Cannabis Regulation and Safety Act (“MCRSA”). MCRSA established a licensing and regulatory framework for medical marijuana businesses in California. The system created multiple license types for dispensaries, infused products manufacturers, cultivation facilities, testing laboratories, transportation companies, and distributors. Edible infused product manufacturers would require either volatile solvent or non-volatile solvent manufacturing licenses depending on their specific extraction methodology. Multiple agencies would oversee different aspects of the program and businesses would require a state license and local approval to operate. However, in November 2016, voters in California overwhelmingly passed Proposition 64, the Adult Use of Marijuana Act (“AUMA”) creating an adult use marijuana program for adult use 21 years of age or older. AUMA had some conflicting provisions with MCRSA, so in June 2017, the California State Legislature passed Senate Bill No. 94, known as the Medical and Adult-Use Cannabis Regulation and Safety Act (“MAUCRSA”), which amalgamates MCRSA and AUMA to provide a set of regulations to govern medical and adult use licensing regime for cannabis businesses in the State of California. MAUCRSA went into effect on January 1, 2018. The Bureau of Cannabis Control (“BCC”), the California Department of Food and Agriculture (“CDFA”), the California Department of Public Health (“CDPH”), and the California Department of Tax and Fee Administration all have some degree of regulatory responsibility for marijuana operations. MAUCRSA became effective on January 1, 2018.

In July 2019, California enacted A.B. 97. In relevant part, this bill authorizes licensing authorities to issue citations and fines to a licensee or an unlicensed person who violates MAUCRSA. The maximum fine is $5,000 per violation for licensees and $30,000 per violation for unlicensed persons. Each day of a violation constitutes a separate violation. A.B. 97 also repeals a prior requirement that an applicant for a provisional license first hold a temporary license. The bill also requires applicants for provisional licenses to submit evidence of compliance with the California Environmental Quality Act, limits the validity of a provisional license to 12 months with subsequent renewals as-approved by the relevant licensing authority, and allows licensing authorities to revoke provisional licenses for failing to diligently pursue final licensure. Finally, the bill requires the CDPH to establish a certification program for manufactured cannabis products comparable to the National Organic Program and the California Organic Food and Farming Act. In October 2019, California enacted A.B. 1529. This bill mandates that all cannabis vaping cartridges and cannabis vaporizers must include a universal symbol identifying the product as a vaping product.

In order to legally operate a medical or adult use cannabis business in California, the operator must have both a local and state license. This requires license holders to operate in cities with marijuana licensing programs. Therefore, cities in California are allowed to determine the number of licenses they will issue to marijuana operators or can choose to outright ban marijuana.

In the State of California, only marijuana that is grown in the state can be sold in the state. Although California is not a vertically-integrated system, the state allows licensees to only make wholesale purchase of marijuana from, or a distribution of marijuana to, another licensed entity within the state.

To the knowledge of management of BRND, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action specific to the State of California. For more information on federal enforcement and the risks associated with the U.S. cannabis regulatory environment generally, see, without limitation, “Risk Factors – Risks Related to the Regulatory Environment – U.S. federal law and enforcement pertaining to cannabis and hemp” and “Risk Factors – Risks Related to the Regulatory Environment – Risks related to heightened scrutiny by regulatory authorities”.

California Licenses and Regulations

In California, State and local medical and adult use cannabis business licenses are renewed annually. Each year, licensees are required to submit a renewal application per guidelines published by BCC. While renewals are annual, there is no limit to the number of renewals a licensee may obtain. Assuming requisite renewal fees are paid, renewal applications are submitted in a timely manner, the establishment has not been cited for material violations, renewal applicants can anticipate approval in the ordinary course of business. However, any unexpected denials, delays or costs associated with a licensing renewal could impede planned operations and may have a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations or prospects.

Retail

The BCC is responsible for licensing and regulating cannabis retailers in California. Adult use retailer licenses permit the sale of cannabis and cannabis products to any individual age 21 years of age or older who do not possess a physician’s recommendation. Thus, should a Resulting Issuer subsidiary be awarded a license, it will be authorized to sell cannabis and cannabis products to adults over the age of 21 subject to customer presentation of a valid government-issued photo ID. As with all state-legal marijuana programs, only cannabis grown in California can be sold in California and retail licensees may only sell cannabis products procured from a duly licensed distributor or licensed microbusiness authorized to engage in distribution. All cannabis products are subject to appropriate laboratory testing, packaging, labeling, and tracking requirements. Upon receipt, licensed retailers must confirm cannabis products have not expired, are properly packaged and bear batch numbers which correspond with tracking and laboratory analysis documentation. Cannabis and cannabis products may only be displayed for inspection and sale on the sales floor of the facility, and may only be removed from packaging for customer inspection if placed in a proper container provided by the licensee and not readily accessible without the assistance of licensee staff (who must remain with the customer throughout such inspection). Any cannabis product displayed or inspected in this manner must be destroyed following inspection or when no longer being using for display purposes and may not be sold or consumed. Retailers may only provide free cannabis products under certain, very limited circumstances and may not sell other goods, with the exception of cannabis accessories and branded merchandise.

Medicinal retailer licenses permit the sale of medicinal cannabis and cannabis products for use pursuant to the CUA, found at Section 11362.5 of the Health and Safety Code, by a medicinal cannabis patient in California who possesses a physician’s recommendation. Only certified physicians may provide medicinal marijuana recommendations.

Distribution

The BCC is responsible for licensing and regulating cannabis distributors in California. Cannabis distribution licenses permit the licensee to transport cannabis goods between licensees, arrange for testing of cannabis goods, and conduct the quality assurance review of cannabis goods to ensure compliance with all packaging and labeling requirements. A licensed cannabis distributor may only distribute cannabis goods, cannabis accessories and licensees’ branded merchandise or promotional materials.

Manufacturing

The CDPH’s Manufactured Cannabis Safety Branch (“MCSB”) is responsible for licensing and regulating cannabis manufacturers and for establishing statewide standards for packaging and labeling of cannabis and cannabis products. A cannabis manufacturer is anyone who makes or packages a prepared cannabis product, including edibles, topicals, tinctures, extracts, vape cartridges, capsules and more. Cannabis manufacturers can also package flower and roll and package pre-rolls on their licensed premises. Manufacturing licenses are issued based on the type of manufacturing operations to be conducted on the licensed premises. License types issued by MCSB include extraction (using volatile and nonvolatile solvents), infusion, packaging and labeling, and shared-use facilities.

Cultivation

The CalCannabis division of the CDFA is responsible for licensing and regulating cannabis cultivators, nurseries and processors. CDFA is authorized to issue 17 different types of cannabis cultivation licenses, depending on the type of cultivation (outdoor, indoor, mixed-light) and the size (small, medium, large). CDFA also issues licenses to nurseries and processors. CDFA manages the California Cannabis Track-and-Trace system (“T&T”), which tracks all commercial cannabis and cannabis products.

Reporting Requirements

The state of California has selected Franwell Inc.’s METRC solution (“METRC”) as the State’s T&T system system used to track commercial cannabis activity and movement along the legal supply chain. While METRC is interoperable with other third-party systems via application programming interface, only licensees have access to METRC itself.

Operating Procedure Requirements

Licensing applicants must submit standard operating procedures (“SOPs”) describing how the operator will, among other requirements, secure the facility, manage inventory, comply with seed-to-sale requirements, dispense cannabis, and handle waste. Once SOPs approved by the governing regulating body(ies), licensees must provide their employees with SOP training and seek written approval from governing regulating bodies before materially changing their SOPs.

Site-Visits & Inspections

The BCC, CDPH and CDFA and their authorized representatives have broad authority, with or without notice, to inspect licensed cannabis operations, including premises, facilitates, equipment, books and records (which may be copied, and such copies retained), and cannabis products. Failure to grant representatives from BCC, CDPH or CDFA full and immediate access to facilities, property, and premises, and to cooperate with inspections and investigations may result in disciplinary action. Laws and regulations enacted by many local jurisdictions grant local cannabis governing bodies and law enforcement agencies similar inspection authority.

Storage and Security

To ensure the safety and security of cannabis facilities and operations, the BCC requires licensees to:

1.	Maintain a fully operational security alarm system;

2.	Contract for security guard services;

3.	Maintain a video surveillance system that records continuously 24 hours a day;

4.	Ensure adequate lighting is installed and maintained on and about licensed facilities;

5.	Only transact business during authorized hours of operations;

6.	Store cannabis and cannabis product only in areas identified for such purposes on drawings submitted to and approved by the State in connection with licensing;

7.	Store all cannabis and cannabis products in a secured, locked room or a vault;

8.	Report to local law enforcement within 24 hours after being notified or becoming aware of the theft, diversion, or loss of cannabis; and

9.	To the extent applicable based on a licensee’s authorized scope of operations, ensure the safe transport of cannabis and cannabis products between licensed facilities, maintain a delivery manifest in any vehicle transporting cannabis and cannabis products. Only vehicles registered with the BCC, that meet BCC distribution requirements, are to be used to transport cannabis and cannabis products.

In addition to BCC storage and security requirements, local jurisdictions may have additional storage and security requirements. Such requirements, to the extent they exist, may vary from one locality to another.

BRND understands that GH Group is in compliance with the laws of the State of California and the related cannabis licensing framework. There are no current incidences of non-compliance, citations or notices of violation which are outstanding which may have an impact on GH Group’s licenses, business activities or operations in the State of California. Notwithstanding the foregoing, like most businesses, GH Group may from time to time experience incidences of non-compliance with applicable rules and regulations in the states in which GH Group operates, including the State of California, and such non-compliance may have an impact on GH Group’s licenses, business activities or operations in the applicable state. However, GH Group, takes steps to minimize, disclose and remedy all incidences of non-compliance which may have an impact on GH Group’s licenses, business activities or operations in all states in which GH Group operates, including the State of California. See “Regulatory Framework – Compliance”.

Compliance with License Requirements

GH Group currently has cannabis cultivation, manufacturing, distribution, retail, and delivery operations in the State of California and is in compliance with applicable State licensing requirements and the California cannabis regulatory framework. GH Group maintains the appropriate licenses for its California cultivation, manufacturing, distribution, retail and delivery operations, as applicable.

The licenses of GH Group and its subsidiaries are independently issued for each approved activity for use at the GH Group’s facilities in California. License renewal applications are submitted in accordance with the guidelines published by local cannabis regulators, the BCC, the California Department of Food and Agriculture, and the California Department of Public Health. GH Group has a strong track record of maintaining its licenses in good standing.

GH Group has developed and implemented a compliance program designed to achieve its strategic business goals. This compliance program integrates external regulations and requirements with internal procedures and rules to effectively outline the employee duties and standards of work. GH Group has implemented policies and procedures to seek to ensure compliance with applicable laws and regulations.

In additions, GH Group employs individuals dedicated to monitoring California law and local regulations for changes and updates. Further, GH Group has contracts with external consultants and external advisors that assist in the monitoring, notification, and interpretation of any changes.

GH Group conducts quarterly internal audits to monitor compliance with regulations and to identify the areas for improvement.

Cultivation Operations Compliance

GH Group’s onsite operations maintain compliance by merging compliant operations into day to day activity. Onsite staff is trained on compliance matters and is required to operate in accordance with SOPs that have merged compliance functions with daily operational activity necessary to propagate, cultivate, harvest, and cure cannabis.

Onsite staff are required to understand and adhere to compliance requirements related to cultivation. Cultivation operations include the following departments, each of which has a manager or supervisor responsible for maintaining regulatory compliance, updating the SOPs, confirming with compliance department managers any changes to operations or the premises, and reporting, both within their chain of command but also, in many cases, into systems or reporting chains in compliance and finance.

The departments that have material compliance obligations GH Group cultivation operations include:

•     propagation;

•     integrated pest management (“IPM”);

•     general cultivation;

•     track and trace;

•     inventory control;

•     facilities; and

•     operations.

Facilities, in conjunction with compliance staff, designate and maintain premises diagram information, including lighting plans and implementation, and canopy areas. Canopy areas are marked using easily identifiable ribbon lines and attaching the relevant licenses to such contiguous canopy spaces. General cultivation staff are aware of the canopy limitations and are required to ensure that all cultivation is kept within canopy boundaries.

The track and trace team is led by a Track and Trace Manager and includes four additional staff who manage compliance with respect to track and trace operations, including requesting unique identifiers (“UIDs”), tagging immature plant lots, upon moving immature plants to mature plant growth area tagging such plants with new UIDs, assisting in harvesting measurement and data input in conjunction with various cultivation team members.

The track and trace team members have each completed training to enter the cultivation licenses daily track and trace activities in the METRC system. The Track and Trace Manager oversees all data entry to seek to ensure accuracy and perform corrections within 24 hours of identified data entries. The Track and Trace Manager is also responsible for general track and trace compliance reconciliation, record storage, cross-functional reporting, and notifying the CDFA in the event of any outage that keeps the account offline and are required to maintain a record of track and trace activities which occurred while offline.

The propagation team is responsible for initiating a transfer from nursery licensed areas to mature plant licensed areas. The propagation issues an external transfer sheet containing the UIDs and quantities of plant batches and licensed destination to the track and trace team. Upon receiving a transfer sheet, the track and trace team enters the information into the METRC system, producing a manifest to initiate the movement of plants from the nursery to the Small Mixed Tier 1 licensed areas.

The processing team led by the Processing Manager is responsible for oversight of the harvesting and processing of all cannabis batches. This includes working with the track and trace team to in providing the required harvest information, including for each plant and UID the wet weight and waste weight (such waste is required to be processed in accordance with the applicable guidelines).

The track and trace team works with Inventory Managers to maintain accurate inventory records and update weights after drying and curing processes. A certified scale is used to weigh the total dry weight of a harvested batch as soon as the drying phase is completed, typically after approximately 10 days from harvest. This total dry weight is recorded prior to any processing activity. The total dry weight is then reconciled upon completion of processing the harvest batch by comparing final product and waste weights.

In addition to the general cultivation operations track and trace teams are responsible, along with inventory team members, for issuing manifests for nursery transfers onsite, transfer of cannabis offsite, and any other inbound or outbound cannabis goods processing as well as general inventory management and information collection at the required times and processes. In order to seek to ensure accuracy, a cycle count schedule is in place at each cultivation facility to accomplish a 30-day reconciliation of all cannabis plant and processed inventory.

Senior Cultivation Managers are responsible for drafting and updating an IPM plan in conjunction with compliance staff. The IPM plan includes any county-imposed limitations, legal limitations, and label guidelines for application. In addition, GH Group imposes its own strict guidelines on the use of active ingredient products and categorically excludes certain product classes.

GH Group’s indoor cultivation operation at The Pottery is a small scale grow opposed to the greenhouse operations. The indoor grow operates with a CDFA Specialty Indoor license. This license is regulated by a maximum of 5,000 sq. ft. of canopy space which suits the premises as the physical design as constructed is just under 5,000 square feet.

Additional regulatory requirements for this license type, such as weighmaster licenses and local permits, are maintained by The Pottery’s Cultivation Manager with assistance from third party advisors.

Required record retention for the specialty indoor license is as follows:

•	Financial records: the cultivation managers send copies of all receipts & invoices (cash & card) to GH Group’s accounting team. Onsite copies are kept in a filing cabinet at The Pottery cultivation by Cultivation Managers.

•	Personnel records: GH Group’s human resources department keeps all employee files stored in office.

•	Disposal records: the cultivation management maintains a binder with all waste manifests/invoices/destruction certificates.

The compliance department is generally responsible for maintaining licenses in good standing, including ancillary cultivation licenses such as weighmasters licenses, State Water Resources Control Board licenses and disclosures, and maintaining information on GH Group’s ability to meet license obligations. The responsibility includes maintaining accurate state level licenses and amending and updating such licenses and related license information, such as the premises diagrams, when required.

GH Group’s compliance and licensing team is responsible for audits of onsite activities, implementing reporting guidelines, and acting as a resource to onsite team members. The compliance team calendars license renewals and other regulatory deadlines and submits, or approves the submission through contractors, of all documents to cannabis regulators. The compliance/licensing manager is responsible for preparing and submitting license renewals prior to expiration of both cannabis and other regulatory licenses, for example, State Water Resources Control Board licenses and waivers, weighmasters certificates and local permits.

GH Group has a robust financial reporting and compliance system in place. Financial reporting is reconciled against METRC reporting for maintenance of accuracy and prevention of loss. The cultivation business units are led by a Cultivation Controller who reports to the Corporate Controller who in turn reports to GH Group’s Chief Financial Officer. In conjunction with operations staff, the finance team provides for the payment of local cannabis taxes, California cultivation and excise taxes and the tracking of outbound and inbound products transfers.

The finance team is also responsible for maintaining records relating to financial interest holders, tax payments, contracts and transaction records which are produced as needed for regulatory review.

Manufacturing Operations Compliance

Under applicable State regulatory requirements, licensed cannabis manufacturers are required to establish a security plan to include measures preventing access to the premises by unauthorized persons and to protect physical safety of employees and to install a security alarm system designed to prevent theft or loss.

GH Group seeks to comply with such security requirements through the following policies and procedures:

Security and Security Plans

Security management: The Security Manager, in coordination with managers and security advisors, is responsible for the development, upkeep, and adherence to a security plan.

Security training: All employees receive adequate security training which includes (i) the proper use of security measures and controls for the prevention of diversion, theft, or loss of cannabis or cannabis products, (ii) procedures and instructions for responding to an emergency, and (iii) education of department managers, who are responsible for the ongoing security training in daily operations. Employees are required to report any suspicious activity or security concerns to their supervisor immediately or security officer on duty immediately.

Personnel security: Each person working is supplied with a unique identification code to document entry and egress. This is accomplished with the use of a credentialed fob device that is controlled by the Security Manager. Security codes and fobs are kept secure and inaccessible to any unauthorized person. The Human Resources Manager maintains personnel records (separate from payroll records) to be kept for seven (7) year for each employee The Human Resources Manager is assigned responsibility for personnel policy and procedure documentation, maintenance, implementation, and training.

Security access: Each person employed is supplied with a unique identification code contained in a credentialed fob device for access. Visitors, including outside vendors and consultants, must obtain a visitor identification badge prior to entering an enclosed locked area and will be escorted and monitored by a Manufacturing Manager.

Theft or diversion: Any incident involving theft or diversion will be reported to the City of Lompoc and the Lompoc Police Department as soon as practical but within 24 hours. Any theft in excess of $250 in retail value of cannabis plant materials, extract, cannabis-infused product, or other item containing cannabis shall be reported to the Lompoc Police Department and the City of Lompoc in writing within 24 hours of the theft.

Facility security: Consists of four primary systems: (i) contracted physical security; (ii) CCTV 24-7 recording; (iii) manual code access doors equipped with ID card readers; and (iv) intrusion alarms.

Quality Control Program

Each cannabis manufacturing licensee is responsible for implementing a quality control program to ensure that cannabis products are not adulterated or misbranded. The quality control program includes quality control operations for all of the following:

•	The grounds, building, and manufacturing premises: This is accomplished by GH Group’s Manufacturing Facilities Manager and staff following internal SOPs to maintain the manufacturing premises so that they remain in a clean condition, free from any contamination or potential disturbance to the quality and safety of products on site.

•	Equipment and utensils: GH Group manufacturing has established procedures for validating that all equipment and machinery is in compliance with design specification, including built as designed with proper materials, capacity, and functions, in addition to properly connected and calibrated. The Equipment Production Supervisor oversees that team performs a visual inspection, looks for any contaminants, foreign objects, or quality issues with the equipment, supplies, raw materials or the facility. If a quality control issue is discovered when performing a visual inspection, staff must immediately notify the Manager on duty so that batch is remediated before further processing. The manufacturing team establish that operating ranges are shown to be capable of being held as long as necessary during routine productions and have a schedule for routine re-verification of all equipment and machinery.

•	Personnel: The GH Group manufacturing team seeks to ensure that all cannabis and cannabis products are processed, manufactured, packaged, labeled, handled, and stored in a safe and sanitary manner and seeks to ensure that the identity, strength, quality, and purity of cannabis and cannabis products will be maintained. All employees working in direct contact with cannabis must conform to hygienic practices.

•	Cannabis product components: All production materials, packaging components, labeling, and other supplies must be physically inspected and stored under quarantine until they are sampled, if necessary, and released for use. All containers will be inspected for appropriate labeling as to contents, container damage, or broken seals and contamination.

•	Shipment inspection: Shipments unloaded from carriers are inspected for physical damage. If there is slight or moderate physical damage, the material will be more closely inspected. If any consequential damage is found, the material in question will not be permitted into the facility and the Inventory Manager will be immediately notified. The Inventory Manager and/or a Quality Assurance Specialist will make the decision to either accept or return the material. Any damaged material, which cannot be left on the truck, will be brought to the quarantine area and clearly marked as “DAMAGED” or “REJECTED”.

Manufacturing Processes and Procedures

GH Group’s manufacturing operations have organized their processes and procedures by outlining each process that occurs in designated areas in the following order:

•	Pre-processing/preparation area: This area is used for preparing the raw plant material. Mechanical homogenizers are used to grind the material to a uniform size. Large, super-low temperature freezers are used for storage. After preparation, material is brought to the extraction room.

•	Extraction room: Non-volatile extraction is completed in the designated “extraction room” by an original equipment manufacture-trained and certified technician. After the initial extraction is completed, the product can move into the designated area for post-production and refinement.

•	Post-processing/refinement lab: This room houses solvent reclamation equipment, hazardous/flammable material storage, vacuum ovens, vacuum pumps, small benchtop chillers, water heaters, heating mantels, distillation apparati, etc. The area meets U.S. National Fire Protection Association criteria for class 1B flammable liquids and vapors. All product completed in this section of the facility is deemed safe for handling by the QA Specialist before entering the Packaging Area. When products reach the end of their refinement cycle and pass quality control sampling/testing, they are be moved to the designated finished product area.

•	Commercial food processing/“kitchen”: The area referred to as the food processing facility or “kitchen” is utilized to infuse active cannabis ingredients into consumable goods. All employees working in this area have sufficient training in Hazard Analysis Critical Control Point training and are “Serv Safe” certified. All food products are stored according to their perishability in a clean and efficacious work environment for the purpose of food processing.

•	Packaging/labeling area: Finished products are moved to this area, and products still in need of formulation go to the “formulation and filling room,” where the various derivative products are volumetrically packaged and labeled by way of automated or manual robotic filling machines, then returned to this area. All product prior to being packaged and labeled undergoes a quality assessment to seek to ensure product is free of debris. An enhanced visual inspection and an olfaction inspection may be performed at this time. A log is compiled by every employee delineating employee number, product batch code, date and net batch weight. When a product has been counted and logged, the items are moved to the “secured product storage vault” and locked until further distribution.

•	Formulation and filling room: This area is considered a clean room to create ‘nutraceutical style’ products and can be used as a clean area for future work. Products to be volumetrically filled and formulated primarily consist of vape devices and topical products and tinctures.

•	Secured product storage vault: This area is the most secure space in the facility, surrounded by a U.S. Drug Enforcement Agency-style “cage” comprised of anchored rod iron and Kevlar/steel inserts within the drywall. This area is tightly climate-controlled to seek to ensure hazard controls for any consumable products that are at risk for food-borne bacteria.

•	Testing: All cannabis received is tested for contaminants and cannabinoid and terpenoid profile, though testing of cannabis that will undergo further processing before sale is not required by State law or regulation. In lieu of initiated testing with an independent testing laboratory, a lot specific report or Certificate of Analysis may be accepted from the supplier of the cannabis provided the results are reported by an independent testing laboratory that is licensed by the State of California. The Quality Assurance department establishes the reliability of the supplier’s analyses through confirmation of the supplier’s test results at appropriate intervals.

Inventory Control

GH Group has a written inventory control plan capable of tracking the location and disposition of all cannabis and cannabis products at its licensed premises. The Inventory Control Manager follows the internal Inventory Tracking SOP and oversees that the inventory team reports all tracking of inventory items accurately.

In addition, GH Group reconciles the on-hand inventory of cannabis and cannabis products at its licensed premises with the records in the track-and-trace database at least once every 30 calendar days. The Inventory Control Manager and team produce a 30-day inventory reconciliation for all inventory in the track and trace system. This is overseen by the Operations Coordinator who reports to the Plant Manager.

Retail and Distribution

Each GH Group retail location is managed by a General Manager who is responsible for maintaining compliant operations. Track and trace obligations are handled by the inventory and compliance team whose duties include receiving inbound cannabis products, checking the products against the manifest, accepting or rejecting products and updating the track and trace database when accepted, destruction of product, processing returns, compliance training and inventory reconciliation. At the time of delivery, the receiving employee is charged with examining the product packaging to seek to ensure that it meets all of the packaging and labeling requirements.

The track and trace system, METRC, is only one of multiple data sets used to manage, track, reconcile, and reduce loss of inventory. GH Group also enters all inventory into its general inventory management system, by porting METRC tags through GH Group’s enterprise resource planning software. Each dispensary has its own assigned tags to be used if necessary. METRC manifests, tags, certificates of analysis and invoices are kept for records retention. Manifests are required to be kept for seven (7) years.

The inventory and compliance team reviews and fully assesses all on-hand inventory every 30 days and cross-references to the general inventory database.

Safety and security measures are an integral part of each floorplan. Licensed premises are designed to control customer flow and prohibit unauthorized entry to limited-access areas. Limited-access areas include spaces utilized to secure, store, transfer, or receive cash, salable goods, records and surveillance equipment (excluding the sales floor). These areas are accessible only to authorized individuals; authorization is granted by necessity of job function. Additionally:

•     no one under age 21 may enter a limited-access area;

•     only authorized individuals are permitted entry to a limited-access area, which may include:

o	employees;

o	outside vendors;

o	contractors; or

o	anyone doing business that requires access to the limited-access area;

•     authorized individuals who are not employees must:

o	be accompanied by an employee at all time;

o	have their visits recorded in a log (including date, time, name, purpose of visit, areas visited, employee escort name; logs are retained in compliance with State record keeping requirements and available to licensing agencies and authorities upon request); and

•     only employees and contractors are permitted on site outside of retail store hours.

Employees are required to display a laminated identification badge. Visitors are provided a visitors badge. To enter each retail licensed area, a customer is required to present a valid government issued photo ID.

Each GH Group retail licensee location has specific access controls related to both inventory and cash management. Cash is secured in specialized vaults as a safety measure against robbery and is regularly deposited.

When transporting cash, each GH Group retail store is required to comply with all BCC regulations, security protocols and best business practices defined by the retail finance team in all transportation of cash. Armored car transportation is the preferred method of transportation. This service in combination with retail security protocols are designed to safeguard all transportation of cash to and from the specific site.

There are several specific controls related to general retail merchandising, that include limits on customer interactions with samples, product display, and purchasing requirements. Store merchandising is directed and approved by the VP of Retail and implemented by store General Managers and designees. Changes to merchandising are reviewed for any compliance issues, and, where appropriate, proposed changes are reviewed by the corporate compliance managers.

To purchase a cannabis product online, a GH Group customer is required to upload a valid California identification and a self-photo, both of which are electronically verified by retail employees. No online sales or home deliveries are made to individuals outside the State of California. On delivery, the GH Group delivery employee electronically scans the customer’s identification and utilizes mobile technology to process electronic payments and to upload data into GH Group’s inventory management system.

Delivery operations must be conducted by an employee over the age of 21. A copy of the licensee’s license, the driver’s government identification, and the employee badge are required to be carried by the driver. At the time of delivery, the driver must confirm the age and identify of the customer in accordance with general retail customer data collection procedures.

Certain restrictions on where the delivery is allowed to occur include the requirement that it be to a physical address within California, cannot be to a school, youth center, or childcare center, and cannot be delivered to any public or United States land.

Retail delivery may only be accomplished by using an enclosed motor vehicle that cannot have markings that indicate that the vehicle might contain cannabis and no passengers or operators outside of employees of the licensee may be in the vehicle. The vehicle is required to have a GPS device owned by the licensee that records all locations traveled and stores such information for 90 days. The total value of goods that can be carried cannot exceed $5,000 at any time, or more than $3,000 in goods that do not have orders associated with them and the delivery driver cannot leave the licensed premises until a delivery order has been received.

Cannabis goods are kept in a lockable case (either combination or lock) that is secured to the inside of the vehicle.

Distributor obligations include separation of non-cannabis goods storage from cannabis goods, a requirement to store by batches of similar products and not store mixed product batches together. Batch labeling of products must occur and include, manufacturer or processor license number and information, date of entry into storage, UID for each batch, a description of the goods and the unit weight or batch weight and count (as accomplished by licensed weighing devices and personnel), and the best by or any expiration dates.

Batch testing is accomplished by licensed laboratories who take samples while products are held. Testing operations, including those accomplished while the goods are held, are highly regulated. A GH Group employee must be present when sampling occurs. The sampling process must be on video with the batch number identified on video and the recording maintained for 90 days. Chain of custody records for anyone possessing and moving the sample are required.

All cannabis goods transported by distribution require a manifest in the track and trace system prior to shipment, the information required includes: testing and sampling data, sale of goods, destruction or disposal of goods, description of goods and weight and count of goods. Prior to shipment the manifest must be sent to the purchaser or transferee and the BCC. The receiving licensee is required to check the manifest and reject any non-conforming goods or goods not on the manifest.

While GH Group is compliant with State and local cannabis laws, its cannabis-related activities remain illegal under United States federal law. See “Risk Factors”.

Non-Compliance with State and Local Cannabis Laws

From time to time, as with all businesses and all rules, it is anticipated that GH Group may experience incidences of non-compliance with applicable rules and regulations, which may include minor matters such as:

•     staying open slightly too late due to an excess of customers at stated closing time;

•     minor inventory discrepancies with regulatory reporting software;

•     missing fields in regulatory reports;

•     cleaning schedules not available on display;

•     educational materials and/or interpreter services not available in an sufficient number of languages;

•     updated staffing plan not immediately available on site;

•     improper illumination of external signage;

•     marijuana infused product utensils improperly stored;

•     labels out of compliance with most recent regulatory guidelines;

•     partial obstruction of camera views; and

•     onsite surveillance room used for any other function (i.e., storage).

In addition, either on an inspection basis or in response to complaints, such as from neighbours, customers or former employees, State or local regulators may among other things issue “show cause” letters, give warnings to or cite GH Group for violations, including those listed above. Such regulatory actions could lead to the requirement to remedy the situation, or, in more serious cases, lead to penalties and/or amendments, suspensions or revocations of licenses or otherwise have an impact on the Resulting Issuer’s licenses, business activities or operations.

GH Group does conducts internal audits with respect to compliance with applicable State and local cannabis rules and regulations and it is intended that the Resulting Issuer will continue this practice.

BRND intends to cause GH Group to promptly remedy any known occurrences of non-compliance with applicable State and local cannabis rules and regulations and BRND intends to publicly disclose any non-compliance, citations or notices of violation which may have an impact on its licenses, business activities or operations.

Ability to Access Public and Private Capital

BRND has historically, and the Resulting Issuer will continue to have upon closing of the Transaction, access to equity financing from the public capital markets by virtue of its status as a reporting issuer in each of the provinces and territories of Canada other than Quebec.

GH Group has historically, and continues to have, access to equity and debt financing from the prospectus exempt (private placement) markets in the U.S. GH Group also has relationships with sources of private capital (such as funds and high net worth individuals) that could be investigated at a higher cost of capital.

While GH Group is not currently able to obtain bank financing in the U.S. or financing from other U.S. federally regulated entities, they currently have access to equity financing through the private markets in the U.S. Since the use of marijuana is illegal under U.S. federal law, and in light of concerns in the banking industry regarding money laundering and other federal financial crime related to marijuana, U.S. banks have been reluctant to accept deposit funds from businesses involved with the marijuana industry. Consequently, businesses involved in the marijuana industry often have difficulty finding a bank willing to accept their business. Likewise, marijuana businesses have limited, if any, access to credit card processing services. As a result, marijuana businesses in the U.S. are largely cash-based. This complicates the implementation of financial controls and increases security issues.

Commercial banks, private equity firms and venture capital firms have approached the cannabis industry cautiously to date. However, there are increasing numbers of high net worth individuals and family offices that have made meaningful investments in companies and businesses similar to that of GH Group. Although there has been an increase in the amount of private financing available over the last several years, there is neither a broad nor deep pool of institutional capital that is available to cannabis license holders and license applicants. There can be no assurance that additional financing, if raised privately, will be available to the Resulting Issuer when needed or on terms which are acceptable to the Resulting Issuer. The Resulting Issuer’s inability to raise financing to fund capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon future profitability. See “Risk Factors – The Resulting Issuer may be subject to restricted access to banking services in the United States and Canada.”

THE BUSINESS OF GH GROUP

History of GH Group and Business Overview

GH Group was incorporated in 2018, combining cultivation – an approximately 150,000 sq. ft. Carpinteria, California greenhouse facility (“Casitas”) – with manufacturing – an approximately 22,000 sq. ft. extraction and manufacturing facility in Lompoc, California (the “CMS Asset”) – and retail – Bud and Bloom, a California corporation with a cannabis dispensary located in Santa Ana, California and The Pottery, a California corporation with a cannabis dispensary located in Los Angeles, California, which also at such time controlled an approximately 10,000 sq. ft. indoor cultivation operation on site. As of December 31, 2020, GH Group had 294 employees.

In 2019, GH Group expanded its retail presence to include one of the three (3) dispensary permits in Santa Barbara, California, under its “Farmacy” brand and established an omnichannel retail approach with web-based ordering capabilities and delivery optionality. See “Cannabis Market Overview – Compliance with License Requirements – Retail and Distribution” for a discussion of GH Group’s online sale and delivery regulatory compliance protocols. At the same time, GH Group strengthened its consumer packaged goods (“CPG”) brand-building and brand acquisition capabilities with an investment in brand-building around its “Glass House Farms” brand and the launch of the Forbidden Flowers brand in partnership with an actress. On January 1, 2021, GH Group completed the acquisition of a fourth (4th) dispensary, iCANN, LCC d/b/a Farmacy Berkeley (“iCANN” or “Farmacy Berkeley”).

In 2020, GH Group expanded its cultivation footprint by over 300% with an approximately 355,000 sq. ft. cultivation facility in Padaro, California. GH Group’s manufacturing capacity was also scaled alongside the cultivation expansion. During this time, sales of Glass House Farms products grew at market-leading rates, positioned as a “best in category”, attractively priced everyday brand, and a premium line of flower, Grower’s Choice by Glass House Farms, was launched. In November 2020, Glass House Farms became the second-largest cannabis flower brand in California according to data from BDS Analytics6. In December 2020, the brand held onto its number two spot.

GH Group also added additional brands and form factors to its offerings to complement the strong positioning in the flower segment enjoyed by Glass House Farms. In edibles and topicals, GH Group benefits from a partnership with a well-known cannabis activist and entrepreneur under its cannabis wellness brand “Mama Sue”.

Through these activities, GH Group established the foundation for its ultimate strategy to create a leading California cannabis brand company through a fully vertically integrated commercial cannabis company engaged in all licensed verticals: (i) cultivation; (ii) manufacturing; (iii) distribution; and (iv) retail. GH Group strives to provide customers with consistently high-quality products across a range of trusted and recognizable brands.

Cultivation

GH Group’s cultivation strategy focuses on marrying nature and technology to seek to produce premier-quality cannabis indoors in greenhouses specifically designed to optimize quality and yields while minimizing inputs and environmental impact. GH Group uses the sun, the climate and advanced technology to conduct precision agriculture.

As of Q1 2021, GH Group’s greenhouse cultivation is conducted in two facilities in Santa Barbara County, California, Casitas and Padaro, totalling over 500,000 sq. ft. of indoor greenhouse area.

Each of the Casitas and Padaro facilities were cut flower greenhouses prior to GH Group taking over the properties and were transitioned to cannabis use by GH Group. The Casitas facility includes more than 150,000 sq. ft. of greenhouse footprint with on site propagation, nursery, flowering canopy, drying and on site processing. It originally started under the California Proposition 215 regulatory structure and was used as the model facility for the creation of the Santa Barbara County cannabis ordinance and tax plan. It underwent a full retrofit by GH Group, including the addition of new growing systems, fertigation, photoperiod lights, automated light deprivation curtains, and upgraded climate control technology. GH Group followed up the Casitas project with its Padaro facility acquisition, which tripled GH Group’s cultivation footprint while increasing canopy planting efficiency by over 350% through the use of an innovative rolling tray system. GH Group retrofitted the Padaro facility with significantly improved efficiency, lower cost per sq. ft. costs and improved operating processes. The Padaro property was the very first fully licensed and entitled cannabis facility in the Santa Barbara Coastal area. GH Group’s Santa Barbara-based greenhouse operations were substantially expanded in 2020. Facility upgrades to the Padaro location were fully completed in Q3 2020, allowing 100% of GH Group’s 306,595 sq. ft. of licensed greenhouse canopy to be operational at the start of Q4 2020, up from 205,287 square feet in July 2020 (a 49% expansion). In 2020, GH Group produced 410,000 wet pounds of cannabis biomass from both of its Santa Barbara based greenhouse operations, up 226% from 126,000 wet pounds in 2019, and GH Group expects to produce over 750,000 wet pounds of cannabis biomass in 2021.

6 BDS Analytics (2020). Sales in December 2020. Available at: https://www.BDSA.com.

The Southern California climate, with over 280 days of sun per year, minimizes the need for supplemental electric lighting to drive yields, while moderate ambient temperatures and humidity levels drastically reduce climate control expenses and narrow pest pressures. GH Group’s flower is predominantly sun-grown in “light deprivation” greenhouses, with supplemental lighting used only for photoperiod control of flowering schedules, so as to allow for the maximum number of harvests per year on a “perpetual harvest” model.

An additional 10,000 sq. ft. of indoor non-greenhouse cultivation is conducted in the Los Angeles location through The Pottery.

In order to maintain high quality cultivation outputs, the GH Group cultivation team employs IPM, an ecosystem-based strategy to control pests and associated crop damage through techniques such as biological controls including the use of beneficial insects and habitat control and manipulation.

The use of IPM requires constant and careful monitoring of plant health by GH Group’s team of IPM specialists who continuously monitor plant growth, pest pressure, habitat and other relevant factors and take active and pre-emptive steps to prevent issues from arising.

GH Group’s cultivation expertise reflects the culmination of years of operating experience and specialized input from cannabis, agriculture, technology, business, manufacturing and scientific experts, allowing GH Group to grow high-quality cannabis at a low cost. GH Group’s cultivation management team has a combined 100+ years of greenhouse experience. GH Group won the 2020 Cannabis & Tech Today Sustainable Leadership Award for stewardship in connection with its stewardship of local community initiatives.

Cultivation Performance

As of December 31, 2020, GH Group’s total greenhouse licensed cultivation canopy was approximately 390,000 sq. ft., with production capacity of approximately 800,000 wet pounds and 100,000 to 150,000 dry pounds per year. GH Group’s ability to grow productively at scale has resulted in lower unit production costs. During 2020, GH Group scaled up its operating footprint by over three (3) times its prior footprint, which increased production of dry pounds by 150% and drove down production costs per pound, from $185/lb in 2019 to $127/lb in 2020.

Cultivation Licenses

Padaro Licenses

The applicable licenses for cultivation/processing issued by the CDFA are held by K&G Flowers, LLC and G&K Produce, LLC (each of which is a wholly owned subsidiary of GH Group), respectively, as described in the table below.

License Holder	Address	Permit/License No.	Expiration/Renewal	License Type
Date (MM/DD/YY)
G&K Produce, LLC	3480 Via Real	CCL18-0001702	11/22/21	Adult-Use-Nursery
Carpinteria, CA
93013

G&K Produce, LLC	3480 Via Real	CCL18-0001703	11/22/21	Adult-Use-Processor
Carpinteria, CA
93013
G&K Produce, LLC	3480 Via Real	CCL18-0001652	02/20/22	Adult-Use-Small Mixed-
	Carpinteria, CA			Light Tier 1
93013
G&K Produce, LLC	3480 Via Real	CCL18-0001633	02/20/22	Adult-Use-Small Mixed-
	Carpinteria, CA			Light Tier 1
93013
G&K Produce, LLC	3480 Via Real	CCL18-0001624	02/20/22	Adult-Use-Small Mixed-
	Carpinteria, CA			Light Tier 1
93013
G&K Produce, LLC	3480 Via Real	CCL18-0001622	02/20/22	Adult-Use-Small Mixed-
	Carpinteria, CA			Light Tier 1
93013
G&K Produce, LLC	3480 Via Real	CCL18-0001599	02/20/22	Adult-Use-Small Mixed-
	Carpinteria, CA			Light Tier 1
93013
G&K Produce, LLC	3480 Via Real	CCL18-0001589	02/20/22	Adult-Use-Small Mixed-
	Carpinteria, CA			Light Tier 1
93013
G&K Produce, LLC	3480 Via Real	CCL18-0001582	02/20/22	Adult-Use-Small Mixed-
	Carpinteria, CA			Light Tier 1
93013
G&K Produce, LLC	3480 Via Real	CCL18-0001700	01/02/22	Adult-Use-Small Mixed-
	Carpinteria, CA			Light Tier 1
93013
G&K Produce, LLC	3480 Via Real	CCL18-0001696	01/02/22	Adult-Use-Small Mixed-
	Carpinteria, CA			Light Tier 1
93013
G&K Produce, LLC	3480 Via Real	CCL18-0001695	01/02/22	Adult-Use-Small Mixed-
	Carpinteria, CA			Light Tier 1
93013
G&K Produce, LLC	3480 Via Real	CCL18-0001683	01/02/22	Adult-Use-Small Mixed-
	Carpinteria, CA			Light Tier 1
93013
G&K Produce, LLC	3480 Via Real	CCL18-0001678	01/02/22	Adult-Use-Small Mixed-
	Carpinteria, CA			Light Tier 1
93013
G&K Produce, LLC	3480 Via Real	CCL18-0001664	01/02/22	Adult-Use-Small Mixed-
	Carpinteria, CA			Light Tier 1
93013
G&K Produce, LLC	3480 Via Real	CCL18-0001655	01/02/22	Adult-Use-Small Mixed-
	Carpinteria, CA			Light Tier 1
93013
K&G Flowers, LLC	3480 Via Real	CCL18-0001673	11/22/21	Adult-Use-Small Mixed-
	Carpinteria, CA			Light Tier 1
93013
K&G Flowers, LLC	3480 Via Real	CCL18-0001670	11/22/21	Adult-Use-Small Mixed-
	Carpinteria, CA			Light Tier 1
93013
K&G Flowers, LLC	3480 Via Real	CCL18-0001668	11/22/21	Adult-Use-Small Mixed-
	Carpinteria, CA			Light Tier 1
93013
K&G Flowers, LLC	3480 Via Real	CCL18-0001667	11/22/21	Adult-Use-Small Mixed-

	Carpinteria, CA			Light Tier 1
93013
K&G Flowers, LLC	3480 Via Real	CCL18-0001665	11/22/21	Adult-Use-Small Mixed-
	Carpinteria, CA			Light Tier 1
93013
K&G Flowers, LLC	3480 Via Real	CCL18-0001649	11/22/21	Adult-Use-Small Mixed-
	Carpinteria, CA			Light Tier 1
93013
K&G Flowers, LLC	3480 Via Real	CCL18-0001647	11/22/21	Adult-Use-Small Mixed-
	Carpinteria, CA			Light Tier 1
93013
K&G Flowers, LLC	3480 Via Real	CCL18-0001660	02/20/22	Adult-Use-Small Mixed-
	Carpinteria, CA			Light Tier 1
93013
K&G Flowers, LLC	3480 Via Real	CCL18-0001657	02/20/22	Adult-Use-Small Mixed-
	Carpinteria, CA			Light Tier 1
93013
K&G Flowers, LLC	3480 Via Real	CCL18-0001654	02/20/22	Adult-Use-Small Mixed-
	Carpinteria, CA			Light Tier 1
93013
K&G Flowers, LLC	3480 Via Real	CCL18-0001635	02/20/22	Adult-Use-Small Mixed-
	Carpinteria, CA			Light Tier 1
93013
K&G Flowers, LLC	3480 Via Real	CCL18-0001630	02/20/22	Adult-Use-Small Mixed-
	Carpinteria, CA			Light Tier 1
93013
K&G Flowers, LLC	3480 Via Real	CCL18-0001629	02/20/22	Adult-Use-Small Mixed-
	Carpinteria, CA			Light Tier 1
93013
K&G Flowers, LLC	3480 Via Real	CCL18-0001628	02/20/22	Adult-Use-Small Mixed-
	Carpinteria, CA			Light Tier 1
93013

See “Material Contracts”.

Casitas Licenses

The applicable licenses for cultivation/processing issued by the CDFA are held by Mission Health Associates, Inc. (a wholly owned subsidiary of GH Group), as described in the table below. The applicable license for distribution/transportation issued by the BCC is held by Mission Health Associates, Inc., as described in the table below.

License Holder	Address	Permit/License	Expiration/Renewal	License Type
		No.	Date (MM/DD/YY)
Mission Health	5601 Casitas Pass	CCL18-	06/07/21	Medicinal-Nursery
Associates, Inc.	Road Carpinteria,	0001009
CA 93013
Mission Health	5601 Casitas Pass	C13-0000080-	07/08/21	Medicinal - Distributor/Transport
Associates, Inc.	Road Carpinteria,	LIC (BCC)		Only
CA 93013
Mission Health	5601 Casitas Pass	CCL18-	03/25/22	Medicinal-Processor
Associates, Inc.	Road Carpinteria,	0003034
CA 93013
Mission Health	5601 Casitas Pass	CCL18-	03/15/22	Medicinal-Small Mixed-Light Tier
Associates, Inc.	Road Carpinteria,	0000498		1
CA 93013

Mission Health	5601 Casitas Pass	CCL18-	03/15/22	Medicinal-Small Mixed-Light Tier
Associates, Inc.	Road Carpinteria,	0000503		1
	CA 93013
Mission Health	5601 Casitas Pass	CCL18-	03/11/22	Medicinal-Small Mixed-Light Tier
Associates, Inc.	Road Carpinteria,	0000512		1
	CA 93013
Mission Health	5601 Casitas Pass	CCL18-	03/11/22	Medicinal-Small Mixed-Light Tier
Associates, Inc.	Road Carpinteria,	0000510		1
	CA 93013
Mission Health	5601 Casitas Pass	CCL18-	03/11/22	Medicinal-Small Mixed-Light Tier
Associates, Inc.	Road Carpinteria,	0000509		1
	CA 93013
Mission Health	5601 Casitas Pass	CCL18-	03/11/22	Medicinal-Small Mixed-Light Tier
Associates, Inc.	Road Carpinteria,	0000506		1
	CA 93013
Mission Health	5601 Casitas Pass	CCL18-	03/11/22	Medicinal-Small Mixed-Light Tier
Associates, Inc.	Road Carpinteria,	0000505		1
	CA 93013
Mission Health	5601 Casitas Pass	CCL18-	03/11/22	Medicinal-Small Mixed-Light Tier
Associates, Inc.	Road Carpinteria,	0000502		1
	CA 93013
Mission Health	5601 Casitas Pass	CCL18-	03/11/22	Medicinal-Small Mixed-Light Tier
Associates, Inc.	Road Carpinteria,	0000500		1
	CA 93013

See “Material Contracts”.

The Pottery Licenses

The applicable license for cultivation/processing issued by the CDFA is held by The Pottery, as described in the table below. The applicable licenses for distribution/transportation issued by BCC are held by The Pottery Inc., as described in the table below. The Pottery, Inc. is co-owned by an unrelated third party, TLMD Holdings, LLC.

License Holder	Address	Permit/License No.	Expiration/Renewal	License Type
Date (MM/DD/YY)
The Pottery Inc.	5042 Venice Blvd.	CCL18-0000935	04/01/21	Adult-Use-Specialty
	Los Angeles, CA			Indoor
90019
The Pottery Inc.	5042 Venice Blvd.	C11-0000726-LIC	07/08/21	Adult-Use & Medicinal -
	Los Angeles, CA	(BCC)		Distributor License
90019

See “Material Contracts”.

Manufacturing and Distribution

GH Group’s Lompoc CMS Asset is a roughly 22,000 sq. ft. property purpose-built to convert cannabis biomass into CPG, located less than a four-hour drive from both the San Francisco Bay Area and Los Angeles, and about one hour’s drive from GH Group’s cultivation facilities. The CMS Asset holds a Type 7 cannabis manufacturing license which enables it to conduct all manufacturing, extraction, infusion, conversion, and packaging processes legal in the State of California, ranging from physical, “solventless” extraction processes to volatile solvent extraction and remediation methods. This allows the facility the optionality to produce a wide variety of cannabis products.

The CMS Asset also holds a Type 11 cannabis distribution license, which activates the facility as a distribution hub for the GH Group’s California operations. Given the logistical issues that the state framework can engender as a result of testing, quarantine and distribution regulations, this license can simplify some of the supply chain challenges faced by an operator of the GH Group’s scale relying on third-party distribution services.

The City of Lompoc levies 0% city tax on cannabis manufacturing and distribution activities, substantially better than the 2-10% tax charged by most other jurisdictions where such activities are permitted at all.

On February 1, 2020, GH Group acquired a licensed concentrates and extractions business in financial distress that was subsequently disposed of in its entirety on March 3, 2021.

CMS Asset

The CMS Asset facility was renovated in collaboration with extraction and manufacturing professionals with substantial combined experience in the category of extraction and manufacturing and in creating such facilities. Operational efficiency at scale and process optionality were core to the design philosophy implemented in anticipation of an evolving landscape for both cannabis product trends and extraction and manufacturing technologies. To this end, extensive HVAC systems, thorough access management controls, and intensive safety protocols were implemented to enable safe and compliant volatile-solvent extraction capability at large scale, and even the layout of the facility itself creates workflow efficiency while also enhancing safety. Products in process move through the facility in an optimized flow. Walls are treated with antimicrobial and antifungal coatings to seek to ensure product purity and safety. Deep freezer capacity has been maximized to enable large-scale “live” extraction processes, which use cannabis plants flash-frozen upon harvest as their raw material. The power supply has been upgraded to support production far in excess of foreseeable output, and office space has been updated to enable better facility management.

Options for products that can be produced at the facility cover a broad range of cannabis manufactured goods, from cannabis-infused foods and beverages to “dabbable” concentrates.

Manufacturing and Distribution Licenses

The applicable license for manufacture issued by the California Department of Public Health, Manufactured Cannabis Safety Branch is held by CA Manufacturing Solutions LLC (a wholly owned subsidiary of GH Group), as described in the table below. The applicable license for distribution issued by BCC is held by CA Manufacturing Solutions LLC, as described in the table below.

License Holder	Address	Permit/License No.	Expiration/Renewal	License Type
Date (MM/DD/YY)
CA Manufacturing	1637 W. Central	CDPH-10002412	04/12/21	Annual Manufacturing
Solutions LLC	Ave. Lompoc, CA			License – Adult and
	93436			Medicinal Cannabis
Products
Type 7: Volatile
Solvent Extraction
CA Manufacturing	1637 W. Central	C11-0000031-LIC	04/30/21	Adult-Use &
Solutions LLC	Ave. Lompoc, CA	(BCC)		Medicinal – Distributor
	93436			License

See “Material Contracts”.

Wholesale Sales

In addition to sending cultivated biomass to the CMS Asset for manufacture, GH Group also sells its biomass on various wholesale markets.

WHOLESALE - BULK BIOMASS	Q1	Q2	Q3	Q4	TOTAL
Number of Bulk Customers	14	21	18	19	36
Total Revenue	$2.4	$6.5	$6.6	$8.4	$23.9

Average Revenue per Customer	$0.1	$0.3	$0.3	$0.4	$0.7
Top 5 customers (% of sales)	68.8%	80.6%	83.2%	78.3%	69.1%
Top 10 customers (% of sales)	92.1%	93.0%	96.7%	94.9%	83.5%

Dollar figures in above table are expressed in millions and each quarter refers to the applicable quarter of the 2020 financial year.

Further, GH Group has a wholesale business selling GH Group-branded consumer packaged goods to distributors and retailers in the State of California. In December 2020, the Glass House Farms brand was the second highest grossing flower brand in California according to BDS.7

WHOLESALE - OWNED BRANDS
Consumer Packaged Goods		Q12020	Q2 2020	Q3 2020	Q4 2020	Total
Cumulative Points of Distribution		64	151	239	273	273
Revenue by Brand	100.0%	$1.3	$2.2	$3.5	$6.2	$13.2
Glass House Farms	71.4%	0.4	1.4	2.5	5.2	9.5
Other	28.6%	0.1	0.2	0.5	0.4	1.2
Revenue by Category	100.0%	$1.3	$2.2	$3.5	$6.2	$13.2
Flower	71.4%	0.5	1.4	2.8	5.0	9.7
Concentrates	19.3%	0.7	0.2	0.4	0.5	1.8
Pre-rolls	9.3%	-	0.2	0.2	0.5	0.9
Vape	19.3%	-	0.4	0.1	0.2	0.7
Other	9.3%	0.1	-	-	-	0.1

Dollar figures in above table are expressed in millions.

Combined wholesale revenue for the three-months and twelve-months ended December 31, 2020 was $14.6 million and $37.1 million, respectively. Annually, combined wholesale revenue increased 147% from $15 million for the twelve-months ended December 31, 2019.

Cumulatively, Q4 2020 wholesale revenue grew 45% from $10.1 million in Q3 2020. Revenue from wholesale sales of biomass increased by 29%, from $6.5 million in Q3 2020 to $8.4 million in Q4 2020. Revenue from wholesale sales of CPG increased by 72%, from $3.6 million in Q3 2020 to $6.2 million in Q4 2020.

GH Group relies on a single large distributor to provide the bulk of its wholesale sales, which provided approximately 99% of its wholesale revenue in 2020 and has provided approximately 84% of its year to date wholesale sales. GH Group is currently negotiating an exclusive contract for distribution for an initial one (1)-year term with its major distributor. Although GH Group is not dependent on this relationship, a change in the status of the distributor or the relationship is likely to cause a material impact until GH Group can develop relationships with alternative distributors to carry its goods.

7 BDS Analytics (2020). Sales in December 2020. Available at: https://www.BDSA.com.

Each of the following licensed facilities are responsible for more than 10% of the gross revenue of GH Group: Casitas, Padaro, Farmacy SB, and Bud and Bloom.

Brand, Product and Marketing

The creation of dominant, extensible CPG products and brands is GH Group’s strategic mission. While many cannabis businesses prioritized brand building and customer acquisition before securing a reliable product flow, GH Group believes that in a consumer-focused CPG space, consistent delivery of high-quality product at an attractive price point is a first principle, and a prerequisite for any other activity.

As production quantity has increased and the GH Group’s products have become more widely distributed, GH Group has been pleased to receive recognition for its improved product quality from cannabis-friendly media outlets such as LA Weekly, to cannabis influencers and connoisseur cannabis reviewers such as Respect My Region8.

GH Group does not aim to create a consumer-facing corporate-umbrella brand, but instead takes a “House of Brands” approach, with a portfolio of brand assets constructed on consumer data, consumer segmentation, analysis and insights.

GH Group has taken care to segment its consumer and product types so as to cover a broad swath of the market, from new cannabis users to connoisseurs, across a range of use cases, product formats, and price points. Glass House Farms, GH Group’s flagship brand, provides best-in-class, affordable cannabis flower products for everyday consumption. Its product range includes eighth-ounce flower jars, quarter-ounce smalls bags, 1g single pre-roll joints, five half-gram pre-roll multipacks, and Grower’s Choice, its premium “cream of the crop” line of eighth-ounce flower jars. Forbidden Flowers, GH Group’s brand collaboration with an actress, highlights a sensual cannabis style and cannabis’ capacity to enable self-knowledge and self-expression. Its lines of eighth-ounce flower jars and two-packs of colorful half-gram pre-roll joints use strains complementing the Forbidden Flowers brand positioning, specifically fruit-forward in flavor and relaxing in effects.

Retail

GH Group has operational dispensaries in Santa Barbara, Santa Ana, Los Angeles and Berkeley, California. GH Group uses clean, minimalistic retail space with a focus on local sourcing and sustainably grown cannabis. GH Group staff has substantial knowledge on the health and wellness benefits of cannabis, as well as GH Group’s focus on educating customers on responsible adult-use, including understanding appropriate dosing.

GH Group offers a curated selection of high quality cannabis products in a variety of price tiers, servicing the wide range of the community. The product selection will specifically promote local and sustainably cultivated cannabis through sourcing of brands that are local to the retail facility and a focus on educating customers on the importance of supporting the local economy by purchasing locally grown cannabis. GH Group’s motto is “Local Farms, Local People, Local Values”. This ethos is woven into purchasing decisions and illustrates GH Group’s prioritization of locally cultivated and manufactured products.

8 See Respect My Region (2021). The Farmacy is Committed to Providing a Service Over Sales Experience for Santa Barbara’s Cannabis community. Available at: https://www.respectmyregion.com/the-farmacy-dispensary-santa-barbara/; Respect My Region (2021). Papaya Punch Strain Review Featuring Glass House Farms Grower’s Choice Cannabis in California. Available at: https://www.respectmyregion.com/papaya-punch-review-glass-house-farms-growers-choice/; Respect My Region (2021). The Runtz Strain Review Featuring El Blunto from Downtown Los Angeles and Glass House Farms from Santa Barbara. Available at: https://www.respectmyregion.com/runtz-strain-el-blunto-glass-house-farms/; Respect My Region (2021). Flo White Strain Review Featuring the Grower’s Choice Line from Glass House Farms in California. Available at: https://www.respectmyregion.com/glass-house-farms-flo-white-review/; Respect My Region (2021). Do-Si-Do Strain Review Featuring Glass House Farms in California. Available at: https://www.respectmyregion.com/glass-house-farms-do-si-dos/; Respect My Region (2021). The GMO Strain Review Featuring Glass House Farms in California. Available at: https://www.respectmyregion.com/gmo-strain-glass-house- arms/; Respect My Region (2021). The Midnight Thorneberry Strain Review Featuring Glass House Farms. Available at: ttps://www.respectmyregion.com/bella-thorne-midnight-thorneberry-joint/; Respect My Region (2020). Mac 1 Strain Review Featuring El Blunto and Glass House Farms in California. Available at: https://www.respectmyregion.com/mac-1-glass-house-farms-el-blunto/.

GH Group intends to curate what it believes to be the best selection of cannabis products from the following categories: flower, edibles, topicals, sublinguals and concentrates. Unlike many cannabis retailers that emphasize high-THC levels in their products, product curation is a specialty of GH Group and focuses on educating customers, seeking to match needs and desires with appropriate products to provide optimal experiences. This de-emphasis on high-THC helps customers understand the many benefits of a wide range of cannabinoids, including CBD, CBN and THCV, which in many cases may better fulfill the customers’ need states.

Retail Locations

GH Group currently offers online payment processing, as well as in store pickup and home delivery services for adult-use and medicinal-use customers at all locations. See “Cannabis Market Overview – Compliance with License Requirements – Retail and Distribution” for a discussion of GH Group’s online sale and delivery regulatory compliance protocols.

Farmacy SB

The Farmacy SB is located at 128 W Mission Street, Santa Barbara, California. It was first licensed adult-use retail storefront to open in the City of Santa Barbara. GH Group secured one (1) of only three (3) storefront permits from the City of Santa Barbara, after an exhaustive merit-based selection process. Over 60 applicants applied, and the Farmacy SB’s application was one of the highest scored applications. The Farmacy SB was selected for a license due to its compatibility with the surrounding neighborhood, local hiring commitment, employee benefit plans, dedication to compliance and design.

As an example of GH Group’s contribution to and partnership with the local community. GH Group has sponsored a popular “Neighbor Deal” program that encourages its customers to shop at nearby businesses by offering discounted product if they show a same day receipt. In this manner, the Farmacy SB has also enhanced the quality of the surrounding neighborhood and built positive relationships with neighboring businesses.

The Farmacy SB was voted by local residents as the Best Cannabis Dispensary in 2020.9

Farmacy SB

2000 De La Vina LLC (a wholly owned subsidiary of GH Group) leases the property located at 128 W. Mission Street, Santa Barbara, California 93101 from Edwin Begg, Trustee for the Susan Miratti Trust, consisting of approximately 1,342 sq. ft. in a single building. Farmacy SB, Inc. leases the property located at 117-B W. Mission Street, Santa Barbara, California 93101 from Martin Morales, Trustee of the Morales Family Trust, consisting of approximately 1,690 sq. ft. of office space. 2000 De La Vina LLC intends to purchase both properties once the current owners obtain final approval for any required environmental remediation actions, if any, from the required regulatory bodies.

Farmacy SB Licenses

The applicable license for retail issued by BCC is held by Farmacy SB, Inc. (a wholly owned subsidiary of GH Group), as described in the table below.

License Holder	Address	Permit/License No.	Expiration/Renewal	License Type
Date (MM/DD/YY)
Farmacy SB, Inc.	128 W. Mission	C10-0000293-	06/25/21	Adult-Use &
	Street Santa	LIC (BCC)		Medicinal – Retailer
	Barbara, CA 93101			License

9 Santa Barbara Independent (2020). Best of Santa Barbara 2020 - Cannabis Dispensary. Available at:

https://www.independent.com/2020/10/14/best-of-santa-barbara-2020-living-well/.

See “Material Contracts”.

Farmacy Berkeley

Farmacy Berkeley is located at 3243 Sacramento St, Berkeley, California and has been in operation since 2019. The Farmacy Berkeley strives to bring together cannabis advocates who share a consistent commitment to sustainably produced cannabis products delivered in a welcoming, inviting, and open environment.10

Farmacy Berkeley Licenses

The applicable license for retail issued by BCC is held by Farmacy Berkeley (a wholly owned subsidiary of GH Group), as described in the table below.

License Holder	Address	Permit/License No.	Expiration/Renewal	License Type
Date (MM/DD/YY)
Farmacy Berkeley	3243 Sacramento	C10-0000506-	07/24/21	Adult-Use &
	Street Berkeley,	LIC (BCC)		Medicinal – Retailer
	CA 94702			License

See “Material Contracts”.

The Pottery

The Pottery is located at 5042 Venice Blvd, Los Angeles, California, includes both cultivation and a retail dispensary and has been in operation since 2018. This property is in a high traffic area and is comprised of a 21,000 sq. ft. lot with a 12,000 sq. ft. building. It is centrally located between Beverly Hills, Hollywood, Santa Monica and downtown Los Angeles. Approximately one-third of the facility’s building area is dedicated to The Pottery’s retail shop, while the remaining functions as an indoor cannabis cultivation facility.

The Pottery strives to bring together cannabis enthusiasts from within their local community and create a space that is a welcoming, energetic, and an inclusive environment. The Pottery delivers to a number of nearby cities including Santa Monica, Culver City and West Hollywood. The Pottery also holds a license for the distribution of cannabis goods which enables it to package the flower grown onsite.

The Pottery License

The applicable license for retail issued by BCC is held by The Pottery Inc. (a wholly owned subsidiary of GH Group), as described in the table below.

License Holder	Address	Permit/License No.	Expiration/Renewal	License Type
Date (MM/DD/YY)
The Pottery Inc.	5042 Venice Blvd,	C11-0000389-	07/08/21	Adult-Use &
	Los Angeles, CA	LIC (BCC)		Medicinal – Retailer
	90019			License

See “Material Contracts”.

Bud and Bloom

10 East Bay Express (2021). Best of The East Bay 2021 – Reader’s Picks: Best Cannabis Delivery. Available at:

https://eastbayexpress.com/readers-picks-cannabis/.

Bud and Bloom, located at 1327 East St Gertrude PlaceSanta Ana, California, has been in operation since 2016.

In addition to being staffed with knowledgeable wellness advisors, Bud and Bloom has actively sought to develop strong relationships with the local community, including local senior centers, which allows the business to cater to a diverse clientele. Bud and Bloom was awarded the accolades of Top 10 Most Beautiful Dispensaries in America by Leafly in 2017.11

Bud and Bloom Licenses

The applicable license for retail issued by BCC is held by Bud and Bloom, as described in the table below.

License Holder	Address	Permit/License No.	Expiration/Renewal	License Type
Date (MM/DD/YY)
Bud and Bloom	1327 St. Gertrude	C10-0000044-	05/09/21	Adult-Use &
	Place E. Santa	LIC (BCC)		Medicinal – Retailer
	Ana, CA 92705			License

See “Material Contracts”.

Information Technology & Inventory Management

GH Group has an information technology infrastructure that prioritizes security, compliance, business process support, customer-facing technology, operational systems, data insights, and business intelligence. GH Group uses Treez, a third-party software platform, to serve as its inventory management system (“IMS”) and data warehouse. GH Group’s IMS supports company-wide operations including sales and point-of-sale transactions, customer data management, production, inventory management, pricing, order management, accounting, finance and purchasing. GH Group’s IMS also serves as a data warehouse, allowing for daily inventory management.

GH Group also uses its IMS for weekly cycle counts across all retail and storage locations. GH Group’s IMS allows for comprehensive reporting on all stages of inventory within GH Group. All personally identifiable information is required to be stored and maintained by GH Group in compliance with the California Consumer Privacy Act.

In addition to its IMS, GH Group participates in California’s track and trace system (METRC).

GH Group’s websites are its primary customer-facing technology for online customer transactions in its growing direct-to-consumer business. GH Group works with Stronghold to enable bank-to-bank transfers for secure, contactless electronic payments from direct-to-consumer customers.

GH Group intends to continue to implement and use leading tools and technologies that allow it to support and promote growth in its business.

Banking & Processing

GH Group and all of its affiliated entities have accounts with the largest bank headquartered in the greater Los Angeles area. GH Group selected its bank because it is also a subsidiary of one of the largest banks in the United States, which is expected to be helpful as GH Group scales its operations.

GH Group currently accepts cash and debit cards for sales in the retail locations and cash for sales to direct-to-consumer customers. GH Group also has a relationship with Stronghold to allow direct-to-consumer customers to prepay using a debit card. See “Cannabis Market Overview – Compliance with License Requirements – Retail and Distribution”.

11 Leafly (2017). Top 10 Most Beautiful Dispensaries in America. Available at: https://www.leafly.com/news/lifestyle/beautiful-marijuana-dispensary-designs-and-layouts.

Competitive Conditions

As GH Group is vertically integrated, it competes on multiple fronts, from manufacturing to retail to delivery, and experiences competition in each of these areas. From a retail perspective, GH Group competes with other licensed retailers and delivery companies in the geographies where retail and delivery services are located. These other retailers range from small local operators to more significant operators with a presence throughout the State of California and other states in the United States. From a product perspective, GH Group competes with other manufactures of brands for shelf space in non-GH Group owned dispensaries throughout California. Similar to certain competitors in the retail space, GH Group competes with manufacturers ranging in size from small local operators to significant operators with a larger presence. Indirectly, GH Group competes with the illicit market, including many illegal dispensaries.

Environmental Protection Requirements

Although a number of environmental restrictions apply to GH Group, they are of a general nature and often tied to limitations on land use and do not affect ongoing operations. The environmental regulations that do affect operations generally relate to natural resource use, such as water use permits, wastewater management, energy generation, and air pollution limitations. Although these regulations limit the scope of potential operations, such financial and operational obligations related to such regulations do not have a material impact on GH Group’s financial position or operations as currently conducted.

SOCAL GREENHOUSE ACQUISITION

GH Group’s wholly-owned subsidiary, GH Camarillo LLC (“Purchaser”), has entered into a series of agreements, subject to satisfactory completion of due diligence and other conditions, to effect the purchase of SoCal Greenhouse located in southern California consisting of approximately 160 acres (including 125 acres of glass greenhouses and associated support structures). The SoCal Greenhouse property currently consists of six separate greenhouses, six packhouses or warehouses, a water filtration building, a building housing multiple energy co-generation generators and a main office, along with associated water tanks, solar arrays and ancillary buildings.

The 125-acres of existing greenhouses use high-tech climate control systems and, while they are currently used to grow immature and mature vine crops including, without limitation, tomatoes, peppers, and cucumbers, are an ideal height for cultivation of premium commercial cannabis. While capital expenditures will be required to make certain capital expenditure improvements to the greenhouses for such purposes, such improvements will not require any structures to be replaced.

The six (6) greenhouses were constructed between 1996 and 2009 as one of California’s first large-scale vegetable greenhouses. SoCal Greenhouse currently is in use to grow vine crops and it is anticipated, subject to the receipt of applicable state and local regulatory approvals, that the greenhouses will be re-purposed in three (3) phases to grow commercial cannabis. As part of the purchase of the Property, the CEFF Parties, as SoCal Greenhouse’s seller, will cause each of the existing master lease and ground lease (collectively, the “Existing Leases”) to be terminated pursuant to a form approved by Purchaser, and Purchaser will enter into a license agreement with the vacating tenant to allow it up to 14 weeks to complete harvest operations for any then existing vine crops during which time Purchaser expects to begin its phased capital expenditure improvements to the property. Due to the size of the existing greenhouses, capital expenditure improvements will be accomplished in each of the aforementioned phases.

As part of the planned, phased conversion of the greenhouses, Purchaser is expected to enter into an arm’s length term lease of no less than three (3) years (the “Short-Term Lease”) with an experienced large-scale commercial agricultural operator who has previously operated SoCal Greenhouse (the “Short-Term Tenant”) to operate the greenhouses for cultivating vegetables until the capital expenditure improvements are completed. The terms of the Short-Term Lease provide, among other things, that (i) the Short-Term Tenant is responsible for all costs of maintenance, taxes, insurance and utilities in operating SoCal Greenhouse, which is expected to defray the overall cost of operations of SoCal Greenhouse, and (ii) the Short-Term Tenant shall be entitled to all revenues in respect of the sale of vegetables cultivated at SoCal Greenhouse during the Short-Term Lease. Further, the amount of rentable square footage of greenhouse space occupied by the Short-Term Tenant will be reduced proportionately as each phase of conversion is completed by Purchaser.

The acquisition of SoCal Greenhouse by Purchaser is not considered the acquisition of a “business”, and, accordingly, no financial statements in respect of SoCal Greenhouse have been provided in this prospectus.

SoCal Greenhouse Acquisition Agreements

Pursuant to an Option Agreement (California Option Assets) dated December 28, 2018 by and among CEFF Camarillo Property, LLC (“CEFF Camarillo Propco”), CEFF Camarillo Holdings, LLC (“CEFF Parent” and. together with CEFF Camarillo Propco, the “CEFF Parties”), and Glass Investments Projects, Inc. (the “Option Holder” or “GIPI”), as amended by (i) the First Amendment to Option Agreement (California Option Assets), dated March 23, 2020, by and among the CEFF Parties and GIPI (“First Amendment”), (ii) the Second Amendment to Option Agreement (California Option Assets), dated February 20, 2021, by and among the CEFF Parties and GIPI (“Second Amendment”), (iii) the Third Amendment to Option Agreement (California Option Assets), made effective as of March 21, 2021 by and among the CEFF Parties and GIPI (“Third Amendment”), and (iv) the Fourth Amendment to Option Agreement (California Option Assets), effective as of March 24, 2021 by and among the CEFF Parties and GIPI (“Fourth Amendment”) (the California Option Agreement, as amended by the First Amendment, Second Amendment, Third Amendment and Fourth Amendment, collectively, the “California Option Agreement”), GIPI owns an option to purchase the California Option Assets (the “Option” and collectively with all rights, option and interests held by GIPI in, to and under the California Option Agreement including, without limitation, the relevant land located in southern California, together with the fixtures, greenhouses and other structures and improvements located thereon and appurtenances relating thereto and all other California Option Assets (as defined in the California Option Agreement), the “Option Rights”).

On February 13, 2021, GH Group delivered a purchase offer to the Option Holder (the “SoCal Greenhouse Acquisition Agreement”), to purchase GIPI’s Option Rights under the California Option Agreement, including, without limitation, all rights relating to the Option Rights. The Option Holder delivered an Exercise Notice, dated February 20, 2021, electing to exercise its Option Rights under the California Option Agreement, which was delivered to the CEFF Parties and designated Purchaser as designee of GIPI (the “Exercise Notice”). The Exercise Notice was intended as, and constituted, a non-binding intention by each party to enter into a separate binding agreement.

Subsequently, as contemplated by the SoCal Greenhouse Facility Acquisition Agreement, (i) GIPI, as the seller, and Purchaser, as the buyer, are in the process of negotiating and finalizing an Agreement to Assign an Option to Acquire Real Estate, effective as of March 29, 2021 (the “Definitive Option PSA”), an accompanying Earn-Out Agreement by and between BRND and GIPI of even date therewith (the “Earn-Out Agreement”, together with Definitive Option PSA, the California Option Agreement and the SoCal Greenhouse Acquisition Agreement, the “SoCal Greenhouse Agreements”) to document the definitive terms and conditions that will govern the sale by GIPI to Purchaser of the Option Rights, and (ii) GIPI shall conditionally assign all of its rights, title and interests in and to all Option Rights to Purchaser pursuant to the Conditional Assignment of Option Agreement made effective as of March 29, 2021, by and between GIPI, as assignor, and Purchaser, as assignee.

Pursuant to the California Option Agreement, the CEFF Parties and Purchaser, as GIPI’s assignee, entered into an Agreement to Sell and Acquire Real Estate and Joint Escrow Instructions dated March 29, 2021 and related instruments for the transactions contemplated by the California Option Agreement (all such agreements and instruments are, collectively, the “Definitive Property PSA”). The proposed closing date under the Definitive Property PSA is no later than August 20, 2021.

There are a number of conditions that must be met before each of the Definitive Option PSA and Definitive Property PSA will close, including, but not limited to, the following:

•	satisfaction of all required entitlement conditions thirty (30) days prior to the closing date, including obtaining all regulatory approvals necessary to convert SoCal Greenhouse from its current agricultural use to commercial cannabis use;

•	GIPI will have caused, and will cause, a mutually acceptable designee to enter into a consulting agreement with such title as is mutually agreed by Purchaser and GIPI, and such consultant will report directly to the President, Chief Executive Officer or such other designees of GH Group’s board of directors;

•	no governmental moratorium will have been enacted and is continuing with respect to the cultivation, processing, packaging, on-site testing, storage and distribution of cannabis and that would apply to all or any “material” portion of SoCal Greenhouse;

•	the relevant title company will be irrevocably committed to issue one or more policies of title insurance for SoCal Greenhouse in favour of GH Group;

•	the Existing Leases for SoCal Greenhouse will have been terminated pursuant to a form of termination agreement satisfactory to Purchaser and BRND;

•	the entry into the Short-Term Lease for the portions of the property not then being used for cannabis use;

•	the CEFF Parties, as the seller, and Purchaser, as the buyer, will be in a position to close the purchase and sale of the property in accordance with the terms of the Definitive PSA immediately after the closing of the transactions contemplated by the California Option Agreement;

•	all parties will have been in a position to close the sale to the Purchaser of the Option Rights in accordance with the Definitive Option PSA immediately prior to the closing date (or on any such earlier date as may be exercisable by Purchaser under the Definitive Option PSA);

•	as of the date of closing, no material breach by the CEFF Parties of any covenant, representation or warranty of the CEFF Parties set forth in the California Option Agreement or the Definitive PSA will have occurred and remains uncured;

•	all funds and instruments required under the Definitive PSA to be delivered on or prior to the date of closing will have been delivered in accordance with applicable provisions of the Definitive PSA; and

•	as of the date of closing, no material breach by Purchaser of any covenant, representation or warranty of Purchaser set forth in the Definitive PSA will have occurred and remains uncured.

Pursuant to the SoCal Greenhouse Facility Acquisition Agreement, one addition closing condition is that BRND will have completed its acquisition of GH Group pursuant to the Transaction.

Pursuant to the Definitive Property PSA, the total purchase price payable to the CEFF Parties for the fee simple interest of SoCal Greenhouse (i.e., the real property and existing improvements) is $118,890,000, cash, payable on the closing date of the transactions contemplated therein.

Pursuant to the Definitive Option PSA and the Earn-Out Agreement, the total purchase price payable to GIPI for the Option Rights is up to $175,000,000, payable solely in Equity Shares pursuant to the terms of the Definitive Option PSA. Additionally, BRND has contractually agreed to commit up to $40,000,000 for capital expenditure improvements required to further develop or repurpose SoCal Greenhouse for commercial cannabis use following the closing of the transactions contemplated by the Definitive Option PSA. The terms for the issuance of the Equity Shares for the Option Rights by BRND are as follows: (i) 10,000,000 fully-vested Equity Shares on the closing date at a price equal to $10.00 per share (the “Closing Shares”), and (ii) up to $75,000,000 of additional Equity Shares (the “Earn-Out Shares”) following the closing date pursuant to the terms of the Earn-Out Agreement. More particularly, the Earn-Out Shares will be determined in accordance with the vesting formula set forth in the Earn-Out Agreement over a period of twelve (12) consecutive months commencing August 1, 2023 and ending July 31, 2024. The price of the Earn-Out Shares will be based on the volume weighted average price of such Earn-Out Shares for twenty (20) consecutive trading days immediately prior to October 31, 2024. GIPI will be subject to a 12-month lock-up agreement with respect to its receipt of both the Closing Shares and Earn-Out Shares.

Assuming all of the conditions in the SoCal Greenhouse Agreements are fully satisfied, the SoCal Greenhouse transactions are expected to close in or about Q3 2021.

The description of the SoCal Greenhouse Acquisition Agreements, both below and elsewhere in this prospectus, is a summary only, not exhaustive and qualified in its entirety by reference to the terms of the California Option Agreement, which will be available on BRND’s profile on SEDAR at www.sedar.com.

ELEMENT 7

GH Group has executed an agreement with Element 7 whereby GH Group has the right, subject to satisfactory completion of due diligence and other conditions, to merge with certain subsidiary entities of Element 7 which are in the process of applying for up to 17 state and local retail cannabis licenses in California (each an “Element 7 Merger”).

Element 7 Merger Agreement

GH Group has executed a Merger and Exchange Agreement dated as of February 23, 2021 with Element 7 (“Element 7 Merger Agreement”), whereby GH Group has the right, subject to satisfactory completion of due diligence, to merge with up to 17 subsidiary entities of Element 7 which are in the process of applying for state and local retail cannabis licenses in California, by way of a separate merger for each entity. The Element 7 Merger Agreement is conditional on, and assuming all conditions thereto are satisfied is expected to be completed at the same time as, the closing of the Transaction.

For each 1% of the membership interests of a wholly owned licensed entity owned by Element 7 or partially owned licensed entity owned by Element 7 at the closing of an Element 7 Merger, GH Group will issue $15,000 in Company Stock at a price per share of: (i) Company Stock at a GH Group valuation of $325,000,000; plus (ii) any amount of equity financing completed prior to the closing of any Element 7 Merger and excluding all in-the-money options (or in the event that the Transaction is completed, $10.00 per Equity Share). The stock will be issued at $10.00 per share for up to $24,000,000 consideration.

There are a number of conditions that must be met by Element 7 before GH Group will be required to close on a merger with an Element 7 licensed entity pursuant to the Element 7 Merger Agreement, including:

•	that such Element 7 licensed entity possesses the required local authorization to conduct retail cannabis operations;

•	such Element 7 licensed entity has no liabilities except commercially reasonable leases in good standing disclosed on the disclosure schedule to the Element 7 Merger Agreement;

•	if partially owned, such Element 7 licensed entity does not have membership interests exceeding 49% of the membership interests that are not transferrable to Glass House Retail, LLC (a subsidiary of GH Group) under applicable laws and regulations;

•	if partially owned, such Element 7 licensed entity does not have membership interests that are restricted from transfer pursuant to any agreements entered into by Element 7 or such partially owned Element 7 licensed entity; and

•	such Element 7 licensed entity is able to complete an unqualified U.S. PCAOB GAAS-compliant audit for the prior three (3) years by a certified public accountant (to the extent required to complete the Transaction).

The Element 7 Merger Agreement contains customary representations and warranties, pre-closing and post-closing covenants, indemnification (subject to certain limitations) and closing conditions, including:

For the benefit of both parties:

•	adoption of the Element 7 Merger Agreement by the board of directors of GH Group and the managers and members of Element 7; and

•	no governmental authority enacting, issuing, promulgating, enforcing or entering any order making the transactions contemplated in the Element 7 Merger Agreement illegal or prohibiting such transactions.

For the benefit of GH Group:

•	the representations and warranties of Element 7 will be true and correct in all respects as of the date of closing;

•	Element 7 will have duly performed and complied in all material respects with all agreements, covenants and conditions;

•	the delivery of customary closing deliverables by Element 7, which includes fully executed documents required to effect the subsidiary mergers contemplated within the Element 7 Merger Agreement;

•	the closing of the transactions contemplated in the Definitive GH Group Agreement on or before July 30, 2021;

•	no termination or default under the Element 7 Consulting Agreement (described below); and

•	delivery of market rate leases related to the Element 7 properties in the Element 7 Merger Agreement.

For the benefit of Element 7:

•	the representations and warranties of GH Group will be true and correct in all respects as of the date of closing;

•	GH Group will have duly performed and complied in all material respects with all agreements, covenants and conditions required by the Element 7 Merger Agreement and any ancillary document thereto;

•	GH Group will have delivered each of the closing deliverables;

•	the closing of the transactions contemplated in the Definitive GH Group Agreement on or before July 30, 2021;

•	directly after the close of the Element 7 Merger Agreement there be $25,000,000 in free cash available, and that such amount be dedicated to the development of cannabis retail facilities such that they obtain all permits and authorizations necessary to conduct sales under California law;

•	that the SPAC Closing Cash (as defined in the Definitive GH Group Agreement) at the close of the Element 7 Merger will be at least $185,000,000 less: (i) any amount raised through incurring debt or equity sales by GH Group prior to such close; (ii) any amount spent with respect to the purchase of cultivation assets as the close of the Transaction; and

•	no termination or default under the Element 7 Consulting Agreement.

GH Group is required to provide financing for four (4) of the licensed entities to be merged under the Element 7 Merger Agreement, commencing upon the execution of the Element 7 Merger Agreement to reasonably maintain and build such licensed retail entities, at a total cost per entity assumed to be $850,000 with respect to each such licensed entity, provided such financing obligation shall not exceed $1,000,000 with respect to each such licensed entity.

BRND is not a party to the Element 7 Merger Agreement.

See the Element 7 Audited Annual Financial Statements and the Element 7 Annual MD&A attached hereto as Appendix J and Appendix K, respectively.

The description of the Element 7 Merger Agreement, both below and elsewhere in this prospectus, is a summary only, is not exhaustive and is qualified in its entirety by reference to the terms of the Element 7 Merger Agreement, which will be made available on BRND’s profile on SEDAR at www.sedar.com.

Element 7 Consulting Agreement

Pursuant to a License Development Consulting Agreement dated February 23, 2021 by and between Element 7 and GH Group (the “Element 7 Consulting Agreement”), GH Group has agreed to appoint Element 7 as a consultant to assist with the obtaining of additional permits, licenses and operations in localities within the State of California in addition to those contemplated under the Element 7 Merger Agreement. The Element 7 Consulting Agreement is conditional on the closing of the Transaction.

In consideration of the provision of the services by Element 7 and the rights granted to GH Group under the Element 7 Consulting Agreement, GH Group will be obliged to pay:

•	cash fees in the amount of $155,000 per month, the total not to exceed $5,580,000 (which monthly payments have been made to date);

•	a one (1)-time payment $375,000 payable within three (3) business days of the execution of the Element 7 Consulting Agreement (which has been paid); and

•	for each local permit in a specific jurisdiction for which a local authorization for cannabis activities is going to be filed, a cash fee of $30,000 (the total amount not to exceed, without written waiver by GH Group, $1,800,000).

All cash fees due will be payable within 10 days of the close of each month. Unpaid invoices will incur an eight percent (8%) interest charge per year, which will accrue daily after a five (5) day grace period.

GH Group will also pay to Element 7 $15,000 for each 1% of membership interests acquired from Element 7 of either: (i) a limited liability company formed for purposes of applying for the local authorization for cannabis activities; or (ii) an entity for which a option or other purchase arrangement has been entered into that meets the Conditions for Transfer (as defined in the Element 7 Consulting Agreement), or with respect to any specific condition the requirement has been waived, and for which a transfer of ownership is completed, such amount to be payable in newly created and issuable shares of GH Group, or its successor in interest, or the Resulting Issuer after the close of the Transaction, at a deemed value of $10.00 per share. All such shares will be subject to resale restrictions imposed by securities laws or stock exchange rules, and in any event a minimum six (6) months resale restriction. Element 7 will pay and be responsible for any taxes imposed on, or with respect to, Element 7’s income, revenues, gross receipts, personnel, or real or personal property or other assets. No fee is payable and no credit will apply in respect of the Element 7 Merger Agreement, any license or entity to which it relates, or any work related to the Element 7 Merger Agreement or any work or obligation related thereto.

There is no guarantee that Element 7 will be granted any local licenses. Even if Element 7 is granted a local license, a license from the State of California must be obtained before the licensed entity can begin selling cannabis.

BRND is not a party to the Element 7 Consulting Agreement.

The description of the Element 7 Consulting Agreement, both below and elsewhere in this prospectus, is a summary only, is not exhaustive and is qualified in its entirety by reference to the terms of the Element 7 Consulting Agreement, which will be made available on BRND’s profile on SEDAR at www.sedar.com.

MERCER PARK BRAND ACQUISITION CORP.

BRND is a SPAC incorporated under the laws of the Province of British Columbia. BRND was organized for the purpose of effecting an acquisition of one or more businesses or assets by way of a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination involving BRND that will qualify as its “qualifying transaction”.

As part of the Transaction, it is contemplated that BRND will complete the acquisition of GH Group subject to various closing conditions in respect of the acquisition of GH Group pursuant to the Transaction. However, BRND has no control over whether or not the conditions will be met and there can be no assurance that all conditions will be satisfied or waived or that such acquisition will be consummated. There is no assurance that the acquisition of GH Group will be completed or, if completed, will be on terms that are exactly the same as disclosed in this prospectus.

The Resulting Issuer, upon completion of the Transaction, will be a vertically-integrated cannabis company in the United States focused on recreational and wellness applications, with operations in the State of California.

GH Group was selected in part based on its anticipated 2021 financial results and strength of the resulting platform for future growth, with a focus on positive Adjusted EBITDA12 and vertical integration in recreationally legal States with large addressable consumer populations. See “Outlook”.

The post-closing head office of the Resulting Issuer is expected to be located at 3645 Long Beach Blvd., Long Beach, California.

12 See “Non-U.S. GAAP Measures”.

OUTLOOK

GH Group’s outlook for the business is based on a number of factors, including the experience of its management team and advisors in growing cannabis businesses, management’s local market expertise and management’s positive views on the prospects for the cannabis market in the state of the California and the U.S. cannabis market as a whole.

GH Group believes it has the opportunity to grow its business to achieve the following targets:

•	estimated total annual revenue of $124.1 million in 2021, $326.4 million in 2022, and $600.9 million in 2023;

o	the revenue growth implied by these targets is 163% from 2021 to 2022 and 84% from 2022 to 2023;

o	the increased cultivation capacity expected to be derived primarily from the acquisition of SoCal Greenhouse is an outsized contributor to that revenue growth; excluding its impact the GH Group business and the Element 7 Merger are anticipated to yield combined revenue growth of 72% from 2021 to 2022 and 40% from 2022 to 2023;

•	estimated gross profit of $61.6 million in 2021, $162.6 million in 2022, and $310.6 million in 2023; and

•	estimated Adjusted EBITDA[13] of $24.5 million in 2021, $103.8 million in 2022, and $240.0 million in 2023.

In developing the targets above, GH Group has made the following assumptions and relied on the following factors and considerations:

•	these targets are based on the expertise of management and their historical results;

•	these targets assume an increase in cultivation capacity via the Greenhouse Option Acquisition, allowing for volume growth at GH Group’s brands, sold into both GH Group’s operated dispensaries and the third-party wholesale channel:

o	from the acquisition through 2022 additional greenhouse capacity is expected to be brought online with ~9,500 sq. ft. coming online each week in 2021, accelerating to 13,000 in 2022 and to over 20,000 square feet per week in 2023;

o	the new facility is expected to become more productive over time, from initially yielding 32 grams per sq. ft. per harvest to reaching 41 grams per sq. ft. per harvest in 2022 and 42 grams per sq. ft. per harvest in 2023, reaching 60%-80% higher yields per harvest over GH Group’s existing facilities during the same period, due to the technology and infrastructure of the new facility including climate control, supplemental lighting, and power capacity; and

o	in order to retrofit and ramp the facility, GH Group expects to initially commit $40 million in capital expenditures, with the additional costs expected to be funded from either cash flow or cash on hand;

■	through 2023 the full buildout is expected to cost $75-80 million, with $20-25 million, $35-40 million, and $20-25 million expected to be spent in 2021, 2022, and 2023 respectively;

•	these targets assume expansion of the retail distribution footprint from four (4) dispensaries at the end of 2020 to 21 dispensaries by the end 2022 via licenses from the Element 7 Merger. GH Group has historically seen significantly higher sales of its internally produced brands in its own dispensaries, which allows for broader brand distribution and increased brand awareness for GH Group’s products:

o	from the closing of the proposed Element 7 Merger, 12 dispensaries are expected to open through Q4 2021 with 17 total additional dispensaries by Q1 2022;

o	the additional dispensaries are expected to generate approximately $2.7 million in revenue per dispensary, on an annualized basis, in Q4 2021 growing to approximately $3.9 million per store, on an annualized basis, in 2023. This assumes average ticket sizes 5-10% below GH Group’s existing dispensaries for 2021 and 2022, with average ticket sizes increasing to reach 0-5% below GH Group’s existing dispensaries in 2023; and

13 See “Non-U.S. GAAP Measures”.

o	the 17 new dispensaries are expected to cost approximately $9.7 million in capital expenditures, with $7-9 million expected to be spent in 2021 and the remainder anticipated to be spent in Q1 2022;

•	these targets assume growth of the GH Group base business as follows:

o	revenue for GH Group is expected to grow from $109.6 million in 2021, to $156.3 million in 2022, and to $227.7 million in 2023;

o	the CPG segment is expected to grow from $47.0 million in 2021, to $107.3 million in 2022, and to $181.3 million in 2023, driven by expanded distribution on existing portfolio, new product and form factor development, and velocity gains through omni-channel marketing;

o	the retail segment is expected to grow from $30.4 million in 2021, to $34.0 million in 2022, and to $37.8 million in 2023, from increased sales in the existing four dispensaries;

o	as GH Group grows its CPG segment and scales its cultivation, the cost is expected to decrease from $118 per pound in 2021 to $84 per pound in 2023. This decline in per unit costs is partially offset by increased costs in the CPG segment from packaging and other direct costs for branded products. Taken together, these shifts cause gross margins to decline slightly from 52% in 2021 to ~50% in 2023; and

o	modest SG&A growth over 2021 levels is expected, allowing EBITDA margins for the GH Group business to expand over time, going from 26% in 2021 to 34% in 2023; and

o	GH Group’s anticipated effective income tax rate applicable to the operations is expected to range from 32-38%. GH Group’s statutory rate is expected to be 28%, comprised of a 21% federal statutory rate and a 7% California state statutory rate, with effective rates exceeding the statutory rate due to the limitations from Section 280E of the U.S. Internal Revenue Code.

GH Group has also assumed that business and economic conditions will continue substantially in the ordinary course, including, without limitation, with respect to general industry conditions, competition, regulations (including those in respect of the cannabis industry), taxes, continued growing acceptance of cannabis, that there will be no material safety issues or material recalls required, and that there will be no unplanned material changes in GH Group’s facilities, equipment or customer or employee relations.

These targets, and the related assumptions, involve known and unknown risks and uncertainties that may cause actual results to differ materially. While GH Group believes there is a reasonable basis for these targets, such targets may not be met.

These targets represent forward-looking information. Actual results may vary and differ materially from the targets. See “Caution Regarding Forward-Looking Statements”.

USE OF ESCROWED FUNDS

Upon completion of the Transaction, the proceeds received by BRND for the non-redeemed BRND Class A Restricted Voting Shares distributed in its initial public offering (the “Escrowed Funds”), which funds are currently held in BRND’s escrow account, will be released to the Resulting Issuer. It is expected that the Resulting Issuer will allocate:

•	approximately $105-$115 million of the Escrowed Funds to capital expenditures,

o	approximately $20-25 million of which is expected to be allocated to the buildout of GH Group’s existing infrastructure,

o	approximately $75-80 million of which is expected to be allocated to the buildout of SoCal Greenhouse (assuming completion of the acquisition of SoCal Greenhouse, which cannot be assured), and

o	approximately $10 million of which is expected to be allocated to additional dispensaries to be opened in connection with the Element 7 Merger (assuming the acquisition of licenses in connection with the Element 7 Merger, which cannot be assured;

•	approximately $120 million to the purchase price for SoCal Greenhouse;

•	approximately $20-25 million of the Escrowed Funds to underwriter’s fees and expenses in connection with BRND’s initial public offering (as more particularly described in the BRND’s final prospectus dated May 7, 2019 which is available on BRND’s profile on SEDAR at www.sedar.com); and

•	in respect of the balance of the Escrowed Funds (estimated to be approximately $235-250 million assuming zero redemptions and approximately $130-145 million assuming a 25% level of redemptions, when including the $85 million in respect of the Private Placement):

o	approximately 20% to continued development of the Resulting Issuer’s brands;

o	approximately 10% to operating capital and general corporate purposes; and

o	approximately 70% to future M&A and capital projects. The focus of future M&A activity is expected to be centered on maintaining a leading number of dispensaries in the State of California. The number of dispensaries purchased could be 20 or more, doubling from the 21 dispensaries currently anticipated to be controlled by GH Group. Although there can be no guarantee as to pricing, doubling the GH Group dispensary count could require in the range of $100 million (roughly $5 million per operational dispensary). Beyond dispensaries, GH Group also intends to seek other acquisitions that expand its distribution network, such as operators that allow for a greater direct-to-consumer distribution. Finally, GH Group intends to seek to expand its brand portfolio by acquisition, which would require cash investment in the form of both purchase price and additional investment in the form of brand support for such purchased brands. Notwithstanding its future capital allocation plans in respect of M&A, GH Group has no letters of intent or binding agreements in respect of such acquisitions outstanding at this time.

See “Outlook”.

While it is currently anticipated that the Resulting Issuer will use the non-redeemed Escrowed Funds as outlined above, the actual use of such funds may vary depending upon numerous factors, including the Resulting Issuer’s operating costs and capital expenditure requirements, its strategy relative to the market and other conditions in effect at the time, as well as the other factors described under “Risk Factors” in this prospectus. Accordingly, the Resulting Issuer will retain the discretion to allocate such funds, and reserves the right to change the allocation of such funds from time to time. The Resulting Issuer will operate in a dynamic and rapidly evolving market, and it is expected that financial flexibility to react to market demand and conditions will be a competitive advantage for the Resulting Issuer. Pending deployment, the Escrowed Funds are expected to be held in cash and/or cash equivalents or similar secure investments.

NON-U.S. GAAP MEASURES

GH Group reports certain non-U.S. GAAP measures that are used to evaluate the performance of such businesses and the performance of their respective segments, as well as to manage its capital structure. As non-U.S. GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable U.S. GAAP measure.

Adjusted EBITDA

“Adjusted EBITDA” represents income (loss) from operations, as reported, before interest, tax, and adjusted to exclude extraordinary items, non-recurring items, other non-cash items, including stock based compensation expense, depreciation and further adjusted to remove acquisition related costs.

The following is a reconciliation of how BRND calculates Adjusted EBITDA and reconciles it to U.S. GAAP figures, based on figures derived from the Resulting Issuer Pro Forma Financial Statements attached hereto as Appendix C.

	Twelve Months Ended December 31, 2020
						Pro-Forma
	BRND	GH Group	iCann	Element 7	Combined	Adjustments	Total
Net Income (Loss) Before Non-Controlling Interest	$947,346	$(16,659,479)	$(1,726,818)	$(274,397)	$(17,713,348)	$(6,000,000)	$(23,713,348)
Depreciation and amortization	-	2,576,263	108,672	-	2,684,935	-	2,684,935
Interest Expense	-	2,179,137	327,104	-	2,506,241	-	2,506,241
Interest Income	(1,742,747)	(115,572)	-	-	(1,858,319)	-	(1,858,319)
Income Tax Expense	-	6,418,533	207,868	-	6,626,401	-	6,626,401
EBITDA (non-GAAP)	$(795,401)	$(5,601,117)	$(1,083,174)	$(274,397)	$(7,754,089)	$(6,000,000)	$(13,754,089)
Adjusting Items:
Share of (income) loss on equity investments	-	2,126,112	-		2,126,112	-	2,126,112
Loss on change in fair value of derivative liablities	-	251,663	-	-	251,663	-	251,663
Non-cash operating lease costs	-	865,438		-	865,438	-	865,438
Share-based compensation expense	-	2,547,792		-	2,547,792	-	2,547,792
Acquisition costs	-	479,501		274,397	753,898	6,000,000	6,753,898
SPAC related costs	752,259	-		-	752,259	-	752,259
Foreign exchange loss (gain)	43,142	-		-	43,142	-	43,142
Other expense (income)	-	(203,345)	32,566	-	(170,779)	-	(170,779)
Other non-operating expenses1	-	1,051,377		-	1,051,377	-	1,051,377
Adjusted EBITDA (non-GAAP)	$-	$1,517,421	$(1,050,608)	$-	$466,813	$6,000,000	$466,813

Notes:

(1)	Other adjustments made to exclude the impact of one time inventory write-offs including outdated packaging and discontinued product lines.

This prospectus makes reference to certain non-U.S. GAAP measures and cannabis industry metrics. These measures are not recognized measures under U.S. GAAP and do not have a standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these are provided as additional information to complement those U.S. GAAP measures by providing further understanding of GH Group’s results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of GH Group’s financial information reported under U.S. GAAP. Non-U.S. GAAP measures used to analyze the performance of GH Group include “Adjusted EBITDA”.

BRND believes that these non-U.S. GAAP financial measures provide meaningful supplemental information regarding GH Group’s performance and may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to provide investors with supplemental measures of GH Group’s operating performances and thus highlight trends in GH Group’s core businesses that may not otherwise be apparent when solely relying on the U.S. GAAP measures.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Pro Forma Consolidated Capitalization

Completion of the Transaction and the Private Placement requires, among other things, shareholder approval at a meeting of the BRND Shareholders, which meeting has not yet taken place. In addition, as the Transaction constitutes BRND’s qualifying transaction, holders of BRND Class A Restricted Voting Shares can elect to redeem all or a portion of their BRND Class A Restricted Voting Shares, whether they vote for or against, or do not vote on the qualifying transaction, provided that they deposit (and do not validly withdraw) their shares for redemption prior to the Redemption Deadline. A description of the redemption rights will be included in the management information circular to be mailed to BRND Shareholders in connection with the BRND shareholders meeting. A redeeming BRND Shareholder is entitled (conditional on closing) to receive an amount per Class A Restricted Voting Share, payable in cash, equal to the pro-rata portion (per BRND Class A Restricted Voting Share) of: (A) the escrowed funds available in the BRND’s escrow account at the time of the BRND Meeting, including interest and other amounts earned thereon; less (B) an amount equal to the total of (i) applicable taxes payable by BRND on such interest and other amounts earned in the escrow account, and (ii) actual and expected direct expenses related to the redemption, each as reasonably determined by BRND. For greater certainty, such amount will not be reduced by the amount of any tax of BRND under Part VI.1 of the Tax Act or the deferred underwriting commissions per BRND Class A Restricted Voting Share held in escrow. This redemption amount is anticipated to be $10.11 per BRND Class A Restricted Voting Share, assuming a June 4, 2021 redemption date. Upon payment in cash of such redemption amount (which shall occur no later than 30 calendar days following Closing), the holders of the BRND Class A Restricted Voting Shares so redeemed will have no further rights in respect of the BRND Class A Restricted Voting Shares. Holders of BRND Class B Shares and BRND Warrants do not have redemption rights with respect to their BRND Class B Shares or BRND Warrants.

The following table sets forth the consolidated capitalization of the Resulting Issuer as of December 31, 2020 adjusted to give effect to (i) the Transaction (ii) the proposed acquisition of SoCal Greenhouse, (iii) the proposed Element 7 Merger, (iv) the Private Placement, and (v) the GH Group Financing, assuming zero and a 25% level of redemptions of BRND Class A Restricted Voting Shares. Since December 31, 2020, other than in the normal course of business, there has been no material change in the equity and debt capital of GH Group.

This table should be read in conjunction with the BRND Audited Annual Financial Statements, the GH Group Audited Annual Financial Statements, the Farmacy Berkeley Audited Annual Financial Statements, the Element 7 Audited Annual Financial Statements and the Resulting Issuer Pro Forma Financial Statements attached to this prospectus as Appendix A, Appendix C, Appendix H, Appendix J and Appendix L, respectively.

	As of December 31, 2020, as adjusted after giving	As of December 31, 2020, as adjusted after giving
	effect to (i) the Transaction and the acquisition of	effect to the Transaction and the acquisition of
	Farmacy Berkeley, (ii) the proposed acquisition of	Farmacy Berkeley, (ii) the proposed acquisition of
	SoCal Greenhouse, (iii) the proposed Element 7	SoCal Greenhouse, (iii) the proposed Element 7
	Merger, (iv) the Private Placement, and (v) the GH	Merger, (iv) the Private Placement, and (v) the GH
	Group Financing and assuming no redemptions of	Group Financing and assuming 25% redemptions of
	BRND Class A Restricted Voting Shares	BRND Class A Restricted Voting Shares
Cash and cash equivalents	381,177,330	177,408,802
Debt	989,554	989,554
Shareholders’equity(1)	713,882,057	512,632,057
Total Capitalization	714,871,611	513,621,611
Debt, net of cash	(380,187,776)	(176,419,248)

Notes:

(1)	Excludes the Equity Shares issuable upon the exercise of the BRND Warrants, which are exercisable commencing 65 days after the completion of the Transaction. See “Corporate Structure – Warrant Agreement”.

Summary Pro Forma Consolidated Financial Information

The following unaudited pro forma consolidated statement of financial position of BRND as at December 31, 2020 has been prepared by BRND to give effect to (i) the Transaction (ii) the proposed acquisition of SoCal Greenhouse, (iii) the proposed Element 7 Merger, (iv) the Private Placement, and (v) the GH Group Financing as if they had occurred on December 31, 2020. The following unaudited pro forma consolidated statement of operations of BRND for the year ended December 31, 2020 has been prepared by BRND to give effect to (i) the Transaction, (ii) the proposed acquisition of SoCal Greenhouse, (iii) the proposed Element 7 Merger, (iv) the Private Placement, and (v) the GH Group Financing as if they had occurred on December 31, 2019.

This summary pro forma financial information should be read in conjunction with the BRND Audited Annual Financial Statements, the GH Group Audited Annual Financial Statements, the Farmacy Berkeley Audited Annual Financial Statements, the Element 7 Audited Annual Financial Statements and the Resulting Issuer Pro Forma Financial Statements attached to this prospectus as Appendix A, Appendix C, Appendix H, Appendix J, and Appendix L, respectively.

The pro forma financial information has been prepared for illustrative purposes only and may not be indicative of the operating results or financial condition that would have been achieved if (i) the Transaction, (ii) the proposed acquisition of SoCal Greenhouse, (iii) the proposed Element 7 Merger, (iv) the Private Placement, and (v) the GH Group Financing had been completed on the date or for the periods noted above, nor does it purport to project the results of operations or financial position for any future period or as of any future date. In addition to the pro forma adjustments that comprise this pro forma financial information, various other factors will have an effect on the financial condition and results of operations of BRND following the completion of (i) the Transaction, (ii) the proposed acquisition of SoCal Greenhouse, (iii) the proposed Element 7 Merger, (iv) the Private Placement, and (v) the GH Group Financing, including an adjustment as it relates to the closing of the Transaction which assumes no redemption of BRND Class A Restricted Voting Shares (the actual redemption level is uncertain, but see Note 5 of the Resulting Issuer Pro Forma Financials for the illustrative effect of 0% and 25% redemption levels). See “Notes to Pro Forma Condensed Consolidated Combined Financial Information” included in Appendix L for a discussion of pro forma adjustments. See also “Caution Regarding Forward-Looking Statements”.

Mercer Park Brand Acquisition Corp.

Unaudited Pro Forma Consolidated Statement of Financial Position

As at December 31, 2020

US$	Mercei Park BRAND	GH Group	iCann	Element 7	Subtotal		Pro-Forma	Consolidated
	December 31, 2020	December 31, 2020	December 31, 2020	December 31, 2020	December 31, 2020	Notes	Adjustments	December 31, 2020
	$	$			$		$	$
ASSETS
Current
Cash	2,095,023	4,535,251	158,928		6,789,202	5a	407,537,056	365,936,258
						5d	(118,890,000)
						5f	(16,100,000)
						5i	85,000,000
						5l	(400,000)
						5k	2,000,000
Deposit				61,893	61,893	5k	10,000,000	10,061,893
Accounts receivable, trade, no
allowance	-	5,141,021			5,141,021			5,141,021
Income tax recoverable	1,209,852	-			1,209,852			1,209,852
Inventory	-	6,866,002	343,289		7,209,291			7,209,291
Prepaid Expenses and other assets	-	1,018,212	61,528		1,079,740			1,079,740
Notes Receivables		904,534			904,534			904,534
	3,304,875	18,465,020	563,745	61,893	22,395,533		369,147,056	391,542,589
Operating Lease Right-of-Use Assets,
Net		2,532,629		538,065	3,070,694			3,070,694
Marketable securities held in a escrow
account	407,537,056	-			407,537,056	5a	(407,537,056)	-
Intangible assets	-	5,279,000		153,477	5,432,477	5d	171,920,360	214,103,880
						5e	(153,477)
						5e	24,000,000
						5l	12,904,520
Property, plant and equipment	-	27,192,027	692,645		27,884,672	5d	92,420,992	120,305,664
Goodwill	-	4,815,999			4,815,999			4,815,999
Deferred tax assets	598,435	-			598,435	5c(iii)	(598,435)	-
Investments		10,701,868			10,701,868	5l	(2,045,309)	8,656,559
Other long term assets	-	554,266			554,266			554,266
Total assets	411,440,366	69,540,809	1,256,390	753,435	482,991,000		260,058,651	743,049,651

Liabilities
Current
Accounts payable and accrued liabilities	396,779	6,570,715	875,599		7,843,093	5g	6,000,000	13,843,093
Income tax payable	-	4,740,003	209,466		4,949,469			4,949,469
Debts/notes payable - current portion	-	601,188			601,188			601,188
Derivative Liabilities		7,365,000			7,365,000			7,365,000
Operating Lease Liabilities - current portion		327,329		155,906	483,235			483,235
Due to related parties	349,034	-		531,121	880,155	5e	(531,121)	349,034
	745,813	19,604,235	1,085,065	687,027	22,122,140		5,468,879	27,591,019
Deferred underwriters’ commission	16,100,000	-			16,100,000	5f	(16,100,000)	-
Class A restricted voting shares
subject to redemption	402,500,000	-			402,500,000	5b	(402,500,000)	-
Debts payable - Non-current portion	-	19,072,858			19,072,858	5j	(18,684,492)	388,366
Operating Lease Liabilities - Non-current portion		2,318,852		451,259	2,770,111			2,770,111
Deferred Tax Liabilities		1,420,583			1,420,583			1,420,583
Other Non-Current Liabilities	-	849,358			849,358			849,358
Total liabilities	419,345,813	43,265,886	1,085,065	1,138,286	464,835,050		(431,815,613)	33,019,437
Additional paid-in-capital	(11,684,284)	-			(11,684,284)	5b	402,500,000	667,345,361
						5c(ii)	(390,815,716)
						5d	100,000,000
						5d	45,451,352
						5e	24,000,000
						5e	531,121
						5e	(153,477)
						5c(i)	393,996,118
						5c(ii)	26,061,981
						5i	85,000,000
						5j	(18,001,529)
						5e	584
						5l	(171,325)
						5l	10,630,536
Preferred Stock						5k	12,000,000	48,686,021
						5j	18,684,492
						5j	18,001,529
Retained earnings	3,778,837	-			3,778,837	5i	(3,778,837)	-
						5g	(6,000,000)	(6,000,000)
Members’ equity	-	26,274,923	171,325	(384,267)	26,061,981	5c(ii)	(26,061,981)	-
Non-Controlling Interest				(584)	(584)	5e	(584)	(1,168)
Total Shareholders’ Equity	(7,905,447)	26,274,923	171,325	(384,851)	18,155,950	-	691,874,264	710,030,214
Total liabilities and members’ equity	411,440,366	69,540,809	1,256,390	753,435	482,991,000		260,058,651	743,049,651

Mercer Park Brand Acquisition Corp.

Unaudited Pro Forma Consolidated Statement of Operations

As at December 31, 2020

US$	Mercer Park BRAND	GH Group	iCann	Element 7			Pro-Forma	Consolidated
	December 31, 2020	December 31, 2020	December 31, 2020	December 31, 2020	Subtotal	Notes	Adjustments	December 31, 2020
	$	$		$	$		$	$
Revenues, net of discounts	-	48,259,601	3,607,307		51,866,908			51,866,908
Cost of goods sold	-	29,519,143	2,621,272		32,140,415			32,140,415
	-	18,740,458	986,035	-	19,726,493		-	19,726,493
Gross profit (loss)	-	18,740,458	986,035	-	19,726,493		-	19,726,493
Expenses
Transaction costs	-	-			-	5g	6,000,000	6,000,000
General and administrative	752,259	18,637,477	1,798,289	274,397	21,462,422			21,462,422
Sales and marketing	-	1,489,664	166,784		1,656,448			1,656,448
Professional Fees	-	2,040,004	71,570		2,111,574			2,111,574
Depreciation and Amortization	-	2,576,263	108,672		2,684,935			2,684,935
Foreign exchange loss (gain)	43,142	-			43,142			43,142
Total Expenses	795,401	24,743,408	2,145,315	274,397	27,958,521		6,000,000	33,958,521

Net income (loss) from operations	(795,401)	(6,002,950)	(1,159,280)	(274,397)	(8,232,028)		(6,000,000)	(14,232,028)

Other (income) expense
Share of (income) loss on equity investments	-	2,126,112			2,126,112			2,126,112
Interest expense	-	2,179,137	327,104		2,506,241			2,506,241
Interest income	(1,742,747)	(115,572)			(1,858,319)			(1,858,319)
Loss on Change in Fair Value of Derivative Liablities		251,663			251,663			251,663
Other expense (income)	-	(203,345)	32,566		(170,779)			(170,779)
Total other (income) expense	(1,742,747)	4,237,995	359,670	-	2,854,918		-	2,854,918
Income tax (recovery) expense	-	6,418,533	207,868		6,626,401			6,626,401

Net Income (loss) and comprehensive income (loss)	947,346	(16,659,479)	(1,726,818)	(274,397)	(17,713,348)		(6,000,000)	(23,713,348)

Net Income (Loss) Attributable to Non-Controlling Interest				(584)	(584)	5e	584	-

Net Loss Attributable to Members Interest	947,346	(16,659,479)	(1,726,818)	273,813	(17,713,932)		(5,999,416)	(23,713,348)

DIVIDEND POLICY

The declaration of dividends on Equity Shares will be at the sole discretion of the Resulting Issuer Board. No dividend policy has yet been adopted by the Resulting Issuer Board. It is not intended that the Resulting Issuer will pay dividends on the Equity Shares in the immediate future following the Transaction as it intends to retain earnings to finance the growth and development of its businesses and to otherwise reinvest in its businesses. Therefore, it is not anticipated that the Resulting Issuer will pay cash dividends on the Equity Shares in the near future. In addition, the Exchange Rights Agreement will restrict the Resulting Issuer from declaring or paying dividends on the Equity Shares unless economically equivalent dividends are declared and paid on the Exchangeable Shares, subject to applicable law. See “Corporate Structure – Exchangeable Shares and Exchange Rights Agreements – Voting and Dividend Rights”.

The Resulting Issuer’s dividend policy will be reviewed from time to time by the Resulting Issuer Board in the context of the Resulting Issuer’s earnings, financial condition and other relevant factors. The payment of dividends in the future will depend on the earnings, cash flow and financial condition of the Resulting Issuer as well as the need to finance the Resulting Issuer’s business activities and any restrictions that may be contained in any credit or financing agreements and such other factors as the Resulting Issuer Board considers appropriate. Until the time that the Resulting Issuer does pay dividends, which it may never do, Resulting Issuer Shareholders will not be able to receive a return on their Equity Shares unless they sell them. See “Risk Factors – The Resulting Issuer may not pay dividends”.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Please see the MD&A of BRND attached hereto as Appendix B.

Please see the MD&A of GH Group attached hereto as Appendix D.

The MD&A of BRND and of GH Group contain important information about each respective entity’s business and its performance for the relevant periods. The discussion and analysis of BRND and GH Group’s respective financial conditions and results of operations covers periods prior to the completion of the Transaction. The MD&A of BRND and of GH Group should be read in conjunction with the BRND Audited Annual Financial Statements and the GH Group Audited Financial Statements attached to this prospectus as Appendix A and Appendix C, respectively.

All dollar amounts are in U.S. dollars, unless otherwise stated. Amounts for subtotal, totals and percentage variances included in tables in each respective MD&A may not sum or calculate using the numbers as they appear in the tables due to rounding. The MD&A of BRND and GH Group is current as of December 31, 2020. The MD&A of BRND was approved by BRND’s board of directors. These discussions contain forward-looking statements based upon current expectations that involve numerous risks and uncertainties, including those described under the headings “Caution Regarding Forward-Looking Statements”, “Risk Factors” and elsewhere in this prospectus. The actual results of the Resulting Issuer may differ materially from those contained in any forward-looking statements.

DESCRIPTION OF SECURITIES

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Equity Shares and Multiple Voting Shares after giving effect to the Transaction. Following completion of the Transaction, the Resulting Issuer will be authorized to issue an unlimited number each of Subordinate Voting Shares, Restricted Voting Shares, Limited Voting Shares and Multiple Voting Shares. In addition, the Resulting Issuer will have as part of its authorized share capital an unlimited number of preferred shares (excluding the Multiple Voting Shares, “Preferred Shares”) issuable in series with such terms as are determined by the Resulting Issuer Board from time to time. It is not intended that such Preferred Shares will be used for anti-takeover purposes.

The number of Equity Shares expected to be issued and outstanding upon completion of the Transaction will be approximately 62,848,751 (assuming no BRND Shareholders elect to redeem BRND Class A Restricted Voting Shares). Assuming a redemption level of BRND Class A Restricted Voting Shares of 25%, it is expected that there will be approximately 52,786,251 Equity Shares issued and outstanding upon completion of the Transaction. Approximately 4,756,849 Multiple Voting Shares will also be issued and outstanding upon completion of the transaction. No Preferred Shares are expected to be issued and outstanding upon completion of the Transaction. See “Selected Consolidated Financial Information – Pro Forma Consolidated Capitalization”.

Equity Shares and Multiple Voting Shares

In connection with the Transaction, BRND intends to amend its constating documents to, among other things, (i) create and set the terms of the Restricted Voting Shares and Limited Voting Shares, including applying coattail terms to such shares similar to those applicable to the Subordinate Voting Shares as more particularly described below, (ii) amend the terms of the BRND Class A Restricted Voting Shares to provide that, upon completion of the Transaction, the BRND Class A Restricted Voting Shares shall be converted into Subordinate Voting Shares, Restricted Voting Shares or Limited Voting Shares, as applicable (rather than solely into Subordinate Voting Shares), (iii) amend the terms of the Subordinate Voting Shares issuable on conversion of the BRND Class A Restricted Voting Shares, including by amending the requirements in respect of who may hold Subordinate Voting Shares (together with (i) and (ii) above, the “FPI Capital Structure Amendments”), (iv) provide that, upon completion of the Transaction, the BRND Class B Shares shall be directly or indirectly converted on a one-for-one basis into Equity Shares, and (v) amend the terms of the Multiple Voting Shares to convert the terms of such class of shares into non-transferable, redeemable and retractable preferred shares carrying 50 votes per share with no dividend or conversion rights and a $0.001 redemption and liquidation value (rounded down to the nearest cent taking into account all Multiple Voting Shares being redeemed or liquidated at the relevant time by the applicable holder). BRND intends to issue Multiple Voting Shares to the GH Group Founders in connection with the closing of the Transaction.

It is expected that the Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares will, upon completion of the Transaction, collectively trade under the symbol “GLAS.A.U” on the NEO Exchange. It is a condition of closing of the Transaction that the Equity Shares and Warrants be listed and posted for trading on the NEO Exchange. The NEO Exchange has conditionally approved the listing of the Equity Shares and the BRND Warrants under the symbols “GLAS.A.U”, and “GLAS.WT.U”, respectively.

We are seeking to implement the FPI Capital Structure Amendments in order to seek to maintain the Resulting Issuer’s FPI status under U.S. securities laws and thereby avoid a commensurate material increase in the Resulting Issuer’s ongoing costs. This is to be accomplished by implementing a mandatory conversion mechanism in the Resulting Issuer’s share capital to decrease the number of shares eligible to be voted for directors of the Resulting Issuer if the Resulting Issuer’s FPI Threshold (as defined below) is exceeded. Each of the classes of Equity Shares will be, as further described below, economically identical and mandatorily inter-convertible (continuously and without formality) based on (i) the holder’s status as a United States resident or a non-United States resident, and (ii) the status of the Resulting Issuer’s FPI Threshold. This proposed multi-class structure will likely require additional BRND Shareholder votes at the BRND Meeting, including majority of minority approval by a majority of votes cast by the holders of BRND Class A Restricted Voting Shares, excluding any votes attached to BRND Class A Restricted Voting Shares held directly or indirectly by persons who also hold BRND Class B Shares.

Upon implementation of the FPI Capital Structure Amendments in connection with the Transaction, each of the Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares may be considered “restricted securities” or “restricted shares”, as applicable under applicable Canadian securities legislation, respectively, as (i) there will be another class of Resulting Issuer Shares (namely, the Multiple Voting Shares) that will carry a disproportionate vote per share relative to each class of Equity Shares, and (ii) the share terms of the Limited Voting Shares will contain provisions that nullify certain of the voting rights attributable to the Limited Voting Shares (i.e., the Limited Voting Shares will not have votes in respect of the election of directors of the Resulting Issuer).

Under the Articles, the quorum for the transaction of business at a meeting of shareholders of the Resulting Issuer will be two shareholders who are present in person or represented by proxy and who represent at least 25% of the applicable class or series of shares (and, for greater certainty, where more than one class or series of shares are voting together as if they were a single class of shares, at least 25% of the total issued and outstanding shares of such classes or series).

Equity Shares

Exercise of Voting Rights

The holders of each class of Equity Shares will be entitled to receive notice of, to attend (if applicable, virtually) and to vote at all meetings of shareholders of the Resulting Issuer, except that they will not be able to vote (but will be entitled to receive notice of, to attend (if applicable, virtually) and to speak) at those meetings at which the holders of a specific class are entitled to vote separately as a class under the Business Corporations Act (British Columbia) (“BCBCA”), and except that holders of Limited Voting Shares will not be entitled to vote for the election of directors. The Subordinate Voting Shares and Restricted Voting Shares will carry one vote per share on all matters. The Limited Voting Shares will carry one vote per share on all matters except the election of directors, as the holders of Limited Voting Shares will not have any entitlement to vote in respect of the election for directors of the Company.

In connection with any Change of Control Transaction (as defined below) requiring approval of the holders of all classes of Equity Shares under the BCBCA, holders of the Equity Shares shall be treated equally and identically, on a per share basis, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of outstanding Subordinate Voting Shares, Restricted Voting Shares and/or Limited Voting Shares, as applicable, in respect of a resolution approving such Change of Control Transaction, voting separately as a class at a meeting of the holders of that class called and held for such purpose.

For purposes herein, a “Change of Control Transaction” means an amalgamation, arrangement, recapitalization, business combination or similar transaction of the Resulting Issuer, other than an amalgamation, arrangement, recapitalization, business combination or similar transaction that would result in (i) the voting securities of the Resulting Issuer outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the continuing entity or its direct or indirect parent) more than 50% of the total voting power of the voting securities of the Resulting Issuer, the continuing entity or its direct or indirect parent, and more than 50% of the total number of outstanding shares of the Resulting Issuer, the continuing entity or its direct or indirect parent, in each case as outstanding immediately after such transaction, and (ii) the shareholders of the Resulting Issuer immediately prior to the transaction owning voting securities of the Resulting Issuer, the continuing entity or its direct or indirect parent immediately following the transaction in substantially the same proportions (vis-a-vis each other) as such shareholders owned the voting securities of the Resulting Issuer immediately prior to the transaction (provided that in neither event shall the exercise of any exchangeable shares of a subsidiary of the Resulting Issuer that are exchangeable into shares of the Resulting Issuer be taken into account in such determination).

Notwithstanding the foregoing, the holders of an outstanding class of Equity Shares shall be entitled to vote as a separate class, in addition to any other vote of shareholders that may be required, in respect of any alteration, repeal or amendment of the Articles (other than in respect of the creation of a series of Preferred Shares) which would: (i) adversely affect the rights of the holders of the applicable class of Equity Shares; (ii) affect the holders of any class of Equity Shares differently, on a per share basis from any other class of Equity Shares; or (iii) except as already set forth in the Articles, create any class or series of shares ranking equal to or senior to the applicable outstanding class of Equity Shares; and in each case such alteration, repeal or amendment shall not be effective unless a resolution in respect thereof is approved by a majority of the votes cast by holders of the applicable outstanding class of Equity Shares.

Dividends

Holders of Equity Shares will be entitled to receive, as and when declared by the Resulting Issuer Board, dividends in cash or property of the Resulting Issuer. No dividend will be declared or paid on any class of Resulting Issuer Shares unless the Resulting Issuer simultaneously declares or pays, as applicable, equivalent dividends (on a per share basis) on all classes of Equity Shares then issued and outstanding. In the event of the payment of a dividend in the form of shares, holders of Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares shall receive Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares, respectively, unless otherwise determined by the Resulting Issuer Board, provided an equal number of shares is declared as a dividend or distribution on a per-share basis, without preference or distinction, in each case.

Liquidation, Dissolution or Winding-Up

In the case of liquidation, dissolution or winding-up of the Resulting Issuer, whether voluntary or involuntary, or in the event of any other distribution of assets of the Resulting Issuer for the purposes of a dissolution or winding-up of the Resulting Issuer, the holders of Equity Shares will be entitled, subject to the prior rights of the holders of any shares of the Resulting Issuer ranking in priority to the Equity Shares (including any liquidation preference on any issued and outstanding Multiple Voting Shares and/or Preferred Shares), to receive the Resulting Issuer’s remaining property. Each class of Equity Shares is entitled to share equally, on a share for share basis, with all other classes of Equity Shares in all distributions of such assets. No Preferred Shares are currently issued and outstanding, nor are any Preferred Shares expected to be issued and outstanding upon completion of the Transaction.

Rights to Subscribe; Pre-Emptive Rights

The holders of Equity Shares will not be entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of shares, or bonds, debentures or other securities of the Resulting Issuer now or in the future.

Conversion

Under the Articles, where Subordinate Voting Shares are held of record, directly or indirectly, jointly by (i) one or more United States residents, and (ii) one or more non-United States residents, such Subordinate Voting Shares shall be deemed to be held of record by a United States resident. At the request of the Resulting Issuer, beneficial shareholders and actual or proposed transferees will be required to respond to enquiries regarding their status as United States residents or non-United States residents, and will be required to provide declarations or other documents with respect thereto, as may be necessary or desirable, in the discretion of the Resulting Issuer, failing which they would, in the Resulting Issuer’s discretion, be deemed to be United States residents.

If, at any given time, the Subordinate Voting Shares are held of record by United States residents, they will be automatically converted, without further act or formality, on a one-for-one basis into Restricted Voting Shares. If, at any given time, the Restricted Voting Shares or the Limited Voting Shares are held of record by non-United States residents, they will be automatically converted, without further act or formality, on a one-for-one basis into Subordinate Voting Shares.

Notwithstanding the foregoing, if, at any given time, the total number of Restricted Voting Shares represents a number equal to or in excess of the formulaic threshold set forth below (the “FPI Threshold”), then the minimum number of Restricted Voting Shares required to stay within the FPI Threshold will be automatically converted, without further act or formality, on a pro rata basis across all registered holders of Restricted Voting Shares (rounded up to the next nearest whole number of shares), on a one-for-one basis, into Limited Voting Shares:

(0.50 x Aggregate Number of Multiple Voting Shares, Subordinate Voting Shares and Restricted Voting Shares) – (Aggregate Number of Multiple Voting Shares held of record by United States residents)

If, at any given time, the total number of Restricted Voting Shares represents a number below the FPI Threshold, then a number of Limited Voting Shares will be automatically converted, without further act or formality, on a pro rata basis across all registered holders of Limited Voting Shares (rounded down to the next nearest whole number of shares), on a one-for-one basis, into Restricted Voting Shares, to the maximum extent possible such that the Restricted Voting Shares then represent a number of Shares that is one share less than the FPI Threshold.

The Company has applied for exemptive relief from the Canadian securities regulatory authorities such that, inter alia, each class of Equity Shares may be aggregated for the purposes of certain securities law reporting thresholds, including in respect of certain take-over bid and issuer bid rules and the early warning requirements under NI 62-104. See “Securities Laws Exemptions”.

If an offer is made to purchase any class of Resulting Issuer Shares and such offer is one which is required, pursuant to Ontario securities legislation or the rules of a stock exchange on which such Resulting Issuer Shares that are subject to the offer are then listed, to be made to all or substantially all the holders of such Resulting Issuer Shares in a given province of Canada to which these requirements apply (assuming that the offeree was a resident in Ontario), each Subordinate Voting Share, Restricted Voting Share and/or Limited Voting Share shall become convertible, at the option of the holder, on a one-for-one basis, into such class of Resulting Issuer Shares that are subject to the offer, at any time while such offer is in effect until the date prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to such offer. The conversion right may only be exercised in respect of Subordinate Voting Shares, Restricted Voting Shares and/or Limited Voting Shares, as applicable, for the purpose of depositing the resulting Resulting Issuer Shares pursuant to the offer, and for no other reason, including with respect to voting rights attached thereto, which are deemed to remain subject to the provisions concerning voting rights for Subordinate Voting Shares, Restricted Voting Shares and/or Limited Voting Shares, as applicable, notwithstanding their conversion. The transfer agent will be required to deposit the resulting Resulting Issuer Shares pursuant to such offer on behalf of such holder.

Should the applicable Resulting Issuer Shares issued upon such conversion and tendered in response to such offer be withdrawn by shareholders of the Resulting Issuer or not taken up by the offeror, or should the offer be abandoned or withdrawn, then each Resulting Issuer Share resulting from such conversion shall be automatically reconverted, without any further act on the part of the Resulting Issuer or on the part of the holder, back into one Subordinate Voting Share, Restricted Voting Share or Limited Voting Share, as applicable.

Constraints on Share Ownership

Subject to the Specified Exceptions (as defined below), (i) the Subordinate Voting Shares will only be able to be held of record, directly or indirectly, by non-United States residents, and (ii) the Restricted Voting Shares and Limited Voting Shares will only be able to be held of record, directly or indirectly, by United States residents.

Pursuant to the “Specified Exceptions”, (i) the automatic conversion features of the Equity Shares will not apply in the context of Equity Shares held, beneficially owned or controlled by one or more underwriters solely for the purposes of a distribution to the public, and (ii) the United States resident/non-United States resident status of an entity holding, beneficially owning or controlling Equity Shares solely in the capacity of an intermediary in connection with either the payment of funds and/or the delivery of securities and which entity provides centralized facilities for the deposit, clearing or settlement of trades in securities (including CDS Clearing and Depositary Services Inc., or any successor or assign) without general discretionary authority over the voting or disposition of such Equity Shares will be disregarded for purposes of the automatic conversion features of the Equity Shares.

Renamed as Common Shares

At the effective time that there are no Multiple Voting Shares issued and outstanding, the Subordinate Voting Shares may in the discretion of the Board from that point on be named and referred to as “Common Shares”.

Multiple Voting Shares

Exercise of Voting Rights

The holders of Multiple Voting Shares will be entitled to receive notice of, to attend (if applicable, virtually) and to vote at all meetings of shareholders of the Resulting Issuer, except that they will not be able to vote (but will be entitled to receive notice of, to attend (if applicable, virtually) and to speak) at those meetings at which the holders of a specific class are entitled to vote separately as a class under the BCBCA. The Multiple Voting Shares will carry 50 votes per share, voting together with the other classes of Equity Shares as if they were a single class except where otherwise required by law or stock exchange requirements.

The holders of Multiple Voting Shares shall be entitled to vote as a separate class, in addition to any other vote of shareholders that may be required, in respect of any alteration, repeal or amendment of the Articles (other than in respect of the creation of a series of Preferred Shares) which would adversely affect the rights of the holders of the Multiple Voting Shares, and such alteration, repeal or amendment shall not be effective unless a resolution in respect thereof is approved by a majority of the votes cast by holders of the Multiple Voting Shares.

Dividends

Holders of Multiple Voting Shares shall not be entitled to receive any dividends.

Liquidation, Dissolution or Winding-Up

In the case of liquidation, dissolution or winding-up of the Resulting Issuer, whether voluntary or involuntary, or in the event of any other distribution of assets of the Resulting Issuer for the purposes of a dissolution or winding-up of the Resulting Issuer, the holders of Multiple Voting Shares shall be entitled, subject to the prior rights of the holders of any shares of the Resulting Issuer ranking in priority to the Multiple Voting Shares (including any liquidation preference on any issued and outstanding Preferred Shares ranking in priority to the Multiple Voting Shares), to a liquidation preference of $0.001 per Multiple Voting Share (rounded down to the nearest cent taking into account all Multiple Voting Shares being liquidated at the relevant time by the applicable holder).

Rights to Subscribe; Pre-Emptive Rights

The holders of Multiple Voting Shares will not be entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of shares, or bonds, debentures or other securities of the Resulting Issuer.

Retraction and Redemption

The Multiple Voting Shares will be retractable by the holders thereof at any time for $0.001 per Multiple Voting Share (rounded down to the nearest cent taking into account all Multiple Voting Shares being retracted at the relevant time by the applicable holder). In addition, the Multiple Voting Shares will be automatically redeemed by the Corporation for $0.001 per Multiple Voting Share (rounded down to the nearest cent taking into account all Multiple Voting Shares being redeemed at the relevant time by the applicable holder) on the earliest of (i) the third (3rd) anniversary of the Transaction, and (ii) the date on which such Multiple Voting Shares are held or controlled by a person who is not a Permitted Holder (as defined in the Articles to be in effect a controlled affiliate). The Multiple Voting Shares will not be transferable except to Permitted Holders.

Compliance Provisions

The Resulting Issuer’s notice of articles and Articles will contain, in respect of the Equity Shares (and BRND’s notice of articles and Articles currently contain in respect of the Subordinate Voting Shares), certain provisions to facilitate compliance with applicable regulatory and/or licensing regulations (the “Compliance Provisions”). The Compliance Provisions include a combination of certain remedies such as an automatic suspension of voting and/or dividend rights, as applicable, a discretionary right to force a share transfer to a third party and/or a discretionary redemption right in our favour, in each case to seek to ensure that the Resulting Issuer and its subsidiaries are able to comply with applicable regulatory and licensing regulations. The purpose of the Compliance Provisions is to provide the Resulting Issuer with a means of protecting itself from having a shareholder, or, as determined by the Resulting Issuer Board, a group of shareholders acting jointly or in concert, with an ownership interest of, whether of record or beneficially (or having the power to exercise control or direction over) (“Owning or Controlling”), five percent (5%) or more of the issued and outstanding shares of the Resulting Issuer, or such other number as is determined by the Resulting Issuer Board from time to time, and: (i) who a governmental authority granting licenses to, or otherwise governing the operations of, the Resulting Issuer or its subsidiaries has determined to be unsuitable to own Equity Shares; (ii) whose ownership of Equity Share may reasonably result in the loss, suspension or revocation (or similar action) with respect to any licenses or permits relating to the Resulting Issuer’s or its subsidiaries’ conduct of business (being the conduct of any activities relating to the cultivation, manufacturing, distributing and dispensing of cannabis and cannabis-derived products in the United States, which include the owning and operating of cannabis licenses) or in the Resulting Issuer being unable to obtain any new licenses or permits in the normal course, all as determined by the Resulting Issuer Board; or (iii) who have not been determined by the applicable regulatory authority to be an acceptable person or otherwise have not received the requisite consent of such regulatory authority to own the Equity Shares, as applicable, in each case within a reasonable time period acceptable to the Resulting Issuer Board or prior to acquiring any Equity Shares (in each case, an “Unsuitable Person”). The ownership restrictions in the Resulting Issuer’s notice of articles and Articles will also be (and the notice of articles and articles of BRND currently are) subject to an exemption for applicable depositaries and clearing houses as well as underwriters (as defined in the Securities Act (Ontario)) in the course of a distribution of securities

Notwithstanding the foregoing, the Compliance Provisions will provide that any shareholder (or group of shareholders acting jointly or in concert) proposing to Own or Control five percent (5%) or more of the issued and outstanding shares of the Resulting Issuer (or such other number as is determined by the Resulting Issuer Board from time to time) will be required to provide not less than 30 days’ advance written notice to the Corporation by mail sent to the Corporation’s registered office to the attention of the Corporate Secretary and to obtain all necessary regulatory approvals. Upon any such shareholder(s) Owning or Controlling five percent (5%) or more of the issued and outstanding shares of the Resulting Issuer (or such other number as is determined by the Resulting Issuer Board from time to time), and having not received the requisite approval of any applicable regulatory authority to own the Equity Shares, the Compliance Provisions will provide: (i) that such shareholder(s) may, in the discretion of the Resulting Issuer Board, be prohibited from exercising any voting rights and/or receiving any dividends from the Resulting Issuer, unless and until all requisite regulatory approvals are obtained; and (ii) the Resulting Issuer with a right, but not the obligation, at its option, upon notice to the Unsuitable Person, to: (A) redeem any or all Equity Shares directly or indirectly held by an Unsuitable Person; and/or (B) forcibly transfer any or all Equity Shares directly or indirectly held directly or indirectly by an Unsuitable Person to a third party. Such rights are required in order for the Resulting Issuer to comply with regulations in various jurisdictions where the Resulting Issuer or its subsidiaries are expected to conduct business.

Upon receipt by the holder of a notice to redeem or to transfer any or all of its Equity Shares, the holder will be entitled to receive, as consideration therefor, (i) if the Equity Shares are then listed for trading on a stock exchange, no less than 95% of the lesser of (A) the closing price of the Equity Shares on the NEO Exchange (or the then principal exchange on which the Resulting Issuer’s securities are listed for trading) on the trading day immediately prior to the closing of the redemption or transfer (or the average of the last bid and last asking prices if there was no trading on the specified date), and (B) the five-day volume weighted average price of the Equity Shares on the NEO Exchange (or the then principal exchange on which the Resulting Issuer’s securities are quoted for trading) for the five trading days immediately prior to the closing of the redemption or transfer (or the average of the last bid and last asking prices if there was no trading on the specified dates), or (ii) if the Equity Shares are not then listed for trading on a stock exchange, a price per share to be determined by the Resulting Issuer Board, acting reasonably.

The foregoing restriction will not apply to the ownership, acquisition or disposition of Equity Shares as a result of: (i) transfer of Equity Shares occurring by operation of law including, inter alia, the transfer of Equity Shares to a trustee in bankruptcy, (ii) an acquisition or proposed acquisition by one or more underwriters who hold Equity Shares for the purposes of distribution to the public or for the benefit of a third party provided that such third party is in compliance with the foregoing restriction, or (iii) conversion, exchange or exercise of securities issued by the Resulting Issuer or a subsidiary into or for Equity Shares in accordance with their respective terms. If the Resulting Issuer Board reasonably believes that any such holder of the Equity Shares may have failed to comply with the foregoing restrictions, the Resulting Issuer may apply to the Supreme Court of British Columbia, or any other court of competent jurisdiction, for an order directing that such shareholder disclose the number of Equity Shares directly or indirectly held.

Notwithstanding the adoption of the Compliance Provisions, the Resulting Issuer may not be able to exercise such rights in full or at all, including its redemption rights. Under the BCBCA, a corporation may not make any payment to redeem shares if there are reasonable grounds for believing that the Resulting Issuer is unable to pay its liabilities as they become due in the ordinary course of its business or if making the payment of the redemption price or providing the consideration would cause the Resulting Issuer to be unable to pay its liabilities as they become due in the ordinary course of its business. Furthermore, the Resulting Issuer may become subject to contractual restrictions on its ability to redeem its Equity Shares by, for example, entering into a secured credit facility subject to such restrictions. In the event that restrictions prohibit the Resulting Issuer from exercising its redemption rights in part or in full, the Resulting Issuer will not be able to exercise its redemption rights absent a waiver of such restrictions, which the Resulting Issuer may not be able to obtain on acceptable terms or at all.

Ownership of Restricted Voting Shares and Limited Voting Shares

For reasons of tax efficiency, any holder of Multiple Voting Shares that holds at least two (2) Restricted Voting Shares and/or Limited Voting Shares shall be deemed to hold (i) at least one (1) Restricted Voting Share, and (ii) at least one (1) Limited Voting Share.

Advance Notice Requirements for Director Nominations

The Articles will contain an advance notice provision pertaining to the Resulting Issuer Shareholders (who meet the necessary qualifications outlined in the Articles) seeking to nominate candidates for election as directors (a “Nominating Shareholder”) at any annual meeting of the Resulting Issuer Shareholders, or for any special meeting of Resulting Issuer Shareholders if one of the purposes for which the special meeting was called was the election of directors (the “Advance Notice Provisions”). The following description is a summary only and is qualified in its entirety by the full text of the applicable provisions of Articles which will be made available on the Resulting Issuer’s SEDAR profile at www.sedar.com.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Resulting Issuer. To be timely, a Nominating Shareholder’s notice to the Corporate Secretary must be made: (i) in the case of an annual meeting of shareholders (including an annual and special meeting), not less than 30 days’ prior to the date of the annual meeting of Resulting Issuer Shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the 15th day following the Notice Date; and (ii) in the case of a special meeting of shareholders (which is not also an annual meeting) called for the purpose of electing directors (whether or not called for other purposes as well), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made. The Articles will also prescribe the proper written form for a Nominating Shareholder’s notice.

The chairperson of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the notice procedures set forth in the Articles and, if any proposed nomination is not in compliance with such provisions, the discretion to declare that such defective nomination will be disregarded.

Notwithstanding the foregoing, the directors of the Resulting Issuer Board may, in their sole discretion, waive any requirement in the Advance Notice Provisions.

EQUITY INCENTIVE PLAN DESCRIPTION

Summary of Equity Incentive Plan

The Equity Incentive Plan will be implemented in respect of the Resulting Issuer, the principal terms of which are described below.

Purpose

The purpose of the Equity Incentive Plan will be to enable the Resulting Issuer and its affiliated companies to: (i) attract and retain employees, officers, consultants, advisors and non-employee directors capable of assuring the future success of the Resulting Issuer, (ii) offer such persons incentives to put forth maximum efforts, (iii) compensate such persons through various stock-based arrangements and provide them with opportunities for stock ownership, thereby aligning the interests of such persons and the Resulting Issuer Shareholders.

The Equity Incentive Plan permits the grant of (i) nonqualified stock options (“NQSOs”) and incentive stock options (“ISOs”) (collectively, “Options”), (ii) restricted stock units (“RSUs”), (iii) performance compensation awards, and (iv) unrestricted stock bonuses or purchases, which are referred to herein collectively as “Awards”, all as more fully described below.

The Resulting Issuer Board shall have the power to manage the Equity Incentive Plan and may delegate such power at its discretion to any committee of the Resulting Issuer Board, including the Compensation, Nominating and Corporate Governance Committee (“C&CG Committee”).

The Resulting Issuer will not issue equity compensation awards under the Equity Incentive Plan until the Transaction has been completed. The Equity Incentive Plan will be filed on SEDAR at www.sedar.com prior to the completion of the Transaction.

Eligibility

Any non-employee director of the Resulting Issuer or any employee, officer, director, consultant, independent contractor or advisor providing services to the Resulting Issuer or any Affiliate, or any such person to whom an offer of employment or engagement with the Resulting Issuer or any Affiliate is extended, are eligible to participate in the Equity Incentive Plan if selected by the Resulting Issuer Board (the “Participants”). The basis of participation of an individual under the Equity Incentive Plan, and the type and amount of any Award that an individual will be entitled to receive under the Equity Incentive Plan, will be determined by the Resulting Issuer Board based on its judgment as to the best interests of the Resulting Issuer and its shareholders, and therefore cannot be determined in advance.

The maximum number of Equity Shares that may be issued under the Equity Incentive Plan shall be fixed by the Resulting Issuer Board to be 12% of the Equity Shares outstanding, on a diluted basis (including the applicable Equity Shares issuable on exchange of the Exchangeable Shares and on exercise of the BRND Warrants and excluding grants made pursuant to the Equity Incentive Plan and any grants of restricted Exchangeable Shares made under any equity plan of MPB AcquisitionCo, as described below), from time to time, subject to adjustment in the Equity Incentive Plan. 10% of such Equity Shares, subject to adjustment in accordance with the Equity Incentive Plan, shall be available for time-based vested Awards. In addition to the foregoing, 2% of such Equity Shares, subject to adjustment in the Equity Incentive Plan, shall be available for performance-based Awards (with the performance target being set as the market capitalization of the Equity Shares outstanding, on a diluted basis (including the applicable Equity Shares issuable on exchange of the Exchangeable Shares and on exercise of the BRND Warrants and excluding grants made pursuant to the Equity Incentive Plan and any grants of restricted Exchangeable Shares made under any equity plan of MPB AcquisitionCo), having reached or exceeded $1.0 billion for 20 out of 30 consecutive trading days in order for vesting of such Awards to occur). Notwithstanding the foregoing, a maximum of 16,406,629 Equity Shares may be issued as ISOs, subject to adjustment in the Equity Incentive Plan.

The maximum number of Equity Shares that may be issued under the Equity Incentive Plan to any one Related Person, or the number of securities that may be issuable on exercise of the Options granted to any one Related Person, as compensation within any one-year period, excluding performance-based Awards (with the performance target being set as the market capitalization of the Equity Shares outstanding), shall not exceed 5.0% of the outstanding Equity Shares, on a diluted basis (including the applicable Equity Shares issuable on exchange of the Exchangeable Shares and on exercise of the BRND Warrants and excluding grants made under the Equity Incentive Plan and any equity plan of MPB AcquisitionCo), at the time of grant, subject to adjustment in the Equity Incentive Plan. The maximum number of Equity Shares that may be issued under the Equity Incentive Plan to the Resulting Issuer’s non-executive directors, as a whole, or the number of securities that may be issuable on exercise of the Awards granted to the Resulting Issuer’s non-executive directors, as a whole, as compensation within any one-year period, shall not exceed 1.0% of the outstanding Equity Shares, on a diluted basis (including the applicable Equity Shares issuable on exchange of the Exchangeable Shares and on exercise of the BRND Warrants and excluding grants made under the Equity Incentive Plan and any equity plan of MPB AcquisitionCo), at the time of grant, subject to adjustment in the Equity Incentive Plan. The Resulting Issuer Board will not grant Options to any one non-executive director in which the aggregate fair market value (determined as of the time the Options are granted) of such Options during any calendar year (under the Equity Incentive Plan and all other plans of the Resulting Issuer and its Affiliates) shall exceed $100,000, or will not grant Awards in which the aggregate fair market value (determined as of the time the Awards are granted) of the Equity Shares in respect to which the Awards are exercisable by such non-executive director during any calendar year (under the Equity Incentive Plan and all other plans of BRND and its Affiliates) shall exceed C$150,000.

Any shares subject to an Award under the Equity Incentive Plan that are not purchased or are forfeited, cancelled, expire unexercised, are settled in cash, or are used or withheld to satisfy tax withholding obligations of a Participant shall again be available for Awards under the Equity Incentive Plan.

In the event of any dividend (other than a regular cash dividend) or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, forward stock split, reverse stock split, reorganization, plan of arrangement, merger, amalgamation, consolidation, split-up, spin-off, combination, repurchase or exchange of Equity Shares or other securities of the Resulting Issuer, issuance of warrants or other rights to acquire Equity Shares or other securities of the Resulting Issuer, or other similar corporate transaction or event which affects the Equity Shares or unusual or nonrecurring events affecting the Resulting Issuer or the financial statements of the Resulting Issuer, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, the Resulting Issuer Board may, subject to any required regulatory or NEO Exchange approvals, make such adjustment which it deems appropriate in its discretion in order to prevent dilution or enlargement of the rights of Participants under the Equity Incentive Plan, to (i) the number and kind of Equity Shares (or other securities or other property) that may thereafter be issued in connection with Awards, (ii) the number and kind of Equity Shares (or other securities or other property) subject to outstanding Awards, (iii) the purchase price or exercise price relating to any Award or, if deemed appropriate, make provision for a cash payment with respect to any outstanding Award, and/or (iv) any share limit set forth in the Equity Incentive Plan.

MPB AcquisitionCo may establish an equity plan through which awards of restricted Exchangeable Shares may be granted to service providers to MPB AcquisitionCo and their Affiliates. To the extent any awards of restricted Exchangeable Shares are granted by MPB AcquisitionCo, the number of restricted Exchangeable Shares granted by MPB AcquisitionCo will reduce the number of Equity Shares that may be awarded under the Equity Incentive Plan on a one-for-one basis. If any restricted Exchangeable Shares awarded under a MPB AcquisitionCo equity plan are forfeited, cancelled, or are used or withheld to satisfy tax withholding obligations of an award recipient, any such Exchangeable Shares that are forfeited, cancelled, used or withheld will not be treated as reducing the number of Equity Shares that are available for Awards under the Equity Incentive Plan.

Awards

Options

The Resulting Issuer Board is authorized to grant Options to purchase Equity Shares that are either ISOs (meaning they are intended to satisfy the requirements of Section 422 of the Code), or NQSOs (meaning they are not intended to satisfy the requirements of Section 422 of the Code). Options granted under the Equity Incentive Plan will be subject to the terms and conditions established by the Resulting Issuer Board. Options granted under the Equity Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Resulting Issuer Board and specified in the applicable award agreement. The maximum term of an Option granted under the Equity Incentive Plan will be ten years from the date of grant (or five years in the case of an ISO granted to a 10% shareholder). Payment in respect of the exercise of an Option may be made in cash or by check, by surrender of unrestricted shares (at their fair market value on the date of exercise) or by such other method as the Resulting Issuer Board may determine to be appropriate.

RSUs

RSUs are granted in reference to a specified number of Equity Shares and entitle the holder to receive, on achievement of specific performance goals established by the Resulting Issuer Board or after a period of continued service with the Resulting Issuer or its affiliates or any combination of the above as set forth in the applicable award agreement, one Equity Share for each such Equity Share covered by the RSU; provided, that the Resulting Issuer Board may elect to pay cash, or part cash and part Equity Shares in lieu of delivering only Equity Shares. The Resulting Issuer Board may, in its discretion, accelerate the vesting of RSUs. Unless otherwise provided in the applicable award agreement or as may be determined by the Resulting Issuer Board upon a Participant’s termination of employment or service with the Resulting Issuer, the unvested portion of the RSUs will be forfeited and reacquired by the Resulting Issuer for cancellation at no cost.

Unrestricted Stock Bonuses or Purchases

The Resulting Issuer Board is authorized to grant unrestricted Subordinate Voting Shares as consideration for services rendered to the Resulting Issuer or an Affiliate in the prior calendar year, or may offer a Participant the opportunity to purchase unrestricted Equity Shares for cash consideration equal to the fair market value of the unrestricted Equity Shares.

Dividend Equivalents

The Resulting Issuer Board is authorized to grant dividend equivalents, under which the holder shall be entitled to receive payments (in cash, Subordinate Voting Shares, other securities or other property, as determined by the Resulting Issuer Board) equivalent to the amount of cash dividends paid by BRND to holders of Subordinate Voting Shares with respect to a number of Subordinate Voting Shares determined by the Resulting Issuer Board. Subject to the terms of the Equity Incentive Plan and any applicable award agreement, such dividend equivalents may have such terms and conditions as the Resulting Issuer Board shall determine. Notwithstanding the foregoing, (i) the Resulting Issuer Board may not grant dividend equivalents to Participants in connection with grants of Options or other Awards, the value of which is based solely on an increase in the value of the Subordinate Voting Shares after the date of grant of such Award, and (ii) dividend and dividend equivalent amounts may be accrued but shall not be paid unless and until the date on which all conditions or restrictions relating to such Award have been satisfied, waived or lapsed.

Restricted Exchangeable Shares

If, during the term of the Equity Incentive Plan, MPB AcquisitionCo establishes a compensatory plan or arrangement through which they may grant awards of restricted Exchangeable Shares to Participants, any restricted Exchangeable Shares awarded under such plan(s) will reduce the number of Equity Shares that may be awarded under the Equity Incentive Plan on a one-for-one basis. If any restricted Exchangeable Shares awarded under the plans of MPB AcquisitionCo are forfeited, cancelled, or are used or withheld to satisfy tax withholding obligations of an award recipient thereunder, any such restricted Exchangeable Shares that are forfeited, cancelled, used or withheld will thereafter not be treated as reducing the number of Equity Shares that are available for Awards under the Equity Incentive Plan.

General

The maximum term of the Awards to be granted under the Equity Incentive Plan will be 10 years. The Equity Incentive Plan will be presented to the BRND Shareholders at the BRND Meeting for their approval.

The Resulting Issuer Board may impose restrictions on the vesting, exercise or payment of an Award as it determines appropriate. Generally, no Awards (other than fully vested and unrestricted Equity Shares issued pursuant to any Award) granted under the Equity Incentive Plan shall be transferable except by will or by the laws of descent and distribution. No Participant shall have any rights as a shareholder with respect to Equity Shares covered by Options or RSUs, unless and until such Awards are settled in Equity Shares.

No Option shall be exercisable, no Equity Shares shall be issued, no certificates, registration statements or electronic positions for Equity Shares shall be delivered and no payment shall be made under the Equity Incentive Plan except in compliance with all applicable laws and NEO Exchange and any other regulatory requirements.

The Resulting Issuer Board may amend, alter, suspend, discontinue or terminate the Equity Incentive Plan and the Resulting Issuer Board may amend any outstanding Award at any time; provided that (i) such amendment, alteration, suspension, discontinuation, or termination shall be subject to the approval of the Resulting Issuer Shareholders if such approval is necessary to comply with any tax, regulatory or NEO Exchange requirement applicable to the Equity Incentive Plan (including, without limitation, as necessary to comply with the NEO Exchange Policies or any rules or requirements of any applicable securities exchange), and (ii) subject to the next following paragraph, no such amendment or termination may adversely alter or impair the Awards then outstanding without the Award holder’s permission. The Resulting Issuer Board may, without prior approval of the Resulting Issuer Shareholders, correct any defect, supply any omission or reconcile any inconsistency in the Equity Incentive Plan or in any Award or award agreement in the manner and to the extent it shall deem desirable to implement or maintain the effectiveness of the Equity Incentive Plan. The Equity Incentive Plan also provides for the issuance of Equity Shares in lieu of bonuses.

In the event of any reorganization, merger, amalgamation, consolidation, split-up, spin-off, combination, plan of arrangement, take-over bid or tender offer, repurchase or exchange of Equity Shares or other securities of the Resulting Issuer or any other similar corporate transaction or event involving the change of control of the Resulting Issuer (or if the Resulting Issuer shall enter into a written agreement to undergo such a transaction or event), the Resulting Issuer Board may, in its sole discretion, take such measures or make such adjustments in regards to any securities granted pursuant to the Equity Incentive Plan, as it deems appropriate, as further described in the Equity Incentive Plan. Notwithstanding the foregoing, upon a corporate transaction or event involving the change of control of the Resulting Issuer, all securities granted pursuant to the Equity Incentive Plan shall immediately vest.

Unless the Awards and the Equity Shares issuable upon exercise or redemption thereof have been registered under the U.S. Securities Act, and any applicable state securities laws, any Awards or Equity Shares granted to residents of the United States will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act and will be subject to transfer restrictions under U.S. securities laws.

Tax Withholding

The Resulting Issuer may take such action as it deems appropriate to ensure that all applicable federal, State, provincial, local and/or foreign payroll, withholding, income or other taxes, which are the sole and absolute responsibility of a Participant, are withheld or collected from such Participant.

OPTIONS TO PURCHASE SECURITIES

Options

The aggregate number of Options and RSUs that are expected to be outstanding upon completion of the Transaction, as well as their corresponding vesting terms and exercise prices, as applicable, currently remain to be determined. For a description of the Options and RSUs, see “ Equity Incentive Plan Description – Summary of Equity Incentive Plan”.

BRND Warrants and Series A Warrants

29,989,500 BRND Warrants are outstanding as of the date of this prospectus, which were issued as part of the 2019 initial public offering of BRND. Each BRND Warrant shall represent share purchase warrants to acquire BRND Class A Restricted Voting Shares following 65 days after the Effective Date (which, at such time, will represent the right to acquire Equity Shares), at an exercise price of $11.50 per share.

The 29,989,500 BRND Warrants are governed by the terms of the Warrant Agreement. See “Corporate Structure – Warrant Agreement” for a description of the terms.

Once the BRND Warrants become exercisable, pursuant to the terms of the Warrant Agreement, BRND may accelerate the expiry date of the outstanding BRND Warrants (excluding the BRND Founders’ Warrants but only to the extent still held by Mercer at the date of public announcement of such acceleration and not transferred prior to the accelerated expiry date, due to the anticipated knowledge by Mercer of material undisclosed information which could limit their flexibility) by providing 30 days’ notice if, and only if, the closing share price of the BRND Class A Shares (which will be designated as Equity Shares) equals or exceeds $18.00 per share (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like) for any 20 trading days within a 30-trading day period, in which case the expiry date shall be the date which is 30 days following the date on which such notice is provided. In the event that the foregoing conditions are satisfied upon or following completion of the Transaction, it is expected that BRND will accelerate the expiry date of the BRND Warrants by providing such notice.

See “Corporate Structure – GH Group Financing” in respect of the Series A Warrants.

GH Group Equity Incentive Plan

GH Group established an equity incentive plan in 2019 (the “GH EIP”) for the benefit of its employees, officers, directors and eligible consultants (each, a “GH Participant”). The GH EIP provides for options, restricted stock and other forms of awards. It is administered by the GH Group board of directors.

Options have a maximum term of 10 years from the date of grant and the option exercise price could not be less than the fair market value at the date of grant.

Awards are subject to vesting restrictions, either time-based or conditioned on the consummation of an equity financing or initial public offering.

In the event of a GH Participant’s termination of service, his or her options expire as follows:

(i)	In the event of death, options are set to expire on the earlier of (a) their original expiry date, and (b) 12 months after the death, unless extended by the board.

(ii)	In the event of termination for cause, options are set to expire immediately.

(iii)	In the event of termination other than as a result of death or for cause, options are set to expire on the earlier of: (a) their original expiry date; and (b) 90 days from the termination date (or, if the termination was due to disability, 12 months from the termination date).

Option grants could permit cashless exercises and payment of the exercise price by way of a promissory note.

Awards are non-transferable except in the event of death or pursuant to a domestic relations-related court order and are subject to customary anti-dilution provisions for stock splits, stock consolidations, stock dividends and other changes. On a change of control, fully-vested awards could, in the board’s discretion, be either paid out or terminated, unless assumed by the buyer.

As of the date of this prospectus, 60,711,886 stock options (the “GH Options”) are issued and outstanding under the GH EIP, 26,940,583 of which are incentive stock options and 33,771,303 of which are non-qualified stock options. As of the date of this prospectus, 10,821,414 of such incentive stock options are vested, 16,119,169 of such incentive stock options are unvested, 17,744,724 of such non-qualified stock options are vested and 16,026,579 of such non-qualified stock options are unvested. For clarity, the GH Options continue to vest (if applicable) on their respective vesting schedules through the effective time of the Merger.

Pursuant to the terms of the Definitive GH Group Agreement, at the effective time of the Merger:

(i)	each outstanding GH Option that is an incentive stock option will be assumed by the Resulting Issuer and become an option to purchase a number of Equity Shares calculated pursuant to a formula set forth in the Definitive GH Group Agreement, with an exercise price between $2.07 and $3.10. Assuming for illustrative purposes only that the effective time of the Merger were to occur on the date of this prospectus, such number of Equity Shares would be 2,864,539;

(ii)	each outstanding GH Option that is vested and is not an incentive stock option will be cancelled, extinguished and converted into the right to receive a number of Exchangeable Shares calculated pursuant to a formula set forth in the Definitive GH Group Agreement. Assuming for illustrative purposes only that the effective time of the Merger were to occur on the date of this prospectus, such number of Exchangeable Shares would be 1,474,711; and

(iii)	each outstanding GH Option that is unvested and is not an incentive stock option will be cancelled, extinguished and converted into a restricted unit representing a number of Exchangeable Shares calculated pursuant to a formula set forth in the Definitive GH Group Agreement, with an exercise price between $2.07 and $3.10. Assuming for illustrative purposes only that the effective time of the Merger were to occur on the date of this prospectus, such number of Exchangeable Shares would be 1,305,275.

SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

The following sets out, based on the number of issued and outstanding Equity Shares expected to be outstanding upon completion of the Transaction, the anticipated number of securities of the Resulting Issuer that will be subject to a contractual restriction on transfer upon the completion of the Transaction. The Multiple Voting Shares will be non-transferable except to controlled affiliates. To the knowledge of BRND and GH Group, no other securities of the Resulting Issuer will be held in escrow or will be subject to contractual restrictions on transfer upon closing of the Transaction.

	Number of Securities Subject to
Designation of Class	Contractual Restriction	Percentage of Class(2)

Subordinate, Restricted or Limited Voting Shares	10,178,751	16.2%

Exchangeable Shares(1)	29,224,437	100%

Multiple Voting Shares	4,756,849	100%

Notes:

(1)	See “Corporate Structure – Exchangeable Shares and Exchange Rights Agreements – Lockup and Transfer Restrictions Applicable to the Exchangeable Shareholders”.

(2)	Assumes no redemptions of the BRND Class A Restricted Voting Shares.

Mercer Park Brand Acquisition Corp. Founders’ Shares

On the closing of BRND’s initial public offering, the BRND Founders entered into the Exchange Agreement and Undertaking pursuant to which each BRND Founder agreed to certain transfer restrictions in respect of their: (i) aggregate 10,089,750 BRND Founders’ Shares (which were acquired for nominal consideration); (ii) 9,810,000 BRND Warrants (which were acquired for $1.00 per BRND Warrant); and (iii) 109,000 BRND Class B Units (which were acquired for $10.00 per BRND Class B Unit). Pursuant to the Exchange Agreement and Undertaking, the BRND Founders agreed not to transfer any of their Class B Units (including any BRND Class B Shares or BRND Warrants forming part of the BRND Class B Units), Founders’ Shares or Founders’ Warrants, or any securities of BRND received in exchange therefor, prior to the closing of BRND’s qualifying transaction without the prior consent of the NEO Exchange. Such transfer restrictions only apply to BRND Class B Units (including any BRND Class B Shares or BRND Warrants forming part of the Class B Units), Founders’ Shares and Founders’ Warrants and do not apply to any BRND Class A Restricted Voting Shares of the BRND Founders (if any).

Pursuant to the Investor Rights Agreement, none of the Sponsor Shares (i.e., the Equity Shares to be issued to Mercer, Charles Miles and Sean Goodrich on Closing in exchange for their BRND Founders’ Shares) subject to forfeiture thereunder shall be transferable until the expiry of the applicable forfeiture periods.

Exchangeable Shares

See “Corporate Structure – Exchangeable Shares and Exchange Rights Agreements – Lockup and Transfer Restrictions Applicable to the Exchangeable Shareholders”.

PRIOR SALES

There have been no issuances of shares, including any securities convertible or exchangeable into shares, during the 12-month period before the date of this prospectus, except for the proposed Private Placement.

The BRND Class A Restricted Voting Shares are listed on the NEO Exchange and trade under the symbol “BRND.A.U”. The following table sets forth, for the periods indicated, the reported high and low prices and the aggregate volume of trading of the Class A Restricted Voting Shares on the NEO Exchange:

Period	High ($)	Low ($)	Volume
April 2020	9.75	9.50	735,222
May 2020	9.80	9.60	632,950
June 2020	9.95	9.66	2,069,640
July 2020	9.93	9.71	210,274
August 2020	9.95	9.83	487,983
September 2020	9.95	9.80	5,539,402
October 2020	9.95	9.82	676,469

Period	High ($)	Low ($)	Volume
November 2020	10.02	9.84	496,774
December 2020	10.08	9.91	995,473
January 2021	10.80	10.08	2,349,382
February 2021	10.75	10.06	3,058,107
March 2021	10.50	9.84	3,889,469
April 1 - 29, 2021	10.40	9.97	3,860,008

The BRND Warrants are listed on the NEO Exchange and trade under the symbol “BRND.WT”. The following table sets forth, for the periods indicated, the reported high and low prices and the aggregate volume of trading of the BRND Warrants on the NEO Exchange:

Period	High ($)	Low ($)	Volume
April 2020	0.59	0.305	218,775
May 2020	0.70	0.30	649,925
June 2020	0.70	0.50	50,140
July 2020	1.08	0.65	199,350
August 2020	0.70	0.55	125,388
September 2020	0.9	0.51	302,802
October 2020	0.95	0.6	305,836
November 2020	1.25	0.69	497,870
December 2020	1.20	0.90	1,784,867
January 2021	1.76	0.76	1,424,089
February 2021	2.30	1.63	727,270
March 2021	2.00	1.46	451,643
April 1 - 29, 2021	2.44	1.11	9,524,364

PRINCIPAL SHAREHOLDERS

The following table discloses, based on the number of issued and outstanding Equity Shares and Multiple Voting Shares expected to be outstanding upon completion of the Transaction, the names of the persons or companies who, upon completion of the Transaction and assuming that no BRND Shareholders elect to redeem their BRND Class A Restricted Voting Shares, will, to BRND and GH Group’s knowledge, beneficially own or control, directly or indirectly, more than 10% of the combined voting rights attached to the Equity Shares and Multiple Voting Shares.

				Total Voting
			Equity Shares	Power
		Total Voting	assuming	assuming
	Equity Shares	Power upon	Exchangeable	Exchangeable
	upon Closing of	Completion of	Shares are	Shares are	Type of
Name	the Transaction	the Transaction	Exchanged	Exchanged	Ownership
Kyle Kazan(1)	-	35.85%	2,197,654	36.77%	Registered and beneficial
Jamie Rosenwald(2)	-	26.25%	1,247,973	26.77%	Registered and beneficial
Graham Farrar(3)	-	27.78%	1,456,749	28.40%	Registered and beneficial

Notes:

(1)	Will also hold 1,704,586 Multiple Voting Shares (approximately 38.6% of such class of shares) for up to three years from closing of the Transaction, which will be entitled to 50 votes per share and be of nominal value.

(2)	Will also hold 1,247,973 Multiple Voting Shares (approximately 31.4% of such class of shares) for up to three years from closing of the Transaction, which will be entitled to 50 votes per share and be of nominal value.

(3)	Will also hold 1,321,087 Multiple Voting Shares (approximately 30.0% of such class of shares) for up to three years from closing of the Transaction, which will be entitled to 50 votes per share and be of nominal value.

DIRECTORS AND EXECUTIVE OFFICERS

The names, municipality of residence and positions with the Resulting Issuer of the persons who are expected to serve as directors and executive officers of the Resulting Issuer after giving effect to the Transaction are set out below. Each of the proposed members of the Resulting Issuer Board will be formally appointed to the Resulting Issuer Board at or following the closing of the Transaction.

Directors

Name and Province/State and Country of	Present Principal Occupation
Residence
Kyle Kazan	Chief Executive Officer, GH Group
Palos San Verdes, CA, USA
Graham Farrar	President, GH Group
Santa Barbara, CA, USA
Jamie Mendola	Head of Strategy and M&A, Mercer Park L.P.
San Francisco, CA, USA
Jocelyn Rosenwald(1)	Director of Acquisitions and Asset Management, Beach Front
Costa Mesa, CA, USA	Property Management
Lameck Humble Lukangka(1)	Principal, Life Line Financial Group
Los Angeles, CA, USA
George Raveling	Self-Employed Consultant, Coaching for Success
Los Angeles, CA, USA
Bob Hoban	Principal Attorney of Hoban Law Group and Global Proven
Denver, CO, USA	Strategies
Hector De La Torre(1)	Director, California Air Resources Board
Los Angeles, CA, USA

Notes:

(1)	Proposed member of the Audit Committee (as defined below).

As the proposed directors of the Resulting Issuer set forth above are not current directors of BRND and will not become directors until the completion of the Transaction, they will not be subject to liability as directors for any misrepresentation in this prospectus.

The directors of the Resulting Issuer will thereafter be elected by Resulting Issuer Shareholders at each annual meeting of shareholders, and will hold office until the next annual meeting of the Resulting Issuer, unless: (i) his or her office is earlier vacated in accordance with the articles of the Resulting Issuer; or (ii) he or she becomes disqualified to act as a director.

Executive Officers

Name and Residence	Proposed Position with the	Present Principal Occupation
Resulting Issuer
Kyle Kazan	Executive Chairman, Chief	Chief ExecutiveOfficer, GH Group
Palos San Verdes, CA, USA	Executive Officer and Director
Graham Farrar	President and Director	President, GH Group
Santa Barbara, CA, USA
Derek Higgins	Chief Financial Officer	Chief Financial Officer, GH Group
Long Beach, CA, USA
Jamin Horn	Corporate Secretary	General Counsel and Corporate
Long Beach, CA, USA		Secretary, GH Group
Daryl Kato	Chief Operating Officer	Chief Operating Officer, GH Group
Rancho Palos Verdes, CA, USA
Joe Andreae	Vice President, Business	Vice President, Business
Huntington Beach, CA, USA	Development	Development, GH Group

Biographies

The following are brief profiles of the proposed directors and executive officers of the Resulting Issuer, including a description of each individual’s principal occupation within the past five years.

Kyle Kazan, Executive Chairman, Chief Executive Officer and Director

A seasoned investor and expert manager of private equity funds with over two (2) decades of domestic and international experience, Kyle has a track record of growing de novo companies to industry leadership in the fields of fund/asset management, property management and insurance. In 1991 he began investing in real estate, eventually launching a total of 23 private equity funds with a current estimated value of owned and managed properties that stands above $2.75 billion. Kyle also served on the boards of multiple international investment and hedge funds before pivoting in 2016 to the regulated cannabis industry, where he closed four funds and consolidated them to form the vertically integrated GH Group. Since his early service as a special education teacher and law enforcement officer, Kyle has been a vocal advocate for police reform and ending the War on Drugs and its injustices, speaking on behalf of Law Enforcement Against Prohibition (LEAP) and appearing in many media outlets ranging from CNN to Fox. He is a frequent guest professor at NYU Stern School of Business, USC Marshall Business School, and UCLA Anderson School of Management, and Kyle is a graduate of the University of Southern California, where he played varsity basketball for Hall of Fame Coach George Raveling.

Graham Farrar, President and Director

Graham is a serial entrepreneur who began his career as part of the original team at Software.com, taking the company public in 1999. Shortly thereafter, he served on the board of Seacology and was part of the founding team at Sonos, where he was involved with product design, development, sales, and customer support. After Sonos, Farrar served as a board member for Heal the Ocean, was a founder and partner of ebook publishers iStoryTime Inc. and zuuka, and founded a Santa Barbara luxury rental company. He first ventured into the regulated cannabis industry by founding Elite Garden Wholesale, an agriculture technology company focused on developing products for the hydroponics industry. Farrar currently sits on the Board of Directors of The Santa Barbara Bowl Foundation.

Derrek Higgins, Chief Financial Officer

Derrek Higgins serves as Chief Financial Officer for GH Group. Derrek has day to day responsibility managing the financial actions and planning of GH Group, overseeing cash flow, leading capital raises, analyzing mergers and acquisitions, and implementing growth strategies. He has more than 20 years of public and private company financial expertise in preparing venture-backed startups for public listings, representing shareholders and implementing comprehensive profitability and working capital plans. Derrek has held various key roles throughout his career, including most recently as the Chief Financial Officer and board member of FLRish Inc., the parent company of Harborside Inc, where helped lead the completion of Harborside’s reverse takeover of FLRish, Inc., recapitalized the business and implemented public reporting frameworks, accounting policies and operational transformation initiatives across Harborside, its subsidiaries and controlled entities. Prior to FLRish/Harborside, Higgins served as a consultant for The Brenner Group LLC, where he provided Chief Financial Officer advisory services to venture-backed startups and mid-size companies, developed and executed strategic plans, raised capital and managed shareholder representation. Derrek also served as a strategic consultant at Alvarez & Marsal, a global professional services firm known for its work in turnaround management and performance improvement of large, high-profile businesses both in the U.S. and internationally, providing critical assistance to companies in crisis situations and helping to stabilize financial and operational performance by developing and implementing comprehensive profitability and working capital plans. Higgins holds a B.S. degree in Accounting from Arizona State University, an MBA from the USC Marshall School of Business, and a CPA (inactive) in the state of California.

Jamin Horn, General Counsel and Corporate Secretary

Jamin has over a decade of legal experience in counseling high-growth private and public companies, principally in the medical and digital technology sectors, and over six years of experience advising California and multi-state cannabis operators and associated technology service providers. Prior to becoming an attorney, he worked on investor-side early-stage financing and intellectual property commercialization planning and analysis. Jamin joined FLRish, Inc., the parent company of Harborside, in 2017 as Associate Counsel, where he was responsible for corporate and commercial transactions through the company’s growth and public listing before departing at the end of 2020 as VP of Corporate Affairs. He is a member of the California bar, the Association of Corporation Counsel, and the International Cannabis Bar Association, and he holds a JD from UC Davis School of Law and a BS in Molecular, Cellular and Developmental Biology from UC Santa Cruz.

Daryl Kato, Chief Operating Officer

Daryl is a seasoned leader with over 20 years of experience in operations, finance, accounting, and technology across multiple industry sectors and consumer packaged goods categories. Most recently, he served as the Chief Financial Officer and Board Director at Nissin Foods USA. Prior to that, he co-founded and sold a digital out-of-home advertising company and completed several business transformation projects while with Nestlé USA, Global Nestle Professional, Farmer Brothers (NASDAQ: FARM), and Mitsubishi UFJ Financial Group (NYSE: MUFG). Kato began his career in Deloitte’s audit practice where he earned his CPA license. He holds a BA in Business Economics & minor in Accounting from the University of California at Los Angeles and an MBA from USC Marshall School of Business.

Joe Andreae, Vice President, Business Development

Joe is a true veteran of legal cannabis markets, having spent over a decade as a serial cannabis entrepreneur. With multiple endeavors spanning 3 states, he has acquired a range of expertise that encompasses nearly every aspect of the cannabis business, beginning in the cultivation supply sector with lighting and hydroponic equipment for the medical market. From there, he dove ever-deeper into the industry, as a pioneer of the extraction sector in Colorado, co-owner of a medical cannabis dispensary in California, founder/owner of Madrone Oregon, which held 11 state cultivation licenses, and President of the ceramic accessories brand, Hive. Most recently, he served as the CEO of a premium California concentrates brand for three years, before bringing his extensive industry knowledge and leadership to GH Group.

Jocelyn Rosenwald, Director14

Jocelyn began her career as a Teach for America Corps member in New York City. She began her career in real estate investment in 2013 with Beach Front Properties LLC and managed a $500M portfolio of opportunistic real estate investments. In November of 2016, Rosenwald began supervising the operations of 4 funds in the regulated cannabis industry which would eventually be consolidated to form GH Group. Today, Rosenwald sits on the board of GH Group as a director. She holds a BA from the University of Pennsylvania, an MA in Education from Hunter College, and an MBA from UCLA Anderson School of Business. She is a Co-founder and current Board Director of GH Group.

______________________________

14 Considered independent for the purposes of NI 58-101.

Jamie Mendola, Director

Jamie Mendola is the Head of Strategy and M&A for Mercer Park L.P., which is a family office focused on the cannabis sector that controls the Sponsor. Mercer Park provides management services to Ayr Wellness, a U.S. multi-state operator with key assets in 7 states and the parent of the Sponsor of Mercer Park Brand Acquisition Corp. Jamie has nearly 20 years of experience as a public and private equity investor and has been an active investor in the cannabis industry for several years. Prior to joining Mercer Park, Jamie was the CEO and Portfolio Manager of Pacific Grove Capital, a San Francisco-based hedge fund focused primarily on investments in consumer, technology and cannabis. He also managed the Pacific Grove Opportunity Fund, which focused on special purpose acquisition companies (SPACs), and was one of the top performing hedge funds during its tenure. Pacific Grove was named the best new hedge fund by Hedge Funds Review in 2015 and Jamie received accolades from Institutional Investor as a Hedge Fund Rising Star and was named as one of Tomorrow’s Titans by The Hedge Fund Journal. Prior to founding Pacific Grove in 2014, Jamie was a Partner at Scout Capital, which had assets under management of approximately $7 billion. He was a senior member of the firm’s Investment and Risk Committees and helped to build Scout’s west coast office. Previously, Jamie worked as a Principal of Watershed Asset Management, a private equity analyst at JLL Partners and an investment banking analyst at J.P. Morgan Chase. Jamie graduated with a B.S. in Management, summa cum laude, from Binghamton University in 1999, where he was also a 4-year letter-winner in Baseball, and earned his M.B.A. from Stanford’s Graduate School of Business in 2005. He resides in San Francisco with his wife and four sons.

Lameck Humble Lukanga, Director15

Lameck Humble Lukanga was born in a small village in Uganda, where he spent the first decade of his life enduring genocide, famine and extreme poverty. At the age of 11, he and his family were granted a political asylum, allowing them to come to the United States to seek refuge, which he calls “the biggest blessing of my life.” Since, Humble has gone on to become a venerable young leader in finance. Humble owns Life Line Financial Group, a wealth management firm servicing world-class performers and leaders in business, sports and entertainment. In addition to Life Line Financial, Humble serves on the board of trustees for the University of New Mexico and the board of directors for various companies. He holds both a Bachelors and Masters in Business Administration from the Anderson School of Management at the University of New Mexico, received a Personal Finance Planning degree from UCLA and holds the CFP credential. Humble is passionate about social entrepreneurship, financial literacy, freedom and the orphans of Uganda. He is a philanthropist, teacher and self-proclaimed “ambassador of hope”.

George Raveling, Director16

One of basketball’s most impactful Hall of Fame coaches, George has defined his career, from basketball to business, by his relentless dedication to leadership and mentoring. In 1964, he joined the coaching staff at his alma mater, Villanova, before becoming the first African American basketball coach in the Pacific-8 Conference (now the Pac-12), the head coach at Washington State, the University of Iowa and USC, and an assistant coach of the medal-winning U.S. Olympic teams of 1984 and 1988. While coaching, he published two books and afterwards became a broadcaster for Fox Sports and CBS. Nike subsequently named George Director of International Basketball, kicking off his life as an executive; he would go on to key positions on the boards of the NCAA, NABC, USA Basketball, and Nike, Inc. He was the recipient of the Naismith Memorial Hall of Fame’s John W. Bunn Lifetime Achievement Award and the co-founder, with former NFL GM Michael Lombardi, of leadership program The Daily Coach. As a result of his dedication to civil rights and service as additional security during 1963’s famed March on Washington, George is the current guardian of the original draft of Martin Luther King’s “I Have a Dream” speech.

Bob Hoban, Director17

Bob Hoban sits at the center of a large commercial cannabis industry network, a cannabis industry ecosystem that he has cultivated since 2008 as an attorney, an entrepreneur, and an executive. Bob has earned a reputation as a cannabis industry dealmaker representing start-ups, entrepreneurs, governments, and companies in all stages of development. He is a visionary industry leader, who has founded, created, bought, and sold over fifteen of his own cannabis companies. He has served as a C-Suite executive in multiple companies and as a director on a number of boards. He is Co-Founder of Gateway Proven Strategies, a leading global cannabis industry consulting firm. He constructed the Hoban Law Group to become a leading full-service commercial cannabis industry law firm. And Bob served as a cannabis policy instructor at the University of Denver, where he lectured regarding cannabis regulation and policy. He has crafted cannabis policy solutions for over thirty different countries around the world and has consistently been recognized as one of the most influential people in the global cannabis industry by a variety of organizations and publications over the course of the past twelve years. Bob received his Ph.D. in Public Affairs from the University of Colorado, his J.D. from the University of Wyoming and his B.A. from Rutgers University.

15 Considered independent for the purposes of NI 58-101.

16 Considered independent for the purposes of NI 58-101.

17 Considered independent for the purposes of NI 58-101.

Hector De La Torre, Director18

Hector’s career has been defined by his public service and outstanding record of leadership. From 2004-10, Hector represented the 50th District in southeast Los Angeles County to the California State Assembly, where he focused on health care, the environment, and good governance. Previously, he was a member of the South Gate City Council for 8 years, including serving 2 years as Mayor. In 2011, Hector became the Assembly-Appointed Member of the California Air Resources Board, a position he still holds, where he focuses on goods movement, environmental justice, and green technologies. He served as the executive director of the Transamerica Center for Health Studies, a national nonprofit focused on helping people better understand health coverage, and today is chair of the board at L.A. Care, the largest public health plan in America, as well as a trustee of Occidental College, where he received his B.A. He did his graduate studies at the Elliott School of International Affairs at the George Washington University. Hector has been an early and vocal advocate for cannabis policy reform and remains dedicated to serving the industry.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of BRND and GH Group, no proposed nominee for election as a director or proposed executive officer of the Resulting Issuer has been, at the date of the prospectus or within the last 10 years: (a) a director, chief executive officer or chief financial officer of any company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied BRND access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (ii) was the subject of an event that resulted, after that person ceased to be a director or chief executive officer or chief financial officer, in BRND being the subject of such an order; or (b) a director or executive of a company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, transaction or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director or executive officer of the Resulting Issuer has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in making an investment decision.

To the knowledge of BRND, no proposed director or executive officer of the Resulting Issuer has, within the 10 years before the date of the prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, transaction or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

Majority Voting Policy

Consistent with NEO Exchange Requirements, the Resulting Issuer will adopt a majority voting policy prior to the first uncontested meeting of shareholders at which directors are to be elected where such meeting is subsequent to the Resulting Issuer ceasing to be “majority controlled” (as such term is defined in the NEO Exchange Listing Manual). The Resulting Issuer will be “majority controlled” by the GH Group Founders upon closing of the Transaction.

18 Considered independent for the purposes of NI 58-101.

Forum Selection Provisions

The Resulting Issuer’s articles will include a provision providing for a forum for adjudication of certain disputes whereby, unless the Resulting Issuer approves or consents in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of British Columbia, Canada and appellate courts therefrom shall be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Resulting Issuer ; (ii) any action asserting a claim for breach of a fiduciary duty owed by any director or officer of the Resulting Issuer to the Resulting Issuer ; (iii) any action asserting a claim arising pursuant to any provision of the BCBCA or the articles of the Resulting Issuer (as either may be amended from time to time); or (iv) any action asserting a claim otherwise related to the relationships among the Resulting Issuer , its affiliates and their respective shareholders, directors and/or officers, but does not include claims related to the business carried on by the Resulting Issuer or such affiliates. Any person or entity owning, purchasing or otherwise acquiring any interest, including without limitation any registered or beneficial ownership thereof, in the securities of the Resulting Issuer shall be deemed to have notice of and consented to the provisions of the articles.

Conflicts of Interest

Certain of the proposed directors and executive officers of the Resulting Issuer are officers and directors of, or are associated with, other public and private companies. Such associations may give rise to conflicts of interest with the Resulting Issuer from time to time. The BCBCA requires, among other things, that the directors and executive officers of the Resulting Issuer act honestly and in good faith with a view to the best interest of the Resulting Issuer , to disclose any personal interest which they may have in any material contract or transaction which is proposed to be entered into with the Resulting Issuer and, in the case of directors, to abstain from voting as a director for the approval of any such contract or transaction. To the extent that conflicts of interest arise, such conflicts are required to be resolved in accordance with the provisions of the BCBCA.

In light of its anticipated growing operations, BRND recognizes that the position of Chief Financial Officer, currently held by Carmelo Marrelli, may need to be transitioned to accommodate a more considerable time commitment, which may include transitioning to a half-time or full-time Chief Financial Officer, in each case, as the Resulting Issuer Board sees fit. Should the Resulting Issuer resolve to transition such role, it is currently anticipated that Carmelo Marrelli may continue to be retained by the Resulting Issuer as a consultant. See also “Corporate Governance” and “Risk Factors” in this prospectus.

Directors’ and Officers’ Liability Insurance

It is intended that the Resulting Issuer will seek to carry a directors’ and officers’ liability insurance policy which will be designed to protect the Resulting Issuer and its directors and officers against any legal action which may arise as a result of wrongful acts on the part of directors and/or officers of the Resulting Issuer . Any such policy will be written with a maximum limit and be subject to a corporate deductible on all claims.

DIRECTORS’ AND EXECUTIVE OFFICERS’ COMPENSATION

The Resulting Issuer will operate in a competitive and rapidly evolving market. To succeed in this environment and to achieve its business and financial objectives, the Resulting Issuer needs to attract, retain and motivate a highly talented team of executives. It is expected that the Resulting Issuer’s team will possess and demonstrate strong leadership and management capabilities, as well as foster the Resulting Issuer’s company culture, which is at the foundation of its success and remains a pivotal part of its everyday operations.

The Resulting Issuer’s executive compensation program will be designed to achieve the following objectives:

•	provide market-competitive compensation opportunities in order to attract and retain talented, high-performing and experienced executive officers, whose knowledge, skills and performance are critical to the Resulting Issuer’s success;

•	motivate these executive officers to achieve the Resulting Issuer’s business objectives;

•	align the interests of the Resulting Issuer’s executive officers with those of its shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of the Resulting Issuer’s business; and

•	provide incentives that encourage appropriate levels of risk-taking by the executive team.

It is expected that the “named executive officers” of the Resulting Issuer will include Kyle Kazan as the Chief Executive Officer, Graham Farrer as President, Derek Higgins as Chief Financial Officer, Jamin Horn as Corporate Secretary, Daryl Kato as Chief Marketing Officer and Joe Andreae as Vice President, Business Development. An issuer’s “named executive officers” are comprised of its Chief Executive Officer and Chief Financial Officer (or individuals who serve in similar capacities), and its next three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, whose total compensation is, individually, more than C$150,000.

It is anticipated that the Resulting Issuer Board will adopt a written charter for the C&CG Committee that establishes, among other things, the C&CG Committee’s purpose and its responsibilities with respect to executive compensation (see “Corporate Governance – C&CG Committee”). The charter of the C&CG Committee will provide that such committee shall, among other things, assist the Resulting Issuer Board in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure.

Although formal executive compensation arrangements for the executive officers of the Resulting Issuer have not yet been determined, it is anticipated that the Resulting Issuer will adopt a compensation structure for executive officers that is consistent with its peers and designed to provide strong incentive for business growth.

The Resulting Issuer will continue to evaluate its philosophy and compensation programs as circumstances require and plan to review compensation on an annual basis. As part of this review process, it is expected that the Resulting Issuer will be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant, such as the cost to find a replacement for a key employee.

The Resulting Issuer’s annual retainer fee or attendance fee for directors has not been established. However, the Resulting Issuer may establish directors’ fees for non-executive directors in the future, in consultation with a compensation consultant or advisor, and will reimburse directors for all reasonable expenses incurred in order to attend meetings.

All current directors and officers of BRND , as well as all those to be appointed at closing, will be indemnified on customary terms by both BRND and GH Group.

Benchmarking

The executive team is expected to establish an appropriate comparator group for purposes of setting the future compensation of the named executive officers (“NEOs”).

Elements of Compensation

The compensation of the NEOs is expected to be comprised of the following major elements: (a) base salary; (b) an annual, discretionary cash bonus; and (c) long-term equity incentives, consisting of stock options, restricted stock awards, performance compensation awards and/or other applicable awards granted under the Equity Incentive Plan and any other equity plan that may be approved by the Resulting Issuer Board from time to time. These principal elements of compensation are described below.

Base Salary

Base salaries are intended to provide an appropriate level of fixed compensation that will assist in employee retention and recruitment. Base salaries will be determined on an individual basis, taking into consideration the past, current and potential contribution to the Resulting Issuer’s success, the NEO’s experience and expertise, the position and responsibilities of the NEO, and competitive industry pay practices for other high growth, premium brand companies of similar size and revenue growth potential.

Annual Cash Bonus

Annual bonuses may be awarded based on qualitative and quantitative performance standards, and will reward performance of the NEO individually. The determination of a NEO’s performance may vary from year to year depending on economic conditions and conditions in the cannabis industry, and may be based on measures such as stock price performance, the meeting of financial targets against budget (such as adjusted funds from operations), the meeting of acquisition objectives and balance sheet performance.

Equity Incentive Plan

In connection with the Transaction, BRND Shareholders will be asked to approve the Equity Incentive Plan at the BRND Meeting. BRND may grant Options and other securities upon completion of the Transaction. The Resulting Issuer Board may also decide to grant new Options and other securities pursuant to the Equity Incentive Plan in the future. For further details in respect of the Equity Incentive Plan, please see “Equity Incentive Plan Description – Summary of Equity Incentive Plan”.

Pension Plan Benefits

The Resulting Issuer does not intend to implement any deferred compensation plan, pension plan or other forms of funded or unfunded retirement compensation for its employees that provides for payments or benefits at, following or in connection with retirement.

Compensation, Employment Agreements, Termination and Change of Control Benefits

Employment agreements between the Resulting Issuer and its NEOs are expected to be executed in connection with or following closing of the Transaction. It is expected that such employment agreements will contain customary change of control provisions. The specific terms of the employment contracts to be entered into between the Resulting Issuer and its NEOs will be subject to review and approval by the Resulting Issuer Board and, other than as described below, have not yet been finalized as of the date of this prospectus. Upon completion of the Transaction, it is expected that the Resulting Issuer Board will review and adjust the executive compensation for its NEOs to the extent necessary to ensure that the compensation is in line with the Resulting Issuer’s compensation philosophy and objectives and aligned with market practices of similar issues. Accordingly, the information provided below is subject to change following completion of the Transaction.

In respect of the year ended December 31, 2021, the NEOs are expected to have base salaries in the ranges of $220,000 to $450,000, respectively. It is expected that none of the NEOs will be entitled to perquisites or other personal benefits which, in the aggregate, will be worth over $50,000 or over 10% of their base salary.

Following completion of the Transaction, the Resulting Issuer will continue to evaluate its philosophy and compensation programs as circumstances require and plans to review compensation on an annual basis. As part of this review process, the Resulting Issuer expects to be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant, such as the cost to the Resulting Issuer if it were required to find a replacement for a key employee.

Director Compensation

It is anticipated that the Resulting Issuer will pay compensation to its directors, which may be comprised of cash (including annual fees for attending meetings of the Resulting Issuer Board and additional compensation for acting as chairs of committees of the Resulting Issuer Board), stock options and other applicable awards granted in accordance with the terms of the Equity Incentive Plan and the NEO Exchange Policies, or a combination of both. It is anticipated that the Resulting Issuer will grant Options pursuant to its Equity Incentive Plan to each of its independent directors upon the consummation of the Transaction and thereafter annually. It is anticipated that the directors will be reimbursed for any out-of-pocket travel expenses incurred in order to attend meetings of the Resulting Issuer Board, committees of the Resulting Issuer Board or meetings of the shareholders of the Resulting Issuer . It is also anticipated that the Resulting Issuer will obtain customary insurance for the benefit of its directors and enter into indemnification agreements with its directors pursuant to which the Resulting Issuer will agree to indemnify its directors to the extent permitted by applicable law.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date of this prospectus, no current, former, or proposed director, executive officer or employee of BRND or GH Group, nor any of their respective associates, is or has been at any time during the most recently completed financial year, indebted to BRND of GH Group, or is expected to be indebted to BRND or GH Group following the completion of the Transaction, other than routine indebtedness (as defined under NI 51-102).

AUDIT COMMITTEE

The following disclosure is based on the present expectations of the Resulting Issuer with respect to the formal establishment of the Audit Committee (the “Audit Committee”) of the Resulting Issuer Board (without changes to the proposed composition) and the ratification and adoption of its proposed mandate (without any material modifications) will occur following completion of the Transaction. However, such disclosure remains subject to revision prior or subsequent to the Effective Date. See “Notice to Readers” in this prospectus. The proposed mandate of the Audit Committee is set out in Appendix E to this prospectus.

Composition of the Resulting Issuer Audit Committee

On the Effective Date, the Audit Committee is expected to consist of Lameck Humble Lukanga, Jocelyn Rosenwald and Hector De La Torre. It is expected that Lameck Humble Lukanga will be the chair of the Audit Committee. Each member of the Audit Committee will be independent (as defined in National Instrument 52-110 – Audit Committees (“NI 52-110”)) and none is expected to receive, directly or indirectly, any compensation from the Resulting Issuer other than for service as a member of the Resulting Issuer Board and its committees. All proposed members of the Audit Committee are considered to be financially literate (as defined under NI 52-110).

For the relevant education and experience of the members of the Audit Committee, please refer to the biographies of Lameck Humble Lukanga, Jocelyn Rosenwald and Hector De La Torre in “Directors and Executive Officers — Biographies” in this prospectus.

Pre-Approval Policies and Procedures

The Audit Committee will adopt requirements regarding pre-approval of non-audit services as part of its Audit Committee Mandate. The Audit Committee Mandate will require that the Audit Committee must approve in advance any retainer of the auditors to perform any non-audit service to the Resulting Issuer (together with all non-audit service fees) that it deems advisable in accordance with applicable requirements and the Resulting Issuer Board approved policies and procedures. The Audit Committee intends to consider the impact of such service and fees on the independence of the auditor. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee; however, the decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

External Audit Service Fees

All audit and non-audit services to be provided by the Resulting Issuer’s external auditor will be required to be pre-approved by the Audit Committee. It is expected that on an annual basis, the Resulting Issuer’s Audit Committee will pre-approve a budget for certain specific non-audit services such as assistance with tax returns.

CORPORATE GOVERNANCE

Unless otherwise indicated, the following disclosure is based on the present expectations of the Resulting Issuer in respect of its corporate governance practices and the formal establishment of committees of the Resulting Issuer Board described below (without changes to the proposed composition) and the ratification and adoption of their respective proposed mandates (without any material modifications) will occur following completion of the Transaction. However, such disclosure remains subject to revision prior or subsequent to the Effective Date. See “Notice to Readers” in this prospectus.

Statement of Corporate Governance Practices

The Resulting Issuer’s corporate governance disclosure obligations are set out in the Canadian Securities Administrators’ NI 58-101, NP 58-201 and NI 52-110. These instruments set out a series of guidelines and requirements for effective corporate governance (collectively, the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. NI 58-101 requires the disclosure by each listed corporation of its approach to corporate governance with reference to the Guidelines.

Set out below is a description of the anticipated approach of the Resulting Issuer to corporate governance in relation to the Guidelines.

Board of Directors

On the Effective Date, it is expected that the Resulting Issuer Board will be comprised of eight (8) directors: Kyle Kazan, Graham Farrar, Jamie Mendola, Jocelyn Rosenwald, Lameck Humble Lukanga, George Raveling, Bob Hoban and Hector De La Torre. The names, municipality of residence and positions with the Resulting Issuer of the persons who are expected to serve as directors and executive officers of the Resulting Issuer after giving effect to the Transaction are set out below. Each of the proposed members of the Resulting Issuer Board will be formally appointed to the Resulting Issuer Board following closing of the Transaction.

Directors

Name and Province/State and Country of	Present Principal Occupation
Residence

Kyle Kazan	Chief Executive Officer, GH Group
Palos San Verdes, CA, USA

Graham Farrar	President, GH Group
Santa Barbara, CA, USA

Jamie Mendola	Head of Strategy and M&A, Mercer Park L.P.
San Francisco, CA, USA

Jocelyn Rosenwald(1)	Director of Acquisitions and Asset Management, Beach Front
Costa Mesa, CA, USA	Property Management

Lameck Humble Lukangka(1)	Principal, Life Line Financial Group
Los Angeles, CA, USA

George Raveling	Self-Employed Consultant, Coaching for Success
Los Angeles, CA, USA

Bob Hoban	Principal Attorney of Hoban Law Group and Global Proven
Denver, CO, USA	Strategies

Hector De La Torre(1)	Director, California Air Resources Board
Los Angeles, CA, USA

Notes:

(1)	Proposed member of the Audit Committee.

Jonathan Sandelman, Charles Miles, Lawrence Hackett and Andrew Smith are the current directors of BRND and will be subject to liability as directors for and misrepresentation in this prospectus. The following proposed directors are not current directors of BRND and will not become directors of the Resulting Issuer until the completion of the Transaction and therefore they will not be subject to liability as directors for any misrepresentation in this prospectus: Kyle Kazan, Graham Farrar, Jocelyn Rosenwald, Jamie Mendola, Lameck Humble Lukanga, George Raveling, Bob Hoban and Hector De La Torre.

Each director of the Resulting Issuer will thereafter be required to be elected by Resulting Issuer Shareholders at each annual meeting of shareholders, and will hold office until the next annual meeting of the Resulting Issuer, unless: (i) his or her office is earlier vacated in accordance with the Articles of the Resulting Issuer; or (ii) he or she becomes disqualified to act as a director.

The primary function of the Resulting Issuer Board will be to supervise the management of the business and affairs of the Resulting Issuer, including the responsibility for the strategic planning process, risk management, succession planning, approving and communicating a communications policy and disclosure policy, setting internal controls, corporate governance, senior management compensation and oversight, director compensation and assessment and approving material transactions and contracts. The Resulting Issuer Board will also be responsible for reviewing the succession plans for the Resulting Issuer, including appointing, training and monitoring senior management to ensure that the Resulting Issuer Board and management have appropriate skill and experience. The Resulting Issuer Board will establish an Audit Committee and C&CG Committee. See “Audit Committee” and “Corporate Governance – C&CG Committee” for a description of each of the proposed committees of the Resulting Issuer Board, including the proposed membership thereof, as applicable.

Following the Effective Date and consistent with NEO Exchange Requirements, the Resulting Issuer Board will adopt a majority voting policy prior to the first uncontested meeting of shareholders at which directors are to be elected where such meeting is subsequent to the Resulting Issuer ceasing to be “majority controlled” (as such term is defined in the NEO Exchange Listing Manual). The Resulting Issuer will be “majority controlled” by the GH Group Founders upon closing of the Transaction.. See “Directors and Executive Officers — Majority Voting Policy” in this prospectus.

The Resulting Issuer Board will delegate to the applicable committee those duties and responsibilities set out in each committee’s proposed mandate. The primary mandate of the Audit Committee will be to provide assistance to the Resulting Issuer Board in fulfilling its responsibility to Resulting Issuer Shareholders, potential shareholders and the investment community, to oversee the work and review the qualifications and independence of the external auditors of the Resulting Issuer, to review the financial statements of the Resulting Issuer and public disclosure documents containing financial information and to assist BRND with the legal compliance and ethics programs as established by management and by the Resulting Issuer Board and as required by law.

The primary mandate of the C&CG Committee with respect to compensation will be to approve corporate goals and objectives relevant to the compensation of the Resulting Issuer’s CEO and to make recommendations with respect to the Resulting Issuer’s CEO compensation based on its evaluation, to recommend compensation Transactions for the directors, committee members and chairs, and the Resulting Issuer Chairman, to administer and interpret the incentive compensation and equity compensation plans, and to approve the appointment, compensation and terms of employment for the Resulting Issuer’s CFO and senior management of Resulting Issuer. The primary mandate of the C&CG Committee with respect to corporate governance will be to assess the effectiveness of the Resulting Issuer Board, of committees of the Resulting Issuer Board and of the directors of the Resulting Issuer Board, to recommend to the Resulting Issuer Board candidates for election as directors and candidates for appointment to Board committees and to advise the Resulting Issuer Board on enhancing Resulting Issuer’s corporate governance through a continuing assessment of Resulting Issuer’s approach to corporate governance.

Independence of the Resulting Issuer Board

NI 58-101 defines an “independent director” as a director who has no direct or indirect material relationship with Resulting Issuer. A “material relationship” is in turn defined as a relationship which could, in the view of the Resulting Issuer Board, be reasonably expected to interfere with such member’s independent judgment. In determining whether a particular director is an “independent director” or a “non-independent director”, the Resulting Issuer Board will consider the factual circumstances of each director in the context of the Guidelines.

It is expected that the Resulting Issuer Board will be comprised of eight (8) members upon completion of the Transaction. Kyzle Kazan, Graham Farrar and Jamie Mendola are not considered independent for the purposes of NI 58-101 because of,: (i) in respect of Kyle Kazan and Graham Farrar, their anticipated roles as executive officers of the Resulting Issuer upon completion of the Transaction, and (ii) in respect of Jamie Mendola, his position as Head of Strategy and M&A of Mercer Park, L.P., which is the parent of Mercer.

Executive Chairman

Kyle Kazan will serve as the Executive Chairman of the Resulting Issuer. The Executive Chairman’s role will be to coordinate the management, development and effective functioning of the Resulting Issuer Board and provide leadership. The Executive Chairman and each committee can also engage outside consultants without consulting management. This is designed to ensure they receive independent advice as they feel necessary.

Meeting In-camera

The Resulting Issuer Board and committees are expected to hold regularly scheduled meetings at each quarterly board meeting without management and non-independent directors, including Mr. Kazan, the anticipated chairperson of the Resulting Issuer Board. These discussions are intended to generally form part of the committee chairs’ reports to the Resulting Issuer Board. The BRND’s Chairman intends to encourage open and candid discussions among the independent directors by providing them with an opportunity to express their views on key topics before decisions are taken.

Succession Planning

The C&CG Committee (with the advice of the BRND’s Chairman) is expected to provide primary oversight of succession planning for senior management, the performance assessment of the Resulting Issuer’s CEO, and the Resulting Issuer’s CEO’s assessments of the other senior officers. The C&CG Committee is expected to conduct in-depth reviews of succession options relating to senior management positions and, when appropriate, is expected to approve the rotation of senior executives into new roles to broaden their responsibilities and experiences and deepen the pool of internal candidates for senior management positions. The C&CG Committee is expected to develop an emergency succession plan and contingency plan for the Resulting Issuer’s CEO for a scenario in which the CEO suddenly and unexpectedly was unable to perform his duties for an extended period.

The independent directors are expected to participate in the assessment of the performance of the Resulting Issuer’s CEO every year. The Resulting Issuer Board is expected to approve all appointments of executive officers.

Director Term Limits/Mandatory Retirement

The Resulting Issuer Board will consider the matters of term limits and mandatory retirement. At this time, BRND does not expect that these types of policies would be appropriate for the Resulting Issuer Board. BRND believes that a rigorous self-evaluation process combined with input, where appropriate, from an external third party governance firm would be a more effective and transparent manner to ensure that the Resulting Issuer’s directors add value and remain strong contributors.

Diversity

Board of Directors

BRND recognizes the benefits that diversity brings to BRND. The Resulting Issuer Board will aim to be comprised of directors who have a range of perspectives, insights and views in relation to the issues affecting the Resulting Issuer. This belief in diversity is expected to be reflected in a written Diversity Policy that is expected to be adopted by the Resulting Issuer Board. The Diversity Policy is expected to state that the Resulting Issuer Board should include individuals from diverse backgrounds, having regard to, among other things, gender, status, age, business experience, professional expertise, education, nationality, race, culture, language, personal skills and geographic background. Accordingly, consideration of whether the diverse attributes highlighted in the policy are sufficiently represented on the Resulting Issuer Board will be an important component of the selection process for new Resulting Issuer Board members.

Management

BRND believes that a diversity of backgrounds, opinions and perspectives and a culture of inclusion helps to create a healthy and dynamic workplace, which improves overall business performance. BRND recognizes the value of ensuring that the Resulting Issuer has leaders who are women. The Resulting Issuer will work to develop its employees internally and provide them with opportunities to advance their careers. The Resulting Issuer will build a strategy and execution plan to work towards increasing the representation of women in leadership roles at all levels of the organization. One of the objectives of this initiative will be to ensure that there are highly-qualified women within the Resulting Issuer available to fill vacancies in executive officer and other leadership positions. In appointing individuals to its leadership team, both at the corporate level and business vertical level, the Resulting Issuer will weigh a number of factors, including the skills and experience required for the position and the personal attributes of the candidates.

Female Representation

Two (2) of the proposed directors of the Resulting Issuer are female, and BRND recognizes the value of the contribution of members with diverse attributes on the Resulting Issuer Board and will be committed to ensuring that there is representation of women on the Resulting Issuer Board in the future. However, the Resulting Issuer does not intend to establish a target regarding the number of women on the Resulting Issuer Board. BRND believes a target would not be the most effective way of ensuring the Resulting Issuer Board is comprised of individuals with diverse attributes and backgrounds. The Resulting Issuer will, however, evaluate the appropriateness of adopting targets in the future.

Three (3) of the 10 proposed executive officers of the Resulting Issuer are female. The Resulting Issuer does not intend to establish a target regarding the number of women in executive officer or senior leadership positions. BRND believes that the most effective way to achieve its goal of increasing the representation of women in leadership roles at all levels of the organization is to identify high-potential women within the Resulting Issuer and work with them to ensure they develop the skills, acquire the experience and have the opportunities necessary to become effective leaders. The Resulting Issuer will, however, evaluate the appropriateness of adopting targets in the future.

Orientation and Continuing Education

As set out in the proposed Resulting Issuer Board Mandate, the Resulting Issuer will have a policy of making a full initial orientation and continuing education process available to Board members. All new directors are expected to be provided with an initial orientation regarding the nature and operation of the Resulting Issuer’s business and the affairs of the Resulting Issuer and as to the role of the Resulting Issuer Board and its committees, as well as the legal obligations of a director of the Resulting Issuer. Existing directors will also be periodically updated on these matters.

In order to orient new directors as to the nature and operation of the Resulting Issuer’s business, they will be given the opportunity to meet with key members of the management team to discuss the Resulting Issuer’s business and activities. In addition, new directors will receive copies of Board materials, corporate policies and procedures, and other information regarding the business and operations of the Resulting Issuer.

Resulting Issuer Board members will be expected to keep themselves current with industry trends and developments and will be encouraged to communicate with management and, where applicable, auditors, advisors and other consultants of the Resulting Issuer. Board members will have access to the Resulting Issuer’s in-house and external legal counsel in the event of any questions or matters relating to Resulting Issuer Board members’ corporate and director responsibilities and to keep themselves current with changes in legislation. Resulting Issuer Board members have full access to the Resulting Issuer’s records.

It is expected that the Resulting Issuer will provide on-going continuous education programs through key business area presentations, business updates and operations site visits as appropriate.

Social Responsibility

The Resulting Issuer’s Board’s role is expected to include considering and reviewing with management the Resulting Issuer’s fundamental policies and internal controls pertaining to environment, health and safety, and sustainability, and review procedures designed to minimize environmental, occupational health and safety and other risks while undertaking due consideration of opportunities and performance enhancement thereto. The Resulting Issuer’s Board’s role is also expected to include seeking to verify that management proactively identifies and monitors the impact of proposed legislation and other emerging issues in environmental and sustainability areas, that the Resulting Issuer’s business is conducted in a socially responsible and ethical manner and that management engages, respects and supports the communities in which the Resulting Issuer works.

Nomination of Directors

The C&CG Committee’s role will be to recommend to the Resulting Issuer Board candidates for election as directors and candidates for appointment to Resulting Issuer Board committees as set out in the C&CG Committee Mandate. BRND’s Chairman is also expected to consult with the C&CG Committee regarding candidates for nomination or appointment to the Resulting Issuer Board.

Board and Committee Assessment

The C&CG Committee’s role is expected to be to assess the effectiveness of the Resulting Issuer Board as a whole, the committees of the Resulting Issuer Board and the contribution of individual directors.

Audit Committee

The Audit Committee is expected to be comprised of three (3) directors of the Resulting Issuer: (i) Lameck Humble Lukanga; (ii) Jocelyn Rosenwald; and (iii) Hector De La Torre, all of whom will be independent for purposes of NI 52-110. The role and operation of the Audit Committee are set out in the Resulting Issuer’s proposed Audit Committee Mandate, the text of which is included as Appendix E to this prospectus. See “Audit Committee”.

The members of the Audit Committee will be appointed annually by the Resulting Issuer Board, and each member of the Audit Committee will serve at the pleasure of the Resulting Issuer Board until the member resigns, is removed, or ceases to be a member of the Resulting Issuer Board.

Compensation, Nomination & Corporate Governance Committee

The Resulting Issuer will establish a majority or fully independent C&CG Committee following completion of the Transaction. It is expected that the C&CG Committee will conduct its business on the basis of majority approval, which encourages an objective process for determining compensation.

The members of the C&CG Committee are anticipated to be appointed annually by the Resulting Issuer Board, and it is expected that each member of the C&CG Committee will serve at the pleasure of the Resulting Issuer Board until the member resigns, is removed, or ceases to be a member of the Resulting Issuer Board.

To fulfil its role in developing the Resulting Issuer’s approach to compensation issues, it is anticipated that the C&CG Committee shall:

(i)	review and approve corporate goals and objectives relevant to the compensation of the Resulting Issuer’s CEO;

(ii)	evaluate the performance of the Resulting Issuer’s CEO in light of those corporate goals and objectives, and make recommendations to the Resulting Issuer Board with respect to the compensation level of the Resulting Issuer’s CEO based on its evaluation;

(iii)	review the recommendations to the C&CG Committee of the Resulting Issuer’s CEO respecting the appointment, compensation and other terms of employment of the Resulting Issuer’s CFO, all senior management reporting directly to the Resulting Issuer’s CEO and all other officers appointed by the Resulting Issuer Board and, if advisable, approve and recommend for board approval, with or without modifications, any such appointment, compensation and other terms of employment;

(iv)	administer and interpret the Resulting Issuer’s share compensation agreements and its policies respecting the grant of options or other share-based compensation or the sale of shares thereunder, and review and recommend for approval of the Resulting Issuer Board the grant of options thereunder and the terms thereof;

(v)	review the Resulting Issuer’s pension and retirement Transactions in light of the overall compensation policies and objectives of the Resulting Issuer;

(vi)	review employment agreements between the Resulting Issuer and the Resulting Issuer’s CEO, and between the Resulting Issuer and executive officers, and amendments to the terms of such agreements shall be subject to review and recommendation by the C&CG Committee and approval by the Resulting Issuer Board;

(vii)	review management’s policies and practices respecting the Resulting Issuer’s compliance with applicable legal prohibitions, disclosure requirements or other requirements on making or arranging for personal loans to senior officers or directors or amending or extending any such existing personal loans or Transactions;

(viii)	recommend to the Resulting Issuer Board for its approval the terms upon which directors shall be compensated, including the Chairman (if applicable) and those acting as committee chairs and committee members;

(ix)	review on a periodic basis the terms of and experience with the Resulting Issuer’s executive compensation programs for the purpose of determining if they are properly coordinated and achieving the purpose for which they were designed and administered;

(x)	review executive compensation disclosure before the Resulting Issuer publicly discloses this information;

(xi)	submit a report to the Resulting Issuer Board on human resources matters at least annually; and

(xii)	prepare an annual report for inclusion in the Resulting Issuer’s management information circular to Resulting Issuer Shareholders respecting the process undertaken by the committee in its review of compensation issues and prepare a recommendation in respect of the compensation of the Resulting Issuer’s CEO.

It is expected that the C&CG Committee’s role with respect to corporate governance is expected to include, among other things:

(i)	developing and updating a long-term plan for the composition of the Resulting Issuer Board that takes into consideration the current strengths, competencies, skills and experience of the Resulting Issuer Board members, retirement dates and the strategic direction of the Resulting Issuer, and reporting to the Resulting Issuer Board thereon at least annually;

(ii)	undertaking on an annual basis an examination of the size of the Resulting Issuer Board, with a view to determining the impact of the number of directors, the effectiveness of the Resulting Issuer Board, and recommending to the Resulting Issuer Board, if necessary, a reduction or increase in the size of the Resulting Issuer Board;

(iii)	endeavouring, in consultation with the Resulting Issuer’s Chairman (or Lead Director, if applicable), to seek to ensure that an appropriate system is in place to evaluate the effectiveness of the Resulting Issuer Board as a whole, each of the committees of the Resulting Issuer Board and each individual director of the Resulting Issuer Board with a view to ensuring that they are fulfilling their respective responsibilities and duties;

(iv)	in consultation with the Resulting Issuer’s Chairman (or Lead Director, if applicable), and the Resulting Issuer’s CEO, annually or as required, recruiting and identifying individuals qualified to become new board members and recommending to the Resulting Issuer Board new director nominees for the next annual meeting of Resulting Issuer Shareholders;

(v)	in consultation with the Resulting Issuer’s Chairman (or Lead Director, if applicable), annually or as required, identifying and recommending to the Resulting Issuer Board, the individual directors to serve on the various committees, taking into consideration (A) the competencies and skills that the Resulting Issuer Board considers to be necessary for the Resulting Issuer Board, as a whole, to possess, (B) the diversity of the Resulting Issuer Board composition, including whether targets have been adopted for women, visible minorities, indigenous people and people with disabilities on the Resulting Issuer Board or in executive officer positions, (C) the competencies and skills that the Resulting Issuer Board considers each existing director to possess, and (D) the competencies and skills each new nominee will bring to the boardroom;

(vi)	conducting a periodic review of the Resulting Issuer’s corporate governance policies and making policy recommendations aimed at enhancing board and committee effectiveness;

(vii)	reviewing overall governance principles, monitoring disclosure and best practices of comparable and leading companies, and bringing forward to the Resulting Issuer Board a list of corporate governance issues for review, discussion or action by the Resulting Issuer Board or its committees;

(viii)	reviewing the disclosure in the Resulting Issuer’s public disclosure documents relating to corporate governance practices and preparing recommendations to the Resulting Issuer Board regarding any other reports required or recommended on corporate governance;

(ix)	proposing agenda items and content for submission to the Resulting Issuer Board related to corporate governance issues and providing periodic updates on recent developments in corporate governance to the Resulting Issuer Board;

(x)	conducting a periodic review of the relationship between management and the Resulting Issuer Board, particularly in connection with a view to ensuring effective communication and the provision of information to directors in a timely manner;

(xi)	reviewing annually the Resulting Issuer Board Mandate and the mandates for each committee of the Resulting Issuer Board, together with the position descriptions, if any, of each of the Resulting Issuer’s Chairman, CEO, director and committee chairs, and where necessary, recommending changes to the Resulting Issuer Board;

(xii)	reviewing and recommending the appropriate structure, size, composition, mandate and members for the committees, and recommending for board approval the appointment of each to board committees;

(xiii)	recommending procedures to seek to ensure that the Resulting Issuer Board and each of its committees function independently of management;

(xiv)	monitoring conflicts of interest (real or perceived) of both the Resulting Issuer Board and management in accordance with the Code, and other policies on conflicts of interest and ethics; and

(xv)	recommending procedures to permit the Resulting Issuer Board to meet on a regular basis without management or non-independent directors.

The C&CG Committee is expected to make recommendations for candidates to the Resulting Issuer Board and candidates for appointment to various committees of the Resulting Issuer Board, and in making such recommendations is expected to consider the competencies and skills that the Resulting Issuer Board considers to be necessary for the Resulting Issuer Board as a whole to possess, the competencies and skills that the Resulting Issuer Board considers each existing director to possess, and the competencies and skills each new nominee will bring to the Resulting Issuer’s boardroom. It is expected that the responsibility for approving new nominees to Resulting Issuer Board will fall to the full Resulting Issuer Board. It is also expected that the C&CG Committee will be able to make, where appropriate, recommendations for the removal of a director from the Resulting Issuer Board or from a committee of the Resulting Issuer Board if he or she is no longer qualified to serve as a director under applicable requirements or for any other reason it considers appropriate.

Code of Conduct

The Resulting Issuer Board is expected to consider whether to adopt a written code of conduct in due course following the closing of the Transaction that applies to all of its directors, officers and employees. The objective of the code of conduct, if adopted, would be to provide guidelines for maintaining the Resulting Issuer’s integrity, reputation, honesty, objectivity and impartiality. If adopted, the code of conduct is expected to address, among other things, conflicts of interest, protection of assets, confidentiality, fair dealing with shareholders, competitors and employees, insider trading, compliance with laws and reporting any illegal or unethical behaviour. As part of the code of conduct, if adopted, any person subject to the code of conduct would be required to avoid or fully disclose interests or relationships that are harmful or detrimental to the Resulting Issuer’s best interests or that may give rise to real, potential or the appearance of conflicts of interest. The Resulting Issuer Board would have ultimate responsibility for the stewardship of the code of conduct.

Key Governance Documents

Following completion of the Transaction, it is expected that many policies and practices will support the corporate framework of the Resulting Issuer. The following documents will constitute key components of the Resulting Issuer’s corporate governance system and are expected to be made available by the Resulting Issuer subsequent to completion of the Transaction:

•	Audit Committee Mandate;

•	C&CG Committee Mandate;

•	Disclosure and Insider Trading Policy (which Insider Trading Policy shall apply to the Resulting Issuer’s directors, executives and other employees); and

•	Code of Conduct (if adopted).

REGULATORY APPROVALS

It is a condition precedent in favour of each of BRND and the sellers under each Definitive GH Group Agreement to the completion of the Transaction that (i) the NEO Exchange shall have approved the Transaction as qualifying as BRND’s “qualifying transaction” within the meaning of the NEO Exchange Listing Manual, (ii) clearance is received from the applicable Canadian securities regulators, including the OSC, in respect of this prospectus, and (iii) clearance is received from the applicable United States antitrust regulators under the HSR Act in respect of the Definitive GH Group Agreement.

Notice to and/or the approval or consent by the following U.S. State and local authorities may also be required in connection with completion of the Transaction:

•	California Bureau of Cannabis Control;

•	California Department of Food and Agriculture;

•	California Department of Public Health;

•	City of American Canyon;

•	City of Port Hueneme;

•	City of Willits;

•	City of Mendota;

•	City of Dunsmuir;

•	City of Lemon Grove;

•	City of Eureka;

•	City of Walnut Creek;

•	City of Willows;

•	City of Napa;

•	City of Lompoc;

•	City of Chula Vista;

•	City and County of San Francisco;

•	City of Salinas;

•	City of Moreno Valley;

•	City of San Luis Obispo; and

•	City of Hesperia.

RISK FACTORS

The following are certain factors relating to the business of BRND and/or the Resulting Issuer, as applicable. These risks and uncertainties are not the only ones we face. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this prospectus. Additional risks and uncertainties not presently known to BRND or currently deemed immaterial by BRND may also impair the operations of BRND and/or the Resulting Issuer, as applicable. If any such risks actually occur, shareholders of BRND could lose all or part of their investment and the business, financial condition, liquidity, results of operations and prospects of BRND and/or the Resulting Issuer, as applicable, could be materially adversely affected and the ability of the Resulting Issuer to implement its growth plans could be adversely affected.

The acquisition of any of the securities of BRND is speculative, involving a high degree of risk and should be undertaken only by persons whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the securities of BRND should not constitute a major portion of an individual’s investment portfolio and should only be made by persons who can afford a total loss of their investment. BRND’s shareholders should evaluate carefully the following risk factors associated with BRND’s securities, along with the risk factors described elsewhere in this prospectus.

Risks Related to Legality of Cannabis

While legal under applicable U.S. State law, the Resulting Issuer’s business activities are illegal under U.S. federal law.

Investors are cautioned that in the United States, cannabis is largely regulated at the State level. To BRND’s knowledge, as of the date hereof, some form of cannabis has been legalized in 47 States, the District of Columbia, and the territories of Guam, U.S. Virgin Islands, Northern Mariana Islands and Puerto Rico. Additional States have pending legislation regarding the same. Although each State in which the Resulting Issuer will operate authorizes, as applicable, medical and/or adult-use cannabis production and distribution by licensed or registered entities, and numerous other States have legalized cannabis in some form, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts under federal law under any and all circumstances under the Substances Act. The concepts of “medical cannabis”, “retail cannabis” and “adult-use cannabis” do not exist under U.S. federal law. Marijuana is a Schedule I drug under the Substances Act. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the U.S., and a lack of safety for the use of the drug under medical supervision. Although BRND and GH Group believe their respective businesses are, and that the business of the Resulting Issuer will be, compliant with applicable U.S. State and local law, strict compliance with State and local laws with respect to cannabis may not absolve the Resulting Issuer of liability under U.S. federal law, nor may it provide a defense to any federal proceeding which may be brought against the Resulting Issuer. Any such proceedings brought against the Resulting Issuer may result in a material adverse effect on the Resulting Issuer.

Since the possession and use of cannabis and any related drug paraphernalia is illegal under U.S. federal law, the Resulting Issuer may be deemed to be aiding and abetting illegal activities. GH Group manufactures and distributes medical and adult-use cannabis. As a result, U.S. law enforcement authorities, in their attempt to regulate the illegal use of cannabis and any related drug paraphernalia, may seek to bring an action or actions against the Resulting Issuer, including, but not limited to, a claim regarding the possession, use and sale of cannabis, and/or aiding and abetting another’s criminal activities. The U.S. federal aiding and abetting statute provides that anyone who “commits an offense or aids, abets, counsels, commands, induces or procures its commission, is punishable as a principal.” As a result, the U.S. DOJ, under the current administration, could allege that the Resulting Issuer has “aided and abetted” violations of federal law by providing financing and services to the Corporation. Under these circumstances, the federal prosecutor could seek to seize the assets of the Resulting Issuer, and to recover the “illicit profits” previously distributed to shareholders resulting from any of the foregoing. In these circumstances, the Resulting Issuer’s operations would cease, shareholders may lose their entire investment and directors, officers and/or shareholders may be left to defend any criminal charges against them at their own expense and, if convicted, be sent to federal prison. Such an action would result in a material adverse effect on the Resulting Issuer.

U.S. Customs and Border Protection (“CBP”) enforces the laws of the United States. Crossing the border while in violation of the Substances Act and other related federal laws may result in denied admission, seizures, fines and apprehension. CBP officers administer the Immigration and Nationality Act to determine the admissibility of travelers, who are non-U.S. citizens, into the United States. An investment in BRND, or, following completion of the Transaction, the Resulting Issuer, if it became known to CBP, could have an impact on a shareholder’s admissibility into the United States and could lead to a lifetime ban on admission. See “Risk Factors - U.S. border officials could deny entry of non-U.S. citizens into the U.S. to employees of or investors in companies with cannabis operations in the United States and Canada”.

The Resulting Issuer will derive 100% of its revenues from the cannabis industry in the State of California which industry is illegal under U.S. federal law. Even where the Corporation’s cannabis-related activities are compliant with applicable State and local law, such activities remain illegal under U.S. federal law. The enforcement of relevant laws is a significant risk.

Medical cannabis has been protected against enforcement by enacted legislation from the United States Congress in the form of what is commonly called the “Rohrabacher-Blumenauer Amendment”, which prevents federal prosecutors from using federal funds to impede the implementation of medical cannabis laws enacted at the State-level, subject to the United States Congress restoring such funding. Notably, this amendment has always applied to only medical cannabis programs, and has no effect on pursuit of recreational cannabis activities. The amendment has historically been passed as an amendment to omnibus appropriations bills, which by their nature expire at the end of a fiscal year or other defined term. The current omnibus appropriations bill continued the protections for the medical cannabis marketplace and its lawful participants from interference by the U.S. DOJ up and through the 2021 appropriations deadline of September 30, 2021.

In July 2020, the House of Representatives passed the “Blumenauer-McClintock-Norton-Lee amendment,” to the Commerce, Justice, Science (CJS) Appropriations bill. That amendment proposed continuing the Rohrabacher- Blumenauer Amendment’s protections for state medical cannabis programs, and extend those protections to include recreational programs in states where recreational cannabis is legal. The amendment was not included in the final spending bill, so at this time the protections afforded by the Rohrabacher-Blumenauer Amendment apply only to medical cannabis programs.

Should the Rohrabacher-Blumenauer Amendment language not be included in the Fiscal Year 2022 appropriations package, there can be no assurance that the federal government will not seek to prosecute cases involving medical cannabis businesses that are otherwise compliant with State law. Such potential proceedings could involve significant restrictions being imposed upon the Resulting Issuer or third parties, while diverting the attention of key executives. Such proceedings could have a material adverse effect on the Resulting Issuer, even if such proceedings were concluded successfully in favour of the Resulting Issuer.

Violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on the Resulting Issuer, including its reputation and ability to conduct business, its holding (directly or indirectly) of medical and adult-use cannabis licenses in the United States, its financial position, operating results, profitability or liquidity or the market price of its publicly-traded shares. In addition, it will be difficult for the Resulting Issuer to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

The approach to the enforcement of cannabis laws may be subject to change or may not proceed as previously outlined.

As a result of the conflict between state and federal law regarding cannabis, investments in cannabis businesses in the U.S. are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in the Cole Memorandum addressed to all United States district attorneys acknowledging that notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several States have enacted laws relating to cannabis for medical purposes.

The Cole Memorandum outlined certain priorities for the U.S. DOJ relating to the prosecution of cannabis offenses. In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. Notably, however, the U.S. DOJ has never provided specific guidelines for what regulatory and enforcement systems it deems sufficient under the Cole Memorandum standard.

In light of limited investigative and prosecutorial resources, the Cole Memorandum concluded that the U.S. DOJ should be focused on addressing only the most significant threats related to cannabis. States where medical cannabis had been legalized were not characterized as a high priority. In March 2017, then newly appointed Attorney General Jeff Sessions again noted limited federal resources and acknowledged that much of the Cole Memorandum had merit; however, he had previously stated that he did not believe it had been implemented effectively and, on January 4, 2018, former Attorney General Jeff Sessions issued the Sessions Memorandum, which rescinded the Cole Memorandum. The Sessions Memorandum rescinded previous nationwide guidance specific to the prosecutorial authority of United States Attorneys relative to cannabis enforcement on the basis that they are unnecessary, given the well-established principles governing federal prosecution that are already in place. Those principles are included in chapter 9.27.000 of the USAM and require federal prosecutors deciding which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution, and the cumulative impact of particular crimes on the community.

As a result of the Sessions Memorandum, federal prosecutors are now free to utilize their prosecutorial discretion to decide whether to prosecute cannabis activities despite the existence of State-level laws that may be inconsistent with federal prohibitions. No direction was given to federal prosecutors in the Sessions Memorandum as to the priority they should ascribe to such cannabis activities, and resultantly it is uncertain how active U.S. federal prosecutors will be in relation to such activities.

As discussed above, should the Rohrabacher-Blumenauer Amendment not be renewed, there can be no assurance that the federal government will not seek to prosecute cases involving medical cannabis businesses that are otherwise compliant with State law.

On November 7, 2018, Mr. Sessions tendered his resignation as Attorney General at the request of President Donald Trump. Following Mr. Sessions’ resignation, Matthew Whitaker began serving as Acting United States Attorney General, and William Barr was eventually appointed to the role. During his Senate confirmation hearing, Mr. Barr stated that he disagrees with efforts by States to legalize marijuana, but would not go after marijuana companies in states that legalized it under Obama administration policies. He stated further that he would not upset settled expectations that have arisen as a result of the Cole Memorandum. Federal enforcement of cannabis-related activity remained consistent with the priorities outlined in the Cole Memorandum throughout Attorney General Barr’s tenure.

In January 2021, Joseph R. Biden Jr. was sworn in as the new President of the United States. President Biden nominated federal judge Merrick Garland to serve as his Attorney General. During his confirmation hearings in the Senate on February 22, 2021, Attorney General nominee Garland confirmed that he would not prioritize pursuing cannabis prosecutions in states that have legalized and that are regulating the use of cannabis, both for medical and adult use. The Senate confirmed Judge Garland as Attorney General on March 10, 2021.

However, unless and until the United States Congress amends the Substances Act with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that U.S. federal authorities may enforce current U.S. federal law. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in States where the sale and use of cannabis is currently legal, or if existing applicable State laws are repealed or curtailed, BRND’s Target Business, results of operations, financial condition and prospects and BRND would be materially adversely affected.

Such potential proceedings could involve significant restrictions being imposed upon the Resulting Issuer or third parties, while diverting the attention of key executives. Such proceedings could have a material adverse effect on the Resulting Issuer, as well as the Resulting Issuer’s reputation, even if such proceedings were concluded successfully in favour of the Resulting Issuer. In the extreme case, such proceedings could ultimately involve the prosecution of key executives of the Resulting Issuer or the seizure of corporate assets; however as of the date hereof, BRND believes that proceedings of this nature are remote.

There is no certainty as to how the U.S. DOJ, Federal Bureau of Investigation and other government agencies will handle cannabis matters in the future. BRND regularly monitors the activities of the current administration in this regard.

The Resulting Issuer may be subject to restricted access to banking services in the United States and Canada.

In February 2014, FinCEN issued guidance through the FinCEN Memorandum (which is not law) with respect to financial institutions providing banking services to cannabis businesses. This guidance includes burdensome due diligence expectations and reporting requirements, and does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the U.S. DOJ, FinCEN or other federal regulators. Thus, many banks and other financial institutions in the United States choose not to provide banking services to cannabis-related businesses or rely on this guidance, which can be amended or revoked at any time by the Biden administration. In addition to the foregoing, banks may refuse to process debit card payments, and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, the Resulting Issuer may have limited or no access to banking or other financial services in the United States. The inability, or limitation of the Resulting Issuer’s ability, to open and maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Resulting Issuer to operate and conduct its business as planned or to operate efficiently.

Additionally, Canadian banks may potentially refuse to provide banking services to companies engaged in U.S. cannabis activities while it is illegal under U.S. federal law.

There are increasing numbers of high net worth individuals and family offices that have made meaningful investments in companies and businesses similar to the Corporation. Although there has been an increase in the amount of private financing available over the last several years, there is neither a broad nor deep pool of institutional capital that is available to cannabis license holders and license applicants. There can be no assurance that additional financing, if raised privately, will be available to the Resulting Issuer when needed or on terms which are acceptable to the Resulting Issuer. The Resulting Issuer’s inability to raise financing to fund capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon future profitability.

The differing regulatory requirements across State jurisdictions may hinder or otherwise prevent the Resulting Issuer from achieving economies of scale.

Traditional rules of investing may prove to be imperfect in the cannabis industry. For example, while it would be common for investment managers to purchase equity in companies in different States to reach economies of scale and to conduct business across State lines, such an investment thesis may not be feasible in the cannabis industry because of varying State-by-State legislation. Applicable regulations in many States may require advance disclosure of and approval of State regulators to accomplish an investment. As no two regulated markets in the cannabis industry are exactly the same, doing business across State lines may not be possible or commercially practicable. As a result, the Resulting Issuer may be limited to identifying opportunities in individual States, which may have the effect of slowing the growth prospects of the Resulting Issuer.

Risk of legal, regulatory or other political change.

The success of the business strategy of the Resulting Issuer depends on the legality of the cannabis industry. The political environment surrounding the cannabis industry in general can be volatile and the regulatory framework remains in flux. To BRND’s knowledge, as of the date hereof, some form of cannabis has been legalized in 47 States, the District of Columbia, and the territories of Guam, U.S. Virgin Islands, Northern Mariana Islands and Puerto Rico; however, the risk remains that a shift in the regulatory or political realm could occur and have a drastic impact on the industry as a whole, adversely impacting the Resulting Issuer’s business, results of operations, financial condition or prospects.

Delays in enactment of new State or federal regulations could restrict the ability of the Resulting Issuer to reach strategic growth targets. The growth strategy of the Resulting Issuer is contingent upon certain federal and State regulations being enacted to facilitate the legalization of medical and adult-use marijuana. If such regulations are not enacted, or enacted but subsequently repealed or amended, or enacted with prolonged phase-in periods, the growth targets of the Resulting Issuer could be negatively impacted, and thus, the effect on the return of investor capital, could be detrimental.

The Resulting Issuer is unable to predict with certainty when and how the outcome of these complex regulatory and legislative proceedings will affect its business and growth.

Further, there is no guarantee that State laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of State laws within their respective jurisdictions, including prohibiting ownership of cannabis businesses by public companies. If the federal government begins to enforce federal laws relating to cannabis in States where the sale and use of cannabis is currently legal under State law, or if existing applicable State laws are repealed or curtailed, the Resulting Issuer’s business, results of operations, financial condition and prospects would be materially adversely affected. It is also important to note that local and city ordinances may strictly limit and/or restrict disbursement of marijuana in a manner that will make it extremely difficult or impossible to transact business in that jurisdiction, which may adversely affect the Resulting Issuer’s continued operations. Federal actions against individuals or entities engaged in the cannabis industry or a repeal of applicable marijuana legislation could adversely affect the Resulting Issuer and its business, results of operations, financial condition and prospects.

The Resulting Issuer is also aware that multiple States are considering special taxes or fees on businesses in the cannabis industry. It is a potential yet unknown risk at this time that other States are in the process of reviewing such additional fees and taxation. Should such special taxes or fees be adopted, this could have a material adverse effect upon the Resulting Issuer’s business, results of operations, financial condition or prospects.

Overall, the medical and adult-use cannabis industry is subject to significant regulatory change at both the State and federal level. The inability of the Resulting Issuer to respond to the changing regulatory landscape may cause it to not be successful in capturing significant market share and could otherwise harm its business, results of operations, financial condition or prospects.

The cannabis industry is a new industry that may not succeed.

Should the U.S. federal government change course and decide to prosecute those dealing in medical or adult-use cannabis under applicable law, there may not be any market for the Resulting Issuer’s products and services. It is a new industry subject to extensive regulation, and there can be no assurance that it will grow, flourish or continue to the extent necessary to permit the Resulting Issuer to succeed. BRND is treating, and upon completion of the Transaction the Resulting Issuer will treat, the cannabis industry as a deregulating industry with significant unsatisfied demand for the Resulting Issuer’s proposed products and will adjust its future operations, product mix and market strategy as the industry develops and matures.

The Resulting Issuer’s operations in the U.S. cannabis market may become the subject of heightened scrutiny.

For the reasons set forth above, the Resulting Issuer’s existing operations in the U.S., and any future operations or investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada and the U.S. As a result, the Resulting Issuer may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Resulting Issuer’s ability to operate or invest in the U.S. or any other jurisdiction, in addition to those described herein.

Given the heightened risk profile associated with cannabis in the U.S., CDS Clearing and Depository Services Inc. (“CDS”) may implement procedures or protocols that would prohibit or significantly curtail the ability of CDS to settle trades for cannabis companies that have cannabis businesses or assets in the U.S. On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“TMX MOU”) with the NEO Exchange, the CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The TMX MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the U.S. The TMX MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of Equity Shares to make and settle trades. In particular, Equity Shares would become highly illiquid as until an alternative was implemented, investors would have no ability to effect a trade of Equity Shares through the facilities of a stock exchange.

In light of the political and regulatory uncertainty surrounding the treatment of U.S. cannabis-related activities, including the rescission of the Cole Memorandum discussed above, on February 8, 2018, the Canadian Securities Administrators revised their previously released Staff Notice – 51-352 Issuers with U.S. Marijuana-Related Activities setting out their disclosure expectations for specific risks facing issuers with cannabis-related activities in the U.S. The Staff Notice confirms that a disclosure-based approach remains appropriate for issuers with U.S. cannabis-related activities. The Staff Notice includes additional disclosure expectations that apply to all issuers with U.S. cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the U.S. cannabis industry. BRND views the Staff Notice favourably, as it provides increased transparency and greater certainty regarding the views of its exchange and its regulator of existing operations and strategic business plan as well as the Resulting Issuer’s ability to pursue further investment and opportunities in the Resulting Issuer.

Government policy changes or public opinion may also result in a significant influence over the regulation of the cannabis industry in Canada, the U.S. or elsewhere. A negative shift in the public’s perception of medical and/or adult-use cannabis in the U.S. or any other applicable jurisdiction could affect future legislation or regulation. Among other things, such a shift could cause State jurisdictions to abandon initiatives or proposals to legalize medical and/or adult-use cannabis, thereby limiting the number of new State jurisdictions into which the Resulting Issuer could expand. Any inability to fully implement the Resulting Issuer’s expansion strategy may result in a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations or prospects.

Regulatory scrutiny of the Resulting Issuer’s industry may negatively impact its ability to raise additional capital.

The Resulting Issuer’s business activities will rely on newly established and/or developing laws and regulations in the various States in which the Resulting Issuer will operate. These laws and regulations are rapidly evolving and subject to change with minimal notice. Regulatory changes may adversely affect the Resulting Issuer’s profitability or cause it to cease operations entirely. The cannabis industry may come under the scrutiny or further scrutiny by the FDA, Securities and Exchange Commission, the U.S. DOJ, the Financial Industry Regulatory Advisory or other federal, State or non-governmental regulatory authorities or self-regulatory organizations that supervise or regulate the production, distribution, sale or use of cannabis for medical and/or adult-use purposes in the U.S. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any proposals will become law. The regulatory uncertainty surrounding the Resulting Issuer’s industry may adversely affect the business and operations of the Resulting Issuer, including without limitation, the costs to remain compliant with applicable laws and the impairment of its ability to raise additional capital, create a public trading market in the U.S. for securities of the Resulting Issuer or to find a suitable acquirer, which could reduce, delay or eliminate any return on investment in the Resulting Issuer.

The Resulting Issuer’s investments in the U.S. will be subject to applicable anti-money laundering laws and regulations.

Because the manufacture, distribution, and dispensation of cannabis remains illegal under the Substances Act, banks and other financial institutions providing services to cannabis-related businesses risk violation of federal anti-money laundering statutes (18 U.S.C. §§ 1956 and 1957), the unlicensed money-remitter statute (18 U.S.C. § 1960) and the U.S. Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and other related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada. These statutes can impose criminal liability for engaging in certain financial and monetary transactions with the proceeds of a “specified unlawful activity” such as distributing controlled substances which are illegal under U.S. federal law, including cannabis, and for failing to identify or report financial transactions that involve the proceeds of cannabis-related violations of the Substances Act. As a result, a majority of the United States’ banks and financial institutions have refused to open bank accounts for the deposit of funds from businesses involved with the cannabis industry. Others have agreed to accept deposits from medical cannabis sales, but not recreational cannabis sales. The inability to open bank accounts with certain institutions could materially and adversely affect the business of the Resulting Issuer. See “Risk Factors – The Resulting Issuer may be subject to restricted access to banking in the United States and Canada”.

In February 2014, the U.S. Department of the Treasury’s Financial Crimes Enforcement Network issued the FinCEN Memorandum providing instructions to banks seeking to provide services to cannabis-related businesses. The FinCEN Memorandum states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to federal prosecutors in the 2014 Cole Memorandum relating to the prosecution of money laundering offenses predicated on cannabis-related violations of the Substances Act. It is unclear at this time whether the current administration will follow the guidelines of the FinCEN Memorandum.

In the event that any of the Resulting Issuer’s operations, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations in the U.S. were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Resulting Issuer to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while there is no current intention by the Resulting Issuer to declare or pay dividends on the Equity Shares in the foreseeable future, in the event that a determination was made that the Resulting Issuer’s proceeds from operations (or any future operations or investments in the U.S.) could reasonably be shown to constitute proceeds of crime, the Resulting Issuer may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

Any re-classification of cannabis or changes in U.S. controlled substance laws and regulations may affect the Resulting Issuer’s business.

If cannabis and/or CBD is re-categorized as a Schedule II or lower controlled substance, the ability to conduct research on the medical benefits of cannabis would most likely be simpler and more accessible; however, if cannabis is re-categorized as a Schedule II or other controlled substance, the resulting re-classification would result in the requirement for FDA approval if medical claims are made for the Resulting Issuer’s products such as medical cannabis. As a result, the manufacture, importation, exportation, domestic distribution, storage, sale and use of such products may be subject to a significant degree of regulation by the Drug Enforcement Administration (“DEA”). In that case, the Resulting Issuer may be required to be registered (licensed) to perform these activities and have the security, control, recordkeeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. Obtaining the necessary registrations may result in delay of the manufacturing or distribution of the Resulting Issuer’s anticipated products. The DEA conducts periodic inspections of certain registered establishments that handle controlled substances. Failure to maintain compliance could have a material adverse effect on the Resulting Issuer’s business, financial condition and results of operations. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to restrict, suspend or revoke those registrations. In certain circumstances, violations could lead to criminal proceedings.

The availability of favourable locations may be severely restricted.

In California and other States, the local municipality has authority to choose where any cannabis establishment will be located. These authorized areas are frequently removed from other retail operations.

Because the cannabis industry remains illegal under U.S. federal law, the disadvantaged tax status of businesses deriving their income from cannabis, and the reluctance of the banking industry to support cannabis businesses, it may be difficult for the Resulting Issuer to locate and obtain the rights to operate at various preferred locations. Property owners may violate their mortgages by leasing to the Resulting Issuer, and those property owners that are willing to allow use of their facilities may require payment of above fair market value rents to reflect the scarcity of such locations and the risks and costs of providing such facilities.

U.S. border officials could deny entry of non-U.S. citizens into the U.S. to employees of or investors in companies with cannabis operations in the United States and Canada.

Because cannabis remains illegal under U.S. federal law, those employed at or investing in legal and licensed Canadian cannabis companies could face detention, denial of entry or lifetime bans from the U.S. for their business associations with U.S. cannabis businesses. Entry happens at the sole discretion of CBP officers on duty, and these officers have wide latitude to ask questions to determine the admissibility of a non-U.S. citizen or foreign national. The government of Canada has started warning travelers on its website that previous use of cannabis, or any substance prohibited by U.S. federal laws, could mean denial of entry to the U.S. Business or financial involvement in the legal cannabis industry in Canada or in the United States could also be reason enough for U.S. border guards to deny entry. On September 21, 2018, CBP released a statement outlining its current position with respect to enforcement of the laws of the United States. It stated that Canada’s legalization of cannabis will not change CBP enforcement of United States laws regarding controlled substances and because cannabis continues to be a controlled substance under United States law, working in or facilitating the proliferation of the legal marijuana industry in U.S. States where it is deemed legal or Canada may affect admissibility to the U.S. As a result, CBP has affirmed that, employees, directors, officers, managers and investors of companies involved in business activities related to cannabis in the U.S. or Canada (such as the Resulting Issuer), who are not U.S. citizens face the risk of being barred from entry into the United States for life. On October 9, 2018, CBP released an additional statement regarding the admissibility of Canadian citizens working in the legal cannabis industry. CBP stated that a Canadian citizen working in or facilitating the proliferation of the legal cannabis industry in Canada coming into the U.S. for reasons unrelated to the cannabis industry will generally be admissible to the U.S.; however, if such person is found to be coming into the U.S. for reasons related to the cannabis industry, such person may be deemed inadmissible.

Business Structure Risks

Unpredictability caused by the Resulting Issuer’s capital structure.

Although other Canadian-based companies have dual class or multiple voting share structures, given the concentration of voting control that will be held indirectly by GH Group Founders by virtue of their Multiple Voting Shares, BRND is not able to predict whether this control will result in a lower trading price for or greater fluctuations in the trading price of the Equity Shares or will result in adverse publicity to the Resulting Issuer or other adverse consequences.

The Resulting Issuer’s multi-class structure will have the effect of concentrating voting control and the ability to influence corporate matters with the GH Group Founders.

The Multiple Voting Shares will have 50 votes per share, whereas the Equity Shares are expected to have one (1) vote per share (other than in respect of the election of directors of the Resulting Issuer, for which the Limited Voting Shares will not have any entitlement to vote). Following the Transaction until the expiry of the three (3)-year sunset period, the GH Group Founders will hold approximately 66% of the voting power of the outstanding voting shares of the Resulting Issuer (and approximately 63% on a diluted basis (including the applicable Equity Shares issuable on exchange of the Exchangeable Shares and on exercise of the BRND Warrants)). Accordingly, each GH Group Founder would therefore have significant influence over the management and affairs of the Resulting Issuer and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions. In addition, because of the 50-to-1 voting ratio between the Multiple Voting Shares and Equity Shares, the holders of Multiple Voting Shares will control a majority of the combined voting power of the Resulting Issuer’s voting shares even though the Multiple Voting Shares will represent a substantially reduced percentage of the total outstanding shares of the Resulting Issuer. The concentrated voting control of the holders of Multiple Voting Shares will limit the ability of the holders of Equity Shares to influence corporate matters for the foreseeable future, including the election of directors as well as with respect to the Resulting Issuer’s decisions to amend its share capital, create and issue additional classes of shares, make significant acquisitions, sell significant assets or parts of its business, merge with other companies and/or undertake other significant transactions. As a result, holders of Multiple Voting Shares will have the ability to influence or control many matters affecting the Resulting Issuer and actions may be taken that the holders of Equity Shares may not view as beneficial. The market price of the Equity Shares could be adversely affected due to the significant influence and voting power of the holders of Multiple Voting Shares. Additionally, the significant voting interest of the holders of Multiple Voting Shares could discourage transactions involving a change of control, including transactions in which an investor, as a holder of the Equity Shares, might otherwise receive a premium for the Equity Shares over the then-current market price, or discourage competing proposals if a going private transaction is proposed by one or more holders of Multiple Voting Shares. See “Description of the Securities – Equity Shares and Multiple Voting Shares”.

The issuance of Preferred Shares could decrease earnings and assets available to holders of the Equity Shares and may decrease the market price of the Equity Shares.

The issuance of Preferred Shares and the terms selected by the Resulting Issuer Board could decrease the amount of earnings and assets available for distribution to holders of Equity Shares or adversely affect the rights and powers, including the voting rights, of the holders of the Equity Shares without any further vote or action by the holders of the Equity Shares. The issuance of Preferred Shares, or the issuance of rights to purchase Preferred Shares, could make it more difficult for a third-party to acquire a majority of the Equity Shares and thereby have the effect of delaying, deferring or preventing a change of control of the Resulting Issuer or an unsolicited acquisition proposal or of making the removal of management more difficult. Additionally, the issuance of Preferred Shares may have the effect of decreasing the market price of the Equity Shares.

Loss of FPI status

It is anticipated that the Resulting Issuer will be an FPI as defined in Rule 405 under the U.S. Securities Act and Rule 3b-4 under the U.S. Exchange Act. While it is anticipated that we will enact the FPI Capital Structure Amendments in order to avoid such a circumstance, if, as of the last business day of the Resulting Issuer’s second fiscal quarter for any year, more than 50% of the Resulting Issuer’s outstanding voting securities (as determined under Rule 405 of the U.S. Securities Act) are directly or indirectly held of record by residents of the United States, the Resulting Issuer will no longer meet the definition of an FPI, which may have adverse consequences on the Resulting Issuer’s ability to raise capital in private placements or Canadian prospectus offerings. In addition, the loss of the Resulting Issuer’s FPI status may result in increased reporting requirements and increased audit, legal and administration costs. These increased costs may significantly affect the Resulting Issuer’s business, financial condition and results of operations.

General Regulatory and Legal Risks

The Resulting Issuer may be subject to the risk of civil asset forfeiture.

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

The Resulting Issuer may lack access to U.S. bankruptcy protections.

Because the use of cannabis is illegal under U.S. federal law, many courts have denied cannabis businesses bankruptcy protections, thus making it very difficult for lenders to recoup their investments in the cannabis industry in the event of a bankruptcy. If the Resulting Issuer or GH Group were to experience a bankruptcy, there is no guarantee that U.S. federal bankruptcy protections would be available to the Resulting Issuer’s U.S. operations, which could have a material adverse effect on the Resulting Issuer.

BRND Shareholders will only have limited and indirect recourse against the vendors of GH Group.

BRND Shareholders will not have a direct statutory right or any other rights against the vendors of GH Group. The sole remedy of the investors against such vendors will be through BRND bringing an action for a breach of the representations and warranties contained in the Definitive GH Group Agreement. While BRND is indemnified for breaches of representations and warranties contained in the Definitive GH Group Agreement recourse for such breaches may be limited due to qualifications related to knowledge of the vendors of GH Group, contractual and time limits on recourse under applicable laws and the ability of the vendors of GH Group to satisfy third-party claims. The inability to recover fully any significant liabilities incurred with respect to breaches of representations and warranties under the Definitive GH Group Agreement may have a material adverse effect on the Resulting Issuer. In addition, GH Group vendors have made representations to BRND as to the disclosure in this prospectus constituting full, true and plain disclosure of all material facts related to GH Group only, and that this prospectus does not contain a misrepresentation with respect to information in respect of GH Group only. Accordingly, the vendors of GH Group will only have limited and indirect liability to BRND Shareholders if the disclosure in this prospectus relating to GH Group does not meet such standard or contains a misrepresentation.

The Resulting Issuer may be subject to the risk of an inability to enforce its contracts.

It is a fundamental principle of law that a contract will not be enforced if it involves a violation of law or public policy. Because cannabis remains illegal at a federal level, judges in multiple States have on a number of occasions refused to enforce contracts for the repayment of money when the loan was used in connection with activities that violate federal law, even if there is no violation of State law. There remains doubt and uncertainty that the Resulting Issuer will be able to legally enforce contracts it enters into if necessary. The Resulting Issuer cannot be assured that it will have a remedy for breach of contract, which would have a material adverse effect on the Resulting Issuer.

BRND/the Resulting Issuer may be subject to the risk of changes in Canadian laws or regulations, or a failure to comply with any such laws and regulations.

BRND is, and upon completion of the Transaction the Resulting Issuer will be, subject to laws and regulations enacted by the federal and provincial governments of Canada. In particular, upon completion of the Transaction the Resulting Issuer will be required to comply with certain Canadian securities law, income tax law, the rules of the NEO Exchange and other legal and regulatory requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application also may change from time to time and those changes could have a material adverse effect on the Resulting Issuer’s business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could result in a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations or prospects.

The Resulting Issuer is subject to general regulatory and licensing risks.

GH Group is subject to a variety of laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of marijuana, including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Achievement of the Resulting Issuer’s business objectives is contingent, in part, upon compliance with applicable regulatory requirements and obtaining all requisite regulatory approvals. Changes to such laws, regulations and guidelines due to matters beyond the control of the Resulting Issuer may result in a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations or prospects.

GH Group is required to obtain or renew further government permits and licenses for its current and contemplated operations. Obtaining, amending or renewing the necessary governmental permits and licenses can be a time-consuming process potentially involving numerous regulatory agencies, public hearings and costly undertakings on the part of GH Group. The duration and success of GH Group’s efforts to obtain, amend and renew permits and licenses are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the relevant permitting or licensing authority. GH Group may not be able to obtain, amend or renew permits or licenses that are necessary to its operations or to achieve the growth of its business. Any unexpected delays or costs associated with the permitting and licensing process could impede the ongoing or proposed operations of GH Group. To the extent necessary, permits or licenses are not obtained, amended or renewed, or are subsequently suspended or revoked, GH Group may be curtailed or prohibited from proceeding with ongoing operations or planned development and commercialization activities. Such curtailment or prohibition may result in a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations or prospects.

Many of the licenses held by GH Group are subject to renewal on an annual or periodic basis; however, they are generally renewed, as a matter of course, if the license holder continues to operate in compliance with applicable legislation and regulations and without any material change to its operations. These renewals are contingent upon the registration holder’s past and continued ability to meet the statutory and regulatory requirements of the given program. Compliance personnel of GH Group check renewal dates for licenses to seek to ensure that licenses are renewed as and when required. Following closing of the Transaction, it is intended that the Resulting Issuer will implement an additional centralized review of such renewal process.

While BRND believes that GH Group’s compliance controls have been developed to mitigate the risk of any violations of any licenses they hold arising, there is no assurance that GH Group’s licenses will be renewed by each applicable regulatory authority in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process for any of the licenses held by GH Group could impede the ongoing or planned operations of GH Group and have a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations or prospects.

The Resulting Issuer or GH Group may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Resulting Issuer’s or GH Group’s reputation, require the Resulting Issuer or GH Group to take, or refrain from taking, actions that could harm its operations or require the Resulting Issuer or GH Group to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on the Resulting Issuer’s business, financial condition, results of operations or prospects.

California regulatory regime and transfer and grant of licenses.

Cannabis business activities are heavily regulated in California. The Resulting Issuer’s operations will be subject to various laws, regulations and guidelines by governmental authorities, relating to the manufacture, marketing, management, transportation, storage, sale, pricing and disposal of medical and recreational marijuana and cannabis oil, and also including laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment. Laws and regulations, applied generally, grant the BCC, CDPH and CDFA and local regulatory bodies broad administrative discretion over the activities of the Resulting Issuer in California, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Resulting Issuer’s products and services. Government approvals, including state licenses and local permits, are currently required in connection with the operations of the Resulting Issuer. To the extent such approvals are required and not obtained, the Resulting Issuer may be curtailed or prohibited from cultivating, manufacturing, distributing and selling medical or adult use cannabis in California. Achievement of the Resulting Issuer’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by the BCC, CDPH and CDFA and local governmental authorities and obtaining all regulatory approvals from the BCC, CDPH and CDFA and local governmental authorities, where necessary, for the cultivation, manufacturing, distribution and sale of its cannabis products.

The Resulting Issuer may not be able to obtain or maintain the necessary licenses, permits, certificates, authorizations or accreditations to operate its respective business, including in respect of the acquisition of SoCal Greenhouse and the Element 7 Merger (none of which have yet been obtained), or may only be able to do so at great cost. In addition, the Resulting Issuer may not be able to comply fully with the wide variety of laws and regulations applicable to the Cannabis industry. The Resulting Issuer will incur ongoing costs and obligations related to regulatory compliance and obtaining new licenses. Failure to comply with regulations may lead to possible sanctions including the revocation or imposition of additional conditions on licenses to operate the Resulting Issuer’s business, the suspension or expulsion from the California cannabis market or of its key personnel, and the imposition of fines and censures. The inability to obtain or maintain necessary licenses, permits, certificates, authorizations or accreditations (including in respect of the acquisition of SoCal Greenhouse and the Element 7 Merger), changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Resulting Issuer’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations, financial condition and prospects of the Resulting Issuer.

Regulatory action and approvals from the Food and Drug Administration.

GH Group’s cannabis-based products are supplied to patients diagnosed with certain medical conditions. However, GH Group’s cannabis-based products are not approved by the FDA as “drugs” or for the diagnosis, cure, mitigation, treatment, or prevention of any disease. Accordingly, the FDA may regard any promotion of the cannabis-based products as the promotion of an unapproved drug in violation of the Food, Drug and Cosmetic Act (“FDCA”).

In recent years, the FDA has issued letters to a number of companies selling products that contain CBD oil derived from hemp warning them that the marketing of their products violates the FDCA. FDA enforcement action against GH Group could result in a number of negative consequences, including fines, disgorgement of profits, recalls or seizures of products, or a partial or total suspension of GH Group’s production or distribution of its products. Any such event could have a material adverse effect on the Resulting Issuer’s business, prospects, financial condition, and operating results.

Risks related to the Qualifying Transaction.

As part of the Transaction, it is contemplated that BRND will complete the acquisition of GH Group subject to various closing conditions in respect of each of the acquisitions pursuant to the Transaction. However, BRND has no control over whether or not the conditions will be met and there can be no assurance that all conditions will be satisfied or waived or that the acquisition or any part thereof will ultimately be consummated. There is no assurance that the acquisition of GH Group will be completed or, if completed, will be on terms that are exactly the same as disclosed in this prospectus.

If the acquisition of GH Group does not take place as contemplated, BRND expects to use the funds intended for such transactions to fund future acquisitions and for general corporate purposes. If less than all of such acquisitions are completed, BRND may not realize the benefits described in this prospectus and could suffer adverse consequences, including loss of investor confidence. The price of the BRND Class A Restricted Voting Shares may decline to the extent that the relevant current market price reflects a market assumption that the acquisition will be consummated and certain costs related to the acquisition pursuant to the Transaction such as legal, accounting and consulting fees, must be paid even if the Transaction is not completed. BRND may be unable to identify other investments offering financial returns comparable to those pursuant to the acquisition of GH Group.

Seller’s liability for misrepresentation or breach of Definitive GH Group Agreement.

While certain of the Sellers have reviewed the disclosure related to GH Group, SoCal Greenhouse and Element 7 (the “Target Disclosure”) in this prospectus, the Sellers have no liability to the holders of the BRND Class A Restricted Voting Shares if the Target Disclosure contains a misrepresentation. While the Sellers have provided a warranty in the Definitive GH Group Agreement that the disclosure in this prospectus regarding GH Group shall be full, true and plain disclosure and shall not contain a misrepresentation, such warranty is for the benefit of BRND only. The Sellers’ indemnification obligations to BRND are capped at the Seller Indemnity Cap in respect of a breach by the Sellers of the Definitive GH Group Agreement (including in respect of the warranty disclosed in the immediately preceding sentence).

There can be no assurance that the Private Placement will be completed on the expected terms, or at all.

Closing of the Private Placement is subject to customary conditions, including the receipt of all required regulatory approvals for the Transaction and the closing of the Transaction. There can be no assurance that the Private Placement will be completed on the expected terms, or at all. If the Private Placement does not close, or does not close on substantially the same terms as are currently agreed to, the Resulting Issuer will have substantially less funds available to fund their growth strategy and ongoing operations. As a result, the Resulting Issuer’s business, results of operations or financial condition could be materially adversely affected, and the trading price of the Equity Shares and the BRND Warrants may be adversely impacted.

Business Risks Related to the Cannabis Industry

Scientific research related to the benefits of marijuana remains in early stages, is subject to a number of important assumptions and may prove to be inaccurate.

Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids remains in early stages. To BRND’s knowledge, there have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids. Any statements made in this prospectus concerning the potential medical benefits of cannabinoids are based on published articles and reports. As a result, any statements made in this prospectus are subject to the experimental parameters, qualifications, assumptions and limitations in the studies that have been completed.

Although BRND believes that the articles and reports, and details of research studies and clinical trials that are publicly available reasonably support its beliefs regarding the medical benefits, viability, safety, efficacy and dosing of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding and perceptions relating to cannabis. Given these risks, uncertainties and assumptions, prospective and current BRND Shareholders should not place undue reliance on such articles and reports. Future research studies and clinical trials may draw opposing conclusions to those stated in this prospectus or reach negative conclusions regarding the viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to medical cannabis, which may result in a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations or prospects.

Competition in the cannabis industry is intense and increased competition by larger and better-financed competitors could materially and adversely affect the business, financial condition and results of operations of the Resulting Issuer.

The Resulting Issuer will face intense competition in the cannabis industry, some of which can be expected to come from companies with longer operating histories and more financial resources, manufacturing and marketing experience than the Resulting Issuer. In addition, there is potential that the cannabis industry will undergo consolidation, creating larger companies with financial resources, manufacturing and marketing capabilities, and products that will be greater than those of the Resulting Issuer. As a result of this competition, the Resulting Issuer may be unable to maintain its operations or develop them as currently proposed on terms it considers to be acceptable or at all. Increased competition by larger, better-financed competitors with geographic advantages may result in a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations or prospects.

The Resulting Issuer will face competition from the illegal cannabis market.

The Resulting Issuer will face competition from illegal dispensaries and the illegal market that are unlicensed and unregulated. Such black market entities may sell cannabis and cannabis products with higher concentrations of active ingredients, use flavours or other additives which the Resulting Issuer may not be permitted to use, or engage in advertising and promotion activities from which the Resulting Issuer is prohibited. As these illegal market participants do not comply with the regulations governing the cannabis industry, their operations may also have significantly lower costs than those of the Resulting Issuer. The perpetuation of the illegal market for cannabis may have a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations or prospects, as well as the public perception of cannabis use.

The Resulting Issuer may be unable to attract and retain customers.

The Resulting Issuer’s future success depends on its ability to attract and retain customers. There are many factors which could impact the Resulting Issuer’s ability to attract and retain customers, including but not limited to its ability to continually produce desirable and effective product, the successful implementation of customer-acquisition plans and the continued growth in its aggregate number of customers. The failure to acquire and retain customers would have a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations or prospects.

Negative publicity or consumer perception may affect the success of the Resulting Issuer’s business.

The success of the cannabis industry may be significantly influenced by the public’s perception of marijuana. Both the medical and adult-use of marijuana are controversial topics, and there is no guarantee that future scientific research, publicity, regulations, medical opinion and public opinion relating to marijuana will be favourable. The cannabis industry is an early-stage business that is constantly evolving with no guarantee of viability. The market for medical and adult-use marijuana is uncertain, and any adverse or negative publicity, scientific research, limiting regulations, medical opinion and public opinion (whether or not accurate or with merit) relating to the consumption of marijuana, whether in Canada, the U.S. or elsewhere, may have a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations, customer base or prospects.

Public perception can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of marijuana products. There can be no assurance that future scientific research or findings, regulatory investigations, litigation, media attention or other publicity will be favourable to the marijuana market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory investigations, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or other publicity could have a material adverse effect on the demand for adult-use or medical marijuana and on the business, results of operations, financial condition, cash flows or prospects of the Resulting Issuer.

Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of marijuana in general, or associating the consumption of adult-use and medical marijuana with illness or other negative effects or events, could have such a material adverse effect. There is no assurance that such adverse publicity reports or other media attention will not arise. Among other things, a negative shift in the public’s perception of cannabis in the United States or any other applicable jurisdiction could cause State jurisdictions to abandon initiatives or proposals to legalize medical and/or adult-use cannabis, thereby limiting the number of new State jurisdictions into which the Resulting Issuer could expand. Any inability to fully implement the Resulting Issuer’s expansion strategy may have a material adverse effect on the Resulting Issuer’s business, results of operations or prospects.

Results of future clinical research may negatively impact the cannabis industry.

Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC) and future research and clinical trials may discredit the medical benefits, viability, safety, efficacy, and social acceptance of cannabis or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, prospective purchasers of the Resulting Issuer’s securities should not place undue reliance on such articles and reports. Future research studies and clinical trials may draw opposing conclusions to those stated in this prospectus or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to cannabis, which could have a material adverse effect on the demand for the Resulting Issuer’s products with the potential to lead to a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations or prospects.

Future research may lead to findings that vaporizers and related products are not safe for their intended use.

Vaporizers and related products were recently developed and therefore the scientific or medical communities have had a limited period of time to study the long-term health effects of their use. Currently, there is limited scientific or medical data on the safety of such products for their intended use and the medical community is still studying the health effects of the use of such products, including the long-term health effects. If the scientific or medical community were to determine conclusively that use of any or all of these products pose long-term health risks, market demand for these products and their use could materially decline. Such a determination could also lead to litigation, reputational harm and significant regulation. Loss of demand for the Resulting Issuer’s products, product liability claims and increased regulation stemming from unfavourable scientific studies on cannabis vaporizer products could have a material adverse effect on the Resulting Issuer’s business, results of operations, financial condition or prospectus.

The current controversy surrounding vaporizers and vaporizer products may materially and adversely affect the market for vaporizer products and expose the Resulting Issuer to litigation and additional regulation.

There have been a number of highly publicized cases involving lung and other illnesses and deaths that appear to be related to vaporizer devices and/or products used in such devices (such as vaporizer liquids). Some jurisdictions in Canada and the United States have already taken steps to prohibit the sale or distribution of vaporizers, restrict the sale and distribution of such products or impose restrictions on flavours or use of such vaporizers. This trend may continue, accelerate and expand. Negative public sentiment may prompt regulators to decide to further limit or defer the cannabis industry’s ability to sell cannabis vaporizer products, and may also diminish consumer demand for such products. The potential deterioration in the public’s perception of cannabis containing vaping liquids may result in a reduced market for the Resulting Issuer’s vaping products. There can be no assurance that the Resulting Issuer will be able to meet any additional compliance requirements or regulatory restrictions, or remain competitive in face of unexpected changes in market conditions.

Litigation pertaining to vaporizer products is accelerating and that litigation could potentially expand to include the Resulting Issuer’s products, which would materially and adversely affect the Resulting Issuer’s business, financial condition, results of operations or prospects.

The cannabis industry is difficult to forecast.

The Resulting Issuer must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations, financial condition or prospects of the Resulting Issuer.

Reliable data on the medical and adult-use cannabis industry is not available.

As a result of recent and ongoing regulatory and policy changes in the medical and adult-use cannabis industry, the market data available is limited and unreliable. Federal and State laws prevent widespread participation and hinder market research. Therefore, market research and projections by BRND of estimated total retail sales, demographics, demand, and similar consumer research, are based on assumptions from limited and unreliable market data, and generally represent the personal opinions of BRND’s management team as of the date of this prospectus.

The Resulting Issuer may be subject to the risk of constraints on marketing products.

The development of the Resulting Issuer’s business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by government regulatory bodies. The regulatory environment in the U.S. limits companies’ abilities to compete for market share in a manner similar to other industries. If the Resulting Issuer is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Resulting Issuer’s sales and results of operations or prospects could be adversely affected.

Risks Related to the Resulting Issuer’s Business and GH Group’s Business

COVID-19 pandemic.

COVID-19 was declared a pandemic by the World Health Organization on March 11, 2020. The outbreak has caused companies and various international jurisdictions to impose restrictions such as quarantines, business closures and travel restrictions. While the impact of these restrictions cannot be reasonably estimated at this time, the Corporation has sought to assess the potential impact of the pandemic on its operating results. The Corporation has attempted to assess the impact of the pandemic by identifying risks in the following principle areas:

Mandatory Closure. In response to the pandemic, most States and localities have deemed cannabis sales to be “essential business” and made only limited changes (if any) to normal business practices to prevent the spread of COVID-19. While GH Group has and continues to work closely with State and local regulators to remain in compliance with COVID-19 guidelines, there is no guarantee further measures may nevertheless require GH Group to shut down operations its operations in California. GH Group’s ability to generate revenue would be materially impacted by any shut down of its operations.

Customer Impact. GH Group has implemented several initiatives prioritizing its medical patients and customers most susceptible to COVID-19 during the pendency of the COVID-19 outbreak. While GH Group is seeking to implement measures, where permitted, such as “curbside” sales and delivery, to reduce infection risk to its customers, regulators may not permit such measures, or such measures may not prevent a reduction in demand.

Health and Safety of Patients, Customers, and Employees. In accordance with the guidance of the Centers of Disease Control and Prevention (“CDC”), GH Group made essential changes to promote a healthy and safe operating environment for all of its patients, customers and employees, including:

•	frequently sanitizing high-touch surfaces;

•	deep cleaning and sanitizing workstations;

•	sanitizing or washing hands after each transaction;

•	ensuring hand sanitizer is easily accessible;

•	suspending all use of paper menus, demo products, and demo samples;

•	positioning staff at every other register when possible;

•	taking the temperature of store employees before they begin their shift;

•	requiring all dispensary staff to wear face masks;

•	installed plexi-shields in areas where patients/customers come face to face with staff (check-in and at registers where glass doesn’t already exist); and

•	placed markers on the floor to dictate 6 feet + of space between patients/customers.

Supply Chain Disruption. GH Group relies on third party suppliers for equipment and services to produce its products and keep its operations going. If its suppliers are unable to continue operating due to mandatory closures or other effects of the pandemic, it may negatively impact its own ability to continue operating. At this time, GH Group has not experienced any failure to secure critical supplies or services. However, disruptions in our supply chain may affect our ability to continue certain aspects of GH Group’s operations or may significantly increase the cost of operating its business and significantly reduce its margins.

Staffing Disruption. GH Group is, for the time being, implementing among its staff where feasible “social distancing” measures recommended by such bodies as the CDC, the Presidential administration, as well as state and local governments. GH Group has cancelled nonessential travel by employees, implemented remote meetings where possible, and permitted all staff who can work remotely to do so. For those whose duties require them to work on-site, measures have been implemented to reduce infection risk, such as reducing contact with customers, mandating additional cleaning of workspaces and hand disinfection, providing masks and taking the temperature of employees before they begin their shift. Nevertheless, despite such measures, GH Group and the Resulting Issuer, upon completion of the Transaction, may find it difficult to ensure that its operations remain staffed due to employees falling ill with COVID-19, becoming subject to quarantine, or deciding not to come to come to work on their own volition to avoid infection.

GH Group is actively addressing the risk to business continuity represented by each of the above factors through the implementation of a broad range of measures throughout its structure and is re-assessing its response to the COVID- 19 pandemic on an ongoing basis. The above risks individually or collectively may have a material impact on GH Group’s ability to generate revenue, and that of the Resulting Issuer upon completion of the Transaction.

Implementing measures to remediate the risks identified above may materially increase our costs of doing business, reduce our margins and potentially result in losses. While GH Group is not currently in financial distress, if its financial situation (or that of the Resulting Issuer upon completion of the Transaction) materially deteriorates as a result of the impact of the pandemic, the Resulting Issuer could eventually be unable to meet its obligations to third parties, which in turn could lead to insolvency and bankruptcy of the Resulting Issuer.

The Resulting Issuer may not successfully execute its business strategy.

An important part of the Resulting Issuer’s business strategy will involve expanding operations in additional U.S. markets, including in markets where it will not initially operate following completion of the Transaction. The Resulting Issuer may be unable to pursue this strategy in the future at the desired pace or at all. The Resulting Issuer may be unable to, among other things, identify suitable businesses to acquire or invest in, complete acquisitions on satisfactory terms, successfully expand its infrastructure and sales force to support growth, achieve satisfactory returns on acquired businesses or enter into successful business arrangements for technical assistance or management expertise.

In addition, the process of integrating acquired businesses, particularly in new markets, may involve unforeseen difficulties, such as loss of key employees, and may require a disproportionate amount of management’s attention and financial and other resources. BRND can give no assurance that it or the Resulting Issuer will ultimately be able to effectively integrate and manage the operations of any acquired business or realize anticipated synergies. The failure to successfully integrate the cultures, operating systems, procedures and information technologies of an acquired business could have a material adverse effect on the Resulting Issuer’s business, financial condition or results of operations.

If the Resulting Issuer succeeds in expanding its business, such expansion may place increased demands on management, operating systems, internal controls and financial and physical resources. If not managed effectively, these increased demands may adversely affect the services provided to customers. In addition, the Resulting Issuer’s personnel, systems, procedures and controls may be inadequate to support future operations, particularly with respect to operations in U.S. states in which it will not initially operate flowing completion of the Transaction. Consequently, in order to manage growth effectively, the Resulting Issuer may be required to increase expenditures to increase its physical resources, expand, train and manage its employee base, improve management, financial and information systems and controls or make other capital expenditures. The Resulting Issuer’s business, financial condition and results of operations could be adversely affected if it encounters difficulties in effectively managing the budgeting, forecasting and other process control issues presented by future growth.

The Resulting Issuer’s management will have broad discretion in the use of BRND’s escrowed funds and the net proceeds from the Private Placement, and may not use them effectively.

The Resulting Issuer’s management will have broad discretion in the application of BRND’s escrowed funds and the net proceeds from the Private Placement and could spend the proceeds in ways that do not improve its results of operations or enhance the value of the Equity Shares. The failure by the Resulting Issuer’s management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Resulting Issuer’s business, results of operations and financial condition.

The Resulting Issuer and GH Group have a limited operating history.

As a high-growth enterprise, BRND (and GH Group) does not, and the Resulting Issuer will not, have a history of profitability. As such, the Resulting Issuer will have no immediate prospect of generating profit from its intended operations. The Resulting Issuer will therefore be subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that the Resulting Issuer will be successful in achieving a return on its shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations.

The Resulting Issuer will be reliant on its management team.

The success of the Resulting Issuer is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management. While employment agreements or management agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on the Resulting Issuer’s business, operating results, financial condition or prospects.

News media have reported that U.S. immigration authorities have increased scrutiny of Canadian citizens who are crossing the U.S.-Canada border with respect to persons involved in cannabis businesses in the U.S. There have been a number of Canadians barred from entering the U.S. as a result of an investment in or act related to U.S. cannabis businesses. In some cases, entry has been barred for extended periods of time. Resulting Issuer employees traveling from Canada to the U.S. for the benefit of the Resulting Issuer may encounter enhanced scrutiny by U.S. immigration authorities that may result in the employee not being permitted to enter the U.S. for a specified period of time. If this happens to the Resulting Issuer employees, then this may reduce our ability to manage effectively our business in the U.S.

Certain of the BRND’s officers and directors may now be, and all of them in respect of the Resulting Issuer may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by the Resulting Issuer and, accordingly, may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented.

The Resulting Issuer’s officers and directors also may become aware of business opportunities which may be appropriate for presentation to the Resulting Issuer and the other entities to which they owe duties. In the course of their other business activities, the Resulting Issuer’s officers and directors may owe similar or other duties, and may have obligations, to other entities or pursuant to other outside business arrangements, including seeking and presenting investment and business opportunities. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in our favour, as the Resulting Issuer’s officers and directors are not required to present investment and business opportunities to the Resulting Issuer in priority to other entities with which they are affiliated or to which they owe duties, and such conflicts may result in a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations or prospects.

The Resulting Issuer’s officers, directors, security holders and their respective affiliates and associates may have interests that conflict with the Resulting Issuer’s interests.

The Resulting Issuer has not adopted a policy that expressly prohibits its directors, officers, security holders, affiliates or associates from having a direct or indirect financial interest in any investment to be acquired or disposed of by us or in any transaction to which the Resulting Issuer is a party or has an interest. Such persons or entities may have a conflict between their interests and ours, which may result in a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations or prospects.

The SoCal Greenhouse acquisition and/or Element 7 Merger may not be completed or, if completed, may not be successful.

The closing of the proposed acquisition of SoCal Greenhouse and the Element 7 Merger are subject in each case to due diligence and certain other customary closing conditions and may not be completed on the terms negotiated or at all. Certain of these conditions, such as State and local regulatory approvals, are outside of our control. There is no assurance that such approvals or consents will be obtained. Continued delay in obtaining such approvals or consents, the failure to do so or the imposition of unfavourable terms or conditions could have a material adverse effect on the business, financial condition and results of operations of the Resulting Issuer. It is intended that the Resulting Issuer will consummate the acquisition of SoCal Greenhouse and the Element 7 Merger as soon as practicable once such conditions are met. However, we have no control over whether or not certain of the conditions will be met and there is no assurance that such conditions to the closing of the acquisition of SoCal Greenhouse and the Element 7 Merger will be satisfied.

Even if the acquisition of SoCal Greenhouse and/or the Element 7 Merger do close, our ability to realize the anticipated benefits of SoCal Greenhouse and/or Element 7 subsidiary assets will depend, to a large extent, on our ability to integrate SoCal Greenhouse and/or the Element 7 subsidiary assets into the business of the Resulting Issuer (including re-purposing the greenhouse farm complex to grow cannabis and operationalizing the licenses obtained in the Element 7 Merger). There can be no assurance that we will successfully integrate or operationalize SoCal Greenhouse and/or the Element 7 subsidiary assets, and the Resulting Issuer could face impediments in its ability to implement its integration strategy. The integration process and operationalizing the acquired assets may also require attention from management and divert its focus and resources from other strategic opportunities and from current operational matters. If we are unable to successfully operate SoCal Greenhouse and/or the Element 7 subsidiary assets, our results of operations could suffer. Any failure to successfully integrate SoCal Greenhouse and/or the Element 7 subsidiary assets into the business of the Resulting Issuer on a timely basis and successfully operate the such assets could result in unanticipated expenses and liabilities.

In addition, while we conducted substantial due diligence in connection with both the acquisition of SoCal Greenhouse and the Element 7 Merger, there are risks inherent in any acquisition.

Specifically, there could be unknown or undisclosed risks or liabilities in connection with these assets for which we are not sufficiently indemnified. Any such unknown or undisclosed risks or liabilities could materially and adversely affect the business, financial condition, results of operation or prospects of the Resulting Issuer.

Failure to establish and maintain effective internal control over financial reporting may result in the Resulting Issuer not being able to accurately report its financial results, which could result in a loss of investor confidence and adversely affect the market price of the Equity Shares.

The Resulting Issuer will be responsible for establishing and maintaining adequate internal control over financial reporting, which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because the Resulting Issuer will be implementing new financial control and management systems, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A failure to prevent or detect errors or misstatements may result in a decline in the price of the Equity Shares and harm the Resulting Issuer’s ability to raise capital in the future.

If management of the Resulting Issuer is unable to certify the effectiveness of its internal controls or if material weaknesses or significant deficiencies in its internal controls are identified, the Resulting Issuer could be subject to regulatory scrutiny and a loss of public confidence, which could harm its business. In addition, if the Resulting Issuer does not maintain adequate financial and management personnel, processes and controls, it may not be able to accurately report its financial performance on a timely basis, which could cause a decline in the price of Equity Shares and harm the Resulting Issuer’s ability to raise capital.

It is not expected that the Resulting Issuer’s disclosure controls and procedures and internal control over financial reporting will prevent all error or fraud. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.

Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If the Resulting Issuer cannot provide reliable financial reports or prevent fraud, its reputation and operating results could be materially adversely affected, which could also cause investors to lose confidence in its reported financial information.

The Resulting Issuer may be subject to the risk of competition from synthetic production and technological advances.

The pharmaceutical industry may attempt to dominate the cannabis industry, and in particular, legal marijuana, through the development and distribution of synthetic products which emulate the effects and treatment of organic marijuana. If they are successful, the widespread popularity of such synthetic products could change the demand, volume and profitability of the cannabis industry. This could adversely affect the ability of the Resulting Issuer to secure long-term profitability and success through the sustainable and profitable operation of its business. There may be unknown additional regulatory fees and taxes that may be assessed in the future that may result in a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations or prospects

The Resulting Issuer may be subject to the risks associated with fraudulent or illegal activity by its employees, contractors and consultants.

The Resulting Issuer will be exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Resulting Issuer that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It may not always be possible for the Resulting Issuer to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Resulting Issuer to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Resulting Issuer from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Resulting Issuer, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Resulting Issuer’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Resulting Issuer’s operations, any of which could have a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations or prospects.

BRND may be subject to the risk associated with the contractual right of action.

The contractual right of action to be provided to the original purchasers of each of the BRND Class A Restricted Voting Shares and BRND Warrants pursuant to the Transaction could expose BRND to one or more actions for rescission or damages, and costs, following the Transaction if this prospectus contains or is alleged to have contained a misrepresentation. In addition, as BRND will indemnify the other parties granting such rights, it could suffer additional expenses. BRND may seek to mitigate its exposure through insurance. These contractual rights may result in a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations or prospects. See “Contractual Right of Action”.

Certain events or developments in the cannabis industry more generally may impact the Resulting Issuer’s reputation.

Damage to the Resulting Issuer’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Cannabis has often been associated with various other narcotics, violence and criminal activities, the risk of which is that our business might attract negative publicity. There is also risk that the action(s) of other participants, companies and service providers in the cannabis industry may negatively affect the reputation of the industry as a whole and thereby negatively impact the reputation of the Resulting Issuer. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regards to the Resulting Issuer and its activities, whether true or not, and the cannabis industry in general, whether true or not. We do not ultimately have direct control over how it or the cannabis industry is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Resulting Issuer’s overall ability to advance its business strategy and realize on its growth prospects, thereby having a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations or prospects.

Third parties with whom the Resulting Issuer may do business may perceive themselves as being exposed to reputational risk as a result of their relationship with the Resulting Issuer.

The parties with which the Resulting Issuer may do business may perceive that they are exposed to reputational risk as a result of the Resulting Issuer’s cannabis-related business activities. Failure to establish or maintain business relationships due to reputational risk arising in connection with the nature of the Resulting Issuer’s business may result in a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations or prospects.

The Resulting Issuer may be subject to advertising and promotional risk in the event it cannot effectively implement a successful branding strategy.

The Resulting Issuer’s future growth and profitability may depend on the effectiveness and efficiency of advertising and promotional costs, including its ability to (i) create brand recognition for any products we may develop or sell; (ii) determine appropriate advertising strategies, messages and media; and (iii) maintain acceptable operating margins on such costs. There can be no assurance that advertising and promotional costs will result in revenues for the Resulting Issuer’s business in the future, or will generate awareness for any of the Resulting Issuer’s products. In addition, no assurance can be given that the Resulting Issuer will be able to manage our advertising and promotional costs on a cost-effective basis.

The cannabis industry in Canada, including both the medical and adult-use cannabis markets, is in its early development stage and restrictions on advertising, marketing and branding of cannabis companies and products by Health Canada, various medical associations, other governmental or quasi-governmental bodies or voluntary industry associations may adversely affect the Resulting Issuer’s ability to conduct sales and marketing activities and to create brand recognition, and could potentially result in a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations or prospects.

GH Group is subject to product liability regimes and strict product recall requirements.

GH Group distributes products designed to be ingested by humans. Accordingly, the Resulting Issuer will face the risk of exposure to product liability claims, regulatory action and litigation if any of its business’s products are alleged to have caused significant loss or injury. In addition, the sale of cannabis products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. The Resulting Issuer may be subject to various product liability claims, including, among others, that specific cannabis products caused injury or illness, or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Resulting Issuer could result in increased costs, could adversely affect our reputation with the Resulting Issuer’s clients and consumers generally, and may result in a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations or prospects.

In addition, manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. To the extent any products are recalled due to an alleged product defect or for any other reason, the Resulting Issuer could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Resulting Issuer may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Moreover, a recall for any of the foregoing reasons could lead to decreased demand and could have a material adverse effect on the Resulting Issuer. Product recalls may lead to increased scrutiny of operations by applicable regulatory agencies, requiring further management attention and potential legal fees and other expenses.

The Resulting Issuer may not be able to successfully develop new products or find a market for their sale.

The cannabis industry is in its early stages of development and the Resulting Issuer, and its competitors, may seek to introduce new products in the future. In attempting to keep pace with any new market developments, the Resulting Issuer may need to expend significant amounts of capital in order to successfully develop and generate revenues from new products introduced by the Resulting Issuer. The Resulting Issuer may also be required to obtain additional regulatory approvals from Health Canada and any other applicable regulatory authorities, which may take significant amounts of time. The Resulting Issuer may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may result in a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations or prospects.

The Resulting Issuer will be reliant on third-party suppliers, manufacturers and contractors.

It is intended that the Resulting Issuer will maintain a full supply chain for the provision of products and services to the regulated cannabis industry. Due to the uncertain regulatory landscape for regulating cannabis in Canada and the U.S., the Resulting Issuer’s third-party suppliers, manufacturers and contractors may elect, at any time, to decline or withdraw services necessary for the Resulting Issuer’s operations. Loss of these suppliers, manufacturers and contractors may result in a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations or prospects.

The Resulting Issuer will be reliant on key inputs.

The marijuana business is dependent on a number of key inputs and their related costs including raw materials and supplies related to growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition, results of operations or prospects of the Resulting Issuer. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, the Resulting Issuer might be unable to find a replacement for such source in a timely manner or at all. If a sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to the Resulting Issuer in the future. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition, results of operations or prospects of the Resulting Issuer.

The Resulting Issuer will be reliant on equipment and skilled labour.

The ability of the Resulting Issuer to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. No assurances can be given that the Resulting Issuer will be successful in maintaining its required supply of skilled labour, equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by the Resulting Issuer’s capital expenditure plans may be significantly greater than anticipated by the Resulting Issuer’s management, and may be greater than funds available to the Resulting Issuer, in which circumstance the Resulting Issuer may curtail, or extend the timeframes for completing, its capital expenditure plans. This may result in a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations or prospects.

Service providers could suspend or withdraw service.

As a result of any adverse change to the approach in enforcement of United States cannabis laws, adverse regulatory or political change, additional scrutiny by regulatory authorities, adverse change in public perception in respect of the consumption of marijuana or otherwise, third-party service providers to the Resulting Issuer could suspend or withdraw their services, which may have a material adverse effect on the Resulting Issuer’s business, revenues, operating results, financial condition or prospects.

The Resulting Issuer may be subject to the risk of litigation.

The Resulting Issuer may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Resulting Issuer becomes involved be determined against the Resulting Issuer, such a decision could adversely affect the Resulting Issuer’s ability to continue operating and the market price for the Equity Shares. Even if the Resulting Issuer is involved in litigation and wins, litigation can redirect significant company resources.

The Resulting Issuer may be subject to risks related to the protection and enforcement of intellectual property rights and may become subject to allegations that the Resulting Issuer is in violation of intellectual property rights of third parties.

The ownership and protection of intellectual property rights may be a significant aspect of the Resulting Issuer’s future success. The Resulting Issuer may rely on trade secrets, technical know-how and proprietary information that are not protected by patents to maintain its competitive position. The Resulting Issuer will try to protect such intellectual property by entering into confidentiality agreements with parties that have access to it, such as the Resulting Issuer’s partners, collaborators, employees and consultants. Any of these parties may breach these agreements and we may not have adequate remedies for any specific breach. In addition, trade secrets and technical know-how, which are not protected by patents, may otherwise become known to or be independently developed by competitors, in which event the Resulting Issuer could be materially adversely affected.

Unauthorized parties may attempt to replicate or otherwise obtain and use the Resulting Issuer’s products, trade secrets, technical know-how and proprietary information. Policing the unauthorized use the Resulting Issuer’s future intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as the Resulting Issuer may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of the Resulting Issuer’s future trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same for the benefit of the Resulting Issuer, may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of the Resulting Issuer’s future trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly. Any or all of these events could result in a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations or prospects.

In addition, other parties may claim that the Resulting Issuer’s products infringe on their proprietary and perhaps patent-protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, injunctions, temporary restraining orders and/or require the payment of damages. As well, the Resulting Issuer may need to obtain licenses from third parties who allege that the Resulting Issuer has infringed on their lawful rights. However, such licenses may not be available on terms acceptable to the Resulting Issuer or at all. In addition, the Resulting Issuer may not be able to obtain or utilize on terms that are favourable to it, or at all, licenses or other rights with respect to intellectual property that it does not own.

The Resulting Issuer may be subject to risks related to information technology systems, including cyber-attacks.

The Resulting Issuer’s operations may depend, in part, on how well it and its suppliers protect networks, equipment, information technology systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Resulting Issuer’s operations may also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Resulting Issuer’s reputation and results of operations. The Resulting Issuer’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access may become a priority to ensure the ongoing success and security of the business. As cyber threats continue to evolve, the Resulting Issuer may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

The Resulting Issuer may be subject to risks related to security breaches.

Given the nature of GH Group’s product and its lack of legal availability outside of channels approved by the Government of the United States, as well as the concentration of inventory in its facilities, despite meeting or exceeding all legislative security requirements, there remains a risk of shrinkage as well as theft. A security breach at GH Group’s facilities could expose the Resulting Issuer to additional liability and to potentially costly litigation, increase expenses relating to the resolution and future prevention of these breaches and may deter potential patients from choosing the Resulting Issuer’s products.

In addition, GH Group collects and stores personal information about its patients and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on the Resulting Issuer’s business, financial condition and results of operations or prospects.

The Resulting Issuer may be subject to risks related to high bonding and insurance coverage.

There is a risk that a greater number of State regulatory agencies will begin requiring entities engaged in certain aspects of the business or industry of legal marijuana to post a bond or significant fees when applying, for example, for a dispensary license or renewal as a guarantee of payment of sales and franchise tax. The Resulting Issuer is not able to quantify at this time the potential scope for such bonds or fees in the States in which it currently or may in the future operate. Any bonds or fees of material amounts could have a negative impact on the ultimate success of the Resulting Issuer’s business.

The Resulting Issuer’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, accidents, labour disputes and changes in the regulatory environment. Such occurrences could result in damage to assets, personal injury or death, environmental damage, delays in operations, monetary losses and possible legal liability.

Although the Resulting Issuer maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance does not cover all the potential risks associated with its operations. The Resulting Issuer may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards encountered in the operations of the Resulting Issuer is not generally available on acceptable terms. The Resulting Issuer might also become subject to liability for pollution or other hazards which may not be insured against or which the Resulting Issuer may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Resulting Issuer to incur significant costs that could have a material adverse effect upon its business, results of operations, financial condition or prospects.

The Resulting Issuer may be subject to transportation risks.

The Resulting Issuer’s business will involve, both directly and indirectly, the production, sale and distribution of cannabis products. Due to the perishable nature of such products, the Resulting Issuer will depend on fast and efficient direct and third-party transportation services to distribute its product. Any prolonged disruption of third-party transportation services could have an adverse effect on the Resulting Issuer. Rising costs associated with the third-party transportation services which will be used by the Resulting Issuer to ship its proposed products may also adversely impact the business of the Resulting Issuer.

The Resulting Issuer’s share price may be vulnerable to rising energy costs.

The Resulting Issuer’s business may involve, directly or indirectly, the production of cannabis products which will consume considerable energy, making the Resulting Issuer vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of the Resulting Issuer and its ability to operate profitably.

The Resulting Issuer may be subject to risks inherent in an agricultural business.

The Resulting Issuer’s business may involve, directly or indirectly, the growing of cannabis, which is an agricultural product. As such, the business may be subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Even when grown indoors under climate-controlled conditions monitored by trained personnel, there can be no assurance that natural elements, such as insects and plant diseases, will not have a material adverse effect on the production of cannabis products and on the Resulting Issuer’s business, financial condition, results of operations or prospects of the Resulting Issuer.

Management of growth may prove to be difficult.

The Resulting Issuer may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Resulting Issuer to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Resulting Issuer to deal with this growth may result in a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations or prospects.

The Resulting Issuer may be subject to the risks of leverage.

It is anticipated that the Resulting Issuer will utilize leverage in connection with the Resulting Issuer’s investments in the form of secured or unsecured indebtedness. Although the Resulting Issuer will seek to use leverage in a manner it believes is prudent, such leverage will increase the exposure of an investment to adverse economic factors such as downturns in the economy or deterioration in the condition of the investment. If the Resulting Issuer defaults on secured indebtedness, the lender may foreclose and the Resulting Issuer could lose its entire investment in the security of such loan. If the Resulting Issuer defaults on unsecured indebtedness, the terms of the loan may require the Resulting Issuer to repay the principal amount of the loan and any interest accrued thereon in addition to heavy penalties that may be imposed. Because the Resulting Issuer may engage in financings where several investments are cross-collateralized, multiple investments may be subject to the risk of loss. As a result, the Resulting Issuer could lose its interest in performing investments in the event such investments are cross-collateralized with poorly performing or nonperforming investments.

In addition to leveraging the Resulting Issuer’s investments, the Resulting Issuer may borrow funds in its own name for various purposes and may withhold or apply from distributions amounts necessary to repay such borrowings. The interest expense and such other costs incurred in connection with such borrowings may not be recovered by income from investments purchased by the Resulting Issuer. If investments fail to cover the cost of such borrowings, the value of the investments held by the Resulting Issuer would decrease faster than if there had been no such borrowings. Additionally, if the investments fail to perform to expectation, the interests of investors in the Resulting Issuer could be subordinated to such leverage, which will compound any such adverse consequences.

The Resulting Issuer may undertake future acquisitions or dispositions, which bear inherent risks.

Material acquisitions, dispositions and other strategic transactions involve a number of risks, including: (i) potential disruption of the Resulting Issuer’s ongoing business; (ii) distraction of management; (iii) the Resulting Issuer may become more financially leveraged; (iv) the anticipated benefits and cost savings of those transactions may not be realized fully or at all or may take longer to realize than expected; (v) increased scope and complexity of the Resulting Issuer’s operations; and (vi) loss or reduction of control over certain of the Resulting Issuer’s assets. Additionally, the Resulting Issuer may issue additional Equity Shares in connection with such transactions, which would dilute a Resulting Issuer Shareholder’s holdings in the Resulting Issuer or indirect holdings in the Resulting Issuer.

The presence of one or more material liabilities of an acquired company that are unknown to the Resulting Issuer at the time of acquisition could have a material adverse effect on the business, results of operations, prospects and financial condition of the Resulting Issuer. A strategic transaction may result in a significant change in the nature of the Resulting Issuer’s business, operations and strategy. In addition, the Resulting Issuer may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into the Resulting Issuer’s operations.

Risks related to the difficulty of attracting and retaining personnel.

The Resulting Issuer’s success depends to a significant degree upon its ability to attract, retain and motivate highly skilled and qualified personnel. Failure to attract and retain necessary technical personnel, sales and marketing personnel and skilled management could adversely affect the Resulting Issuer’s business. If the Resulting Issuer fails to attract, train and retain sufficient numbers of these highly qualified people, its prospects, business, financial condition and results of operations will be materially and adversely affected.

Co-investment risk in terms of control over the Resulting Issuer’s investments.

The Resulting Issuer may co-invest in one or more investments with certain strategic investors and/or other third parties through joint ventures or other entities, which parties in certain cases may have different interests or superior rights to those of the Resulting Issuer. Although it is our intent to retain control and other superior rights over the Resulting Issuer’s investments, under certain circumstances it may be possible that the Resulting Issuer relinquishes such rights over certain of its investments and, therefore, may have a limited ability to protect its position therein. In addition, even when the Resulting Issuer does maintain a control position with respect to its investments, the Resulting Issuer’s investments may be subject to typical risks associated with third-party involvement, including the possibility that a third-party may have financial difficulties resulting in a negative impact on such investment, may have economic or business interests or goals that are inconsistent with those of the Resulting Issuer, or may be in a position to take (or block) action in a manner contrary to the Resulting Issuer’s objectives. The Resulting Issuer may also, in certain circumstances, be liable for the actions of its third-party partners or co-investors. Co-investments by third parties may or may not be on substantially the same terms and conditions as the Resulting Issuer, and such different terms may be disadvantageous to the Resulting Issuer.

Liabilities arising from the Resulting Issuer’s website accessibility.

Internet websites are visible by people everywhere, not just in jurisdictions where the activities described therein are considered legal. As a result, to the extent the Resulting Issuer sells services or products via web-based links targeting only jurisdictions in which such sales or services are compliant with State law, the Resulting Issuer may face legal action in other jurisdictions which are not the intended object of any of the Resulting Issuer’s marketing efforts for engaging in any web-based activity that results in sales into such jurisdictions deemed illegal under applicable laws.

The Resulting Issuer will be subject to the costs of being a public company.

As a public issuer, BRND is, and the Resulting Issuer upon completion of the Transaction will be, subject to the reporting requirements and rules and regulations under the applicable Canadian securities laws and rules of any stock exchange on which the Resulting Issuer’s securities may be listed from time to time. Additional or new regulatory requirements may be adopted in the future. The requirements of existing and potential future rules and regulations will increase the Resulting Issuer’s legal, accounting and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on its personnel, systems and resources, which could adversely affect its business and financial condition.

In particular, the Resulting Issuer will be subject to reporting and other obligations under applicable Canadian securities laws, including NI 52-109, which requires annual management assessment of the effectiveness of the Resulting Issuer’s internal controls over financial reporting. Effective internal controls, including financial reporting and disclosure controls and procedures, are necessary for the Resulting Issuer to provide reliable financial reports, to effectively reduce the risk of fraud and to operate successfully as a public company. These reporting and other obligations place significant demands on the Resulting Issuer as well as on the Resulting Issuer’s management, administrative, operational and accounting resources.

Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Resulting Issuer’s results of operations or cause it to fail to meet its reporting obligations. If the Resulting Issuer or its auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in the Resulting Issuer’s consolidated financial statements and materially adversely affect the trading price of the applicable Equity Shares.

Certain remedies may be limited to the Resulting Issuer.

Pursuant to its governing documents, the Resulting Issuer and the shareholders of the Resulting Issuer may be prevented from recovering damages for alleged errors or omissions made by the members of the Resulting Issuer Board and its officers. The Resulting Issuer’s governing documents may also provide that the Resulting Issuer will, to the fullest extent permitted by law, indemnify members of the Resulting Issuer Board and its officers for certain liabilities incurred by them by virtue of their acts on behalf of the Resulting Issuer.

The Resulting Issuer may have difficulty enforcing judgments and effecting service of process on directors and officers.

The directors and officers of the BRND reside outside of Canada. Most or all of the assets of such persons are located outside of Canada. Therefore, it may not be possible for BRND Shareholders to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian securities laws against such persons. Moreover, it may not be possible for BRND Shareholders to effect service of process within Canada upon such persons.

Past performance is not indicative of future results.

The prior investment and operational performance of GH Group is not indicative of the future operating results of the Resulting Issuer. There can be no assurance that the historical operating results achieved by GH Group or its affiliates will be achieved by the Resulting Issuer, and the Resulting Issuer’s performance may be materially different.

Financial projections may prove materially inaccurate or incorrect.

Any GH Group or the Resulting Issuer financial estimates, projections and other forward-looking information or statements included in this prospectus were prepared by BRND without the benefit of reliable historical industry information or other information customarily used in preparing such estimates, projections and other forward-looking information or statements. Such forward-looking information or statements are based on assumptions of future events that may or may not occur, which assumptions may not be disclosed in this prospectus. BRND Shareholders should inquire of BRND and become familiar with the assumptions underlying any estimates, projections or other forward-looking information or statements. Projections are inherently subject to varying degrees of uncertainty and their achievability depends on the timing and probability of a complex series of future events. There is no assurance that the assumptions upon which these projections are based will be realized. Actual results may differ materially from projected results for a number of reasons including increases in operation expenses, changes or shifts in regulatory rules, undiscovered and unanticipated adverse industry and economic conditions, and unanticipated competition. Accordingly, BRND Shareholders should not rely on any projections to indicate the actual results the Resulting Issuer might achieve.

The Resulting Issuer may not pay dividends.

It is not intended that the Resulting Issuer will pay any dividends on the Equity Shares in the foreseeable future. Dividends paid by the Resulting Issuer would be subject to tax and, potentially, withholdings.

Market and Economy Risks

The Resulting Issuer may be vulnerable to currency exchange fluctuations.

Due to BRND’s present operations in the United States, and its intention to continue future operations outside Canada, the Resulting Issuer is expected to be exposed to significant currency fluctuations. Recent events in the global financial markets have been coupled with increased volatility in the currency markets. All or substantially all of the Resulting Issuer’s revenue will be earned in US dollars, but a portion of its operating expenses are incurred in Canadian dollars. Fluctuations in the exchange rate between the US dollar and the Canadian dollar may have a material adverse effect on the Resulting Issuer’s business, financial position or results of operations or prospects.

The Resulting Issuer may be subject to market price volatility risks.

The market price of the Equity Shares may be subject to wide fluctuations in response to many factors, including variations in the operating results of the Resulting Issuer, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, changes in the business prospects for the Resulting Issuer, general economic conditions, legislative changes, and other events and factors outside of the Resulting Issuer’s control. In addition, stock markets have from time to time experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could adversely affect the market price for the Equity Shares.

There may be restrictions on the market for the Equity Shares.

Notwithstanding that it is a condition of closing that the Equity Shares are listed on the NEO Exchange (and excluding the Multiple Voting Shares which will not be listed securities), various regulatory regimes in the United States forbid the transfer of such Equity Shares in quantities that exceed published thresholds without receiving advanced approval of the State regulators. Failure to obtain approval may result in the Resulting Issuer’s licenses in that State being revoked.

There may be a limited market for the Equity Shares.

Notwithstanding that it is a condition of closing that the Equity Shares are listed on the NEO Exchange (and excluding the Multiple Voting Shares which will not be listed securities), there can be no assurance that an active and liquid market for such Equity Shares will develop or be maintained and a Resulting Issuer Shareholder may find it difficult to resell any securities of the Resulting Issuer.

The Resulting Issuer may be subject to the risks posed by sales by existing BRND Shareholders.

Sales of a substantial number of Equity Shares (and excluding the Multiple Voting Shares which will not be listed securities) in the public market could occur at any time by existing holders of such Equity Shares. These sales, or the market perception that the holders of a large number of Equity Shares intend to sell Equity Shares, could reduce the market price of the Equity Shares. If this occurs and continues, it could impair the Resulting Issuer’s ability to raise additional capital through the sale of securities.

Subsequent offerings will result in dilution to holders of the Equity Shares.

The Resulting Issuer may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into Equity Shares or other equity securities) and may issue additional Equity Shares or other securities of the Resulting Issuer or other equity securities to finance acquisitions, operations, or other projects. The size of future issuances of Equity Shares or other equity securities (or of securities convertible into Equity Shares or other equity securities) nor the effect, if any, that future issuances and sales of such securities will have on the market price of the Equity Shares can be predicted at this time. Any transaction involving the issuance of previously authorized but unissued Equity Shares, securities convertible into Equity Shares, or other equity securities and convertible debt securities of the Resulting Issuer would result in dilution to holders of Equity Shares. Exercises of issued and outstanding BRND Warrants may also result in dilution to the holders of Equity Shares.

The Cashless Exercise feature of the BRND Warrants could result in more volatile financial results.

The Cashless Exercise feature of the BRND Warrants could result in more volatile financial results because with the Cashless Exercise feature, the BRND Warrants are classified as a liability and are therefore recorded at fair value. Any fluctuations in the fair value of a BRND Warrant would be reflected in income.

Global financial conditions and the future economic shocks may impair the Resulting Issuer’s financial condition.

Following the onset of the credit crisis in 2007-2008, global financial conditions were characterized by extreme volatility and several major financial institutions either went into bankruptcy or were rescued by governmental authorities. While global financial conditions subsequently stabilized, there remains considerable risk in the system given the extraordinary measures adopted by government authorities to achieve that stability. Global financial conditions could suddenly and rapidly destabilize in response to future economic shocks, as government authorities may have limited resources to respond to future crises.

Future economic shocks may be precipitated by a number of causes, including a rise in the price of oil, geopolitical instability and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Resulting Issuer’s ability to obtain equity or debt financing in the future on terms favourable to the Resulting Issuer. Additionally, any such occurrence could cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. Further, in such an event, the Resulting Issuer’s operations and financial condition could be adversely impacted.

Furthermore, general market, political and economic conditions, including, for example, inflation, interest and currency exchange rates, structural changes in the cannabis industry, supply and demand for commodities, political developments, legislative or regulatory changes, social or labour unrest and stock market trends will affect the Resulting Issuer’s operating environment and its operating costs, profit margins and share price. Any negative events in the global economy could have a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations or prospects.

Environmental Risks

The Resulting Issuer may be subject to significant environmental regulations and risks.

The Resulting Issuer’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors (or the equivalent thereof) and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Resulting Issuer’s operations.

Government approvals and permits are currently, and may in the future, be required in connection with the Resulting Issuer’s operations. To the extent such approvals are required and not obtained, the Resulting Issuer may be curtailed or prohibited from its proposed production of medical marijuana or from proceeding with the development of its operations as currently proposed.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Resulting Issuer may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production of medical marijuana, or more stringent implementation thereof, could have a material adverse impact on the Resulting Issuer and cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development.

The Resulting Issuer may be subject to unknown environmental risks.

There can be no assurance that the Resulting Issuer will not encounter hazardous conditions at the facilities where it operates its businesses, such as asbestos or lead, in excess of expectations that may delay the development of its businesses. Upon encountering a hazardous condition, work at the facilities of the Resulting Issuer may be suspended. The presence of other hazardous conditions may require significant expenditure of the Resulting Issuer’s resources to correct the condition. Such conditions could have a material impact on the investment returns of the Resulting Issuer.

Tax Risks

U.S. and Canadian tax residence of the Resulting Issuer.

It is anticipated that the Resulting Issuer will be treated as a U.S. corporation for U.S. federal income tax purposes under section 7874 of the Code as a result of the Transaction (although no definitive determination of this matter has been reached, and no tax ruling has been sought or obtained in this regard). As a result, it is anticipated that the Resulting Issuer will be considered a U.S. tax resident for U.S. federal income tax purposes and therefore subject to U.S. federal income tax on its worldwide income. For Canadian tax purposes, however, BRND is and the Resulting Issuer will continue to be treated as a Canadian resident company (as defined in the Tax Act) for Canadian federal income tax purposes. Consequently, it is anticipated that the Resulting Issuer would be subject to income tax both in Canada and the U.S., which could have a material adverse effect on its financial condition and results of operations.

The deduction of certain expenses of the Resulting Issuer may be restricted.

Section 280E of the Code generally prohibits businesses from deducting or claiming tax credits with respect to expenses paid or incurred in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of Schedule I and II of the Substances Act) which is prohibited by U.S. federal law or the law of any state in which such trade or business is conducted. Section 280E of the Code currently applies to businesses operating in the cannabis industry, irrespective of whether such businesses are licensed and operating in accordance with applicable state laws. The application of section 280E of the Code generally causes such businesses to pay higher effective U.S. federal income tax rates than similar businesses in other industries due to the loss of certain deductions and credits. The impact of section 280E of the Code on the effective tax rate of a cannabis business generally depends on how large the ratio of non-deductible expenses is to the business’s total revenues. It is expected that the Resulting Issuer will be subject to section 280E of the Code and consequently, section 280E of the Code may adversely affect the Resulting Issuer’s profitability and, in fact, may cause the Resulting Issuer to operate at a loss. While recent legislative proposals, if enacted into law, could eliminate or diminish the application of section 280E of the Code to cannabis businesses, the enactment of any such law is uncertain and until any changes in the law, it is anticipated that the Resulting Issuer will be subject to section 280E of the Code.

Dividends paid by the Resulting Issuer may be subject to withholding tax.

It is unlikely that the Resulting Issuer will pay any dividends on the Equity Shares in the foreseeable future. However, dividends received by holders who are residents of Canada for purpose of the Tax Act will be subject to U.S. withholding tax. Any such dividends may not qualify for a reduced rate of withholding tax under the Canada- U.S. Tax Convention (as defined below) as amended. In addition, a foreign tax credit or a deduction in respect of foreign taxes may not be available.

Dividends received by U.S. Holders (as defined below) will not be subject to U.S. withholding tax but will be subject to Canadian withholding tax. Dividends paid by the Resulting Issuer will be characterized as U.S. source income for purposes of the foreign tax credit rules under the Code. Accordingly, U.S. shareholders generally will not be able to claim a credit for any Canadian tax withheld unless, depending on the circumstances, they have an excess foreign tax credit limitation due to other foreign source income that is subject to a low or zero rate of foreign tax.

Dividends received by shareholders that are neither Canadian nor U.S. shareholders will be subject to U.S. withholding tax and will also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to a shareholder of the Resulting Issuer, subject to examination of the relevant treaty. These dividends may however qualify for a reduced rate of Canadian withholding tax under any income tax treaty otherwise applicable to a shareholder of the Resulting Issuer, subject to examination of the relevant treaty.

The Resulting Issuer may be subject to net operating loss limitations.

Section 382 of the Code contains rules that limit for U.S. federal income tax purposes the ability of a corporation that undergoes an “ownership change” to utilize its net operating losses (and certain other tax attributes) existing as of the date of such ownership change. Under these rules, a corporation is treated as having had an “ownership change” if there is more than a 50% increase in stock ownership by one or more “5 percent shareholders,” within the meaning of section 382 of the Code, during a rolling three-year period. It is anticipated that the Transaction will result in an ownership change for purposes of section 382 of the Code. However, BRND currently does not have, and does not expect at the time of the Transaction to have, any material net operating loss carry forwards or other tax attribute carry forwards, that would be subject to limitation under section 382 of the Code.

Risk of U.S. tax classification of the Resulting Issuer as a U.S. Real Property Holding Company.

As a result of the Transaction, discussed above, it is anticipated that the Resulting Issuer will be treated as a U.S. domestic corporation for U.S. federal income tax purposes under section 7874(b) of the Code. As a result, Non-U.S. Holders (as defined below) may be subject to U.S. federal income tax upon a disposition of their Equity Shares depending on whether the Resulting Issuer is classified as a United States real property holding corporation (a “USRPHC”) under the Code. It is not expected that the Resulting Issuer will be a USRPHC, but we do not intend to seek formal confirmation of its status as a non-USRPHC from the IRS. If the Resulting Issuer were to be considered a USRPHC, Non-U.S. Holders may be subject to U.S. federal income tax on any gain associated with the disposition of their Equity Shares.

The discussion of certain U.S. federal income tax and certain Canadian federal income tax risks under “Risk Factors – Tax Risks” is subject in its entirety to the summaries set forth in “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

EACH SHAREHOLDER SHOULD SEEK TAX ADVICE, BASED ON SUCH SHAREHOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a general summary of certain Canadian federal income tax considerations under the Tax Act are generally applicable to a beneficial owner of Equity Shares and BRND Warrants (collectively, the “Securities”) following the Transaction who at all relevant times, for purposes of the Tax Act, deals at arm’s length with, and is not affiliated with, the Resulting Issuer and who will acquire and hold such Securities as capital property (a “Holder”), all within the meaning of the Tax Act. A Security will generally be considered to be capital property to a Holder unless the Holder holds (or will hold) such Security in the course of carrying on a business of trading or dealing in securities or has acquired (or will acquire) them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (a) that is a “financial institution” for purposes of the “mark-to-market rules” in the Tax Act; (b) an interest in which is a “tax shelter investment” as defined in the Tax Act; (c) that is a “specified financial institution” as defined in the Tax Act; (d) that has made a “functional currency” election under the Tax Act to determine its “Canadian tax results”, as defined in the Tax Act, in a currency other than Canadian currency; (e) that enters into, or has entered into, a “derivative forward agreement” as such term is defined in the Tax Act, with respect to a Security; (f) that is a BRND Founder; or (g) that is an Unsuitable Person. Any such Holder to which this summary does not apply should consult its own tax advisor. In addition, this summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition or holding of Securities.

This summary does not address the possible application of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act to a Holder that (i) is a corporation resident in Canada and (ii) is or becomes (or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes), as part of a transaction or event or series of transactions or events that includes the acquisition of an Equity Share, controlled by a nonresident corporation, non-resident individual, non-resident trust, or group of any of the foregoing who do not deal at arm’s length with each other for purposes of such rules. Such Holders should consult their own tax advisors with respect to the possible application of these rules.

This summary is of a general nature only, is based upon the current provisions of the Tax Act, specific proposals to amend the Tax Act (the “Tax Proposals”) which have been announced by or on behalf the Minister of Finance (Canada) prior to the date hereof, and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency. This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Securities and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. Holders are urged to consult their own income tax advisors with respect to the tax consequences applicable to the acquisition, holding and disposition of Securities based on their own particular circumstances.

Residents of Canada

This portion of the summary is applicable to a Holder who, for the purposes of the Tax Act and at all relevant times, is or is deemed to be resident in Canada (a “Resident Holder”). A Resident Holder whose Equity Shares might not otherwise qualify as capital property may, in certain circumstances, make the irrevocable election pursuant to subsection 39(4) of the Tax Act to deem their Equity Shares, and every other “Canadian security”, as defined in the Tax Act, owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, to be capital property. Such election will not apply in respect of BRND Warrants. Resident Holders should consult their own tax advisors with respect to whether an election under subsection 39(4) of the Tax Act is available and advisable having regard to their own particular circumstances.

Exercise or Expiry of BRND Warrants

No gain or loss will be realized by a Resident Holder of a BRND Warrant upon the exercise of such BRND Warrant. When a BRND Warrant is exercised, the Resident Holder’s cost of the Equity Share acquired thereby will be equal to the adjusted cost base of the BRND Warrant to such Resident Holder, plus the amount paid on the exercise of the BRND Warrant. For the purpose of computing the adjusted cost base to a Resident Holder of each Equity Share acquired on the exercise of a BRND Warrant, the cost of such Equity Share must be averaged with the adjusted cost base to such Resident Holder of all other Equity Shares of that class (if any) held by the Resident Holder as capital property immediately prior to the exercise of such BRND Warrant.

Generally, the expiry of an unexercised BRND Warrant will give rise to a capital loss equal to the adjusted cost base to the Resident Holder of such expired BRND Warrant. See “Disposition of Securities” below.

Disposition of Securities

A Resident Holder who disposes of or is deemed to have disposed of a Security (other than a disposition arising on the exercise of a BRND Warrant by a Resident Holder) will generally realize a capital gain (or incur a capital loss) in the year of disposition equal to the amount by which the proceeds of disposition in respect of the Security exceed (or are exceeded by) the aggregate of the adjusted cost base of such Security and any reasonable expenses associated with the disposition. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder must be included in computing the Resident Holder’s income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss incurred by a Resident Holder (an “allowable capital loss”) may be used to offset taxable capital gains realized by the Resident Holder in the taxation year of disposition. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition may be applied to reduce net taxable gains realized by the Resident Holder in the three preceding taxation years or in any subsequent year in the circumstances and to the extent provided in the Tax Act.

The amount of any capital loss realized on the disposition of an Equity Share by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends which have been previously received or deemed to have been received by the Resident Holder on such share. Similar rules may apply where a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Equity Shares.

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be subject to pay a refundable tax on its “aggregate investment income”, which is defined in the Tax Act to include capital gains on the disposition or deemed disposition of Securities.

Capital gains realized by an individual and certain trusts may result in the individual or trust paying minimum tax under the Tax Act.

A Resident Holder may, in certain specific circumstances, be subject to United States tax on a gain realized on the disposition of a Security (see “Certain United States Federal Income Tax Considerations – Tax Consequences to Non-U.S. Holders – Dispositions of Equity Shares or BRND Warrants”). United States tax, if any, levied on any gain realized on a disposition of a Security may be eligible for a foreign tax credit under the Tax Act to the extent and under the circumstances described in the Tax Act. Generally, a foreign tax credit in respect of a tax paid to a particular foreign country is limited to the Canadian tax otherwise payable in respect of income sourced in that country. Gains realized on the disposition of a Security by a Resident Holder may not be treated as income sourced in the United States for these purposes. Resident Holders should consult their own tax advisors with respect to the availability of a foreign tax credit, having regard to their own particular circumstances.

Dividends on Equity Shares

Dividends (including deemed dividends) received on Equity Shares by a Resident Holder who is an individual (and certain trusts) will be included in the Resident Holder’s income and be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by an individual from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit for “eligible dividends” properly designated as such by the Resulting Issuer.

Dividends (including deemed dividends) received on Equity Shares by a Resident Holder that is a corporation will be included in the Resident Holder’s income and will generally be deductible in computing such Resident Holder’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition of the Equity Share or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” (as defined in the Tax Act) or any other corporation resident in Canada and controlled, whether by reason of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received on the Equity Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income. Dividends received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act.

A Resident Holder may be subject to United States withholding tax on dividends received on the Equity Shares (see “Certain United States Federal Income Tax Considerations – Tax Consequences to Non-U.S. Holders – Distributions on Equity Shares”). Any United States withholding tax paid by or on behalf of a Resident Holder in respect of dividends received on the Equity Shares by a Resident Holder may be eligible for foreign tax credit or deduction treatment where applicable under the Tax Act. Generally, a foreign tax credit in respect of a tax paid to a particular foreign country is limited to the Canadian tax otherwise payable in respect of income sourced in that country. Dividends received on the Equity Shares by a Resident Holder may not be treated as income sourced in the United States for these purposes. Resident Holders should consult their own tax advisors with respect to the availability of any foreign tax credits or deductions under the Tax Act in respect of any United States withholding tax applicable to dividends on the Equity Shares.

Conversion of Equity Shares

The conversion of shares of a class of Equity Shares into shares of a different class of Equity Shares will be deemed not to constitute a disposition of property for purposes of the Tax Act and, accordingly, will not give rise to a capital gain or capital loss. The cost to a Resident Holder of the Equity Shares received on such conversion will be deemed to be equal to the Resident Holder’s adjusted cost base of the converted shares immediately before the conversion. For the purpose of computing the adjusted cost base to a Holder of each Equity Share of a particular class acquired on such conversion, the cost of such Equity Share must be averaged with the adjusted cost base to such Holder of all other shares of that class (if any) held by the Holder as capital property immediately prior to the conversion.

Eligibility for Investment

The Equity Shares and the BRND Warrants will, on the date hereof, be qualified investments for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a deferred profit sharing plan, a registered education savings plan (“RESP”), a registered disability savings plan (“RDSP”) or a tax-free savings account (“TFSA”), provided that:

(i)	in the case of the Equity Shares, the Equity Shares are listed on a designated stock exchange for the purposes of the Tax Act (which currently includes the NEO Exchange); and

(ii)	in the case of the BRND Warrants: (a) the BRND Warrants are listed on a designated stock exchange for purposes of the Tax Act (which currently includes the NEO Exchange); or (b) the shares to be issued on the exercise of the BRND Warrants are qualified investments as described in (i) above, provided that the Resulting Issuer is not, and deals at arm’s length with each person who is, an annuitant, a beneficiary, an employer or a subscriber under or a holder of such registered plan.

Notwithstanding the foregoing, the holder of a TFSA or an RDSP, the annuitant under an RRSP or RRIF, or the subscriber of an RESP, will be subject to a penalty tax in respect of the Equity Shares or BRND Warrants held in the TFSA, RRSP, RRIF, RDSP or RESP if such Securities are prohibited investments for the TFSA, RRSP, RRIF, RDSP or RESP. A Security will generally be a “prohibited investment” for a TFSA, RRSP, RRIF, RDSP or RRIF if the holder of the TFSA or RDSP, the annuitant under the RRSP or RRIF, or the subscriber of the RESP does not deal at arm’s length with the Resulting Issuer for the purposes of the Tax Act, or the holder, annuitant or subscriber has a “significant interest” (as defined in subsection 207.01(4) the Tax Act) in the Resulting Issuer. Holders of a TFSA or RDSP, annuitants under an RRSP or RRIF, and subscribers of RESPs should consult their own tax advisors as to whether Securities will be a prohibited investment in their particular circumstances.

Non-Residents of Canada

This portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is neither resident nor deemed to be resident in Canada and does not use or hold, and will not be deemed to use or hold, Securities in a business carried on in Canada (a “Non-Resident Holder”). Special considerations, which are not discussed in the summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere. Such Holders should consult their own advisers.

Exercise or Expiry of BRND Warrants

The tax consequences of the exercise and expiry of a BRND Warrant held by a Non-Resident Holder are the same as those described above under “Residents of Canada – Exercise or Expiry of BRND Warrants”.

Dividends on Equity Shares

Dividends paid or credited, or deemed to be paid or credited, on the Equity Shares to a Non-Resident Holder will be subject to non-resident withholding tax under the Tax Act at the rate of 25%, although such rate may be reduced under the terms of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. For example, the rate of withholding tax applicable to a dividend paid on the Equity Shares to a Non-Resident Holder who is a resident of the U.S. for purposes of the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), who beneficially owns the dividend and who qualifies for the benefits of the Canada-U.S. Tax Convention will generally be reduced to 15% or, if the Non-Resident Holder is a corporation that owns at least 10% of the voting stock of the Resulting Issuer, to 5%. Not all persons who are residents of the U.S. for purposes of the Canada-U.S. Tax Convention will qualify for the benefits of the Canada-U.S. Tax Convention. A Non-Resident Holder who is a resident of the U.S. is advised to consult its tax advisor in this regard.

A Non-Resident Holder may be subject to United States withholding tax on dividends received on the Equity Shares (see “Certain United States Federal Income Tax Considerations – Tax Consequences to Non-U.S. Holders – Distributions on Equity Shares”).

Disposition of Securities

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Security, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Security constitutes “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, provided the Equity Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the NEO Exchange) at the time of disposition, the Equity Shares and the BRND Warrants, as the case may be, generally will not constitute taxable Canadian property of a Non-Resident Holder unless, at any time during the 60-month period immediately preceding the disposition, the following two conditions are met concurrently: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or persons with whom the Non-Resident Holder did not deal at arm’s length held a membership interest, directly or indirectly through one or more partnerships, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued Equity Shares or any other class or series of shares of the Resulting Issuer; and (ii) more than 50% of the fair market value of the Equity Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or any option in respect of, or interest in, or for civil law a right in such properties, whether or not the property exists. Notwithstanding the foregoing, a Security may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.

Even if a Security is taxable Canadian property to a Non-Resident Holder, any capital gain realized upon the disposition of such Security may not be subject to tax under the Tax Act if such capital gain is exempt from Canadian tax pursuant to the provisions of an applicable income tax convention. If a Non-Resident Holder to whom Securities are taxable Canadian property is not exempt from tax under the Tax Act by virtue of an income tax convention, the consequences described under “Residents of Canada – Taxation of Capital Gains and Capital Losses” will generally apply.

Conversion of Equity Shares

The tax consequences of the conversion of shares of a class of Equity Shares into shares of a different class of Equity Shares are the same as those described above under “Residents of Canada – Conversion of Equity Shares”.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion sets forth a summary of the principal U.S. federal income tax consequences of (i) the Transaction to U.S. Holders (as defined below) of BRND Class A Restricted Voting Shares and BRND Warrants prior to the Transaction, (ii) the Transaction to the tax classification of the Resulting Issuer, (iii) the redemption of BRND Class A Restricted Voting Shares in connection with the Transaction to U.S. Holders or Non-U.S. Holders that elect to have all or a portion of their BRND Class A Restricted Voting Shares redeemed, and (iv) the ownership and disposition of the Equity Shares issued pursuant to the Transaction to U.S. Holders and Non-U.S. Holders, but does not purport to be a complete analysis of all potential tax matters for consideration in connection with the Transaction. This summary does not address the U.S. federal income tax consequences of any transactions that take place prior to the Transaction, including the sale of any BRND Class A Restricted Voting Shares or BRND Warrants prior to the Transaction.

This discussion is based on the provisions of the Code as well as final, temporary and proposed treasury regulations promulgated thereunder (the “Treasury Regulations”) and current administrative rulings and judicial decisions, all as in effect as of the date hereof. Legislative, judicial, or administrative modifications, revocations, or interpretations that occur in the future, which may or may not be retroactive, may result in U.S. federal income tax consequences significantly different from those discussed herein.

BRND has not obtained, and will not obtain, a ruling from the IRS or opinion of legal counsel with respect to any U.S. federal tax consequences of the Transaction described herein. This discussion is not binding on the IRS and the IRS may disagree with the discussion and conclusions herein, and its determination may be upheld by a court.

This summary assumes that any shares of the Resulting Issuer are held as capital assets within the meaning of section 1221 of the Code (generally, property held for investment), in the hands of a shareholder at all relevant times and are treated as equity of the Resulting Issuer for U.S. federal income tax purposes. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their personal investment or tax circumstances or to persons that are subject to special tax rules. For example, this summary of U.S. tax consequences does not address the tax treatment of special classes of holders who are subject to special rules, including without limitation: (a) financial institutions or financial services entities; (b) insurance companies; (c) taxpayers who have elected mark-to-market accounting for U.S. tax purposes; (d) tax-exempt entities; (e) governments or agencies or instrumentalities thereof; (f) regulated investment companies or real estate investment trusts; (g) brokers, dealers, or traders in securities or currencies; (h) United States expatriates or former long-term residents of the United States; (i) persons subject to the alternative minimum tax; (j) partnerships or other pass-through entities; (k) persons that hold BRND Class A Restricted Voting Shares or BRND Warrants as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; (l) controlled foreign corporations; (m) corporations that accumulate earnings to avoid U.S. federal income tax; (n) passive foreign investment companies; (o) holders who acquired their BRND Class A Restricted Voting Shares or BRND Warrants pursuant to employee stock options, participation in an employee stock purchase plan or otherwise as compensation; (p) except as discussed below in connection with the Conversion (as defined below), holders that own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the Resulting Issuer after the Transaction; and (q) persons whose functional currency is not the U.S. dollar. In addition, this summary does not address any U.S. federal estate, gift, or other non-income tax, or any state, local, or non-U.S. tax considerations of the ownership and disposition of Shares, BRND Class A Restricted Voting Shares or BRND Warrants or the impact of the alternative minimum tax or the Medicare contribution tax on net investment income.

If a partnership (including, for this purpose, any other entity either organized within or without the United States that is treated as a partnership for U.S. federal income tax purposes) holds BRND Class A Restricted Voting Shares, BRND Class B Shares or BRND Warrants, the U.S. federal income tax treatment of a partner as a beneficial owner of such shares generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership holding BRND Class A Restricted Voting Shares, BRND Class B Shares or BRND Warrants, such U.S. Holder should consult its own tax advisors regarding the tax consequences of the Transaction.

As used in this summary, the term U.S. Holder means a beneficial owner of the BRND Class A Restricted Voting Shares or BRND Warrants (or after the Transaction, of the Equity Shares or BRND Warrants) that is for U.S. federal income tax purposes: (a) an individual treated as a citizen or resident of the United States; (b) a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or (d) a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

A beneficial owner of the BRND Class A Restricted Voting Shares or BRND Warrants (or after the Transaction, of the Equity Shares or BRND Warrants) who is not a U.S. Holder and is not a partnership for U.S. federal income tax purposes is referred to as a Non-U.S. Holder.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. U.S. HOLDERS AND NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME, ESTATE, AND GIFT TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF THE RESULTING ISSUER, BRND CLASS A RESTRICTED VOTING SHARES OR BRND WARRANTS.

Tax Treatment of the Transaction to the Resulting Issuer and Classification of the Resulting Issuer as a U.S. Domestic Corporation

As a result of the Transaction, pursuant to section 7874(b) of the Code and the Treasury Regulations promulgated thereunder, notwithstanding that BRND is currently organized under the provisions of the BCBCA in connection with the Transaction, solely for U.S. federal income tax purposes, it is anticipated that the Resulting Issuer will be treated as converting to a U.S. domestic corporation at the end of the day immediately preceding the Effective Date under a tax-deferred reorganization under section 368(a) of the Code (the “Conversion”). We should not recognize any gain or loss as a result of the Conversion.

It is anticipated that we will experience a number of significant and complicated U.S. federal income tax consequences as a result of being treated as a U.S. domestic corporation for U.S. federal income tax purposes, and this summary does not attempt to describe all such U.S. federal income tax consequences. Section 7874 of the Code and the Treasury Regulations promulgated thereunder do not address all the possible tax consequences that arise from the Resulting Issuer being treated as a U.S. domestic corporation for U.S. federal income tax purposes. Accordingly, there may be additional or unforeseen U.S. federal income tax consequences to BRND that are not discussed in this summary.

Generally, the Resulting Issuer will be subject to U.S. federal income tax on its worldwide taxable income (regardless of whether such income is “U.S. source” or “foreign source”) and will be required to file a U.S. federal income tax return annually with the IRS. It is anticipated that the Resulting Issuer will also be subject to tax in Canada. It is unclear how the foreign tax credit rules under the Code will operate in certain circumstances, given the treatment of the Resulting Issuer as a U.S. domestic corporation for U.S. federal income tax purposes and the taxation of the Resulting Issuer in Canada. Accordingly, it is possible that the Resulting Issuer will be subject to double taxation with respect to all or part of its taxable income. It is anticipated that such U.S. and Canadian tax treatment will continue indefinitely and that the Equity Shares will be treated indefinitely as shares in a U.S. domestic corporation for U.S. federal income tax purposes, notwithstanding future transfers. The remainder of this summary assumes that the Resulting Issuer will be treated as a U.S. domestic corporation for U.S. federal income tax purposes.

Tax Consequences of the Transaction to U.S. Holders of BRND Class A Restricted Voting Shares

Conversion of BRND into a U.S. Domestic Corporation

Tax Considerations upon the Conversion

Subject to the discussion in “Effects of Section 367(b) of the Code Upon the Conversion” below, the following U.S. federal income tax consequences will result from the Conversion:

(i)	U.S. Holders will be deemed to exchange their BRND Class A Restricted Voting Shares of a non-U.S. corporation for BRND Class A Restricted Voting Shares in a U.S. domestic corporation;

(ii)	U.S. Holders should recognize no gain or loss as a result of the Conversion;

(iii)	the aggregate tax basis of the BRND Class A Restricted Voting Shares after the Conversion will be the same as such U.S. Holder’s aggregate tax basis in the BRND Class A Restricted Voting Shares immediately prior to the Conversion; and

(iv)	the holding period of the BRND Class A Restricted Voting Shares will include the holding period of the BRND Class A Restricted Voting Shares prior to the Conversion.

Effects of Section 367(b) of the Code Upon the Conversion

Notwithstanding qualification of the Conversion as a tax-deferred reorganization under section 368(a) of the Code, U.S. Holders may nevertheless, in certain circumstances, recognize taxable income in connection with the Conversion under section 367(b) of the Code. U.S. Holders who own, directly or indirectly under certain stock attribution rules, 10% or more of the value or combined voting power of the Resulting Issuer (each, a “10% U.S. Shareholder”) will be required to recognize as dividend income a proportionate share of the Resulting Issuer’s “all earnings and profits amount” (“All E&P Amount”), if any, as determined under applicable Treasury Regulations.

A U.S. Holder that is not a 10% U.S. Shareholder immediately prior to the Transaction is not required to include any part of the All E&P Amount in income unless such U.S. Holder makes an election to do so (a “Deemed Dividend Election”). Absent a Deemed Dividend Election, such U.S. Holder must recognize gain, but will not recognize any loss, upon the deemed exchange of such U.S. Holder’s BRND Class A Restricted Voting Shares of a non-U.S. corporation for BRND Class A Restricted Voting Shares in a U.S. domestic corporation if such BRND Class A Restricted Voting Shares have a fair market value of $50,000 or more on the date the Transaction is completed. The gain recognized will be added to the transferred basis in BRND Class A Restricted Voting Shares that such U.S. Holder will be deemed to receive in the Conversion.

By making a Deemed Dividend Election, a U.S. Holder that is not a 10% U.S. Shareholder will, in lieu of recognizing a gain upon the exchange of BRND Class A Restricted Voting Shares for BRND Class A Restricted Voting Shares in a U.S. domestic corporation under the Transaction as described above, recognize as dividend income a proportionate share of BRND’s All E&P Amount, if any. A Deemed Dividend Election can be made only if BRND provides such U.S. Holder with information as to the All E&P Amount in respect of such U.S. Holder and the U.S. Holder elects and files certain notices with such U.S. Holder’s U.S. federal income tax return for the tax year in which the Transaction occurs.

BRND anticipates that it will have a nominal All E&P Amount per share from inception through to the Effective Date. BRND will continue to refine the computation of its All E&P Amount, as well as estimate its All E&P Amount through the date of closing of the Transaction, which closing date All E&P Amount will need to be finally determined after the Effective Date.

The rules under section 367 of the Code with respect to the Transaction and the deemed stock exchange are complex, and each U.S. Holder is strongly urged to consult its own tax advisors regarding these rules, including, if applicable, to make the foregoing election to avoid recognize gain on such deemed exchange of stock.

Passive Foreign Investment Company Considerations in Connection with the Conversion

In addition to the possibility of taxation under section 367(b) of Code as described above, the Conversion may be a taxable event to U.S. Holders if the Resulting Issuer is, or ever was, a passive foreign investment company (“PFIC”) as defined under section 1297 of Code.

A non-U.S. corporation is classified as a PFIC if, for a taxable year, (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) 50% or more (by value) of its assets either produce or are held for the production of passive income, based on the quarterly average of the fair market value of such assets. For purposes of the PFIC provisions, “gross income” generally means sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest by value.

BRND believes that it was a PFIC during its initial tax year ended December 31, 2019, and based on its income, assets and activities during its current tax year, BRND expects that it should be a PFIC for its current tax year. PFIC classification is factual in nature, and generally cannot be determined until after the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. No opinion of legal counsel or ruling from the IRS concerning the PFIC status of BRND has been obtained and none will be requested. Consequently, there can be no assurances regarding the PFIC status of BRND during its current tax year or any prior or future tax year.

Under proposed Treasury Regulations, if BRND was classified as a PFIC for any tax year during which a U.S. Holder held BRND Class A Restricted Voting Shares, special rules, set forth in the proposed Treasury Regulations, may increase such U.S. Holder’s U.S. federal income tax liability with respect to the Conversion. Such proposed Treasury Regulations generally would require gain recognition by Non-Electing Shareholders (as defined below) as a result of the Conversion. Under such rules:

(i)	the Conversion may be treated as a taxable exchange to such U.S. Holder even if such transaction otherwise qualifies as a tax-deferred reorganization under section 368(a) of the Code, as discussed above;

(ii)	any gain on the deemed exchange of the BRND Class A Restricted Voting Shares for BRND Class A Restricted Voting Shares in a U.S. corporation pursuant to the Conversion will be allocated ratably over such U.S. Holder’s holding period;

(iii)	the amount allocated to the current tax year and any tax year prior to the first tax year in which BRND was classified as a PFIC will be taxed as ordinary income in the current tax year;

(iv)	the amount allocated to each of the other tax years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

(v)	an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other tax years, which interest charge is not deductible by non-corporate U.S. Holders.

A U.S. Holder that has made a “mark-to-market” election under section 1296 of the Code (a “Mark-to-Market Election”) or a timely and effective election to treat BRND as a “qualified electing fund” (a “QEF”) under section 1295 of the Code (a “QEF Election”) may generally mitigate or avoid the PFIC consequences described above with respect to the Conversion. A U.S. Holder who makes a timely and effective QEF Election generally must report on a current basis its share of BRND’s net capital gain and ordinary earnings for any tax year in which BRND is a PFIC, whether or not BRND distributes any amounts to its shareholders. A U.S. Holder who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of relevant shares over the U.S. Holder’s tax basis therein.

With respect to any tax year ending on or prior to the Effective Date, BRND will use commercially reasonable efforts to satisfy the record keeping requirements that apply to a QEF and supply U.S. Holders with information, including PFIC annual information statements, that such U.S. Holders require to report under the QEF rules. BRND may choose to provide the PFIC annual information statement on its website. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election. A shareholder who does not make a timely QEF Election or a Mark-to-Market Election is referred to for purposes of this summary as a “Non-Electing Shareholder”.

The PFIC provisions are complex. U.S. Holders should consult their own tax advisors regarding the application of the PFIC regime, including whether the proposed Treasury Regulations under section 1291(f) of the Code would apply to the Conversion, the impact of making a Mark-to-Market Election or a QEF Election and/or other elections under the PFIC provisions, and the availability of, and procedures for making, such elections under the Code and Treasury Regulations.

Conversion of BRND Class A Restricted Voting Shares to Equity Shares

The conversion of BRND Class A Restricted Voting Shares into Equity Shares should qualify as a tax-deferred “recapitalization” within the meaning of section 368(a)(1)(E) of the Code (a “Recapitalization”) and/or a tax-deferred exchange under section 1036(a) of the Code. If the conversion qualifies as a Recapitalization or tax-deferred exchange, then the following U.S. federal income tax consequences will result for U.S. Holders:

(vi)	a U.S. Holder of BRND Class A Restricted Voting Shares who exchanges BRND Class A Restricted Voting Shares for Equity Shares will not recognize a gain or loss as a result of such conversion;

(vii)	the aggregate tax basis of a U.S. Holder in the Equity Shares acquired in the conversion will be equal to such U.S. Holder’s aggregate tax basis in the BRND Class A Restricted Voting Shares surrendered in exchange therefor; and

(viii)	the holding period of a U.S. Holder for the Equity Shares acquired in the conversion will include such U.S. Holder’s holding period for the BRND Class A Restricted Voting Shares surrendered in exchange therefor.

Redemption of BRND Class A Restricted Voting Shares

We intend to treat a redemption of Class A Restricted Voting Shares in connection with the Transaction as a redemption occurring after the Conversion. The U.S. federal income tax treatment of U.S. Holders who elect to deposit their BRND Class A Restricted Voting Shares for redemption and whose BRND Class A Restricted Voting Shares are redeemed by BRND pursuant to the Transaction will depend on whether the redemption qualifies as a sale of the BRND Class A Restricted Voting Shares under section 302 of the Code. If the redemption qualifies as a sale of the BRND Class A Restricted Voting Shares under that section, the U.S. Holder will be treated as described under “Dispositions of Equity Shares” below with respect to such U.S. Holder’s BRND Class A Restricted Voting Shares. If the redemption does not qualify as a sale of BRND Class A Restricted Voting Shares, the U.S. Holder will be treated as receiving a corporate distribution with the tax consequences described under “Distributions on Equity Shares” below with respect to their BRND Class A Restricted Voting Shares. Whether the redemption qualifies for sale treatment will depend largely on the percentage of the shares of BRND’s outstanding stock treated as held by the U.S. Holder (including any stock constructively owned by the U.S. Holder, for example, as a result of owning BRND Warrants) both before and after the redemption. The redemption of BRND Class A Restricted Voting Shares generally will be treated as a sale (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to such U.S. Holder, (ii) results in a “complete termination” of such U.S. Holder’s interest in BRND or (iii) is “not essentially equivalent to a dividend” with respect to such U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only stock actually owned by such U.S. Holder, but also shares that are constructively owned by such U.S. Holder. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which would generally include Equity Shares which could be acquired pursuant to the exercise of the BRND Warrants. In order to meet the substantially disproportionate test, the percentage of BRND’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of BRND Class A Restricted Voting Shares must, among other requirements, be less than 80% of the percentage of BRND’s outstanding voting stock actually and constructively owned by such U.S. Holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the shares of BRND’s stock actually and constructively owned by the U.S. Holder are redeemed, or (ii) all of the shares of BRND’s stock actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other stock of BRND. The redemption of the BRND Class A Restricted Voting Shares will not be essentially equivalent to a dividend if a U.S. Holder’s redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in BRND. Whether the redemption will result in a meaningful reduction of a U.S. Holder’s proportionate interest in BRND will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly-held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of a redemption of such U.S. Holder’s BRND Class A Restricted Voting Shares.

If none of the foregoing tests are satisfied, then the redemption will be treated as a corporate distribution and the tax effects will be as described under “Distributions on Equity Shares” below with respect to such U.S. Holder’s BRND Class A Restricted Voting Shares. After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed BRND Class A Restricted Voting Shares will be added to the U.S. Holder’s adjusted tax basis in its remaining BRND Class A Restricted Voting Shares, or, if it has none, to the U.S. Holder’s adjusted tax basis in its BRND Warrants, or possibly in other stock of BRND constructively owned by it.

Tax Considerations of Holding and Disposing of Equity Shares after the Transaction

Distributions on Equity Shares

As discussed above in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of Equity Shares in the foreseeable future. If the Resulting Issuer decides to make any such distributions, however, the gross amount of any distribution paid by the Resulting Issuer on the Equity Shares generally should be included in the gross income of a U.S. Holder as a dividend to the extent the distribution is paid out of the Resulting Issuer’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds the Resulting Issuer’s current and accumulated earnings and profits, the distribution should be treated, first, as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in its Equity Shares, and then, to the extent that the distribution exceeds the U.S. Holder’s adjusted tax basis in such shares, as a capital gain, which will be a long-term capital gain if the U.S. Holder has held such stock at the time of the distribution for more than one year. Distributions on Equity Shares constituting dividend income paid to U.S. Holders that are U.S. corporations may qualify for the dividends received deduction, subject to various limitations. Distributions on Equity Shares constituting dividend income paid to U.S. Holders that are individuals may qualify for the reduced rates applicable to qualified dividend income.

Foreign Tax Credit Limitations

Because it is anticipated that the Resulting Issuer will be subject to tax both as a U.S. domestic corporation and as a Canadian corporation, a U.S. Holder may pay, through withholding, Canadian tax, as well as U.S. federal income tax, with respect to dividends paid on its Equity Shares. For U.S. federal income tax purposes, a U.S. Holder may elect for any taxable year to receive either a credit or a deduction for all foreign income taxes paid by the holder during the year. Complex limitations apply to the foreign tax credit, including a general limitation that the credit cannot exceed the proportionate share of a taxpayer’s U.S. federal income tax that the taxpayer’s foreign source taxable income bears to the taxpayer’s worldwide taxable income. In applying this limitation, items of income and deduction must be classified, under complex rules, as either foreign source or U.S.-source. The status of the Resulting Issuer as a U.S. domestic corporation for U.S. federal income tax purposes will cause dividends paid by BRND to be treated as U.S. source rather than foreign source for this purpose. As a result, a foreign tax credit may be unavailable for any Canadian tax paid on dividends received from BRND. Similarly, to the extent a sale or disposition of the Equity Shares by a U.S. Holder results in Canadian tax payable by the U.S. Holder (for example, because the Equity Shares constitute taxable Canadian property within the meaning of the Tax Act), a U.S. foreign tax credit may be unavailable to the U.S. Holder for such Canadian tax. In each case, however, the U.S. Holder should be able to take a deduction for the U.S. Holder’s Canadian tax paid, provided that the U.S. Holder has not elected to credit other foreign taxes during the same taxable year. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding these rules.

Foreign Currency

If the Resulting Issuer makes a distribution in Canadian dollars or a currency other than U.S. dollars, the amount of the distribution that a U.S. Holder must include in income under the foregoing rules will be the U.S. dollar value of the non-U.S. dollar distribution, determined at the spot rate on the date the distribution is includible in the U.S. holder’s gross income, regardless of whether the distribution is converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the distribution in income to the date the holder converts the distribution into U.S. dollars will be treated as ordinary income or loss when recognized and will not be eligible for taxation at the preferential rates applicable to long-term capital gains. Different rules apply to U.S. Holders of Subordinate Voting Shares who use the accrual method of tax accounting. Each U.S. Holder should consult its own tax advisors.

Distributions by BRND to a U.S. Holder on Subordinate Voting Shares may be subject to withholding of Canadian tax. See “Certain Canadian Federal Income Tax Considerations – Non-Residents of Canada – Dividends on Equity Shares”.

Tax on Net Investment Income

Certain U.S. Holders that are individuals, estates, or trusts whose income exceeds certain thresholds will be required to pay an additional 3.8% tax on their “net investment income,” which includes, among other things, dividends and net gain from the sale or other disposition of property (other than property held in a trade or business, other than a passive trade or business or a trade or business consisting of trading financial instruments or commodities).

Sale or Dispositions of Equity Shares

A U.S. Holder will generally recognize gain or loss, if any, on the sale, exchange, or other disposition of Subordinate Voting Shares equal to the difference between the U.S. Holder’s adjusted tax basis in Equity Shares and the U.S. dollar value of the amount realized on such sale or disposition. Such capital gain or loss will be long-term capital gain or loss if a U.S. Holder’s holding period in the Equity Shares disposed of is more than one year at the time of the sale or other disposition. Long-term capital gains recognized by certain non-corporate U.S. Holders (including individuals) will generally be subject to a maximum U.S. federal income tax rate of 20%. Deductions for capital losses are subject to limitations.

Back-Up Withholding and Information Reporting

Payments of dividends on or proceeds arising from the sale or other taxable disposition of Equity Shares generally will be subject to information reporting and back-up withholding, at the current federal rate of 24%, if a U.S. Holder (i) fails to furnish such holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (ii) furnishes an incorrect U.S. taxpayer identification number, (iii) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to back-up withholding, or (iv) fails to certify under penalties of perjury that the U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified the U.S. Holder that it is subject to back-up withholding.

Back-up withholding is not an additional tax. Any amounts withheld under the back-up withholding rules may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, assuming the required information is timely provided to the IRS. Moreover, certain penalties may be imposed by the IRS on a U.S. Holder who is required to furnish information but does not do so in the proper manner.

U.S. Holders should consult with their own tax advisors regarding the effect, if any, of the foregoing summary on their ownership and disposition of Equity Shares.

Tax Consequences of the Transaction to U.S. Holders of BRND Warrants

Investment Unit

The BRND Warrants and Class A Restricted Voting Share originally purchased with each BRND Warrant (and the Subordinate Voting Share into which such Class A Restricted Voting Share converts) should be treated for U.S. federal income tax purposes as an investment unit consisting of one Equity Share and one-half BRND Warrant to acquire one-half Equity Share. For U.S. federal income tax purposes, the purchase price paid for each investment unit will be allocated between the Equity Shares and BRND Warrants based on their respective relative fair market values. This allocation will be based upon our determination of the relative values of the BRND Warrants and of the Equity Shares.

U.S. Holders are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in a unit, and the allocation of the purchase price paid for a unit.

Exercise or Lapse of BRND Warrants

A U.S. Holder generally will not recognize gain or loss on exercise of the BRND Warrant and will have a tax basis in the Equity Shares received upon exercise equal to the U.S. Holder’s tax basis in the BRND Warrants, plus the exercise price of the BRND Warrants. The holding period for the Equity Shares purchased pursuant to the exercise of BRND Warrant will begin on the date following the date of exercise of the BRND Warrant (or possibly the date of exercise) and will not include the period during which the U.S. Holder held the applicable BRND Warrant.

If a BRND Warrant is allowed to lapse unexercised, a U.S. Holder will recognize a capital loss in an amount equal to its tax basis in the applicable BRND Warrant. Such loss will be long-term capital loss if the BRND Warrant has been held for more than one year as of the date the applicable BRND Warrant lapsed. The deductibility of capital losses is subject to certain limitations.

Sale or Disposition of BRND Warrants

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a BRND Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the BRND Warrant sold or otherwise disposed of. Any such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if the BRND Warrant is held for more than one year. Deductions for capital losses are subject to various limitations under the Code.

Tax Consequences to Non-U.S. Holders

Distributions on Equity Shares

The gross amount of any distribution by the Resulting Issuer to a Non-U.S. Holder on Equity Shares will be treated as a dividend to the extent such distribution is paid out of the Resulting Issuer’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds the Resulting Issuer’s current and accumulated earnings and profits for a taxable year, the distribution will be treated as a tax-free return of capital to the extent of the Non-U.S. Holder’s tax basis in its Equity Shares. Then, to the extent that such distribution exceeds the Non-U.S. Holder’s tax basis in its Equity Shares, it will be treated as gain from the sale or exchange of the Non-U.S. Holder’s Equity Shares (see “Dispositions of Equity Shares” below). Any such distribution that constitutes a dividend is treated as U.S.-source gross income and is subject to withholding under section 1441 of the Code (unless it is treated as “effectively connected” income as described below and appropriate documentation is provided). The withholding rate on dividends under section 1441 of the Code is generally 30%, but may be reduced pursuant to a tax treaty between the U.S. and the jurisdiction of the Non-U.S. Holders. Non-U.S. Holders will be required to provide documentation to claim a treaty exemption or reduced rate of withholding with respect to the distribution. Non-U.S. Holders should also review the discussion of the FATCA rules below. Distributions by the Resulting Issuer to a Non-U.S. Holder on Equity Shares may also be subject to withholding of Canadian tax. See “Certain Canadian Federal Income Tax Considerations – Non-Residents of Canada – Dividends on Equity Shares”. Non-U.S. Holders should consult their own tax advisors regarding the extent to which they may be entitled to claim a credit or deduction in their jurisdiction of residence for any taxes withheld on distributions by the Resulting Issuer on the Subordinate Voting Shares.

Dispositions of Equity Shares or BRND Warrants

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized upon the disposition of Equity Shares or BRND Warrants unless:

(i)	such Non-U.S. Holder is a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year of disposition and certain other conditions are met;

(ii)	such gain is effectively connected with such Non-U.S. Holder’s conduct of a U.S. trade or business (and, where a tax treaty applies, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder); or

(iii)	Equity Shares or BRND Warrants constitute a U.S. real property interest by reason of the Resulting Issuer’s status as a “United States real property holding corporation” within the meaning of section 897 of the Code.

A Non-U.S. Holder described in the first bullet above is required to pay tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which may be offset by U.S.-source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses. A Non-U.S. Holder described in the second bullet above, or if the third bullet applies, is required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders described in the second bullet above may also be subject to branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). With respect to the third bullet point above, BRND believes it currently is not, and does not anticipate becoming, a USRPHC. Because the determination of whether BRND is a USRPHC depends, however, on the fair market value of BRND’s USRPIs relative to the fair market value of BRND’s non-U.S. real property interests and other business assets, there can be no assurance BRND currently is not a USRPHC or will not become one in the future. Even if BRND is or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of Equity Shares will not be subject to U.S. federal income tax if the Equity Shares are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of the Equity Shares throughout the shorter of the five (5)-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult any applicable income tax treaties that may provide for different results. Non-U.S. Holders should also review the discussion of the FATCA rules, below.

Back-Up Withholding and Information Reporting

Generally, BRND must report annually to the IRS and to Non-U.S. Holders the amount of dividends paid and the amount of tax, if any, withheld with respect to those payments. These information reporting requirements apply even if withholding is not required. Pursuant to tax treaties or other agreements, the IRS may make such information available to tax authorities in the Non-U.S. Holder’s country of residence. The payment of proceeds from the sale of Subordinate Voting Shares by a broker to a Non-U.S. Holder is generally not subject to information reporting if:

(i)	the Non-U.S. Holder certifies its non-U.S. status under penalties of perjury by providing a properly executed IRS Form W-8BEN, or otherwise establishes an exemption; or

(ii)	the sale of Equity Shares is effected outside the United States by a foreign office of a broker, unless the broker is: (1) a U.S. person; (2) a foreign person that derives 50% or more of its gross income for certain periods from activities that are effectively connected with the conduct of a trade or business in the United States; (3) a “controlled foreign corporation” for U.S. federal income tax purposes; or (4) a foreign partnership more than 50% of the capital or profits interest of which is owned by one or more U.S. persons or which engages in a U.S. trade or business.

A back-up withholding may apply to amounts paid to a Non-U.S. Holder if the Non-U.S. Holder fails to properly establish its foreign status on the applicable IRS Form W-8 or if certain other conditions are met. Back-up withholding is not an additional tax. Any amounts withheld under the back-up withholding rules may be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, assuming the required information is timely provided to the IRS.

Foreign Account Tax Compliance Act

Withholding taxes may be imposed under sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”), on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on Equity Shares paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (a) the foreign financial institution undertakes certain diligence and reporting obligations, (b) the nonfinancial foreign entity either certifies it does not have any “substantial United States owners,” as defined in the Code, or furnishes identifying information regarding each substantial United States owner, or (c) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (a) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on the Equity Shares. Under currently proposed Treasury Regulations, “withholdable payments” do not include any gross proceeds from the disposition of property of a type that can produce U.S.-source dividends or interest. Non-U.S. Holders should consult their tax advisors regarding of withholding under FATCA to their investment in Equity Shares.

PROMOTER

Mercer, BRND’s sponsor (who is also a BRND Founder), is considered a promoter of BRND within the meaning of applicable securities legislation.

As of the date of this prospectus, Mercer owns, of record and beneficially, (i) 10,178,751 BRND Class B Shares (comprised of 10,089,750 BRND Founders’ Shares, the 109,000 BRND Class B Shares forming part of the 109,000 (former) BRND Class B Units, and 1 Class B Share representing the Incorporation Share), representing approximately 20% of BRND’s currently issued and outstanding shares, and (ii) 9,864,500 BRND Warrants (comprised of 9,810,000 BRND Founders’ Warrants and the 54,5000 BRND Warrants forming part of the (former) 109,000 BRND Class B Units), representing approximately 32.89% of the issued and outstanding BRND Warrants.

As of the Effective Date, and assuming that no BRND Shareholders elect to redeem their BRND Class A Restricted Voting Shares and before any exchange of Exchangeable Shares for Equity Shares, Mercer is expected to own 10,178,751 Equity Shares, representing (i) a total voting power of approximately 3.4% over the Resulting Issuer, and (ii) approximately 20% of the issued and outstanding Equity Shares.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

BRND is not party to any legal proceedings, nor, to the knowledge of BRND, are any such proceedings contemplated by or against BRND.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as described in this prospectus, none of the proposed directors or executive officers of BRND, or any person or company that is expected to beneficially own, or control or direct more than 10% of any class or series of shares of BRND, or any associate or Affiliate of any of the foregoing persons, has or has had any material interest in any past transaction within the three years before the date of the prospectus, or any proposed transaction, that has materially affected or would materially affect BRND or any of its expected subsidiaries.

As at December 31, 2020, the amount due to Mercer by BRND was $205,000 for out-of-pocket expenses paid by Mercer on behalf of BRND and the terms of the administrative services agreement which was entered into by Mercer and BRND as part of the 2019 initial public offering of BRND. The amounts due are unsecured, non-interest bearing and are payable no earlier than the date of the consummation of the Transaction, with no recourse against the funds held in BRND’s escrow account.

Since the BRND Founders (including our sponsor, Mercer) will lose their investment in BRND if a qualifying transaction is not completed, they may have different interests than holders of Class A Restricted Voting Shares in evaluating whether a proposed qualifying transaction, such as the Qualifying Transaction, is appropriate. The BRND Founders will not be entitled to redeem their BRND Founders’ Shares in connection with a qualifying transaction or be entitled to access to BRND’s escrow account in respect thereof upon BRND’s winding-up. The personal and financial interests of the BRND Founders may influence the identifying and selecting of the qualifying transaction, the voting on the qualifying transaction and the operation of the business following the qualifying transaction.

AUDITORS

The auditor of BRND is MNP LLP, having an address at 111 Richmond Street West, Suite 300, Toronto, Ontario, Canada M5H 2G4. Such firm is independent of BRND within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario (registered name of The Institute of Chartered Accountants of Ontario) and within the meaning of PCAOB Rule 3520, Auditor Independence.

The auditor of GH Group is Macias Gini & O’Connell, LLP, having an address at 700 South Flower Street, Suite 800, Los Angeles, CA 90017. Such firm is independent of GH Group and BRND within the meaning of the CPA Code of Professional Conduct and within the meaning of PCAOB Rule 3520, Auditor Independence.

Upon completion of the Transaction it is proposed that Macias Gini & O’Connell, LLP will be the auditor of the Resulting Issuer.

REGISTRAR AND TRANSFER AGENT

The transfer agent and registrar of the Equity Shares and the Multiple Voting Shares will be Odyssey Trust Company at its principal offices in Calgary, Alberta.

MATERIAL CONTRACTS

The following are expected to be the material contracts of the Resulting Issuer following closing of the Transaction, other than contracts entered into in the ordinary course of business:

•	the Warrant Agreement;

•	the Investor Rights Agreement;

•	the Registration Rights Agreement;

•	the Lockup Agreement;

•	the Exchange Rights Agreement; and

•	the SoCal Greenhouse Agreements.

At this time, the following leases of GH Group, which represent GH Group’s two (2) most significant leases, are considered to be material contracts entered into for the purposes of this prospectus:

•	the lease dated as of June 4, 2017 by and between 3243 Sacramento LLC, as lessor, and Farmacy Berkeley, as lessee; and

•	the lease dated as of October 1, 2018 between Neo Street Partners LLC and Lompoc TIC, LLC, as lessor, and CA Manufacturing Solutions LLC, as lessee.

No lease represents more than 10% of the consolidated revenues of GH Group.

To the extent that cannabis-related licenses could also be considered to be material contracts, see “The Business of GH Group – Cultivation Licenses”, “The Business of GH Group – Manufacturing and Distribution Licenses”, “The Business of GH Group – The Pottery License” and “The Business of GH Group – Bud and Bloom License”.

Copies of the above material contracts will be available following completion of the Transaction on the Resulting Issuer’s SEDAR profile at www.sedar.com. Set out below are the particulars of certain material contracts not described elsewhere in this prospectus.

CONTRACTUAL RIGHT OF ACTION

Original purchasers of BRND Class A Restricted Voting Shares and BRND Warrants from the underwriters in BRND’s initial public offering who continue to hold those securities up to the Redemption Deadline will have a contractual right of action for rescission or damages against BRND (as well as a contractual right of action for damages alone against: (a) the directors of BRND as of the Redemption Deadline (the “BRND directors”), and (b) every person or company who signs this prospectus, which, for greater certainty, includes Mercer as a promoter of BRND (collectively, the “signatories”)).

In the event that BRND’s qualifying transaction is completed and if this prospectus or any amendment hereto contains a misrepresentation (as defined in the Securities Act (Ontario)), provided that such claims for rescission or damages are commenced by the purchaser not later than: (a) in the case of an action for rescission, 180 days after the Redemption Deadline, or (b) in the case of an action for damages, the earlier of: (i) 180 days after the plaintiff first had knowledge of the facts giving rise to the cause of action, or (ii) three (3) years after the Redemption Deadline, a purchaser who purchased BRND Class A Restricted Voting Shares and BRND Warrants from BRND in its initial public offering shall, in respect of such BRND Class A Restricted Voting Shares, as re-designated pursuant to the Transaction as the applicable Equity Shares, and such BRND Warrants be entitled to, in addition to any other remedy available at the time to such holder, (i) as against BRND, in the case of rescission, the amount paid for such BRND Class A Restricted Voting Shares and/or such BRND Warrants, as applicable, upon surrender of such securities, and (ii) as against BRND, the BRND directors and the signatories, in the case of a damages election, their proven damages.

These parties have attorned to the jurisdiction of the courts of Ontario in respect of such rights of action.

In addition, the following additional provisions apply to actions against the BRND directors or the signatories (including the promoter):

(i)	each has a due diligence defence and the other defences and rights contemplated in section 130 of the Securities Act (Ontario) and at law; and

(ii)	each is entitled to be indemnified by BRND to the maximum extent permitted by law.

This contractual right of action for rescission or damages will, subject to the foregoing, be consistent with the statutory right of rescission or damages described under section 130 of the Securities Act (Ontario). In no case shall the amount recoverable exceed the original purchase price of the BRND Class A Restricted Voting Units. In addition, for non-residents of Canada, the contractual right shall be subject to the same interpretational or constitutional defences, if any, as would apply to a claim against a resident Canadian issuer under section 130 of the Securities Act (Ontario), and, as a result, the argument that non-residents are not entitled to take advantage of the contractual right shall not be precluded.

The directors of BRND as at the date of the final prospectus (or any amendment), namely Jonathan Sandelman, Charles Miles, Lawrence Hackett and Andrew Smith, will, subject to the terms thereof, be potentially liable for misrepresentations in this final prospectus (as it may be amended) under Part XXIII.1 of the Securities Act (Ontario) and the “Contractual Right of Action” as described above. New directors of BRND appointed after such date will not be subject to such liability as such.

SECURITIES LAWS EXEMPTIONS

BRND has applied to the applicable Canadian securities regulatory authorities for relief from the requirement in sections 3.2 and 3.3 of NI 52-107 that the financial statements included in this prospectus be prepared in accordance with International Financial Reporting Standards and audited as required in accordance with Canadian generally accepted auditing standards, respectively (the “Accounting Standards Relief”). The Accounting Standards Relief will allow this prospectus to include financial statements prepared in accordance with U.S. GAAP and audited as required in accordance with the standards of the U.S. PCAOB GAAS.

BRND’s application for the Accounting Standards Relief is based on the fact that: (i) prior to the filing of its final prospectus, BRND will have filed a Form 40-F registration statement with the Securities and Exchange Commission (“SEC”) in the United States and became an SEC issuer (as such term is defined in NI 52-107); and (ii) the use of U.S. GAAP and U.S. PCAOB GAAS is permitted by NI 52-107 for reporting issuers that are SEC issuers. An order signed by the securities regulatory authority in Ontario will constitute evidence that the Accounting Standards Relief has been granted.

The Corporation has applied for exemptive relief from the Canadian securities regulatory authorities such that, inter alia, upon closing of the Transaction, each class of Equity Shares may be aggregated for the purposes of certain securities law reporting thresholds, including in respect of certain take-over bid and issuer bid rules and the early warning requirements under National Instrument 62-104 – Take-Over Bid and Issuer Bids.

FINANCIAL STATEMENTS

Please see attached the following financial statements:

•	audited financial statements of BRND as of and for the year ended December 31, 2020 and December 31, 2019, in each case with the notes thereto and the auditors’ report thereon, attached to this prospectus as Appendix A (the “BRND Audited Annual Financial Statements”);

•	audited consolidated financial statements of GH Group as of and for the years ended December 31, 2020, December 31, 2019 and December 31, 2018, in each case with the notes thereto and the auditors’ report thereon, attached to this prospectus as Appendix C (the “GH Group Audited Annual Financial Statements”);

•	audited combined financial statements as of and for the eight (8)-month period ended August 31, 2019 and the year ended December 31, 2018, in each case with the notes thereto and the auditor’s report thereon, attached to this prospectus as Appendix F (the “Bud and Bloom Audited Financial Statements”);

•	audited financial statements of Farmacy Berkeley as of and for the years ended December 31, 2020, December 31, 2019 and December 31, 2018, in each case with the notes thereto and the auditor’s report thereon, attached to this prospectus as Appendix H (the “Farmacy Berkeley Audited Annual Financial Statements”);

•	audited consolidated financial statements of the applicable subsidiaries of Element 7 as of and for the years ended December 31, 2020 and December 31, 2019, in each case with the notes thereto and the auditor’s report thereon, attached to this prospectus as Appendix J (the “Element 7 Audited Annual Financial Statements”); and

•	unaudited pro forma financial statements of BRND, after giving effect to the Transaction, as of and for the year ended December 31, 2020, together with the notes thereto, and attached to this prospectus as Appendix K (the “Resulting Issuer Pro Forma Financial Statements”).

APPENDIX A – BRND AUDITED ANNUAL FINANCIAL STATEMENTS

(YEARS ENDED DECEMBER 31, 2020 AND 2019)

(See attached)

A-1

MERCER PARK BRAND ACQUISITION CORP.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2020

AND

APRIL 16, 2019 (DATE OF INCORPORATION)

TO DECEMBER 31, 2019

(EXPRESSED IN UNITED STATES DOLLARS)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Mercer Park Brand Acquisition Corp.

Opinion

We have audited the accompanying balance sheets of Mercer Park Brand Acquisition Corp. (“the Corporation”) as of December 31, 2020 and 2019 and the related statements of operations and comprehensive loss, shareholders’ deficiency, and cash flows for the year ended December 31, 2020 and the period from April 16, 2019 (date of incorporation) to December 31, 2019, and the related notes (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year ended December 31, 2020 and the period from April 16, 2019 (date of incorporation) to December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming that the Corporation will continue as a going concern. As discussed in Note 1 to the financial statements, the Corporation is dependent on the continued support of its Sponsor and/or the completion of the Qualifying Transaction within the permitted timeline, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Framework

The Corporation has elected to change its accounting framework from International Financial Reporting Standards as issued by the International Accounting Standards Board to accounting principles generally accepted in the United States of America for the year ended December 31, 2020 and the period from April 16, 2019 (date of incorporation) to December 31, 2019.

Basis for Opinion

These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on the Corporation’s financial statements based on our audits. We are a public accounting firm registered with the Public Corporation Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

Licensed Public Accountants

We have served as the Corporation’s auditor since 2019.

Toronto, Canada

March 15, 2021

Mercer Park Brand Acquisition Corp.
Balance Sheets
(Expressed in United Stated Dollars)

As at December 31,	2020	2019
ASSETS
Current
Cash	$2,095,023	$4,127,262
Income tax recoverable	1,209,852	-
Prepaid expenses	-	140,869
	3,304,875	4,268,131

Marketable securities held in a escrow account (note 5)	407,537,056	405,796,047
Deferred tax asset (note 14)	598,435	713,425
Total assets	$411,440,366	$410,777,603

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

Current
Accounts payable and accrued liabilities	$396,779	$144,757
Income tax payable (note 14)	-	713,425
Due to related parties (note 12)	349,034	172,214
	745,813	1,030,396
Deferred underwriters’ commission (note 9)	16,100,000	16,100,000
Total liabilities	16,845,813	17,130,396

Commitments and contingencies
Class A Restricted Voting Shares subject to redemption, 40,250,000 shares (at a redemption value of $10.00 per share) (note 6)	402,500,000	402,500,000

Shareholders’ deficiency
Class B shares, unlimited authorized, 10,198,751 issued (note 8(a))	-	-
Additional paid-in-capital	(11,684,284)	(11,684,284)
Retained earnings	3,778,837	2,831,491
Total shareholders’ deficiency	(7,905,447)	(8,852,793)
Total liabilities and shareholders’ deficiency	$411,440,366	$410,777,603

The accompanying notes are an integral part of these financial statements.

Description of organization and business operations and going concern (note 1)

Subsequent event (note 15)

Approved on behalf of the Board:

“Jonathan Sandelman”, Director

“Charles Miles”, Director

Mercer Park Brand Acquisition Corp.
Statements of Operations and Comprehensive Income
(Expressed in United States Dollars)

		From April 16,
		2019
		(Date of
		Incorporation)
	Year Ended	to
	December 31	December 31,
	2020	2019
Income
Interest income	$1,742,747	$3,296,977
Expenses
General and administrative (note 11)	702,259	381,137
Travel	50,000	85,000
Foreign exchange loss (gain)	43,142	(651)
	795,401	465,486
Net income before income taxes	947,346	2,831,491

Income taxes (note 14)
Current tax (recovery) expense	(114,990)	713,425
Deferred tax expense (recovery)	114,990	(713,425)
	-	-
Net income and comprehensive income for the year/period	$947,346	$2,831,491

Basic and diluted net income per Class B share	$0.09	$0.31
Weighted average number of Class B Shares outstanding (basic and diluted)	10,198,751	9,253,693

The accompanying notes are an integral part of these financial statements.

Mercer Park Brand Acquisition Corp.
Statements of Cash Flows
(Expressed in United States Dollars)

		From April 16,
		2019
		(Date of
		Incorporation)
	Year Ended	to
	December 31	December 31,
	2020	2019
Operating activities
Net income for the year/period	$947,346	$2,831,491
Items not affecting cash:
Deferred tax	114,990	(713,425)
Changes in non-cash working capital items:
Prepaid expenses	140,869	(140,869)
Accounts payable and accrued liabilities	252,022	144,757
Due to related parties	176,820	172,214
Income tax payable/(recoverable)	(1,923,277)	713,425
Net cash provided by operating activities	(291,230)	3,007,593

Investing activity
Investment in marketable securities held in a escrow account, net	(1,741,009)	(405,796,047)
Net cash used in investing activity	(1,741,009)	(405,796,047)

Financing activities
Proceeds from issuance of Class B Shares to Founders (note 8(a))	-	25,010
Proceeds from issuance of Class B Units (note 8(a))	-	1,090,000
Proceeds from issuance of Warrants to Founders (note 7)	-	9,810,000
Proceeds from issuance of Class A Restricted Voting Units (note 6)	-	402,500,000
Transaction costs (note 9)	-	(6,509,294)
Net cash provided by financing activities	-	406,915,716

Net change in cash during the year/period	(2,032,239)	4,127,262
Balance, beginning of year/period	4,127,262	-
Balance, end of year/period	$2,095,023	$4,127,262

Supplementary information
Income taxes paid	$1,808,297	$-
Interest received in cash	1,742,747	2,506,813

The accompanying notes are an integral part of these financial statements.

Mercer Park Brand Acquisition Corp.
Statement of Changes in Shareholders’ Deficiency
(Expressed in United States Dollars)

	Class B shares		Additional Paid-in capital			Total
						Shareholder’s
	Number	Amount	Number	Amount	Retained Earnings	Deficiency
From commencement of operations on April 16, 2019	-	$-	-	$-	$-	$-
Issuance of Class B Shares in connection with organization of the Corporation (note 8(a))	1	-	-	10	-	10
Issuance of Class B Shares to Founders (note 1 and note 8(a))	10,089,750	-	-	25,000	-	25,000
Issuance of Warrants to Founders	-	-	9,810,000	9,810,000	-	9,810,000
Issuance of Class B Units to Sponsor (note 1 and note 8(a)) (share portion)	109,000	-	-	1,056,210	-	1,056,210
Issuance of Class B Units to Sponsor (note 1 and note 8(a)) (Warrant portion)	-	-	54,500	33,790	-	33,790
Issuance of Class A Restricted Voting Units pursuant to the Offering (note 6) (share portion)	-	-	40,250,000	390,022,500	-	390,022,500
Issuance of Class A Restricted Voting Units pursuant to the Offering (note 6) (Warrant portion)	-	-	20,125,000	12,477,500	-	12,477,500
Class A Restricted Voting Shares subject to possible redemption;
40,250,000 Shares at a redemption value of $10 per share	-	-	(40,250,000)	(402,500,000)	-	(402,500,000)
Transaction costs (note 9)		-	-	(22,609,294)	-	(22,609,294)
Net income and comprehensive income for the period	-	-	-	-	2,831,491	2,831,491
Balance, December 31, 2019	10,198,751	-	29,989,500	(11,684,284)	2,831,491	(8,852,793)
Net loss and comprehensive loss for the year	-	-	-	-	947,346	947,346
Balance, December 31, 2020	10,198,751	$-	29,989,500	$(11,684,284)	$3,778,837	$(7,905,447)

The accompanying notes are an integral part of these financial statements.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

1.            Description of organization and business operations and going concern

Mercer Park Brand Acquisition Corp. (the “Corporation”) is a corporation which was incorporated for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation (a “Qualifying Transaction”). The Corporation’s business activities are carried out in a single business segment.

The Corporation was incorporated on April 16, 2019 under the Business Corporations Act (British Columbia), commenced operations on April 16, 2019. The head office of the Sponsor (as defined below) is located at 590 Madison Avenue, 26th Floor, New York, New York, 10022.

The Corporation’s ability to continue as a going concern is dependent on the continued support of its Sponsor, Mercer Park CB II, L.P. and/or upon the completion of the Qualifying Transaction within the permitted timeline which is prior to May 13, 2021. There can be no assurance that we will be successful in completing our Qualifying Transaction. Under the NEO rules, the Corporation is able to borrow funds from the Sponsor (see Note 10). In the event our Qualifying Transaction does not occur the escrowed cash will be returned to the Class A restricted voting shareholders and the Sponsor will have no recourse against the escrowed cash.

These uncertainties cast significant doubt upon the Corporation’s ability to continue as a going concern and the ultimate appropriateness of using accounting principles applicable to a going concern. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Corporation be unable to continue as a going concern. If the Corporation is not able to continue as a going concern, the Corporation may be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in these financial statements. These differences could be material.

On May 13, 2019, the Corporation completed its initial public offering (the “Offering”) of 40,250,000 Class A Restricted Voting Units (including 5,250,000 Class A Restricted Voting Units issued pursuant to the exercise in full of the over-allotment option) at $10.00 per Class A Restricted Voting Unit. Each Class A Restricted Voting Unit consisted of one Class A restricted voting share (“Class A Restricted Voting Share”) of the Corporation and one-half of a share purchase warrant (each, a “Warrant”). In accordance with the Corporation’s articles, each Class A Restricted Voting Share, unless previously redeemed, will be automatically converted into one Subordinate Voting Share following the closing of a Qualifying Transaction. All Warrants will become exercisable at a price of $11.50 per share, commencing 65 days after the completion of a Qualifying Transaction, and will expire on the day that is five years after the completion of a Qualifying Transaction or may expire earlier if a Qualifying Transaction does not occur within the permitted timeline of 21 months (“Permitted Timeline”) (subject to extension, as further described herein) from the closing of the Offering or if the expiry date is accelerated. Each Whole Warrant is exercisable to purchase one Class A Restricted Voting Share (which, following the closing of the Qualifying Transaction, would become one Subordinate Voting Share).

In connection with the Offering, the Corporation granted the underwriter a 30-day non-transferable option to purchase up to an additional 5,250,000 Class A Restricted Voting Units, at a price of $10.00 per Class A Restricted Voting Unit, to cover over-allotments, if any, and for market stabilization purposes. The over-allotment option was exercised prior to the close of the IPO. As a result of the exercise of the over-allotment option, Mercer Park CB II, L.P. (the “Sponsor”), a limited partnership formed under the laws of the State of Delaware, indirectly controlled by Mercer Park, L.P., a privately-held family office based in New York, New York and Charles Miles and Sean Goodrich (or persons or companies controlled by them) (collectively with the Sponsor, the “Founders”), own an aggregate of 10,089,750 Class B Shares, including 109,000 Class B Units and 9,810,000 Founders’ Warrants.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

1.            Description of organization and business operations (continued)

Concurrent with the completion of the Offering, the Founders purchased an aggregate of 10,089,750 Class B Shares (“Founders’ Shares”), consisting of 10,069,750 Class B Shares purchased by the Sponsor, 10,000 Class B Shares purchased by Charles Miles, and 10,000 Class B Shares purchased by Sean Goodrich. In addition, the Sponsor purchased an aggregate of 9,810,000 Warrants (“Founders’ Warrants”) at $1.00 per Founders’ Warrant and purchased 109,000 Class B Units.

Upon closing of the Qualifying Transaction, the Class B Shares will, in accordance with the Corporation’s articles, convert on a 100-for-1 basis into Multiple Voting Shares.

Each Class A Restricted Voting Unit commenced trading on May 13, 2019 on the Neo Exchange Inc. (the “Exchange”) under the symbol “BRND.U”, and separated into Class A Restricted Voting Shares and Warrants on June 24, 2019, which trade under the symbols “BRND.A.U”, and “BRND.WT”, respectively. The Class B Shares issued to the Founders will not be listed prior to the completion of the Qualifying Transaction.

The proceeds of $402,500,000 from the Offering are held by Odyssey Trust Company, as Escrow Agent, in an escrow account (the “Escrow Account”) at a Canadian chartered bank or subsidiary thereof, in accordance with the escrow agreement. Subject to applicable law and payment of certain taxes, permitted redemptions and certain expenses, as further described herein, none of the funds held in the Escrow Account will be released to the Corporation prior to the closing of a Qualifying Transaction. The escrowed funds will be held to enable the Corporation to (i) satisfy redemptions made by holders of Class A Restricted Voting Shares (including in the event of a Qualifying Transaction or an extension to the Permitted Timeline or up to 36 months with shareholder approval from the holders of Class A Restricted Shares and the Corporation’s board of directors, or in the event a Qualifying Transaction does not occur within the Permitted Timeline), (ii) fund a Qualifying Transaction with the net proceeds following payment of any such redemptions and deferred underwriting commissions, and/or (iii) pay taxes on amounts earned on the escrowed funds and certain permitted expenses. Such escrowed funds and all amounts earned, subject to such obligations and applicable law, will be assets of the Corporation. These escrowed funds will also be used to pay the deferred underwriting commissions in the amount of $16,100,000, 75% of which will be payable by the Corporation to the underwriter only upon the closing of a Qualifying Transaction (subject to availability, failing which any short fall would be required to be made up from other sources and the remaining 25% of which (or, if a lesser amount, the balance of the non-redeemed shares’ portion of the Escrow Account, less tax liabilities on amounts earned on the escrowed funds and certain expenses directly related to redemptions) will be payable by the Corporation as it sees fit, including for payment to other agents or advisors who have assisted with or participated in the sourcing, diligence and completion of its Qualifying Transaction).

In connection with consummating a Qualifying Transaction, the Corporation will require approval by a majority of the directors unrelated to the Qualifying Transaction. In connection with the Qualifying Transaction, holders of Class A Restricted Voting Shares will be given the opportunity to elect to redeem all or a portion of their Class A Restricted Voting Shares at a per share price, payable in cash, equal to the pro-rata portion per Class A Restricted Voting Share of: (A) the escrowed funds available in the Escrow Account at the time immediately prior to the redemption deposit timeline), including interest and other amounts earned thereon; less (B) an amount equal to the total of (i) applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account and (ii) actual and expected direct expenses related to the redemption, each as reasonably determined by the Corporation, subject to certain limitations. Each holder of Class A Restricted Voting Shares, together with any affiliate of such holder or any other person with whom such holder or affiliate is acting jointly or in concert, will be subject to a redemption limitation of an aggregate 15% of the number of Class A Restricted Voting Shares issued and outstanding. Class B Shares will not be redeemable in connection with a Qualifying Transaction or an extension to the Permitted Timeline and holders of Class B Shares shall not be entitled to access the Escrow Account should a Qualifying Transaction not occur within the Permitted Timeline.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

1.            Description of organization and business operations (continued)

If the Corporation is unable to complete its Qualifying Transaction within the Permitted Timeline (or within an extension of the Permitted Timeline), the Corporation will be required to redeem each of the Class A Restricted Voting Shares. In such case, each holder of a Class A Restricted Voting Share will receive for an amount, payable in cash, equal to the pro-rata portion per Class A Restricted Voting Share of: (A) the Escrow Account, including any interest and other amounts earned; less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account, (ii) any taxes of the Corporation arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) up to a maximum of $50,000 of interest and other amounts earned to pay actual and expected expenses related to the dissolution and certain other related costs as reasonably determined by the Corporation. The underwriter will have no right to the deferred underwriting commissions held in the Escrow Account in such circumstances.

The outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. It is uncertain what impact this volatility and weakness will have on the Corporation’s securities held at fair value and short term investments. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Corporation in future periods.

2.            Summary of significant accounting policies

The significant accounting policies adopted by the Corporation in the preparation of its financial statements are set out below.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules of the Securities and Exchange Commission (“SEC”).

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and cash equivalents

The Corporation considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Corporation did not have any cash equivalents as of December 31, 2020 and 2019.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

2.            Summary of significant accounting policies (continued)

Cash held in escrow

At December 31, 2020, the Corporation had $nil (December 31, 2019 - $140,869) in an escrow account maintained by the Corporation’s former legal counsel (the “Escrowed Amount”). The Escrowed Amount was being held in a non-interest bearing account and was under the Corporation’s full control.

Marketable securities held in Escrow Account

At December 31, 2020 and 2019, the assets held in the Escrow Account were substantially held in U.S. Treasury Bills.

Common stock subject to possible redemption

The Corporation accounts for its Class A Restricted Voting Shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Shares subject to mandatory redemption are classified as a liability instrument and is measured at fair value. Conditionally redeemable shares (including shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Corporation’s control) is classified as temporary equity. At all other times, shares are classified as shareholders’ equity. The Corporation’s Class A Restricted Voting Shares features certain redemption rights that are considered to be outside of the Corporation’s control and subject to occurrence of uncertain future events. Accordingly, Class A Restricted Voting Shares subject to possible redemption is presented at redemption value as temporary equity, outside of the shareholders’ deficiency section of the Corporation’s consolidated balance sheets.

Income Taxes

The Corporation complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Corporation recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2020 and 2019, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Corporation is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

Net Income (Loss) Per Share

The Corporation complies with accounting and disclosure requirements of ASC Topic 260, “Earnings Per Share.” Net income per share is computed by dividing net income by the weighted average number of Class B Shares outstanding during the period. At December 31, 2020 and 2019, the Corporation did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into Class B Shares and then share in the income of the Corporation. As a result, diluted income per share is the same as basic income per share for the periods presented.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

2.            Summary of significant accounting policies (continued)

Concentration of credit risk

Financial instruments that potentially subject the Corporation to concentration of credit risk consist of cash accounts in a financial institution, which, at times may exceed the Canada Deposit Insurance Corporation coverage of $100,000. At December 31, 2020 and 2019, the Corporation had not experienced losses on these accounts and management believes the Corporation is not exposed to significant risks on such accounts.

Fair value of financial instruments

The fair value of the Corporation’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

Recently issued accounting standards

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Corporation’s financial statements.

3.            Critical accounting judgments, estimates and assumptions

The preparation of these financial statements requires the Corporation to make judgments in applying its accounting policies and estimates and assumptions about the future. These judgments, estimates and assumptions affect the Corporation’s reported amounts of assets, liabilities, and items in net income or loss, and the related disclosure of contingent assets and liabilities, if any. The Corporation evaluates its estimates on an ongoing basis. Such estimates are based on various assumptions that the Corporation believes are reasonable under the circumstances, and these estimates form the basis for making judgments about the carrying value of assets and liabilities and the reported amounts of items in net income or loss that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The following discusses the most significant accounting judgments, estimates and assumptions that the Corporation has made in the preparation of its December 31, 2020 and 2019 financial statements.

Warrant Valuation

Pursuant to the Offering, the Corporation issued Warrants. Estimating the fair value of warrants requires determining the most appropriate valuation model that is dependent on the terms and conditions of the warrant. The Corporation applies an option-pricing model to measure the fair value of the Warrants issued. Application of the option-pricing model requires estimates in expected dividend yields, expected volatility in the underlying assets and the expected life of the warrant. These estimates may ultimately be different from amounts subsequently realized, resulting in an overstatement or understatement of net income or loss.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

3.            Critical accounting judgments, estimates and assumptions (continued)

Income Tax

The determination of the Corporation’s income taxes and other tax assets and liabilities requires interpretation of complex laws and regulations. Judgment is required in determining whether deferred income tax assets should be recognized on the balance sheet. Deferred income tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Corporation will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing laws in each applicable jurisdiction. Future taxable income is also significantly dependent upon the Corporation completing a Qualifying Acquisition, the underlying structure of a Qualifying Acquisition, and the resulting nature of operations. To the extent that future cash flows and/or the probability, structure and timing, and the nature of operations of a future Qualifying Acquisition differ significantly from estimates made, the ability of the Corporation to realize a deferred tax asset could be materially impacted.

4.            The Offering

Pursuant to the Offering, the Corporation sold 40,250,000 Class A Restricted Voting Units (including 5,250,000 Class A Restricted Voting Units issued pursuant to the exercise in full of the over-allotment option) at $10.00 per Class A Restricted Voting Unit. Each Class A Restricted Voting Unit consisted of one Class A Restricted Voting Share of the Corporation and one-half of a Warrant. See note 1.

5.            Marketable securities held in Escrow Account

As at December 31,	2020	2019
Restricted cash	$981	$35,460
Investments in United States Treasury Bills	407,509,774	404,970,423
Accrued interest	26,301	790,164
Marketable securities held in Escrow Account	$407,537,056	$405,796,047

6.            Class A Restricted Voting Shares Subject to Redemption

Authorized

The Corporation is authorized to issue an unlimited number of Class A Restricted Voting Shares. Following closing of the Qualifying Transaction, the Corporation will not issue any further Class A Restricted Voting Shares. The holders of Class A Restricted Voting Shares have no preemptive rights or other subscription rights and there are no sinking fund provisions applicable to these shares.

Voting rights

Prior to the consummation of a Qualifying Transaction, holders of Class A Restricted Voting Shares are not entitled to vote at, or receive notice of or meeting materials in respect of meetings, held only to consider the election and/or removal of directors and auditors. The holders of Class A Restricted Voting Shares are, however, entitled to vote on and receive notice of meeting materials on all other matters requiring shareholder approval, including approval of an extension of the Permitted Timeline, if applicable, and of a proposed Qualifying Transaction.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

6.            Class A Restricted Voting Shares Subject to Redemption (continued)

Redemption rights

The holders of Class A Restricted Voting Shares are entitled to redeem their shares, subject to certain conditions, and are entitled to receive the escrow proceeds, net of applicable taxes and other permitted deductions, from the Escrow Account: (i) in the event that the Corporation does not complete a Qualifying Transaction within the Permitted Timeline; (ii) in the event of a Qualifying Transaction; and (iii) in the event of an extension to the Permitted Timeline. Upon such redemption, the rights of holders of Class A Restricted Voting Shares as shareholders will be completely extinguished.

Value of Class A Restricted Voting Shares Subject to Redemption

The redemption rights embedded in the terms of the Corporation’s Class A Restricted Voting Shares are considered by the Corporation to be outside of the Corporation’s control and subject to uncertain future events. Accordingly, the Corporation has classified its “Class A Restricted Voting Shares subject to redemption” as commitments and contingencies at redemption value.

Fair value of Class A restricted voting shares subject to redemption -- issued and outstanding

	Number	Amount
From commencement of operations on April 19, 2019	-	$-
Issuance of Class A Restricted Voting Shares pursuant to the Offering	35,000,000	350,000,000
Issuance of Class A Restricted Voting Shares pursuant to the over-allotment option	5,250,000	52,500,000
Balance, December 31, 2019 and 2020	40,250,000	402,500,000

7.            Warrants

As at December 31, 2020 and 2019, the Corporation had 29,989,500 Warrants issued and outstanding, comprised of 20,125,000 Warrants forming part of the Class A Restricted Voting Units, 9,810,000 Founders’ Warrants, and 54,500 Warrants forming part of the Class B Units.

All Warrants will become exercisable only commencing 65 days after the completion of our Qualifying Transaction. Each Warrant is exercisable to purchase one Class A Restricted Voting Share (which, following the closing of the Qualifying Transaction, would become one Subordinate Voting Share) at a price of $11.50 per share. The Warrant Agreement provides that the exercise price and number of Subordinate Voting Shares issuable on exercise of the Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, Extraordinary Dividend or a recapitalization, reorganization, merger or consolidation. The Warrants will not, however, be adjusted for issuances of Subordinate Voting Shares at a price below their exercise price. Once the Warrants become exercisable, the Corporation may accelerate the expiry date of the outstanding Warrants (excluding the Founders’ Warrants but only to the extent still held by our Sponsor at the date of public announcement of such acceleration and not transferred prior to the accelerated expiry date, due to the anticipated knowledge by our Sponsor of material undisclosed information which could limit their flexibility) by providing 30 days’ notice if, and only if, the closing share price of the Subordinate Voting Shares equals or exceeds $18.00 per Subordinate Voting Share (as adjusted for stock splits or combinations, stock dividends, extraordinary dividends, reorganizations and recapitalizations and the like) for any 20 trading days within a 30 trading day period, in which case the expiry date shall be the date which is 30 days following the date on which such notice if provided.

The Warrants will not be entitled to the proceeds from the Escrow Account. The Warrant holders do not have the rights or privileges of holders of shares and any voting rights until they exercise their Warrants and receive corresponding Subordinate Voting Shares of the Corporation. After the issuance of corresponding Subordinate Voting Shares upon exercise of the Warrants, each holder is expected to be entitled to one vote for each Subordinate Voting Share held of record on all matters to be voted on by such shareholders.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

7.            Warrants (continued)

Restrictions on Transfer of Founders’ Warrants

The Founders have agreed not to transfer any of their Founders’ Warrants until after the closing of the Qualifying Transaction without the prior consent of the Exchange, except for transfers required due to the structuring of the Qualifying Transaction or to permitted transferees, with the Exchange’s consent, in which case such restriction will apply to the securities received in connection with the Qualifying Transaction. Following completion of the Corporation’s Qualifying Transaction, the Founders’ Warrants, including Subordinate Voting Shares issuable on exercise of the Founders’ Warrants, may be subject to certain sale or transfer restrictions in accordance with applicable securities laws.

8.            Shareholders’ deficiency

a) Class B Shares

Authorized

The Corporation is authorized to issue an unlimited number of Class B Shares without nominal or par value. Following closing of the Qualifying Transaction, the Corporation will not issue any further Class B Shares. The holders of Founders’ Shares have no pre-emptive rights or other subscription rights and there are no sinking fund provisions applicable to these shares.

Voting rights

Holders of Class B Shares are entitled to receive notice of any meeting of shareholders of the Corporation, and to attend, vote and speak at such meetings, with the exception of (i) meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia), and (ii) meetings to approve an extension of the Permitted Timeline within which the Corporation is required to complete its Qualifying Transaction, which will only be voted upon by holders of Class A Restricted Voting Shares.

Redemption rights

Holders of Class B Shares do not have any redemption rights, or rights to distributions from the Escrow Account if the Corporation fails to complete a Qualifying Transaction within the Permitted Timeline.

Restrictions on transfer, assignment or sale of Founders’ Shares

The holders of the Class B Shares have agreed not to transfer, assign or sell any of their Class B Shares, unless transferred, assigned or sold to permitted transferees with the Exchange’s consent, prior to completion of the Corporation’s Qualifying Transaction. Following completion of the Corporation’s Qualifying Transaction, the Multiple-Voting Shares into which the Class B Shares are converted, may be subject to certain sale or transfer restrictions in accordance with applicable securities laws.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

8.            Shareholders’ deficiency (continued)

b) Subordinate Voting Shares

Authorized

The Corporation is authorized to issue an unlimited number of subordinate voting shares (“Subordinate Voting Shares”) without nominal or par value. No Subordinate Voting Shares may be issued prior to the closing of a Qualifying Transaction, except in connection with such closing.

Voting rights

Holders of Subordinate Voting Shares will be entitled to receive notice of any meeting of shareholders of the Corporation, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia). On all matters upon which holders of Subordinate Voting Shares are entitled to vote, each Subordinate Voting Share will be entitled to one vote per Subordinate Voting Share.

Dividend rights

See Note 8 – Multiple Voting Shares – Dividend rights.

Redemption rights

Holders of Subordinate Voting Shares will not have any redemption rights.

c) Multiple Voting Shares

Authorized

The Corporation is authorized to issue an unlimited number of multiple voting shares (“Multiple Voting Shares”) without nominal or par value. No Multiple Voting Shares may be issued prior to the closing of a Qualifying Transaction, except in connection with such closing.

Voting rights

Holders of Multiple Voting Shares will be entitled to receive notice of any meeting of shareholders of the Corporation, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia). On all matters upon which holders of Multiple Voting Shares are entitled to vote, each Multiple Voting Share will be entitled to 2,500 votes per Multiple Voting Share.

Dividend rights

Holders of Subordinate Voting Shares will be entitled to receive dividends out of the assets available for the payment or distribution of dividends at such times and in such amount and form as the board of directors of the Corporation may from time to time determine on the following basis, and otherwise without preference or distinction among or between the Subordinate Voting Shares and Multiple Voting Shares: each Multiple Voting Share will be entitled to 100 times the amount paid or distributed per Subordinate Voting Share (including by way of share dividends, which holders of Multiple Voting Shares will receive in Multiple Voting Shares, unless otherwise determined by the board of directors of the Corporation) and each fraction of a Multiple Voting Share will be entitled to the applicable fraction thereof.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

8.            Shareholders’ deficiency (continued)

c) Multiple Voting Shares (continued)

Redemption rights

Holders of Multiple Voting Shares will not have any redemption rights.

9.            Transaction costs

Transaction costs consist principally of legal, accounting and underwriting costs incurred through to date of the balance sheet. Transaction costs incurred amounted to $22,609,294 (including $22,137,500 in underwriters’ commission of which $16,100,000 is deferred and payable only upon completion of a Qualifying Transaction) were charged to shareholder’s equity upon completion of the Offering.

Underwriter’s commission

In consideration for its services in connection with the Offering, the Corporation has agreed to pay the underwriter a commission equal to 5.5% of the gross proceeds of the Class A Restricted Voting Units issued under the Offering. The Corporation paid $ $6,037,500, representing $0.15 per Class A Restricted Voting Unit, to the underwriter upon closing of the Offering. Upon completion of a Qualifying Transaction, the remaining $16,100,000 (representing $0.40 per Class A Restricted Voting Unit) will be payable, 75% of which will be payable by the Corporation to the underwriter only upon the closing of a Qualifying Transaction (subject to availability, failing which any short fall would be required to be made up from other sources) and the remaining 25% of which (or, if a lesser amount, the balance of the non-redeemed shares’ portion of the Escrow Account, less tax liabilities on amounts earned on the escrowed funds and certain expenses directly related to redemptions) will be payable by the Corporation as it sees fit, including for payment to other agents or advisors who have assisted with or participated in the sourcing, diligence and completion of its Qualifying Transaction).

10.            Capital management

(a) The Corporation defines the capital that it manages as its shareholders’ deficiency, net of its Class A Restricted Voting Shares subject to redemption. The following table summarizes the carrying value of the Corporation’s capital as at December 31, 2020:

Balance, December 31, 2020
Shareholders’ deficiency	$(7,905,447)
Class A Restricted Voting Shares subject to redemption	402,500,000
Total	$394,594,553

Balance, December 31, 2019
Shareholders’ deficiency	$(8,852,793)
Class A Restricted Voting Shares subject to redemption	402,500,000
Total	$393,647,207

The Corporation’s primary objective in managing capital is to ensure capital preservation in order to benefit from acquisition opportunities as they arise.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

10.         Capital management (continued)

(b) Liquidity

As at December 31, 2020, the Corporation had $2,095,023 (December 31, 2019 - $4,127,262) in cash and cash equivalents. The Corporation expects to incur significant costs in pursuit of its acquisition plans.

To the extent that the Corporation may require additional funding for general ongoing expenses or in connection with sourcing a proposed Qualifying Transaction, the Corporation may obtain such funding by way of unsecured loans from the Sponsor and/or its affiliates, subject to consent of the Exchange, which loans would, unless approved otherwise by the Exchange, bear interest at no more than the prime rate plus 1%. The Sponsor would not have recourse under such loans against the Escrow Account, and thus the loans would not reduce the value of such Escrow Account. Such loans would collectively be subject to a maximum principal amount of 10% of the escrowed funds, and may be repayable in cash following the closing of a Qualifying Transaction and may be convertible into Class B Shares and/or Warrants in connection with the closing of a Qualifying Transaction, subject to Exchange consent.

Otherwise, and subject to any relief granted by the Exchange, the Corporation may seek to raise additional funds through a rights offering in respect of shares available to its shareholders, in accordance with the requirements of applicable securities legislation, and subject to placing the required funds raised in the Escrow Account in accordance with applicable Exchange rules.

11.         General and administrative expenses

Year Ended December 31, 2020
Professional fees	$472,525
Public company filing and listing costs	229,706
General office expenses	28
$702,259

From April 16, 2019 (Date of Incorporation) to December 31, 2019
Public company filing and listing costs	$205,453
General office expenses	175,684
$381,137

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

12.            Related party transactions

In May 2019 the Corporation entered into an administrative services agreement with the Sponsor for an initial term of 18 months, subject to possible extension, for office space, utilities and administrative support, which may include payment for services of related parties, for, but not limited to, various administrative, managerial or operational services or to help effect a Qualifying Transaction. The Corporation has agreed to pay $10,000 per month, plus applicable taxes for such services. As at December 31, 2020, the Corporation accrued $205,000 (December 31, 2019 - $85,000) in respect of these services.

On May 13, 2019, the Sponsor executed a make whole agreement and undertaking in favour of the Corporation, whereby the Sponsor agreed to indemnify the Corporation in certain limited circumstances where the funds held in the Escrow Account are reduced to below $10.00 per Class A Restricted Voting Share.

For the year ended December 31, 2020, the Corporation paid professional fees of $26,256 (April 19, 2019 (date of incorporation) to December 31, 2019 - $12,926) to Marrelli Support Services Inc. (“Marrelli Support”), an organization of which the Corporation’s Chief Financial Officer is Managing Director. These services were incurred in the normal course of operations for general accounting and financial reporting matters. As at December 31, 2020, Marrelli Support was owed $9,034 (December 31, 2019 - $2,214) and was included in accounts payable and accrued liabilities on the Corporation’s balance sheet.

During the year ended December 31, 2020, the Corporation paid professional fees and disbursements of $106 (April 19, 2019 (date of incorporation) to December 31, 2019 - $nil) to DSA Filing Services Limited (“DSA Filing”), an organization which Carmelo Marrelli, the Chief Financial Officer of the Corporation, controls. These services were incurred in the normal course of operation of filing matters to adhere to the Corporation’s continuous disclosure obligations and these amounts are included in public company filing and listing costs. As of December 31, 2020, DSA Filing was owed $nil by the Corporation (December 31, 2019 - $nil) and these amounts were included in accounts payable and accrued liabilities.

During the year ended December 31, 2020, the Corporation paid professional fees and disbursements of $1,116 (April 19, 2019 (date of incorporation) to December 31, 2019 - $nil) to Marrelli Press Release Services Limited (“Marrelli Services Limited”), an organization of which Carmelo Marrelli, the Chief Financial of the Corporation, controls. These services were incurred in the Corporation’s normal course of operations in adherence with its continuous disclosure obligations and these amounts are included in public company filing and listing costs. As of December 31, 2020, Marrelli Services Limited was owed $nil (December 31, 2019 - $nil) and these amounts were included in accounts payable and accrued liabilities.

From April 16, 2019 (Date of Incorporation) to December 31, 2019 and for the year ended December 31, 2020, Ayr Strategies Inc. (“Ayr”), a company with common management, incurred travel costs on behalf of the Corporation. As at December 31, 2020, the Corporation owed Ayr $135,000 (December 31, 2019 - $85,000) and which included in due to related parties on the Corporation’s balance sheets. This is based on a cash-call-basis from Ayr.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

13.            Fair value measurements

The Corporation follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Corporation would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Corporation seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3: Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Corporation’s assets that are measured at fair value on a recurring basis at December 31, 2020 and 2019, and indicates the fair value hierarchy of the valuation inputs the Corporation utilized to determine such fair value:

Carrying value
	as at	Fair value as at December 31, 2020
	December 31, 2020	Level 1	Level 2	Level 3
	($)	($)	($)	($)
Assets
Marketable securities held in a escrow account	407,537,056	407,537,056	-	-

Market risk

Market risk is the risk that a material loss may arise from fluctuations in the fair value of a financial instrument. For purposes of this disclosure, the Corporation segregates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair value risk

Fair value risk is the potential for loss from an adverse movement, excluding movements relating to changes in interest rates and foreign exchange rates, because of changes in market prices. The Corporation is exposed to minimal fair value risk.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

13.            Fair value measurements (continued)

Market risk (continued)

Interest rate risk

Interest rate risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Due to the fixed interest rate on the Corporation’s restricted cash and short-term balance held in escrow, its exposure to interest rate risk is nominal.

Currency risk

Currency risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates relative to the Corporation’s presentation currency of the United States dollar. The Corporation does not currently have any exposure to currency risk as the Corporation transacts minimally in any currency other than the United States dollar.

14.            Income taxes

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 27% (2019 - 27%) to the effective tax rate is as follows:

		From April 16,
		2019
		(Date of
		Incorporation)
	Year Ended	to
	December 31	December 31,
	2020	2019
Loss before tax at statutory rate	$947,346	$2,831,491
Effect on taxes of:
Expected income tax (recovery) expense	255,790	764,503
Share issue costs booked through equity	-	(6,512,075)
Change in tax benefits not recognized	(255,790)	5,747,572
Income tax (recovery) expense	$-	$-

The Corporation's income tax (recovery) is allocated as follows:

		From April 16,
		2019
		(Date of
		Incorporation)
	Year Ended	to
	December 31	December 31,
	2020	2019
Current tax (recovery) expense	$(114,990)	$713,425
Deferred tax expense (recovery)	114,990	(713,425)
	$-	$-

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

14.            Income taxes (continued)

Deferred tax

Deferred income tax assets are only given recognition in the Corporation’s financial statements if management has determined that it is more likely than not that such deferred income tax assets may be recovered. In recognition of this uncertainty, management has provided a full valuation allowance on these deferred tax assets as set out below:

December 31,	2020	2019
Deferred underwriters' commission	$4,347,000	$4,347,000
Share issue costs	1,193,090	1,555,687
	5,540,090	5,902,687
Valuation allowance	(4,941,655)	(5,189,262)
	$598,435	$713,425

The Corporation may be subject to potential examination by Canadian tax authorities in the area of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and provincial tax laws. The Corporation is currently not subject to any tax examinations.

15.            Subsequent event

On February 2, 2020, the Corporation announced that it has an executed letter of intent in connection with a potential transaction, which would, if consummated, qualify as its qualifying transaction. Accordingly, the Corporation will be permitted until May 13, 2021 (24 months following the closing of its initial public offering) to conclude its qualifying transaction. The letter of intent is non-binding and proceeding with the transaction is subject to a number of conditions, including, among others, satisfactory due diligence and the negotiation and execution of a definitive agreement. The Corporation intends to disclose additional details regarding the transaction following the entry into a definitive agreement, if applicable. There can be no assurance that a definitive agreement will be completed.

APPENDIX B – MANAGEMENT’S DISCUSSION & ANALYSIS OF BRND

(See attached)

B -1

MERCER PARK BRAND ACQUISITION CORP.

(A SPECIAL PURPOSE ACQUISITION CORPORATION)

MANAGEMENT’S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2020 AND THE PERIOD

FROM APRIL 16, 2019 (DATE OF INCORPORATION)

(EXPRESSED IN UNITED STATES DOLLARS)

Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

Year Ended December 31, 2020

Discussion dated: March 15, 2021

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of the operations of Mercer Park Brand Acquisition Corp. (“Brand”, the “Corporation”, “we”, “our” or “us”) constitutes management’s review of the factors that affected the Corporation’s financial and operating performance for the year ended December 31, 2020. This MD&A was written to comply with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. This discussion should be read in conjunction with the audited financial statements for the year ended December 31, 2020 and from the April 16, 2019 (Incorporation Date) to December 31, 2019, and the related notes thereto. Results are reported in United States dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the year ended December 31, 2020, are not necessarily indicative of the results that may be expected for any future period. The financial statements and the financial information contained in this MD&A were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Further information about the Corporation and its operations can be obtained on www.sedar.com.

The Corporation intends to focus its search for target businesses that operate branded product businesses in cannabis and/or cannabis-adjacent industries; however, the Corporation is not limited to a particular industry or geographic region for purposes of completing its Qualifying Transaction (as defined below). Please refer to the Corporation’s latest annual information form for risk factors and regulatory information (the “AIF”) regarding the cannabis industry.

Cautionary Note Regarding Forward-Looking Information

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such forward-looking statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

Forward-looking statements	Assumptions	Risk factors
The Corporation expects to complete a Qualifying Transaction (as defined below).	The Corporation expects to identify an asset or business/businesses to acquire and close a Qualifying Transaction, on terms favourable to the Corporation.	The Corporation’s inability to find a target to complete a Qualifying Transaction within the Permitted Timeline (as defined below). If we are unable to consummate our Qualifying Transaction within the Permitted Timeline, we will be required to redeem 100% of the outstanding Class A Restricted Voting Shares (as defined below), as described herein.

Page | 2

Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

Year Ended December 31, 2020

Discussion dated: March 15, 2021

The Corporation’s ability to meet its working capital needs at the current level for the twelve-month period ending December 31, 2021.	The operating activities of the Corporation for the twelve-month period ending December 31, 2021, and the costs associated therewith, will be consistent with the Corporation’s current expectations; debt and equity markets, exchange and interest rates and other applicable economic conditions favourable to the Corporation.	Changes in debt and equity markets; timing and availability of external financing on acceptable terms; increases in costs; regulatory compliance and changes in regulatory compliance and other local legislation and regulation; interest rate and exchange rate fluctuations; changes in economic conditions; impact of COVID-19 and timing of a Qualifying Transaction.

Inherent in forward-looking statements are risks, uncertainties, and other factors beyond the Corporation’s ability to predict or control. Please also refer to those risk factors referenced in the “Risk Factors” section below and in the AIF. Readers are cautioned that the above chart does not contain an exhaustive list of the factors or assumptions that may affect the forward-looking statements, and that the assumptions underlying such statements may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Corporation’s actual results, performance, or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether because of new information or future events or otherwise, except as may be required by law. If the Corporation does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Description of Business

Brand is a corporation which was incorporated for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation (a “Qualifying Transaction”). The Corporation’s business activities are carried out in a single business segment.

The Corporation was incorporated on April 16, 2019 under the Business Corporations Act (British Columbia), commenced operations on April 16, 2019. The head office of the Sponsor (as defined below) is located at 590 Madison Avenue, 26th Floor, New York, New York, 10022.

On May 13, 2019, the Corporation completed its initial public offering (the “Offering”) of 40,250,000 Class A Restricted Voting Units (including 5,250,000 Class A Restricted Voting Units issued pursuant to the exercise in full of the over-allotment option) at $10.00 per Class A Restricted Voting Unit. Each Class A Restricted Voting Unit consisted of one Class A restricted voting share (“Class A Restricted Voting Share”) of the Corporation and one-half of a share purchase warrant (each, a “Warrant”). In accordance with the Corporation’s articles, each Class A Restricted Voting Share, unless previously redeemed, will be automatically converted into one Subordinate Voting Share following the closing of a Qualifying Transaction. All Warrants will become exercisable at a price of $11.50 per share, commencing 65 days after the completion of a Qualifying Transaction, and will expire on the day that is five years after the completion of a Qualifying Transaction or may expire earlier if a Qualifying Transaction does not occur within the permitted timeline of 21 months (or 24 months if we have executed a letter of intent, agreement in principle or definitive agreement for a Qualifying Transaction within 21 months but have not completed the Qualifying Transaction within such 21-month period) (“Permitted Timeline”) (subject to extension, as further described herein) from the closing of the Offering or if the expiry date is accelerated. Each Whole Warrant is exercisable to purchase one Class A Restricted Voting Share (which, following the closing of the Qualifying Transaction, would become one Subordinate Voting Share).

Page | 3

Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

Year Ended December 31, 2020

Discussion dated: March 15, 2021

In connection with the Offering, the Corporation granted the underwriter a 30-day non-transferable option to purchase up to an additional 5,250,000 Class A Restricted Voting Units, at a price of $10.00 per Class A Restricted Voting Unit, to cover over-allotments, if any, and for market stabilization purposes. The overallotment option was exercised prior to the close of the initial public offering. As a result of the exercise of the over-allotment option, the Founders, (as defined below) own an aggregate of 10,089,750 Class B Shares, including 109,000 Class B Units and 9,810,000 Founders’ Warrants (as defined below).

Concurrent with the completion of the Offering, Mercer Park CB II, L.P. (the “Sponsor”), a limited partnership formed under the laws of the State of Delaware, indirectly controlled by Mercer Park, L.P., a privately-held family office based in New York, New York and Charles Miles and Sean Goodrich (or persons or companies controlled by them) (collectively with the Sponsor, the “Founders”) purchased an aggregate of 10,089,750 Class B Shares, consisting of 10,069,750 Class B Shares purchased by the Sponsor, 10,000 Class B Shares purchased by Charles Miles, and 10,000 Class B Shares purchased by Sean Goodrich. In addition, the Sponsor purchased an aggregate of 9,810,000 Warrants (“Founders’ Warrants”) at $1.00 per Founders’ Warrant.

Upon closing of the Qualifying Transaction, the Class B Shares would, in accordance with the Corporation’s articles, convert on a 100-for-1 basis into Multiple Voting Shares.

Each Class A Restricted Voting Unit commenced trading on May 13, 2019 on the Neo Exchange Inc. (the “Exchange”) under the symbol “BRND.U” and separated into Class A Restricted Voting Shares and Warrants on June 24, 2019, which trade under the symbols “BRND.A.U”, and “BRND.WT”, respectively. The Class B Shares issued to the Founders will not be listed prior to the completion of the Qualifying Transaction.

The proceeds of $402,500,000 from the Offering are held by Odyssey Trust Company, as Escrow Agent, in an escrow account (the “Escrow Account”) at a Canadian chartered bank or subsidiary thereof, in accordance with the escrow agreement. Subject to applicable law and payment of certain taxes, permitted redemptions and certain expenses, as further described herein, none of the funds held in the Escrow Account will be released to the Corporation prior to the closing of a Qualifying Transaction. The escrowed funds will be held to enable the Corporation to (i) satisfy redemptions made by holders of Class A Restricted Voting Shares (including in the event of a Qualifying Transaction, or an extension to the Permitted Timeline to up to 36 months with shareholder approval from the holders of Class A Restricted Shares and the Corporation’s board of directors, or in the event a Qualifying Transaction does not occur within the Permitted Timeline), (ii) fund a Qualifying Transaction with the net proceeds following payment of any such redemptions and deferred underwriting commissions, and/or (iii) pay taxes on amounts earned on the escrowed funds and certain permitted expenses. Such escrowed funds and all amounts earned, subject to such obligations and applicable law, will be assets of the Corporation. These escrowed funds will also be used to pay the deferred underwriting commissions in the amount of $16,100,000, 75% of which will be payable by the Corporation to the underwriter only upon the closing of a Qualifying Transaction (subject to availability, failing which any short fall would be required to be made up from other sources) and the remaining 25% of which (or, if a lesser amount, the balance of the non-redeemed shares’ portion of the Escrow Account, less tax liabilities on amounts earned on the escrowed funds and certain expenses directly related to redemptions) will be payable by the Corporation as it sees fit, including for payment to other agents or advisors who have assisted with or participated in the sourcing, diligence and completion of its Qualifying Transaction.

Page | 4

Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

Year Ended December 31, 2020

Discussion dated: March 15, 2021

In connection with consummating a Qualifying Transaction, the Corporation will require approval by a majority of the directors unrelated to the Qualifying Transaction. In connection with the Qualifying Transaction, holders of Class A Restricted Voting Shares will be given the opportunity to elect to redeem all or a portion of their Class A Restricted Voting Shares at a per share price, payable in cash, equal to the pro-rata portion per Class A Restricted Voting Share of: (A) the escrowed funds available in the Escrow Account at the time immediately prior to the redemption deposit timeline, including interest and other amounts earned thereon; less (B) an amount equal to the total of (i) applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account and (ii) actual and expected direct expenses related to the redemption, each as reasonably determined by the Corporation, subject to certain limitations. Each holder of Class A Restricted Voting Shares, together with any affiliate of such holder or any other person with whom such holder or affiliate is acting jointly or in concert, will be subject to a redemption limitation of an aggregate 15% of the number of Class A Restricted Voting Shares issued and outstanding. Class B Shares will not be redeemable in connection with a Qualifying Transaction or an extension to the Permitted Timeline and holders of Class B Shares shall not be entitled to access the Escrow Account should a Qualifying Transaction not occur within the Permitted Timeline.

If the Corporation is unable to complete its Qualifying Transaction within the Permitted Timeline (or within an extension of the Permitted Timeline), the Corporation will be required to redeem each of the Class A Restricted Voting Shares. The Corporation’s Warrants (including the Warrants underlying the Class A Restricted Voting Units and the Class B Units and the Founders’ Warrants) will expire worthless. In such case, each holder of a Class A Restricted Voting Share will receive for an amount, payable in cash, equal to the pro-rata portion per Class A Restricted Voting Share of: (A) the Escrow Account, including any interest and other amounts earned; less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account, (ii) any taxes of the Corporation arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) up to a maximum of $50,000 of interest and other amounts earned to pay actual and expected expenses related to the dissolution and certain other related costs as reasonably determined by the Corporation. The underwriter will have no right to the deferred underwriting commissions held in the Escrow Account in such circumstances.

Overall Performance

The Corporation has not conducted commercial operations and it is focused on the identification and evaluation of businesses or assets to acquire and there were no notable events that occurred during the reporting periods presented.

For the year ended December 31, 2020, the Corporation earned interest income of $1,742,747 and reported income of $947,346 ($0.09 basic and diluted income per Class B Share). From the Incorporation Date to December 31, 2019, the Corporation earned interest income of $3,296,977 and reported income of $2,831,491 ($0.31 basic and diluted income per Class B Share). The expenses for the year ended December 31, 2020 primarily related to general and administrative expenses of $702,259, foreign exchange loss of $43,142, travel of $50,000, current income tax recovery of $114,990 and deferred income tax of $114,990. The expenses from the Incorporation date to December 31, 2019 primary relate to general and administrative expenses of $381,137, foreign exchange gain of $651, travel of $85,000, current income tax of $713,425 and deferred income tax recovery of $713,425.

Page | 5

Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

Year Ended December 31, 2020

Discussion dated: March 15, 2021

Current liabilities as of December 31, 2020 total $745,813 (December 31, 2019 - $1,030,396). Shareholders’ deficiency as of December 30, 2020 is comprised of Class B Shares, unlimited, 10,198,751 issued of $nil (December 31, 2019 - $nil), additional paid-in-capital of ($11,684,284) (December 31, 2019 - ($11,684,284)) and retained earnings of $3,778,837 (December 31, 2019 - $2,831,491) for a net amount of ($7,905,447) (December 31, 2019 – ($8,852,793)) in shareholders’ deficit.

Commitments and contingencies as of December 31, 2020 total $402,500,000 (December 31, 2019 - $402,500,000). It is comprised of Class A Restricted Voting Shares subject to redemption, 40,250,000 shares (at a redemption value of $10.00 per share).

Working capital, which consists of current assets less current liabilities, is $2,559,062 (December 31, 2019 - $3,237,735) as of December 31, 2020. Management believes the Corporation’s working capital is sufficient for the Corporation to meet its ongoing obligations and meet its objective of completing a Qualifying Transaction.

The weighted average number of Class B Shares outstanding for the year ended December 31, 2020 was 10,198,751 (December 31, 2019 – 9,253,693).

Liquidity and Capital Resources

Marketable securities held in an escrow account	December 31, 2020
United States Treasury Bills	$407,509,774
Accrued interest	$26,301
Restricted cash	$981
Total marketable securities held in an escrow account	$407,537,056

Per Class A Restricted Voting Shares subject to redemption	$10.00

Cash held outside the escrow account	$2,095,023

We intend to use substantially all the funds held in the Escrow Account, including interest (which interest shall be net of taxes payable and certain expenses) to consummate a Qualifying Transaction. To the extent that, after redemptions, our share capital or debt is used, in whole or in part, as consideration to consummate a Qualifying Transaction, the remaining proceeds held in the Escrow Account may be used as working capital to finance the operations of the target business or businesses, make other acquisitions and/or pursue a growth strategy.

As of December 31, 2020, we had cash held outside of our Escrow Account of $2,095,023, which is available to fund our working capital requirements, including any further transaction costs that may be incurred. We expect to generate negative cash flow from operating activities in the future until our Qualifying Transaction is completed and we commence income generation. We intend to employ a proactive acquisition targeting strategy that identifies potential acquisition targets that align with the Corporation’s investment objectives. Consistent with this strategy, we have identified the following general criteria and guidelines that we believe are important in evaluating prospective acquisition targets:

Page | 6

Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

Year Ended December 31, 2020

Discussion dated: March 15, 2021

•	Opportunity to consolidate a highly fragmented marketplace where even the largest brands represent less than 10% market share.

•	Ability to build an institutional-quality cannabis corporation focused on brands and branded products.

•	Companies with strong marketing and brand development expertise.

•	Companies that will benefit from a defined branding strategy.

•	Companies with additional, strategic capabilities-such as distribution, manufacturing, or product development-that support brand value.

•	Orphaned or underinvested brands within existing companies.

•	Companies exhibiting growth and profitability performance that could be enhanced through improved access to capital and financial expertise.

•	Opportunity to provide rescue financing for undercapitalized operators.

•	Companies that will benefit from being a public company.

Management seeks to ensure that our operational and administrative costs are minimal prior to the completion of a Qualifying Transaction, with a view to preserving the Corporation’s working capital.

We do not believe that we will need to raise additional funds to meet expenditures required for operating our business until the consummation of our Qualifying Transaction. We believe that we will have sufficient available funds outside of the Escrow Account to operate the business. However, we cannot be assured that this will be the case. To the extent that the Corporation may require additional funding for general ongoing expenses or in connection with sourcing a proposed Qualifying Transaction, we may seek funding by way of unsecured loans from our Sponsor and/or its affiliates, up to a maximum aggregate principal amount equal to 10% of the escrowed funds, subject to the consent of the Exchange, which loans would, unless approved otherwise by the Exchange, bear interest at no more than the prime rate plus 1%. Our Sponsor will not have recourse under such loans against the amounts in escrow. Such loans will collectively be subject to a maximum principal amount of 10% of the escrowed funds and may be repayable in cash following the closing of a Qualifying Transaction and may only be convertible into Class B Shares and/or Warrants in connection with the closing of a Qualifying Transaction, subject to Exchange consent.

Discussion of Operations

Three Months Ended December 31, 2020 Compared to Three Months Ended December 31, 2019

The Corporation’s net loss totaled $144,116 for the three months ended December 31, 2020, with basic and diluted loss per Class B Share of $0.01. Activities for this period principally related to general and administrative expenses of $202,157, foreign exchange gain of $2,451, travel of $50,000, current income tax recovery of $135,887 and deferred income tax of $114,990. These expenses were offset by interest income of $84,693.

The Corporation’s net income totaled $1,412,880 for the three months ended December 31, 2019, with basic and diluted income per Class B Share of $0.16. Activities for this period principally related to general and administrative expenses of $100,398, foreign exchange loss of $2,963, travel of $85,000, current income tax of $713,425 and deferred income tax recovery of $713,425. These expenses were offset by interest income of $1,601,241.

Page | 7

Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

Year Ended December 31, 2020

Discussion dated: March 15, 2021

Interest Income

Since completion of the Offering, the Corporation’s activity has been limited to the evaluation of business acquisition targets, and we do not expect to generate any operating income until the closing and completion of a Qualifying Transaction. In the interim, we expect to generate small amounts of non-operating income in the form of interest income on cash and short-term investments, including restricted cash and short-term investments held in escrow. As of December 31, 2020, all funds held in escrow were included in United States Treasury Bills, except for $981 held in a restricted cash account. Interest income on these investments is not expected to be significant in view of the current low interest rates.

During the three months ended December 31, 2020, the Corporation earned interest income of $84,693 (three months ended December 31, 2019 - $1,601,241).

General and Administrative Expenses

The Corporation’s general and administrative expenses consist of costs required to maintain its public company status in good standing, and expenses incurred to evaluate and identify companies, businesses, assets, or properties for potential acquisition in connection with the Corporation’s Qualifying Transaction. General and administrative costs were $202,157 for the three months ended December 31, 2020. General and administrative costs were $100,398 for the three months ended December 31, 2019.

Year Ended December 31, 2020 Compared to the Incorporation Date to December 31, 2019

The Corporation’s net income totaled $947,346 for the year ended December 31, 2020, with basic and diluted income per Class B Share of $0.09. Activities for this period principally related to general and administrative expenses of $702,259, foreign exchange loss of $43,142, travel of $50,000, current income tax recovery of $114,990 and deferred income tax expense of $114,990. These expenses were offset by interest income of $1,742,747.

The Corporation’s net income totaled $2,831,491 from the Incorporation Date to December 31, 2019, with basic and diluted income per Class B Share of $0.31. Activities for this period principally related to general and administrative expenses of $381,137, foreign exchange gain of $651, travel of $85,000, current income tax of $713,425 and deferred income tax recovery of $713,425. These expenses were offset by interest income of $3,296,977.

Interest Income

Since completion of the Offering, the Corporation’s activity has been limited to the evaluation of business acquisition targets, and we do not expect to generate any operating income until the closing and completion of a Qualifying Transaction. In the interim, we expect to generate small amounts of non-operating income in the form of interest income on cash and short-term investments, including restricted cash and short-term investments held in escrow. As of December 31, 2020, all funds held in escrow were included in United States Treasury Bills, except for $981 held in a restricted cash account. Interest income on these investments is not expected to be significant in view of the current low interest rates.

During the year ended December 31, 2020, the Corporation earned interest income of $1,742,747. During the period from the Corporation’s commencement of operations on the Incorporation Date to December 31, 2019 the Corporation earned interest income of $3,296,977.

Page | 8

Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

Year Ended December 31, 2020

Discussion dated: March 15, 2021

General and Administrative Expenses

The Corporation’s general and administrative expenses consist of costs required to maintain its public company status in good standing, and expenses incurred to evaluate and identify companies, businesses, assets, or properties for potential acquisition in connection with the Corporation’s Qualifying Transaction. General and administrative costs were $702,259 for the year ended December 31, 2020. General and administrative costs were $381,137 from the Incorporation Date to December 31, 2019.

Off-Balance Sheet Arrangements

As of the date of this filing, the Corporation does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Corporation including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Proposed Transactions

Although the Corporation has commenced the process of identifying potential acquisitions with a view to completing a Qualifying Transaction, the Corporation has not yet entered into a definitive agreement. See “Subsequent Event”, below.

Selected Quarterly Information

A summary of selected information for each of the quarters presented below is as follows:

			Basic and Diluted
			Loss
	Income	Net (Loss) Income	per Class B Share
	($)	($)	($) (8)
December 31, 2020	-	($144,116) (7)	(0.01)
September 30, 2020	-	($161,569) (6)	(0.02)
June 30, 2020	-	($83,442) (5)	(0.01)
March 31, 2020	-	$1,336,473 (4)	0.13
December 31, 2019	-	$1,412,880 (3)	0.16
September 30, 2019	-	$1,611,697 (2)	0.16
Incorporation date to June 30, 2019	-	($193,086) (1)	(0.03)

Page | 9

Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

Year Ended December 31, 2020

Discussion dated: March 15, 2021

Notes:

(1)   From the Incorporation date to June 30, 2019, the Corporation earned interest income of $40.00 and reported a loss of $193,086 ($0.03 basic and diluted loss per Class B Share). The loss in the current period primary related to general and administrative expenses of $191,614 and foreign exchange of $1,512;

(2)   For the three months ended September 30, 2019, the Corporation earned interest income of $1,695,696 and reported income of $1,611,697 ($0.16 basic and diluted income per Class B Share). The income in the current period primary related to general and administrative expenses of $89,125 and foreign exchange gain of $5,126;

(3)   For the three months ended December 31, 2019, the Corporation earned interest income of $1,601,241 and reported income of $1,412,880 ($0.16 basic and diluted income per Class B Share). The income in the current period primary related to general and administrative expenses of $100,398, travel of $85,000, foreign exchange loss of $2,963, current income tax of $713,425 and deferred income tax recovery of $713,425;

(4)    For the three months ended March 31, 2020, the Corporation earned interest income of $1,495,772 and reported income of $1,336,473 ($0.13 basic and diluted income per Class B Share). The income in the current period primary related to general and administrative expenses of $164,180 and foreign exchange income of $4,881;

(5)    For the three months ended June 30, 2020, the Corporation earned interest income of $49,036 and reported a loss of $83,442 ($0.01 basic and diluted loss per Class B Share). The loss in the current period primary related to general and administrative expenses of $83,493, foreign exchange loss of $28,088 and a current tax expense of $20,897;

(6)    For the three months ended September 30, 2020, the Corporation earned interest income of $113,246 and reported a loss of $161,569 ($0.02 basic and diluted loss per Class B Share). The loss in the current period primary related to general and administrative expenses of $252,429 and foreign exchange loss of $22,386;

(7)    For the three months ended December 31, 2020, the Corporation earned interest income of $84,693 and reported a loss of $144,116 ($0.01 basic and diluted income per Class B Share). The loss in the current period primary related to general and administrative expenses of $202,157, foreign exchange gain of $2,451, travel of $50,000, current income tax recovery of $135,887 and deferred income tax of $114,990; and

(8)    Per share amounts are rounded to the nearest cent, therefore aggregating quarterly amounts may not reconcile to year-to-date per share amounts.

Related Party Transactions

In May 2019, the Corporation entered into an administrative services agreement with the Sponsor for an initial term of 18 months, subject to possible extension, for office space, utilities, and administrative support, which may include payment for services of related parties, for, but not limited to, various administrative, managerial, or operational services or to help effect a Qualifying Transaction. The Corporation has agreed to pay $10,000 per month, plus applicable taxes for such services. As of December 31, 2020, the Corporation accrued $205,000 (December 31, 2019 - $85,000) in respect of these services.

Page | 10

Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

Year Ended December 31, 2020

Discussion dated: March 15, 2021

On May 13, 2019, the Sponsor executed a make whole agreement and undertaking in favour of the Corporation, whereby the Sponsor agreed to indemnify the Corporation in certain limited circumstances where the funds held in the Escrow Account are reduced to below $10.00 per Class A Restricted Voting Share.

For the year ended December 31, 2020, the Corporation paid professional fees of $26,256 (April 19, 2019 (date of incorporation) to December 31, 2019 - $12,926) to Marrelli Support Services Inc. (“Marrelli Support”), an organization of which the Corporation’s Chief Financial Officer is Managing Director. These services were incurred in the normal course of operations for general accounting and financial reporting matters. As of December 31, 2020, Marrelli Support was owed $9,034 (December 31, 2019 - $2,214) and was included in accounts payable and accrued liabilities on the Corporation’s balance sheet.

During the year ended December 31, 2020, the Corporation paid professional fees and disbursements of $106 (April 19, 2019 (date of incorporation) to December 31, 2019 - $nil) to DSA Filing Services Limited (“DSA Filing”), an organization which Carmelo Marrelli, the Chief Financial Officer of the Corporation, controls. These services were incurred in the normal course of operation of filing matters to adhere to the Corporation’s continuous disclosure obligations and these amounts are included in public company filing and listing costs. As of December 31, 2020, DSA Filing was owed $nil by the Corporation (December 31, 2019 - $nil) and these amounts were included in accounts payable and accrued liabilities.

During the year ended December 31, 2020, the Corporation paid professional fees and disbursements of $1,116 (April 19, 2019 (date of incorporation) to December 31, 2019 - $nil) to Marrelli Press Release Services Limited (“Marrelli Services Limited”), an organization which Carmelo Marrelli, the Chief Financial of the Corporation, controls. These services were incurred in the Corporation’s normal course of operations in adherence with its continuous disclosure obligations and these amounts are included in public company filing and listing costs. As of December 31, 2020, Marrelli Services Limited was owed $nil (December 31, 2019 - $nil) and these amounts were included in accounts payable and accrued liabilities.

From April 16, 2019 (Date of Incorporation) to December 31, 2019 and for the year ended December 31, 2020, Ayr Strategies Inc. (“Ayr”), a company with common management, incurred travel costs on behalf of the Corporation. As of December 31, 2020, the Corporation owed Ayr $135,000 (December 31, 2019 - $85,000) and which included in due to related parties on the Corporation’s balance sheets. This is based on a cash-call-basis from Ayr.

New standards not yet adopted, and interpretations issued but not yet effective

The Corporation does not believe that any accounting standards that have been recently issued but which are not yet effective would have a material effect on the Financial Statements if such accounting standards were currently adopted.

Accounting Policies and Critical Accounting Estimates

The preparation of the Corporation’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and items in net income or loss and the related disclosure of contingent assets and liabilities. Critical accounting estimates represent estimates made by management that are, by their very nature, uncertain. The Corporation evaluates its estimates on an ongoing basis. Such estimates are based on assumptions that the Corporation believes are reasonable under the circumstances, and these estimates form the basis for making judgments about the carrying value of assets and liabilities and the reported amount of items in net income or loss that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Page | 11

Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

Year Ended December 31, 2020

Discussion dated: March 15, 2021

Warrant Valuation

Pursuant to the Offering, the Corporation issued Warrants. Estimating the fair value of warrants requires determining the most appropriate valuation model that is dependent on the terms and conditions of the warrant. The Corporation applies an option-pricing model to measure the fair value of the Warrants issued. Application of the option-pricing model requires estimates in expected dividend yields, expected volatility in the underlying assets and the expected life of the warrant. These estimates may ultimately be different from amounts subsequently realized, resulting in an overstatement or understatement of net income or loss.

Income Tax

The determination of the Corporation’s income taxes, and other tax assets and liabilities requires interpretation of complex laws and regulations. Judgment is required in determining whether deferred income tax assets should be recognized on the balance sheet. Deferred income tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Corporation will generate taxable income in future periods to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing laws in each applicable jurisdiction. Future taxable income is also significantly dependent upon the Corporation completing a Qualifying Acquisition, the underlying structure of a Qualifying Acquisition, and the resulting nature of operations. To the extent that future cash flows and/or the probability, structure and timing, and the nature of operations of a future Qualifying Acquisition differ significantly from estimates made, the ability of the Corporation to realize a deferred tax asset could be materially impacted.

Controls and Procedures

The Corporation’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting as defined in the Canadian Securities Administrators’ National Instrument 52-109, “Certification of Disclosure in Issuer’s Annual and Interim Filings”.

Under their supervision, the Chief Executive Officer and Chief Financial Officer have implemented disclosure controls and procedures and internal controls over financial reporting appropriate for the nature of operations of the Corporation. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Corporation in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Corporation’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Corporation’s design of its internal controls over financial reporting is based on the principles set out in the “Internal Control – Integrated Framework (2013)” issued by The Committee of Sponsoring Organizations of the Treadway Commission (COSO)”.

In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, the Corporation has filed certificates signed by its Chief Executive Officer and the Chief Financial Officer certifying certain matters with respect to the design of disclosure controls and procedures and the design of internal control over financial reporting as of December 31, 2020.

Page | 12

Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

Year Ended December 31, 2020

Discussion dated: March 15, 2021

Financial Instruments

The Corporation follows the guidance in ASC 820 for its financial assets and liabilities that are remeasured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Corporation’s financial assets and liabilities reflects management’s estimate of amounts that the Corporation would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Corporation seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3: Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Corporation’s assets that are measured at fair value on a recurring basis on December 31, 2020 and 2019, and indicates the fair value hierarchy of the valuation inputs the Corporation utilized to determine such fair value:

	Carrying value as of
	December 31, 2020	Level 1 (*)	Level 2 (*)	Level 3 (*)
	($)	($)	($)	($)
Assets

Marketable
securities held in
an escrow account	407,537,056	407,537,056	nil	nil

(*) Fair values as of December 31, 2020

The Corporation is exposed to financial risks due to the nature of its business and the financial assets and liabilities that it holds. The Corporation’s overall risk management strategy seeks to minimize potential adverse effects of the Corporation’s financial performance. In particular, the Corporation intends to only invest the proceeds deposited in the Escrow Account in instruments that are the obligation of, or guaranteed by, the federal government of the United States of America or Canada. The Corporation believes this to be a low-risk strategy until the Corporation completes a Qualifying Transaction.

Page | 13

Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

Year Ended December 31, 2020

Discussion dated: March 15, 2021

Market risk

Market risk is the risk that a material loss may arise from fluctuations in the fair value of a financial instrument. For purposes of this disclosure, the Corporation segregates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair value risk

Fair value risk is the potential for loss from an adverse movement, excluding movements relating to changes in interest rates and foreign exchange rates, because of changes in market prices. The Corporation is exposed to minimal fair value risk.

Interest rate risk

Interest rate risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Due to the fixed interest rate on the Corporation’s restricted cash and short-term balance held in escrow, its exposure to interest rate risk is nominal.

Currency risk

Currency risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates relative to the Corporation’s presentation currency of the United States dollar. The Corporation does not currently have any exposure risk as the Corporation transacts minimally in any currency other than the United States dollar.

Capital Management

(a) The Corporation defines the capital that it manages as its shareholders’ deficiency, net of its Class A Restricted Voting Shares subject to redemption. The following table summarizes the carrying value of the Corporation’s capital as of December 31, 2020:

$
Shareholders’ deficiency	(7,905,447)
Class A Restricted Voting Shares subject to redemption	402,500,000
Balance, December 31, 2020	394,594,553

The Corporation’s primary objective in managing capital is to ensure capital preservation to benefit from acquisition opportunities as they arise.

(b) Liquidity

As of December 31, 2020, the Corporation had $2,095,023 (December 31, 2019 - $4,127,262) in cash and cash equivalents. The Corporation expects to incur significant costs in pursuit of its acquisition plans.

To the extent that the Corporation may require additional funding for general ongoing expenses or in connection with sourcing a proposed Qualifying Transaction, the Corporation may obtain such funding by way of unsecured loans from the Sponsor and/or its affiliates, subject to consent of the Exchange, which loans would, unless approved otherwise by the Exchange, bear interest at no more than the prime rate plus 1%. The Sponsor would not have recourse under such loans against the Escrow Account, and thus the loans would not reduce the value of such Escrow Account. Such loans would collectively be subject to a maximum principal amount of 10% of the escrowed funds and may be repayable in cash following the closing of a Qualifying Transaction and may only be convertible into Class B Shares and/or Warrants in connection with the closing of a Qualifying Transaction subject to Exchange consent.

Page | 14

Mercer Park Brand Acquisition Corp.

(A Special Purpose Acquisition Corporation)

Management’s Discussion and Analysis

Year Ended December 31, 2020

Discussion dated: March 15, 2021

Otherwise, and subject to any relief granted by the Exchange, the Corporation may seek to raise additional funds through a rights offering in respect of shares available to its shareholders, in accordance with the requirements of applicable securities legislation, and subject to placing the required funds raised in the Escrow Account in accordance with applicable Exchange rules.

Outlook

For the immediate future, the Corporation intends to identify and evaluate potential Qualifying Transactions. The Corporation continues to monitor its spending and will amend its plans based on business opportunities that may arise in the future.

Share Capital

As of the date of this MD&A, the Corporation had 40,250,000 Class A Restricted Voting Shares of the Corporation issued and outstanding. In addition, the Corporation had an aggregate of 10,089,751 Class B Shares, 109,000 Class B Units and 29,989,500 Warrants issued and outstanding.

Risk Factors

Please refer to the Corporation’s AIF for information on the risk factors to which the Corporation is subject. In addition, see “Cautionary Note Regarding Forward-Looking Information” above.

Contingency

The outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. It is uncertain what impact this volatility and weakness will have on the Corporation’s securities held at fair value and short-term investments. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 pandemic is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Corporation in future periods, including the ability of the Corporation to complete a Qualifying Transaction.

Subsequent Event

On February 2, 2020, the Corporation announced that it has an executed letter of intent in connection with a potential transaction, which would, if consummated, qualify as its qualifying transaction. Accordingly, the Corporation will be permitted until May 13, 2021 (24 months following the closing of its initial public offering) to conclude its qualifying transaction. The letter of intent is non-binding and proceeding with the transaction is subject to several conditions, including, among others, satisfactory due diligence and the negotiation and execution of a definitive agreement. The Corporation intends to disclose additional details regarding the transaction following the entry into a definitive agreement, if applicable. There can be no assurance that a definitive agreement will be completed.

Page | 15

APPENDIX C – GH GROUP ANNUAL FINANCIAL STATEMENTS

(YEAR ENDED DECEMBER 31, 2020; YEAR ENDED DECEMBER 31, 2019; YEAR ENDED

DECEMBER 31, 2018)

(See attached)

C-1

GH GROUP, INC.

CONSOLIDATED

AND

COMBINED FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2020 AND 2019

AND FOR THE YEARS ENDED

DECEMBER 31, 2020, 2019 AND 2018

GH GROUP, INC.

Index to Consolidated and Combined Financial Statements

Page(s)
Report of Independent Registered Public Accounting Firm	1

Consolidated and Combined Balance Sheets	2

Consolidated and Combined Statements of Operations	3

Consolidated and Combined Statements of Changes in Shareholders’ / Members’ Equity	4

Consolidated and Combined Statements of Cash Flows	5 – 6

Notes to Consolidated and Combined Financial Statements	7 - 35

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders / Members

GH Group, Inc.

Opinion on the Consolidated and Combined Financial Statements

We have audited the accompanying consolidated balance sheet of GH Group, Inc. (the “Company”) as of December 31, 2020, combined balance sheets as of December 31, 2019 and 2018, and the related consolidated and combined statements of operations, changes in shareholders’/members’ equity, and cash flows for the years then ended, and the related notes to the consolidated and combined financial statements (collectively referred to as the “consolidated and combined financial statements”). In our opinion, the consolidated and combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the consolidated and combined results of its operations and its cash flows for the years ended December 31, 2020, 2019 and 2018, in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated and combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated and combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated and combined financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated and combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated and combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated and combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

[Signature]

We have served as the Company’s auditor since 2020.

Los Angeles, California

Date TBD

GH GROUP, INC.

Consolidated and Combined Balance Sheets

As of December 31, 2020 and 2019

	2020	2019
ASSETS
Current Assets:
Cash and Cash Equivalents	$4,535,251	$2,631,886
Accounts Receivable, Net	5,141,021	1,253,891
Prepaid Expenses and Other Current Assets	1,018,212	377,238
Inventory	6,866,002	1,396,770
Notes Receivable	904,534	3,606,398
Total Current Assets	18,465,020	9,266,183
Operating Lease Right-of-Use Assets, Net	2,532,629	1,785,083
Investments	10,701,868	10,950,877
Property, Plant and Equipment, Net	27,192,027	25,268,313
Intangible Assets, Net	5,279,000	1,577,333
Goodwill	4,815,999	2,720,081
Other Assets	554,266	351,423
TOTAL ASSETS	$69,540,809	$51,919,293
LIABILITIES AND SHAREHOLDERS’ / MEMBERS’ EQUITY
LIABILITIES:
Current Liabilities:
Accounts Payable and Accrued Liabilities	$6,570,715	$5,344,552
Income Taxes Payable	4,740,003	864,377
Derivative Liabilities	7,365,000	-
Current Portion of Operating Lease Liabilities	327,329	245,646
Current Portion of Notes Payable	601,187	1,759,839
Current Portion of Notes Payable - Related parties	-	2,241,262
Total Current Liabilities	19,604,234	10,455,677
Operating Lease Liabilities, Net of Current Portion	2,318,852	1,576,187
Other Non-Current Liabilities	849,358	543,243
Deferred Tax Liabilities	1,420,583	89,999
Notes Payable, Net of Current Portion	15,368,892	651,942
Notes Payable, Net of Current Portion - Related Parties	3,703,966	-
TOTAL LIABILITIES	43,265,885	13,317,047

SHAREHOLDERS’ / MEMBERS’ EQUITY:
Preferred Shares ($0.00001 Par value, 50,000,000 shares authorized and no shares issued and outstanding as of December 31, 2020)	-	-
Class A Common Shares ($0.00001 Par value, 500,000,000 shares authorized and 205,900,164 issued and outstanding as of December 31, 2020)	2,059	-
Class B Common Shares ($0.00001 Par value, 33,000,000 shares authorized and 32,295,270 issued and outstanding as of December 31, 2020)	323	-
Additional Paid-In Capital	42,932,020	-
Accumulated Deficit	(16,659,478)	-
Members’ Equity	-	35,047,515
Total Equity Attributable to Shareholders / Members of GH Group	26,274,924	35,047,515
Non-Controlling Interest	-	3,554,731
TOTAL SHAREHOLDERS’ / MEMBERS’ EQUITY	26,274,924	38,602,246
TOTAL LIABILITIES AND SHAREHOLDERS’ / MEMBERS EQUITY	$69,540,809	$51,919,293

The accompanying notes are an integral part of these consolidated and combined financial statements.

GH GROUP, INC.

Consolidated and Combined Statements of Operations

For The Years Ended December 31, 2020, 2019 and 2018

	2020	2019	2018
Revenues, Net	$48,259,601	$16,941,426	$8,967,286
Cost of Goods Sold	29,519,143	8,461,551	3,749,373
Gross Profit	18,740,458	8,479,875	5,217,913

Expenses:
General and Administrative	18,637,477	9,354,591	3,094,857
Sales and Marketing	1,489,664	912,842	143,216
Professional Fees	2,040,004	5,196,993	1,913,865
Depreciation and Amortization	2,576,263	1,455,780	767,567

Total Expenses	24,743,408	16,920,206	5,919,505

Loss from Operations	(6,002,950)	(8,440,331)	(701,592)

Other Expense (Income):
Interest Expense	2,179,137	636,762	597,427
Interest Income	(115,572)	(443,523)	(308,591)
Loss on Investments	2,126,112	1,147,968	166,059
Loss (Income) on Change in Fair Value of Derivative Liabilities	251,663	-	-
Other Expense (Income), Net	(203,345)	(19,419)	(202,397)

Total Other Expense	4,237,995	1,321,788	252,498

Loss from Operations Before Provision for Income Taxes	(10,240,945)	(9,762,119)	(954,090)
Provision for Income Taxes	6,418,533	972,520	357,352

Net Loss	(16,659,478)	(10,734,639)	(1,311,442)

Net Income (Loss) Attributable to Non-Controlling Interest	-	(511,465)	211,396

Net Loss Attributable to Shareholders / Members of GH Group	$(16,659,478)	$(10,223,174)	$(1,522,838)

The accompanying notes are an integral part of these consolidated and combined financial statements.

GH GROUP, INC.

Consolidated and Combined Statements of Changes in Shareholders’/ Members’ Equity

For the Years Ended December 31, 2020 and 2019

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	$ Amount	Units	$ Amount	Units	$ Amount	Units	$ Amount			TOTAL EQUITY
										ATIRIBUTABLE TO		TOTAL
				Class A	Class A	Class B	Class B	Additional		SHAREHOLDER	Non -	SHAREHOLDERS’
	Members’	Preferred	Preferred	Common	Common	Common	Common	Paid-In	Accumulated	S’ / MEMBERS’	Controlling	/ MEMBERS’
	Equity	Shares	Shares	Shares	Shares	Shares	Shares	Capital	Deficit	OF GH Group	Interest	EQUITY
BALANCE AS OF JANUARY 1, 2018	$16,793,571	-	$-	-	-	-	$-	$-	$-	$16,793,571	$1,450,000	$18,243,571

Net (Loss) Income	(1,522,838)	-	-	-	-	-	-	-	-	(1,522,838)	211,396	(1,311,442)
Contributions	16,331,834	-	-	-	-	-	-	-	-	16,331,834	100,000	16,431,834
Distributions	(1,958,000)	-	-	-	-	-	-	-	-	(1,958,000)	-	(1,958,000)
Share based compensation	-	-	-	-	-	-	-	-	-	-	792,000	792,000

BALANCE AS OF DECEMBER 31, 2018	29,644,568	-	-	-	-	-	-	-	-	29,644,568	2,553,396	32,197,964
Net Loss	(10,223,174)	-	-	-	-	-	-	-	-	(10,223,174)	(511,465)	(10,734,639)
Contributions	7,797,336	-	-	-	-	-	-	-	-	7,797,336	272,800	8,070,136
Distributions	(812,500)	-	-	-	-	-	-	-	-	(812,500)	-	(812,500)
Share based compensation	641,285	-	-	-	-	-	-	-	-	641,285	1,240,000	1,881,285
Equity issued in conversion of convertible debt	8,000,000	-	-	-	-	-	-	-	-	8,000,000	-	8,000,000

BALANCE AS OF DECEMBER 31, 2019	35,047,515	-	-	-	-	-	-	-	-	35,047,515	3,554,731	38,602,246

Net Loss	-	-	-	-	-	-	-	-	(16,659,478)	(16,659,478)	-	(16,659,478)
Contributions	11,835	-	-	-	-	-	-	-	-	11,835	-	11,835
Issuance of Warrants in Relief of Liabilities	-	-	-	-	-	-	-	426,887	-	426,887	-	426,887
Share based compensation	-	-	-	-	-	-	-	2,547,792	-	2,547,792	-	2,547,792
Formation and Rollup	(35,059,350)	-	-	197,650,255	1,977	32,295,270	323	38,611,781	-	3,554,731	(3,554,731)	-
Issuance for Business Acquisition	-	-	-	10,318,807	103	-	-	3,095,539	-	3,095,642	-	3,095,642
Cancellation of shares for issuance of Convertible Debt	-	-	-	(2,068,898)	(21)	-	-	(1,749,979)	-	(1,750,000)	-	(1,750,000)

BALANCE AS OF DECEMBER 31, 2020	$-	-	$-	205,900,164	2,059	32,295,270	$323	$42,932,020	$(16,659,478)	$26,274,924	$-	$26,274,924

The accompanying notes are an integral part of these consolidated and combined financial statements.

GH GROUP, INC.

Consolidated and Combined Statements of Cash Flows

For The Years Ended December 31, 2020, 2019 and 2018

	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(16,659,478)	$(10,734,639)	$(1,311,442)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:
Deferred Tax (Recovery) Expense	1,330,584	214,552	(19,532)
Interest Capitalized To Notes Payable	1,091,341	43,992	148,875
Interest Income Capitalized to principle balance	(114,113)	(451,746)	(295,442)
Depreciation and Amortization	2,576,263	1,455,780	767,567
Net Loss on Equity Method Investments	2,126,112	1,147,968	166,059
Gain on Extinguishment of Liabilities	(184,057)	-	-
Non-Cash Operating Lease Costs	919,519	426,552	-
Accretion of Debt Discount and Loan Origination Fees	1,061,463	-	-
Loss (Income) on Change in Fair Value of Derivative Liabilities	251,663	-	-
Share-Based Compensation	2,547,792	1,881,285	792,000
Changes in Operating Assets and Liabilities:
Accounts Receivable	(3,540,684)	(605,094)	(529,457)
Prepaid Expenses and Other Current Assets	(542,533)	186,812	(36,725)
Inventory	(3,764,209)	(78,592)	(792,621)
Other Assets	(24,701)	(14,495)	109,925
Accounts Payable and Accrued Liabilities	1,888,335	3,203,741	(234,304)
Cash Payments - Operating Lease Liabilities	(842,717)	(389,802)	-
Income Taxes Payable	3,875,626	(256,263)	317,885
Other Non-Current Liabilities	306,115	535,241	8,002

NET CASH USED IN OPERATING ACTIVITIES	(7,697,679)	(3,434,706)	(909,209)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of Property and Equipment	(3,850,589)	(5,724,738)	(12,738,220)
Proceeds From Payments on Note Receivable	-	154,746	1,127,238
Issuance of Note Receivable	(1,140,010)	(3,512,362)	(50,000)
Purchase of Investments	(2,987,061)	(5,054,945)	(3,184,061)
Distributions Received from Equity Method Investments	340,138	261,229	-
Cash Paid for Business Acquisition	(81,522)	(1,912,000)	-

NET CASH USED IN INVESTING ACTIVITIES	(7,719,045)	(15,788,070)	(14,845,042)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Issuance of Note Payable, Third Parties and Related Parties	18,449,748	1,680,815	9,925,000
Payments on Note Payable, Third Parties and Related Parties	(1,141,494)	(858,343)	(525,314)
Contributions - Controlling and Non-Controlling Interest	11,835	8,070,136	16,431,834
Distributions - Controlling and Non-Controlling Interest	-	(812,500)	(1,958,000)

NET CASH PROVIDED BY FINANCING ACTIVITIES	17,320,089	8,080,108	23,873,520

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,903,366	(11,142,668)	8,119,269
Cash and Cash Equivalents, Beginning of Period	2,631,886	13,774,554	5,655,285

CASH AND CASH EQUIVALENTS, END OF PERIOD	$4,535,251	$2,631,886	$13,774,554

The accompanying notes are an integral part of these consolidated and combined financial statements.

GH GROUP, INC.

Consolidated and Combined Statements of Cash Flows

For The Years Ended December 31, 2020, 2019 and 2018

	2020	2019	2018
SUPPLEMENTAL DISCLOSURE FOR CASH FLOW INFORMATION
Cash Paid for Interest	$316,859	$148,875	$-
Cash Paid for Taxes	$906,209	$252,543	$58,999

Non-Cash Investing and Financing Activities:
Net Assets acquired from an Acquisition	$7,902,973	$1,912,000	$-
Equity issued in conversion of convertible debt	$-	$8,000,000	$-
Conversion of Advances to Convertible Debt	$477,007	$-	$-
Issuance of warrants for relief of liabilities	$426,887	$-	$-
Acquisition of Non-Controlling Interest	$3,554,731	$-	$-
Cancellation of shares for issuance of Convertible Debt	$1,750,000	$-	$-
Recognition of Right-of-Use Assets for Operating Leases	$1,182,942	$1,939,332	$-
Conversion of Note Receivable to Equity of Investee	$2,045,309	$-	$-
Acquisition of Non-Controlling Interest Upon Roll - Up	$3,554,731	$-	$-
Derivative Liability incurred upon issuance of Convertible Debt	$3,095,642	$-	$-

The accompanying notes are an integral part of these consolidated and combined financial statements.

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

1.	NATURE OF OPERATIONS

GH Group, Inc. (“GH Group” or the “Company”), is a vertically integrated cannabis company that operates in the state of California. The Company cultivates, manufactures, and distributes cannabis consumer packaged goods, primarily to third-party retail stores in the state of California. The Company also owns and operates retail cannabis stores in the state of California.

On January 31, 2020, pursuant to a Formation and Contribution Agreement (the “Agreement”), a roll-up transaction (“Roll-up”) was consummated whereby the assets and liabilities of a combined group of companies were transferred into GH Group, Inc whereby GH Group, Inc. now owns and controls the majority interest of all the entities previously combined.

COVID-19

In March 2020, a global pandemic was declared by the World Health Organization related to the rapidly growing outbreak of a novel strain of coronavirus, COVID-19. The pandemic is having an unprecedented impact on the U.S. economy as federal, state and local governments react to this public health crisis, which has created significant uncertainties. The Company is unable to currently quantify the economic effect, if any, of this increase on the Company’s results of operations.

These developments could have a material adverse impact on the Company’s revenues, results of operations and cash flows. This situation is rapidly changing and additional impacts to the business may arise that the Company is not aware of currently. The ultimate magnitude and duration of COVID-19, including the extent of its overall impact on the Company’s results of operations, financial position, liquidity or capital resources cannot be reasonably estimated at this time.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying consolidated and combined financial statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and reflect the accounts and operations of the Company and those of the Company’s subsidiaries in which the Company has a controlling financial interest.

All intercompany transactions and balances have been eliminated in consolidation and combination. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the consolidated and combined financial position of the Company as of December 31, 2020 and 2019, the consolidated and combined results of operations and cash flows for the years ended December 31, 2020, 2019 and 2018 have been included. In accordance with the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, “Consolidation” (“ASC 810”), the Company consolidates any variable interest entity (“VIE”), of which the Company is the primary beneficiary.

Basis of Consolidation and Combination

These consolidated financial statements as of and for the year ended December 31, 2020 and combined financial statements as of and for the years ended December 31, 2019 and 2018 include the accounts of the Company, its wholly-owned subsidiaries and entities over which the Company has control as defined in ASC 810. Subsidiaries over which the Company has control are fully consolidated from the date control commences until the date control ceases. Control exists when the Company has ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity. In assessing control, potential voting rights that are currently exercisable are considered.

The following are the Company’s principal wholly-owned or controlled subsidiaries and or affiliates that are included in these consolidated and combined financial statements as of December 31, 2020 and 2019 and for the years ending December 31, 2020, 2019 and 2018:

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Corporate Entities

			Ownership
Entity	Location	Purpose	2020	2019	2018
LOB Investment Co. LLC	Long Beach, CA	Holding company	100%	80%	80%
SoCal Hemp Co, LLC	San Bernardino Co., CA	Holding company	100%	100%	N/A
Field Investment Co. LLC	Long Beach, CA	Holding company	100%	80%	N/A
Field Taste Matters, Inc.	Long Beach, CA	Holding company	100%	N/A	N/A
Glass House Retail, LLC	Long Beach, CA	Holding company	100%	N/A	N/A
Glass House Cultivation, LLC	Santa Barbara, CA	Holding company	100%	N/A	N/A
Glass House Manufacturing, LLC	Lompoc, CA	Holding company	100%	N/A	N/A

Management and Operating Entities

			Ownership
Subsidiaries	Location	Purpose	2020	2019	2018
Lompoc Management Co. LLC	Lompoc, CA	Manufacturing management	100%	93%	N/A
CA Manufacturing Solutions LLC	Lompoc, CA	Cannabis manufacturing	100%	72%	73%
MGF Management LLC	Long Beach, CA	Cultivation management	100%	99.50%	100%
G&K Produce LLC	Carpinteria, CA	Cannabis cultivation	100%	100%	100%
K&G Flowers LLC	Carpinteria, CA	Cannabis cultivation	100%	100%	100%
Saint Gertrude Management Company LLC	Santa Ana, CA	Provides retail management	100%	85%	N/A
G&H Supply Company, LLC	Carpinteria, CA	Provides cultivation management	100%	100%	100%
Farmacy SB, Inc.	Santa Barbara, CA	Cannabis retail	100%	99%	100%
Bud and Bloom	Santa Ana, CA	Cannabis retail	100%	85%	N/A
Mission Health Associates, Inc.	Carpinteria, CA	Cannabis cultivation	100%	100%	100%
Zero One Seven Management, LLC	Long Beach, CA	Manufacturing management	100%	N/A	N/A
ATES Enterprises, LLC	Long Beach, CA	Cannabis manufacturing	100%	N/A	N/A
Farmacy Isla Vista, LLC	Santa Barbara, CA	Cannabis retail	100%	N/A	N/A
Lompoc Manufacturing GHG, LLC	Lompoc, CA	Processing management	100%	N/A	N/A

Real Estate Entities

			Ownership
Subsidiaries	Location	Purpose	2020	2019	2018
Magu Farm LLC	Carpinteria, CA	Holds 100% interest in real property	100%	99 50%	100%
East Saint Gertrude 1327LLC	Santa Ana, CA	Holds 100% interest in real property	100%	100%	90%
Glass House Farm LLC	Carpinteria, CA	Holds 100% interest in real property	100%	69%	71%
2000 De La Vina LLC	Santa Barbara, CA	Real Estate	100%	100%	100%

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Non-Controlling Interest

Non-controlling interest represents equity interests owned by parties that are not shareholders of the ultimate parent. The share of net assets attributable to non-controlling interests is presented as a component of equity. Their share of net income or loss is recognized directly in equity. Changes in the parent company’s ownership interest that do not result in a loss of control are accounted for as equity transactions.

Use of Estimates

The preparation of the consolidated and combined financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the consolidated and combined financial statements and the reported amounts of total net revenue and expenses during the reporting period. The Company regularly evaluates significant estimates and assumptions related to the consolidation or non-consolidation of variable interest entities, estimated useful lives, depreciation of property and equipment, amortization of intangible assets, inventory valuation, share-based compensation, business combinations, goodwill impairment, long-lived asset impairment, purchased asset valuations, fair value of financial instruments, compound financial instruments, derivative liabilities, deferred income tax asset valuation allowances, incremental borrowing rates, lease terms applicable to lease contracts and going concern. These estimates and assumptions are based on current facts, historical experience and various other factors that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. The actual results the Company experiences may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and highly liquid investments that are readily convertible into known amounts of cash with original maturities of three months or less.

Accounts Receivable

The Company extends non-interest-bearing trade credit to its customers in the ordinary course of business which is not collateralized. Accounts receivable are shown on the face of the consolidated and combined balance sheets, net of an allowance for doubtful accounts. The Company analyzes the aging of accounts receivable, historical bad debts, customer creditworthiness and current economic trends, in determining the allowance for doubtful accounts. The Company does not accrue interest receivable on past due accounts receivable. The reserve for doubtful accounts was $200,000 and $95,016 as of December 31, 2020 and 2019, respectively.

Inventory

Inventory is comprised of raw materials, finished goods and work-in-process such as pre-harvested cannabis plants and by-products to be extracted. The costs of growing cannabis, including but not limited to labor, utilities, nutrition and supplies, are capitalized into inventory until the time of harvest. All direct and indirect costs related to inventory are capitalized when incurred, and subsequently classified to cost of goods sold in the consolidated and combined statements of operations. Raw materials and work-in-process is stated at the lower of cost or net realizable value, determined using the weighted average cost. Finished goods inventory is stated at the lower of cost or net realizable value, with cost being determined on the first-in, first-out (“FIFO”) method of accounting. Net realizable value is determined as the estimated selling price in the ordinary course of business less estimated costs to sell. The Company periodically reviews physical inventory for excess, obsolete, and potentially impaired items and establishes reserves when warranted. The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventory is written down to net realizable value. Packaging and supplies are initially valued at cost. The reserve estimate for excess and obsolete inventory is based on expected future use. The reserve estimates have historically been consistent with actual experience as evidenced by actual sale or disposal of the goods. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments

Investments in unconsolidated and combined affiliates are accounted as follows:

Equity Method and Joint Venture Investments

The Company accounts for investments in which it can exert significant influence but does not control as equity method investments in accordance with ASC 323, “Investments—Equity Method and Joint Ventures”. In accordance with ASC 825, the fair value option (“FVO”) to measure eligible items at fair value on an instrument-by-instrument basis can be applied. Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Investments in joint ventures are accounted for under the equity method. These investments are recorded at the amount of the Company’s investment and adjusted each period for the Company’s share of the investee’s income or loss, and dividends paid.

Investments in Equity without Readily Determinable Fair Value

Investments without readily determinable fair values (which are classified as Level 3 investments in the fair value hierarchy) use a determinable available measurement alternative in accordance with ASC 321, “Investments—Equity Securities”. The measurement alternative requires the investments to be held at cost and adjusted for impairment and observable price changes, if any.

Property, Plant and Equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and impairment losses, if any. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset using the following terms and methods:

Land	Not Depreciated
Buildings	39 Years
Furniture and Fixtures	5 Years
Leasehold Improvements	Shorter of Lease Term or Economic Life
Equipment and Software	3 – 5 Years
Construction in Progress	Not Depreciated

The assets’ residual values, useful lives and methods of depreciation are reviewed at each reporting period and adjusted prospectively if appropriate. An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the consolidated and combined statements of operations in the period the asset is derecognized.

Intangible Assets

Intangible assets are recorded at cost, less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangibles is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any. The estimated useful lives, residual values and amortization methods are reviewed at each reporting period, and any changes in estimates are accounted for prospectively. Intangible assets with an indefinite life or not yet available for use are not subject to amortization. Amortization is calculated on a straight-line basis over the estimated useful life of the asset using the following terms and methods:

Dispensary Licenses	Indefinite
Intellectual Property	5 Years

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In accordance with ASC 350, “Intangibles—Goodwill and Other”, costs of internally developing, maintaining or restoring intangible assets are expensed as incurred. Inversely, costs are capitalized when certain criteria are met through the point at which the intangible asset is substantially complete and ready for its intended use.

Goodwill

Goodwill is measured as the excess of consideration transferred and the net of the acquisition date fair value of assets acquired, and liabilities assumed in a business acquisition. In accordance with ASC 350, “Intangibles—Goodwill and Other”, goodwill and other intangible assets with indefinite lives are no longer subject to amortization. The Company reviews the goodwill and other intangible assets allocated to each of the Company’s reporting units for impairment on an annual basis as of year-end or whenever events or changes in circumstances indicate carrying amount it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The carrying amount of each reporting unit is determined based upon the assignment of the Company’s assets and liabilities, including existing goodwill, to the identified reporting units. Where an acquisition benefits only one reporting unit, the Company allocates, as of the acquisition date, all goodwill for that acquisition to the reporting unit that will benefit. In order to determine if goodwill is impaired, the Company measures the impairment of goodwill by comparing a reporting unit’s carrying amount to the estimated fair value of the reporting unit. If the carrying amount of a reporting unit is in excess of its fair value, the Company recognizes an impairment charge equal to the amount in excess. A goodwill impairment loss associated with a discontinued operation is included within the results of discontinued operations.

Impairment of Long-Lived Assets

For purposes of the impairment test, long-lived assets such as property, plant and equipment, and definite-lived intangible assets are grouped with other assets and liabilities at the lowest level for which identifiable independent cash flows are available (“asset group”). The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In order to determine if assets have been impaired, the impairment test is a two- step approach wherein the recoverability test is performed first to determine whether the long-lived asset is recoverable. The recoverability test (Step 1) compares the carrying amount of the asset to the sum of its future undiscounted cash flows using entity-specific assumptions generated through the asset’s use and eventual disposition. If the carrying amount of the asset is less than the cash flows, the asset is recoverable and an impairment is not recorded. If the carrying amount of the asset is greater than the cash flows, the asset is not recoverable and an impairment loss calculation (Step 2) is required. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach or cost approach. The cash flow projection and fair value represents management’s best estimate, using appropriate and customary assumptions, projections and methodologies, at the date of evaluation. The reversal of impairment losses is prohibited.

Leased Assets

The Company adopted Audit Standards Update (“ASU”) 2016-02, “Leases (Topic 842)” (“ASC 842”) using the full retrospective approach, which provides a method for recording existing leases at adoption using the effective date as its date of initial application. Accordingly, the Company has recorded its leases at inception of the Company. The Company elected the package of practical expedients provided by ASC 842, which forgoes reassessment of the following upon adoption of the new standard: (1) whether contracts contain leases for any expired or existing contracts, (2) the lease classification for any expired or existing leases, and (3) initial direct costs for any existing or expired leases. In addition, the Company elected an accounting policy to exclude from the balance sheet the right-of-use assets and lease liabilities related to short-term leases, which are those leases with a lease term of twelve months or less that do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company applies judgment in determining whether a contract contains a lease and if a lease is classified as an operating lease or a finance lease. The Company applies judgement in determining the lease term as the non-cancellable term of the lease, which may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. All relevant factors that create an economic incentive for it to exercise either the renewal or termination are considered. The Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate. In adoption of ASC 842, the Company applied the practical expedient which applies hindsight in determining the lease term and assessing impairment of right-of-use assets by using its actual knowledge or current expectation as of the effective date. The Company also applies judgment in allocating the consideration in a contract between lease and non-lease components. It considers whether the Company can benefit from the right-of-use asset either on its own or together with other resources and whether the asset is highly dependent on or highly interrelated with another right of-use asset. Lessees are required to record a right of use asset and a lease liability for all leases with a term greater than twelve months. Lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected remaining lease term. The incremental borrowing rate is determined using estimates which are based on the information available at commencement date and determines the present value of lease payments if the implicit rate is unavailable.

Income Taxes

Prior to the Roll-Up, most of the combined entities flowing into the Company’s investment funds were either single member LLCs or taxed as flow-through entities. Income taxes for such entities are not payable by or provided for by the Company. Members are taxed individually on their share of the entity’s earnings. California imposes an LLC fee based on revenue, which is included with state taxes as a provision for income taxes. Certain entities with cannabis licenses were either corporations or LLCs electing to be taxed as corporations.

Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the combined balance sheet. Effects of enacted tax law changes on deferred tax assets and liabilities are reflected as adjustments to tax expense in the period in which the law is enacted. Deferred tax assets may be reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized.

The Company follows accounting guidance issued by the Financial Accounting Standards Board (“FASB”) related to the application of accounting for uncertainty in income taxes. Under this guidance, the Company assesses the likelihood of the financial statement effect of a tax position that should be recognized when it is more likely than not that the position will be sustained upon examination by a taxing authority based on the technical merits of the tax position, circumstances, and information available as of the reporting date.

Convertible Instruments

The Company evaluates and accounts for conversion options embedded in its convertible instruments in accordance with ASC 815, “Accounting for Derivative Instruments and Hedging Activities”. Professional standards generally provide three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. Professional standards also provide an exception to this rule when the host instrument is deemed to be conventional as defined under professional standards as “The Meaning of Conventional Convertible Debt Instrument”.

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company accounts for convertible instruments (when it has determined that the embedded conversion options should not be bifurcated from their host instruments) in accordance ASC 470, “Accounting for Convertible Securities with Beneficial Conversion Features”, as those professional standards pertain to “Certain Convertible Instruments”. Accordingly, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their earliest date of redemption. The Company also records when necessary deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. ASC 815-40 provides that generally, if an event is not within the entity’s control could or require net cash settlement, then the contract shall be classified as an asset or a liability.

Derivative Liabilities

The Company evaluates its agreements to determine if such instruments have derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the Consolidated Statements of Operations. In calculating the fair value of derivative liabilities, the Company uses a valuation model when Level 1 inputs are not available to estimate fair value at each reporting date. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the Consolidated Balance Sheets as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within twelve months of the Consolidated Balance Sheets date. Critical estimates and assumptions used in the model are discussed in “Note 12 - Derivative Liabilities”.

Business Combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition related transaction costs are expensed as incurred and included in the consolidated and combined statements of operations. Identifiable assets and liabilities, including intangible assets, of acquired businesses are recorded at their fair value at the date of acquisition. When the Company acquires control of a business, any previously held equity interest also is remeasured to fair value. The excess of the purchase consideration and any previously held equity interest over the fair value of identifiable net assets acquired is goodwill. If the fair value of identifiable net assets acquired exceeds the purchase consideration and any previously held equity interest, the difference is recognized in the Consolidated and combined Statements of Operations immediately as a gain on acquisition. See “Note 8 – Business Acquisitions” for further details on business combinations.

Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. The Company allocates the total cost of the acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, the Company identifies and attributes values and estimated lives to the intangible assets acquired. These determinations involve significant estimates and assumptions regarding multiple, highly subjective variables, including those with respect to future cash flows, discount rates, asset lives, and the use of different valuation models, and therefore require considerable judgment. The Company’s estimates and assumptions are based, in part, on the availability of listed market prices or other transparent market data. These determinations affect the amount of amortization expense recognized in future periods. The Company bases its fair value estimates on assumptions it believes to be reasonable but are inherently uncertain. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with ASC 450, “Contingencies”, as appropriate, with the corresponding gain or loss being recognized in earnings in accordance with ASC 805.

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Revenue is recognized by the Company in accordance with ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. Through application of the standard, the Company recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In order to recognize revenue under ASU 2014-09, the Company applies the following five (5) steps:

•	Identify a customer along with a corresponding contract;
•	Identify the performance obligation(s) in the contract to transfer goods or provide distinct services to a customer;
•	Determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods or services to a customer;
•	Allocate the transaction price to the performance obligation(s) in the contract;
•	Recognize revenue when or as the Company satisfies the performance obligation(s).

Revenues consist of wholesale and retail sales of cannabis, which are generally recognized at a point in time when control over the goods have been transferred to the customer and is recorded net of sales discounts. Payment is typically due upon transferring the goods to the customer or within a specified time period permitted under the Company’s credit policy. Sales discounts were not material during the years ended December 31, 2020, 2019 and 2018.

Revenue is recognized upon the satisfaction of the performance obligation. The Company satisfies its performance obligation and transfers control upon delivery and acceptance by the customer. Based on the Company’s assessment, the adoption of this new standard had no impact on the amounts recognized in its consolidated and combined financial statements.

Dispensary Revenue

The Company recognizes revenue from the sale of cannabis for a fixed price upon delivery of goods to customers at the point of sale since at this time performance obligations are satisfied. Fees collected related to taxes that are required to be remitted to regulatory authorities are recorded as liabilities and are not included as a component of revenues.

Cultivation and Wholesale

The Company recognizes revenue from the sale of cannabis for a fixed price upon the shipment of cannabis goods as the Company has transferred to the buyer the significant risks and rewards of ownership of the goods and the Company does not retain either continuing material involvement to the degree usually associated with ownership nor effective control over the goods sold and the amount of revenue can be measured reliably and collectible and the costs incurred in respect of the transaction is reliably measured. Excise taxes due upon sale are recorded as an expense in the accompanying consolidated and combined statement of operations.

Share-Based Compensation

The Company has a share-based compensation plan comprised of stock options (“Options”) and stock appreciation rights (“SARs”). Options provide the right to the purchase of one Class A Common share per option. Stock appreciation rights provide the right to receive cash from the exercise of such right based on the increase in value between the exercise price and the fair market value of Class A Common shares of the Company at the time of exercise. The Company has issued both incentive stock options and non-qualified stock options.

The Company accounts for its share-based awards in accordance with ASC Subtopic 718-10, “Compensation –Stock Compensation”, which requires fair value measurement on the grant date and recognition of compensation expense for all share-based payment awards made to employees and directors, including restricted share awards. For stock options, the Company estimates the fair value using a closed option valuation (Black-Scholes) model. When there are market-related vesting conditions to the vesting term of the share-based compensation, the Company uses a valuation model to estimate the probability of the market-related vesting conditions being met and will record the expense. The fair value of restricted share awards is based upon the quoted market price of the common shares on the date of grant. The fair value is then expensed over the requisite service periods of the awards, net of estimated forfeitures, which is generally the performance period and the related amount is recognized in the consolidated and combined statements of operations.

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The fair value models require the input of certain assumptions that require the Company’s judgment, including the expected term and the expected share price volatility of the underlying share. The assumptions used in calculating the fair value of share-based compensation represent management’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change resulting in the use of different assumptions, share-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If the actual forfeiture rate is materially different from management’s estimates, the share-based compensation expense could be significantly different from what the Company has recorded in the current period.

Financial Instruments

Fair Value

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

In accordance with the fair value accounting requirements, companies may choose to measure eligible financial instruments and certain other items at fair value. The Company has not elected the fair value option for any eligible financial instruments. There have been no transfers between fair value levels during the years ended December 31, 2020, 2019 and 2018.

Financial instruments are measured at amortized cost or at fair value. Financial instruments measured at amortized cost consist of accounts receivable, due from and due to related party, other liabilities, and accounts payable and accrued liabilities wherein the carrying value approximates fair value due to its short-term nature. Other financial instruments measured at amortized cost include notes payable and senior secured convertible credit facility wherein the carrying value at the effective interest rate approximates fair value as the interest rate for notes payable and the interest rate used to discount the host debt contract for senior secured convertible credit facility approximate a market rate for similar instruments offered to the Company.

Cash and cash equivalents and restricted cash are measured at Level 1 inputs. Acquisition related liabilities resulting from business combinations are measured at fair value using Level 1 or Level 3 inputs. Investments that are measured at fair value use Level 3 inputs. Refer to “Note 6 – Investments” for assumptions used to value investments.

The individual fair values attributed to the different components of a financing transaction, notably derivative financial instruments, convertible debentures and loans, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and derive estimates. Significant judgment is also used when attributing fair values to each component of a transaction upon initial recognition, measuring fair values for certain instruments on a recurring basis and disclosing the fair values of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of instruments that are not quoted or observable in an active market.

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment

The Company assesses all information available, including on a forward-looking basis the expected credit loss associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset at the reporting date with the risk of default at the date of initial recognition based on all information available, and reasonable and supportive forward-looking information. For accounts receivable only, the Company applies the simplified approach as permitted by ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk; rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the trade receivable. Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, credit ratings, the existence of third-party insurance, and forward-looking macro-economic factors in the measurement of the expected credit losses associated with its assets carried at amortized cost. The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement.

Recently Issued Accounting Standards

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes” which eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company is currently evaluating the adoption date and impact, if any, adoption will have on its consolidated and combined financial position and consolidated and combined results of operations.

In January 2020, the FASB issued ASU 2020-01, “Investments—Equity Securities (Topic 321)”, “Investments—Equity Method and Joint Ventures (Topic 323)”, and “Derivatives and Hedging (Topic 815)”, which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company is currently evaluating the adoption date and impact, if any, adoption will have on its consolidated and combined financial position and consolidated and combined results of operations.

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt With Conversion and Other Options (Subtopic 470-20)” and “Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. ASU 2020-06 is effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Adoption is applied on a modified or full retrospective transition approach. The Company is currently evaluating the adoption date and impact, if any, adoption will have on its consolidated and combined financial position and consolidated and combined results of operations.

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

3.            CONCENTRATIONS OF BUSINESS AND CREDIT RISK

The Company maintains cash at its physical locations, which are not currently insured and cash with various U.S. banks and credit unions with balances in excess of the Federal Deposit Insurance Corporation and National Credit Union Share Insurance Fund limits, respectively. The failure of a bank or credit union where the Company has significant deposits could result in a loss of a portion of such cash balances in excess of the insured limit, which could materially and adversely affect the Company’s business, financial condition and results of operations. As of December 31, 2020, 2019 and for the years ended December 31, 2020, 2019 and 2018, the Company has not experienced any losses with regards to its cash balances.

The Company provides credit in the normal course of business to customers located throughout California. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, and other information. There were two customers for each of the years ended December 31, 2020, 2019 and 2018 that comprised 37%, 29% and 39%, respectively of the Company’s revenues. As of December 31, 2020, 2019 and 2018, these same customers had balances due the Company of $4,053,718, $744,821 add $367,567, respectively.

4.            INVENTORY

As of December 31, 2020 and 2019, inventory consists of the following:

	2020	2019
Raw Materials	$4,109,434	$599,813
Work-in-Process	1,793,094	220,089
Finished Goods	963,474	576,868

Total Inventory	$6,866,002	$1,396,770

5.            NOTES RECEIVABLE

As of December 31, 2020 and 2019, notes receivable consists of the following:

	2020	2019
Note receivable with an investee maturing in April 2020, bearing interest at 8.00 percent per
annum.	$-	$1,657,040
Note receivable with an investee maturing in July 2020, bearing interest at 2.00 percent per annum. Subsequent to December 31, 2020, the remaining balance was exchanged for equity
of the investee.	-	1,108,825
Note receivable with an investee maturing in May 2020, bearing interest at 8.00 percent per annum. The investee is currently in negotiations with the Company to extend the maturity
date.	904,534	840,533
Total Notes Receivable	904,534	3,606,398
Less Current Portion of Notes Receivable	(904,534)	(3,606,398)
Notes Receivable, Net of Current Portion	$-	$-

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

6.            INVESTMENTS

The Company has various investments in entities in which it holds a significant but non-controlling influence through voting equity or through company representation on the entities board of directors. Accordingly, the Company was deemed to have significant influence resulting in equity method accounting.

As of December 31, 2020 and 2019, investments consist of the following:

		NRO
	LOB Group,	Management,	SoCal Hemp			5042 Venice,	Lompoc TIC,
	Inc.	LLC	JV, LLC	ICANN, LLC	F/ELD	LLC	LLC	TOTAL
Fair Value as of January 1, 2019	$2,008,173	$2,759,266	$-	$-	$-	$2,269,035	$268,656	$7,305,130
Additions	999,934	-	678,576	-	3,304,113	-	72,322	5,054,945
Distribution	-	-	-	-	-	(261,230)		(261,230)
(Loss) Income on Equity Method
Investments	(142,211)	(303,300)	(491,869)	-	(488,983)	238,058	40,337	(1,147,968)

Fair Value as of December 31, 2019	2,865,896	2,455,966	186,707	-	2,815,130	2,245,863	381,315	10,950,877
Additions	-	-	2,987,062	2,045,309	-	-	-	5,032,371
Distributions						(263,656)	(76,482)	(340,138)
Disposition Due to Acquisition	-	-	-	-	(2,815,130)	-	-	(2,815,130)
(Loss) Income on Equity Method
Investments	(56,484)	(119,253)	(2,114,991)	-	-	240,488	(75,872)	(2,126,112)
Fair Value as of December 31, 2020	$2,809,412	$2,336,713	$1,058,778	$2,045,309	$-	$2,222,695	$228,961	10,701,868

During the years ended December 31, 2020, 2019 and 2018, the Company recorded net losses from equity method investments of $2,126,112, $1,147,968 and $166,059, respectively. These investments are recorded at the amount of the Company’s investment and as adjusted for the Company’s share of the investee’s income or loss, and dividends paid.

7.            PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2020 and 2019, property and equipment consist of the following:

	2020	2019
Land	$8,966,874	$8,966,874
Buildings	11,211,573	11,211,573
Furniture and Fixtures	44,519	33,610
Leasehold Improvements	7,475,295	4,818,786
Equipment and Software	4,502,869	3,045,937
Construction in Progress	315,306	-

Total Property, Plant and Equipment	32,516,436	28,076,780

Less Accumulated Depreciation	(5,324,409)	(2,808,467)
Property, Plant and Equipment, Net	$27,192,027	$25,268,313

Depreciation for the years ended December 31, 2020, 2019 and 2018 of $2,387,930, $1,443,113 and $767,567, respectively.

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

8.            BUSINESS ACQUISITIONS

The purchase price allocations for the acquisitions, as set forth in the table below, reflect various preliminary fair value estimates and analyses that are subject to change within the measurement period as valuations are finalized. The primary areas of the preliminary purchase price allocations that are not yet finalized relate to the fair values of certain tangible assets, the valuation of intangible assets acquired and residual goodwill. The Company expects to continue to obtain information to assist in determining the fair value of the net assets acquired at the acquisition date during the measurement period. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated and combined financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could be affected. All the acquisitions noted below were accounted for in accordance with ASC 805, “Business Combinations”.

The below are the preliminary (2020) and final (2019) allocations of business acquisitions completed during the years ended December 31, 2020 and 2019 is as follows:

	2020	2019
Total Consideration
Cash	$81,523	$1,912,000
Equity Investment Converted	2,815,130
Prior Note Receivable Converted	1,910,678	-
Fair Value of Equity Issued	3,095,642	-
Total Consideration	$7,902,973	$1,912,000

Net Assets Acquired (Liabilities Assumed)
Current Assets	$2,149,910	$724,987
Property, Plant and Equipment	461,055	590,000
Non-Current Assets	178,142	36,000
Deferred Tax Assets, Net	-	103,791
Current Liabilities Assumed	(814,834)	(1,131,906)
Long-Term Liabilities Assumed	(57,218)	(2,720,953)
Intangible Assets:
Intellectual Property	750,000	190,000
Dispensary License	3,140,000	1,400,000
Total Identifiable Net Assets Acquired (Net Liabilities Assumed)	5,807,055	(808,081)
Goodwill (1)	2,095,918	2,720,081
Total Net Assets Acquired	$7,902,973	$1,912,000

Pro Forma Revenues (2)	$60,361	$3,809,773
Pro Forma Net Loss (2)	$(393,743)	$(355,127)

On February 11, 2020, the Company completed the acquisition of a licensed concentrate and extractions business for aggregate an consideration of $7,902,973 which is comprised of prior investment with a value of $2,815,130, convertible note receivable, and accrued interest in the amount of $1,910,678, cash at closing in the amount of $81,523, and the issuance of 10,318,807 Class A Common Shares valued at $3,095,642.

Subsequent to August 31, 2019, the Company completed the acquisition of a licensed cannabis retail business for an aggregate consideration of $1,912,000 which is comprised of all cash at closing.

(1)            Goodwill arising from acquisitions represent expected synergies, future income and growth, and other intangibles that do not qualify for separate recognition. Generally, goodwill related to dispensaries acquired within a state adds to the footprint of the GH Group dispensaries within the state, giving the Company’s customers more access to the Company’s branded stores. Goodwill related to cultivation and wholesale acquisitions provide for lower costs and synergies of the Company’s growing and wholesale distribution methods which allow for overall lower costs.

(2)            If the acquisition had been completed on January 1, 2020 or 2019 for the 2020 and 2019 acquisitions, respectively, the Company estimates it would have recorded increases in revenues and net loss shown in the pro forma amounts noted above.

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

9.            INTANGIBLE ASSETS

As of December 31, 2020 and 2019, intangible assets consist of the following:

	2020	2019
Definite Lived Intangibles
Intellectual Property	$940,000	$190,000
Total Intangible Assets	940,000	190,000
Less Accumulated Amortization	(201,000)	(12,667)
Definite Lived Intangible Assets, Net	739,000	177,333
Indefinite Lived Intangibles
Cannabis Licenses	4,540,000	1,400,000
Indefinite Lived Intangibles	4,540,000	1,400,000
Total Intangibles Assets, Net	$5,279,000	$1,577,333

For the years ended December 31, 2020, 2019 and 2018, the Company recorded amortization expense of $188,333, $12,667 and $0, respectively.

The following is the future minimum amortization expense to be recognized for the years ended December 31:

December 31:
2021	$188,000
2022	188,000
2023	188,000
2024	175,000
Total Future Amortization Expense	$739,000

10.            GOODWILL

As of December 31, 2020 and 2019, goodwill was $4,815,999 and $2,720,081, respectively. See “Note 8 – Business Acquisitions” for further information.

Goodwill is assigned to the reporting unit, which is the operating segment level or one level below the operating segment. Goodwill arises from the purchase price for acquired businesses exceeding the fair value of tangible and intangible assets acquired less assumed liabilities. Goodwill is reviewed annually for impairment or more frequently if impairment indicators arise. The Company adopted ASU 2017-04 which eliminates Step 2 from the quantitative assessment of the goodwill impairment test wherein the goodwill impairment loss was measured by comparing the implied fair value of a reporting unit’s goodwill with its carrying amount. As amended, the goodwill impairment test consists of one step comparing the fair value of a reporting unit with its carrying amount. The amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as a goodwill impairment loss.

The Company conducts its annual goodwill impairment assessment as of the last day of the year. For the purpose of the goodwill impairment test, the Company performed a qualitative assessment wherein management analyzed a wide range of indicators including macroeconomic condition, industry and market considerations, cost factors and overall reporting unit performance and other relevant reporting unit specific events. In accordance with this analysis, management determined there was no impairment of its goodwill for the years ended December 31, 2020 and 2019.

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

11.            ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As of December 31, 2020 and 2019, accounts payable and accrued liabilities consist of the following:

	2020	2019
Accounts Payable	$2,583,910	$2,384,500
Accrued Liabilities	1,082,980	391,604
Accrued Payroll and Related Liabilities	1,724,921	509,986
Related Party Payable	-	1,773,879
Sales Tax and Cannabis Taxes	1,178,904	284,583
Total Accounts Payable and Accrued Liabilities	$6,570,715	$5,344,552

The Company offers a customer loyalty rewards program that allows members to earn discounts on future purchases. Unused discounts earned by loyalty rewards program members are included in accrued liabilities and recorded as a sales discount at the time a qualifying purchase is made. The value of points accrued as of December 31, 2020 and 2019 was approximately $1,007,000 and $178,000, respectively. Currently, unused points do not expire in most cases.

12.            DERIVATIVE LIABILITIES

During the year ended December 31, 2020, the Company issued convertible debt to third parties and related parties, See Note 14 and Note 15, respectively. Upon the analysis of the conversion feature of the convertible debt under ASC 815, the Company determined that the conversion features are to be accounted as derivative liabilities. The Company valued the conversion feature using the Binomial Lattice Model using the following level 3 inputs:

2020
Weighted-Average Risk Free Annual Rate	0.82%
Weighted-Average Average Probability at Maturity	0.31%
Weighted-Average Average Probability Before Maturity	59.00%
Weighted-Average Average Probability at Change of Control	33.00%
Weighted-Average Expected Annual Dividend Yield	9.0%
Weighted-Average Expected Stock Price Volatility	70.9%
Weighted-Average Expected Life in Years	2.28

A reconciliation of the beginning and ending balance of derivative liabilities and change in fair value of derivative liabilities for the year ended December 31, 2020 is as follows:

	2020	2019
Balance at beginning of year	$-	$-
Derivative Liability incurred upon issuance of Convertible Debt	7,113,337	-
Change in Fair Value	251,663	-
Balance at end of year	$7,365,000	$-

Derivative liabilities are included in current liabilities as the holders of the convertible notes can convert at any time.

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

13.            LEASES

As a result of the adoption of ASC 842 the Company has changed its accounting policy for leases. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and accrued obligations under operating lease (current and non-current) liabilities in the consolidated and combined balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company ’s obligation to make lease payments arising from the lease. ROU assets are classified as a finance lease or an operating lease. A finance lease is a lease in which 1) ownership of the property transfers to the lessee by the end of the lease term; 2) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise; 3) the lease is for a major part of the remaining economic life of the underlying asset; 4) The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already included in the lease payments equals or exceeds substantially all of the fair value; or 5) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. The Company classifies a lease as an operating lease when it does not meet any one of these criteria.

ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Most operating leases contain renewal options that provide for rent increases based on prevailing market conditions. The Company has lease extension terms at its properties that have either been extended or are likely to be extended. The terms used to calculate the ROU assets for these properties include the renewal options that the Company is reasonably certain to exercise.

The Company leases land, buildings, equipment and other capital assets which it plans to use for corporate purposes and the production and sale of cannabis products. Leases with an initial term of 12 months or less are not recorded on the consolidated and combined balance sheets and are expensed in the consolidated and combined statements of operations on the straight-line basis over the lease term.

The below are the details of the lease cost and other disclosures regarding the Company’s leases as of December 31, 2020 and 2019:

	2020	2019	2018
Operating Lease Cost	$919,519	$426,552	$-

Cash Paid for Amounts Included in the Measurement of Lease Liabilities:
Operating Cash Flows from Operating Leases	$842,717	$389,802	$-
Non-Cash Additions to Right-of-Use Assets and Lease Liabilities:
Recognition of Right-of-Use Assets for Operating Leases	$1,182,942	$1,939,332	$-

Weighted-Average Remaining Lease Term (Years) - Operating Leases	5	7	N/A
Weighted-Average Discount Rate - Operating Leases	17.00%	17.00%	N/A

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

13.            LEASES (Continued)

The discount rate used to determine the commencement date present value of lease payments is the interest rate implicit in the lease, or when that is not readily determinable, the Company utilizes its secured borrowing rate. ROU assets include any lease payments required to be made prior to commencement and exclude lease incentives. Both ROU assets and lease liabilities exclude variable payments not based on an index or rate, which are treated as period costs. The Company’s lease agreements do not contain significant residual value guarantees, restrictions or covenants. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

Operating Lease Liabilities and Right of Use Assets

The Company leases certain business facilities from related parties and third parties under non-cancellable operating lease agreements that specify minimum rentals. The operating leases require monthly payments ranging from $2,700 to $44,000 and expire through September 2028. Certain lease monthly payments may escalate up to 5.0% each year. In such cases, the variability in lease payments are included within the current and noncurrent operating lease liabilities.

Future minimum operating lease payments under non-cancelable operating leases is as follows:

December 31:	Third Parties	Related Parties	Total
2021	$341,709	$389,645	$731,354
2022	351,967	393,127	745,094
2023	362,526	396,783	759,309
2024	373,396	393,597	766,993
2025	31,192	320,004	351,196
Thereafter	-	880,011	880,011
Total Future Minimum Lease Payments	1,460,790	2,773,167	4,233,957
Total Amount Representing Interest	(409,511)	(1,178,265)	(1,587,776)
Total Amount Representing Present Value	1,051,279	1,594,902	2,646,181
Current Portion of Operating Lease Liabilities	(178,940)	(148,389)	(327,329)
Operating Lease Liabilities, Net of Current Portion	$872,339	$1,446,513	$2,318,852

The following are changes in right-of-use assets during the years ended December 31, 2020 and 2019.

Balance as of January 1, 2019	$-
Recognition of Right-of-Use Assets for Operating Leases	1,939,332
Non-Cash Operating Lease Costs	(154,249)
Balance as of December 31, 2019	1,785,083
Recognition of Right-of-Use Assets for Operating Leases	1,182,942
Non-Cash Operating Lease Costs	(435,395)
Balance as of December 31, 2020	$2,532,629

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

14.            NOTES PAYABLE

As of December 31, 2020 and 2019, notes payable consist of the following:

	2020		2019
Note payable maturing in July 2020, bearing interest at 12.00 percent per annum.	$-	(i)	$1,028,605
Note payable maturing in June 2021, bearing interest at 7.25 percent per annum.	-		7,860
Note payable maturing in June 2021, bearing interest at 7.00 percent per annum.	343,435	(ii)	995,375
Note payable maturing in December 2020, bearing interest at 8.00 percent per annum.	212,821	(iii)	379,941
Convertible notes payable maturing in February 2023, bearing interest at 8.00 percent per annum.	20,790,514	(iv)	-
Other - Vehicle Loans	44,931		-
Total Notes Payable	21,391,701		2,411,781
Less Unamortized Debt Issuance Costs and Loan Origination Fees	(5,421,622)		-
Net Amount	$15,970,079		$2,411,781
Less Current Portion of Notes Payable	(601,187)		(1,759,839)
Notes Payable, Net of Current Portion	$15,368,892		$651,942

(i)	During the Year ended December 31, 2019, the Company issued debt to an unrelated third party for working capital needs in the amount of $988,157. The debt matures in July 2020 and bears interest at 12.00 percent per year. The balance as of December 31, 2019 was $1,028,605, which includes accrued interest. During the year ended December 31, 2020, as part of the convertible debt offering, the holders of the note payable agreed to settle its debt by converting the balance ($1,041,924 at the time of agreement) into convertible debt.

(ii)	During the Year ended December 31, 2017, the Company issued debt to an unrelated third party for working capital needs in the amount of $2,000,000. The debt matures in June 2021 and bears interest at 7.00 percent per year. The balance as of December 31, 2020 and 2019 was $343,435 and $995,375, respectively.

(iii)	During the Year ended December 31, 2019, the Company issued debt to an unrelated third party for working capital needs in the amount of $377,658. The debt matured in December 2020 and bears interest at 7.00 percent per year. The balance as of December 31, 2020 and 2019 was $212,821 and $379,941, respectively. Subsequent to year end, the balance was paid in full.

(iv)	On January 8, 2020, the board of directors approved approximately $17,500,000 of private placement of Senior Convertible Notes. On January 4, 2021, the board of directors approved an increase of the Senior Convertible Notes offering to $22,599,844. The Senior Convertible Notes are automatically converted in the event of a Qualified Equity Financing (“QEF”) at the better of an 80% discount or a valuation cap of $250,000,000 or may be optionally converted at the election of the holder. The Senior Convertible Notes bear cash interest at a rate of 4% per year paid quarterly and generally accrue interest at a rate of 4.3% per year. The Senior Convertible Note holders were issued a security interest in the stock and membership interests held by the Company in its subsidiaries. As of December 31, 2020 and 2019, the balance due under these Senior Convertible Notes was $20,790,514 and $0, respectively.

Scheduled maturities of notes payable are as follows:

Principal
December 31:	Payments
2021	$601,187
2025	20,790,514
Total Future Minimum Principal Payments	$21,391,701

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

15.            NOTES PAYABLE – RELATED PARTIES

As of December 31, 2020 and 2019, notes payable from related parties consist of the following:

	2020		2019
Convertible notes payable maturing in February 2023, bearing interest at 8.00 percent per annum.	$2,049,037	(i)	$-

Convertible note payable maturing in March 2023, bearing interest at 6.00 percent per annum.	2,189,264	(ii)	1,925,000

Note payable maturing in October 2020, bearing interest at 1.68 percent per annum.	-	(iii)	316,262

Total Notes Payable - Related Parties	4,238,301		2,241,262

Less Unamortized Debt Issuance Costs and Loan Origination Fees	(534,335)		-
Net Amount	$3,703,966		$2,241,262
Less Current Portion of Notes Payable - Related Parties	-		(2,241,262)
Notes Payable, Net of Current Portion - Related Parties	$3,703,966		$-

(i)	On January 8, 2020, the board of directors approved approximately $17,500,000 of private placement of Senior Convertible Notes. On January 4, 2021, the board of directors approved an increase of the Senior Convertible Notes offering to $22,599,844. The Senior Convertible Notes are automatically converted in the event of a Qualified Equity Financing (“QEF”) at the better of an 80% discount or a valuation cap of $250,000,000 or may be optionally converted at the election of the holder. The Senior Convertible Notes bear cash interest at a rate of 4% per year paid quarterly and generally accrue interest at a rate of 4.3% per year. The Senior Convertible Note holders were issued a security interest in the stock and membership interests held by the Company in its subsidiaries. As of December 31, 2020 and 2019, the balance due under these Senior Convertible Notes from related parties was $2,049,037 and $0, respectively.

(ii)	In 2018, Magu Farm LLC issued approximately $9,925,000 in secured promissory notes convertible into equity interests in Magu Investment Fund (collectively, the “Magu Farm Convertible Notes”) to certain lenders who are affiliates of shareholders of the Company (collectively, the “Magu Farm Lenders,” and individually, a “Magu Farm Lender”)

On October 7, 2019, Magu Farm LLC and Magu Investment Fund notified each Magu Farm Lender of Magu Investment Fund’s intention to merge with and into the Company at the closing of the Roll-Up. Subsequent to such notification, effective as of October 7, 2019, each Magu Farm Lender other than Kings Bay Investment Company Ltd., a Cayman Islands company (“KBIC”), entered into a letter agreement pursuant to which such Magu Farm Lender, among other things, (a) converted its respective Magu Farm Convertible Note with an aggregate value of $8,000,000 into equity interests in Magu Investment Fund and (b) agreed to terminate both the Co-Lending Agreement and its respective security interest as defined in the agreement. All accrued and unpaid interest were paid prior to conversion. KBIC balance which was not converted remained. Effective as of March 1, 2020, KBIC assigned the Kings Bay Note to Kings Bay Capital Management Ltd., a Cayman Islands company (“KBCM”).

Effective as of April 10, 2020, KBCM and the Company entered into an Assignment, Novation and Note Modification Agreement and a Security Agreement, pursuant to which, among other things, (a) the company assumed all of Magu Farm LLC’s rights, duties, liabilities and obligations under the Kings Bay Note, (b) the Kings Bay Note was modified, among other things, such that KBCM has the right to convert the Kings Bay Note into Class A Shares at the same conversion price accorded to the other Magu Farm Lenders, and (c) the obligations under the Kings Bay Note were secured by a pledge of the securities of Glass House’s subsidiaries but expressly subordinated to the holders of the Senior Convertible Notes. As a result of the modification, the Company recorded an loss on extinguishment of debt due to modification for approximately $389,000 which is included as a component of other income, net in the accompanying consolidated statement of operations. As of December 31, 2020 and 2019, the balance due to KBCM is $2,189,264 and $1,925,000, respectively.

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

15.            NOTES PAYABLE- RELATED PARTIES (Continued)

(iii)	On October 5, 2019, G&H Supply Company LLC issued a promissory note in the original principal amount of $315,000 in favor of the Graham S. Farrar Living Trust established February 2, 2000 (the “Farrar Trust”), an affiliate of Graham Farrar (the “Original G&H / Farrar Note”). Effective as of February 20, 2020, Glass House executed and delivered to the Farrar Trust, and the Farrar Trust accepted, documentation in substantially the form of the approved Forms of Note Offering Documents to cancel and reissue the loan evidenced by the Original G&H / Farrar Note as part of the convertible debt offering. As of December 31, 2020 and 2019, the balance of these notes was $0, and $316,262, respectively.

Scheduled maturities of notes payable are as follows:

Principal
December 31:	Payments
2023	$2,189,264
2025	2,049,037
Total Future Minimum Principal Payments	$4,238,301

16.            SHAREHOLDERS’ AND MEMBERS EQUITY

Authorized

As of December 31, 2020, the authorized share capital of the Company is comprised of the following:

Class A Common Shares

The authorized total number of Class A Common Shares is 500,000,000. Holders of Class A Common Shares are entitled to notice of and to attend at any meeting of the shareholders of the Company and are entitled to one vote in respect of each Class A Common Share held. Class A Shares have no dividend preference senior or subordinated to other class of shares. Upon a liquidation event, Class A Common shareholders are entitled to their pro-rata portion of total equity instruments then outstanding.

On January 31, 2020, pursuant to the “Agreement, a Roll-up was consummated whereby the assets and liabilities of a combined group of companies were transferred into GH Group, Inc whereby GH Group, Inc. now owns and controls the interest of all the entities previously combined. As a result of the Roll-Up, the Company issued to the investors of the combined entities 197,650,255 Class A Common Shares.

On February 11, 2020, the Company issued 10,318,807 Class A Common Shares valued at $3,095,642 related to an acquisition, see Note 8.

In February 2020, the Company repurchased 2,068,898 Class A Common Shares from an investor and issued as part of the Convertible Debt raise in February 2020, $1,750,000 convertible notes. The Shares repurchased were simultaneously cancelled.

Class B Common Shares

The authorized total number of Class B Common Shares is 33,000,000. Holders of Class B Common Shares are entitled to notice of and to attend at any meeting of the shareholders of the Company and are entitled to fifty votes in respect of each Class B Common Share held. Class B Shares have no dividend preference senior or subordinated to other class of shares. Class B Common Shares are convertible at either the option of the holder or automatically upon certain events as defined in the articles of incorporation to shares of Class b Common Shares on a one-to-one basis. Upon a liquidation event, Class B Common shareholders are entitled to their pro-rata portion of total equity instruments then outstanding.

In January 2020 as part of the roll up and re-organization, the Company issued 32,295,270 class B Common Shares to related parties, see Note 20.

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

16.            SHAREHOLDERS’ AND MEMBERS EQUITY

Preferred Shares

The authorized total number of Preferred Shares is 50,000,000. Holders of Preferred Shares are entitled to notice of and to attend at any meeting of the shareholders of the Company and are not entitled to votes. Preferred Shares have no dividend preference senior or subordinated to other class of shares and are not convertible into other classes of shares. Upon a liquidation event, Preferred shareholders are entitled to their pro-rata portion of total equity instruments then outstanding.

Non-Controlling Interest

Non-controlling interest represents equity interests owned by parties that are not shareholders of the ultimate parent. The share of net assets attributable to non-controlling interests is presented as a component of equity. Their share of net income or loss is recognized directly in equity. Changes in the parent company’s ownership interest that do not result in a loss of control are accounted for as equity transactions.

During the years ended December 31, 2020, 2019 and 2018, the Company recorded a (loss) / income attributable to non-controlling interest of $0, ($511,465) and $211,396, respectively. The Company received contributions from non-controlling members in the amount of $272,800 and $100,000 and issued equity interest to non-controlling members valued at $1,240,000 and $792,000 for services performed during the year ended December 31, 2019 and 2018, respectively. The equity issuances to non-controlling interest members were fair valued using the estimated fair value of the equity of the Company as determined by a valuation specialist using level 3 inputs from the Company consisting of, but not limited to future profitability of the Company and industry data. During the year ended December 31, 2020, as part of the roll-up transaction, the Company acquired all the membership interest from the combined entities and the non-controlling members, resulting in the non-controlling interest balance of $3,554,731 being reclassed to controlling interest during the year ended December 31, 2020.

17.            SHARE-BASED COMPENSATION

The Company has an equity incentive plan (the “Incentive Plan”) under which the Company may issue various types of equity instruments or instruments that track to equity, more particularly the Company’s Class A Common stock to any employee, officer, consultants or director. The types of equity instruments issuable under the Incentive Plan encompass, among other things, stock options, stock appreciation rights, restricted stock and or other awards. (together, “Awards”). Share based compensation expenses are recorded as a component of general and administrative to the extent that the Company has not appointed a Compensation Committee, all rights and obligations under the Incentive Plan shall be those of the full Board of Directors. The maximum number of Awards that may be issued under the Incentive Plan shall be 63,753,020. If an Award expires, becomes unexercisable, or is cancelled, forfeited or otherwise terminated without having been exercised or settled in full, as the case may be, the shares allocable to the unexercised portion of the Award shall again become available for future grant or sale under this Incentive Plan (unless this Plan has terminated). Shares that have been issued under this plan shall not be returned to this Incentive Plan. However, the following shares shall again become available for future grant under this Incentive Plan: (i) any shares that are reacquired by the Company pursuant to any forfeiture provision, right of repurchase or redemption; and (ii) any shares that are retained by the Company upon the exercise of or purchase of shares under an Award in order to satisfy the exercise price or purchase price for the Award or to satisfy any withholding taxes due with respect to such exercise or purchase. Vesting of Awards will be determined by the Compensation Committee or Board of Directors in absence of one. The exercise price for Awards (if applicable) will generally not be less than the fair market value of the Award at the time of grant and will generally expire after 5 years.

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

17.            SHARE-BASED COMPENSATION (Continued)

Stock Options

A reconciliation of the beginning and ending balance of stock options outstanding is as follows:

		Weighted-
	Number of	Average
	Stock Options	Exercise Price
Balance as of January 1, 2019	-	$-
Granted	50,575,080	$0.22
Balance as of December 31, 2019	50,575,080	$0.22
Granted	4,696,786	$0.30
Forfeited	(6,868,242)	$0.22
Balance as of December 31, 2020	48,403,624	$0.23

The following table summarizes the stock options that remain outstanding as of December 31, 2020:

	Exercise		Stock Options	Stock Options
Security Issuable	Price	Expiration Date	Outstanding	Exercisable
Class A Common Shares	$0.22	September 2029	43,706,838	20,880,755
Class A Common Shares	$0.30	April 2030	4,696,786	-
			48,403,624	20,880,755

For the years ended December 31, 2020 and 2019, the fair value of stock options granted with a fixed exercise price was determined using the Black-Scholes option-pricing model with the following assumptions at the time of grant:

	2020	2019
Weighted-Average Risk-Free Annual Interest Rate	0.31%	1.53%
Weighted-Average Expected Annual Dividend Yield	0.0%	0.0%
Weighted-Average Expected Stock Price Volatility	85.3%	85.3%
Weighted-Average Expected Life in Years	4.00	4.00
Weighted-Average Estimated Forfeiture Rate	0.0%	0.0%

Stock price volatility was estimated by using the average historical volatility of comparable companies from a representative peer group of publicly-traded cannabis companies. The expected life represents the period of time that stock options granted are expected to be outstanding. The risk-free rate was based on United States Treasury zero coupon bond with a remaining term equal to the expected life of the options.

During the years ended December 31, 2020 and 2019, the weighted-average fair value of stock options granted was $0.18 and $0.013, respectively, per option. As of December 31, 2020 and 2019, stock options outstanding have a weighted-average remaining contractual life of 8.8 years and 9.8 years, respectively.

For the years ended December 31, 2020 and 2019, the Company recognized $2,547,792 and $641,285, respectively in share-based compensation expense related to these stock options. The remaining share-based compensation recognized for the years ended December 31, 2019 and 2018 are related to equity issued to consultants in the amount of $1240,000 and $792,000, respectively.

As of December 31, 2020 and 2019, there were approximately $3,553,000 and $6,192,000 in unrecognized share-based compensation cost.

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

17.            SHARE-BASED COMPENSATION (Continued)

Warrants

A reconciliation of the beginning and ending balance of warrants outstanding is as follows:

Weighted-
	Number of	Average
	Warrants	Exercise Price
Balance as of January 1, 2019	-	$-
Granted	-	$-
Balance as of December 31, 2019	-	$-
Granted	1,968,300	$0.16
Balance as of December 31, 2020	1,968,300	$0.16

The following table summarizes the warrants that remain outstanding as of December 31, 2020:

	Exercise		Warrants	Warrants
Security Issuable	Price	Expiration Date	Outstanding	Exercisable
Class A Common Shares	$0.16	July 2023	1,968,300	1,968,300
			1,968,300	1,968,300

For the year ended December 31, 2020, the fair value of warrants granted with a fixed exercise price was determined using the Black-Scholes option-pricing model with the following assumptions at the time of grant:

Weighted-Average Risk-Free Annual Interest Rate	0.31%
Weighted-Average Expected Annual Dividend Yield	0.0%
Weighted-Average Expected Stock Price Volatility	85.3%
Weighted-Average Expected Life in Years	3
Weighted-Average Estimated Forfeiture Rate	0.0%

Stock price volatility was estimated by using the average historical volatility of comparable companies from a representative peer group of publicly-traded cannabis companies. The expected life represents the period of time that stock options granted are expected to be outstanding. The risk-free rate was based on United States Treasury zero coupon bond with a remaining term equal to the expected life of the options.

During the year ended December 31, 2020, the weighted-average fair value of warrants granted was $0.22, per warrant. As of December 31, 2020, warrants outstanding have a weighted-average remaining contractual life of 2.6 years. There were no warrants issued our outstanding for the year ended December 31, 2019.

The Company evaluated its agreements related to the warrants issued during the year ended December 31, 2019 and determined that the warrants were not derivatives or contained features that qualify as embedded derivatives.

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

18.            PROVISION FOR INCOME TAXES AND DEFERRED TAXES

Provision for income taxes consists of the following for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
Current:
Federal	$3,543,578	$582,081	$247,338
State	1,544,371	175,887	129,546
Total Current	5,087,949	757,968	376,884
Deferred:
Federal	1,229,887	221,870	(19,761)
State	100,697	(7,318)	229
Total Deferred	1,330,584	214,552	(19,532)
Total Provision for Income Taxes	$6,418,533	$972,520	$357,352

As of December 31, 2020 and 2019, the components of deferred tax assets and liabilities were as follows:

	2020	2019
Deferred Tax Assets:
State taxes	$6,130	$26,806
Allowance for doubtful accounts	13,992	-
Deferred rent	25,995	75,475
Non-qualified stock options	572,999	-
Operating losses	5,937,406	469,764
Total Deferred Tax Assets	6,556,522	572,045
Valuation Allowance	(6,510,405)	(423,034)
Net Deferred Tax Assets	$46,117	$149,011
	2020	2019
Deferred Tax Liabilities:
Property, Plant & Equipment	$(1,273,724)	$(239,010)
Basis in subsidiary entity	(192,976)	-
Total Deferred Tax Liabilities	(1,466,700)	(239,010)
Net Deferred Tax Liabilities	$(1,420,583)	$(89,999)

The reconciliation between the effective tax rate on income and the statutory tax rate is as follows for the year ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
Income tax expense at federal rate	$(505,820)	$(1,415,675)	$595,544
State taxes and fees	1,464,420	136,464	112,227
IRS Section 280E disallowance	914,042	781,245	30,936
Uncertain tax position	306,115	98,575	-
Change in valuation allowance	4,279,589	422,866	15,898
Interest on convertible debt	160,588	-	-
Other permanent differences	(200,401)	(20,475)	1,844
Income not taxed at entity level	-	969,520	(399,097)

Reported Income Tax Expense	$6,418,533	$972,520	$357,352

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

18.            PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES (Continued)

As the Company operates in the cannabis industry, it is subject to the limits of IRC Section 280E (“Section 280E”) for U.S. federal income tax purposes under which the Company is only allowed to deduct expenses directly related to the sales of product. This results in permanent differences between ordinary and necessary business expenses deemed nonallowable under Section 280E, and the Company deducts all operating expenses on its state tax returns.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits for years ended December 31, 2020, 2019 and 2018 is as follows:

	2020	2019
Balance at Beginning of Period	$543,243	$-
IRS Section 280E Positions	306,115	543,243
Balance at End of Period	$849,358	$543,243

The Company has determined that the tax impact of its corporate overhead allocation was not more likely than not to be sustained on the merits as required under ASC 740 due to the evolving interpretations of Section 280E. As a result, the Company included in the balance of total unrecognized tax benefits at December 31, 2020 and 2019, potential benefits of $849,358 and $543,243, respectively, that if recognized would impact the effective tax rate on income from continuing operations. Unrecognized tax benefits that reduce a net operating loss, similar to tax loss or tax credit carryforwards, are presented as a reduction to deferred income taxes.

The Company’s evaluation of tax positions was performed for those tax years which remain open to for audit. The Company may from time to time, be assessed interest or penalties by the taxing authorities, although any such assessments historically have been minimal and immaterial to the Company’s financial results. In the event the Company is assessed for interest and/or penalties, such amounts will be classified as income tax expense in the financial statements.

As of December 31, 2020, the federal tax returns since 2017 and state tax returns since 2016 are still subject to adjustment upon audit. No tax returns are currently being examined by any taxing authorities. While it is reasonably possible that certain portions of the unrecognized tax benefit may change from a lapse in applicable statute of limitations, it is not possible to reasonably estimate the effect of any amount of such a change to previously recorded uncertain tax positions in the next 12 months.

19.            COMMITMENTS AND CONTINGENCIES

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of these regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulations as of December 31, 2020 and 2019, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties or restrictions in the future.

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

19.            COMMITMENTS AND CONTINGENCIES (Continued)

Royalty

Effective as of May 9, 2019, Sweet & Salty, Inc., a California corporation (“Lender”) and GH Brands LLC, a California limited liability company (“GH Brands”) entered into the License and Services Agreement, pursuant to which Lender granted to GH Brands an exclusive, transferable, sublicensable, right and license to use, exploit and incorporate the name, nicknames, initials, signature, voice, image, likeness, and photographic or graphic representations of likeness, statements and biography of the artist Annabella Avery Thorne pka Bella Thorne for all purposes relating to or in connection with the development, quality control, cultivation, extraction, manufacture, production, branding, testing, advertising, marketing, promotion, commercialization, packaging, distribution, exploitation and/or sale of the products of GH Brands and its affiliates. The term of License and Service Agreement is 3 years, with the right to renew upon 60-days prior notice for additional 2-year term. Royalty fees for Bella boxes are 10% for the 1st year and 12% for 2-5 years. Royalty fees for flower products and accessories are 6% for the 1st year, 7% for the 2nd year and 8% for 3-5 years. Minimum guarantee fees are recoupable against royalties for an initial term of $1,000,000 ($50,000 initial payment, $200,000 for the 1st year, $375,000 for the 2nd year and $375,000 for the 3rd year). For a renewal term, the minimum guarantee fee is $1,500,000 ($750,000 for the 4th year, $750,000 for the 5th year). During the year ended December 31, 2020, 2019 and 2018, the Company recognized expenses related to these royalties in the amount of $137,500, $166,667 and $0, respectively. As of December 31, 2020 and 2019, the Company has no amounts due under this royalty agreement.

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatening lawsuits that could be reasonably assessed to have resulted in a probable loss to the Company in an amount that can be reasonably estimated. As such, no accrual has been made in the consolidated and combined financial statements relating to claims and litigations. As of December 31, 2020, there are also no proceedings in which any of the Company’s directors, officers or affiliates is an adverse party to the Company or has a material interest adverse to the Company’s interest.

20.            RELATED PARTY TRANSACTIONS

Incubation Services

Effective January 1, 2019, Glass House and Magu Capital LLC, a California limited liability company (“Magu Capital”), entered into a Services and Incubation Agreement (the “Services and Incubation Agreement”), pursuant to which Magu Capital agreed to perform certain advisory and business “incubation” services for Glass House (and incur certain fees and expenses on behalf of Glass House as part of and as performance for such services) (collectively, the “Incubation”) in consideration of Glass House’s agreement to issue to Magu Capital, upon a date certain following the closing of the Roll-Up as reasonably determined by the board of directors of Glass House, a warrant to purchase a fixed number of Class A Shares at an agreed upon strike price and no later than three years following the grant date.

On July 23, 2020, Glass House issued to Magu Capital a Warrant to Purchase Exercise Shares (the “Magu Capital Warrant”), in full satisfaction of Glass House’s obligations under the Services and Incubation Agreement to compensate Magu Capital for the Incubation. The value of the warrants was fair valued at approximately $427,000. The Company recorded a gain on extinguishment of the liability in the amount of approximately $573,000 which is recorded as a component of other income in the accompanying consolidated statement of operations. The balance due to Magu Capital as of December 31, 2020 and 2019 was $0 and$1,773,879, respectively and is included as a component of accounts payable and accrued liabilities in the consolidated and combined balance sheet.

Issuance of Class B Common Shares for Management Services

In January 2020, the Company as part of the roll up and re-organization: (a) issued to APP Investment Advisors LLC, a California limited liability company (“APP Investment Advisors”), an affiliate of certain significant shareholders, 9,047,226 shares of Class B common shares of Glass House (“Class B Shares”), in exchange for certain management services rendered by APP Investment Advisors for AP Investment Fund; and (b) issued to Magu Capital, an affiliate of certain significant shareholders, 23,248,044 Class B Shares, in exchange for certain management services rendered by Magu Capital for CA Brand Collective, Magu Investment Fund and MG Padaro Fund.

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

20.            RELATED PARTY TRANSACTIONS (Continued)

Asset Management Fees - Related Party

The Company has an agreement with certain related parties which provide asset management services. Fees are paid quarterly. For the year ended December 31, 2020, 2019 and 2018, the Company incurred expenses of approximately $0, $822,000 and $590,000, respectively.

21.            SEGMENTED INFORMATION

The Company currently operates in one segment, the production and sale of cannabis products, which is how the Company’s Chief Operating Decision Maker manages the business and makes operating decisions. All the Company’s operations are in the United States of America in the State of California. Intercompany sales and transactions are eliminated in consolidation.

22.            REVENUES, NET

Revenues are disaggregated as follows for the years ending December 31, 2020, 2019 and 2018:

	2020	2019	2018
Retail	$14,503,125	$4,176,773	$-
Wholesale	33,756,476	12,478,363	8,395,326
Other	-	286,290	571,960
Revenues, Net	$48,259,601	$16,941,426	$8,967,286

23.            SUBSEQUENT EVENTS

The Company has evaluated subsequent events through_______  , 2021, which is the date these consolidated and combined financial statements were issued, and has concluded that the following subsequent events have occurred that would require recognition in the consolidated and combined financial statements or disclosure in the notes to the consolidated and combined financial statements.

Acquisition of Farmacy Berkeley

On January 1, 2021 the Company completed an acquisition of 100% of the equity interests of iCANN, LLC dba Farmacy Berkeley (“iCANN”) a licensed retail cannabis company located in Berkeley, California. Pursuant to the terms of the merger agreement between a subsidiary of the Company and iCANN the following occurred: (i) the Company elected to convert earlier issued convertible notes with principal amount of $2,000,000 and accrued interest of $45,309 into equity interests of iCANN; (ii) the Company paid $400,000 in cash to four holders of iCANN equity interests: (iii) the Company issued 7,554,679 Class A Common shares to holders of iCANN equity interests; and (iv) the Company issued an additional 500,000 Class A Common shares to brokers and consultants.

Engagement of Canaccord Genuity

Effective as of February 10, 2021 GH Group Inc. (“GH Group”) and Canaccord Genuity Corp. (“Canaccord Genuity”) entered into an Engagement Agreement pursuant to which GH Group agreed to appoint Canaccord Genuity as financial advisor to GH Group in connection with a merger by and between GH Group, Inc. and Mercer Park Brand Acquisitions Corp. (the “SPAC”). The fees: $2,000,000, of which $1,000,000 to be paid in cash and $1,000,000, in freely tradeable shares of the SPAC, where each share of the SPAC is valued at $10.00 per share, payable if merger is completed during the term of the engagement, or within a period of 12 months after the termination of this engagement, plus expenses limited to the amount of $25,000. The term of the engagement: from December 30, 2020 until the earlier of the date the merger is completed and date upon which the engagement is terminated by either party hereto by written notice of termination delivered to the other party.

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

23.            SUBSEQUENT EVENTS (Continued)

Acquisition Agreement – Mercer Park Brand Acquisition Co.

On December 29th 2020 the Company and Mercer Park Brand Acquisition Corporation, an Ontario special purpose acquisition corporation (“Mercer Park”) that is traded on the NEO exchange in Canada entered into a letter of intent (“LOI”) whereby Mercer Park would acquire all of the equity interests by merger of the Company for $325,000,000 in Mercer Park shares at $10.00 per share. At the close of the proposed merger: (i) Mercer Park is required to possess $185,000,000 in cash net of all closing and other expenses; (ii) the founders of the Company would possess the majority of voting rights; (iii) Mercer Park would designate one board director, Glass House would designate four directors and an additional two will be neutral and chosen by mutual agreement. Further, of the 10,889,750 founders shares of Mercer Park 25% will be earned only if the share price exceeds certain thresholds and for any earned Glass House Group shareholders will receive 1.5 times such number of shares; an additional 25% will be earned based on outcomes of capital raising activities, if required, or if the share price exceeds certain further thresholds. On April 8, 2021 a series of definitive agreements were entered into containing the terms outlined above.

Proposed Transaction

Effective February 23, 2021 GH Group, Inc. entered into a Merger and Exchange Agreement with Element 7 CA, LLC (“E7”) whereby GH Group, Inc. would obtain all of the equity interest held by E7 in seventeen in-process license applications, some of which are partially owned. GH Group, Inc. is obligated to purchase all such interests of each license that meets the conditions for sale and E7 is obligated to sell such equity interests. The consideration of $1,500,000 for 100% of the E7’s equity interests in each license holding entity payable in shares of post-close Mercer Park Brand Acquisition Corp. at $10 per share. Conditions to close include the closing of the Mercer Park merger, the availability of $25,000,000 for development of retail licenses, and the delivery by E7 of certain leases.

GH Group has executed an agreement with Element 7, LLC (“Element 7”) whereby GH Group has the right, subject to satisfactory completion of due diligence and other conditions, to acquire entities which are in the process of applying for up to 17 local retail cannabis licenses in California. A subsidiary of GH Group will have the right to acquire membership interests of Element 7 entities, by way of merger, in exchange for shares of Mercer Park, with shares issued at $10.00 per share. This could result in the issuance of up to 2,400,000 shares in the amount up to $24 million.

Camarillo Farm Transaction

CEFF Camarillo Property, LLC (“CEFF Camarillo Propco”), CEFF Camarillo Holdings, LLC (“CEFF Parent”, and together with CEFF Camarillo Propco, the “CEFF Parties”) are the owners of the California Option Assets (as defined in the California Option Agreement (as defined below)), including, without limitation, that certain approximately 160-acre real property and agricultural facility located thereon, located at 645 Laguna Road, City of Camarillo, County of Ventura California (APN: 230-0-071-345) (the “Real Property”).

Pursuant to that certain Option Agreement (California Option Assets), dated December 28, 2018, by and among the CEFF Parties and GIPI (as defined below) Glass Investments Projects, Inc., a Delaware corporation (“GIPI”) (the “Original California Option Agreement”), as amended by (i) the First Amendment to Option Agreement (California Option Assets), dated March 23, 2020, by and among the CEFF Parties and GIPI (“First Amendment”) and (ii) the Second Amendment to Option Agreement (California Option Assets), dated February 20, 2021, by and among the CEFF Parties and GIPI (“Second Amendment”) (as amended by the First Amendment and Second Amendment, collectively, the “California Option Agreement”), GIPI holds an option to purchase the California Option Assets (the “Option” and collectively with all rights, option and interests held by GIPI in, to and under the California Option Agreement including, without limitation, the Real Property and other California Option Assets, the “Option Rights”).

GH GROUP, INC.

Notes to Consolidated and Combined Financial Statements

For The Years Ended December 31, 2020, 2019 and 2018

23.            SUBSEQUENT EVENTS (Continued)

Effective as of February 13, 2021, Glass House, Mercer Park Brand Acquisition Corp., a British Columbia corporation (“Mercer Park”, together with Glass House, “GH/MPBAC”) and GIPI entered into that certain letter agreement (the “Camarillo Acquisition Agreement”), pursuant to which, among other things, (i) GIPI agreed to sell the Option Rights to GH/MPBAC or their designee, and (ii) in acknowledgment of the Camarillo Acquisition Agreement being an interim agreement, GH/MPBAC and GIPI agreed to negotiate and document, for the transactions contemplated by the Camarillo Acquisition Agreement, the terms and conditions of the Definitive Agreements (as defined in the Camarillo Acquisition Agreement), including, without limitation, an Agreement to Assign an Option to Acquire Real Estate to be entered into by and among, GIPI, GH Camarillo LLC, a Delaware limited liability company and wholly-owned subsidiary of Glass House (“GH Camarillo”), as the designee of Glass House pursuant to the Camarillo Acquisition Agreement, and Mercer Park (the “Definitive Option PSA”). As of the date hereof, the Definitive Option PSA has not been finalized.

Effective as of February 20, 2021, GIPI exercised the Option via a letter which was delivered to the CEFF Parties pursuant to Section 2.3 of the California Option Agreement (the “Exercise Notice”). The Exercise Notice has been signed by the CEFF Parties to acknowledge, among other things, that GIPI has validly exercised the Option in accordance with the California Option Agreement.

Prior to the expiration of the Contingency Period (as defined in the Second Amendment), the CEFF Parties, as seller, and GH Camarillo, as buyer, will have agreed to negotiate in good faith and attempt to finalize a definitive purchase and sale agreement for the Real Property (the “Definitive Property PSA”) and other related agreements and instruments for the transactions contemplated by the California Option Agreement.

Effective as of February 20, 2021, and in connection with the Camarillo Acquisition Agreement, GIPI, GH Camarillo and Peninsula Escrow, Inc., a California corporation (“Escrow Holder”), have entered into that certain Escrow Agreement (Camarillo Acquisition Agreement) (the “Camarillo Acquisition Escrow Agreement”), pursuant to which, among other things, the Escrow Holder has agreed to hold, administer, and disburse a $2,000,000 cash deposit (the “COA Deposit”) in one or more segregated, interest-bearing money market accounts in accordance with the terms of the Camarillo Acquisition Agreement, and the express instructions provided by GH Camarillo.

Effective as of February 20, 2021, and in connection with the California Option Agreement, GH Camarillo, the CEFF Parties and Escrow Holder, have entered into that certain Escrow Agreement (California Option Agreement), pursuant to which, among other things, the Escrow Holder has agreed to hold, administer, and disburse the COA Deposit, and assuming GH Camarillo has not terminated the Camarillo Acquisition Agreement, the Camarillo Acquisition Escrow Agreement, the Definitive Option PSA or the Definitive Property PSA, on or before the expiration of the Contingency Period, an additional $8,000,000 cash deposit (the “Additional Deposit”) in one or more segregated, interest-bearing money market accounts in accordance with the terms of the California Option Agreement, and the express instructions provided by GH Camarillo.

Effective as of February 22, 2021, BFP made a $2,000,000 unsecured bridge loan to Glass House at market terms for the express and only purpose of funding the COA Deposit, pursuant to an Unsecured Promissory Note issued to BFP (the “BFP Bridge Note”). Further, assuming GH Camarillo has not terminated the Camarillo Acquisition Agreement, the Camarillo Acquisition Escrow Agreement, the Definitive Option PSA or the Definitive Property PSA, Glass House intends to complete on or before March 22, 2021, an approximately $12,000,000 Qualified Financing (as defined in the Senior Convertible Notes), pursuant to which it will repay the BFP Bridge Note, fund the Additional Deposit, and fund certain other required expenditures of Glass House.

Effective as of March 3, 2021 Glass House assigned all of its membership interests in Field Investment Co., LLC a subsidiary and its subsidiaries Field Taste Matters, Inc., ATES Enterprises, LLC, and Zer One Seven Management, LLC for de minimis consideration to an unrelated party.

APPENDIX D – MANAGEMENT’S DISCUSSION AND ANALYSIS OF GH GROUP, INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Years Ended December 31, 2020, December 31, 2019 and December 31, 2018

Overview

GH Group, Inc. (“GH Group” or the “Company”), is a vertically integrated cannabis company that operates in the state of California. The Company cultivates, manufactures, and distributes cannabis consumer packaged goods, primarily to third-party retail stores in the state of California. The Company also owns and operates retail cannabis stores in the state of California.

Through these activities, GH Group has established the foundation for its ultimate strategy – to create the preeminent California cannabis brand company through a fully vertically integrated commercial cannabis company engaged in all licensed verticals – (i) cultivation; (ii) manufacturing; (iii) distribution; and (iv) retail – and providing customers with consistently high-quality products across a range of trusted and recognizable brands.

See “Description of Business” for an overview of the GH Group and “Regulatory Overview” for details regarding the California regulatory framework.

Recent Developments

Acquisition of Farmacy Berkeley

On January 1, 2021 the Company completed an acquisition of 100% of the equity interests of iCANN, LLC d/b/a Farmacy Berkeley (“iCANN”) a licensed retail cannabis company located in Berkeley, California. Pursuant to the terms of the merger agreement between as subsidiary of the Company and iCANN the following occurred: (i) the Company elected to convert earlier issued convertible notes with principal amount of $2,00,000 and accrued interest of $45,321 into equity interests of iCANN; (ii) the Company paid $400,000 in cash to four holders of iCANN equity interests: (iii) the Company issued 7,554,679 Series A Common shares to holders of iCANN equity interests; and (iv) the Company issued an additional 500,000 Series A Common shares to brokers and consultants.

Greenhouse Option Acquisition

GH Group is seeking to acquire (and subsequently exercise) an option to acquire the land and buildings on which a greenhouse is located in southern California (the “Greenhouse Option Acquisition”). GH Group is currently conducting due diligence on the Greenhouse Option Acquisition.

The Greenhouse Option Acquisition involves the proposed acquisition of an option to acquire a greenhouse (land and building) (collectively, the “Greenhouse”). The Greenhouse is currently leased by one or more farmers from its owner to grow non-cannabis crops. At the time of acquiring the Greenhouse, the current owner granted the prior owner (the “Optionholder”) an option (the “Greenhouse Option”) to acquire the Greenhouse for approximately $120 million. The Greenhouse is uniquely suited to meet the license requirements for cannabis cultivation in southern California. The Filer and GH Group are interested in this opportunity and are in discussions with the Optionholder for the purchase of the Greenhouse Option (either directly or by acquiring 100% of the equity in the entity that owns the Greenhouse). They believe, as does the Optionholder, that the Greenhouse would have substantial value if repurposed for cannabis production. In connection with completing the Greenhouse Option Acquisition, GH Group intends to apply for a license to use the Greenhouse to produce cannabis. The proposed transaction is as follows:

(a)	GH Group would acquire the Greenhouse Option from the Optionholder for approximately $100 million (before including any earn-out consideration), and then exercise it at a cost of approximately $120 million, payable in cash. The $100 million would be payable in common or subordinate voting shares of the Filer (or shares of a subsidiary exchangeable therefor) at a value of $10.00 per share.

(b)	Once licensed, GH Group would commence a phased construction project to alter the Greenhouse to produce cannabis in lieu of its current function of growing non-cannabis crops.

D-1

(c)	In addition, GH Group would retain the Optionholder, who GH Group considers to be a greenhouse operations expert, in a consulting or employment capacity, and would agree to pay him up to $75 million as an earnout as part of the purchase price for the Greenhouse Option Acquisition based on the success of the construction project and the performance of the proposed cannabis operations at the Greenhouse

The Element Acquisition

GH Group is seeking to acquire a series of related limited liability companies that are currently in the application stage for 17 cannabis retail dispensary licenses for locations in California (the “Element Acquisitions”). GH Group is currently conducting due diligence on the Element Acquisitions.

The Element Acquisitions involve the proposed acquisitions of 100% of the shares owned by Element 7 Inc. (“Element 7”) of a company or series of related companies that are currently in the application stage for licenses for 17 cannabis retail dispensaries in California. None of the licenses have been obtained. The Filer and GH Group are interested in this opportunity and are in the process of negotiating a non-binding memorandum of understanding with Element 7. The proposed transaction is as follows:

(a)	GH Group would acquire, directly or indirectly, the shares of the limited liability company or series of related companies currently applying for the licenses from Element 7 for a value of approximately $1,500,000 for each license, up to a maximum amount of $25,500,000 for all 17 license applications.

(b)	The proposed up to $25,500,000 purchase price to be paid by the Filer or GH Group for the Element Acquisitions is proposed to be paid in newly-issued common or subordinate voting shares of the Filer (or shares of a subsidiary exchangeable therefor) at a value of $10.00 per share.

(c)	The purchase of each entity currently applying for a license would be subject to the satisfaction of certain conditions, which may be waived in GH Group’s discretion. In the event such conditions are not satisfied in respect of any such purchase, GH Group would not be obligated to purchase such entity, and the price would be reduced accordingly.

Major Business Lines and Geographies

GH Group views its financial results under one business line – the creation of dominant, extensible CPG products and brands through cannabis cultivation, production, and sales. GH Group generates all of its revenue in the State of California.

While many cannabis businesses prioritized brand building and customer acquisition before securing a reliable product flow, the Company believes that in a consumer-focused CPG space, consistent delivery of high-quality product at an attractive price point is a first principle, and a prerequisite for any other activity.

Cannabis Cultivation, Production, and Sales

GH Group operates greenhouse cultivation facilities in Carpinteria and Santa Barbara, California. GH Group’s production facility is located in Lompoc, California.

GH Group generates revenue by selling its products both to its own and third-party dispensaries in California, including both raw cannabis, cannabis oil, and cannabis consumer goods. GH Group’s dispensaries are located in Santa Barbara and Santa Ana, California.

Geographic Areas

All of GH Group’s revenue is derived from the California cannabis market.

Market Update and Objectives

The state of California represents the largest single market for cannabis in the U.S., with over $7 billion in revenues in 2020 and an adult population of over 31 million. The California market is highly fragmented, with over 6,000 cultivation licenses in operation, over 1,000 distribution licenses over 700 operational dispensaries and greater than 1,000 brands. With this backdrop, GH Group looks to use scale in cultivation and distribution (through its own dispensaries and third party retailers) to achieve economies of scale that allow GH Group to outperform competitors and build superior brand awareness and loyalty.

Results of Operations

The following are the results of our operations for the year ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
Revenue, Net	$48,259,601	$16,941,426	$8,967,286
Cost of Goods Sold	29,519,143	8,461,551	3,749,373
Gross Profit	18,740,458	8,479,875	5,217,913
Expenses:
General and Administrative	18,637,477	9,354,591	3,094,857
Sales and Marketing	1,489,664	912,842	143,216
Professional Fees	2,040,004	5,196,993	1,913,865
Depreciation and Amortization	2,576,263	1,455,780	767,567
Total Expenses	24,743,408	16,920,206	5,919,505
Loss from Operations	(6,002,950)	(8,440,331)	(701,592)

Other Expense (Income):
Interest Expense	2,179,137	636,762	597,427
Interest Income	(115,572)	(443,523)	(308,591)
Loss on Investments	2,126,112	1,147,968	166,059
Loss (Income) on Change in Fair Value of Derivative Liabilities	251,663	-	-
Other Expense (Income), Net	(203,345)	(19,419)	(202,397)
Total Other Expense	4,237,995	1,321,788	252,498
Loss from Operations Before Provision for Income Taxes	(10,240,945)	(9,762,119)	(954,090)
Provision for Income Taxes	6,418,533	972,520	357,352
Net Loss	(16,659,478)	(10,734,639)	(1,311,442)
Net Income (Loss) Attributable to Non-Controlling Interest	-	(511,465)	211,396
Net Loss Attributable to Shareholders / Members of GH Group	$(16,659,478)	$(10,223,174)	$(1,522,838)

Revenue

2020

Revenue for the year ended December 31, 2020 was $48.3 million, which represents an increase of $31.3 million or 185% from $16.9 million for the year ended December 31, 2019. Revenue growth in 2020 was primarily driven by an increase in cannabis production from the Company’s second greenhouse cultivation facility, which commenced operations in Q1 2020 and expanded operational canopy from approximately 113,000 square feet at the end of December 2019, to over 390,000 square feet by the 2020. The Company’s cannabis retail dispensaries also contributed to year over year revenue growth, with a full year of operations in 2020 versus less than 6 months of operations in 2019.

2019

For the year ended December 31, 2019, revenue was $16.9 million, which represents an increase of $8.0 million or 89% from $9.0 million for the year ended December 31, 2018. Revenue growth in 2019 was primarily driven by an increase in cannabis production from the Company’s first greenhouse cultivation facility, which operated at full capacity throughout 2019, and at partial capacity in 2018 while the Company ramped up operations. The Company began retail operations in Q3 2019, opening one store and acquiring another, which also increased revenue from the prior year.

2018

For the year ended December 31, 2018, revenue was $9.0 million. Revenues during 2018 consisted primarily of bulk biomass sales produced from the Company’s first greenhouse cultivation facility.

Cost of Goods Sold

2020

For the year ended December 31, 2020, cost of goods sold was $29.5 million, which represents an increase of $21.1 million or 249% from the prior year amount of $8.5 million. Cost increases were primarily attributable to the Company’s expanding cannabis cultivation operation which grew over 300% from the prior year. The Company’s cannabis dispensaries also contributed to year over year cost increases, with a full year of operations in 2020 and less than 6 months of operations in 2019.

2019

For the year ended December 31, 2019, cost of goods sold was $8.5 million, which represents an increase of $4.7 million or 126% from the prior year amount of $3.7 million. Cost increases were primarily due to the Company’s grow operations being fully operational throughout 2019 and only partially operational in 2018. The Company began retail operations in Q3 2019, opening one store and acquiring another, which also increased cost of goods sold from the prior year.

2018

For the year ended December 31, 2018, cost of goods sold was $3.7 million. The Company’s cost of goods sold is a direct result of the Company’s grow operations during 2018.

General and Administrative

2020

For the year ended December 31, 2020, general and administrative expenses was $18.6 million, which represents an increase of $9.3 million or 99% from the prior year amount of $9.4 million. General and administrative cost increases are primarily attributable to headcount additions required to support operational expansion initiatives and include stock-based compensation, salary expenses, employee benefits, selling costs and incidental expenses related to corporate, cultivation and retail operations.

2019

For the year ended December 31, 2019, general and administrative expenses was $9.4 million, which represents an increase of $6.3 million or 202% from the prior year amount of $3.1 million. General and administrative cost increases are primarily attributable to headcount additions required to support operational expansion initiatives and include stock-based compensation, salary expenses, employee benefits, selling costs and incidental expenses related to corporate, cultivation and retail operations.

2018

For the year ended December 31, 2018, general and administrative expenses was $3.1 million. General and administrative expenses include stock-based compensation, salary expenses, employee benefits, selling costs and incidental expenses related to corporate, cultivation and retail operations.

Sales & Marketing

2020

For the year ended December 31, 2020, sales and marketing expenses was $1.5 million, which represents an increase of $0.6 million or 63% from the prior year amount of $0.9 million. The Company’s cannabis dispensaries contributed to year over year cost increases, with a full year of operations in 2020 and less than 6 months of operations in 2019. Sales and marketing expenses include advertising and promotions in various media outlets.

2019

For the year ended December 31, 2019, sales and marketing expenses was $0.9 million, which represents an increase of $0.8 million or 537% from the prior year amount of $0.1 million. Marketing expenses increased year over year to support the Company’s retail operations, which began Q3 2019.

2018

For the year ended December 31, 2018, The Company incurred $0.1 million of sales and marketing expenses for general advertising and promotions in various media outlets.

Professional Fees

2020

For the year ended December 31, 2020, professional fees were $2.0 million, which represents a decrease of $3.2 million or 61% from the prior year amount of $5.2 million. The decrease from 2019 was a result of the preparatory work performed in 2019 for business combinations, mergers and acquisitions. During 2020, the Company deliberately curtailed the use of consultants.

2019

For the year ended December 31, 2019, professional fees were $5.2 million, which represents an increase of $3.3 million or 172% from the prior year amount of $1.9 million. The increase from 2018 is a direct result of the Company’s merger and acquisition activity, capital raises, preparatory work required for business combinations executed in 2020 and to support operational expansion initiatives.

2018

For the year ended December 31, 2018, professional fees were $1.9 million. Professional fees in 2018 represent fees paid to part time operational and accounting consultants and for legal and advisory fees.

Other Expense

2020

For the year ended December 31, 2020, net other expenses were $4.2 million, which represents a increase of $2.9 million or 221% from the prior year amount of $1.3 million. The increase from 2019 was a result of the increase in interest expense from our debt incurred during 2020 and an increase in our unrealized losses on our equity method investments.

2019

For the year ended December 31, 2019, net other expenses were $1.3 million, which represents a increase of $1.0 million or 323% from the prior year amount of $0.3 million. The increase from 2018 was primarily a result of the increase in our unrealized losses on our equity method investments.

2018

For the year ended December 31, 2018, net other expenses were $0.3 million. Net other expenses in 2018 is primarily represented by interest expense ($0.6 million), offset by interest income of $0.3 from our notes receivables.

Liquidity and Capital Resources

Overview

Historically, GH Group’s primary source of liquidity has been capital contributions made by equity investors and debt issuances. GH Group expects to generate positive cash flow from its operations going forward and expects such positive cash flow to be its principal source of future liquidity. In the event sufficient cash flow is not available from operating activities, GH Group may continue to raise equity or debt capital from investors in order to meet liquidity needs.

Financial Condition

Cash Flows

The following table summarizes GH Group’s consolidated statement of cash flows from continuing operations for the year end December 31:

	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
NET CASH USED IN OPERATING ACTIVITIES	$(7,697,679)	$(3,434,706)	$(909,209)
CASH FLOWS FROM INVESTING ACTIVITIES:
NET CASH USED IN INVESTING ACTIVITIES	(7,719,045)	(15,788,070)	(14,845,042)
CASH FLOWS FROM FINANCING ACTIVITIES:
NET CASH PROVIDED BY FINANCING ACTIVITIES	17,320,089	8,080,108	23,873,520
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	1,903,366	(11,142,668)	8,119,269
Cash and Cash Equivalents, Beginning of Period	2,631,886	13,774,554	5,655,285
CASH AND CASH EQUIVALENTS, END OF PERIOD	$4,535,251	$2,631,886	$13,774,554

Cash Flow Provided by Operating Activities

2020

Cash used in operating activities totaled $7.7 million in 2020. This was primarily driven by the net loss incurred of $16.7 million during the year, increases in accounts receivable ($3.5 million) and buildup of inventory ($3.8 million) resulting from increased operations. The use of cash in operations was offset by the increase in trade payables and accrued liabilities ($1.9 million), increase in income taxes payable ($3.9 million), Increases in deferred tax liabilities, net ($1.3 million) and non-cash expense from interest capitalized to notes payable ($1.1 million), share-based compensation ($2.5 million), accretion of debt discounts on loans ($1.1 million), loss on equity method investments ($2.1 million) and depreciation and amortization ($2.6 million).

2019

Cash used in operating activities totaled $3.4 million in 2019. This was primarily driven by the net loss incurred of $10.8 million during the year as a result from increased operations. The use of cash in operations was offset by the increase in trade payables and accrued liabilities ($3.2 million) and non-cash expense from share-based compensation ($1.9 million), unrealized loss on equity method investments ($1.1 million) and depreciation and amortization ($1.5 million).

2018

Cash used in operating activities totaled $0.9 million in 2018. This was primarily driven by the net loss incurred of $1.4 million during the year, increases in accounts receivable ($0.5 million) and buildup of inventory ($0.8 million) resulting from increased operations. The use of cash in operations was offset by non-cash expense from share-based compensation ($0.8 million) and depreciation and amortization ($0.8 million).

Cash Flow Provided by (Used in) Investing Activities

2020

Cash used in investing activities totaled $7.7 million in 2020. This was primarily driven by the purchase of property and equipment ($3.9 million) purchase of investments ($2.9 million) and issuance of notes receivables ($1.1 million).

2019

Cash used in investing activities totaled $15.8 million in 2019. This was primarily driven by the purchase of property and equipment ($5.7 million), purchase of investments ($5.1 million), issuance of notes receivables ($3.5 million) and cash paid for an acquisition ($1.9 million).

2018

Cash used in investing activities totaled $14.8 million in 2018. This was primarily driven by the purchase of property and equipment ($12.7 million) and the purchase of investments ($3.2 million). Cash outflows from investing activities were offset by repayments on notes receivables during the year ($1.1 million).

Cash Flow Provided by (Used in) Financing Activities

2020

Cash provided by financing activities totaled $17.3 million in 2020. This was primarily driven by cash proceeds from the issuance of notes and convertible notes payable during the year ($18.4 million) which was offset by payments on notes payable ($1.1 million).

2019

Cash provided by financing activities totaled $8.1 million in 2019. This was primarily driven by cash proceeds from the issuance of notes payable during the year ($1.7 million), cash contributions from investors ($8.1 million) offset by payments of notes payable during the year ($0.9 million).

2018

Cash provided by financing activities totaled $23.9 million in 2018. This was primarily driven by cash proceeds from the issuance of notes and convertible notes payable during the year ($9.9 million), cash contributions from investors ($16.4 million) offset by payments of distributions to shareholders during the year ($2.0 million).

As previously noted, GH Group’s primary source of liquidity has been capital contributions and debt capital made available from investors. GH Group expects to generate positive cash flow from its operations going forward and expects such positive cash flow to be its principal source of future liquidity. In the event sufficient cash flow is not available from operating activities, GH Group may continue to raise equity capital from investors in order to meet liquidity needs. GH Group does not have any committed sources of financing, nor significant outstanding capital expenditure commitments.

Contractual Obligations

GH Group has contractual obligations to make future payments, including debt agreements and lease agreements from third parties and related parties.

The following table summarizes such obligations as of December 31, 2020:

	2021	2022	2023 - 2024	After 2024	Total
Notes Payable from Third Parties and Related Parties	$601,187	$-	$2,189,264	$22,839,551	$25,630,002
Leases obligations	731,354	745,094	1,526,302	1,231,207	4,233,957

Total Contractual Obligations	$1,332,541	$745,094	$3,715,566	$24,070,758	$29,863,959

Transactions with Related Parties

Reposition Debt Transactions

Reposition Investments, LLC, a Texas limited liability company (“Reposition”) and an affiliate of a shareholder of the Company, agreed to make a $1,000,000 unsecured bridge loan to the Company at an interest rate of 8% per annum to fund the Company until the initial close of Senior Notes Offering, pursuant to that certain Promissory Note, dated as of January 24, 2020, issued by the Company in favour of Reposition. In February 2020, the Company executed and delivered to Reposition, and Reposition accepted, documentation in substantially the form of the approved Senior Secured Convertible Notes to cancel and reissue the bridge note as part of the Senior Convertible Notes Offering. Accordingly, as of December 31, 2020, the Reposition Bridge Note is no longer outstanding and Repositions Senior Convertible Note balance of $1,000,000 principal balance is included as a component of convertible notes noted above. As of December 31, 2020 and 2019, no amounts were due under the original notes.

Magu Farm Lenders Debt Transactions

In 2018, Magu Farm LLC issued approximately $9,925,000 in secured promissory notes convertible into equity interests in Magu Investment Fund (collectively, the “Magu Farm Convertible Notes”) to certain lenders who are affiliates of shareholders of the Company (collectively, the “Magu Farm Lenders,” and individually, a “Magu Farm Lender”)

On October 7, 2019, Magu Farm LLC and Magu Investment Fund notified each Magu Farm Lender of Magu Investment Fund’s intention to merge with and into the Company at the closing of the Roll-Up. Subsequent to such notification, effective as of October 7, 2019, each Magu Farm Lender other than Kings Bay Investment Company Ltd., a Cayman Islands company (“KBIC”), entered into a letter agreement pursuant to which such Magu Farm Lender, among other things, (a) converted its respective Magu Farm Convertible Note with an aggregate value of $8,000,000 into equity interests in Magu Investment Fund and (b) agreed to terminate both the Co-Lending Agreement and its respective security interest as defined in the agreement. All accrued and unpaid interest were paid prior to conversion. KBIC balance which was not converted remained. Effective as of March 1, 2020, KBIC assigned the Kings Bay Note to Kings Bay Capital Management Ltd., a Cayman Islands company (“KBCM”).

Effective as of April 10, 2020, KBCM and the Company entered into an Assignment, Novation and Note Modification Agreement and a Security Agreement, pursuant to which, among other things, (a) the company assumed all of Magu Farm LLC’s rights, duties, liabilities and obligations under the Kings Bay Note, (b) the Kings Bay Note was modified, among other things, such that KBCM has the right to convert the Kings Bay Note into Class A Shares at the same conversion price accorded to the other Magu Farm Lenders, and (c) the obligations under the Kings Bay Note were secured by a pledge of the securities of GH Group’s subsidiaries but expressly subordinated to the holders of the Senior Convertible Notes. As a result of the modification, the Company recorded an loss on extinguishment of debt due to modification for approximately $389,000 which is included as a component of other income, net in the accompanying consolidated statement of operations. As of December 31, 2020 and 2019, the balance due to KBCM is $2,189,264 and $1,925,000, respectively.

Graham S. Farrar Living Trust – Related Party

On October 5, 2019, G&H Supply Company LLC issued a promissory note in the original principal amount of $315,000 in favour of the Graham S. Farrar Living Trust established February 2, 2000 (the “Farrar Trust”), an affiliate of Graham Farrar (the “Original G&H / Farrar Note”). Effective as of February 20, 2020, GH Group executed and delivered to the Farrar Trust, and the Farrar Trust accepted, documentation in substantially the form of the approved Forms of Note Offering Documents to cancel and reissue the loan evidenced by the Original G&H / Farrar Note as part of the convertible debt offering. As of December 31, 2020 and 2019, the balance of these notes was $0, and $316,262, respectively.

BFP Debt Transactions

In connection with the Incubation, Beach Front Properties, LLC, a California limited liability company (“BFP”), advanced to Magu Capital loans in the aggregate principal amount of $400,000 (the “BFP Loans”), which BFP Loans were documented by that certain promissory note dated as of June 7, 2017 and that certain promissory note dated as of March 22, 2018 (together, the “BFP Notes”), and the remaining monetary portion of the BFP Loans was not previously documented but intended by BFP and Magu Capital to be advanced under the same terms as set forth in the BFP Notes. Magu Capital used the proceeds of the BFP Loans to pay certain expenses of the Company. Effective as of June 30, 2020: (a) Magu Capital assigned to the Company, the Company assumed and Magu Capital was released from, all of Magu Capital’s rights, duties and obligations under the BFP Loans; and (b) the Company executed and delivered to BFP, and BFP accepted, documentation in substantially the form of the approved convertible debt offering.

Incubation Services

Effective January 1, 2019, GH Group and Magu Capital LLC, a California limited liability company (“Magu Capital”), entered into a Services and Incubation Agreement (the “Services and Incubation Agreement”), pursuant to which Magu Capital agreed to perform certain advisory and business “incubation” services for GH Group (and incur certain fees and expenses on behalf of GH Group as part of and as performance for such services) (collectively, the “Incubation”) in consideration of GH Group’s agreement to issue to Magu Capital, upon a date certain following the closing of the Roll-Up as reasonably determined by the board of directors of GH Group, a warrant to purchase a fixed number of Class A Shares at an agreed upon strike price and no later than three years following the grant date.

On July 23, 2020, GH Group issued to Magu Capital a Warrant to Purchase Exercise Shares (the “Magu Capital Warrant”), in full satisfaction of GH Group’s obligations under the Services and Incubation Agreement to compensate Magu Capital for the Incubation. The value of the warrants was fair valued at approximately $427,000. The Company recorded a gain on extinguishment of the liability in the amount of approximately $573,000 which is recorded as a component of other income in the accompanying consolidated statement of operations. The balance due to Magu Capital as of December 31, 2020 and 2019 was $0 and$1,773,879, respectively and is included as a component of accounts payable and accrued liabilities in the consolidated and combined balance sheet.

Issuance of Class B Shares for Management Services

In January 2020, The Company as part of the roll up and re-organization: (a) issued to APP Investment Advisors LLC, a California limited liability company (“APP Investment Advisors”), an affiliate of certain significant shareholders, 9,047,226 shares of Class B common stock of GH Group (“Class B Shares”), in exchange for certain management services rendered by APP Investment Advisors for AP Investment Fund; and (b) issued to Magu Capital, an affiliate of certain significant shareholders, 23,248,044 Class B Shares, in exchange for certain management services rendered by Magu Capital for CA Brand Collective, Magu Investment Fund and MG Padaro Fund.

Asset Management Fees

The Company has an agreement with certain related parties which provide asset management services. Fees are paid quarterly. For the year ended December 31, 2020, 2019 and 2018, the Company incurred expenses of approximately $0, 822,000 and $590,000, respectively.

Critical Accounting Estimates

Use of Estimates

The preparation of the consolidated and combined financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the consolidated and combined financial statements and the reported amounts of total net revenue and expenses during the reporting period. The Company regularly evaluates significant estimates and assumptions related to the consolidation or non-consolidation of variable interest entities, estimated useful lives, depreciation of property and equipment, amortization of intangible assets, inventory valuation, share-based compensation, business combinations, goodwill impairment, long-lived asset impairment, purchased asset valuations, fair value of financial instruments, compound financial instruments, derivative liabilities, deferred income tax asset valuation allowances, incremental borrowing rates, lease terms applicable to lease contracts and going concern. These estimates and assumptions are based on current facts, historical experience and various other factors that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. The actual results the Company experiences may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

Estimated Useful Lives and Depreciation of Property and Equipment

Depreciation of property and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Estimated Useful Lives and Amortization of Intangible Assets

Amortization of intangible assets is dependent upon estimates of useful lives and residual values which are determined through the exercise of judgment. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions.

Impairment of Long-Lived Assets

For purposes of the impairment test, long-lived assets such as property, plant and equipment and definite-lived intangible assets are grouped with other assets and liabilities at the lowest level for which identifiable independent cash flows are available (“asset group”). The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In order to determine if assets have been impaired, the impairment test is a two-step approach wherein the recoverability test is performed first to determine whether the long-lived asset is recoverable. The recoverability test (Step 1) compares the carrying amount of the asset to the sum of its future undiscounted cash flows using entity-specific assumptions generated through the asset’s use and eventual disposition. If the carrying amount of the asset is less than the cash flows, the asset is recoverable and an impairment is not recorded. If the carrying amount of the asset is greater than the cash flows, the asset is not recoverable and an impairment loss calculation (Step 2) is required. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach or cost approach. The cash flow projection and fair value represents management’s best estimate, using appropriate and customary assumptions, projections and methodologies, at the date of evaluation. The reversal of impairment losses is prohibited.

Leased Assets

The Company adopted Audit Standards Update (“ASU”) 2016-02, “Leases (Topic 842)” (“ASC 842”) using the full retrospective approach, which provides a method for recording existing leases at adoption using the effective date as its date of initial application. Accordingly, the Company has recorded its leases at inception of the Company. The Company elected the package of practical expedients provided by ASC 842, which forgoes reassessment of the following upon adoption of the new standard: (1) whether contracts contain leases for any expired or existing contracts, (2) the lease classification for any expired or existing leases, and (3) initial direct costs for any existing or expired leases. In addition, the Company elected an accounting policy to exclude from the balance sheet the right-of-use assets and lease liabilities related to short-term leases, which are those leases with a lease term of twelve months or less that do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

The Company applies judgment in determining whether a contract contains a lease and if a lease is classified as an operating lease or a finance lease. The Company applies judgement in determining the lease term as the non-cancellable term of the lease, which may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. All relevant factors that create an economic incentive for it to exercise either the renewal or termination are considered. The Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate. In adoption of ASC 842, the Company applied the practical expedient which applies hindsight in determining the lease term and assessing impairment of right-of-use assets by using its actual knowledge or current expectation as of the effective date. The Company also applies judgment in allocating the consideration in a contract between lease and non-lease components. It considers whether the Company can benefit from the right-of-use asset either on its own or together with other resources and whether the asset is highly dependent on or highly interrelated with another right of-use asset. Lessees are required to record a right of use asset and a lease liability for all leases with a term greater than twelve months. Lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected remaining lease term. The incremental borrowing rate is determined using estimates which are based on the information available at commencement date and determines the present value of lease payments if the implicit rate is unavailable.

Income Taxes

Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the combined balance sheet. Effects of enacted tax law changes on deferred tax assets and liabilities are reflected as adjustments to tax expense in the period in which the law is enacted. Deferred tax assets may be reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized.

The Company follows accounting guidance issued by the Financial Accounting Standards Board (“FASB”) related to the application of accounting for uncertainty in income taxes. Under this guidance, the Company assesses the likelihood of the financial statement effect of a tax position that should be recognized when it is more likely than not that the position will be sustained upon examination by a taxing authority based on the technical merits of the tax position, circumstances, and information available as of the reporting date.

Convertible Instruments

The Company evaluates and accounts for conversion options embedded in its convertible instruments in accordance with ASC 815, “Accounting for Derivative Instruments and Hedging Activities”. Professional standards generally provide three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. Professional standards also provide an exception to this rule when the host instrument is deemed to be conventional as defined under professional standards as “The Meaning of Conventional Convertible Debt Instrument”.

The Company accounts for convertible instruments (when it has determined that the embedded conversion options should not be bifurcated from their host instruments) in accordance ASC 470, “Accounting for Convertible Securities with Beneficial Conversion Features”, as those professional standards pertain to “Certain Convertible Instruments”. Accordingly, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their earliest date of redemption. The Company also records when necessary deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. ASC 815-40 provides that generally, if an event is not within the entity’s control could or require net cash settlement, then the contract shall be classified as an asset or a liability.

Derivative Liabilities

The Company evaluates its agreements to determine if such instruments have derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the Consolidated Statements of Operations. In calculating the fair value of derivative liabilities, the Company uses a valuation model when Level 1 inputs are not available to estimate fair value at each reporting date. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the Consolidated Balance Sheets as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within twelve months of the Consolidated Balance Sheets date. Critical estimates and assumptions used in the model are discussed in “Note 12 - Derivative Liabilities”.

Business Combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition related transaction costs are expensed as incurred and included in the consolidated and combined statements of operations. Identifiable assets and liabilities, including intangible assets, of acquired businesses are recorded at their fair value at the date of acquisition. When the Company acquires control of a business, any previously held equity interest also is remeasured to fair value. The excess of the purchase consideration and any previously held equity interest over the fair value of identifiable net assets acquired is goodwill. If the fair value of identifiable net assets acquired exceeds the purchase consideration and any previously held equity interest, the difference is recognized in the Consolidated and combined Statements of Operations immediately as a gain on acquisition. See “Note 8 – Business Acquisitions” for further details on business combinations.

Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. The Company allocates the total cost of the acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, the Company identifies and attributes values and estimated lives to the intangible assets acquired. These determinations involve significant estimates and assumptions regarding multiple, highly subjective variables, including those with respect to future cash flows, discount rates, asset lives, and the use of different valuation models, and therefore require considerable judgment. The Company’s estimates and assumptions are based, in part, on the availability of listed market prices or other transparent market data. These determinations affect the amount of amortization expense recognized in future periods. The Company bases its fair value estimates on assumptions it believes to be reasonable but are inherently uncertain. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with ASC 450, “Contingencies”, as appropriate, with the corresponding gain or loss being recognized in earnings in accordance with ASC 805.

Share-Based Compensation

The Company has a share-based compensation plan comprised of stock options (“Options”) and stock appreciation rights (“SARs”). Options provide the right to the purchase of one Series A Common share per option. Stock appreciation rights provide the right to receive cash from the exercise of such right based on the increase in value between the exercise price and the fair market value of Series A Common shares of the Company at the time of exercise. The Company has issued both incentive stock options and non-qualified stock options.

The Company accounts for its share-based awards in accordance with ASC Subtopic 718-10, “Compensation – Stock Compensation”, which requires fair value measurement on the grant date and recognition of compensation expense for all share-based payment awards made to employees and directors, including restricted share awards. For stock options, the Company estimates the fair value using a closed option valuation (Black-Scholes) model. When there are market-related vesting conditions to the vesting term of the share-based compensation, the Company uses a valuation model to estimate the probability of the market-related vesting conditions being met and will record the expense. The fair value of restricted share awards is based upon the quoted market price of the common shares on the date of grant. The fair value is then expensed over the requisite service periods of the awards, net of estimated forfeitures, which is generally the performance period and the related amount is recognized in the consolidated and combined statements of operations.

The fair value models require the input of certain assumptions that require the Company’s judgment, including the expected term and the expected share price volatility of the underlying share. The assumptions used in calculating the fair value of share-based compensation represent management’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change resulting in the use of different assumptions, share-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If the actual forfeiture rate is materially different from management’s estimates, the share-based compensation expense could be significantly different from what the Company has recorded in the current period.

Financial Instruments

Measurement

All financial instruments are required to be measured at fair value on initial recognition, plus, in the case of a financial asset or financial liability not at FVTPL, transaction costs that are directly attributable to the acquisition or issuance of the financial asset or financial liability. Transaction costs of financial assets and financial liabilities carried at FVTPL are expensed in profit or loss. Financial assets and financial liabilities with embedded derivatives are considered separately when determining whether their cash flows are solely payment of principal and interest. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of the subsequent accounting periods. All other financial assets including equity investments are measured at their fair values at the end of subsequent accounting periods, with any changes taken through profit and loss or other comprehensive income (irrevocable election at the time of recognition). For financial liabilities measured subsequently at FVTPL, changes in fair value due to credit risk are recorded in other comprehensive income.

Fair Value

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

Impairment

The Company assesses all information available, including on a forward-looking basis the expected credit loss associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset at the reporting date with the risk of default at the date of initial recognition based on all information available, and reasonable and supportive forward-looking information. For accounts receivable only, the Company applies the simplified approach as permitted by ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk; rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the trade receivable.

Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, credit ratings, the existence of third-party insurance, and forward-looking macro-economic factors in the measurement of the expected credit losses associated with its assets carried at amortized cost. The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement.

Changes in Accounting Policies Including Adoption

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes” which eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company is currently evaluating the adoption date and impact, if any, adoption will have on its consolidated and combined financial position and consolidated and combined results of operations.

In January 2020, the FASB issued ASU 2020-01, “Investments—Equity Securities (Topic 321)”, “Investments— Equity Method and Joint Ventures (Topic 323)”, and “Derivatives and Hedging (Topic 815)”, which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company is currently evaluating the adoption date and impact, if any, adoption will have on its consolidated and combined financial position and consolidated and combined results of operations.

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt With Conversion and Other Options (Subtopic 470-20)” and “Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. ASU 2020-06 is effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Adoption is applied on a modified or full retrospective transition approach. The Company is currently evaluating the adoption date and impact, if any, adoption will have on its consolidated and combined financial position and consolidated and combined results of operations.

Financial Instruments and Other Instruments

Fair Value of Financial Instruments

GH Group’s financial instruments consist of cash and cash equivalents, accounts receivables, investments, notes receivable trade payables, accrued liabilities, operating lease liabilities and notes payable. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy. This is described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 – inputs are quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 – inputs are observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable directly or indirectly.

Level 3 – inputs are unobservable inputs for the asset or liability that reflect the reporting entity’s own assumptions and are not based on observable market data.

There have been no transfers between fair value levels during the years.

Other Risks and Uncertainties

Credit Risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure at December 31, 2020 and 2019 is the carrying values of cash and cash equivalents, restricted cash, accounts receivable, and due from related party. The Company does not have significant credit risk with respect to its customers. All cash and cash equivalents are placed with major U.S. financial institutions. The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk but has limited risk as the majority of its sales are transacted with cash.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As of December 31, 2020 and 2019, cash generated from ongoing operations was not sufficient to fund operations and growth strategy as discussed above in “Financial Condition, Liquidity and Capital Resources”.

Currency Risk

The operating results and financial position of the Company are reported in U.S. dollars. Some of the Company’s financial transactions are denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks. The Company’s main risk is associated with fluctuations in Canadian dollars. The Company holds cash in U.S. dollars, investments denominated in U.S. dollars, debt denominated in U.S. dollars and equity denominated in U.S. and Canadian dollars. Such assets and liabilities denominated in currencies other than the U.S. dollar are translated based on the Company’s foreign currency translation policy. As of December 31, 2020 and 2019, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s financial liabilities have fixed rates of interest and therefore expose the Company to a limited interest rate fair value risk.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of investments held in privately-held entities are based on a market approach, which uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

APPENDIX E – CHARTER OF THE AUDIT COMMITTEE OF GLASS HOUSE BRANDS INC.

PURPOSE

The audit committee (the “Audit Committee”) is a committee of the board of directors (the “Board”) of Glass House Brands Inc. (the “Company”). The primary function of the Audit Committee is to assist the directors of the Company in fulfilling their applicable roles by:

a)	recommending to the Board the appointment and compensation of the Company’s external auditor;

b)	overseeing the work of the external auditor, including the resolution of disagreements between the external auditor and management;

c)	pre-approving all non-audit services (or delegating such pre-approval if and to the extent permitted by law) to be provided to the Company by the Company’s external auditor;

d)	satisfying themselves that adequate procedures are in place for the review of the Company’s public disclosure of financial information, other than those described in (g) below, extracted or derived from its financial statements, including periodically assessing the adequacy of such procedures;

e)	establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

f)	reviewing and approving any proposed hiring of current or former partners or employees of the current auditor of the Company; and

g)	reviewing and approving the annual and interim financial statements, related Management Discussion and Analysis (“MD&A”) and other financial information provided by the Company to any governmental body or the public.

The Audit Committee should primarily fulfill these roles by carrying out the activities enumerated in this Charter. However, it is not the duty of the Audit Committee to prepare financial statements, to plan or conduct internal or external audits, to determine that the financial statements are complete and accurate and are in accordance with United States generally accepted accounting principles, to conduct investigations, or to assure compliance with laws and regulations or the Company’s internal policies, procedures and controls, as these are the responsibility of management, and in certain cases, the external auditor.

LIMITATIONS ON AUDIT COMMITTEE’S DUTIES

In contributing to the Audit Committee’s discharge of its duties under this Charter, each member of the Audit Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended to be, or may be construed as, imposing on any members of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject.

Members of the Audit Committee are entitled to rely, absent actual knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, (iii) representations made by management as to the non-audit services provided to the Company by the external auditor, (iv) financial statements of the Company represented to them by a member of management or in a written report of the external auditors to present fairly the financial position of the Company in accordance with generally accepted accounting principles, and (v) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

E-1

COMPOSITION AND MEETINGS

The Audit Committee should be comprised of not less than three directors as determined by the Board, all of whom shall be independent within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”) of the

Canadian Securities Administrators (or exempt therefrom), and free of any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee. All members of the Audit Committee should have (or should gain within a reasonable period of time after appointment) a working familiarity with basic finance and accounting practices. Each member must be “financially literate” within the meaning of NI 52-110 or must become financially literate within a reasonable period of time following his or her appointment. The Audit Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Company or an outside consultant.

The members of the Audit Committee shall be elected by the Board on an annual basis or until their successors shall be duly appointed. Unless a Chair of the Audit Committee (the “Chair”) is elected by the full Board, the members of the Audit Committee may designate a Chair by majority vote of the full Audit Committee membership.

In addition, the Audit Committee members should meet all of the requirements for members of audit committees as defined from time to time under applicable legislation and the rules of any stock exchange on which the Company’s securities are listed or traded.

The Audit Committee should meet at least four times annually, or more frequently as circumstances require. The Audit Committee should meet within forty-five (45) days following the end of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A, and should meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the preceding quarter and year and the related MD&A.

The Audit Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their duties, members of the Audit Committee shall have full access to all corporate information and any other information deemed appropriate by them, and shall be permitted to discuss such information and any other matters relating to the financial position of the Company with senior employees, officers and the external auditor of the Company, and others as they consider appropriate.

For greater certainty, management is indirectly accountable to the Audit Committee and is responsible for the timeliness and integrity of the financial reporting and information presented to the Board.

In order to foster open communication, the Audit Committee or its Chair should meet at least annually with management and the external auditor in separate sessions to discuss any matters that the Audit Committee or each of these groups believes should be discussed privately. In addition, the Audit Committee or its Chair should meet with management quarterly in connection with the Company’s interim financial statements.

A quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Audit Committee or such greater number as the Audit Committee shall by resolution determine.

Meetings of the Audit Committee shall be held from time to time and at such place as any member of the Audit Committee shall determine upon 48 hours’ notice to each of its members. The notice period may be waived by all members of the Audit Committee. Each of the Chair of the Board, the external auditor, the Chief Executive

Officer, the Chief Financial Officer or the Secretary shall be entitled to request that any member of the Audit Committee call a meeting.

This Charter is subject in all respects to the Company’s articles from time to time.

ROLE

As part of its function in assisting the Board in fulfilling its oversight role (and without limiting the generality of the Audit Committee’s role), the Audit Committee should:

(1)	Determine any desired agenda items;

(2)	Review and recommend to the Board changes to this Charter, as considered appropriate from time to time;

(3)	Review the public disclosure regarding the Audit Committee required by NI 52-110;

(4)	Review and seek to ensure that disclosure controls and procedures and internal control over financial reporting frameworks are operational and functional;

(5)	Summarize in the Company’s annual information form the Audit Committee’s composition and activities, as required; and

(6)	Submit the minutes of all meetings of the Audit Committee to the Board upon request.

Documents / Reports Review

(7)	Review and recommend to the Board for approval the Company’s annual and interim financial statements, including any certification, report, opinion, undertaking or review rendered by the external auditor and the related MD&A, as well as such other financial information of the Company provided to the public or any governmental body as the Audit Committee or the Board require.

(8)	Review other financial information provided to any governmental body or the public as they see fit.

(9)	Review, recommend and approve any of the Company’s press releases that contain financial information.

(10)	Seek to satisfy itself and ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and related MD&A and periodically assess the adequacy of those procedures.

External Auditor

(11)	Recommend to the Board the selection of the external auditor, considering independence and effectiveness, and review and recommend the fees and other compensation to be paid to the external auditor. The Audit Committee shall have the ultimate authority to approve all audit engagement terms and fees, including the auditors’ audit plan.

(12)	Review and seek to ensure that all financial information provided to the public or any governmental body, as required, provides for the fair presentation of the Company’s financial condition, financial performance and cash flow.

(13)	Instruct the external auditor that its ultimate client is not management and that it is required to report directly to the Audit Committee, and not management.

(14)	Monitor the relationship between management and the external auditor including reviewing any management letters or other reports of the external auditor and discussing any material differences of opinion between management and the external auditor.

(15)	Review and discuss, on an annual basis, with the external auditor all significant relationships it has with the Company to determine the external auditor’s independence.

(16)	Pre-approve all non-audit services (or delegate such pre-approval, as the Audit Committee may determine and as permitted by applicable Canadian securities laws) to be provided by the external auditor.

(17)	Review the performance of the external auditor and any proposed discharge of the external auditor when circumstances warrant.

(18)	Periodically consult with the external auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the financial statements, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

(19)	Communicate directly with the external auditor and arrange for the external auditor to be available to the Audit Committee and the full Board as needed.

(20)	Review and approve any proposed hiring by the Company of current or former partners or employees of the current (and any former) external auditor of the Company.

Audit Process

(21)	Review the scope, plan and results of the external auditor’s audit and reviews, including the auditor’s engagement letter, the post-audit management letter, if any, and the form of the audit report. The Audit Committee may authorize the external auditor to perform supplemental reviews, audits or other work as deemed desirable.

(22)	Following completion of the annual audit and quarterly reviews, review separately with each of management and the external auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and, if applicable, reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditor received during the course of the audit and, if applicable, reviews.

(23)	Review any significant disagreements among management and the external auditor in connection with the preparation of the financial statements.

(24)	Where there are significant unsettled issues between management and the external auditor that do not affect the audited financial statements, the Audit Committee shall seek to ensure that there is an agreed course of action leading to the resolution of such matters.

Financial Reporting Processes

(25)	Review the integrity of the financial reporting processes, both internal and external, in consultation with the external auditor as they see fit.

(26)	Consider the external auditor’s judgments about the quality, transparency and appropriateness, not just the acceptability, of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, including the degree of aggressiveness or conservatism of its accounting principles and underlying estimates, and whether those principles are common practices or are minority practices.

(27)	Review all material balance sheet issues, material contingent obligations (including those associated with material acquisitions or dispositions) and material related party transactions.

(28)	Review with management and the external auditor the Company’s accounting policies and any changes that are proposed to be made thereto, including all critical accounting policies and practices used, any alternative treatments of financial information that have been discussed with management, the ramification of their use and the external auditor’s preferred treatment and any other material communications with management with respect thereto.

(29)	Review the disclosure and impact of contingencies and the reasonableness of the provisions, reserves and estimates that may have a material impact on financial reporting.

(30)	If considered appropriate, establish separate systems of reporting to the Audit Committee by each of management and the external auditor.

(31)	Periodically consider the need for an internal audit function, if not present.

Risk Management

(32)	Review program of risk assessment and steps taken to address significant risks or exposures of all types, including insurance coverage and tax compliance.

General

(33)	The Audit Committee may at its discretion retain independent counsel, accountants and other professionals to assist it in the conduct of its activities and to set and pay (as an expense of the Company) the compensation for any such advisors.

(34)	Respond to requests by the Board with respect to the functions and activities that the Board requests the Audit Committee to perform.

(35)	Periodically review this Charter and, if the Audit Committee deems appropriate, recommend to the Board changes to this Charter.

(36)	Review the public disclosure regarding the Audit Committee required from time to time by applicable Canadian securities laws, including:

•	The Charter of the Audit Committee;

•	the composition of the Audit Committee;

•	the relevant education and experience of each member of the Audit Committee;

•	the external auditor services and fees; and

•	such other matters as the Company is required to disclose concerning the Audit Committee.

(37)	Perform any other activities as the Audit Committee deems necessary or appropriate including seeking to ensure all regulatory documents are compiled to meet Committee reporting obligations under NI 52-110.

AUDIT COMMITTEE COMPLAINT PROCEDURES

The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The Audit Committee is a committee of the Board and is not and shall not be deemed to be an agent of the Company’s securityholders for any purpose whatsoever. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to the Company securityholders or other liability whatsoever.

APPENDIX F – BUD AND BLOOM AUDITED FINANCIAL STATEMENTS

(FOR THE PERIOD ENDED AUGUST 31, 2019 AND THE YEAR ENDED DECEMBER 31, 2018)

(See attached)

F-1

BUD AND BLOOM

COMBINED FINANCIAL STATEMENTS

AS OF

AUGUST 31, 2019 AND DECEMBER 31, 2018

AND FOR THE PERIOD ENDED

AUGUST 31, 2019 AND YEAR ENDED DECEMBER 31, 2018

BUD AND BLOOM
Index to Combined Financial Statements

Page(s)
Report of Independent Registered Public Accounting Firm	1
Combined Balance Sheets	2
Combined Statements of Operations	3
Combined Statements of Changes in Members’ Deficit	4
Combined Statements of Cash Flows	5
Notes to Combined Financial Statements	6 - 14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members

Bud and Bloom

Opinion on the Combined Financial Statements

We have audited the accompanying combined balance sheets of Bud and Bloom (the “Company”) as of August 31, 2019 and December 31, 2018, and the related combined statements of operations, changes in members’ equity, and cash flows for the period ended August 31, 2019 and for the year ended December 31, 2018, and the related notes to the combined financial statements (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2019 and December 31, 2018, and the combined results of its operations and its cash flows for the period ended August 31, 2019 and for the year ended December 31, 2018, in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

[Signature]

We have served as the Company’s auditor since 2020.

Los Angeles, California

Date TBD

BUD AND BLOOM

Combined Balance Sheets

As of August 31, 2019 and December 31, 2018

	2019	2018
ASSETS
Current Assets:
Cash and Cash Equivalents	$390,290	$234,630
Prepaid Expenses and Other Current Assets	46,287	21,157
Inventory	289,797	141,963
Total Current Assets	726,374	397,750
Deferred Tax Assets	103,611	138,635
Property and Equipment, Net	589,857	638,599
Other Assets	36,000	20,000
TOTAL ASSETS	$1,455,842	$1,194,984
LIABILITIES AND MEMBERS’ DEFICIT
LIABILITIES:
Current Liabilities:
Accounts Payable and Accrued Liabilities	$358,240	$385,496
Income Taxes Payable	776,428	434,547
Current Portion of Notes Payable to Related Parties	2,720,457	-

Total Current Liabilities	3,855,125	820,043

Deferred Rent	220,018	210,602
Notes Payable to Related Parties, Net of Current Portion	-	2,678,642

TOTAL LIABILITIES	4,075,143	3,709,287

MEMBERS’ DEFICIT:
Members’ Deficit	(2,619,301)	(2,514,303)

Total Members’ Deficit	(2,619,301)	(2,514,303)

TOTAL LIABILITIES AND MEMBERS’ DEFICIT	$1,455,842	$1,194,984

The accompanying notes are an integral part of these combined financial statements.

BUD AND BLOOM

Combined Statements of Operations

For The Period Ended August 31, 2019 and For The Year Ended December 31, 2018

	2019	2018
Revenues, Net	$3,809,773	$4,249,638
Cost of Goods Sold	2,232,857	2,890,836

Gross Profit	1,576,916	1,358,802

Expenses:
General and Administrative	920,442	1,350,857
Sales and Marketing	129,010	173,918
Professional Fees	70,592	127,500
Depreciation and Amortization	62,374	90,238

Total Expenses	1,182,418	1,742,513

Income (Loss) from Operations	394,498	(383,711)

Other Expense (Income):
Interest Expense	354,162	256,343
Other Income, Net	(34,742)	(5,092)

Total Other Expense	319,420	251,252

Income (Loss) from Operations Before Provision for Income Taxes	75,078	(634,962)
Provision for Income Taxes	430,205	250,493

Net Loss	$(355,127)	$(885,455)

The accompanying notes are an integral part of these combined financial statements.

BUD AND BLOOM

Combined Statements of Changes in Members’ Equity

For The Period Ended August 31, 2019 and For The Year Ended December 31, 2018

BALANCE AS OF JANUARY 1, 2018	$(1,624,632)

Net Loss	(885,455)

Distributions	(4,216)

BALANCE AS OF DECEMBER 31, 2018	(2,514,303)

Net Loss	(355,127)

Non-Cash Contributions	250,129

BALANCE AS OF AUGUST 31, 2019	$(2,619,301)

The accompanying notes are an integral part of these combined financial statements.

BUD AND BLOOM

Combined Statements of Cash Flows

For The Period Ended August 31, 2019 and For The Year Ended December 31, 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(355,127)	$(885,455)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:
Deferred Tax (Recovery) Expense	35,024	(66,856)
Accrued Interest Capitalized to Notes Payable	153,090	185,376
Amortization of Debt Discount	201,072	70,967
Depreciation and Amortization	62,374	90,238
Changes in Operating Assets and Liabilities:
Prepaid Expenses and Other Current Assets	(25,129)	(21,157)
Inventory	(147,833)	67,459
Other Assets	(16,000)	2,700
Accounts Payable and Accrued Liabilities	(27,256)	356,986
Income Taxes Payable	341,880	246,529
Deferred Rent	9,416	64,124

NET CASH PROVIDED BY OPERATING ACTIVITIES	231,512	110,911

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of Property and Equipment	(13,632)	(15,600)

NET CASH USED IN INVESTING ACTIVITIES	(13,632)	(15,600)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Issuance of Notes Payable to Related Parties	-	50,000
Payments on Notes Payable to Related Parties	(62,219)	(28,401)
Distributions	-	(4,216)

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(62,219)	17,383

NET INCREASE IN CASH AND CASH EQUIVALENTS	155,661	112,694
Cash and Cash Equivalents, Beginning of Period	234,630	121,936

CASH AND CASH EQUIVALENTS , END OF PERIOD	$390,291	$234,630

SUPPLEMENTAL DISCLOSURE FOR CASH FLOW INFORMATION
Cash Paid for Interest	$354,162	$256,343
Cash Paid for Taxes	$330,570	$214,738

NON - CASH TRANSACTIONS
Increase in Notes Payable to Related Parties for relief of Accrued Liabilities	$-	$43,500
Non-Cash Contribution for the Relief of Owner Notes Payable	$250,129	$-

The accompanying notes are an integral part of these combined financial statements.

BUD AND BLOOM

Notes to Combined Financial Statements

For The Period Ended August 31, 2019 and For The Year Ended December 31, 2018

1.	NATURE OF OPERATIONS

Bud and Bloom (“the Company”) consists of the combined financial statements of Saint Gertrude Management Company, LLC (“SGMC”) and Bud and Bloom (“BNB”). The Company is a cannabis company that operates a dispensary in the city of Santa Ana, California.

COVID-19

In March 2020, a global pandemic was declared by the World Health Organization related to the rapidly growing outbreak of a novel strain of coronavirus, COVID-19. The pandemic is having an unprecedented impact on the U.S. economy as federal, state and local governments react to this public health crisis, which has created significant uncertainties. The Company is unable to currently quantify the economic effect, if any, of this increase on the Company’s results of operations.

These developments could have a material adverse impact on the Company’s combined revenues, combined results of operations and cash flows. This situation is rapidly changing and additional impacts to the business may arise that the Company is not aware of currently. The ultimate magnitude and duration of COVID-19, including the extent of its overall impact on the Company’s combined results of operations, financial position, liquidity or capital resources cannot be reasonably estimated at this time.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying combined financial statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and reflect the accounts and operations of the Company and those of the Company’s subsidiaries in which the Company has a controlling financial interest.

All intercompany transactions and balances have been eliminated in combination. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the combined financial position of the Company as of August 31, 2019 and December 31, 2018 and the combined results of operations and cash flows for the period ended August 31, 2019 and the year ended December 31, 2018 have been included. In accordance with the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, “Consolidation” (“ASC 810”), the Company consolidates any variable interest entity (“VIE”), of which the Company is the primary beneficiary.

Basis of Combination

These combined financial statements as of August 31, 2019 and December 31, 2018 and for period ended August 31, 2019 and the year ended December 31, 2018 include the accounts of the Company, its wholly-owned subsidiaries and entities over which the Company has control or common ownership as defined in ASC 810. Subsidiaries over which the Company has control are fully consolidated from the date control commences until the date control ceases. Control exists when the Company has ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity. In assessing control, potential voting rights that are currently exercisable are taken into account.

Use of Estimates

The preparation of the combined financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the combined financial statements and the reported amounts of total net revenue and expenses during the reporting period. The Company regularly evaluates significant estimates and assumptions related to the consolidation or non-consolidation of variable interest entities, estimated useful lives, depreciation of property and equipment, inventory valuation, long-lived asset impairment, fair value of financial instruments, compound financial instruments, deferred income tax asset valuation allowances, incremental borrowing rates, lease terms applicable to lease contracts and going concern. These estimates and assumptions are based on current facts, historical experience and various other factors that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. The actual results the Company experiences may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

BUD AND BLOOM

Notes to Combined Financial Statements

For The Period Ended August 31, 2019 and For The Year Ended December 31, 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

Cash and cash equivalents comprised of cash and highly liquid investments that are readily convertible into known amounts of cash with original maturities of three months or less.

Inventory

Inventory is comprised entirely of finished goods and is stated at the lower of cost or net realizable value, with cost being determined on the first-in, first-out (“FIFO”) method of accounting. Net realizable value is determined as the estimated selling price in the ordinary course of business less estimated costs to sell. The Company periodically reviews inventory for obsolete, redundant and slow-moving goods and any such inventory is written down to net realizable value. Packaging and supplies are initially valued at cost. The reserve estimate for excess and obsolete inventory is based on expected future use. The reserve estimates have historically been consistent with actual experience as evidenced by actual sale or disposal of the goods. As of August 31, 2019 and December 31, 2018, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation and impairment losses, if any. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset using the following terms and methods:

Furniture and Fixtures	5 Years
Leasehold Improvements	Shorter of Lease Term or Economic Life
Equipment and Software	3 – 5 Years

The assets’ residual values, useful lives and methods of depreciation are reviewed at each reporting period and adjusted prospectively if appropriate. An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the combined statements of operations in the period the asset is derecognized.

Impairment of Long-Lived Assets

For purposes of the impairment test, long-lived assets such as property and equipment are grouped with other assets and liabilities at the lowest level for which identifiable independent cash flows are available (“asset group”). The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In order to determine if assets have been impaired, the impairment test is a two-step approach wherein the recoverability test is performed first to determine whether the long-lived asset is recoverable. The recoverability test (Step 1) compares the carrying amount of the asset to the sum of its future undiscounted cash flows using entity-specific assumptions generated through the asset’s use and eventual disposition. If the carrying amount of the asset is less than the cash flows, the asset is recoverable and an impairment is not recorded. If the carrying amount of the asset is greater than the cash flows, the asset is not recoverable and an impairment loss calculation (Step 2) is required. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach or cost approach. The cash flow projection and fair value represents management’s best estimate, using appropriate and customary assumptions, projections and methodologies, at the date of evaluation. The reversal of impairment losses is prohibited.

BUD AND BLOOM

Notes to Combined Financial Statements

For The Period Ended August 31, 2019 and For The Year Ended December 31, 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

BNB accounts for income taxes under the liability approach. Under the liability approach, deferred income taxes are computed by applying enacted laws and currently enacted tax rates to the “temporary” differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized.

SGMC is treated as a partnership for federal and state income tax purposes. Consequently, income taxes are not payable by or provided for SGMC. Members are taxed individually on their share of SGMC’s earnings. Since the members are liable for individual federal and state income taxes on the SGMC’s taxable income, the SGMC may disburse funds necessary to satisfy the members’ estimated personal income tax liabilities. California imposes an LLC fee based on revenue, which is included in the provision for income tax.

Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the combined balance sheet. Effects of enacted tax law changes on deferred tax assets and liabilities are reflected as adjustments to tax expense in the period in which the law is enacted. Deferred tax assets may be reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized.

The Company follows accounting guidance issued by the FASB related to the application of accounting for uncertainty in income taxes. Under this guidance, the Company assesses the likelihood of the financial statement effect of a tax position that should be recognized when it is more likely than not that the position will be sustained upon examination by a taxing authority based on the technical merits of the tax position, circumstances, and information available as of the reporting date.

Convertible Instruments

The Company evaluates and accounts for conversion options embedded in its convertible instruments in accordance with ASC 815, “Accounting for Derivative Instruments and Hedging Activities”. Professional standards generally provide three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. Professional standards also provide an exception to this rule when the host instrument is deemed to be conventional as defined under professional standards as “The Meaning of Conventional Convertible Debt Instrument”.

The Company accounts for convertible instruments (when it has determined that the embedded conversion options should not be bifurcated from their host instruments) in accordance ASC 470, “Accounting for Convertible Securities with Beneficial Conversion Features”, as those professional standards pertain to “Certain Convertible Instruments”. Accordingly, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their earliest date of redemption. The Company also records when necessary deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. ASC 815-40 provides that generally, if an event is not within the entity’s control could or require net cash settlement, then the contract shall be classified as an asset or a liability.

BUD AND BLOOM

Notes to Combined Financial Statements

For The Period Ended August 31, 2019 and For The Year Ended December 31, 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Revenue is recognized by the Company in accordance with ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. Through application of the standard, the Company recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In order to recognize revenue under ASU 2014-09, the Company applies the following five (5) steps:

•	Identify a customer along with a corresponding contract;

•	Identify the performance obligation(s) in the contract to transfer goods or provide distinct services to a customer;

•	Determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods or services to a customer;

•	Allocate the transaction price to the performance obligation(s) in the contract;

•	Recognize revenue when or as the Company satisfies the performance obligation(s).

Revenue is recognized upon the satisfaction of the performance obligation. The Company satisfies its performance obligation and transfers control upon delivery and acceptance by the customer. Fees collected related to taxes that are required to be remitted to regulatory authorities are recorded as liabilities and are not included as a component of revenues. Based on the Company’s assessment, the adoption of this new standard had no impact on the amounts recognized in its combined financial statements.

Cost of Sales

Cost of sales includes the costs directly attributable to product sales.

Advertising Costs

The Company expenses advertising costs as incurred. There were approximately $129,000 and $174,000 in advertising costs during the period ended August 31, 2019 and the year ended December 31, 2018, respectively.

Recently Issued Accounting Standards

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes” which eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company is currently evaluating the adoption date and impact, if any, adoption will have on its combined balance sheets and combined results of operations.

Issued in February 2016, ASU No. 2016-02 established ASC Topic 842, Leases, as amended by subsequent ASUs on the topic, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 requires lessees to apply a two-method approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase. Lessees are required to record a right-of-use asset and a lease liability for all leases with a term greater than 12 months. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases. Lessees will recognize expense based on the effective interest method for finance leases or on a straight-line basis for operating leases. The accounting applied by the lessor is largely unchanged from that applied under the existing lease standard. The Company will be required to record a right-of-use asset and lease liability equal to the present value of the remaining minimum lease payments and will continue to recognize expense on a straight-line basis upon adoption of this standard. The Company expects to record a decrease in long-term prepaid rent, reduction in its deferred rents, and an increase in lease liabilities and right of use assets upon adoption. The Company does not expect any impact to members’ equity (deficit) upon transition. ASU 2016-02 is effective for reporting periods beginning after December 15, 2020 for non-public entities.

BUD AND BLOOM

Notes to Combined Financial Statements

For The Period Ended August 31, 2019 and For The Year Ended December 31, 2018

3.	CONCENTRATIONS OF BUSINESS AND CREDIT RISK

The Company maintains cash at its physical location, which is not currently insured and cash with various U.S. banks and credit unions with balances in excess of the Federal Deposit Insurance Corporation and National Credit Union Share Insurance Fund limits, respectively. The failure of a bank or credit union where the Company has significant deposits could result in a loss of a portion of such cash balances in excess of the insured limit, which could materially and adversely affect the Company’s business, financial condition and results of operations. As of August 31, 2019 and December 31, 2018 and for the period ended August 31, 2019 and the year ended December 31, 2018, the Company has not experienced any losses with regards to its cash balances.

The Company provides credit in the normal course of business to customers located throughout California. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, and other information. There were no customers that comprised more than 10% of the Company’s revenue for the period ended August 31, 2019 and the year ended December 31, 2018.

4.	PROPERTY AND EQUIPMENT

As of August 31, 2019 and December 31, 2018, property and equipment consist of the following:

	2019	2018
Furniture and Fixtures	$7,401	$7,401
Leasehold Improvements	738,178	738,178
Equipment and Software	91,122	77,491

Total Property and Equipment	836,701	823,070

Less Accumulated Depreciation	(246,844)	(184,471)

Property and Equipment, Net	$589,857	$638,599

Depreciation for the period ended August 31, 2019 and the year ended December 31, 2018 was $62,374 and $90,238, respectively.

5.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As of August 31, 2019 and December 31, 2018, accounts payable and accrued liabilities consist of the following:

	2019	2018
Accounts Payable	$243,943	$298,874
Accrued Liabilities	3,783	-
Accrued Payroll and Related Liabilities	12,151	15,180
Sales Tax and Cannabis Taxes	98,363	71,442

Total Accounts Payable and Accrued Liabilities	$358,240	$385,496

BUD AND BLOOM

Notes to Combined Financial Statements

For The Period Ended August 31, 2019 and For The Year Ended December 31, 2018

6.	NOTES PAYABLE TO RELATED PARTIES

As of August 31, 2019 and December 31, 2018, notes payable consist of the following:

	2019	2018
Loans to Owners and Officers	$-	$256,967
Loan to related Parties	2,720,457	2,421,675
Total Notes Payable	2,720,457	2,678,642
Less Current Portion of Notes Payable	(2,720,457)	-

Notes Payable, Net of Current Portion	$-	$2,678,642

The above noted notes payable are all due to related parties of the Company consisting of owners, officers and entities related to the Company’s members or board members of the Company.

The loans to related parties with an outstanding balance of $2,720,457 and $2,421,675 as of August 31, 2019 and December 31, 2018, respectively, were originally issued in October 2016 and matures in October 2021. The holders have the option to convert all but not less than all the outstanding principal and unpaid accrued interest into 50 percent of issued and authorized units of the Company.

On August 31, 2019, the owners of the Company forgave their notes payable due by the Company in the amount of $250,129. The note payable forgiven by the owners of the Company was recorded as a non-cash contribution to the Company.

Subsequent to August 31, 2019 as part of the acquisition by GH Group, Inc., $2,720,457 of related party convertible debt was converted to equity of the Company subsequent to the sale of the Company. See Note 10.

7.	MEMBERS’ DEFICIT

The Company is a limited liability company whereby allocations of profits, losses and distributions, if any, for each fiscal period or year are allocated pro rata in proportion to the member’s capital interest account.

8.	PROVISION FOR INCOME TAXES AND DEFERRED TAXES

Provision for income taxes consists of the following for the period ended August 31, 2019 and the year ended December 31, 2018:

	2019	2018
Current:
Federal	$391,959	$314,669
State	3,222	2,680
Total Current	395,181	317,349
Deferred:
Federal	(8,414)	(38,339)
State	43,438	(28,517)
Total Deferred	35,024	(66,856)
Total Provision for Income Taxes	$430,205	$250,493

BUD AND BLOOM

Notes to Combined Financial Statements

For The Period Ended August 31, 2019 and For The Year Ended December 31, 2018

8.	PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES (Continued)

As of August 31, 2019 and December 31, 2018, the components of deferred tax assets and liabilities were as follows:

	2019	2018
Deferred Tax Assets:
State taxes	$320	$168
Accrued Liabilities	-	4,551
Deferred rent	65,654	58,933
Operating losses	39,478	84,870

Total Deferred Tax Assets	$105,452	$148,522

	2019	2018
Deferred Tax Liabilities:
Property and Equipment	$(1,841)	$(1,194)
Other	-	(8,693)

Total Deferred Tax Liabilities	(1,841)	(9,887)
Net Deferred Tax Assets	$103,611	$138,635

The reconciliation between the effective tax rate on income and the statutory tax rate is as follows for the period ended August 31, 2019 and the year ended December 31, 2018:

	2019	2018
Income tax expense at federal rate	$21,812	$(159,404)
State taxes and fees	3,222	2,512
IRS Section 280E disallowance	138,196	189,953
Uncertain taxpositions	146,312	142,560
Other permanent differences	34,718	(25,450)
Income not taxed at entity level	85,945	100,322

Reported Income Tax Expense	$430,205	$250,493

As the Company operates in the cannabis industry, it is subject to the limits of IRC Section 280E (“Section 280E”) for U.S. federal income tax purposes under which the Company is only allowed to deduct expenses directly related to the sales of product. This results in permanent differences between ordinary and necessary business expenses deemed nonallowable under Section 280E, and the Company deducts all operating expenses on its state tax returns.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

BUD AND BLOOM

Notes to Combined Financial Statements

For The Period Ended August 31, 2019 and For The Year Ended December 31, 2018

8.	PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES (Continued)

A reconciliation of the beginning and ending amount of total unrecognized tax benefits for period ended August 31, 2019 and year ended December 31, 2018 is as follows:

	2019	2018
Balance at Beginning of Period	$298,356	$155,796
IRS Section 280E Positions	146,312	142,560

Balance at End of Period	$444,668	$298,356

The Company has determined that the tax impact of its corporate overhead allocation was not more likely than not to be sustained on the merits as required under ASC 740 due to the evolving interpretations of Section 280E. As a result, the Company included in the balance of total unrecognized tax benefits at August 31, 2019 and December 31, 2018, potential benefits of $444,668 and $298,356, respectively, that if recognized would impact the effective tax rate on income from continuing operations. Unrecognized tax benefits that reduce a net operating loss, similar to tax loss or tax credit carryforwards, are presented as a reduction to deferred income taxes.

The Company’s evaluation of tax positions was performed for those tax years which remain open to for audit. The Company may from time to time, be assessed interest or penalties by the taxing authorities, although any such assessments historically have been minimal and immaterial to the Company’s financial results. In the event the Company is assessed for interest and/or penalties, such amounts will be classified as income tax expense in the financial statements.

As of the August 31, 2019, the federal tax returns since 2017 and state tax returns since 2016 are still subject to adjustment upon audit. No tax returns are currently being examined by any taxing authorities. While it is reasonably possible that certain portions of the unrecognized tax benefit may change from a lapse in applicable statute of limitations, it is not possible to reasonably estimate the effect of any amount of such a change to previously recorded uncertain tax positions in the next 12 months.

9.	COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases property from a related party under a operating lease agreement that specifies minimum rentals. The lease expires in October 2027 and contains certain renewal provisions. The Company records rent expense on a straight-line basis. As of August 31, 2019 and December 31, 2018, deferred rent was $220,018 and $210,602, respectively. The Company’s rent expense was approximately $249,000 and $374,000 for the period ended August 31, 2019 and the year ended December 31, 2018, respectively, and is recorded in general and administrative expenses in the accompanying combined statements of operations.

Future minimum lease payments under non-cancelable operating leases with the related party having an initial or remaining term of more than one year are as follows:

December 31:
Four Months Remaining 2019	$121,800
2020	372,654
2021	383,834
2022	395,350
2023	407,206
Thereafter	1,220,396
Total Future Minimum Lease Payments	$2,901,240

BUD AND BLOOM

Notes to Combined Financial Statements

For The Period Ended August 31, 2019 and For The Year Ended December 31, 2018

9.	COMMITMENTS AND CONTINGENCIES (Continued)

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of these regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulations as of August 31, 2019, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties or restrictions in the future.

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of August 31, 2019, there were no pending or threatening lawsuits that could be reasonably assessed to have resulted in a probable loss to the Company in an amount that can be reasonably estimated. As such, no accrual has been made in the combined financial statements relating to claims and litigations. As of August 31, 2019, there are also no proceedings in which any of the Company’s directors, officers or affiliates is an adverse party to the Company or has a material interest adverse to the Company’s interest.

10.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through __________ , 2021, which is the date these combined financial statements were issued, and has concluded that the following subsequent events have occurred that would require recognition in the combined financial statements or disclosure in the notes to the combined financial statements.

Acquisition by GH Group, Inc.

Subsequent to August 31, 2019, GH Group, Inc. completed the acquisition of the Company for an aggregate consideration of $1,912,000 which is comprised of all cash at closing.

APPENDIX G – MANAGEMENT’S DISCUSSION AND ANALYSIS OF BUD AND BLOOM

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Period Ended August 31, 2019 and the Year Ended December 31, 2018

Overview

Bud and Bloom (“the Company”) consists of the combined financial statements of Saint Gertrude Management Company, LLC (“SGMC”) and Bud and Bloom (“BNB”). The Company is a cannabis company that operates a dispensary in the city of Santa Ana, California.

See “Description of Business” for an overview of the Company and “Regulatory Overview” for details regarding the California regulatory framework.

Recent Developments

Acquisition by GH Group, Inc.

On August 31, 2019, GH Group, Inc (“GH Group”). completed the acquisition of the Company for aggregate consideration of $1,912,000 which is comprised of all cash at closing.

Major Business Lines and Geographies

The Company views its financial results under one business line – the procurement and sale of cannabis retail products in the city of Santa Ana, California.

Geographic Areas

All of the Company’s revenue is derived from the city of Santa Ana, California cannabis market.

Market Update and Objectives

The state of California represents the largest single market for cannabis in the U.S., with over $7 billion in revenues in 2020 and an adult population of over 31 million. The California market is highly fragmented, with over 6,000 cultivation licenses in operation, over 1,000 distribution licenses over 700 operational dispensaries and greater than 1,000 brands. With this backdrop, and with the acquisition of the Company by GH Group, GH Group along with its other retail dispensaries look to expand its retail presence and brand name that allow GH Group to outperform competitors and build superior brand awareness and loyalty.

Results of Operations

The following are the results of our operations for the period end August 31, 2019 and the year ended December 31, 2018:

G-1

	2019	2018
Revenues, Net	$3,809,773	$4,249,638
Cost of Goods Sold	2,232,857	2,890,836

Gross Profit	1,576,916	1,358,802

Exp enses:
General and Administrative	920,442	1,350,857
Sales and Marketing	129,010	173,918
Professional Fees	70,592	127,500
Depreciation and Amortization	62,374	90,238

Total Expenses	1,182,418	1,742,513

Income (Loss) from Operations	394,498	(383,711)

Other Expense (Income):
Interest Expense	354,162	256,343
Other Income, Net	(34,742)	(5,092)

Total Other Exp ense	319,420	251,252

Income (Loss) from Operations Before Provision for Income Taxes	75,078	(634,962)
Provision for Income Taxes	430,205	250,493

Net Loss	$(355,127)	$(885,455)

Revenue

For the period ended August 31, 2019

For the period ended August 31, 2019, revenue was $3.8 million ($5.7 million annualized, which represents an increase of $1.5 million or 34% annualized from $4.2 million for the year ended December 31, 2018. Revenue growth in 2019 was primarily driven by an increase in awareness of the Company’s operations. The Company began operations in Q1 of 2018.

For the year ended December 31, 2018

For the year ended December 31, 2018, revenue was $4.2 million. Revenues during 2018 consists of all retail products sold at its Santa Ana, California location which began sales in Q1 2018.

Cost of Goods Sold

For the period ended August 31, 2019

For the period ended August 31, 2019, cost of goods sold was $2.2 million, which represents an increase of $3.3 million or 16% annualized from the prior year amount of $2.9 million. Cost of goods sold growth in 2019 was primarily driven by an increase in awareness of the Company’s operations. The Company began operations in Q1 of 2018.

For the year ended December 31, 2018

For the year ended December 31, 2018, cost of goods sold was $2.9 million. The Company’s cost of goods sold is a direct result of the Company’s retail operations during 2018.

General and Administrative

For the period ended August 31, 2019

For the period ended August 31, 2019, general and administrative expenses was $0.9 million, which represents a negligible increase (less than 2% increase on an annualized basis) from $1.4 million in 2018.

For the year ended December 31, 2018

For the year ended December 31, 2018, general and administrative expenses was $1.4 million. General and administrative expenses include salary expenses, employee benefits, selling costs and incidental expenses related to its retail operations.

Sales & Marketing

For the period ended August 31, 2019

For the period ended August 31, 2019, sales and marketing expenses was $0.1 million, which represents an increase of $0.2 million or 11% annualized from the prior year amount of $0.2 million. Marketing expenses increased year over year to support the Company’s retail operations, which began Q1 2018.

For the year ended December 31, 2018

For the year ended December 31, 2018, The Company incurred $0.2 million of sales and marketing expenses for general advertising and promotions in various media outlets.

Professional Fees

For the period ended August 31, 2019

For the period ended August 31, 2019, professional fees were $0.1 million, which represents a negligible increase on an annualized basis from $0.1 million in 2018.

For the year ended December 31, 2018

For the year ended December 31, 2018, professional fees were $0.1 million. Professional fees in 2018 represent fees paid to part time operational and accounting consultants and for legal and advisory fees.

Other Expense

For the period ended August 31, 2019

For the period ended August 31, 2019, net other expenses were $0.3 million, which represents a increase of $0.2 million or 91% annualized from the prior year amount of $0.3 million. The increase from 2018 was primarily a result of the increase in our interest expense due to increased debt borrowings in 2019.

For the year ended December 31, 2018

For the year ended December 31, 2018, net other expenses were $0.3 million. Net other expenses in 2018 is primarily represented by interest expense ($0.3 million).

Liquidity and Capital Resources

Overview

Historically, the Company’s primary source of liquidity has been capital contributions by investors and debt issuances. The Company expects to generate positive cash flow from its operations going forward and expects such positive cash flow to be its principal source of future liquidity. In the event sufficient cash flow is not available from operating activities, GH Group may continue to fund the Company from its capital resources in order to meet liquidity needs.

Financial Condition

Cash Flows

The following table summarizes the Company’s combined statement of cash flows from operations for the year end period ended August 31, 2019 and the year ended December 31, 2018:

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:

NET CASH PROVIDED BY OPERATING ACTIVITIES	$231,512	$110,911

CASH FLOWS FROM INVESTING ACTIVITIES:

NET CASH USED IN INVESTING ACTIVITIES	(13,632)	(15,600)

CASH FLOWS FROM FINANCING ACTIVITIES:

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(62,219)	17,383

NET INCREASE IN CASH AND CASH EQUIVALENTS	155,660	112,694
Cash and Cash Equivalents, Beginning of Period	234,630	121,936

CASH AND CASH EQUIVALENTS, END OF PERIOD	$390,291	$234,630

Cash Flow Provided by Operating Activities

For the period ended August 31, 2019

Cash provided by operating activities totaled $0.2 million for the period ended August 31, 2019. This was primarily driven by the net loss incurred of $0.4 million during the period ended August 31, 2019. The use of cash in operations was offset by the increase in income taxes payable ($0.3 million) and non-cash expense of amortization of debt discount ($0.2 million).

For the year ended December 31, 2018

Cash provided by operating activities totaled $0.1 million in 2018. This was primarily driven by the net loss incurred of $0.9 million during the year, offset by increases in accounts payable and accrued liabilities ($0.3) million, increases in income taxes payable ($0.2 million), reduction of inventory ($0.1 million) and non-cash expense from depreciation ($0.1 million) and non-cash interest expense capitalized to notes payable ($0.2 million)

Cash Flow Used in Investing Activities

For the period ended August 31, 2019

Cash used in investing activities totaled $0.01 million for the period ended August 31, 2019 all related to the purchase of property equipment.

For the year ended December 31, 2018

Cash used in investing activities totaled $0.02 million for 2018 all related to the purchase of property and equipment.

Cash Flow (Used In) Provided by Financing Activities

For the period ended August 31, 2019

Cash used in financing activities totaled $0.1 million for the period ended August 31, 2019. This was primarily driven by cash payments on notes payable to related parties ($0.1 million).

For the year ended December 31, 2018

Cash provided by financing activities totaled $0.02 million for 2018. This was primarily driven by cash proceeds from the issuance of notes payable during the period ($0.05 million), offset by payments on notes payable ($0.03 million).

As previously noted, the Company’s primary source of liquidity has been capital contributions and debt capital made available from investors. The Company expects to generate positive cash flow from its operations going forward and expects such positive cash flow to be its principal source of future liquidity. In the event sufficient cash flow is not available from operating activities, GH Group may continue to fund the Company from its capital resources in order to meet liquidity needs. The Company does not have any committed sources of financing, nor significant outstanding capital expenditure commitments.

Contractual Obligations

The Company has contractual obligations to make future payments, including debt agreements and lease agreements from third parties and related parties.

The following table summarizes such obligations as of August 31, 2019:

	2020	2021	2022 - 2023	After 2023	Total
Notes Payable	$2,720,457	$-	$-	$-	$2,720,457
Leases	121,800	372,654	779,184	1,627,602	2,901,240

Total Contractual Obligations	$2,842,257	$372,654	$779,184	$1,627,602	$5,621,697

Transactions with Related Parties

Related Party Debt

The loans to related parties with an outstanding balance of $2,720,457 and $2,421,675 as of August 31, 2019 and December 31, 2018, respectively, were originally issued in October 2016 and matures in October 2021. The holders have the option to convert all but not less than all the outstanding principal and unpaid accrued interest into 50 percent of issued and authorized units of the Company.

On August 31, 2019, the owners of the Company forgave their notes payable due by the Company in the amount of $250,129. The note payable forgiven by the owners of the Company was recorded as a non-cash contribution to the Company.

Subsequent to August 31, 2019 as part of the acquisition by GH Group, Inc., $2,720,457 of related party convertible debt was converted to equity of the Company subsequent to the sale of the Company.

Related Party Operating Leases

The Company leases property from a related party under an operating lease agreement that specifies minimum rentals. The lease expires in October 2027 and contains certain renewal provisions. The Company records rent expense on a straight-line basis. As of August 31, 2019 and December 31, 2018, deferred rent was $220,018 and $210,602, respectively. The Company’s rent expense was approximately $249,000 and $374,000 for the period ended August 31, 2019 and the year ended December 31, 2018, respectively and recorded in general and administrative expenses in the accompanying statements of operations.

Critical Accounting Estimates

Use of Estimates

The preparation of the combined financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the combined financial statements and the reported amounts of total net revenue and expenses during the reporting period. The Company regularly evaluates significant estimates and assumptions related to the consolidation or non-consolidation of variable interest entities, estimated useful lives, depreciation of property and equipment, inventory valuation, long-lived asset impairment, fair value of financial instruments, compound financial instruments, deferred income tax asset valuation allowances, incremental borrowing rates, lease terms applicable to lease contracts and going concern. These estimates and assumptions are based on current facts, historical experience and various other factors that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. The actual results the Company experiences may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

Estimated Useful Lives and Depreciation of Property and Equipment

Depreciation of property and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Impairment of Long-Lived Assets

For purposes of the impairment test, long-lived assets such as property and equipment and definite-lived intangible assets are grouped with other assets and liabilities at the lowest level for which identifiable independent cash flows are available (“asset group”). The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In order to determine if assets have been impaired, the impairment test is a two-step approach wherein the recoverability test is performed first to determine whether the long-lived asset is recoverable. The recoverability test (Step 1) compares the carrying amount of the asset to the sum of its future undiscounted cash flows using entity-specific assumptions generated through the asset’s use and eventual disposition. If the carrying amount of the asset is less than the cash flows, the asset is recoverable and an impairment is not recorded. If the carrying amount of the asset is greater than the cash flows, the asset is not recoverable and an impairment loss calculation (Step 2) is required. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach or cost approach. The cash flow projection and fair value represents management’s best estimate, using appropriate and customary assumptions, projections and methodologies, at the date of evaluation. The reversal of impairment losses is prohibited.

Income Taxes

Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the combined balance sheet. Effects of enacted tax law changes on deferred tax assets and liabilities are reflected as adjustments to tax expense in the period in which the law is enacted. Deferred tax assets may be reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized.

The Company follows accounting guidance issued by the Financial Accounting Standards Board (“FASB”) related to the application of accounting for uncertainty in income taxes. Under this guidance, the Company assesses the likelihood of the financial statement effect of a tax position that should be recognized when it is more likely than not that the position will be sustained upon examination by a taxing authority based on the technical merits of the tax position, circumstances, and information available as of the reporting date.

Convertible Instruments

The Company evaluates and accounts for conversion options embedded in its convertible instruments in accordance with ASC 815, “Accounting for Derivative Instruments and Hedging Activities”. Professional standards generally provide three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. Professional standards also provide an exception to this rule when the host instrument is deemed to be conventional as defined under professional standards as “The Meaning of Conventional Convertible Debt Instrument”.

The Company accounts for convertible instruments (when it has determined that the embedded conversion options should not be bifurcated from their host instruments) in accordance ASC 470, “Accounting for Convertible Securities with Beneficial Conversion Features”, as those professional standards pertain to “Certain Convertible Instruments”. Accordingly, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their earliest date of redemption. The Company also records when necessary deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. ASC 815-40 provides that generally, if an event is not within the entity’s control could or require net cash settlement, then the contract shall be classified as an asset or a liability.

Changes in Accounting Policies Including Adoption

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes” which eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company is currently evaluating the adoption date and impact, if any, adoption will have on its combined financial position and combined results of operations.

In January 2020, the FASB issued ASU 2020-01, “Investments—Equity Securities (Topic 321)”, “Investments— Equity Method and Joint Ventures (Topic 323)”, and “Derivatives and Hedging (Topic 815)”, which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company is currently evaluating the adoption date and impact, if any, adoption will have on its combined financial position and combined results of operations.

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt With Conversion and Other Options (Subtopic 470-20)” and “Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. ASU 2020-06 is effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Adoption is applied on a modified or full retrospective transition approach. The Company is currently evaluating the adoption date and impact, if any, adoption will have on its combined financial position and combined results of operations.

Financial Instruments and Other Instruments

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, trade payables, accrued liabilities and notes payable. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy. This is described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 – inputs are quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 – inputs are observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable directly or indirectly.

Level 3 – inputs are unobservable inputs for the asset or liability that reflect the reporting entity’s own assumptions and are not based on observable market data.

There have been no transfers between fair value levels during the years.

Other Risks and Uncertainties

Credit Risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure at June 29, 2019 is the carrying values of cash and cash equivalents, restricted cash, accounts receivable, and due from related party. The Company does not have significant credit risk with respect to its customers. All cash and cash equivalents are placed with major U.S. financial institutions. The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk but has limited risk as the majority of its sales are transacted with cash.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As of June 29, 2019, cash generated from ongoing operations was not sufficient to fund operations and growth strategy as discussed above in “Financial Condition, Liquidity and Capital Resources”.

Currency Risk

The operating results and financial position of the Company are reported in U.S. dollars. Some of the Company’s financial transactions are denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks. The Company’s main risk is associated with fluctuations in Canadian dollars. The Company holds cash in U.S. dollars, investments denominated in U.S. dollars, debt denominated in U.S. dollars and equity denominated in U.S. and Canadian dollars. Such assets and liabilities denominated in currencies other than the U.S. dollar are translated based on the Company’s foreign currency translation policy. As of June 29, 2019 and June 30, 2018, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s financial liabilities have fixed rates of interest and therefore expose the Company to a limited interest rate fair value risk.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of investments held in privately-held entities are based on a market approach, which uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

APPENDIX H – FARMACY BERKELEY AUDITED ANNUAL FINANCIAL STATEMENTS

(FOR THE YEARS ENDED DECEMBER 31, 2020, DECEMBER 31, 2019 AND DECEMBER 31, 2018)

(See attached)

H-1

iCANN, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

ICANN, LLC
Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members

iCANN, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheets of iCANN, LLC (the “Company”) as of December 31, 2020, 2019 and 2018, and the related statements of operations, changes in members’ equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

[Signature]

We have served as the Company’s auditor since 2021.

Los Angeles, California

Date TBD

iCANN, LLC
Balance Sheets
As of December 31, 2020, 2019 and 2018

	2020	2019	2018
ASSETS
Current Assets:
Cash and Cash Equivalents	$158,928	$37,290	$28,007
Prepaid Expenses	61,528	-	-
Inventory	343,289	-	-
Total Current Assets	563,745	37,290	28,007
Property and Equipment, Net	692,645	684,079	137,352
TOTAL ASSETS	$1,256,390	$721,369	$165,359

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
LIABILITIES:
Current Liabilities:
Accounts Payable and Accrued Liabilities	$875,599	$47,930	$4,902
Income Taxes Payable	209,466	2,400	1,600
Current Portion of Related Party Notes Payable	-	125,500	95,500
Current Portion of Convertible Debt	-	1,084,967	-
Total Current Liabilities	1,085,065	1,260,797	102,002
TOTAL LIABILITIES	1,085,065	1,260,797	102,002
MEMBERS’ EQUITY (DEFICIT):	171,325	(539,428)	63,357
TOTAL LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)	$1,256,390	$721,369	$165,359

The accompanying notes are an integral part of these financial statements.

iCANN, LLC
Statements of Operations
For The Years Ended December 31, 2020, 2019 and 2018

	2020	2019	2018
Revenues, Net	$3,607,307	$-	$-
Cost of Goods Sold	2,621,272	-	-
Gross Profit	986,035	-	-

Expenses:
General and Administrative	1,798,289	60,142	44,771
Sales and Marketing	166,784	9,736	2,728
Professional Fees	71,570	293,208	220,735
Depreciation and Amortization	108,672	-	-
Total Expenses	2,145,315	363,086	268,234
Loss from Operations	(1,159,280)	(363,086)	(268,234)
Other Expense (Income):
Interest Expense	327,104	12,169	-
Interest Income	-	(68)	(127)
Other Expense, Net	32,566	-	-
Total Other Expense (Income), Net	359,670	12,101	(127)
Loss from Operations Before Provision for Income Taxes	(1,518,950)	(375,187)	(268,107)
Provision for Income Taxes	207,868	800	800
Net Loss	$(1,726,818)	$(375,987)	$(268,907)

The accompanying notes are an integral part of these financial statements.

iCANN, LLC
Statements of Changes in Members’ Equity (Deficit)
For The Years Ended December 31, 2020, 2019 and 2018

BALANCE AS OF JANUARY 1, 2018	$(120,086)

Net Loss	(268,907)
Contributions	452,350
BALANCE AS OF DECEMBER 31, 2018	63,357

Net Loss	(375,987)
Equity Component of Convertible Debt	27,202
Distributions	(254,000)

BALANCE AS OF DECEMBER 31, 2019	(539,428)

Net Loss	(1,726,818)
Equity Component of Convertible Debt Amendments	234,462
Conversion of Convertible Debt	2,045,309
Conversion of Related Party Notes Payable	157,800

BALANCE AS OF DECEMBER 31, 2020	$171,325

The accompanying notes are an integral part of these financial statements.

iCANN, LLC
Statements of Cash Flows
For The Years Ended December 31, 2020, 2019 and 2018

	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(1,726,818)	$(375,987)	$(268,907)
Adjustments to Reconcile Net Loss to Net Cash Used In Operating Activities:
Accrued Interest Capitalized to Convertible Debt	36,484	8,825	-
Accrued Interest Capitalized to Related Party Notes	32,300	-	-
Amortization of Debt Discount	258,320	3,344	-
Depreciation and Amortization	108,672	-	-
Changes in Operating Assets and Liabilities:
Prepaid Expenses	(61,528)	-	-
Inventory	(343,289)	-	-
Accounts Payable and Accrued Liabilities	827,669	43,028	(30,421)
Income Taxes Payable	207,066	800	800

NET CASH USED IN OPERATING ACTIVITIES	(661,124)	(319,990)	(298,528)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of Property and Equipment	(117,238)	(546,727)	(137,352)

NET CASH USED IN INVESTING ACTIVITIES	(117,238)	(546,727)	(137,352)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Issuance of Convertible Debt	900,000	1,100,000	-
Proceeds from the Issuance of Related Party Notes Payable	-	30,000	-
Contributions	-	-	452,350
Distributions	-	(254,000)	-

NET CASH PROVIDED BY FINANCING ACTIVITIES	900,000	876,000	452,350

NET INCREASE IN CASH AND CASH EQUIVALENTS	121,638	9,283	16,470
Cash and Cash Equivalents, Beginning of Period	37,290	28,007	11,537

CASH AND CASH EQUIVALENTS, END OF PERIOD	$158,928	$37,290	$28,007

SUPPLEMENTAL DISCLOSURE FOR CASH FLOW INFORMATION
Cash Paid for Taxes	$806	$-	$-

NON - CASH TRANSACTIONS
Conversion of Convertible Debt to Equity	$2,045,309	$-	$-
Conversion of Related Party Notes Payable to Equity	$157,800	$-	$-
Equity Component of Convertible Debt	$-	$27,202	$-
Equity Component of Convertible Debt Amendments	$234,462	$-	$-

The accompanying notes are an integral part of these financial statements.

iCANN, LLC
Notes to Financial Statements
For The Years Ended December 31, 2020, 2019 and 2018

1.	NATURE OF OPERATIONS

iCANN, LLC (“the Company”) is a cannabis company that operates a dispensary in the city of Berkley, California.

COVID-19

In March 2020, a global pandemic was declared by the World Health Organization related to the rapidly growing outbreak of a novel strain of coronavirus, COVID-19. The pandemic is having an unprecedented impact on the U.S. economy as federal, state and local governments react to this public health crisis, which has created significant uncertainties. The Company is unable to currently quantify the economic effect, if any, of this increase on the Company’s results of operations.

These developments could have a material adverse impact on the Company’s revenues, results of operations and cash flows. This situation is rapidly changing and additional impacts to the business may arise that the Company is not aware of currently. The ultimate magnitude and duration of COVID-19, including the extent of its overall impact on the Company’s results of operations, financial position, liquidity or capital resources cannot be reasonably estimated at this time.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying financial statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and reflect the accounts and operations of the Company.

Use of Estimates

The preparation of the financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of total net revenue and expenses during the reporting period. The Company regularly evaluates significant estimates and assumptions related to estimated useful lives, depreciation and amortization of property and equipment, inventory valuation, long-lived asset impairment, fair value of financial instruments, compound financial instruments, deferred income tax asset valuation allowances, incremental borrowing rates, lease terms applicable to lease contracts and going concern. These estimates and assumptions are based on current facts, historical experience and various other factors that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. The actual results the Company experiences may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

Cash and Cash Equivalents

Cash and cash equivalents comprised of cash and highly liquid investments that are readily convertible into known amounts of cash with original maturities of three months or less.

Inventory

Inventory is comprised entirely of finished goods and is stated at the lower of cost or net realizable value, with cost being determined on the first-in, first-out (“FIFO”) method of accounting. Net realizable value is determined as the estimated selling price in the ordinary course of business less estimated costs to sell. The Company periodically reviews inventory for obsolete, redundant and slow-moving goods and any such inventory is written down to net realizable value. Packaging and supplies are initially valued at cost. The reserve estimate for excess and obsolete inventory is based on expected future use. The reserve estimates have historically been consistent with actual experience as evidenced by actual sale or disposal of the goods. As of December 31, 2020, 2019 and 2018, the Company determined that no reserve was necessary.

iCANN, LLC
Notes to Financial Statements
For The Years Ended December 31, 2020, 2019 and 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation, amortization and impairment losses, if any. Depreciation and amortization is calculated on a straight-line basis over the estimated useful life of the asset using the following terms and methods:

Furniture and Fixtures	5 Years
Leasehold Improvements	Shorter of Lease Term or Economic Life
Equipment and Software	3 – 5 Years

The assets’ residual values, useful lives and methods of depreciation and amortization are reviewed at each reporting period and adjusted prospectively if appropriate. An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the statements of operations in the period the asset is derecognized.

Impairment of Long-Lived Assets

For purposes of the impairment test, long-lived assets such as property and equipment are grouped with other assets and liabilities at the lowest level for which identifiable independent cash flows are available (“asset group”). The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In order to determine if assets have been impaired, the impairment test is a two-step approach wherein the recoverability test is performed first to determine whether the long-lived asset is recoverable. The recoverability test (Step 1) compares the carrying amount of the asset to the sum of its future undiscounted cash flows using entity-specific assumptions generated through the asset’s use and eventual disposition. If the carrying amount of the asset is less than the cash flows, the asset is recoverable and an impairment is not recorded. If the carrying amount of the asset is greater than the cash flows, the asset is not recoverable and an impairment loss calculation (Step 2) is required. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach or cost approach. The cash flow projection and fair value represents management’s best estimate, using appropriate and customary assumptions, projections and methodologies, at the date of evaluation. The reversal of impairment losses is prohibited.

Income taxes

The Company is treated as a corporation for federal and state income tax purposes. Consequently the Company accounts for income taxes under the liability approach. Under the liability approach, deferred income taxes are computed by applying enacted laws and currently enacted tax rates to the “temporary” differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized.

Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the balance sheet. Effects of enacted tax law changes on deferred tax assets and liabilities are reflected as adjustments to tax expense in the period in which the law is enacted. Deferred tax assets may be reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized.

The Company follows accounting guidance issued by the FASB related to the application of accounting for uncertainty in income taxes. Under this guidance, the Company assesses the likelihood of the financial statement effect of a tax position that should be recognized when it is more likely than not that the position will be sustained upon examination by a taxing authority based on the technical merits of the tax position, circumstances, and information available as of the reporting date.

iCANN, LLC
Notes to Financial Statements
For The Years Ended December 31, 2020, 2019 and 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Convertible Instruments

The Company evaluates and accounts for conversion options embedded in its convertible instruments in accordance with ASC 815, “Accounting for Derivative Instruments and Hedging Activities”. Professional standards generally provide three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. Professional standards also provide an exception to this rule when the host instrument is deemed to be conventional as defined under professional standards as “The Meaning of Conventional Convertible Debt Instrument”.

The Company accounts for convertible instruments (when it has determined that the embedded conversion options should not be bifurcated from their host instruments) in accordance ASC 470, “Accounting for Convertible Securities with Beneficial Conversion Features”, as those professional standards pertain to “Certain Convertible Instruments”. Accordingly, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their earliest date of redemption. The Company also records when necessary deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. ASC 815-40 provides that generally, if an event is not within the entity’s control could or require net cash settlement, then the contract shall be classified as an asset or a liability.

Revenue Recognition

Revenue is recognized by the Company in accordance with ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. Through application of the standard, the Company recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In order to recognize revenue under ASU 2014-09, the Company applies the following five (5) steps:

•	Identify a customer along with a corresponding contract;
•	Identify the performance obligation(s) in the contract to transfer goods or provide distinct services to a customer;
•	Determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods or services to a customer;
•	Allocate the transaction price to the performance obligation(s) in the contract;
•	Recognize revenue when or as the Company satisfies the performance obligation(s).

Revenue is recognized upon the satisfaction of the performance obligation. The Company satisfies its performance obligation and transfers control upon delivery and acceptance by the customer. Fees collected related to taxes that are required to be remitted to regulatory authorities are recorded as liabilities and are not included as a component of revenues. Based on the Company’s assessment, the adoption of this new standard had no impact on the amounts recognized in its financial statements.

Cost of Goods Sold

Cost of goods sold includes the costs directly attributable to product sales.

Advertising Costs

The Company expenses advertising costs as incurred. There were approximately $166,784, $9,736 and $2,728 in advertising costs during the years ended December 31, 2020, 2019 and 2018, respectively.

iCANN, LLC
Notes to Financial Statements
For The Years Ended December 31, 2020, 2019 and 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

Fair Value

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

In accordance with the fair value accounting requirements, companies may choose to measure eligible financial instruments and certain other items at fair value. The Company has not elected the fair value option for any eligible financial instruments. There have been no transfers between fair value levels during the years ended December 31, 2020, 2019 and 2018.

Financial instruments are measured at amortized cost or at fair value. Financial instruments measured at amortized cost consist of accounts payable, accrued liabilities and income taxes payable wherein the carrying value approximates fair value due to its short-term nature. Other financial instruments measured at amortized cost include notes payable and convertible debt wherein the carrying value at the effective interest rate approximates fair value as the interest rate for notes payable and the interest rate used to discount the host debt contract for convertible debt approximate a market rate for similar instruments offered to the Company.

Recently Issued Accounting Standards

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurements. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. The adoption of this ASU during the year ended December 31, 2020 had no material impact on these financial statements.

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes” which eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company is currently evaluating the adoption date and impact, if any, adoption will have on its balance sheets and results of operations.

iCANN, LLC
Notes to Financial Statements
For The Years Ended December 31, 2020, 2019 and 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Issued in February 2016, ASU No. 2016-02 established ASC Topic 842, Leases, as amended by subsequent ASUs on the topic, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 requires lessees to apply a two-method approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase. Lessees are required to record a right-of-use asset and a lease liability for all leases with a term greater than 12 months. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases. Lessees will recognize expense based on the effective interest method for finance leases or on a straight-line basis for operating leases. The accounting applied by the lessor is largely unchanged from that applied under the existing lease standard. The Company will be required to record a right-of-use asset and lease liability equal to the present value of the remaining minimum lease payments and will continue to recognize expense on a straight-line basis upon adoption of this standard. The Company expects to record a decrease in long-term prepaid rent, reduction in its deferred rents, and an increase in lease liabilities and right of use assets upon adoption. The Company does not expect any impact to members’ equity (deficit) upon transition. ASU 2016-02 is effective for reporting periods beginning after December 15, 2020 for non-public entities.

3.	CONCENTRATIONS OF BUSINESS AND CREDIT RISK

The Company maintains cash at its physical location, which is not currently insured and cash with various U.S. banks and credit unions with balances in excess of the Federal Deposit Insurance Corporation and National Credit Union Share Insurance Fund limits, respectively. The failure of a bank or credit union where the Company has significant deposits could result in a loss of a portion of such cash balances in excess of the insured limit, which could materially and adversely affect the Company’s business, financial condition and results of operations. As of and for the years ended December 31, 2020, 2019 and 2018, the Company has not experienced any losses with regards to its cash balances.

4.	PROPERTY AND EQUIPMENT

As of December 31, 2020, 2019 and 2018, property and equipment consist of the following:

	2020	2019	2018
Furniture and Fixtures	$192,294	$-	$-
Leasehold Improvements	516,878	-	-
Equipment and Software	92,145	-	-
Construction in Progress	-	684,079	137,352
Total Property and Equipment	801,317	684,079	137,352
Less Accumulated Depreciation and Amortization	(108,672)	-	-
Property and Equipment, Net	$692,645	$684,079	$137,352

Depreciation and amortization for the years ended December 31, 2020, 2019 and 2018 was $108,672, $0 and $0, respectively.

iCANN, LLC
Notes to Financial Statements
For The Years Ended December 31, 2020, 2019 and 2018

5.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As of December 31, 2020, 2019 and 2018, accounts payable and accrued liabilities consist of the following:

	2020	2019	2018
Accounts Payable	$396,933	$37,391	$4,902
Accrued Liabilities	291,739	10,539	-
Accrued Payroll and Related Liabilities	53,363	-	-
Sales Tax and Cannabis Taxes	133,564	-	-
Total Accounts Payable and Accrued Liabilities	$875,599	$47,930	$4,902

During the year ended December 31, 2020, the Company began a customer loyalty rewards program that allows members to earn discounts on future purchases. Unused discounts earned by loyalty rewards program members are included in accrued liabilities and recorded as a sales discount at the time a qualifying purchase is made. The value of points accrued as of December 31, 2020 was $291,000. Currently, unused points do not expire in most cases.

6.	RELATED PARTY NOTES PAYABLE

As of December 31, 2020, 2019 and 2018, related party notes payable consist of the following:

	2020	2019	2018
Related Party Notes Payable	$-	$125,500	$95,500
Less Current Portion of Related Party Notes Payable	-	(125,500)	(95,500)
Related Party Notes Payable, Net of Current Portion	$-	$-	$-

The related party notes payable are due on demand and bear no interest. During the year ended December 31, 2020, to induce the holders to convert their amounts due to equity of the Company, the Company agreed to increase the amounts due in the form of additional interest in the amount of $32,300. The total balance converted to equity during the year ended December 31, 2020 was $157,800.

7.	CONVERTIBLE DEBT

As of December 31, 2020, 2019 and 2018, convertible debt consist of the following:

	2020	2019	2018
Convertible Debt	$-	$1,108,825	$-
Less Debt Discount	-	(23,858)	-
Total Convertible Debt	-	1,084,967	-
Less Current Portion of Convertible Debt	-	(1,084,967)	-
Convertible Debt, Net of Current Portion	$-	$-	$-

In July 2019, the Company entered into a letter of intent and a convertible facility term loan agreement with GH Group, Inc. The convertible facility term loan agreement allows up to a $2,000,000 term loan at a 2 percent interest rate and matures 3 years from the date of the first advance under the convertible facility term loan agreement. No prepayments are allowed. The convertible facility term loan agreement is convertible into 10 percent of the Company’s equity on a fully diluted basis and is only convertible upon the Company the final closing as defined in the letter of intent. During the years ended December 31, 2020 and 2019, the Company received $900,000 and $1,100,000 under the convertible facility term loan agreement, respectively. In December 2020, all outstanding principal and interest of $2,045,309 due under the convertible facility term loan agreement, were converted into equity of the Company.

iCANN, LLC
Notes to Financial Statements
For The Years Ended December 31, 2020, 2019 and 2018

8.	MEMBERS’ EQUITY (DEFICIT)

The Company is a limited liability company whereby allocations of profits, losses and distributions, if any, for each fiscal period or year are allocated pro rata in proportion to the member’s capital interest account. Certain members as defined in the operating agreement have a preference on distributions over other members when certain financial metrics are met for an initial period of 8 years. This initial period is automatically extended one additional 8-year term, if during each of the last three years of the initial term the Company’s revenue is $10,000,000.

9.	PROVISION FOR INCOME TAXES AND DEFERRED TAXES

Provision for income taxes consists of the following for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
Current:
Federal	$207,068	$-	$-
State	800	800	800
Total Current	207,868	800	800
Total Provision for Income Taxes	$207,868	$800	$800

As of December 31, 2020, 2019 and 2018, the components of deferred tax assets were as follows:

	2020	2019	2018
Deferred Tax Assets:
Operating losses	$174,412	$40,137	$7,162
Valuation Allowance	(174,412)	(40,137)	(7,162)
Total Deferred Tax Assets	$-	$-	$-

The reconciliation between the effective tax rate on income and the statutory tax rate is as follows for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
Income tax expense at federal rate	$(318,980)	$(78,334)	$(60,450)
State taxes and fees	800	800	800
IRS Section 280E disallowance	347,335	78,334	60,450
State Tax Carryforwards	(134,275)	(32,975)	(7,162)
Increase in Valuation Allowance	134,275	32,975	7,162
Uncertain tax positions	178,713	-	-
Reported Income Tax Expense	$207,868	$800	$800

As the Company operates in the cannabis industry, it is subject to the limits of IRC Section 280E (“Section 280E”) for U.S. federal income tax purposes under which the Company is only allowed to deduct expenses directly related to the sales of product. This results in permanent differences between ordinary and necessary business expenses deemed nonallowable under Section 280E, and the Company deducts all operating expenses on its state tax returns.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

iCANN, LLC
Notes to Financial Statements
For The Years Ended December 31, 2020, 2019 and 2018

9.            PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES Continued)

A reconciliation of the beginning and ending amount of total unrecognized tax benefits for years ended December 31, 2020, 2019 and 2018 is as follows:

	2020	2019	2018
Balance at Beginning of Period	$-	$-	$-
IRS Section 280E Positions	178,713	-	-
Balance at End of Period	$178,713	$-	$-

The Company has determined that the tax impact of its corporate overhead allocation was not more likely than not to be sustained on the merits as required under ASC 740 due to the evolving interpretations of Section 280E. As a result, the Company included in the balance of total unrecognized tax benefits at December 31, 2020, 2019 and 2018, potential benefits of $178,713, $0 and $0, respectively, that if recognized would impact the effective tax rate on income from continuing operations. Unrecognized tax benefits that reduce a net operating loss, similar to tax loss or tax credit carryforwards, are presented as a reduction to deferred income taxes.

The Company’s evaluation of tax positions was performed for those tax years which remain open to for audit. The Company may from time to time, be assessed interest or penalties by the taxing authorities, although any such assessments historically have been minimal and immaterial to the Company’s financial results. In the event the Company is assessed for interest and/or penalties, such amounts will be classified as income tax expense in the financial statements.

As of the December 31, 2020, the federal tax returns since 2018 and state tax returns since 2017 are still subject to adjustment upon audit. No tax returns are currently being examined by any taxing authorities. While it is reasonably possible that certain portions of the unrecognized tax benefit may change from a lapse in applicable statute of limitations, it is not possible to reasonably estimate the effect of any amount of such a change to previously recorded uncertain tax positions in the next 12 months.

10.	COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases property from a related party under an operating lease agreement that specifies minimum rentals. The lease expires in January 2031 and contains certain renewal provisions. The Company’s rent expense was $220,000, $4,955 and $12,576 for the years ended December 31, 2020, 2019 and 2018, respectively, and is recorded in general and administrative expenses in the accompanying statements of operations.

Future minimum lease payments under non-cancelable operating leases with the related party having an initial or remaining term of more than one year are as follows:

December 31:
2021	$240,000
2022	240,000
2023	240,000
2024	240,000
2025	240,000
Thereafter	1,220,000

Total Future Minimum Lease Payments	$2,420,000

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of these regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulations as of December 31, 2020, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties or restrictions in the future.

iCANN, LLC
Notes to Financial Statements
For The Years Ended December 31, 2020, 2019 and 2018

10.	COMMITMENTS AND CONTINGENCIES (Continued)

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatening lawsuits that could be reasonably assessed to have resulted in a probable loss to the Company in an amount that can be reasonably estimated. As such, no accrual has been made in the financial statements relating to claims and litigations. As of December 31, 2020, there are also no proceedings in which any of the Company’s directors, officers or affiliates is an adverse party to the Company or has a material interest adverse to the Company’s interest.

12.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through_______  , 2021, which is the date these financial statements were issued, and has concluded that the following subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Acquisition by GH Group, Inc.

Subsequent to December 31, 2020, GH Group, Inc. (“GH Group”) completed the acquisition of 100% of the Company’s equity interests. Pursuant to the terms of the agreement, GH Group elected to convert its earlier issued convertible notes with a principal amount of $2,000,000 and accrued interest of $45,309 into equity interests of the Company, paid $400,000 in cash to four holders of the Company’s equity interests, issued 7,554,679 Class A Common shares to the holders of the Company’s equity interests; and issued an additional 500,000 Class A Common shares to the Company’s brokers and consultants.

APPENDIX I – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FARMACY BERKELEY

(See attached)

I-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Years Ended December 31, 2020, 2019 and 2018 – iCann

Overview

iCann, LLC (“the Company”) is a cannabis company that operates a dispensary in the city of Berkley, California. See “Description of Business” for an overview of the Company and “Regulatory Overview” for details regarding the California regulatory framework.

Recent Developments

Acquisition by GH Group, Inc.

On January 1, 2021, GH Group, Inc. (“GH Group”) completed the acquisition of 100% of the Company’s equity interests. Pursuant to the terms of the agreement, GH Group elected to convert its earlier issued convertible notes with a principal amount of $2,000,000 and accrued interest of $45,309 into equity interests of the Company, paid $400,000 in cash to four holders of the Company’s equity interests, issued 7,554,679 Class A Common shares to the holders of the Company’s equity interests; and issued an additional 500,000 Class A Common shares to the Company’s brokers and consultants.

Major Business Lines and Geographies

The Company views its financial results under one business line – the procurement and sale of cannabis retail products in the city of Berkley, California.

Geographic Areas

All of the Company’s revenue is derived from the city of Berkley, California cannabis market.

Market Update and Objectives

The state of California represents the largest single market for cannabis in the U.S., with over $7 billion in revenues in 2020 and an adult population of over 31 million. The California market is highly fragmented, with over 6,000 cultivation licenses in operation, over 1,000 distribution licenses over 700 operational dispensaries and greater than 1,000 brands. With this backdrop, and with the acquisition of the Company by GH Group, GH Group along with its other retail dispensaries look to expand its retail presence and brand name that allow GH Group to outperform competitors and build superior brand awareness and loyalty.

Results of Operations

The following are the results of our operations for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
Revenues, Net	$3,607,307	$-	$-
Cost of Goods Sold	2,621,272	-	-
Gross Profit	986,035	-	-

Expenses:
General and Administrative	1,798,289	60,142	44,771
Sales and Marketing	166,784	9,736	2,728
Professional Fees	71,570	293,208	220,735
Depreciation and Amortization	108,672	-	-
Total Expenses	2,145,315	363,086	268,234

Loss from Operations	(1,159,280)	(363,086)	(268,234)

Other Expense (Income):
Interest Expense	327,104	12,169	-
Interest Income	-	(68)	(127)
Other Expense, Net	32,566	-	-
Total Other Expense (Income), Net	359,670	12,101	(127)

Loss from Operations Before Provision for Income Taxes	(1,518,950)	(375,187)	(268,107)
Provision for Income Taxes	207,868	800	800
Net Loss	$(1,726,818)	$(375,987)	$(268,907)

Revenue

For the year ended December 31, 2020

For the year ended December 31, 2020, revenue was $3.6 million, an increase from $0 million for the year ended December 31, 2019. The Company began retail sales in February 2020.

Cost of Goods Sold

For the year ended December 31, 2020

For the year ended December 31, 2020, cost of goods sold was $2.6 million, an increase from $0 million for the year ended December 31, 2019. The Company began retail sales in February 2020.

General and Administrative

For the year ended December 31, 2020

For the year ended December 31, 2020, general and administrative expenses was $1.8 million, an increase of $1.7 million or 2,890% from the prior year amount of $0.1 million. The increase in general and administrative expenses is due to the Company having started sales and ramping up operations in February 2020. In the prior year, the Company was not fully operational and had minor operations.

For the year ended December 31, 2019 and 2018

For the year ended December 31, 2019, general and administrative expenses was $0.1 million, a negligible increase from 2018. In 2019 and in 2018, the Company was not fully operational and had minor operations.

Sales & Marketing

For the year ended December 31, 2020

For the year ended December 31, 2020, sales and marketing expenses was $0.2 million, which represents an increase of $0.2 million or 1,613% from the prior year amount of $0.0 million. Marketing expenses increased year over year to support the Company’s retail operations, which began February 2020.

For the year ended December 31, 2019 and 2018

For the year ended December 31, 2019 and 2018, sales and marketing expenses was negligible as the Company had not begun operations until February 2020.

Professional Fees

For the year ended December 31, 2020

For the year ended December 31, 2020, professional fees were $0.1 million, which represents a decrease of $0.2 million or 76% from $0.3 million in 2019. The decline in professional fees in 2019 was a result of the Company expending much of its up front costs in 2019 and 2018 to start the Company and obtain the cannabis license.

For the year ended December 31, 2019 and 2018

For the year ended December 31, 2019 professional fees were $0.3 million, which represents an increase of $0.1 million or 33% from $0.2 million in 2018. Professional fees for 2019 and 2018 represents fees paid to consultants, outside accountants and legal fees related to starting up the Company and the process of obtaining the cannabis license.

Liquidity and Capital Resources

Overview

Historically, the Company’s primary source of liquidity has been capital contributions by investors and debt issuances. The Company expects to generate positive cash flow from its operations going forward and expects such positive cash flow to be its principal source of future liquidity. In the event sufficient cash flow is not available from operating activities, GH Group may continue to fund the Company from its capital resources in order to meet liquidity needs.

Financial Condition

Cash Flows

The following table summarizes the Company’s combined statement of cash flows from operations for the year end year ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:

NET CASH USED IN OPERATING ACTIVITIES	$(661,124)	$(319,990)	$(298,528)

CASH FLOWS FROM INVESTING ACTIVITIES:

NET CASH USED IN INVESTING ACTIVITIES	(117,238)	(546,727)	(137,352)

CASH FLOWS FROM FINANCING ACTIVITIES:

NET CASH PROVIDED BY FINANCING ACTIVITIES	900,000	876,000	452,350

NET INCREASE IN CASH AND CASH EQUIVALENTS	121,638	9,283	16,470
Cash and Cash Equivalents, Beginning of Period	37,290	28,007	11,537

CASH AND CASH EQUIVALENTS, END OF PERIOD	$158,928	$37,290	$28,007

Cash Flow Used In Operating Activities

For the year ended December 31, 2020

Cash used in operating activities totaled $0.7 million for the year ended December 31, 2020. This was primarily driven by the net loss incurred of $1.7 million during the year ended December 31, 2020. The use of cash in operations was offset by the increase in accounts payable and accrued liabilities ($0.8 million).

For the year ended December 31, 2019

Cash used in operating activities totaled $0.3 million for the year ended December 31, 2019. This was primarily driven by the net loss incurred of $0.4 million during the year ended December 31, 2019. Cash flows from other operating activities during the year ended December 31, 2019 was negligible.

For the year ended December 31, 2018

Cash used in operating activities totaled $0.3 million for the year ended December 31, 2018. This was primarily driven by the net loss incurred of $0.3 million during the year ended December 31, 2018. Cash flows from other operating activities during the year ended December 31, 2018 was negligible.

Cash Flow Used in Investing Activities

For the year ended December 31, 2020

Cash used in investing activities totaled $0.1 million for the year ended December 31, 2020 all related to the purchase of property equipment.

For the year ended December 31, 2019

Cash used in investing activities totaled $0.5 million for the year ended December 31, 2019 all related to the purchase of property equipment.

For the year ended December 31, 2018

Cash used in investing activities totaled $0.1 million for the year ended December 31, 2018 all related to the purchase of property equipment.

Cash Flow Provided by Financing Activities

For the year ended December 31, 2020

Cash provided by financing activities totaled $0.9 million for the year ended December 31, 2020. This was primarily driven by the issuance of convertible debt during the year ($0.9 million).

For the year ended December 31, 2019

Cash provided by financing activities totaled $0.9 million for the year ended December 31, 2019. This was primarily driven by the issuance of convertible debt during the year ($1.13 million), offset by a payment of a distribution to a member ($0.3 million).

For the year ended December 31, 2018

Cash provided by financing activities totaled $0.5 million for the year ended December 31, 2018. This was primarily driven by a contribution ($0.5 million) from a member during the year.

As previously noted, the Company’s primary source of liquidity has been capital contributions and debt capital made available from investors and members. The Company expects to generate positive cash flow from its operations going forward and expects such positive cash flow to be its principal source of future liquidity. In the event sufficient cash flow is not available from operating activities, GH Group may continue to fund the Company from its capital resources in order to meet liquidity needs. The Company does not have any committed sources of financing, nor significant outstanding capital expenditure commitments.

Contractual Obligations

The Company has contractual obligations to make future payments, on related party lease agreements.

The following table summarizes such obligations as of December 31, 2020:

	2021	2022	2023 - 2024	After 2024	Total
Leases	$240,000	$240,000	$480,000	$1,460,000	$2,420,000

Total Contractual Obligations	$240,000	$240,000	$480,000	$1,460,000	$2,420,000

Transactions with Related Parties

The Company leases property from a related party under a operating lease agreement that specifies minimum rentals. The lease expires in January 2031 and contains certain renewal provisions. The Company’s rent expense was $220,000, $4,955 and $12,576 for the years ended December 31, 2020, 2019 and 2018, respectively, and is recorded in general and administrative expenses in the accompanying combined statements of operations.

The Company had various loans with related parties throughout 2020, 2019 and 2018. The outstanding balances of $0, $125,500, and $95,500 as of December 31, 2020, 2019 and 2018, respectively, were due on demand and bear no interest. During the year ended December 31, 2020, to induce the holders to convert their amounts due to equity of the Company, the Company agreed to increase the amounts due in the form of additional interest in the amount of $32,300. The total balance converted to equity during the year ended December 31, 2020 was $157,800.

Critical Accounting Estimates

Use of Estimates

The preparation of the combined financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the combined financial statements and the reported amounts of total net revenue and expenses during the reporting period. The Company regularly evaluates significant estimates and assumptions related to the consolidation or non-consolidation of variable interest entities, estimated useful lives, depreciation and amortization of property and equipment, inventory valuation, long-lived asset impairment, fair value of financial instruments, compound financial instruments, deferred income tax asset valuation allowances, incremental borrowing rates, lease terms applicable to lease contracts and going concern. These estimates and assumptions are based on current facts, historical experience and various other factors that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. The actual results the Company experiences may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

Estimated Useful Lives and Depreciation and Amortization of Property and Equipment

Depreciation and amortization of property and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Impairment of Long-Lived Assets

For purposes of the impairment test, long-lived assets such as property and equipment and definite-lived intangible assets are grouped with other assets and liabilities at the lowest level for which identifiable independent cash flows are available (“asset group”). The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In order to determine if assets have been impaired, the impairment test is a two- step approach wherein the recoverability test is performed first to determine whether the long-lived asset is recoverable. The recoverability test (Step 1) compares the carrying amount of the asset to the sum of its future undiscounted cash flows using entity-specific assumptions generated through the asset’s use and eventual disposition. If the carrying amount of the asset is less than the cash flows, the asset is recoverable and an impairment is not recorded. If the carrying amount of the asset is greater than the cash flows, the asset is not recoverable and an impairment loss calculation (Step 2) is required. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach or cost approach. The cash flow projection and fair value represents management’s best estimate, using appropriate and customary assumptions, projections and methodologies, at the date of evaluation. The reversal of impairment losses is prohibited.

Income Taxes

Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the combined balance sheet. Effects of enacted tax law changes on deferred tax assets and liabilities are reflected as adjustments to tax expense in the period in which the law is enacted. Deferred tax assets may be reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized.

The Company follows accounting guidance issued by the Financial Accounting Standards Board (“FASB”) related to the application of accounting for uncertainty in income taxes. Under this guidance, the Company assesses the likelihood of the financial statement effect of a tax position that should be recognized when it is more likely than not that the position will be sustained upon examination by a taxing authority based on the technical merits of the tax position, circumstances, and information available as of the reporting date.

Convertible Instruments

The Company evaluates and accounts for conversion options embedded in its convertible instruments in accordance with ASC 815, “Accounting for Derivative Instruments and Hedging Activities”. Professional standards generally provide three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. Professional standards also provide an exception to this rule when the host instrument is deemed to be conventional as defined under professional standards as “The Meaning of Conventional Convertible Debt Instrument”.

The Company accounts for convertible instruments (when it has determined that the embedded conversion options should not be bifurcated from their host instruments) in accordance ASC 470, “Accounting for Convertible Securities with Beneficial Conversion Features”, as those professional standards pertain to “Certain Convertible Instruments”. Accordingly, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their earliest date of redemption. The Company also records when necessary deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. ASC 815-40 provides that generally, if an event is not within the entity’s control could or require net cash settlement, then the contract shall be classified as an asset or a liability.

Changes in Accounting Policies Including Adoption

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurements. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. The adoption of this ASU during the year ended December 31, 2020 had no material impact on these financial statements.

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes” which eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company is currently evaluating the adoption date and impact, if any, adoption will have on its combined financial position and combined results of operations.

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt With Conversion and Other Options (Subtopic 470-20)” and “Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. ASU 2020-06 is effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Adoption is applied on a modified or full retrospective transition approach. The Company is currently evaluating the adoption date and impact, if any, adoption will have on its combined financial position and combined results of operations.

Issued in February 2016, ASU No. 2016-02 established ASC Topic 842, Leases, as amended by subsequent ASUs on the topic, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 requires lessees to apply a two-method approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase. Lessees are required to record a right-of-use asset and a lease liability for all leases with a term greater than 12 months. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases. Lessees will recognize expense based on the effective interest method for finance leases or on a straight-line basis for operating leases. The accounting applied by the lessor is largely unchanged from that applied under the existing lease standard. The Company will be required to record a right-of-use asset and lease liability equal to the present value of the remaining minimum lease payments and will continue to recognize expense on a straight-line basis upon adoption of this standard. The Company expects to record a decrease in long-term prepaid rent, reduction in its deferred rents, and an increase in lease liabilities and right of use assets upon adoption. The Company does not expect any impact to members’ equity (deficit) upon transition. ASU 2016-02 is effective for reporting periods beginning after December 15, 2020 for non-public entities.

Financial Instruments and Other Instruments

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, trade payables, accrued liabilities and notes payable. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy. This is described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 – inputs are quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 – inputs are observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable directly or indirectly.

Level 3 – inputs are unobservable inputs for the asset or liability that reflect the reporting entity’s own assumptions and are not based on observable market data.

There have been no transfers between fair value levels during the years.

Other Risks and Uncertainties

Credit Risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure at December 31, 2020, 2019 and 2018 is the carrying values of cash and cash equivalents, restricted cash, accounts receivable, and due from related party. The Company does not have significant credit risk with respect to its customers. All cash and cash equivalents are placed with major U.S. financial institutions. The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk but has limited risk as the majority of its sales are transacted with cash.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As of December 31, 2020, 2019 and 2018, cash generated from ongoing operations was not sufficient to fund operations and growth strategy as discussed above in “Financial Condition, Liquidity and Capital Resources”.

Currency Risk

The operating results and financial position of the Company are reported in U.S. dollars. Some of the Company’s financial transactions are denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks. The Company’s main risk is associated with fluctuations in Canadian dollars. The Company holds cash in U.S. dollars, investments denominated in U.S. dollars, debt denominated in U.S. dollars and equity denominated in U.S. and Canadian dollars. Such assets and liabilities denominated in currencies other than the U.S. dollar are translated based on the Company’s foreign currency translation policy. As of December 31, 2020, 2019 and 2018, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s financial liabilities have fixed rates of interest and therefore expose the Company to a limited interest rate fair value risk.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of investments held in privately-held entities are based on a market approach, which uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

APPENDIX J – ELEMENT 7 AUDITED ANNUAL FINANCIAL STATEMENTS

(FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019)

(See attached)

J-1

E7 CARVE-OUT IN-PROCESS LICENSE PORTFOLIO

COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

E7 CARVE-OUT IN-PROCESS LICENSE PORTFOLIO

Index to Combined Financial Statements

Page(s)
Report of Independent Registered Public Accounting Firm	1
Combined Balance Sheets	2
Combined Statements of Operations	3
Combined Statements of Changes in Members’ Deficit	4
Combined Statements of Cash Flows	5
Notes to Combined Financial Statements	6 - 12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members

E7 Carve-Out In-Process License Portfolio

Opinion on the Combined Financial Statements

We have audited the accompanying combined balance sheets of E7 Carve-Out In-Process License Portfolio (the “Company”) as of December 31, 2020 and 2019, and the related combined statements of operations, changes in members’ deficit, and cash flows for the years then ended, and the related notes to the combined financial statements (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the combined results of its operations and its cash flows for the years ended December 31, 2020 and 2019, in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

[Signature]

We have served as the Company’s auditor since 2021.

Los Angeles, California

Date TBD

E7 CARVE-OUT IN-PROCESS LICENSE PORTFOLIO
Combined Balance Sheets
As of December 31, 2020 and 2019

	2020	2019
ASSETS

Current Assets:
Deposits	61,893	40,393
Intangible assets, net	153,477	109,900
Total Current Assets	215,370	150,293

Operating Lease Right-of-Use Assets, Net	538,066	696,772

TOTAL ASSETS	753,436	847,065

LIABILITIES AND MEMBERS’ DEFICIT

LIABILITIES:
Current Liabilities:
Current portion of operating lease liabilities	155,908	107,906
Due to Element 7 CA, LLC	531,121	244,447
Total Current Liabilities	687,029	352,353

Operating lease liabilities, net of current portion	451,258	607,166

TOTAL LIABILITIES	1,138,287	959,519

MEMBERS’ DEFICIT	(384,851)	(112,454)

TOTAL LIABILITIES AND MEMBERS’ DEFICIT	753,436	847,065

The accompanying notes are an integral part of these combined financial statements

E7 CARVE-OUT IN-PROCESS LICENSE PORTFOLIO
Combined Statements of Operations
For The Years Ended December 31, 2020 and 2019

	2020	2019
Revenues, Net	-	-
Cost of Goods Sold	-	-

Gross Profit	-	-

General and Administrative Expenses	38,225	82,223
Amortization of Operating Lease Right-of-Use Assets	236,172	44,231
Total Operating Expenses	274,397	126,454
Net Loss	(274,397)	(126,454)

The accompanying notes are an integral part of these combined financial statements

E7 CARVE-OUT IN-PROCESS LICENSE PORTFOLIO
Combined Statements of Changes in Members’ Deficit
For The Years Ended December 31, 2020 and 2019

			Total
	Members’	Accumulated	Members’
	Capital	Deficit	Deficit
BALANCE AS OF JANUARY 1, 2019	$-	$-	$-
Members’ Contribution	14,000	-	14,000
Net Loss	-	(126,454)	(126,454)

BALANCE AS OF DECEMBER 31, 2019	14,000	(126,454)	(112,454)

Members’ Contribution	2,000	-	2,000
Net Loss	-	(274,397)	(274,397)

BALANCE AS OF DECEMBER 31, 2020	$16,000	$(400,851)	$(384,851)

The accompanying notes are an integral part of these combined financial statements

E7 CARVE-OUT IN-PROCESS LICENSE PORTFOLIO
Combined Statements of Changes in Members’ Deficit
For The Years Ended December 31, 2020 and 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	(274,397)	(126,454)
Adjustments to Reconcile Net Loss
to Net Cash Used in Operating Activities:
Amortization of Operating Lease Right-of-Use Assets	236,172	44,231
Changes in Operating Assets and Liabilities:
Deposits	(21,500)	(40,393)
Operating Lease Right-of-Use Assets, Net	(185,372)	(25,931)

NET CASH USED IN OPERATING ACTIVITIES	(245,097)	(148,547)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of Intangibles Assets	(43,577)	(109,900)

NET CASH USED IN INVESTING ACTIVITIES	(43,577)	(109,900)

CASH FLOWS FROM FINANCING ACTIVITIES:
Contributions from Members	2,000	14,000
Proceeds from Related Party Loans	286,674	244,447

NET CASH PROVIDED BY FINANCING ACTIVITIES	288,674	258,447

CHANGE IN CASH AND CASH EQUIVALENTS	-	-
Cash and Cash Equivalents, Beginning of Period	-	-

CASH AND CASH EQUIVALENTS, END OF PERIOD	-	-

SUPPLEMENTAL DISCLOSURE FOR CASH FLOW INFORMATION
Recognition of Right-of-Use Assets and Operating Leases	-	727,043

The accompanying notes are an integral part of these combined financial statements

E7 CARVE-OUT IN-PROCESS LICENSE PORTFOLIO
Notes to Combined Financial Statements
For The Years Ended December 31, 2020 and 2019

1.	NATURE OF OPERATIONS

E7 Carve-Out In-Process License Portfolio (“E7 Carve-Out” or the “Company”), is a collection of 16 in-process applications for cannabis dispensary licenses in the state of California, each held in a dedicated limited liability company that are currently held by sixteen entities that are majority owned by Element 7 CA, LLC and a seventeenth entity that may be created prior to the close of the transaction to apply for a retail cannabis license in Moreno Valley located in Riverside County, California. The E7 Carve-Out is the result of identified opportunities for license development for the retail cannabis industry in the state of California.

Going Concern

These combined financial statements have been prepared on a going concern basis in accordance with Accounting Standards Update No. 2014-15 (ASU 2014-15), “Presentation of Financial Statements—Going Concern” (Subtopic 205-40). This going concern basis of presentation assumes that the Company will continue in operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company will be acquired by GH Group, Inc. as further described in footnote 7. This will further help the Company in financing its operations. As of December 31, 2020, the company is still in its pre-operation stage and has incurred an accumulated deficit of $384,851.

These combined financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis were not appropriate for these combined financial statements, then adjustments would be necessary in the carry value of the assets and liabilities, the reported revenue and expenses and the classifications used in the statement of financial position. Such differences in amounts could be material.

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation and Statement of Compliance

The combined financial statements as of December 31, 2020 and 2019 (the “financial statements”), have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Basis of Measurement

These combined financial statements have been prepared on the going concern basis, under the historical cost convention, except for certain financial instruments that are measured at fair value as described herein.

Basis of Combination

The combined financial statements for the years ended December 31, 2020 and 2019 include the accounts of the Company and its affiliates which are under common control of the management.

Control exists when the Company has power over an affiliate, when the Company is exposed, or has rights, to variable returns from the affiliate, and when the Company has the ability to affect those returns through its power over the affiliate. The financial statements of entities controlled by the Company by virtue of agreements are fully consolidated from the date that control commences and deconsolidated from the date control ceases.

The financial statements of the affiliates are prepared for the same reporting period as the Company, using consistent accounting policies.

Use of Estimates

The preparation of the combined financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the combined financial statements and the

E7 CARVE-OUT IN-PROCESS LICENSE PORTFOLIO

Notes to Combined Financial Statements

For The Years Ended December 31, 2020 and 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

reported amounts of total net revenue and expenses during the reporting period. These estimates and assumptions are based on current facts, historical experience and various other factors that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. The actual results the Company experiences may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations.

Intangible Assets

Intangible assets are recorded at cost, less accumulated amortization and impairment losses. Amortization is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any. Intangible assets, which include costs to obtain dispensary licenses including: license and permit fees. The useful life of licenses (when obtained) is determined to be 15 years, with amortization of licenses only commencing at the start of their useful life. Such assets are tested annually for impairment, or more frequently, if events or changes in circumstances indicate that they might be impaired. The estimated useful lives, residual values, and amortization methods are reviewed at each year-end, and any changes in estimates are accounted for prospectively. The retail cannabis licenses for all 16 entities are all in the application stage at December 31, 2020 and 2019.

Basis of Combination

These combined financial statements as of and for the years ended December 31, 2020 and 2019 include sixteen (16) entities controlled by Robert DiVito (Founder and CEO of Element 7 CA, LLC) or Joshua Black (Co-Founder), collectively (“Founders) and thereby establishes a common controlling financial interest in the respective entities. As noted under ASC 810-10-55-1B, combined financial statements might be used to present the financial statements of entities under common management. Element 7 CA, LLC is a California limited liability company engaged in the pursuit of cannabis retail dispensary licenses in various jurisdictions in the state of California that holds the ownership interests described in the below table.

The following are the Company’s principal wholly-owned or controlled subsidiaries and or affiliates that are included in these combined financial statements as of December 31, 2020 and 2019 and for the years then ended:

			Ownership
Entities	Location	Purpose	2020	2019
Element 7 American Canyon LLC	Napa, CA	Cannabis retail	100%	100%
PH Investments Group, LLC	Ventura, CA	Cannabis retail	100%	100%
Element 7 Willits LLC	Medocino, CA	Cannabis retail	100%	N/A
Element 7 Mendota LLC	Fresno, CA	Cannabis retail	100%	100%
E7 Dunsmuir LLC	Siskiyou, CA	Cannabis retail	90%	90%
Element 7 Lemon Grove, LLC	San Diego, CA	Cannabis retail	70%	100%
E7 Eureka LLC	Humboldt, CA	Cannabis retail	100%	100%
Element 7 Walnut Creek, LLC	Contra Costa, CA	Cannabis retail	100%	100%
Element 7 Willows, LLC	Glenn, CA	Cannabis retail	100%	100%
E7 Napa City, LLC	Napa, CA	Cannabis retail	100%	100%
E7 Lompoc LLC	Santa Barbara, CA	Cannabis retail	100%	100%
Element 7 Chula Vista, LLC	San Diego, CA	Cannabis retail	100%	100%
Element 7 SF2 LLC	San Francisco, CA	Cannabis retail	80%	N/A
E7 Salinas, LLC	Monterey, CA	Cannabis retail	92%	92%
Element 7 San Luis Obispo, LLC	San Luis Obispo, CA	Cannabis retail	94%	100%
Element 7 Hesperia LLC	San Bernardino, CA	Cannabis retail	100%	100%

E7 CARVE-OUT IN-PROCESS LICENSE PORTFOLIO

Notes to Combined Financial Statements

For The Years Ended December 31, 2020 and 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leased Assets

The Company adopted Audit Standards Update (“ASU”) 2016-02, “Leases (Topic 842)” (“ASC 842”) using the full retrospective approach, which provides a method for recording existing leases at adoption using the effective date as its date of initial application. Accordingly, the Company has recorded its leases at inception of the Company. The Company elected the package of practical expedients provided by ASC 842, which forgoes reassessment of the following upon adoption of the new standard: (1) whether contracts contain leases for any expired or existing contracts, (2) the lease classification for any expired or existing leases, and (3) initial direct costs for any existing or expired leases. In addition, the Company elected an accounting policy to exclude from the balance sheet the right-of-use assets and lease liabilities related to short-term leases, which are those leases with a lease term of twelve months or less that do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

The Company applies judgment in determining whether a contract contains a lease and if a lease is classified as an operating lease or a finance lease. The Company applies judgement in determining the lease term as the non-cancellable term of the lease, which may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. All relevant factors that create an economic incentive for it to exercise either the renewal or termination are considered. The Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate. In adoption of ASC 842, the Company applied the practical expedient which applies hindsight in determining the lease term and assessing impairment of right-of-use assets by using its actual knowledge or current expectation as of the effective date. The Company also applies judgment in allocating the consideration in a contract between lease and non-lease components. It considers whether the Company can benefit from the right-of-use asset either on its own or together with other resources and whether the asset is highly dependent on or highly interrelated with another right of-use asset. Lessees are required to record a right of use asset and a lease liability for all leases with a term greater than twelve months. Lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected remaining lease term. The incremental borrowing rate is determined using estimates which are based on the information available at commencement date and determines the present value of lease payments if the implicit rate is unavailable. Based on the implementation of this new standard, the Company recognized right-of-use assets and lease liabilities in its combined financial statements.

Income Taxes

The E7 Carve-Out are treated as a partnership for federal and state income tax purposes. Consequently, income taxes are not payable by or provided for E7 Carve-Out. Members are taxed individually on their share of E7 Carve-Out’ earnings. Since the members are liable for individual federal and state income taxes on the E7 Carve-Out’ taxable income, the E7 Carve-Out may disburse funds necessary to satisfy the members’ estimated personal income tax liabilities. California imposes an LLC fee based on revenue, which is included in the provision for income tax. However, as none of the in-process license applications comprising the E7 Carve-Out have been granted final licenses, there are no operations and no revenues associated with the E7 Carve-Out, and thus no related California LLC fee.

Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the combined balance sheet. Effects of enacted tax law changes on deferred tax assets and liabilities are reflected as adjustments to tax expense in the period in which the law is enacted. Deferred tax assets may be reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized.

The Company follows accounting guidance issued by the FASB related to the application of accounting for uncertainty in income taxes. Under this guidance, the Company assesses the likelihood of the financial statement effect of a tax position that should be recognized when it is more likely than not that the position will be sustained upon examination by a taxing authority based on the technical merits of the tax position, circumstances, and information available as of the reporting date.

E7 CARVE-OUT IN-PROCESS LICENSE PORTFOLIO

Notes to Combined Financial Statements

For The Years Ended December 31, 2020 and 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Standards

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes” which eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company is currently evaluating the adoption date and impact, if any, adoption will have on its combined balance sheet and combined results of operations.

In January 2020, the FASB issued ASU 2020-01, “Investments—Equity Securities (Topic 321)”, “Investments—Equity Method and Joint Ventures (Topic 323)”, and “Derivatives and Hedging (Topic 815)”, which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company is currently evaluating the adoption date and impact, if any, adoption will have on its combined balance sheet and combined results of operations.

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt With Conversion and Other Options (Subtopic 470-20)” and “Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. ASU 2020-06 is effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Adoption is applied on a modified or full retrospective transition approach. The Company is currently evaluating the adoption date and impact, if any, adoption will have on its combined balance sheet and combined results of operations.

3.	INTANGIBLE ASSETS

As of December 31, 2020, and 2019, intangible assets consist of the following:

	2020	2019
License and Permit Fees	$153,477	$109,900

Less Accumulated Amortization	-	-

Intangible Assets, net	$153,477	$109,900

The licenses are in the application stage as such, the amortization has not commenced and no indication of events or changes in circumstances that would require impairment as of December 31, 2020 and 2019

E7 CARVE-OUT IN-PROCESS LICENSE PORTFOLIO

Notes to Combined Financial Statements

For The Years Ended December 31, 2020 and 2019

4.	LEASES

Operating Lease Liabilities

As a result of the adoption of ASC 842 the Company has changed its accounting policy for leases. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and accrued obligations under operating lease (current and non-current) liabilities in the combined balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets are classified as a finance lease or an operating lease. A finance lease is a lease in which 1) ownership of the property transfers to the lessee by the end of the lease term; 2) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise; 3) the lease is for a major part of the remaining economic life of the underlying asset; 4) The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already included in the lease payments equals or exceeds substantially all of the fair value; or 5) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. The Company classifies a lease as an operating lease when it does not meet any one of these criteria.

ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Certain operating leases contain renewal options that provide for rent increases based on prevailing market conditions.

The Company leases commercial real estate assets which it plans to use for corporate purposes and the production and sale of cannabis products. Leases with an initial term of 12 months or less are not recorded on the combined balance sheets and are expensed in the combined statements of operations on the straight-line basis over the lease term.

The below are the details of the lease cost and other disclosures regarding the Company’s leases as of December 31, 2020 and 2019:

	2020	2019
Operating lease cost	$236,172	$44,231

Cash flow for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	$185,372	$25,931

Non-cash additions to right-of-use assets and lease liabilities:
Recognition of right-of-use assets and operating leases	$-	$727,043

Amount representing operating leases	$607,166	$715,072

Weight average remaining lease term (years) - operating leases	3	4

Weighted average discount rate - operating leases	16.50%	16.50%

The discount rate used to determine the commencement date present value of lease payments is the interest rate implicit in the lease, or when that is not readily determinable, the Company utilizes its secured borrowing rate. ROU assets include any lease payments required to be made prior to commencement and exclude lease incentives. Both ROU assets and lease liabilities exclude variable payments not based on an index or rate, which are treated as period costs. The Company’s lease agreements do not contain significant residual value guarantees, restrictions or covenants. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

Operating Lease Liabilities and Right-of-Use Assets

The Company leases certain business facilities from third parties under non-cancellable operating lease agreements that specify minimum rentals. The operating leases require monthly payments ranging from $2,331 to $16,000 and expire through October 2024.

E7 CARVE-OUT IN-PROCESS LICENSE PORTFOLIO

Notes to Combined Financial Statements

For The Years Ended December 31, 2020 and 2019

4.	LEASES (Continued)

Future minimum operating lease payments under non-cancelable operating leases is as follows:

December 31:
2021	$233,372
2022	232,441
2023	224,000
2024	195,000

Total future minimum lease payments	884,813

Total amount representing interest	(277,647)

Total amount representing present value	607,166

Current portion of operating lease liabilities	(155,908)

Operating lease liabilities, net of current portion	$451,258

The following are changes in right-of-use assets during the years ended December 31, 2020 and 2019:

Balance as of January 1, 2019	$-

Recognition of right-of-use assets for operating leases	727,043
Non-cash operating lease costs	(30,271)

Balance as of December 31, 2019	696,772

Recognition of right-of-use assets for operating leases	-
Non-cash operating lease costs	(158,706)

Balance as of December 31, 2020	$538,066

5.	COMMITMENTS AND CONTINGENCIES

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of these regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulations as of December 31, 2020 and 2019, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties or restrictions in the future.

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatening lawsuits that could be reasonably assessed to have resulted in a probable loss to the Company in an amount that can be reasonably estimated. As such, no accrual has been made in the combined financial statements relating to claims and litigations. As of December 31, 2020, there are also no proceedings in which any of the Company’s directors, officers or affiliates is an adverse party to the Company or has a material interest adverse to the Company’s interest.

E7 CARVE-OUT IN-PROCESS LICENSE PORTFOLIO

Notes to Combined Financial Statements

For The Years Ended December 31, 2020 and 2019

6.	RELATED PARTY TRANSACTIONS

Incubation Services

Each of the 16 limited liability companies that comprise the E7 Carve-Out have entered into a Services and Incubation Agreement (the “Services and Incubation Agreement”) with Element 7 CA, LLC, pursuant to which Element 7 CA, LLC agreed to perform certain advisory and business “incubation” services for each of the 16 limited liability companies that comprise the E7 Carve-Out (collectively, the “Incubation”). No payments have been charged by Element 7 CA, LLC at December 31, 2020 and 2019 relating to this.

Related Party Loans

Element 7 CA, LLC has paid certain fees and expenses on behalf of the E7 Carve-Out entities pursuant to the Services and Incubation Agreements, resulting in the Element 7 CA, LLC being a lender to the E7 Carve-Out via unsecured debt with no payment terms. The total amount outstanding under this arrangement was $531,120 and $244,447 as of December 31, 2020 and 2019, respectively.

7.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through _______ , 2021, which is the date these combined financial statements were issued and has concluded that the following subsequent events have occurred that would require recognition in the combined financial statements or disclosure in the notes to the combined financial statements.

Proposed Transaction

Element 7 CA, LLC has executed an agreement with GH Group, Inc. whereby GH Group has the right, subject to satisfactory completion of due diligence and other conditions, to acquire the E7 Carve-Out entities. Each of the E7 Carve-Out entities will be prior to the close of the proposed transaction or are in the process of applying for up to 17 local retail cannabis licenses in California.

A subsidiary of GH Group will have the right to acquire membership interests of the E7 Carve-Out entities, by way of merger, in exchange for shares of a publicly traded entity with which GH Group has entered into a letter of intent to be acquired, with shares issued at $10.00 per share. This could result in the issuance of up to 2,400,000 shares in the amount of up to $24 million.

COVID-19

In March 2020, a global pandemic was declared by the World Health Organization related to the rapidly growing outbreak of a novel strain of coronavirus, COVID-19. The pandemic is having an unprecedented impact on the U.S. economy as federal, state and local governments react to this public health crisis, which has created significant uncertainties. The COVID-19 pandemic has also led to disruption and volatility in the global capital markets, which could increase the cost of and accessibility to capital. Given that the COVID-19 pandemic has caused a significant economic slowdown, it appears increasingly likely that it could cause a global recession, which could be of an unknown duration, which would have a significant impact on our ongoing operations and cash flows. In addition, there has been a recent spike in the number of reported COVID-19 cases in many states where a substantial portion of the Company’s business and operations is located. The Company is unable to currently quantify the economic effect, if any, of this increase on the Company’s results of operations.

7.	SUBSEQUENT EVENTS (Continued)

These developments could have a material adverse impact on the Company’s revenues, results of operations and cash flows. This situation is rapidly changing and additional impacts to the business may arise that the Company is not aware of currently. The ultimate magnitude and duration of COVID-19, including the extent of its overall impact on the Company’s results of operations, financial position, liquidity or capital resources cannot be reasonably estimated at this time.

APPENDIX K – MANAGEMENT’S DISCUSSION AND ANALYSIS OF ELEMENT 7

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Years Ended December 31, 2020 and December 31, 2019

Overview

E7 Carve-Out In-Process License Portfolio (“E7 Carve-Out” or the “Company”) is a collection of 16 in-process applications for cannabis dispensary licenses in the state of California, each held in a dedicated limited liability company that are currently held by sixteen entities that are majority owned by Element 7 CA, LLC and a seventeenth entity that may be created prior to the close of the transaction to apply for a retail cannabis license in Moreno Valley located in Riverside County, California. The E7 Carve-Out is the result of identified opportunities for license development for the retail cannabis industry in the state of California.

No final licenses have been granted pursuant to any of these 16 license applications. As such, there are no revenues or operations associated with the E7 Carve-Out.

Major Business Lines and Geographies

The Company presents its financial results under one business line representing the deferred asset created through the process of applying for cannabis retail dispensary licenses in the State of California.

Applications for Cannabis Dispensary Licenses

The following are 16 the limited liability companies that comprise the E7 Carve-Out, as well as the percent of owned by the respective limited liability company at December 31, 2020 and December 31, 2019.

			Ownership
Entities	Location	Purpose	2020	2019
Element 7 American Canyon LLC	Napa, CA	Cannabis retail	100%	100%
PH Investments Group, LLC	Ventura, CA	Cannabis retail	100%	100%
Element 7 Willits LLC	Medocino, CA	Cannabis retail	100%	N/A
Element 7 Mendota LLC	Fresno, CA	Cannabis retail	100%	100%
E7 Dunsmuir LLC	Siskiyou, CA	Cannabis retail	90%	90%
Element 7 Lemon Grove, LLC	San Diego, CA	Cannabis retail	70%	100%
E7 Eureka LLC	Humboldt, CA	Cannabis retail	100%	100%
Element 7 Walnut Creek, LLC	Contra Costa, CA	Cannabis retail	100%	100%
Element 7 Willows, LLC	Glenn, CA	Cannabis retail	100%	100%
E7 Napa City, LLC	Napa, CA	Cannabis retail	100%	100%
E7 Lompoc LLC	Santa Barbara, CA	Cannabis retail	100%	100%
Element 7 Chula Vista, LLC	San Diego, CA	Cannabis retail	100%	100%
Element 7 SF2 LLC	San Francisco, CA	Cannabis retail	80%	N/A
E7 Salinas, LLC	Monterey, CA	Cannabis retail	92%	92%
Element 7 San Luis Obispo, LLC	San Luis Obispo, CA	Cannabis retail	94%	94%
Element 7 Hesperia LLC	San Bernardino, CA	Cannabis retail	100%	100%

Geographic Areas

All E7 Carve-Out activities are in the State of California

Market Update and Objectives

The state of California represents the largest single market for cannabis in the U.S., with over $7 billion in revenues in 2020 and an adult population of over 31 million. The California market is highly fragmented, with over 6,000 cultivation licenses in operation, over 1,000 distribution licenses over 700 operational dispensaries and greater than 1,000 brands.

Results of Operations

No final licenses have been granted pursuant to any of these 16 license applications. As such, there are no revenues or operations associated with the E7 Carve-Out. Expenditures have been capitalized to the E7 Carve-Out balance sheet, represented as a deferred asset created through the process of applying for cannabis retail dispensary licenses in the State of California.

Revenue

2020

No final licenses have been granted pursuant to any of these 16 license applications. As such, there are no revenues associated with the E7 Carve-Out.

2019

No final licenses have been granted pursuant to any of these 16 license applications. As such, there are no revenues associated with the E7 Carve-Out.

Cost of Goods Sold

2020

No final licenses have been granted pursuant to any of these 16 license applications. As such, there is no cost of goods sold associated with the E7 Carve-Out.

2019

No final licenses have been granted pursuant to any of these 16 license applications. As such, there is no cost of goods sold associated with the E7 Carve-Out.

General and Administrative

2020

During the year, E7 Carve-Out incurred expenses of $274,397 in relation to the costs of acquiring retail dispensary licenses, these expenses are inclusive of $236,172 relating to the amortization of Right-of-use operating leases.

2019

During the year, E7 Carve-Out incurred expenses of $126,454 in relation to the costs of acquiring retail dispensary licenses, these expenses are inclusive of $44,231 relating to the amortization of Right-of-use operating leases.

Sales & Marketing

2020

No final licenses have been granted pursuant to any of these 16 license applications. As such, there are no sales and marketing expenses associated with the E7 Carve-Out.

2019

No final licenses have been granted pursuant to any of these 16 license applications. As such, there are no sales and marketing expenses associated with the E7 Carve-Out.

Professional Fees

2020

No final licenses have been granted pursuant to any of these 16 license applications. As such, there are no professional fees associated with the E7 Carve-Out.

2019

No final licenses have been granted pursuant to any of these 16 license applications. As such, there are no professional fees associated with the E7 Carve-Out.

Other Expense

2020

No final licenses have been granted pursuant to any of these 16 license applications. As such, there are no other expenses associated with the E7 Carve-Out.

2019

No final licenses have been granted pursuant to any of these 16 license applications. As such, there are no other expenses associated with the E7 Carve-Out.

Liquidity and Capital Resources

Overview

The primary source of liquidity for the E7 Carve-Out has been a series of Services and Incubation Agreements (the “Services and Incubation Agreements”) between each of the 16 limited liability companies that comprise the E7 Carve-Out and Element 7, LLC, whereby Element 7, LLC agreed to perform certain advisory and business “incubation” services for each of the 16 limited liability companies that comprise the E7 Carve-Out (and incur certain fees and expenses on behalf of these E7 Carve-Out entities as part of and as performance for such services) (collectively, the “Incubation”).

Total working capital as of December 31, 2020 and 2019 was ($472K) and ($202K), respectively. The decrease in working capital is related to payments made by a related party on behalf of E7 Carve-Out as E7 Carve-Out is attempting to acquire licenses.

Contractual Obligations

The E7 Carve-Out has contractual obligations to make future payments, specifically lease agreements from third parties. The Company leases certain business facilities from third parties under non-cancellable operating lease agreements that specify minimum rentals. The operating leases require monthly payments ranging from $2,331 to $16,000 and expire through October 2024.

Future minimum operating lease payments under non-cancelable operating leases is as follows:

December 31:
2021	$233,372
2022	232,441
2023	224,000
2024	195,000

Total future minimum lease payments	884,813

Total amount representing interest	(277,648)

Total amount representing present value	607,165

Current portion of operating lease liabilities	(155,906)

Operating lease liabilities, net of current portion	$451,259

Financial Condition

Cash Flows

No final licenses have been granted pursuant to any of these 16 license applications. As such, there are no revenues or operations associated with the E7 Carve-Out. Expenditures have been capitalized to the E7 Carve-Out balance sheet, represented as a deferred asset created through the process of applying for cannabis retail dispensary licenses in the State of California.

Pursuant to a series of Services and Incubation Agreements (the “Services and Incubation Agreements”) between each of the 16 limited liability companies that comprise the E7 Carve-Out and Element 7, LLC, whereby Element 7, LLC agreed to perform certain advisory and business “incubation” services for each of the 16 limited liability companies that comprise the E7 Carve-Out, Element 7, LLC incurred certain fees and expenses on behalf of these E7 Carve-Out entities.

Operating Activities

Cash flow used in operating activities total ($245,097) and ($148,547) for 2020 and 2019 respectively. This relates to a related party advance for deposits and Operating Right-of-Use Assets.

Investing Activities

Cash flow for investing activities total ($43,577) and ($109,900) for 2020 and 2019 respectively. This relates to a related party advance for the purchase of intangibles, including permits and licenses.

Financing Activities

Cash flow provided by financing activities totaled $288,674 and $258,447 for 2020 and 2019 respectively. This relates to a related party advance to fund the costs associated with acquiring licenses, in accordance with the Services and Incubation Agreements.

Transactions with Related Parties

Incubation Services

Each of the 16 limited liability companies that comprise the E7 Carve-Out have entered into a Services and Incubation Agreement (the “Services and Incubation Agreement”) with Element 7, LLC, pursuant to which Element 7, LLC agreed to perform certain advisory and business “incubation” services for each of the 16 limited liability companies that comprise the E7 Carve-Out (and incur certain fees and expenses on behalf of these E7 Carve-Out entities as part of and as performance for such services) (collectively, the “Incubation”).

Related Party Loans

Element 7 CA, LLC has paid certain fees and expenses on behalf of the E7 Carve-Out entities pursuant to the Services and Incubation Agreements, resulting in the Element 7 CA, LLC being a lender to the E7 Carve-Out via unsecured debt with no payment terms. The total amount outstanding under this arrangement was $531,121 and $244,447 as of December 31, 2020 and 2019, respectively.

Critical Accounting Estimates

Use of Estimates

The preparation of the combined financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the consolidated and combined financial statements and the reported amounts of total net revenue and expenses during the reporting period. The Company regularly evaluates significant estimates and assumptions related to the consolidation or non-consolidation of variable interest entities, estimated useful lives, depreciation of property and equipment, amortization of intangible assets, inventory valuation, stock-based compensation, business combinations, goodwill impairment, long-lived asset impairment, purchased asset valuations, fair value of financial instruments, compound financial instruments, derivative liabilities, deferred income tax asset valuation allowances, incremental borrowing rates, lease terms applicable to lease contracts and going concern. These estimates and assumptions are based on current facts, historical experience and various other factors that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. The actual results the Company experiences may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations.

Cash and Cash Equivalents

Cash and cash equivalents comprised of cash and highly liquid investments that are readily convertible into known amounts of cash with original maturities of three months or less.

Income Taxes

The Merger Entities are treated as a partnership for federal and state income tax purposes. Consequently, income taxes are not payable by or provided for Merger Entities. Members are taxed individually on their share of Merger Entities’ earnings. Since the members are liable for individual federal and state income taxes on the Merger Entities’ taxable income, the Merger Entities may disburse funds necessary to satisfy the members’ estimated personal income tax liabilities. California imposes an LLC fee based on revenue, which is included in the provision for income tax.

Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the combined balance sheet. Effects of enacted tax law changes on deferred tax assets and liabilities are reflected as adjustments to tax expense in the period in which the law is enacted. Deferred tax assets may be reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized.

The Company follows accounting guidance issued by the Financial Accounting Standards Board (“FASB”) related to the application of accounting for uncertainty in income taxes. Under this guidance, the Company assesses the likelihood of the financial statement effect of a tax position that should be recognized when it is more likely than not that the position will be sustained upon examination by a taxing authority based on the technical merits of the tax position, circumstances, and information available as of the reporting date.

Convertible Instruments

The Company evaluates and accounts for conversion options embedded in its convertible instruments in accordance with ASC 815, “Accounting for Derivative Instruments and Hedging Activities”. Professional standards generally provide three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. Professional standards also provide an exception to this rule when the host instrument is deemed to be conventional as defined under professional standards as “The Meaning of Conventional Convertible Debt Instrument”.

The Company accounts for convertible instruments (when it has determined that the embedded conversion options should not be bifurcated from their host instruments) in accordance ASC 470, “Accounting for Convertible Securities with Beneficial Conversion Features”, as those professional standards pertain to “Certain Convertible Instruments”. Accordingly, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their earliest date of redemption. The Company also records when necessary deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. ASC 815-40 provides that generally, if an event is not within the entity’s control could or require net cash settlement, then the contract shall be classified as an asset or a liability.

Recently Issued Accounting Standards

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes” which eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company is currently evaluating the adoption date and impact, if any, adoption will have on its consolidated and combined financial position and consolidated and combined results of operations.

In January 2020, the FASB issued ASU 2020-01, “Investments—Equity Securities (Topic 321)”, “Investments— Equity Method and Joint Ventures (Topic 323)”, and “Derivatives and Hedging (Topic 815)”, which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company is currently evaluating the adoption date and impact, if any, adoption will have on its consolidated and combined financial position and consolidated and combined results of operations.

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt With Conversion and Other Options (Subtopic 470-20)” and “Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. ASU 2020-06 is effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Adoption is applied on a modified or full retrospective transition approach. The Company is currently evaluating the adoption date and impact, if any, adoption will have on its consolidated and combined financial position and consolidated and combined results of operations.

Financial Instruments and Other Instruments

Fair Value of Financial Instruments

The E7 Carve-Out’s financial instruments consist of a deferred asset and a current liability. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy. This is described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 – inputs are quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 – inputs are observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable directly or indirectly.

Level 3 – inputs are unobservable inputs for the asset or liability that reflect the reporting entity’s own assumptions and are not based on observable market data.

There have been no transfers between fair value levels during the years.

Other Risks and Uncertainties

Credit Risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. As at December 31, 2020, the E7 Carve-Out has no exposure to a customer or third party to a financial instrument failing to meet its contractual obligations.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk via its Services and Incubation Agreements, under which Element 7, LLC has agreed to perform certain advisory and business “incubation” services for each of the 16 limited liability companies that comprise the E7 Carve-Out and incur certain fees and expenses on behalf of these E7 Carve-Out entities as part of and as performance for such services.

As of December 31, 2020, no final licenses have been granted pursuant to any of the 16 E7 Carve-Out license applications. As such, there are no cash flows from operating activities associated with the E7 Carve-Out.

Currency Risk

The operating results and financial position of the Company are reported in U.S. dollars. All expenditures associated with licenses applications, and all assets and liabilities as of December 31, 2020 are U.S. dollar denominated.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. As of December 31, 2020, the Company’s sole financial liability is an unsecured debt with no payment terms and therefore is not subject to interest rate risk.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. As of December 31, 2020, the Company’s sole asset is a deferred asset created through the process of applying for cannabis retail dispensary licenses in the State of California. This asset is not subject to price risk.

Recent Developments

Effective February 23, 2021 GH Group, Inc. entered into a Merger and Exchange Agreement with Element 7 CA, LLC whereby GH Group, Inc. would obtain all of the equity interest held by E7 in seventeen licenses, some of which are partially owned. GH Group, Inc. is obligated to purchase all such interests of each license that meets the conditions for sale and E7 is obligated to sell such equity interests. The consideration if $1,500,000 for 100% of the equity interests in each license holding entity payable in shares of post-close Mercer Park Brand Acquisition Corp. at $10 per share. Conditions to close include the closing of the Mercer Park merger, the availability of $25,000,000 for development of retail licenses, and the delivery by E7 of certain leases.

APPENDIX L – BRND UNAUDITED PRO FORMA FINANCIAL STATEMENTS

(See attached)

L-1

MERCER PARK BRAND ACQUISITION CORP.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2020

(EXPRESSED IN UNITED STATES DOLLARS)

Mercer Park Brand Acquisition Corp.

Pro Forma Consolidated Financial Statements

Pro Forma Consolidated Financial Position	1

Pro Forma Consolidated Statement of Operations	2

Notes to the Pro Forma Consolidated Financial Statements	3-12

Mercer Park Brand Acquisition Corp.

Unaudited Pro Forma Consolidated Statement of Financial Position

As at December 31, 2020

	Mercer Park BRAND	GH Group	iCann	Element 7	Subtotal		Pro-Forma	Consolidated
US$	December 31, 2020	December 31, 2020	December 31, 2020	December 31, 2020	December 31, 2020	Notes	Adjustments	December 31, 2020
	$	$			$		$	$
ASSETS
Current
Cash	2,095,023	4,535,251	158,928		6,789,202	5a	407,537,056	365,936,258
						5d	(118,890,000)
						5f	(16,100,000)
						5i	85,000,000
						5l	(400,000)
						5k	2,000,000
Deposit				61,893	61,893	5k	10,000,000	10,061,893
Accounts receivable, trade, no allowance	-	5,141,021			5,141,021			5,141,021
Income tax recoverable	1,209,852	-			1,209,852			1,209,852
Inventory	-	6,866,002	343,289		7,209,291			7,209,291
Prepaid Expenses and other assets	-	1,018,212	61,528		1,079,740			1,079,740
Notes Receivables		904,534			904,534			904,534
	3,304,875	18,465,020	563,745	61,893	22,395,533		369,147,056	391,542,589
Operating Lease Right-of-Use Assets,
Net		2,532,629		538,065	3,070,694			3,070,694
Marketable securities held in a escrow
account	407,537,056	-			407,537,056	5a	(407,537,056)	-
Intangible assets	-	5,279,000		153,477	5,432,477	5d	171,920,360	214,103,880
						5e	(153,477)
						5e	24,000,000
						5l	12,904,520
Property, plant and equipment	-	27,192,027	692,645		27,884,672	5d	92,420,992	120,305,664
Goodwill	-	4,815,999			4,815,999			4,815,999
Deferred tax assets	598,435	-			598,435	5c(iii)	(598,435)	-
Investments		10,701,868			10,701,868	5l	(2,045,309)	8,656,559
Other long term assets	-	554,266			554,266			554,266
Total assets	411,440,366	69,540,809	1,256,390	753,435	482,991,000		260,058,651	743,049,651

Liabilities
Current
Accounts payable and accrued liabilities	396,779	6,570,715	875,599		7,843,093	5g	6,000,000	13,843,093
Income tax payable	-	4,740,003	209,466		4,949,469			4,949,469
Debts/notes payable - current portion	-	601,188			601,188			601,188
Derivative Liabilities		7,365,000			7,365,000			7,365,000
Operating Lease Liabilities - current portion		327,329		155,906	483,235			483,235
Due to related parties	349,034	-		531,121	880,155	5e	(531,121)	349,034
	745,813	19,604,235	1,085,065	687,027	22,122,140		5,468,879	27,591,019

Deferred underwriters’ commission	16,100,000	-			16,100,000	5f	(16,100,000)	-
Class A restricted voting shares subject to redemption	402,500,000	-			402,500,000	5b	(402,500,000)	-
Debts payable - Non-current portion	-	19,072,858			19,072,858	5j	(18,684,492)	388,366
Operating Lease Liabilities - Non-current portion		2,318,852		451,259	2,770,111			2,770,111
Deferred Tax Liabilities		1,420,583			1,420,583			1,420,583
Other Non-Current Liabilities	-	849,358			849,358			849,358
Total liabilities	419,345,813	43,265,886	1,085,065	1,138,286	464,835,050		(431,815,613)	33,019,437

Additional paid-in-capital	(11,684,284)	-			(11,684,284)	5b	402,500,000	667,345,361
						5c(ii)	(390,815,716)
						5d	100,000,000
						5d	45,451,352
						5e	24,000,000
						5e	531,121
						5e	(153,477)
						5c(i)	393,996,118
						5c(ii)	26,061,981
						5i	85,000,000
						5j	(18,001,529)
						5e	584
						5l	(171,325)
						5l	10,630,536
Preferred Stock						5k	12,000,000	48,686,021
						5j	18,684,492
						5j	18,001,529
Retained earnings	3,778,837	-			3,778,837	5i	(3,778,837)	-
						5g	(6,000,000)	(6,000,000)
Members’ equity	-	26,274,923	171,325	(384,267)	26,061,981	5c(ii)	(26,061,981)	-
Non-Controlling Interest				(584)	(584)	5e	(584)	(1,168)
Total Shareholders’ Equity	(7,905,447)	26,274,923	171,325	(384,851)	18,155,950	-	691,874,264	710,030,214

Total liabilities and members’ equity	411,440,366	69,540,809	1,256,390	753,435	482,991,000		260,058,651	743,049,651

1

Mercer Park Brand Acquisition Corp.

Unaudited Pro Forma Consolidated Statement of Operations

As at December 31, 2020

	Mercer Park BRAND	GH Group	iCann	Element 7	Subtotal	Notes	Pro-Forma	Consolidated
	December 31, 2020	December 31, 2020	December 31, 2020	December 31, 2020			Adjustments	December 31, 2020
US$	$	$		$	$		$	$
Revenues, net of discounts	-	48,259,601	3,607,307		51,866,908			51,866,908
Cost of goods sold	-	29,519,143	2,621,272		32,140,415			32,140,415
	-	18,740,458	986,035	-	19,726,493		-	19,726,493
Gross profit (loss)	-	18,740,458	986,035	-	19,726,493		-	19,726,493

Expenses
Transaction costs	-	-			-	5g	6,000,000	6,000,000
General and administrative	752,259	18,637,477	1,798,289	274,397	21,462,422			21,462,422
Sales and marketing	-	1,489,664	166,784		1,656,448			1,656,448
Professional Fees	-	2,040,004	71,570		2,111,574			2,111,574
Depreciation and Amortization	-	2,576,263	108,672		2,684,935			2,684,935
Foreign exchange loss (gain)	43,142	-			43,142			43,142
Total Expenses	795,401	24,743,408	2,145,315	274,397	27,958,521		6,000,000	33,958,521

Net income (loss) from operations	(795,401)	(6,002,950)	(1,159,280)	(274,397)	(8,232,028)		(6,000,000)	(14,232,028)

Other (income) expense
Share of (income) loss on equity investments	-	2,126,112			2,126,112			2,126,112
Interest expense	-	2,179,137	327,104		2,506,241			2,506,241
Interest income	(1,742,747)	(115,572)			(1,858,319)			(1,858,319)
Loss on Change in Fair Value of Derivative Liablities		251,663			251,663			251,663
Other expense (income)	-	(203,345)	32,566		(170,779)			(170,779)
Total other (income) expense	(1,742,747)	4,237,995	359,670	-	2,854,918		-	2,854,918

Income tax (recovery) expense	-	6,418,533	207,868		6,626,401			6,626,401

Net Income (loss) and comprehensive income (loss)	947,346	(16,659,479)	(1,726,818)	(274,397)	(17,713,348)		(6,000,000)	(23,713,348)

Net Income (Loss) Attributable to Non-Controlling Interest				(584)	(584)	5e	584	-

Net Loss Attributable to Members Interest	947,346	(16,659,479)	(1,726,818)	273,813	(17,713,932)		(5,999,416)	(23,713,348)

2

Mercer Park Brand Acquisition Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

As at December 31, 2020 (expressed in US$)

1) Description of Transactions

The unaudited pro forma combined financial statements (the “Pro Forma Financial Statements”) of Mercer Park Brand Acquisition Corp. (“BRND” or the “Corporation”) reflect various adjustments to give effect to the following proposed acquisitions:

Acquisition of GH Group, Inc.

On April 8, 2021, BRND announced that it had entered into a definitive purchase agreement (the “Definitive Agreement”) with GH Group, Inc. (“GH Group” or the “Target Business”) pursuant to which, among other things, BRND shall indirectly acquire all of the equity of GH Group (collectively, the “Transaction”). The Transaction constitutes BRND’s qualifying transaction. GH Group is a vertically integrated producer and seller of adult-use and medicinal cannabis and related products in California.

The Target Business will be acquired in a stock transaction paid via a combination of newly issued subordinate voting shares and multiple voting shares (“MVS”) in BRND (the “Purchase Consideration”), the proportions of which are to be mutually agreed between the parties, with shares issued at $10.00 per share. The Purchase Consideration to be paid at closing is the value of shares equal to (i) the purchase price of $325 million, minus (ii) the amount of indebtedness of GH Group and its direct and indirect subsidiaries as of the data immediately preceding the Transaction, plus (iii) the amount of cash of GH Group and its direct and indirect subsidiaries on the date immediately preceding the Transaction, and further adjusted by (iv) the amount of working capital on the date immediately preceding the Transaction relative to the working capital target of $15 million. The total consideration to be received by GH Group and its shareholders will also include an earn-out component based on share price trading thresholds, together with the Purchase Consideration, the “Aggregate Consideration”. The Aggregate Consideration is subject to post-closing adjustments based on working capital targets, closing cash and the amount of closing indebtedness.

In addition to other closing conditions, BRND will be obligated to have a minimum of $185 million in cash at the closing of the Transaction: (i) before any cash consideration, as applicable, is payable for any additional acquisitions; (ii) after any payments due and payable for BRND’s expenses related to the closing of the Transaction, including all costs, fees, expenses and payments contingent on the closing of the Transaction; and (iii) after reduction for the aggregate amount of payments required to be made in connection with the BRND stockholder redemptions; (iv) plus the aggregate PIPE proceeds and other replacement cash proceeds; and (v)after taking into account any debt or payables on BRND’s balance sheet as of the closing of the Transaction (collectively, the “Closing Cash”).

3

Mercer Park Brand Acquisition Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

As at December 31, 2020 (expressed in US$)

Completed Acquisition by GH Group, Inc.

On January 1, 2021 GH Group completed an acquisition of 100% of the equity interests of iCANN, LLC dba Farmacy Berkeley (“iCANN”) a licensed retail cannabis company located in Berkeley, California (“the iCANN Acquisition”). Since the acquisition was a subsequent event as of December 31, 2020, the iCANN financial statements did not meet the criteria for consolidation with GH Group and is therefore presented on a standalone basis for purposes of the pro forma financial statements. Previously iCANN was held by GH Group under the investment method of accounting as a result of significant but non-controlling influence over iCANN. Pursuant to the terms of the merger agreement between GH Group and iCANN the following occurred: (i) GH Group elected to convert earlier issued convertible notes with principal amount of $2,000,000 and accrued interest of $45,309 into equity interests of iCANN; (ii) GH Group paid $400,000 in cash to four holders of iCANN equity interests: (iii) GH Group issued 7,554,679 Class A Common shares to holders of iCANN equity interests; and (iv) GH Group issued an additional 500,000 Class A Common shares to brokers and consultants.

Proposed Acquisitions by GH Group, Inc.

The Greenhouse

GH Group has executed an agreement with Glass Investment Project, Inc. whereby GH Group has acquired the option, subject to satisfactory completion of due diligence and other conditions, to acquire real property and a greenhouse (the “Greenhouse”) located in Southern California from CEFF Camarillo Property, LLC. The Greenhouse is currently used to grow tomatoes and cucumbers, but it is anticipated, subject to the receipt of applicable regulatory approvals, that it will be re-purposed to grow cannabis. The purchase price payable to CEFF Camarillo Property, LLC for the real property and Greenhouse will be $118.9 million. In addition, the consideration commits $40 million for capital expenditures required to further develop or repurpose the Greenhouse following closing of the acquisition. Upon closing the transaction, 10 million BRND shares will be issued for total consideration of $100 million to Glass Investment Projects, Inc., the previous owner of the option to purchase the real property and the Greenhouse. In addition, another $75 million payable in the form of BRND shares, can be earned by Glass Investment Projects, Inc. over a period of 12 consecutive months commencing July 1, 2023 and ending June 30, 2024, which vest based on an EBITDA and Capex derived target calculation. The Greenhouse requires two earnest money deposits in the amount of $2 million and $8 million, respectively.

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Mercer Park Brand Acquisition Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

As at December 31, 2020 (expressed in US$)

Element 7

GH Group has executed an agreement with Element 7, LLC (“Element 7”) whereby GH Group has the right, subject to satisfactory completion of due diligence and other conditions, to acquire entities which are in the process of applying for up to 17 local retail cannabis licenses in California. A subsidiary of GH Group will have the right to acquire membership interests of Element 7 entities, by way of merger, in exchange for shares of BRND, with shares issued at $10.00 per share. This could result in the issuance of up to 2,400,000 shares in the amount up to $24 million.

In addition, GH Group has agreed to appoint Element 7, LLC as a consultant to assist with the obtaining of additional licenses in California.

US GAAP ASC 805 defines a business as an integrated set of activities and assets that is capable of being conducted and managed to provide a return to investors (or other owners, members or participants) by way of dividends, lower costs or other economic benefits. The Greenhouse and Element 7 acquisitions (the “GH Group Proposed Acquisitions”) did not meet the definition of a business according to ASC 805, and were recorded as an asset acquisition. The acquirer allocates the cost of acquisition to the assets acquired and liabilities assumed based on their relative fair values at the date of acquisition, and no goodwill or bargain purchase gain is recognized.

On April 8, 2021, BRND also announced a private placement of $85 million of shares of a subsidiary (the “Private Placement Shares”) at a price of US $10 per share (the “Private Placement”). The closing of the Private Placement will occur contemporaneously with the closing of the Transaction and in connection therewith, the Private Placement Shares will be exchanged for Equity Shares. The funds from the Private Placement will be used to fund the Resulting Issuer’s growth strategy, for working capital and for general corporate purposes. The Private Placement is subject to customary conditions, including the closing of the Transaction.

2) Basis of Presentation

The unaudited pro forma consolidated statement of financial position as at December 31, 2020 has been prepared by BRND to give effect to the GH Group Proposed Acquisitions and the iCANN Acquisition, as if they had occurred on December 31, 2020. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2020 have been prepared by BRND to give effect to the acquisitions, as if they had occurred on December 31, 2019.

The Pro Forma Financial Statements were prepared using the acquisition method of accounting in accordance with US GAAP ASC 805, Business Combinations, with GH Group being the legal acquiree and accounting acquirer. As such, GH Group is treated as the continuing reporting entity. The acquirer in a business combination is the combining entity that obtains control of the other combining business or businesses. The Pro Forma Financial Statements do not purport to project the future operating results of the combined company.

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Mercer Park Brand Acquisition Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

As at December 31, 2020 (expressed in US$)

All financial data in the Pro Forma Financial Statements are presented in United States Dollars, which is the presentation currency of both BRND and GH Group.

The Pro Forma Financial Statements are derived from the following:

•	The audited financial statements of BRND as at and for the year ended December 31, 2020 and the related notes;

•	The audited financial statements of iCANN as at and for the year ended December 31, 2020 and the related notes;

•	The audited financial statements of GH Group as at and for the year ended December 31, 2020 and the related notes; and

•	The audited financial statements of Element 7 as at and for the year ended December 31, 2020 and the related notes.

Under ASC 805, acquisition-related transaction costs (i.e., advisory, legal, valuation, other professional fees) and certain acquisition-related restructuring charges are not included as a component of consideration transferred but are accounted for as expenses in the period in which the costs are incurred. Since GH Group is treated as the continuing reporting entity for accounting purposes, the accounting for the acquisition is not dependent upon valuations. However, the accounting for the acquisitions by GH Group is dependent upon the allocation of the acquisition cost based on the relative fair values of the assets acquired and liabilities assumed at the date of acquisition. Accordingly, the respective fair values for the acquisitions are provisional and are subject to change.

Management will finalize the purchase accounting during the measurement period defined by ASC 805, which is no later than one year from the date of the respective acquisition dates. Accordingly, certain pro forma adjustments are preliminary and have been prepared solely for the purpose of these Pro Forma Financial Statements. Differences between these provisional estimates and the final acquisition accounting may occur and these differences could have a material impact on BRND’s future financial performance. In addition, the Pro Forma Statements of Operations do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve, the costs to integrate the operations of BRND and the GH Group Proposed Acquisitions, or any costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

3) Accounting Policies

The accounting policies used in the preparation of these unaudited Pro Forma Consolidated Financial Statements are consistent with those described in the audited financial statements of GH Group for the year ended December 31, 2020. BRND has conducted a review of the accounting policies of iCANN and the GH Group Proposed Acquisitions and has not identified any differences in accounting policies that were applied historically by these entities. Additional accounting policies related to the Target Business will be included in the BRND consolidated financial statements after acquisition on going forward basis. For purposes of these Unaudited Pro Forma Consolidated Financial Statements, certain reclassifications have been made to the historical financial statements (as described in notes 5) to conform to the classifications adopted by BRND.

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Mercer Park Brand Acquisition Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

As at December 31, 2020 (expressed in US$)

4) Accounting for Acquisitions

Completed Acquisitions by GH Group, Inc.

While the iCANN financial statements are presented on a standalone basis as of December 31, 2020, this acquisition has closed as of January 1, 2021 and is not contingent on the Transaction.

The following is a summary of the purchase price and allocation for the iCANN Acquisition:

		i.
		ICANN
		$
Cash	a)	$400,000
Convertible Note (including interest)	b)	$2,045,309
Share Capital (based on $325M valuation)	c)	$10,630,536
Total Consideration		$13,075,845

Cash		$158,928
Inventory		$343,289
Other assets and liabilities		$(1,023,537)
Property, Plant and Equipment		$692,645
Intangible Assets - License in Process		$12,904,520
Net Assets Acquired		$13,075,845

i.            The iCANN Acquisition

Pursuant to the terms of the Definitive Agreement, GH Group satisfied the purchase consideration through the following:

a)	GH Group paid $400,000 in the form of cash consideration;

b)	GH Group elected to convert earlier issued convertible notes with principal amount of $2,000,000 and accrued interest of $45,309 into equity interests of iCANN;

c)	GH Group issued 7,554,679 Class A Common shares to holders of iCANN equity interests; and GH Group issued an additional 500,000 Class A Common shares to brokers and consultants. The shares represented 3.3% of the total outstanding shares of GH Group at the time of acquisition, which were valued at the deemed valuation from the Transaction, for purposes of this estimated purchase price calculation.

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Mercer Park Brand Acquisition Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

As at December 31, 2020 (expressed in US$)

Proposed Acquisitions by GH Group, Inc.

The Greenhouse and Element 7 acquisitions did not meet the definition of a business according to ASC 805, and were recorded as an asset acquisition. US GAAP ASC 805 defines a business as an integrated set of activities and assets that is capable of being conducted and managed to provide a return to investors (or other owners, members or participants) by way of dividends, lower costs or other economic benefits. The acquirer allocates the cost of acquisition to the assets acquired and liabilities assumed based on their relative fair values at the date of acquisition, and no goodwill or bargain purchase gain is recognized.

Each of the GH Group Proposed Acquisitions is subject to specific terms relating to satisfaction of the purchase price by BRND and incorporates payments in cash and shares. In addition, the purchase prices may be adjusted for consideration of acquisition date working capital. No working capital adjustments have been reflected in the Pro Forma Financial Statements. ASC 805 requires that contingent consideration be estimated and recorded at the acquisition date with subsequent changes to estimates reflected in earnings. For purposes of the Unaudited Pro Forma Consolidated Financial Statements, all estimates of contingent consideration are preliminary and subject to change.

The following is a summary of the purchase price and allocation for each of the Proposed Acquisitions by GH Group, Inc:

	ii.	iii.	iv.
	BRND	The Greenhouse	Element 7	Total
	$	$	$	$
Cash		$118,890,000		$118,890,000
Share Capital	$393,996,118	$100,000,000	$24,000,000	$517,996,118
Earn Out		$45,451,352		$45,451,352
Total Consideration	$393,996,118	$264,341,352	$24,000,000	$682,337,470

Cash (net of Underwriters' Commission)	$409,632,079			$409,632,079
Deferred Underwriters' Commission	$(16,100,000)			$(16,100,000)
Other assets and liabilities	$464,039			$464,039
Property, Plant and Equipment		$92,420,992		$92,420,992
Intangible Assets - License in Process		$171,920,360	$24,000,000	$195,920,360
Net Assets Acquired	$393,996,118	$264,341,352	$24,000,000	$682,337,470

ii.            GH Group Acquisition

Pursuant to the terms of the Definitive Agreement, BRND will satisfy the purchase consideration in the form of shares for GH Group through the following:

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Mercer Park Brand Acquisition Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

As at December 31, 2020 (expressed in US$)

•	GH Group purchase price is to be paid in the form of newly issued subordinate voting shares (or exchangeable shares exchangeable thereinto on a 1 for 1 basis) and multiple voting shares of BRND;

•	A portion of the GH Group purchase price is derived from an earn-out provision for additional shares based on stock price trading thresholds of the BRND

As GH Group has been determined to be the accounting acquiror, these pro forma financial statements reflect the issuance of equity instruments by GH Group to acquire the net assets of BRND.

iii.            The Greenhouse Acquisition

Pursuant to the terms of the Definitive Agreement, BRND will satisfy the purchase price of $264.3 million for The Greenhouse through the following:

•	$118.9 million is to be paid in the form of cash consideration

•	$100 million is to be paid in the form of shares of BRND pursuant to the exercise of the option

•	A portion of The Greenhouse purchase price is derived from an earn-out provision that may entitle the sellers to earn additional stock consideration, if certain milestones are achieved as it relates to EBITDA and Capex. For the purposes of this pro forma financial statement, the value of the earn out consideration has been estimated at $45.5 million.

•	The property, plant, and equipment of The Greenhouse to be acquired has been valued based on a preliminary fair value estimate. The excess of the purchase price over the value of the property, plant, and equipment has been assigned to the intangible assets representing in process cannabis licenses.

iv.	Element 7 Acquisition

Pursuant to the terms of the Definitive Agreement, BRND will satisfy the purchase price of $24 million for Element 7 by issuance of up to 2.4 million of subordinate voting shares

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Mercer Park Brand Acquisition Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

As at December 31, 2020 (expressed in US$)

5)	Pro Forma adjustments to the Pro Forma Consolidated Financial Statements in connection with the Acquisitions of the Target Business

The following summarizes the pro forma adjustments in connection with the acquisitions of the Target Business to give effect to the acquisitions as if they had occurred on December 31, 2019:

a)	The release of $407.5 million of marketable securities held in escrow in the form of US Treasury Bills transferred to cash;

b)	40,250,000 Class A Restricted Voting Shares valued at $402,500,000 (plus interest) are transferred to equity. The number of Class A Restricted Voting Shares that will be redeemed will occur at the time of completion of the transactions and cannot be known until shortly before the time that the transactions are affected. It is assumed for illustrative purposes in this pro forma statement that no Class A Restricted Voting Shares will be redeemed.

From a sensitivity perspective:

•	If this adjustment had been presented assuming a redemption of 25% of Class A Restricted Voting Shares, then $305.63 million of restricted cash and flexible guaranteed investment certificates will be converted into cash resources and $101.87 will be used to settle the redemption of 25% of the Class A Restricted Voting Shares.

c)	deemed acquisition of BRND by GH Group:

(i)	the net assets of BRND are acquired in exchange for the deemed purchase price of $393 million described in 4(ii);

(ii)	the historical equity of BRND is eliminated and historical equity of GH Group is transferred from Members’ equity to APIC

(iii)	the deferred tax assets are eliminated;

d)	Greenhouse acquisition as described in 4(iii);

e)	Element 7 acquisition as described in note 4(iv); the carrying values of the intangible assets, minority interest and due to related parties are eliminated;

f)	Payment of the $16.1 million underwriters’ commission on the Class A voting restricted shares;

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Mercer Park Brand Acquisition Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

As at December 31, 2020 (expressed in US$)

g)	To incorporate estimated transaction cost of $6 million in connection with the acquisition of the Target Business.

h)	The tax rate is expected to be approximately 21% as a result of acquisitions. However, no impact of tax other than what is reflected historically on the financial statements of the Issuer and the entities being acquired, has been shown in the Pro Forma statements;

i)	The Private Placement of $85 million of shares;

j)	Represent an estimated conversion on the convertible debt instruments, with only $388,366 of non-convertible debt remaining after the acquisition of the Target Business. The $18,684,492 of convertible debt valued at $36,686,021 results in another equity reclassification to preferred stock of $18,001,529;

k)	GH Group, Inc. is expected to close on a Preferred Stock financing for up to $12 million to pay for the $10 million Greenhouse deposit required as part of the acquisition.

l)	The iCANN Acquisition as described in 4(i)

6)	Pro Forma Earnings per Share (“Pro Forma EPS”)

The Pro Forma EPS have been adjusted to reflect the pro forma unaudited consolidated statement of operations for the year ended December 31, 2020. In addition, the number of shares used in calculating the unaudited pro forma consolidated basis and diluted earnings per share has been adjusted to reflect the estimated total number of subordinate voting shares of BRND (or exchangeable shares exchangeable thereinto on a 1 for 1 basis) that would be outstanding as of the closing of the acquisition of the Target Business.

As a result of the acquisition of the Target Business, the pro forma shares of GH Group are estimated based on expected purchase adjustments summarized below:

GH Group Purchase Adjustment	Total
$325 Million Purchase Price	325,000,000
Plus: Estimated Cash as of 12.31.20	4,535,251
Minus: Cash paid for ICANN net of cash received)	(241,072)
Minus: Remaining Debt	(989,554)
Minus: Estimated Settlement of Convertible Debt	(36,686,021)
Plus: Estimated Settlement of Options	28,591,367
Total Value	320,209,971
Total Share Value at $10 per Share	32,020,997

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Mercer Park Brand Acquisition Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

As at December 31, 2020 (expressed in US$)

The following is a breakdown of the pro forma shares that will be issued and outstanding immediately following the proposed transaction with the EPS calculation as of December 31, 2020:

Year Ended
Shares Outstanding - Assuming No Redemptions	December 31, 2020
Net Loss	$(23,713,348)

	Class A	Class B	Common	Total
GH Group Shares (net of estimated purchase adjustments)			32,020,997	32,020,997
BRND Shares	40,250,000	10,198,751		50,448,751
Class B Shares convert on 100-1 basis into MVS	101,988	(10,198,751)		(10,096,763)
Acquisition of The Greenhouse			10,000,000	10,000,000
Acquisition of Element 7			2,400,000	2,400,000
The Private Placement			8,500,000	8,500,000
Total Shares Outstanding	40,351,988	-	52,920,997	93,272,985

Loss per share - basic and diluted				$(0.25)

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CERTIFICATE OF MERCER PARK BRAND ACQUISITION CORP AND PROMOTER

April 30, 2021

This prospectus constitutes full, true and plain disclosure of all material facts relating to the securities previously issued by the issuer as required by securities legislation of each of the provinces and territories of Canada, other than Quebec.

By:	(SIGNED) LOUIS F. KARGER	BY:	(SIGNED) CARMELO MARRELLI
	LOUIS F. KARGER		CARMELO MARRELLI
	CHIEF EXECUTIVE OFFICER		CHIEF FINANCIAL OFFICER

ON BEHALF OF THE BOARD OF DIRECTORS

By:	(SIGNED) JONATHAN SANDELMAN	By:	(SIGNED) CHARLES MILES
	JONATHAN SANDELMAN		CHARLES MILES
	DIRECTOR		DIRECTOR

Mercer Park Brand, L.P., by its general partner, Mercer
Park CB GP II, LLC, AS PROMOTER

By:	(SIGNED) JONATHAN SANDELMAN
JONATHAN SANDELMAN
MEMBER

CT-1